REGISTRATION NO. 333
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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                               FORM N-14

                   REGISTRATION STATEMENT UNDER THE
                        SECURITIES ACT OF 1933


/  / PRE-EFFECTIVE AMENDMENT NO. /   /  POST-EFFECTIVE AMENDMENT NO.
------------------------------------------------------------------------------
                   (CHECK APPROPRIATE BOX OR BOXES)

                     PREMIER CALIFORNIA MUNICIPAL BOND FUND
          (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                            (212) 922-6000
                   (AREA CODE AND TELEPHONE NUMBER)


                      C/O THE DREYFUS CORPORATION
               200 PARK AVENUE, NEW YORK, NEW YORK  10166
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  NUMBER,
                    STREET, CITY, STATE, ZIP CODE)

                (NAME AND ADDRESS OF AGENT FOR SERVICE)

                         MARK N. JACOBS, ESQ.
                      C/O THE DREYFUS CORPORATION
                            200 PARK AVENUE
                       NEW YORK, NEW YORK  10166

                               COPY TO:

                         LEWIS G. COLE, ESQ.
                      STROOCK & STROOCK & LAVAN
                           7 HANOVER SQUARE
                    NEW YORK, NEW YORK 10004-2696

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  AS SOON AS
PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON JANUARY 8, 1997 PURSUANT TO RULE 488.

                         ---------------------

           REGISTRANT HAS PREVIOUSLY FILED A DECLARATION OF INDEFINITE REGISTRATION OF ITS SHARES PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED; ACCORDINGLY, NO FEE IS PAYABLE HEREWITH. REGISTRANT'S RULE 24F-2 NOTICE FOR THE FISCAL YEAR ENDED JANUARY 31, 1996 WAS FILED ON MARCH 28, 1996.

                     PREMIER CALIFORNIA MUNICIPAL BOND FUND
                              Cross Reference Sheet
            Pursuant to Rule 481(a) Under the Securities Act of 1933

                                            Prospectus/Proxy
FORM N-14 ITEM NO.                          STATEMENT CAPTION

PART A

Item 1.    Beginning of Registration           Cover Page
           Statement and Outside Front
           Cover Page of Prospectus

Item 2.    Beginning and Outside Back Cover    Cover Page
           Page of Prospectus

Item 3.    Synopsis Information and Risk       Summary
           Factors

Item 4.    Information About the Transaction   Letter to Shareholders; Proposal
                                               No. 1; Certain Differences
                                               Between the Series and the Funds

Item 5.    Information About the Registrant    Letter to Shareholders; Certain
                                               Differences Between the Series
                                               and the Funds

Item 6.    Information About the Company       Letter to Shareholders; Certain
           being Acquired                      Differences Between the Series
                                               and the Funds

Item 7.    Voting Information                  Letter to Shareholders; Voting
                                               Information

Item 8.    Interest of Certain Persons and     Not Applicable
           Experts

Item 9.    Additional Information Required     Not Applicable
           for Reoffering by Persons Deemed
           to be Underwriters

                                            Statement of Additional
PART B                                      INFORMATION CAPTION

Item 10.   Cover Page                          Cover Page

Item 11.   Table of Contents                   Not Applicable

Item 12.   Additional Information about the    Statement of Additional
           Registrant                          Information of Premier
                                               California Municipal Bond Fund
                                               dated June 3, 19961

Item 13.   Additional Information about the    Not Applicable
           Company being Acquired

Item 14.   Financial Statements                Statement of Additional
                                               Information of Premier
                                               California Municipal Bond Fund
                                               dated June 3, 19961 and
                                               Statement of Additional
                                               Information of Premier Insured
                                               Municipal Bond Fund dated
                                               December 2, 19962

PART C

Item 15.   Indemnification

Item 16.   Exhibits

Item 17.   Undertakings


1 Incorporated herein by reference to the Registration Statement of the Registrant on Form N-1A dated June 3, 1996 (File No. 33-7498).

2 Incorporated herein by reference to the Registration Statement of Premier Insured Municipal Bond Fund on Form N-1A dated December 2, 1996 (File No. 33-61738).

Preliminary Copy

                       PREMIER INSURED MUNICIPAL BOND FUND
                           c/o The Dreyfus Corporation
                                 200 Park Avenue
                            New York, New York 10166


Dear Shareholder:

     As a shareholder of the California Series, the Connecticut Series, the Florida Series, the New Jersey Series or the New York Series of Premier Insured Municipal Bond Fund (the "Trust"), you are entitled to vote on the proposal described below and in the enclosed materials.

     Because each Series has been unable to attract sufficient assets under management to operate efficiently as a separate series of the Trust investing primarily in insured Municipal Obligations without significant expense subsidization, management of the Trust has determined that it would be in the best interest of the Series and their shareholders if each Series were to exchange its assets (subject to liabilities) for shares of corresponding funds advised by The Dreyfus Corporation that have the same or substantially similar investment objectives and management policies, but which do not invest primarily in insured Municipal Obligations; namely, Premier California Municipal Bond Fund, the Connecticut Series, the Florida Series and the New Jersey Series of Premier State Municipal Bond Fund, and Premier New York Municipal Bond Fund (where appropriate each, a "Fund" and, collectively, the "Funds").

     The proposal provides that each Series exchange (the "Exchange") all of its assets, subject to liabilities, attributable to its Class A, Class B and Class C shares, for Class A, Class B and Class C shares, respectively, of its corresponding Fund (collectively, the "Fund Shares"). Promptly thereafter, each Series will distribute pro rata the Fund Shares received in the Exchange to its shareholders in complete liquidation of the Series. Thus, each shareholder will receive for his or her Class A, Class B or Class C Series shares a number of corresponding Class A, Class B or Class C Fund Shares equal to the value of such Series shares as of the date of the Exchange. No sales charge or contingent deferred sales charge will be imposed at the time of the Exchange. The Exchange will not result in the imposition of Federal income tax on you. Shareholders who do not wish to participate in the Exchange may redeem their shares prior to the Exchange. Any contingent deferred sales charge applicable upon redemption of such shares will be waived and any sales load deducted at the time of purchase of such shares on or after ____________, 1996 will be reimbursed to such shareholders by The Dreyfus Corporation.

     Further information about the transaction is contained in the enclosed materials, which you should review carefully. You are entitled to vote on the proposed transaction with respect to each Series and Class in which you are a Shareholder.

     Please take the time to consider the enclosed materials and then vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

     THE TRUST'S BOARD MEMBERS RECOMMEND THAT EACH SERIES' SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED TRANSACTION WITH RESPECT TO THEIR SERIES.

                  If you have any questions after considering the enclosed materials, please contact your Service Agent.

                                  Sincerely,

                                   Marie E. Connolly,
                                    President

January __, 1997

Preliminary Copy

                       PREMIER INSURED MUNICIPAL BOND FUND
                               (CALIFORNIA SERIES)
                              (CONNECTICUT SERIES)
                                (FLORIDA SERIES)
                               (NEW JERSEY SERIES)
                                (NEW YORK SERIES)

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


To the Shareholders:

     A Special Meeting of Shareholders of each of the California Series (the "California Series"), the Connecticut Series (the "Connecticut Series), the Florida Series (the "Florida Series"), the New Jersey Series (the "New Jersey Series") and the New York Series (the "New York Series") of Premier Insured Municipal Bond Fund (the "Trust") will be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, on ________, February __, 1997 at 10:00 a.m. for the following purposes:

     1. To consider an Agreement and Plan of Reorganization providing for the transfer of all or substantially all of the assets, subject to liabilities, attributable to Class A, Class B and Class C shares of each of the California Series, Connecticut Series, Florida Series, New Jersey Series and New York Series, to a corresponding fund, namely Premier California Municipal Bond Fund, the Connecticut Series, the Florida Series and the New Jersey Series of Premier State Municipal Bond Fund, and Premier New York Municipal Bond Fund (each, a "Fund" and, collectively, the "Funds"), respectively, in exchange (the "Exchange") for each Fund's corresponding Class A, Class B and Class C shares and the assumption by the Fund of the relevant Series' stated liabilities. Class A, Class B and Class C shares of a Fund received in the Exchange will be distributed by the relevant Series to its Class A, Class B and Class C shareholders, respectively, in liquidation of such Series, after which such Series will be terminated as a series of the Trust; and

     2. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

     Shareholders of record at the close of business on November __, 1996, will be entitled to receive notice of and to vote at the meeting.

                    By Order of the Board of Trustees


                                        John E. Pelletier,
                                        Secretary

New York, New York
January __, 1997

                       WE NEED YOUR PROXY VOTE IMMEDIATELY

     A SHAREHOLDER MAY THINK HIS VOTE IS NOT IMPORTANT, BUT IT IS VITAL. BY LAW, THE MEETING OF SHAREHOLDERS OF A SERIES WILL HAVE TO BE ADJOURNED WITHOUT CONDUCTING ANY BUSINESS IF LESS THAN A QUORUM OF ITS SHARES ELIGIBLE TO VOTE IS REPRESENTED. IN THAT EVENT, SUCH SERIES, AT ITS SHAREHOLDERS' EXPENSE, WOULD CONTINUE TO SOLICIT VOTES IN AN ATTEMPT TO ACHIEVE A QUORUM. CLEARLY, YOUR VOTE COULD BE CRITICAL TO ENABLE YOUR SERIES TO HOLD THE MEETING AS SCHEDULED, SO PLEASE RETURN YOUR PROXY CARD IMMEDIATELY. YOU AND ALL OTHER SHAREHOLDERS WILL BENEFIT FROM YOUR COOPERATION.

PRELIMINARY COPY
                                  JANUARY __, 1997

                          ACQUISITION OF THE ASSETS OF

                       PREMIER INSURED MUNICIPAL BOND FUND
                               (CALIFORNIA SERIES)
                              (CONNECTICUT SERIES)
                                (FLORIDA SERIES)
                               (NEW JERSEY SERIES)
                                (NEW YORK SERIES)

                        BY AND IN EXCHANGE FOR SHARES OF

                     PREMIER CALIFORNIA MUNICIPAL BOND FUND
                        PREMIER STATE MUNICIPAL BOND FUND
                              (CONNECTICUT SERIES)
                                (FLORIDA SERIES)
                               (NEW JERSEY SERIES)
                      PREMIER NEW YORK MUNICIPAL BOND FUND

                           PROSPECTUS/PROXY STATEMENT

                         SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON _________, FEBRUARY __, 1997


     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Premier Insured Municipal Bond Fund (the "Trust") on behalf of its California Series (the "California Series"), Connecticut Series (the "Connecticut Series"), Florida Series (the "Florida Series"), New Jersey Series (the "New Jersey Series") and New York Series (the "New York Series") to be used at the Special Meeting of Shareholders (the "Meeting") of the Series to be held on ____________, February __, 1997 at 10:00 a.m., at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. Shareholders of record at the close of business on November __, 1996 (each, a "Shareholder" and, collectively, the "Shareholders") are entitled to receive notice of and to vote at the Meeting. Shareholders are entitled to one vote for each share of beneficial interest of a Series, par value $.001 per share ("Series Share"), held and fractional votes for each fractional Series Share held. Class A, Class B and Class C shareholders will vote together on the Proposal. Series Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If the enclosed form of proxy is executed and returned, it nevertheless may be revoked by giving another proxy or by letter or telegram directed to the relevant Series, which must indicate the Shareholder's name and account number. To be effective, such revocation must be received before the Meeting. Also, any Shareholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of __________, 1996, the following numbers of Series Shares were issued and outstanding:

                                 Class A Shares                 Class B Shares            Class C Shares
  NAME OF SERIES                   OUTSTANDING                    OUTSTANDING               OUTSTANDING
California Series                   _____                           _____                   _____

Connecticut Series                  _____                           _____                   _____

Florida Series                      _____                           _____                   _____

New Jersey Series                   _____                           _____                   _____

New York Series                     _____                           _____                   _____

     Proxy materials will be mailed to shareholders of record on or about January __, 1997. The Trust's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

     If the Proposal is approved by one or more Series, and disapproved by the other Series, the Proposal will be implemented only for each Series that approved the Proposal.

     It is proposed that each Series transfer all or substantially all of its assets, subject to liabilities, attributable to its Class A, Class B and Class C shares, to a corresponding fund, as follows:

TRANSFERRING SERIES                         ACQUIRING FUND

California Series                           Premier California Municipal Bond
                                            Fund (the "California Fund")

Connecticut Series                          Connecticut Series (the
                                            "Connecticut Fund") of Premier
                                            State Municipal Bond Fund (the
                                            "State Fund")

Florida Series                              Florida Series (the "Florida Fund")
                                            of the State Fund

New Jersey Series                           New Jersey Series (the "New Jersey
                                            Fund") of the State Fund

New York Series                             Premier New York Municipal Bond
                                            Fund (the "New York Fund")

     Such transfer will be in exchange (the "Exchange") for corresponding Class A shares ("Fund Class A Shares"), Class B shares ("Fund Class B Shares") and Class C shares ("Fund Class C Shares" and, together with Fund Class A Shares and Fund Class B Shares, "Fund Shares") of the corresponding fund, as described above (where appropriate each, a "Fund" and, collectively, the "Funds"), all as more fully described herein. Upon consummation of the Exchange, Fund Shares received by a Series will be distributed to its Shareholders, with each Shareholder receiving a pro rata distribution of Fund Shares (or fractions thereof) for Series Shares held prior to the Exchange. Thus, it is contemplated that each Class A, Class B and Class C Shareholder will receive for the Shareholder's Series Shares of any such Class a number of Fund Class A Shares, Fund Class B Shares and Fund Class C Shares (or fractions thereof), respectively, equal in value to the aggregate net asset value of such Series Shares of each such Class as of the date of the Exchange.

     Each Series and Fund is an open-end management investment company. The Series and the Funds have the same investment adviser and distributor, and substantially similar investment objectives and management policies, except that each Fund invests primarily in Municipal Obligations (as defined herein) whereas each Series invests primarily in Municipal Obligations that are insured as to the timely payment of principal and interest by recognized insurers of Municipal Obligations. The substantive differences between each Series and its corresponding Fund are set forth herein.

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely information about the Funds that Shareholders should know before voting on the Proposal or investing in the Funds.

     The following documents accompany this Prospectus/Proxy Statement and are incorporated herein by reference:

Name of Fund             Prospectus                 Annual and
                                                   Semi-Annual Reports

California Fund      Prospectus dated June 3,       Annual Report for the
                     1996, as revised December 1,    fiscal year ended
                     1996 (the "California Fund      January 31, 1996
                     Prospectus")
                                                  Semi-Annual Report for
                                                  the six months ended
                                                  July 31, 1996

Connecticut Fund,    Prospectus dated            Connecticut Fund's and
Florida Fund and     December __, 1996             Florida Fund's Annual
New Jersey Fund      (the "State Fund              Report for the fiscal
                     Prospectus")                  year ended April 30, 1996

New York Fund        Prospectus dated April 1,    Annual Report for the
                     1996, as revised              Fiscal year ended November
                     December 1, 1996 (the          30, 1996
                    "New York Fund Prospectus")
                                                  Semi-Annual Report for
                                                   the six months ended
                                                   May 31, 1996

Trust               Prospectus dated December 2,
                    1996 (the "Trust Prospectus")

     Additional information, contained in a Statement of Additional Information dated January __, 1997 forming a part of the California Fund's Registration Statement on Form N-14 (File No. 333-__________), the State Fund's Registration Statement on Form N-14 (File No. 333-________), and the New York Fund's Registration Statement on Form N-14 (File No. 333-___________) has been filed with the Securities and Exchange Commission (the "Commission") and is available without charge by calling 1-800- 554-4611 or writing to the respective Fund at its principal executive offices located at 200 Park Avenue, New York, New York 10166. The Statement of Additional Information is incorporated herein by reference in its entirety.

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MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR
GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY
INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE
FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF
PRINCIPAL.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS/PROXY STATEMENT.  ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.
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

                                TABLE OF CONTENTS
                                                                       PAGE
Summary.............................................................
Reasons for the Exchanges...........................................
Information about the Exchanges.....................................
Information about the Series and Funds..............................
Voting Information..................................................
Financial Statements and Experts....................................
Other Matters.......................................................
Notice to Banks, Broker/Dealers and
  Voting Trustees and Their Nominees................................

         APPROVAL OF AN AGREEMENT AND PLAN OF REORGANIZATION
         PROVIDING FOR THE TRANSFER OF ALL OR SUBSTANTIALLY ALL
         OF THE ASSETS OF EACH SERIES TO THE CORRESPONDING FUND

                                     SUMMARY

     This Summary is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the California Fund Prospectus, the State Fund Prospectus, the New York Fund Prospectus, the Trust Prospectus and the form of Agreement and Plan of Reorganization attached to this Prospectus/Proxy Statement as Exhibit A.

     PROPOSED TRANSACTION. The Trust's Board, including the Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")), has unanimously approved an Agreement and Plan of Reorganization (each a "Plan" and, collectively, the "Plans"), with respect to each Series. The Plans are identical except for the name of the parties, the provision under the Internal Revenue Code of 1986, as amended (the "Code"), under which the reorganization will be effected, the classification of a Fund as either diversified or non-diversified, and the dates of certain financial statements. Each Plan provides that, subject to the requisite approval of its Shareholders, on the date of the Exchange each Series shall assign, transfer and convey to the corresponding Fund all of the assets (subject to liabilities) of such Series, including all securities and cash, attributable to its Class A, Class B and Class C shares, in exchange for Fund Class A Shares, Fund Class B Shares and Fund Class C Shares, respectively, having an aggregate net asset value equal to the value of the net assets of such Series' corresponding Class acquired. Each Series will distribute all Fund Shares received by it among its Shareholders so that each Class A, Class B and Class C Shareholder will receive a pro rata distribution of Fund Class A Shares, Fund Class B Shares and Fund Class C Shares (or fractions thereof), respectively, having an aggregate net asset value equal to the aggregate net asset value of the Shareholder's Series Shares as of the date of the Exchange. Thereafter, each Series will be terminated as a series of the Trust.

     As a result of the Exchange, each Shareholder will cease to be a shareholder of the relevant Series and will become a shareholder of the corresponding Fund as of the close of business on the closing date of the Exchange. No sales charge or contingent deferred sales charge ("CDSC") will be imposed on the Fund Shares received at the time of the Exchange.

     The Trust's Board has concluded unanimously that the Exchange would be in the best interests of Shareholders of each Series and the interests of existing Shareholders of each Series would not be diluted as a result of the transactions contemplated thereby. See "Reasons for the Exchanges."

     TAX CONSEQUENCES. As a condition to the closing of the Exchange, the Trust and the California Fund, State Fund and New York Fund will receive an opinion of counsel to the effect that, for Federal income tax purposes, (a) no gain or loss will be recognized by Series Shareholders for Federal income tax purposes as a result of the Exchange, (b) the holding period and aggregate tax basis of Fund Shares received by a Series Shareholder will be the same as the holding period and aggregate tax basis of the Shareholder's Series Shares, and (c) the holding period and tax basis of the Series' assets transferred to the Fund as a result of the Exchange will be the same as the holding period and tax basis of such assets held by the Series immediately prior to the Exchange. See "Information about the Exchanges--Tax Consequences."

     COMPARISON OF THE SERIES AND FUNDS. The following discussion is a summary of certain parts of the Trust Prospectus, the California Fund Prospectus, State Fund Prospectus and New York Fund Prospectus. Information contained herein is qualified by the more complete information set forth therein, which is incorporated herein by reference.

     GENERAL. Each Series and each Fund is an open-end, management investment company advised by The Dreyfus Corporation ("Dreyfus"). The investment objectives of each Fund and Series are substantially similar--to maximize current income exempt from Federal income tax and, where applicable, State income tax of the State after which it is named, to the extent consistent with the preservation of capital, with respect to the Series and the California Fund and New York Fund, or without undue risk, with respect to the Connecticut Fund, Florida Fund and New Jersey Fund.

     The management policies of each Series and Fund are substantially similar. Each invests primarily in debt securities issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest from which is exempt from Federal income tax and, where applicable, from the income tax of the State after which it is named ("Municipal Obligations"). Each Series invests primarily in Municipal Obligations insured as to the timely payment of principal and interest under insurance policies (i) purchased by the Series or by a previous owner of the Municipal Obligation or (ii) obtained by the issuer or underwriter of the Municipal Obligation. See "Description of the Fund--Insurance Feature" in the Trust Prospectus for a discussion of Municipal Obligation insurance. The Funds are not required by their management policies to purchase insured Municipal Obligations. See "Risk Factors" below.

     The Municipal Obligations in which each Series invests consist only of those considered investment grade by Moody's Investors Service, Inc. ("Moody's") (Aaa, Aa, A and Baa), Standard & Poor's Ratings Group ("S&P") (AAA, AA, A and
BBB) or Fitch Investors Service, L.P. ("Fitch") (AAA, AA, A and BBB) in the case of bonds, and in the two highest rating categories of Moody's, S&P or Fitch in the case of short-term obligations, or determined to be of comparable quality by Dreyfus. At least 70% of each Fund's net assets must consist of Municipal Obligations which, in the case of bonds, are rated no lower than investment grade by Moody's, S&P or Fitch. Each Fund may invest up to 30% of its net assets in Municipal Obligations, which in the case of bonds, are rated lower than investment grade and as low as the lowest rating assigned by Moody's, S&P or Fitch. Each Fund may invest in short-term Municipal Obligations which are rated in the two highest rating categories by Moody's, S&P or Fitch. Investments rated below investment grade by Moody's, S&P and Fitch ordinarily provide higher yields but involve greater risk because of their speculative characteristics. See "Risk Factors" below.

     Each Series and Fund may invest on a temporary basis (but not to exceed 20% of its net assets) or for temporary defensive purposes, in taxable investments, such as obligations of the U.S. Government, its agencies or instrumentalities, commercial paper, certificates of deposit, time deposits, bankers' acceptances and other short-term bank obligations and repurchase agreements. Each Series and Fund may engage in various investment techniques, such as options and futures transactions, lending portfolio securities and short-selling, which may give rise to taxable income. In all other material respects, the management policies of the Series and the Funds are the same. For a more complete discussion of each Series' or Fund's management policies, see "Description of the Fund" in the Trust Prospectus or the relevant Fund Prospectus.

     Each Series is a separate portfolio of the Trust, which, like the California Fund, State Fund and New York Fund, is an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts.

     INVESTMENT RESTRICTIONS. The 1940 Act requires that a relatively limited number of investment policies and restrictions be designated as fundamental policies that cannot be changed without shareholder approval. One such fundamental policy is a fund's classification as either a diversified or non-diversified investment company. Each Series and Fund, except the California Fund, is a NON-DIVERSIFIED investment company, meaning that the proportion of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. The California Fund is a DIVERSIFIED investment company that may not invest more than 5% of the value of its total assets in the obligations of a single issuer, except that up to 25% of the value of the California Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitation.

     Each Series and Fund, except the New York Fund, has adopted a fundamental policy permitting it to borrow money to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of a fund's total assets). Each such Series and Fund, however, currently intends to borrow, and the New York Fund is permitted to borrow, only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost of market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of its total assets, such Series or Fund will not make any additional investments.

     Each Series has adopted as a fundamental policy a restriction on issuing any senior security; such restriction also applies to each Fund pursuant to the provisions of the 1940 Act.

     In all other respects, the fundamental policies and investment restrictions of each Series and Fund are substantially similar.

     INITIAL SALES CHARGE ON CLASS A SHARES. The schedule of the initial sales charge imposed on Series Class A shares and Fund Class A Shares is identical. In addition, Series Class A shares and Fund Class A Shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year after purchase are subject to the same CDSC. See "How To Buy Shares--Class A Shares" in the relevant Prospectus for a discussion of the initial sales charge.

     CONTINGENT DEFERRED SALES CHARGE ON CLASS B AND CLASS C SHARES. The schedule of the CDSC imposed at the time of redemption on Series Class B shares and Fund Class B Shares is identical. The CDSC imposed on any redemption of Series Class C shares and Fund Class C Shares within one year after purchase also is identical. See "How to Redeem Shares--Contingent Deferred Sales Charge" in the relevant Prospectus for a discussion of the CDSC imposed on Class B and Class C shares.

     FEES AND EXPENSES. The following information concerning fees and expenses of the Series and Funds is derived from information set forth under the caption "Fee Table" in the relevant Prospectus. Other Expenses for Class A, Class B and Class C of the New Jersey Fund and for Class C of each Series and other Fund are based on estimated amounts. The "Pro Forma After Exchange" information is based on assets of the Series and Funds as of September 30, 1996. The expense information set forth below for the Series and the Funds does not reflect any fee waivers or expense reimbursement arrangements that may be or may have been in effect.

ANNUAL FUND
OPERATING EXPENSES
(as a percentage of average
daily net assets):

                                                                                                       Pro Forma
                                                                                                        After
                                                                                                        Exchange
                                           California                     California                  California
                                             Series                         Fund                       Fund
                                            CLASS A                        CLASS A                     CLASS A
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   None                           None                        None
Other Expenses                               .89%                           .38%                        .35%
Total Operating
 Expenses                                   1.44%                           .93%                        .90%

                                                                                                          Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                           California                          California                 California
                                             Series                               Fund                       Fund
                                            CLASS B                             CLASS B                    CLASS B
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .50%                           .50%                        .50%
Other Expenses                               .92%                           .40%                        .37%
Total Operating
 Expenses                                   1.97%                          1.45%                       1.42%

                                                                                                          Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                           California                          California                 California
                                             Series                               Fund                       Fund
                                             CLASS C                            CLASS C                    CLASS C
Management Fees                               .55%                          .55%                        .55%
12b-1 Fees                                    .75%                          .75%                        .75%
Other Expenses                               1.95%                          .38%                        .35%
Total Operating
 Expenses                                    3.25%                         1.68%                       1.65%

                                                                                                          Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                           Connecticut                        Connecticut                Connecticut
                                             Series                               Fund                       Fund
                                             CLASS A                            CLASS A                    CLASS A
Management Fees                               .55%                          .55%                        .55%
12b-1 Fees                                    None                          None                        None
Other Expenses                                .61%                          .37%                        .33%
Total Operating
 Expenses                                    1.16%                          .92%                        .88%


                                                                                                          Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                           Connecticut                        Connecticut                Connecticut
                                             Series                               Fund                       Fund
                                             CLASS B                             CLASS B                   CLASS B
Management Fees                               .55%                          .55%                        .55%
12b-1 Fees                                    .50%                          .50%                        .50%
Other Expenses                                .61%                          .39%                        .35%
Total Operating
 Expenses                                    1.66%                         1.44%                       1.40%


                                                                                                          Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                          Connecticut                   Connecticut                Connecticut
                                           Series                          Fund                       Fund
                                           CLASS C                        CLASS C                    CLASS C
Management Fees                               .55%                          .55%                        .55%
12b-1 Fees                                    .75%                          .75%                        .75%
Other Expenses                                .68%                          .34%                        .34%
Total Operating
 Expenses                                    1.98%                         1.64%                       1.64%


                                                                                                     Pro Forma
                                                                                                       After
                                           Florida                        Florida                    Exchange
                                           Series                           Fund                   Florida Fund
                                           CLASS A                         CLASS A                    CLASS A
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   None                           None                        None
Other Expenses                               .63%                           .36%                        .35%
Total Operating
 Expenses                                   1.18%                           .91%                        .90%

                                                                                                     Pro Forma
                                                                                                      After
                                           Florida                        Florida                    Exchange
                                           Series                          Fund                   Florida Fund
                                           CLASS B                       CLASS B                    CLASS B
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .50%                           .50%                        .50%
Other Expenses                               .62%                           .36%                        .36%
Total Operating
 Expenses                                   1.67%                          1.41%                       1.41%


                                                                                                     Pro Forma
                                                                                                     After
                                           Florida                       Florida                    Exchange
                                           Series                          Fund                   Florida Fund
                                           CLASS C                      CLASS C                    CLASS C
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .75%                           .75%                        .75%
Other Expenses                               .56%                           .69%                        .36%
Total Operating
 Expenses                                   1.86%                          1.99%                       1.66%


                                                                                                    Pro Forma
                                                                                                      After
                                                                                                     Exchange
                                           New Jersey                    New Jersey                 New Jersey
                                            Series                          Fund                       Fund
                                            CLASS A                      CLASS A*                   CLASS A
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   None                           None                        None
Other Expenses                               .67%                           .67%                        .54%
Total Operating
 Expenses                                   1.22%                          1.22%                       1.09%


                                                                                                    Pro Forma
                                                                                                      After
                                                                                                     Exchange
                                           New Jersey                    New Jersey                 New Jersey
                                             Series                         Fund                       Fund
                                            CLASS B                      CLASS B*                   CLASS B
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .50%                           .50%                        .50%
Other Expenses                               .66%                           .66%                        .52%
Total Operating
 Expenses                                   1.71%                          1.71%                       1.57%


                                                                                                    Pro Forma
                                                                                                      After
                                                                                                     Exchange
                                           New Jersey                    New Jersey                 New Jersey
                                             Series                         Fund                       Fund
                                            CLASS C                      CLASS C*                   CLASS C
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .75%                           .75%                        .75%
Other Expenses                               .67%                           .67%                        .67%
Total Operating
 Expenses                                   1.97%                          1.97%                       1.97%


                                                                                                    Pro Forma
                                                                                                      After
                                           New York                       New York                   Exchange
                                            Series                         Fund                  New York Fund
                                            CLASS A                     CLASS A                    CLASS A
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   None                           None                        None
Other Expenses                               .69%                           .39%                        .36%
Total Operating
 Expenses                                   1.24%                           .94%                        .91%


                                                                                                    Pro Forma
                                                                                                      After
                                           New York                       New York                   Exchange
                                            Series                          Fund                  New York Fund
                                            CLASS B                       CLASS B                    CLASS B
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .50%                           .50%                        .50%
Other Expenses                               .69%                           .41%                        .39%
Total Operating
 Expenses                                   1.74%                          1.46%                       1.44%

                                                                                                    Pro Forma
                                                                                                      After
                                           New York                       New York                   Exchange
                                            Series                          Fund                  New York Fund
                                            CLASS C                      CLASS C                    CLASS C
Management Fees                              .55%                           .55%                        .55%
12b-1 Fees                                   .75%                           .75%                        .75%
Other Expenses                              1.03%                           .44%                        .33%
Total Operating
 Expenses                                   2.33%                          1.74%                       1.63%

--------------------
*        The New Jersey Fund has not commenced operations; "Other Expenses" and
         "Total Operating Expenses" are based on amounts for the New Jersey
         Series.

EXAMPLE
         An investor would pay the following expenses(a) on a $1,000 investment, assuming (1) 5% annual return and (2) except where noted, redemption at the end of each time period:


                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              California                     California                        California
                               Series                          Fund                              Fund
                              CLASS A                         CLASS A                           CLASS A
1 Year                          $ 59                           $ 54                              $ 54
3 Years                         $ 89                           $ 73                              $ 72
5 Years                         $120                           $ 94                              $ 93
10 Years                        $210                           $154                              $151

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              California                     California                        California
                              Series                          Fund                              Fund
                              CLASS B                        CLASS B                           CLASS B
1 Year                        $ 60/$ 20*                   $ 55/$15*                          $ 54/$14*
3 Years                       $ 92/$ 62*                   $ 76/$46*                          $ 75/$45*
5 Years                       $126/$106*                   $ 99/$79*                          $ 98/$78*
10 Years                       $203**                      $147**                             $143**

                                                                                             Pro Forma
                                                                                                After
                                                                                               Exchange
                             California                     California                        California
                               Series                          Fund                              Fund
                              CLASS C                        CLASS C                           CLASS C
1 Year                      $ 43/$33*                      $ 27/$17*                        $ 27/$17*
3 Years                     $100                           $ 53                             $ 52
5 Years                     $170                           $ 91                             $ 90
10 Years                    $355                           $199                             $195



                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                            Connecticut                    Connecticut                       Connecticut
                               Series                          Fund                              Fund
                              CLASS A                        CLASS A                           CLASS A
1 Year                          $ 56                           $ 54                              $ 54
3 Years                         $ 80                           $ 73                              $ 72
5 Years                         $106                           $ 94                              $ 92
10 Years                        $180                           $153                              $149

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                            Connecticut                    Connecticut                       Connecticut
                               Series                          Fund                              Fund
                              CLASS B                        CLASS B                           CLASS B
1 Year                       $ 57/$17*                      $ 55/$15*                          $ 54/$14*
3 Years                      $ 82/$52*                      $ 76/$46*                         $ 74/$44*
5 Years                      $110/$90*                      $ 99/$79*                          $ 97/$77*
10 Years                       $171**                         $145**                            $141**

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                             Connecticut                   Connecticut                       Connecticut
                               Series                          Fund                              Fund
                              CLASS C                        CLASS C                           CLASS C
1 Year                       $ 30/$20*                                                        $ 27/$ 17*                $
                                                             27/$17*
3 Years                         $ 62                           $ 52                              $ 52
5 Years                         $107                           $ 89                              $ 89
10 Years                        $231                           $194                              $194

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              Florida                        Florida                           Florida
                               Series                          Fund                              Fund
                              CLASS A                        CLASS A                           CLASS A
1 Year                          $ 56                           $ 54                              $ 54
3 Years                         $ 81                           $ 73                              $ 72
5 Years                         $107                           $ 93                              $ 93
10 Years                        $182                           $152                              $151

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              Florida                        Florida                           Florida
                               Series                          Fund                              Fund
                              CLASS B                        CLASS B                           CLASS B
1 Year                       $ 57/$17*                      $ 54/$14*                         $ 54/$14*
3 Years                      $ 83/$53*                      $ 75/$45*                         $ 75/$45*
5 Years                      $111/$91*                      $ 97/$77*                         $ 97/$77*
10 Years                       $173**                       $143**                            $142**

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              Florida                        Florida                           Florida
                               Series                          Fund                              Fund
                              CLASS C                        CLASS C                           CLASS C
1 Year                       $ 29/$19*                                                        $ 27/$ 17*                $
                                                             30/$20*
3 Years                         $ 58                           $ 62                              $ 52
5 Years                         $101                           $107                              $ 90
10 Years                        $218                           $232                              $197


                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                             New Jersey                     New Jersey                        New Jersey
                               Series                          Fund                              Fund
                              CLASS A                        CLASS A                           CLASS A
1 Year                          $ 57                           $ 57                              $ 56
3 Years                         $ 82                           $ 82                              $ 78
5 Years                         $109                           $109                              $102
10 Years                        $186                           $186                              $172

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                             New Jersey                     New Jersey                        New Jersey
                               Series                          Fund                              Fund
                              CLASS B                        CLASS B                           CLASS B
1 Year                       $ 57/$17*                      $ 57/$17*                          $ 56/$16*
3 Years                      $ 84/$54*                       $ 84/$54*                        $ 80/$50*
5 Years                      $113/$93*                      $113/$93*                         $106/$86*
10 Years                       $177**                         $177**                            $162**

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                             New Jersey                     New Jersey                        New Jersey
                               Series                          Fund                              Fund
                              CLASS C                        CLASS C                           CLASS C
1 Year                       $ 30/$20*                      $ 30/$20*                         $ 30/$20*
3 Years                         $ 62                           $ 62                              $ 62
5 Years                         $106                           $106                              $106
10 Years                        $230                           $230                              $230

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              New York                       New York                          New York
                               Series                          Fund                              Fund
                              CLASS A                        CLASS A                           CLASS A
1 Year                          $ 57                           $ 54                              $ 54
3 Years                         $ 83                           $ 74                              $ 73
5 Years                         $110                           $ 95                              $ 93
10 Years                        $188                           $155                              $152


                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              New York                       New York                          New York
                               Series                          Fund                              Fund
                              CLASS B                        CLASS B                           CLASS B
1 Year                       $ 58/$ 18*                     $ 55/$15*                         $ 55/$15*
3 Years                      $ 85/$ 55*                     $ 76/$46*                         $ 76/$46*
5 Years                      $114/$ 94*                     $100/$80*                         $ 99/$79*
10 Years                       $180**                         $148**                            $145**

                                                                                              Pro Forma
                                                                                                After
                                                                                               Exchange
                              New York                       New York                          New York
                               Series                          Fund                              Fund
                              CLASS C                        CLASS C                           CLASS C
1 Year                       $ 34/$24*                                                        $ 27/$17*                 $
                                                             28/$18*
3 Years                         $ 73                           $ 55                              $ 51
5 Years                         $125                           $ 94                              $ 89
10 Years                        $267                           $205                              $193

-------------

(a) The amounts listed in the examples reflect the maximum chargeable sales charges or contingent deferred sales charges, as applicable.
*        Assuming no redemption of shares.
** Ten year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.


THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, A FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

     DISTRIBUTION PLAN. Fund Class B Shares and Fund Class C Shares are subject to a Rule 12b-1 Plan which is identical to that adopted by each Series for its Class B and Class C shares. See "Distribution Plan and Shareholder Services Plan-- Distribution Plan" in the relevant Prospectus for a discussion of the Rule 12b-1 Plan.

     SHAREHOLDER SERVICES PLAN. Fund Class A Shares, Fund Class B Shares and Fund Class C Shares are subject to a Shareholder Services Plan which is identical to that adopted by each Series for its Class A, Class B and Class C shares. See "Distribution Plan and Shareholder Services Plan--Shareholder Services Plan" in the relevant Prospectus for a discussion of the Shareholder Services Plan.

     PRIMARY PORTFOLIO MANAGERS. The primary portfolio manager for the California, Connecticut and Florida Series is Stephen C. Kris, who has been employed by Dreyfus since February 1988. Mr. Kris also is the primary portfolio manager for the California Fund and Florida Fund. The primary portfolio manager for the Connecticut Fund is Samuel J. Weinstock, who has been employed by Dreyfus since March 1987. Mr. Weinstock also is the primary portfolio for the New Jersey Series. The primary portfolio manager for the New Jersey Fund is ______________, who has been employed by Dreyfus since _____. The primary portfolio manager for the New York Series is Richard J. Moynihan, who has been employed by Dreyfus since 1973. The primary portfolio manager for the New York Fund is Monica S. Wieboldt, who has been employed by Dreyfus since November 1983. Each primary portfolio manager for a particular Series or Fund also serves as a portfolio manager for each other Series and Fund.

     CAPITALIZATION. Each of the Series and the Funds has classified its shares into three classes--Class A, Class B and Class C. The following table sets forth as of September 30, 1996 (1) the capitalization of each class of each Series' shares, (2) the capitalization of each class of each Fund's shares and (3) the pro forma capitalization of each class of each Fund's shares, as adjusted showing the effect of the Exchange had it occurred on such date.

                                                                                                           Pro Forma
                                                                                                            After
                                                                                                           Exchange
                                       California                        California                       California
                                         Series                            Fund                              Fund
                                        CLASS A                           CLASS A                          CLASS A
Total net assets....................   $3,396,053                        $169,011,598                     $172,407,651
Net asset value
  per share.........................   $12.05                            $12.51                           $12.51
Shares outstanding..................   281,833                           13,507,982                       13,781,587
                                                                                                        Pro Forma
                                                                                                          After
                                                                                                         Exchange
                                       California                        California                     California
                                         Series                            Fund                            Fund
                                        CLASS B                           CLASS B                        CLASS B
Total net assets....................   $4,245,005                        $20,642,613                    $24,887,618
Net asset value
  per share.........................   $12.06                            $12.52                         $12.52
Shares outstanding..................   351,931                           1,648,972                      1,987,829
                                                                                                        Pro Forma
                                                                                                          After
                                                                                                        Exchange
                                       California                      California                       California
                                         Series                          Fund                             Fund
                                        CLASS C                         CLASS C                          CLASS C
Total net assets....................   $1,009                          $511,972                         $512,981
Net asset value
  per share.........................   $12.06                          $12.54                           $12.54
Shares outstanding..................   84                              40,836                           40,908
                                                                                                         Pro Forma
                                                                                                           After
                                                                                                          Exchange
                                       Connecticut                     Connecticut                      Connecticut
                                         Series                            Fund                            Fund
                                        CLASS A                           CLASS A                         CLASS A
Total net assets....................   $11,079,767                     $316,941,666                     $328,021,433
Net asset value
  per share.........................    $13.02                         $12.07                           $12.07
Shares outstanding..................   850,750                         26,252,867                       27,176,589
                                                                                                       Pro Forma
                                                                                                         After
                                                                                                        Exchange
                                       Connecticut                    Connecticut                     Connecticut
                                          Series                          Fund                            Fund
                                         CLASS B                         CLASS B                         CLASS B
Total net assets....................   $17,492,751                    $41,257,810                     $58,750,561
Net asset value
  per share.........................   $13.03                         $12.07                          $12.07
Shares outstanding..................   1,342,296                      3,419,106                       4,867,486
                                                                                                         Pro Forma
                                                                                                           After
                                                                                                          Exchange
                                       Connecticut                     Connecticut                      Connecticut
                                          Series                          Fund                             Fund
                                         CLASS C                         CLASS C                          CLASS C
Total net assets....................   $174,023                        $925,226                         $1,099,249
Net asset value
  per share.........................   $13.02                          $12.06                           $12.06
Shares outstanding..................   13,363                          76,710                           91,148
                                                                                                           Pro Forma
                                                                                                             After
                                                                                                            Exchange
                                       Florida                           Florida                            Florida
                                       Series                             Fund                               Fund
                                       CLASS A                           CLASS A                            CLASS A
Total net assets....................   $16,121,893                       $217,557,621                      $233,679,514
Net asset value
  per share.........................   $13.28                            $14.55                            $14.55
Shares outstanding..................   1,213,961                         14,955,576                        16,060,448
                                                                                                           Pro Forma
                                                                                                            After
                                                                                                            Exchange
                                       Florida                           Florida                            Florida
                                       Series                             Fund                               Fund
                                       CLASS B                           CLASS B                            CLASS B
Total net assets....................   $17,846,485                       $26,404,273                       $44,250,758
Net asset value
  per share.........................   $13.28                            $14.54                            $14.54
Shares outstanding..................   1,343,617                         1,815,940                         3,043,381
                                                                                                           Pro Forma
                                                                                                             After
                                                                                                           Exchange
                                       Florida                           Florida                           Florida
                                       Series                             Fund                              Fund
                                       CLASS C                           CLASS C                           CLASS C
Total net assets....................   $993                              $56,404                           $57,397
Net asset value
  per share.........................   $13.28                            $14.54                            $14.54
Shares outstanding..................   75                                3,880                             3,948
                                                                                                           Pro Forma
                                                                                                             After
                                                                                                        Exchange
                                       New Jersey                     New Jersey                New Jersey
                                        Series                          Fund                      Fund
                                        CLASS A                       CLASS A*                   CLASS A
Total net assets....................    $4,924,407                     $12.50                $4,924,420
Net asset value
  per share.........................       $12.83                     $12.50                    $12.50
Shares outstanding..................      383,806                          1                   393,954
                                                                                                           Pro Forma
                                                                                                             After
                                                                                                           Exchange
                                                 New Jersey                     New Jersey                New Jersey
                                                   Series                          Fund                      Fund
                                                   CLASS B                       CLASS B*                   CLASS B
Total net assets....................                        $8,948,826                     $12.50                $8,948,839
Net asset value
  per share.........................                            $12.83                     $12.50                    $12.50
Shares outstanding..................                           697,468                          1                   715,907
                                                                                                           Pro Forma
                                                                                                             After
                                                                                                           Exchange
                                                 New Jersey                    New Jersey                 New Jersey
                                                   Series                         Fund                       Fund
                                                  CLASS C                       CLASS C*                    CLASS C
Total net assets....................                           $6,088                      $12.50                    $6,101
Net asset value
  per share.........................                           $12.82                      $12.50                    $12.50
Shares outstanding..................                              475                           1                       488
---------------
*        The New Jersey Fund has not commenced operations and will issue one share of each class prior to the Exchange.
                                                                                                    Pro Forma
                                                                                                      After
                                                                                                    Exchange
                                       New York                        New York                     New York
                                        Series                           Fund                         Fund
                                        CLASS A                        CLASS A                      CLASS A
Total net assets....................   $4,825,999                      $134,127,445                 $138,953,444
Net asset value
  per share.........................   $12.97                          $14.60                       $14.60
Shares outstanding..................   372,200                         9,186,753                    9,517,359
                                                                                                       Pro Forma
                                                                                                         After
                                                                                                       Exchange
                                       New York                       New York                         New York
                                        Series                          Fund                             Fund
                                       CLASS B                        CLASS B                           CLASS B
Total net assets....................   $10,479,699                    $70,374,696                      $80,854,395
Net asset value
  per share.........................   $12.98                         $14.60                           $14.60
Shares outstanding..................   807,184                        4,818,768                        5,537,287
                                                                                                       Pro Forma
                                                                                                         After
                                                                                                       Exchange
                                       New York                        New York                        New York
                                        Series                           Fund                            Fund
                                       CLASS C                         CLASS C                         CLASS C
Total net assets....................   $108,535                        $470,839                        $579,374
Net asset value
  per share.........................   $12.98                          $14.61                          $14.61
Shares outstanding..................   8,359                           32,237                          39,656

     PURCHASE PROCEDURES. The purchase procedures of the Series and Funds are identical. See "How to Buy Shares" in the relevant Prospectus for a discussion of purchase procedures.

     REDEMPTION PROCEDURES. The redemption procedures of the Series and Funds are identical. See "How to Redeem Shares" in the relevant Prospectus for a discussion of redemption procedures.

     DISTRIBUTIONS. The dividend and distributions policies of the Series and Funds are identical. See "Dividends, Distributions and Taxes" in the relevant Prospectus for a discussion of such policies.

     SHAREHOLDER SERVICES. The shareholder services offered by the Series and Funds are identical. See "Shareholder Services" in the relevant Prospectus for a description of shareholder services.

     RISK FACTORS. The investment risks of each Series and Fund are substantially similar. Certain of the States in which the Series and Funds invest have experienced financial difficulties, the recurrence of which could result in defaults or declines in the market values of various Municipal Obligations. If there should be a default or other financial crisis relating to the applicable State or an agency or municipality thereof, the market value and marketability of outstanding State Municipal Obligations in a Series' or Fund's portfolio and the interest income to the Series or Fund could be adversely affected. Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities in which each Series or Fund invests may earn a higher level of current income than certain short-term or higher quality securities which generally have greater liquidity, less market risk and less fluctuation in market value.

     Each Series invests primarily in insured Municipal Obligations. An insurance feature on a Municipal Obligation is designed to reduce the financial risk of the investment. If a Municipal Obligation held by a Series defaults, the Series, if it continues to pay the insurance premium, is entitled to collect interest payments and the full amount of principal from the insurer when such payments come due. Some types of insurance purchased for a Municipal Obligation increase the market value and marketability of the Municipal Obligation. However, the cost of insurance and the restrictions on investments imposed by the guidelines in insurance policies result in a reduction in the yield on such Municipal Obligations. Because the Funds do not invest primarily in insured Municipal Obligations, the Funds' portfolio securities are exposed to a greater extent to the risk of loss if a Municipal Obligation held by a Fund defaults.

     Each Fund may invest up to 30% of the value of its net assets in the higher yielding (and, therefore, higher risk) debt securities (commonly known as junk bonds). The market price and yield of these bonds are more volatile than those of higher rated bonds. Factors adversely affecting the market price and yield of these securities will adversely affect a Fund's net asset value. In addition, the retail secondary market for these bonds may be less liquid than that of higher rated bonds; adverse market conditions could make it difficult at times for a Fund to sell certain securities or could result in lower prices than those used in calculating a Fund's net asset value.

     Certain municipal lease/purchase obligations in which each Series and Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult.

     See "Description of the Fund--Investment Considerations and Risks" in the relevant Prospectus for a further description of investment risks.

                            REASONS FOR THE EXCHANGES

     The Boards of Trustees of the Trust and each Fund have concluded that the Exchange is in the best interests of their respective shareholders. Each Board believes that the Exchange will permit shareholders to pursue substantially similar investment goals in a larger fund without diluting shareholders' interests. Each Series has been unable to attract sufficient assets to operate efficiently as a separate series of the Trust investing primarily in insured Municipal Obligations without significant expense subsidization. As of October 10, 1996, the California Series, Connecticut Series, Florida Series, New Jersey Series and New York Series had assets under management of approximately $7,578,000, $28,607,000, $33,840,000, $13,939,000 and $15,412,000, respectively.
The expense ratio of each Fund is lower than that of each Series. By combining the Series with the Funds, which have larger aggregate net assets, Series Shareholders should obtain the benefits of economies of scale.

     In determining whether to recommend approval of the Exchange, each Board considered the following factors, among others: (1) the compatibility of each Series' and its corresponding Fund's investment objective, management policies and investment restrictions, as well as shareholder services offered by the Series and Funds; (2) the terms and conditions of the Exchange and whether the Exchange would result in dilution of shareholder interests; (3) expense ratios and published information regarding the fees and expenses of the Series and Funds, as well as the expense ratios of similar funds and the estimated expense ratio of the combined Funds; (4) the tax consequences of the Exchange; and (5) the estimated costs incurred by the Series and the Funds as a result of the Exchange. In addition, the Trust's Board considered the Series' inability to attract sufficient assets to operate efficiently without sufficient expense subsidization.

                         INFORMATION ABOUT THE EXCHANGES

     PLANS OF EXCHANGE. The following summary of the Plans is qualified in its entirety by reference to the form of Plan attached hereto as Exhibit A. Each Plan provides that the relevant Fund will acquire all or substantially all of the assets of its corresponding Series, attributable to such Series' Class A, Class B and Class C shares, in exchange for the relevant Fund Class A Shares, Fund Class B Shares and Fund Class C Shares, respectively, and the assumption by the Fund of such corresponding Series' stated liabilities on __________ __, 1997 or such later date as may be agreed upon by the parties (the "Closing Date"). The number of Fund Shares to be issued to the Series will be determined on the basis of the relative net asset values per share and aggregate net assets of the corresponding Class of the Fund and the Series, generally computed as of the close of trading on the floor of the New York Stock Exchange (currently at 4:00 p.m., New York time) (except for options and futures contracts, if any, which will be valued 15 minutes after the close of trading) on the Closing Date. Portfolio securities of the Series and the Fund will be valued in accordance with the valuation practices of the Fund, which are described under the caption "How to Buy Shares" in the relevant Fund Prospectus and under the caption "Determination of Net Asset Value" in the relevant Statement of Additional Information.

     Prior to the Closing Date, each Series will declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to Series' Shareholders all of such Series' previously undistributed investment company taxable income, if any, for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid), its net exempt interest income for the taxable year ending on or prior to the Closing Date, and all of its previously undistributed net capital gain realized in the taxable year ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

     As conveniently as practicable after the Closing Date, each Series will liquidate and distribute pro rata to its Class A, Class B and Class C Shareholders of record as of the close of business on the Closing Date Fund Class A Shares, Fund Class B Shares and Fund Class C Shares, respectively, received by it in the Exchange. Such liquidation and distribution will be accomplished by establishing accounts on the share records of the relevant Fund in the name of the corresponding Series Shareholder, each account representing the respective pro rata number of Fund Shares due to the Shareholder. After such distribution and the winding up of its affairs, each Series will be terminated as a series of the Trust. After the Closing Date, any outstanding certificates representing Series Shares will represent the Fund Shares distributed to the record holders of the Series. Upon presentation to the transfer agent of the Fund, Series Share certificates will be exchanged for Fund Share certificates, at the applicable exchange rate. Certificates for Fund Shares will be issued only upon the investor's written request.

     Each Plan may be amended at any time prior to the relevant Exchange. The Trust will provide Series Shareholders with information describing any material amendment to the relevant Plan prior to Shareholder consideration. The obligations of each Series and Fund under the Plans are subject to various conditions, including approval by the requisite number of Series Shareholders and the continuing accuracy of various representations and warranties of the Series and the Fund being confirmed by the respective parties.

     The total expenses of the Exchanges are expected to be approximately $25,000 for the Series. Each Series will bear its own expenses, except for the expenses of preparing, printing and mailing this Prospectus/Proxy Statement, the proxy cards and other related materials, which will be borne by each Series ratably according to their respective aggregate net assets on the date of the Exchange.

     If the Exchange is not approved by a Series' Shareholders, the Trust's Board will consider other appropriate courses of action, including liquidating the Series.

     TEMPORARY SUSPENSION OF CERTAIN OF THE SERIES' INVESTMENT RESTRICTIONS. Since certain of the Series' existing investment restrictions could preclude the Series from consummating the Exchange in the manner contemplated in the Plan, Series Shareholders are requested to authorize the temporary suspension of certain investment restrictions which restrict the Series' ability to (i) purchase securities other than Municipal Obligations and Taxable Investments and
(ii) invest more than 25% of its total assets in the securities of issuers in any single industry, as set forth in the Trust's Statement of Additional Information, as well as the temporary suspension of any other investment restriction of the Series to the extent necessary to permit the consummation of the Exchange. The temporary suspension of the Series' investment restrictions will not affect the investment restrictions of the Funds. A vote in favor of the Proposal is deemed to be a vote in favor of the temporary suspensions.

     FEDERAL INCOME TAX CONSEQUENCES. The exchange of each Series' assets for Fund Shares is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. As a condition to the closing of the Exchanges, the Funds and Series will receive the opinion of Stroock & Stroock & Lavan, counsel to the Funds and the Series, to the effect that, on the basis of the existing provisions of the Code, Treasury regulations issued thereunder, current administrative regulations and pronouncements and court decisions, and certain facts, assumptions and representations, for Federal income tax purposes: (1) the transfer of all or substantially all of a Series' assets in exchange for the relevant Fund Shares and the assumption by such Fund of the corresponding Series liabilities will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) with respect to the California Series, Connecticut Series, Florida Series and New York Series, or Section 368(a)(1)(F) of the Code with respect to the New Jersey Series, as the case may be; (2) no gain or loss will be recognized by the Fund upon the receipt of the Series' assets solely in exchange for Fund Shares and the assumption by the Fund of liabilities of the Series; (3) no gain or loss will be recognized by a Series upon the transfer of its assets to the Fund in exchange for Fund Shares and the assumption by the Fund of the Series' liabilities or upon the distribution (whether actual or constructive) of Fund Shares to Shareholders in exchange for their Series Shares; (4) no gain or loss will be recognized by the Series Shareholders upon the exchange of Series Shares for Fund Shares; (5) the aggregate tax basis for Fund Shares received by each Series Shareholder pursuant to the Exchange will be the same as the aggregate tax basis for Series Shares held by such Shareholder immediately prior to the Exchange, and the holding period of Fund Shares to be received by each Series Shareholder will include the period during which Series Shares surrendered in exchange therefor were held by such Shareholder (provided Series Shares were held as capital assets on the date of the Exchange); and (6) the tax basis of Series assets acquired by the Fund will be the same as the tax basis of such assets to the Series immediately prior to the Exchange, and the holding period of Series assets in the hands of the Fund will include the period during which those assets were held by the Series.

     NONE OF THE SERIES OR THE FUNDS HAS SOUGHT A TAX RULING FROM THE INTERNAL REVENUE SERVICE ("IRS"). THE OPINION OF COUNSEL IS NOT BINDING ON THE IRS NOR DOES IT PRECLUDE THE IRS FROM ADOPTING A CONTRARY POSITION. Series Shareholders should consult their tax advisers regarding the effect, if any, of the proposed Exchanges in light of their individual circumstances. Since the foregoing discussion relates only to the Federal income tax consequences of the Exchanges, Series Shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Exchanges.

REQUIRED VOTE AND BOARD'S RECOMMENDATION

     The Trust's Board has approved the Plan and the Exchange and has determined that (i) participation in the Exchange is in the respective Series' best interests and (ii) the interests of Shareholders of such Series will not be diluted as a result of the Exchange. Pursuant to the Trust's charter documents, an affirmative vote of a majority of the Series' Shareholders is required to approve the Plan and the Exchange with respect to such Series.

     THE BOARD OF THE TRUST, INCLUDING THE "NON-INTERESTED" BOARD MEMBERS, RECOMMENDS THAT EACH SERIES' SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN AND THE EXCHANGE.

       ADDITIONAL INFORMATION ABOUT THE FUNDS AND SERIES

     Information about the California Fund is incorporated by reference into this Prospectus/Proxy Statement from the California Fund Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33-7498). Information about the State Fund is incorporated by reference into this Prospectus/Proxy Statement from the State Fund Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33- 10238). Information about the New York Fund is incorporated by reference into the Prospectus/Proxy Statement from the New York Fund Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33-7497). Information about the Series is incorporated by reference into this Prospectus/Proxy Statement from the Trust Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33-61738).

     The Funds and Series are subject to the requirements of the 1940 Act, and file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Funds or Series may be inspected and copied at the Public Reference Facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Northeast regional office of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

                               VOTING INFORMATION

     In addition to the use of the mails, proxies may be solicited personally, by telephone or by telegraph, and each Series may pay persons holding its Series Shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals.

     If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Series Shares on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention (collectively, "abstentions"), the Series Shares represented thereby will be considered to be present at a Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions will not constitute a vote "for" or "against" a matter and will be disregarded in determining the "votes cast" on an issue. For this reason, abstentions will have the effect of a "no" vote for the purpose of obtaining requisite approval for the Proposal.

     In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the Proposal, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to Shareholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote "FOR" the Proposal in favor of such adjournment, and will vote those proxies required to be voted "AGAINST" the Proposal against any adjournment. A quorum is constituted with respect to a Series by the presence in person or by proxy of the holders of more than 30% of the outstanding Series Shares entitled to vote at the Meeting.

     The votes of each Fund's shareholders are not being solicited since their approval or consent is not necessary for the Exchange.

     As of __________ __, 1996, the following were known by the Trust to own of record 5% or more of the outstanding voting shares of the indicated Series and
Class: _____________________. [As of _______ __, 1996, the following were known by each Fund to own of record 5% or more of the outstanding voting shares of the indicated Class: _______________________.]

     As of _______ __, 1996, Trustees and officers of the California Fund, State Fund and New York Fund, as a group, owned less than 1% of the relevant Fund's outstanding shares. As of ________ __, 1996, Trustees and officers of Trust, as a group, owned less than 1% of each Series' outstanding shares.

                        FINANCIAL STATEMENTS AND EXPERTS

     The audited financial statements of the Series for the fiscal year ended July 31, 1996, which are included in the Trust's Statement of Additional Information, and the audited financial statements of the California Fund for the fiscal year ended January 31, 1996, which are included in the California Fund's Statement of Additional Information, the audited financial statements of the Connecticut Series and Florida Series for the fiscal year ended April 30, 1996, which are included in the State Fund's Statement of Additional Information, and the audited financial statements of the New York Fund for the fiscal year ended November 30, 1995, which are included in the New York Fund's Statement of Additional Information, have each been audited by Ernst & Young LLP, independent auditors, whose respective reports thereon are included therein. The unaudited financial statements of the New York Fund and California Fund for the six months ended May 31, 1996 and July 31, 1996, respectively, are included in such Fund's Semi-Annual Report.

     The financial statements of each Series audited by Ernst & Young LLP have been incorporated herein by reference in reliance upon their reports given on their authority as experts in accounting and auditing.

                                  OTHER MATTERS

     The Trust's Trustees are not aware of any other matters which may come before the Meeting. However, should any such matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on such matters.

               NOTICE TO BANKS, BROKER/DEALERS AND VOTING TRUSTEES
                               AND THEIR NOMINEES

     Please advise the Trust, in care of Dreyfus Transfer, Inc., Attention:
Premier Insured Municipal Bond Fund, P.O. Box 9671, Providence, Rhode Island 02940-9671 whether other persons are the beneficial owners of Series Shares for which proxies are being solicited from you, and, if so, the number of copies of the Prospectus/Proxy Statement and other soliciting material you wish to receive in order to supply copies to the beneficial owners of Series Shares.

     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO COMPLETE, DATE, SIGN AND RETURN EACH PROXY CARD IN THE ENCLOSED STAMPED ENVELOPE.

Dated:  January __, 1997

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

                  AGREEMENT AND PLAN OF REORGANIZATION dated
___________, 1996 (the "Agreement"), between PREMIER INSURED MUNICIPAL BOND FUND, a Massachusetts business trust (the "Trust"), on behalf of
its        1       (the "Series") and       2    ,  a
Massachusetts business trust (the        3      )       4      .

                  This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)( 5 ) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of substantially all of the assets of the Series, attributable to the Series' Class A, Class B and Class C shares, in exchange solely for Class A shares ("Fund Class A Shares"), Class B shares ("Fund Class B Shares") and Class C shares ("Fund Class C Shares" and, together with Fund Class A Shares and Fund Class B Shares, the "Fund Shares"), respectively, of beneficial interest, par value $.001 per share, of the Fund and the assumption by the Fund of certain liabilities of the Series and the distribution, after the Closing Date hereinafter referred to, of the Fund Shares to the shareholders of the Series in liquidation of the Series as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, the Series is a registered, non-diversified, open-end management investment company and the Fund is a registered, 6 , open-end management investment company, and the Series owns securities which are assets of the character in which the Fund is permitted to invest;

     WHEREAS, both the Fund and the Series are authorized to issue their shares of beneficial interest;

     WHEREAS, the Board of the 7 has determined that the exchange of all or substantially all of the assets of the Series and certain liabilities of the Series, attributable to the Series' Class A, Class B and Class C shares, for Fund Class A Shares, Fund Class B Shares and Fund Class C Shares, respectively, and the assumption of such liabilities is in the best interests of the Fund's shareholders and that the interests of the Fund's existing shareholders would not be diluted as a result of this transaction; and

--------
1        Insert CALIFORNIA SERIES, CONNECTICUT SERIES, FLORIDA
         SERIES, NEW JERSEY SERIES or NEW YORK SERIES, as
         appropriate.
2        Insert PREMIER CALIFORNIA MUNICIPAL BOND FUND, PREMIER
         STATE MUNICIPAL BOND FUND or PREMIER NEW YORK MUNICIPAL
         BOND FUND, as appropriate.
3 Insert "Fund" for Premier California Municipal Bond Fund and Premier New York Municipal Bond Fund, and "State Fund" for Premier State Municipal Bond Fund.
4 Insert on behalf of its CONNECTICUT SERIES, FLORIDA SERIES or NEW JERSEY SERIES (the "Fund"), as appropriate, for Premier State Municipal Bond Fund.
5        Insert F for the New Jersey Series transaction and C for
         all others.
6        Insert diversified or non-diversified, as appropriate.
7        Insert Fund or State Fund, as appropriate.

     WHEREAS, the Board of the Trust has determined that the exchange of all or substantially all of the assets and certain of the liabilities of the Series, attributable to the Series' Class A, Class B and Class C shares, for Fund Class A Shares, Fund Class B Shares and Fund Class C Shares, respectively, and the assumption of such liabilities is in the best interests of the Series' shareholders and that the interests of the Series' existing shareholders would not be diluted as a result of this transaction:

     NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

         1. TRANSFER OF ASSETS OF THE SERIES IN EXCHANGE FOR THE FUND SHARES AND ASSUMPTION OF SERIES LIABILITIES AND LIQUIDATION OF THE SERIES.

                  1.1. Subject to the terms and conditions contained herein, the Series agrees to assign, transfer and convey to the Fund all of the assets of the Series, including all securities and cash (subject to liabilities), attributable to the Series' Class A, Class B and Class C shares, and the Fund agrees in exchange therefor (i) to deliver to the Series the number of Fund Shares, including fractional Fund Shares, determined as set forth in paragraph 2.3; and (ii) to assume certain liabilities of the Series, as set forth in paragraph 1.2. Such transactions shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Fund Shares, the Fund shall credit the Fund Shares to the Series' account on the books of the Fund and shall deliver a confirmation thereof to the Series.

                  1.2. The Series will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Series prepared by The Dreyfus Corporation, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Fund shall assume only those liabilities of the Series reflected in that unaudited statement of assets and liabilities and shall not assume any other liabilities, whether absolute or contingent.

                  1.3. Delivery of the assets of the Series to be transferred shall be made on the Closing Date and shall be delivered to [The Bank of New York, 90 Washington Street, New York, New York 10286], the Fund's custodian (the "Custodian"), for the account of the Fund, with all securities not in bearer or book-entry form duly endorsed, or accompanied by duly executed separate assignments or stock powers, in proper form for transfer, with signatures guaranteed, and with all necessary stock transfer stamps, sufficient to transfer good and marketable title thereto (including all accrued interest and dividends and rights pertaining thereto) to the Custodian for the account of the Fund free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Fund.

                  1.4. The Series will pay or cause to be paid to the Fund any interest received on or after the Closing Date with respect to assets transferred to the Fund hereunder. The Series will transfer to the Fund any distributions, rights or other assets received by the Series after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Fund on the Closing Date and shall not be separately valued.

                  1.5. As soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Series will liquidate and distribute pro rata to the Series' Class A, Class B and Class C shareholders of record, determined as of the close of business on the Closing Date (the "Series Shareholders"), Fund Class A Shares, Fund Class B Shares and Class C Shares, respectively, received by the Series pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the applicable Fund Shares then credited to the account of the Series on the books of the Fund to open accounts on the share records of the Fund in the names of the Series Shareholders and representing the respective pro rata number of the applicable Fund Shares due such shareholders. All issued and outstanding shares of the Series simultaneously will be canceled on the books of the Series.

                  1.6. Ownership of Fund Shares will be shown on the books of the Fund's transfer agent. Shares of the Fund will be issued in the manner described in the Fund's current prospectus and statement of additional information.

                  1.7. Any transfer taxes payable upon issuance of the Fund Shares in a name other than the registered holder of the Fund shares on the books of the Series as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Fund Shares are to be issued and transferred.

                  1.8. Any reporting responsibility of the Series is and shall remain the responsibility of the Series up to and including the Closing Date and such later date on which the Series' existence is terminated.

         2.  VALUATION.

                  2.1. The value of the Series' assets to be acquired by the Fund hereunder shall be the value of such assets computed as of the close of trading on the floor of the New York Stock Exchange (currently, 4:00 p.m., New York time), except that options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange, on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the 8 Trust Agreement and then-current prospectus or statement of additional information.

                  2.2. The net asset value of a Fund Share shall be the net asset value per share computed as of the Valuation Date, using the valuation procedures set forth in the 8 Trust Agreement and then-current prospectus or statement of additional information.

                  2.3. The number of Fund Class A Shares, Fund Class B Shares and Fund Class C Shares to be issued (including fractional shares, if any) in exchange for the Series' net assets shall be determined by dividing the value of the net assets of the applicable Class of the Series determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Fund Class A Share, Fund Class B Share or Fund Class C Share, as the case may be, determined in accordance with paragraph 2.2.

                  2.4. All computations of value shall be made in accordance with the regular practices of the Fund.

         3.  CLOSING AND CLOSING DATE.

                  3.1. The Closing Date shall be ________, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at __:__ _.m., New York time, at the offices of The Dreyfus Corporation, 200 Park Avenue, New York, New York, or such other time and/or place as the parties may mutually agree.

                  3.2. The Custodian shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Series' portfolio securities, cash and any other assets have been delivered in proper form to the Fund within two business days prior to or on the Closing Date; and (b) all necessary taxes including all applicable stock transfer stamps have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.
                  3.3. If on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Fund or the Series shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Fund or the Series is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

                  3.4. The transfer agent for the Series shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Series Class A, Class B, and Class C Shareholders and the number and percentage ownership of outstanding Class A, Class B and Class C shares, respectively, owned by each such shareholder immediately prior to the Closing. The Fund shall issue and deliver a confirmation evidencing the Fund Shares to be credited on the Closing Date to the Secretary of the Series, or provide evidence satisfactory to the Series that such Fund Shares have been credited to the Series' account on the books of the Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, receipts or other documents as such other party or its counsel may reasonably request.
--------
8        Insert Fund's or State Fund's, as appropriate.

         4.  REPRESENTATIONS AND WARRANTIES.

                  4.1. The Trust represents and warrants to the Fund as follows:
                           (a)  The Series is a series of the Trust, a
business trust duly organized and validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.

                           (b)  The Series is registered under the
Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

                           (c)  The Series is not, and the execution,
delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust dated March 12, 1992, as the same may have been amended (the "Charter"), or its Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Series is a party or by which it is bound.

                           (d)  The Series has no material contracts or
other commitments outstanding (other than this Agreement) which will be terminated with liability to it on or prior to the Closing Date.

                           (e)  No litigation or administrative proceeding
or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Series or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Series knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                           (f)  The Statements of Assets and Liabilities of
the Series for the three fiscal years ended July 31, 1996 have been audited by Ernst & Young LLP, independent auditors, and are in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Fund) fairly reflect the financial condition of the Series as of such dates, and there are no known contingent liabilities of the Series as of such dates not disclosed therein.

                           (g)  Since July 31, 1996, there has not been any
material adverse change in the Series' financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed on the statement of assets and liabilities referred to in Section 1.2 hereof.

                           (h)  At the Closing Date, all Federal and other
tax returns and reports of the Series required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Trust's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

                           (i)  For each fiscal year of its operation, the
Series has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

                           (j)  All issued and outstanding shares of the
Series are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Series. All of the issued and outstanding shares of the Series will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Series does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Series shares, nor is there outstanding any security convertible into any of the Series shares.

                           (k)  On the Closing Date, the Series will have
full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

                           (l)  The execution, delivery and performance of
this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust's Board and, subject to the approval of the Series Shareholders, this Agreement will constitute the valid and legally binding obligation of the Series, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                           (m)  The proxy statement of the Trust, on behalf
of the Series (the "Proxy Statement"), included in the Registration Statement referred to in paragraph 5.5 (other than information therein that has been furnished by the Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

                  4.2.  The       7      represents and warrants to the
Series as follows:

                           (a) The Fund is       9      a business trust
duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has power to carry on its business as it is now being conducted and to carry out this Agreement.

                           (b)  The Fund is registered under the 1940 Act as
an open-end,        6      management investment company, and
such registration has not been revoked or rescinded and is in full force and effect.

                           (c)  The current prospectus and statement of
additional information of the 7 conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

                           (d)  The Fund is not, and the execution, delivery
and performance of this Agreement will not result, in material violation of 8 Declaration of Trust or its Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Fund is a party or by which it is bound.

                           (e)  No litigation or administrative proceeding
or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                           (f)  The Statements of Assets and Liabilities of
the Fund for the       10      fiscal years ended        11
 have been audited by Ernst & Young LLP, independent auditors, and are in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Series) fairly reflect the financial condition of the Fund as of such dates.

                           (g)  Since       11      there has not been any
material adverse change in the Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed on the statement of assets and liabilities referred to in Section 4.2(f) hereof.

                           (h)  At the Closing Date, all Federal and other
tax returns and reports of the Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.
--------
9        Insert "a series of the State Fund," for Premier State
         Municipal Bond Fund.
10 Insert ten for each of Premier California Municipal Bond Fund and Premier New York Municipal Bond Fund, nine for each of the Connecticut Series and the Florida Series of Premier State Municipal Bond Fund, and delete for the New Jersey Series of Premier State Municipal Bond Fund.
11 Insert January 31, 1996, April 30, 1996 or November 30, 1996, as appropriate, or delete for the New Jersey Series.

                           (i)  For each fiscal year of its operation, the
Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

                           (j)  All issued and outstanding shares of the
Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Fund. The Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Fund Shares, nor is there outstanding any security convertible into any Fund Shares.

                           (k)  The execution, delivery and performance of
this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the
        8 Trustees and shareholders, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

                           (l)  The Proxy Statement included in the
Registration Statement (only insofar as it relates to the    7
   and is based on information furnished by the Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

         5.  COVENANTS OF THE FUND AND THE SERIES.
\
                  5.1. The Fund and the Series each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include payment of customary dividends and distributions.

                  5.2. The Trust will call a meeting of the Series Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

                  5.3. Subject to the provisions of this Agreement, the Fund and the Series will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

                  5.4. As promptly as practicable, but in any case within sixty days after the Closing Date, the Series shall furnish the Fund, in such form as is reasonably satisfactory to the Fund, a statement of the earnings and profits of the Series for Federal income tax purposes which will be carried over to the Fund as a result of Section 381 of the Code and which will be certified by the Trust's President or its Vice President and Treasurer.

                  5.5. The Trust will provide the Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the 7 (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Series Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                  5.6. The Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

         6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE FUND.

     The obligations of the Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Series of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                  6.1. All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

                  6.2. The Series shall have delivered to the Fund a statement of the Series' assets and liabilities, together with a list of the Series' portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Trust.

                  6.3. The Trust shall have delivered to the Fund on the Closing Date a certificate executed in its name by the Trust's President or Vice President and its Treasurer, in form and substance satisfactory to the Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Fund shall reasonably request.

         7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SERIES.

     The obligations of the Series to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

                  7.1.  All representations and warranties of the     7
    contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

                  7.2. The 7 shall have delivered to the Series on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance reasonably satisfactory to the Series, to the effect that the representations and warranties of the 7 made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Fund shall reasonably request.

         8.  FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
             FUND AND THE SERIES.

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Series or the Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

                  8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Series in accordance with the provisions of the Trust's Charter.

                  8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

                  8.3. All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state Blue Sky and securities authorities) deemed necessary by the Fund or the Series to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Fund or the Series, provided that either party hereto may for itself waive any of such conditions.

                  8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

                  8.5. The Series shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Series Shareholders all of the Series' investment company taxable income for all taxable years [or periods] ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid); the excess of its interest income excludable from gross income under Section 103(a) of the Code over its disallowed deductions under Sections 265 and 171(a)(2) of the Code, for all taxable years [or periods] ending on or prior to the Closing Date; and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

                  8.6. The parties shall have received an opinion of Stroock & Stroock & Lavan substantially to the effect that for Federal income tax purposes:

                            (a)  The transfer of all or substantially all of
the Series' assets in exchange for the Fund Shares and the assumption by the Fund of certain identified liabilities of the Series will constitute a "reorganization" within the meaning of Section 368(a)(1)( 5 ) of the Code; (b) No gain or loss will be recognized by the Fund upon the receipt of the assets of the Series solely in exchange for the Fund Shares and the assumption by the Fund of certain identified liabilities of the Series; (c) No gain or loss will be recognized by the Series upon the transfer of the Series' assets to the Fund in exchange for the Fund Shares and the assumption by the Fund of certain identified liabilities of the Series or upon the distribution (whether actual or constructive) of the Fund Shares to Series Shareholders in exchange for their shares of the Series; (d) No gain or loss will be recognized by the Series Shareholders upon the exchange of their Series shares for the Fund Shares; (e) The aggregate tax basis for the Fund Shares received by each of the Series Shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Series shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Fund Shares to be received by each Series Shareholder will include the period during which the Series shares exchanged therefor were held by such shareholder (provided the Series shares were held as capital assets on the date of the Reorganization); and (f) The tax basis of the Series assets acquired by the Fund will be the same as the tax basis of such assets to the Series immediately prior to the Reorganization, and the holding period of the assets of the Series in the hands of the Fund will include the period during which those assets were held by the Series.

         9.  TERMINATION OF AGREEMENT.

                  9.1. This Agreement and the transaction contemplated hereby may be terminated and abandoned by resolution of the Board of the Trust or of 7 as the case may be, at any time prior to the Closing Date (and notwithstanding any vote of the Series Shareholders) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable.

                  9.2. If this Agreement is terminated and the transaction contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, trustees, officers or shareholders of the 7 or of the Trust, as the case may be, in respect of this Agreement, except that the parties shall bear the aggregate expenses of the transaction contemplated hereby in proportion to their respective net assets as of the date this Agreement is terminated or the exchange contemplated hereby is abandoned.

    10.  WAIVER.

     At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of the 7 or of the Trust if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Fund or of the Series, as the case may be.

    11.  MISCELLANEOUS.

                  11.1. None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.

                  11.2. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be, on or subsequent to the date hereof, set forth in a writing signed by the party to be bound thereby.

                  11.3. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws; provided, however, that the due authorization, execution and delivery of this Agreement by the Fund and the Series shall be governed and construed in accordance with the internal laws of The Commonwealth of Massachusetts without giving effect to principles of conflict of laws.

                  11.4. This Agreement may be executed in counterparts, each of which, when executed and delivered, shall be deemed to be an original.

                  11.5. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

                  11.6. (a) The names " 2 " and "Trustees of 2 " refer respectively to the 7 and its Trustees, as trustees but not individually or personally, acting from time to time under the Trust Agreement, a copy of which is on file at the office of the Secretary of The Commonwealth of Massachusetts and at the principal office of the 7 . The obligations of the 7 entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the 7 personally, but bind only the relevant Fund's property, and all persons dealing with any class of shares of the Fund must look solely to the Fund's property belonging to such class for the enforcement of any claims against the Fund.

                  (b) The names "Premier Insured Municipal Bond Fund" and "Trustees of Premier Insured Municipal Bond Fund" refer respectively to the Trust and its Trustees, as trustees but not individually or personally, acting from time to time under the Charter, a copy of which is on file at the office of the Secretary of The Commonwealth of Massachusetts and at the principal office of the Trust. The obligations of the Trust entered into in the name or on behalf of the Series by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the relevant Series' property, and all persons dealing with any Series' class of shares of the Trust must look solely to the Series' property belonging to such class for the enforcement of any claims against the Trust.

                  11.7. [(a)] Any references in this Agreement to actions taken, deliveries by or to, or representations and warranties made by or to, the Series shall be deemed references to actions taken, deliveries by or to, or representations and warranties made by or to, the Trust on behalf of the Series.

                  [(b) Any references in this Agreement to actions taken, deliveries by or to, or representations and warranties made by or to, the Fund shall be deemed references to actions taken, deliveries by or to, or representations and warranties made by or to, the State Fund on behalf of the Fund.]

                  IN WITNESS WHEREOF, the Fund and the Series have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                                                         2


                                                         4


                                                 By:
                                                      Marie E. Connolly,
                                                      President

ATTEST:
           John E. Pelletier,
           Secretary


                                                PREMIER INSURED MUNICIPAL
                                                 BOND FUND, on behalf of its
                                                                 1


                                               By:
                                                   Marie E. Connolly,
                                                   President

ATTEST:
           John E. Pelletier,
           Secretary

Preliminary Copy
                       PREMIER INSURED MUNICIPAL BOND FUND
                               (CALIFORNIA SERIES)

     The undersigned shareholder of the above-named Series (the "Series") of Premier Insured Municipal Bond Fund (the "Trust") hereby appoints ______________ and _____________, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on November __, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on __________, February __, 1997, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Prospectus/Proxy Statement for the meeting.

         Please mark boxes in blue or black ink.

         1. To approve an Agreement and Plan of Reorganization between the Series and Premier California Municipal Bond Fund, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities, attributable to its Class A, Class B and Class C shares.

             FOR           AGAINST           ABSTAIN

         2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY THE TRUST'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

                           Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                  Dated:                , 199_

                                  Signature(s)

                                 Signature(s)

Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

Preliminary Copy

                       PREMIER INSURED MUNICIPAL BOND FUND
                              (CONNECTICUT SERIES)

     The undersigned shareholder of the above-named Series (the "Series") of Premier Insured Municipal Bond Fund (the "Trust") hereby appoints ________________ and ________________, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on November __, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on __________, February __, 1997, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Prospectus/Proxy Statement for the meeting.

         Please mark boxes in blue or black ink.


         1. To approve an Agreement and Plan of Reorganization between the Series and the Connecticut Series of Premier State Municipal Bond Fund, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities, attributable to its Class A, Class B and Class C shares.

            FOR           AGAINST           ABSTAIN

         2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY THE TRUST'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

                           Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                            Dated:                , 199_

                                            Signature(s)

                                           Signature(s)
Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

Preliminary Copy
                       PREMIER INSURED MUNICIPAL BOND FUND
                                (FLORIDA SERIES)

         The undersigned shareholder of the above-named Series (the "Series") of Premier Insured Municipal Bond Fund (the "Trust") hereby appoints ______________ and _____________, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on November __, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on _________, February __, 1997, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Prospectus/Proxy Statement for the meeting.

         Please mark boxes in blue or black ink.

         1. To approve an Agreement and Plan of Reorganization between the Series and the Florida Series of Premier State Municipal Bond Fund, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities, attributable to its Class A, Class B and Class C shares.

            FOR           AGAINST           ABSTAIN

         2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY THE TRUST'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

                           Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                      Dated:                , 199_

                                      Signature(s)

                                     Signature(s)

Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

Preliminary Copy
                       PREMIER INSURED MUNICIPAL BOND FUND
                               (NEW JERSEY SERIES)

         The undersigned shareholder of the above-named Series (the "Series") of Premier Insured Municipal Bond Fund (the "Trust") hereby appoints ______________ and _____________, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on November __, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on ___________, February __, 1997, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Prospectus/Proxy Statement for the meeting.

         Please mark boxes in blue or black ink.

         1. To approve an Agreement and Plan of Reorganization between the Series and the New Jersey Series of Premier State Municipal Bond Fund, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities, attributable to its Class A, Class B and Class C shares.

            FOR           AGAINST           ABSTAIN

         2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY THE TRUST'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

                           Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                     Dated:                , 199_

                                     Signature(s)

                                     Signature(s)

Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

Preliminary Copy
                       PREMIER INSURED MUNICIPAL BOND FUND
                                (NEW YORK SERIES)

         The undersigned shareholder of the above-named Series (the "Series") of Premier Insured Municipal Bond Fund (the "Trust") hereby appoints ______________ and _____________, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on November __, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on __________, February __, 1997, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Prospectus/Proxy Statement for the meeting.

         Please mark boxes in blue or black ink.

         1. To approve an Agreement and Plan of Reorganization between the Series and Premier New York Municipal Bond Fund, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities, attributable to its Class A, Class B and Class C shares.

            FOR           AGAINST           ABSTAIN

         2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY THE TRUST'S BOARD OF TRUSTEES AND WILL BE VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

                           Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                      Dated:                , 199_

                                      Signature(s)

                                      Signature(s)

Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

PREMIER CALIFORNIA MUNICIPAL BOND FUND

PROSPECTUS                                                        JUNE 3, 1996
                           AS REVISED DECEMBER 1, 1996

Registration Mark

     Premier California Municipal Bond Fund (the "Fund") is an open-end, diversified, management investment company, known as a mutual fund. The Fund's investment objective is to maximize current income exempt from Federal and State of California personal income taxes to the extent consistent with the preservation of capital.

     By this Prospectus, the Fund is offering three Classes of shares--Class A, Class B and Class C--which are described herein. See "Alternative Purchase Methods."

     The Fund provides free redemption checks with respect to Class A, which you can use in amounts of $500 or more for cash or to pay bills. You continue to earn income on the amount of the check until it clears. You can purchase or redeem all Classes of shares by telephone using the TELETRANSFER Privilege.

     The Dreyfus Corporation professionally manages the Fund's portfolio.

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information, dated June 3, 1996, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a Web site (http://www.sec.go v) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-554-4611. When telephoning, ask for Operator 144.

     MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

TABLE OF CONTENTS

                Fee Table..........................................        3
                Condensed Financial Information....................        4
                Alternative Purchase Methods.......................        5
                Description of the Fund............................        6
                Management of the Fund.............................        11
                How to Buy Shares..................................        12
                Shareholder Services...............................        16
                How to Redeem Shares...............................        20
                Distribution Plan and Shareholder Services Plan....        25
                Dividends, Distributions and Taxes.................        25
                Performance Information............................        27
                General Information................................        28
                Appendix...........................................        30

FEE TABLE
                                                                          CLASS A     CLASS B     CLASS C
SHAREHOLDER TRANSACTION EXPENSES
         Maximum Sales Load Imposed on Purchases
              (as a percentage of offering price)..........               4.50%        none        none
         Maximum Deferred Sales Charge Imposed on Redemptions
         (as a percentage of the amount subject to charge)                 none*       4.00%       1.00%
ANNUAL FUND OPERATING EXPENSES
         (as a percentage of average daily net assets)
         Management Fees...........................                         .55%        .55%        .55%
         12b-1 Fees................................                        none         .50%        .75%
         Other Expenses ...........................                         .38%        .40%        .38%
         Total Fund Operating Expenses.............                         .93%       1.45%       1.68%
EXAMPLE
         You would pay the following expenses on a $1,000 investment, assuming
         (1) 5% annual return and (2) except where noted, redemption
         at the end of each time period:                                  CLASS A     CLASS B     CLASS C
         1 YEAR.....................................                       $ 54      $ 55/15**    $27/$17**
        3 YEARS.....................................                       $ 73      $ 76/46**    $53
        5 YEARS.....................................                       $ 94      $ 99/79**    $91
        10 YEARS....................................                       $154      $ 147***     $199
         *   A contingent deferred sales charge of 1.00% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.
         **  Assuming no redemption of shares.
         *** Ten-year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

------------------------------------------------------------------------------
THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, THE FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.
------------------------------------------------------------------------------
     The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by the Fund and investors, the payment of which will reduce investors' annual return. Other Expenses for Class C are based on estimated amounts for the current fiscal year. Long-term investors in Class B or Class C shares could pay more in 12b-1 fees than the economic equivalent of paying a front-end sales charge. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. See "Management of the Fund," "How to Buy Shares" and "Distribution Plan and Shareholder Services Plan."

CONDENSED FINANCIAL INFORMATION

     The information in the following tables has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional Information. Further financial data and related notes are included in the Statement of Additional Information, available upon request.

        FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Fund's financial statements.

                                 Class A Shares
                                 ----------------------------------------------------------------------------------------------
                             Year Ended January 31,
                                 ----------------------------------------------------------------------------------------------
                                 1987(1)   1988     1989     1990      1991      1992      1993      1994      1995      1996
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
PER SHARE DATA:
  Net asset value, beginning
    of year.....                  $12.50  $12.92   $11.82   $12.00    $12.02    $12.23    $12.58    $12.80    $13.64    $12.24
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net              .20     .84      .89      .89       .89       .82       .80       .77       .72       .67
  Net realized and
    unrealized gain (loss)
    on investments                   .42   (1.10)     .18      .02       .21       .36       .39       .94      (.80)     1.02
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
    TOTAL FROM INVESTMENT
      OPERATIONS                     .62    (.26)    1.07      .91      1.10      1.18      1.19      1.71      (.08)     1.69
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
    income-net..                     (.20)  (.84)    (.89)    (.89)     (.89)     (.82)     (.80)     (.77)     (.72)     (.67)
  Dividends from net realized
    gain on investments               --     --      --      --       --      (.01)     (.17)     (.10)     (.60)     (.29)
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
    TOTAL DISTRIBUTIONS             (.20)   (.84)    (.89)    (.89)     (.89)     (.83)     (.97)     (.87)    (1.32)     (.96)
                                  ------   ------   ------   ------    ------    ------    ------    ------    ------    ------
  Net asset value,
    end of year.                  $12.92  $11.82   $12.00   $12.02    $12.23    $12.58    $12.80    $13.64    $12.24    $12.97
                                  ======   ======   ======   ======    ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT
  RETURN(2).....                21.90%(3)  (1.61%)   9.52%    7.82%     9.45%    10.02%     9.78%    13.62%    (4.34%)   14.15%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to
    average net assets               --     --      --      --       .11%      .47%      .65%      .78%      .90%      .93%
  Ratio of net investment
    income to average
    net assets..                 5.60%(3)   7.22%    7.41%    7.20%     7.19%     6.62%     6.30%     5.71%     5.72%     5.22%
  Decrease reflected in above expense ratios due to undertakings by The Dreyfus
    Corporation (limited to the expense limitation provision of the Management
    Agreement)..                 1.50%(3)   1.50%    1.50%    1.26%      .91%      .48%      .28%      .15%      .02%      ._-
  Portfolio Turnover Rate            --    2.77%   33.68%   28.64%     5.95%    10.29%    36.54%    26.69%    37.39%    92.42%
  Net Assets, end of year
    (000's omitted)               $1,010  $2,713  $12,063  $58,714  $166,095  $218,703  $224,555  $245,435  $191,939  $185,187
(1)From November 10, 1986 (commencement of operations) to January 31, 1987.
(2)Exclusive of sales load.
(3)Annualized.

                                                              Class B Shares                       Class C Shares
                                                ---------------------------------------        -----------------------
                                                          Year Ended January 31,                Year Ended January 31,
                                                ---------------------------------------        -----------------------
                                                   1993(1)   1994      1995      1996               1996(2)
                                                  -------   -------   -------   -------             -------
PER SHARE DATA:
        Net asset value, beginning of year         $12.69   $12.81    $13.64    $12.25              $12.98
                                                  -------   -------   -------   -------             -------
        INVESTMENT OPERATIONS:
        Investment income-net..                       .03      .69       .65       .60                 .37
        Net realized and unrealized gain
         (loss) on investments.                       .12      .93      (.79)     1.02                 .29
                                                  -------   -------   -------   -------             -------
         TOTAL FROM INVESTMENT OPERATIONS             .15     1.62      (.14)     1.62                 .66
                                                  -------   -------   -------   -------             -------
        DISTRIBUTIONS:
        Dividends from investment income-net         (.03)    (.69)     (.65)     (.60)               (.37)
        Dividends from net realized
         gain on investments...                        --     (.10)     (.60)     (.29)               (.29)
                                                  -------   -------   -------   -------             -------
         TOTAL DISTRIBUTIONS...                      (.03)    (.79)    (1.25)     (.89)               (.66)
                                                  -------   -------   -------   -------             -------
        Net asset value, end of year               $12.81   $13.64    $12.25    $12.98              $12.98
                                                  =======   =======   =======   =======             =======
TOTAL INVESTMENT RETURN(3)......                 25.98%(4)   12.91%    (4.77%)   13.55%            7.90%(4)
RATIOS/SUPPLEMENTAL DATA:
        Ratio of expenses to average net assets   1.07%(4)    1.31%     1.42%     1.45%            4.42%(4)
        Ratio of net investment income
         to average net assets..                  4.92%(4)    4.90%     5.17%     4.69%            4.31%(4)
        Decrease reflected in above expense
         ratios due to undertakings by
         The Dreyfus Corporation                   .13%(4)     .13%      .02%       --                  --
        Portfolio Turnover Rate.                    36.54%   26.69%    37.39%    92.42%              92.42%
        Net Assets, end of year
        (000's omitted).........                     $325  $16,906   $18,981   $21,530                  $1
(1) From January 15, 1993 (commencement of initial offering of Class B shares)
to January 31, 1993. (2) From June 2, 1995 (commencement of initial offering of
Class C shares) to January 31, 1996.
(3) Exclusive of sales load.
(4) Annualized.

     Further information about the Fund's performance is contained in its annual report, which may be obtained without charge by writing to the address or calling the number set forth on the cover page of this Prospectus.

ALTERNATIVE PURCHASE METHODS

     The Fund offers you three methods of purchasing Fund shares. You may choose the Class of shares that best suits your needs, given the amount of your purchase, the length of time you expect to hold your shares and any other relevant circumstances. Each Fund share represents an identical pro rata interest in the Fund's investment portfolio.

     Class A shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of purchase. The initial sales charge may be reduced or waived for certain purchases. See "How to Buy Shares _ Class A Shares." These shares are subject to an annual service fee at the rate of .25 of l% of the value of the average daily net assets of Class A. See "Distribution Plan and Shareholder Services Plan _ Shareholder Services Plan."

     Class B shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Fund. Class B shares are subject to a maximum 4% contingent deferred sales charge ("CDSC"), which is assessed if you redeem Class B shares within six years of their purchase. See "How to Buy Shares _ Class B Shares" and "How to Redeem Shares _ Contingent Deferred Sales Charge _ Class B Shares." These shares also are subject to an annual service fee at the rate of
 .25 of 1% of the value of the average daily net assets of Class B. In addition, Class B shares are subject to an annual distribution fee at the rate of .50 of l% of the value of the average daily net assets of Class B. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class B will cause such Class to have a higher expense ratio and to pay lower dividends than Class A. Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class, and will no longer be subject to the distribution fee. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

     Class C shares are sold at net asset value per share with no initial sales charge at the time of purchase; as result, the entire purchase price is immediately invested in the Fund. Class C shares are subject to a 1% CDSC, which is assessed only if you redeem Class C shares within one year of purchase. See "How to Buy Shares _ Class C Shares" and "How to Redeem Shares _ Contingent Deferred Sales Charge _ Class C Shares." These shares also are subject to an annual service fee at the rate of .25 of 1%, and an annual distribution fee at the rate of .75 of 1%, of the value of the average daily net assets of Class C. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class C will cause such Class to have a higher expense ratio and to pay lower dividends than Class A.

     The decision as to which Class of shares is more beneficial to you depends on the amount and the intended length of your investment. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated distribution fee and CDSC, if any, on Class B or Class C shares would be less than the initial sales charge on Class A shares purchased at the same time, and to what extent, if any, such differential would be offset by the return of Class A. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution fees on Class B or Class C shares may exceed the initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with long term investment outlooks. Generally, Class A shares may be more appropriate for investors who invest $1,000,000 or more in Fund shares, and for investors who invest between $100,000 and $999,999 in Fund shares with long term investment outlooks. Class A shares will not be appropriate for investors who invest less than $50,000 in Fund shares.

DESCRIPTION OF THE FUND

        INVESTMENT OBJECTIVE

     The Fund's investment objective is to maximize current income exempt from Federal and State of California personal income taxes to the extent consistent with the preservation of capital. To accomplish its investment objective, the Fund invests primarily in the debt securities of the State of California, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and State of California personal income taxes (collectively, "California Municipal Obligations"). To the extent acceptable California Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not State of California, income tax. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved.

        MUNICIPAL OBLIGATIONS

     Debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations") generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the Municipal Obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Obligation and purchased and sold separately.

        MANAGEMENT POLICIES

     It is a fundamental policy of the Fund that it will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. At least 65% of the value of the Fund's net assets (except when maintaining a temporary defensive position) will be invested in bonds, debentures and other debt instruments. At least 65% of the value of the Fund's net assets will be invested in California Municipal Obligations and the remainder may be invested in securities that are not California Municipal Obligations and therefore may be subject to California income tax. See "Investment Considerations and Risks _ Investing in California Municipal Obligations" below, and "Dividends, Distributions and Taxes."

     At least 70% of the value of the Fund's net assets must consist of Municipal Obligations which, in the case of bonds, are rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("S&P"), or Fitch Investors Service, L.P. ("Fitch"). The Fund may invest up to 30% of the value of its net assets in Municipal Obligations which, in the case of bonds, are rated lower than Baa by Moody's and BBB by S&P and Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. The Fund may invest in short-term Municipal Obligations which are rated in the two highest rating categories by Moody's, S&P or Fitch. See "Appendix B" in the Statement of Additional Information. Municipal Obligations rated Baa by Moody's or BBB by S&P or Fitch are considered investment grade obligations; those rated Baa by Moody's are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics, while those rated BBB by S&P and Fitch are regarded as having an adequate capacity to pay principal and interest. Investments rated Ba or lower by Moody's and BB or lower by S&P and Fitch ordinarily provide higher yields but involve greater risk because of their speculative characteristics. The Fund may invest in Municipal Obligations rated C by Moody's or D by S&P or Fitch, which is the lowest rating assigned by such rating organizations and indicates that the Municipal Obligation is in default and interest and/or repayment of principal is in arrears. See "Investment Considerations and Risks _ Lower Rated Bonds" below for a further discussion of certain risks. The Fund also may invest in securities which, while not rated, are determined by The Dreyfus Corporation to be of comparable quality to the rated securities in which the Fund may invest; for purposes of the 70% requirement described in this paragraph, such unrated securities shall be deemed to have the rating so determined. The Fund also may invest in Taxable Investments of the quality described under "Appendix--Certain Portfolio Securities--Taxable Investments." Under normal market conditions, the weighted average maturity of the Fund's portfolio is expected to exceed ten years.

     From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective. See "Investment Considerations and Risks" below.

     The Fund's annual portfolio turnover rate is not expected to exceed 100%. The Fund may engage in various investment techniques, such as options and futures transactions, lending portfolio securities and short-selling. Use of certain of these techniques may give rise to taxable income. For a discussion of the investment techniques and their related risks see "Investment Considerations and Risks," "Appendix -- Investment Techniques" and "Dividends, Distributions and Taxes" below and "Investment Objective and Management Policies -- Management Policies" in the Statement of Additional Information.

        INVESTMENT CONSIDERATIONS AND RISKS

     GENERAL -- Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by the Fund, such as those with interest rates that fluctuate directly or indirectly based upon multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to hold the security. The Fund's net asset value generally will not be stable and should fluctuate based upon changes in the value of the Fund's portfolio securities. Securities in which the Fund invests may earn a higher level of current income than certain shorter-term or higher quality securities which generally have greater liquidity, less market risk and less fluctuation in market value.

     INVESTING IN CALIFORNIA MUNICIPAL OBLIGATIONS -- You should consider carefully the special risks inherent in the Fund's investment in California Municipal Obligations. These risks result from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. As a result, the State experienced recurring budget deficits for four of its five fiscal years ended June 30, 1992. The State had operating surpluses of approximately $109 million in fiscal 1992-93 and $917 million in fiscal 1993-94. However, at June 30, 1994, according to California Department of Finance, the State's Special Fund for Economic Uncertainties had an accumulated deficit, on a budget basis, of approximately $1.8 billion. A further consequence of the large budget imbalances has been that the State depleted its available cash resources and has had to use a series of external borrowings to meet its cash needs. To meet its cash flow needs in the 1994-95 fiscal year, the State issued, in July and August 1994, $4.0 billion of revenue anticipation warrants and $3.0 billion of revenue anticipation notes. The 1994-95 Budget Act contained a plan to retire a projected $1.025 billion deficit in the 1995-96 fiscal year. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be a positive balance of $28 million in the Special Fund for Economic Uncertainties at June 30, 1996. As a result of the deterioration in the State's budget and cash situation between October 1991 and July 1994, the rating on the State's general obligation bonds was reduced by S&P from AAA to A, by Moody's from Aaa to A1 and by Fitch from AAA to A. These and other factors may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay the principal of, such California Municipal Obligations. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

     INVESTING IN MUNICIPAL OBLIGATIONS -- The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

     ZERO COUPON SECURITIES -- Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

     LOWER RATED BONDS -- The Fund may invest up to 30% of its net assets in higher yielding (and, therefore, higher risk) debt securities, such as those rated Ba by Moody's or BB by S&P or Fitch or as low as the lowest rating assigned by Moody's, S&P or Fitch (commonly known as junk bonds). They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. The retail secondary market for these securities may be less liquid than that of higher rated securities; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. See "Appendix -- Certain Portfolio Securities -- Ratings."

     USE OF DERIVATIVES -- The Fund may invest, to a limited extent, in derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. The Derivatives the Fund may use include options and futures. While Derivatives can be used effectively in furtherance of the Fund's investment objective, under certain market conditions, they can increase the volatility of the Fund's net asset value, can decrease the liquidity of the Fund's portfolio and make more difficult the accurate pricing of the Fund's portfolio. See "Appendix_Investment Techniques_Use of Derivatives" below and "Investment Objective and Management Policies_Management Policies_Derivatives" in the Statement of Additional Information.

     SIMULTANEOUS INVESTMENTS -- Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

MANAGEMENT OF THE FUND

     INVESTMENT ADVISER -- The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of September 30, 1996, The Dreyfus Corporation managed or administered approximately $81 billion in assets for more than 1.7 million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Fund, subject to the authority of the Fund's Board in accordance with Massachusetts law. The Fund's primary portfolio manager is Stephen C. Kris. He has held that position since January 1996 and has been employed by The Dreyfus Corporation since February 1988. The Fund's other portfolio managers are identified in the Statement of Additional Information. The Dreyfus Corporation also provides research services for the Fund and for other Funds advised by The Dreyfus Corporation through a professional staff of portfolio managers and securities analysts.

     Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $220 billion in assets as of June 30, 1996, including approximately $83 billion in proprietary mutual fund assets. As of June 30, 1996, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $876 billion in assets, including approximately $57 billion in mutual fund assets.

     For the fiscal year ended January 31, 1996, the Fund paid The Dreyfus Corporation a monthly management fee at the annual rate of .55 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of the Fund, which would have the effect of lowering the overall expense ratio of the Fund and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     In allocating brokerage transactions for the Fund, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for the Fund. See "Portfolio Transactions" in the Statement of Additional Information.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.


     DISTRIBUTOR -- The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.


     TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN -- Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

HOW TO BUY SHARES

     GENERAL -- Fund shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents"), except that full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

     When purchasing Fund shares, you must specify which Class is being purchased. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. The Fund reserves the right to reject any purchase order.

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus, and to the extent permitted by applicable regulatory authority, may charge their clients direct fees which would be in addition to any amounts which might be received under the Distribution Plan or Shareholder Services Plan. You should consult your Service Agent in this regard.

     The minimum initial investment is $1,000. Subsequent investments must be at least $100. The initial investment must be accompanied by the Account Application. The Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

     You may purchase Fund shares by check or wire, or through the TELETRANSFER Privilege described below. Checks should be made payable to "The Dreyfus Family of Funds." Payments which are mailed should be sent to Premier California Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. If you are opening a new account, please enclose your Account Application indicating which Class of shares is being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed. Neither initial nor subsequent investments should be made by third party check.

     Wire payments may be made if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, together with the Fund's DDA#8900119306/Premier California Municipal Bond Fund, for purchase of Fund shares in your name. The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset BuilderRegistration Mark and the Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

     Fund shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. The Fund's investments are valued each business day by an independent pricing service approved by the Fund's Board and are valued at fair value as determined by the pricing service. The pricing service's procedures are reviewed under the general supervision of the Fund's Board. For further information regarding the methods employed in valuing Fund investments, see "Determination of Net Asset Value" in the Statement of Additional Information.

     If an order is received by the Transfer Agent by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time) on any business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

     Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on a business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealers' responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

     CLASS A SHARES -- The public offering price for Class A shares is the net asset value per share of that Class plus a sales load as shown below:

                                Total Sales Load
                                               --------------------------------------
                                              As a % of                       As a % of               Dealers' Reallowance
                                           offering price                  net asset value                 as a % of
        Amount of Transaction                per share                        per share                  offering price
        -----------------------           ----------------                 ----------------        --------------------------
        Less than $50,000.........              4.50                              4.70                          4.25
        $50,000 to less than $100,000           4.00                              4.20                          3.75
        $100,000 to less than $250,000          3.00                              3.10                          2.75
        $250,000 to less than $500,000          2.50                              2.60                          2.25
        $500,000 to less than $1,000,000        2.00                              2.00                          1.75
        $1,000,000 or more........               -0-                               -0-                           -0-

     A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The terms contained in the section of the Prospectus entitled "How to Redeem Shares--Contingent Deferred Sales Charge" (other than the amount of the CDSC and time periods) are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

     Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to sales of Fund shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children, at net asset value, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing.

     Class A shares may be purchased at net asset value through certain brokers-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, through a broker-dealer or other financial institution with the proceeds from the redemption of shares of a registered open-end management investment company not managed by The Dreyfus Corporation or its affiliates. The purchase of Class A shares of the Fund must be made within 60 days of such redemption and the shareholder must have either (i) paid an initial sales charge or a contingent deferred sales charge or (ii) been obligated to pay at any time during the holding period, but did not actually pay on redemption, a deferred sales charge with respect to such redeemed shares.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i)qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

     The dealer reallowance may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by The Dreyfus Corporation which are sold with a sales load, such as Class A shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

     CLASS B SHARES -- The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described under "How to Redeem Shares." The Distributor compensates certain Service Agents for selling Class B and Class C shares at the time of purchase from the Distributor's own assets. The proceeds of the CDSC and the distribution fee, in part, are used to defray these expenses.

     CLASS C SHARES -- The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Class B Shares" above and "How to Redeem Shares."

     RIGHT OF ACCUMULATION -- CLASS A SHARES -- Reduced sales loads apply to any purchase of Class A shares, shares of other funds in the Premier Family of Funds, shares of certain other funds advised by The Dreyfus Corporation which are sold with a sales load and shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), by you and any related "purchaser" as defined in the Statement of Additional Information, where the aggregate investment, including such purchase, is $50,000 or more. If, for example, you have previously purchased and still hold Class A shares of the Fund, or of any other Eligible Fund or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A shares of the Fund or an Eligible Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4% of the offering price. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

     To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

     TELETRANSFER PRIVILEGE -- You may purchase Fund shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of Fund shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard.

        FUND EXCHANGES

     Clients of certain Service Agents may purchase, in exchange for Class A, Class B or Class C shares of the Fund, shares of the same Class in certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in your state of residence. These funds have different investment objectives which may be of interest to you. You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by The Dreyfus Corporation. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Auto-Exchange Privilege, Dividend Sweep and the Automatic Withdrawal Plan. To use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

     To request an exchange, your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, or by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account, by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares--Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, TELETRANSFER Privilege and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged. If you are exchanging Class A shares into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

        AUTO-EXCHANGE PRIVILEGE

     Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, in shares of the same class of other funds in the Premier Family of Funds or certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or cancelled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to Premier California Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Premier Family of Funds or the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

        DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark

     Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. At your option, the bank account designated by you will be debited in the specified amount, and Fund shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-Automatic Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to Premier California Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

        GOVERNMENT DIRECT DEPOSIT PRIVILEGE

     Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

        DIVIDEND OPTIONS

     Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a CDSC, the shares purchased will be subject on redemption to the CDSC, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges, or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to Premier California Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

        AUTOMATIC WITHDRAWAL PLAN

     The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An application for the Automatic Withdrawal Plan can be obtained by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

     No CDSC with respect to Class B shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that the amounts withdrawn under the plan do not exceed on an annual basis 12% of the account value at the time the shareholder elects to participate in the Automatic Withdrawal Plan. Withdrawals with respect to Class B shares under the Automatic Withdrawal Plan that exceed on an annual basis 12% of the value of the shareholder's account will be subject to a CDSC on the amounts exceeding 12% of the initial account value. Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A shares where the sales load is imposed concurrently with withdrawals of Class A shares generally are undesirable.

        LETTER OF INTENT -- CLASS A SHARES

     By signing a Letter of Intent form, which can be obtained by calling 1-800-645-6561, you become eligible for the reduced sales load applicable to the total number of Eligible Fund shares purchased in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. A minimum initial purchase of $5,000 is required. To compute the applicable sales load, the offering price of shares you hold (on the date of submission of the Letter of Intent) in any Eligible Fund that may be used toward "Right of Accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent. However, the reduced sales load will be applied only to new purchases.

     The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. The escrow will be released when you fulfill the terms of the Letter of Intent by purchasing the specified amount. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, you will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A shares held in escrow to realize the difference. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was executed.

HOW TO REDEEM SHARES

        GENERAL

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Fund will redeem the shares at the next determined net asset value as described below. If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

     The Fund imposes no charges (other than any applicable CDSC) when shares are redeemed. Service Agents may charge their clients a nominal fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY THE TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark AND SUBSEQUENTLY SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 30 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

        CONTINGENT DEFERRED SALES CHARGE

     CLASS B SHARES -- A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of Class B shares above the dollar amount of all your payments for the purchase of Class B shares of the Fund held by you at the time of redemption.

     If the aggregate value of the Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

     In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month. The following table sets forth the rates of the CDSC for Class B shares, except as set forth below:

        Year Since                                      CDSC as a % of Amount
        Purchase Payment                               Invested or Redemption
        Was Made                                             Proceeds
        -----------------                         ------------------------
        First........................................          4.00
        Second.......................................          4.00
        Third............. ..........................          3.00
        Fourth.......................................          3.00
        Fifth........................................          2.00
        Sixth........................................          1.00

     The following table sets forth the rates of the CDSC for Class B shares purchased by shareholders who beneficially owned Class B shares on November 30, 1996:

        Year Since                                     CDSC as a % of Amount
        Purchase Payment                              Invested or Redemption
        Was Made                                               Proceeds
        -----------------                          ------------------------
        First........................................          3.00
        Second.......................................          3.00
        Third........................................          2.00
        Fourth.......................................          2.00
        Fifth........................................          1.00
        Sixth........................................          0.00

     In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years (five years for shareholders beneficially owning Class B shares on November 30, 1996); then of amounts representing the cost of shares purchased six years (five years for shareholders beneficially owning Class B shares on November 30, 1996) prior to the redemption; and finally, of amounts representing the cost of shares held for the longest period of time within the applicable six-year period (five-year period for shareholders beneficially owning Class B shares on November 30, 1996).

     For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value has appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

     CLASS C SHARES -- A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge _ Class B Shares" above.

     WAIVER OF CDSC -- The CDSC will be waived in connection with (a) redemptions made within one year after the death or disability, as defined in
Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor exceeds one million dollars, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70 1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code and
(e) redemptions made pursuant to the Automatic Withdrawal Plan, as described in the Fund's Prospectus. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure in the Prospectus will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Prospectus at the time of the purchase of such shares.

     To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

        PROCEDURES

     You may redeem shares by using the regular redemption procedure through the Transfer Agent, or, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent, through the Check Redemption Privilege with respect to Class A shares only, or the TELETRANSFER Privilege. If you are a client of a Selected Dealer, you may redeem shares through the Selected Dealer. If you have given your Service Agent authority to instruct the Transfer Agent to redeem shares and to credit the proceeds of such redemptions to a designated account at your Service Agent, you may redeem shares only in this manner and in accordance with the regular redemption procedure described below. If you wish to use the other redemption methods described below, you must arrange with your Service Agent for delivery of the required application(s) to the Transfer Agent. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption or TELETRANSFER Privilege.

     Your redemption request may direct that the redemption proceeds be used to purchase shares of other funds advised or administered by The Dreyfus Corporation that are not available through the Exchange Privilege. The applicable CDSC will be charged upon the redemption of Class B or Class C shares. Your redemption proceeds will be invested in shares of the other fund on the next business day. Before you make such a request, you must obtain and should review a copy of the current prospectus of the fund being purchased. Prospectuses may be obtained by calling 1-800-645-6561. The prospectus will contain information concerning minimum investment requirements and other conditions that may apply to your purchase.

     You may redeem Fund shares by telephone if you have checked the appropriate box on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you select the TELETRANSFER redemption privilege or telephone exchange privilege (which is granted automatically unless you refuse it), you authorize the Transfer Agent to act on telephone instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a TELETRANSFER redemption or an exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if TELETRANSFER redemption had been used. During the delay, the Fund's net asset value may fluctuate.

     REGULAR REDEMPTION -- Under the regular redemption procedure, you may redeem shares by written request mailed to Premier California Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. Written redemption requests must specify the Class of shares being redeemed. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. If you have any questions with respect to signature-guarantees, please contact your Service Agent or call the telephone number listed on the cover of this Prospectus.

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

     CHECK REDEMPTION PRIVILEGE -- CLASS A SHARES -- You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Potential fluctuations in the net asset value of Class A shares should be considered in determining the amount of the check. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor the Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. This Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions (See "Dividends, Distributions and Taxes"). Any Redemption Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

     TELETRANSFER PRIVILEGE -- You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request or, at your request, paid by check (maximum $150,000 per day) and mailed to your address. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

     REDEMPTION THROUGH A SELECTED DEALER -- If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

     In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee prior to the close of its business day (normally 5:15 p.m., New York time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

     REINVESTMENT PRIVILEGE -- Upon written request, you may reinvest up to the number of Class A or Class B shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising the Exchange Privilege. Upon reinvestment, with respect to Class B shares or Class A shares if such shares were subject to a CDSC, the shareholder's account will be credited with an amount equal to the CDSC previously paid upon redemption of the Class A or Class B shares reinvested. The Reinvestment Privilege may be exercised only once.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

        DISTRIBUTION PLAN

     Under the Distribution Plan, adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B and .75 of 1% of the value of the average daily net assets of Class C.

        SHAREHOLDER SERVICES PLAN

     Under the Shareholder Services Plan, the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares a fee at the annual rate of .25 of 1% of the value of the average daily net assets of each such Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     The Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. Fund shares begin earning income dividends on the day immediately available funds ("Federal Funds" (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) ) are received by the Transfer Agent in written or telegraphic form. If a purchase order is not accompanied by remittance in Federal Funds, there may be a delay between the time the purchase order becomes effective and the time the shares purchased start earning dividends. If your payment is not made in Federal Funds, it must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.

     Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional shares of the same Class from which they were paid at net asset value without a sales load or, at your option, paid in cash. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. The Fund will not make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive dividends and distributions in cash or to reinvest in additional Fund shares of the same Class from which they were paid at net asset value without a sales load. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a particular Class will be borne exclusively by such Class. Class B and Class C shares will receive lower per share dividends than Class A shares because of the higher expenses borne by the relevant Class. See "Fee Table."

     Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by the Fund will not be subject to Federal income tax or California personal income taxes. Dividends and distributions derived from Taxable Investments, from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Appendix _ Investment Techniques," will be subject to Federal income tax. To the extent that you are obligated to pay state or local taxes outside of the State of California, dividends earned by an investment in the Fund may represent taxable income. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by the Fund are subject to Federal income tax as ordinary income whether received in cash or reinvested in additional shares. No dividend paid by the Fund will qualify for the dividends received deduction allowable to certain U.S. corporations. Distributions from net realized long-term securities gains of the Fund generally are subject to Federal income tax as long-term capital gains if you are a citizen or resident of the United States. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

     Although all or a substantial portion of the dividends paid by the Fund may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes, the Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, (ii) a component of the "adjusted current earnings" preference item for purposes of the corporate alternative minimum tax as well as a component in computing the corporate environmental tax or (iii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     The Code provides for the "carryover" of some or all of the sales load imposed on Class A shares if you exchange your Class A shares for shares of another fund advised or administered by The Dreyfus Corporation within 91 days of purchase and such other fund reduces or eliminates its otherwise applicable sales load for the purpose of the exchange. In this case, the amount of the sales load charge for Class A shares, up to the amount of the reduction of the sales load charge on the exchange, is not included in the basis of your Class A shares for purposes of computing gain or loss on the exchange, and instead is added to the basis of the fund shares received on the exchange.

     The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to Federal tax. These dollar amounts will vary depending on the size and length of time of your investment in the Fund. If the Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividends as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of taxable dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     Management of the Fund believes that the Fund has qualified for the fiscal year ended January 31, 1996 as a "regulated investment company" under the Code. The Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. Such qualification relieves the Fund of any liability for Federal income taxes to the extent its earnings are distributed in accordance with applicable provisions of the Code. The Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

     You should consult your tax adviser regarding specific questions as to Federal, state or local taxes.

PERFORMANCE INFORMATION

     For purposes of advertising, performance for each Class of shares may be calculated on several bases, including current yield, tax equivalent yield, average annual total return and/or total return. These total return figures reflect changes in the price of the shares and assume that any income dividends and/or capital gains distributions made by the Fund during the measuring period were reinvested in shares of the same Class. Class A total return figures include the maximum initial sales charge and Class B and Class C total return figures include any applicable CDSC. These figures also take into account any applicable service and distribution fees. As a result, at any given time, the performance of Class B and Class C should be expected to be lower than that of Class A. Performance for each Class will be calculated separately.

     Current yield refers to the Fund's annualized net investment income per share over a 30-day period, expressed as a percentage of the net asset value (or maximum offering price in the case of Class A) per share at the end of the period. For purposes of calculating current yield, the amount of net investment income per share during that 30-day period, computed in accordance with regulatory requirements, is compounded by assuming that it is reinvested at a constant rate over a six-month period. An identical result is then assumed to have occurred during a second six-month period which, when added to the result for the first six months, provides an "annualized" yield for an entire one-year period. Calculations of the Fund's current yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated current yield calculated as described above.

     Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in the Fund was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of the Fund's performance will include the Fund's average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which the Fund has operated.

     Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value (or maximum offering price in the case of Class A) per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return. Total return also may be calculated by using the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. Calculations based on the net asset value per share do not reflect the deduction of the applicable sales charge on Class A shares which, if reflected, would reduce the performance quoted.

     Performance will vary from time to time and past results are not necessarily representative of future results. Investors should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses. Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.

     Comparative performance information may be used from time to time in advertising or marketing the Fund's shares, including data from Lipper Analytical Services, Inc., Moody's Bond Survey Bond Index, Lehman Brothers Municipal Bond Index, Morningstar, Inc. and other industry publications.

GENERAL INFORMATION

     The Fund was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust (the "Trust Agreement") dated July 24, 1985, and commenced operations on November 10, 1986. Prior to July 2, 1990, the Fund's name was Premier California Tax Exempt Bond Fund. The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. The Fund's shares are classified into three classes _ Class A, Class B and Class C . Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law. Only holders of Class B or Class C shares, as the case may be, will be entitled to vote on matters submitted to shareholders pertaining to the Distribution Plan.

     Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund. As discussed under "Management of the Fund" in the Statement of Additional Information, the Fund ordinarily will not hold shareholder meetings; however, shareholders under certain circumstances may have the right to call a meeting of shareholders for the purpose of voting to remove Trustees.

     The Transfer Agent maintains a record of your ownership and sends you confirmations and statements of account.

     Shareholder inquiries may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

APPENDIX

        INVESTMENT TECHNIQUES

     BORROWING MONEY -- The Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 331/3% of the value of its total assets. The Fund currently intends to borrow money only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

     SHORT-SELLING -- In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

     Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets. The Fund may not sell short the securities of any single issuer listed on a national securities exchange to the extent of more than 5% of the value of the Fund's net assets. The Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

     The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns in order to hedge an unrealized gain on the security. At no time will the Fund have more than 15% of the value of its net assets in deposits on short sales against the box.

     USE OF DERIVATIVES -- The Fund may invest in the types of Derivatives enumerated under "Description of the Fund -- Investment Considerations and Risks -- Use of Derivatives." These instruments and certain related risks are described more specifically under "Investment Objective and Management Policies -- Management Policies -- Derivatives" in the Statement of Additional Information.

     Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

     Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Fund's performance.

     If the Fund invests in Derivatives at inappropriate times or judges the market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if it were unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     Although the Fund is not a commodity pool, Derivatives subject the Fund to the rules of the Commodity Futures Trading Commission which limit the extent to which the Fund can invest in certain Derivatives. The Fund may invest in futures contracts and options with respect thereto for hedging purposes without limit. However, the Fund may not invest in such contracts and options for other purposes if the sum of the amount of initial margin deposits and premiums paid for unexpired options with respect to such contracts, other than bona fide hedging purposes, exceed 5% of the liquidation value of the Fund's assets, after taking into account unrealized profits and unrealized losses on such contracts and options; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation.

     The Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. The Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time of such option contracts are written. When required by the Securities and Exchange Commission, the Fund will set aside permissible liquid assets in a segregated account to cover its obligations relating to its transactions in Derivatives. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a Derivative position at a reasonable price.

     LENDING PORTFOLIO SECURITIES -- The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Fund continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities may not exceed 33 1/3 % of the value of the Fund's total assets, and the Fund will receive collateral consisting of cash, U. S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans are terminable at any time upon specified notice. The Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.

     FORWARD COMMITMENTS -- The Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. A segregated account of the Fund consisting of permissible liquid assets at least equal at all times to the amount of the commitments will be established and maintained at the Fund's custodian bank.

        CERTAIN PORTFOLIO SECURITIES

     CERTAIN TAX EXEMPT OBLIGATIONS -- The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

     TAX EXEMPT PARTICIPATION INTERESTS -- The Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

     TENDER OPTION BONDS -- The Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligations, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

     CUSTODIAL RECEIPTS -- The Fund may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Obligations which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Obligations deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying Municipal Obligations. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. This class's interest rate generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying Municipal Obligations. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Obligation of comparable quality and maturity and their purchase by the Fund should increase the volatility of its net asset value and, thus, its price per share. These custodial receipts are sold in private placements. The Fund also may purchase directly from issuers, and not in a private placement, Municipal Obligations having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

     STAND-BY COMMITMENTS -- The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. The Fund also may acquire call options on specific Municipal Obligations. The Fund generally would purchase these call options to protect the Fund from the issuer of the related Municipal Obligation redeeming, or other holder of the call option from calling away, the Municipal Obligation before maturity. The sale by the Fund of a call option that it owns on a specific Municipal Obligation could result in the receipt of taxable income by the Fund.

     ZERO COUPON SECURITIES -- The Fund may invest in zero coupon securities which are debt securities issued or sold at a discount from their face value which do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities.

     ILLIQUID SECURITIES -- The Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     TAXABLE INVESTMENTS -- From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. When the Fund has adopted a temporary defensive position, including when acceptable California Municipal Obligations are unavailable for investment by the Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from California personal income tax. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information, to which reference hereby is made.

     RATINGS -- Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated BB by Fitch are considered speculative and the payment of principal and interest may be affected at any time by adverse economic changes. Bonds rated C by Moody's are regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated D by S&P are in default and the payment of interest and/or repayment of principal is in arrears. Bonds rated DDD, DD or D by Fitch are in actual or imminent default, are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the issuer; DDD represents the highest potential for recovery of such bonds; and D represents the lowest potential for recovery. Such bonds, though high yielding, are characterized by great risk. See "Appendix B" in the Statement of Additional Information for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations.

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Although these ratings may be an initial criterion for selection of portfolio investments, The Dreyfus Corporation also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal. The Fund's ability to achieve its investment objective may be more dependent on The Dreyfus Corporation's credit analysis than might be the case for a fund that invested in higher rated securities.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.
                                                                    PCCp120196
                [This Page Intentionally Left Blank]

                     PREMIER STATE MUNICIPAL BOND FUND

PROSPECTUS                                                   SEPTEMBER 3, 1996

     Premier State Municipal Bond Fund (the "Fund") is an open-end, non-diversified, management investment company, known as a mutual fund. The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk.

     The Fund permits you to invest in any of twelve separate portfolios (each, a "Series"): the Connecticut Series, the Florida Series, the Georgia Series, the Maryland Series, the Massachusetts Series, the Michigan Series, the Minnesota Series, the North Carolina Series, the Ohio Series, the Pennsylvania Series, the Texas Series and the Virginia Series. Each Series seeks to achieve the Fund's investment objective by investing in Municipal Obligations primarily issued by issuers in the State after which it is named and believed to be exempt from Federal and, where applicable, from that State's income tax. It is anticipated that substantially all dividends paid by each Series will be exempt from Federal income tax and also, where applicable, will be exempt from the personal income tax of the State after which the Series is named.

     By this Prospectus, each Series is offering three Classes of shares-Class A, Class B and Class C-which are described herein. See "Alternative Purchase Methods."

     The Fund provides free redemption checks with respect to Class A shares, which you can use in amounts of $500 or more for cash or to pay bills. You can purchase or redeem all classes of shares by telephone using the TELETRANSFER Privilege.

     The Dreyfus Corporation serves as the Fund's investment adviser and, in that capacity, is responsible for determining whether investing in particular securities is consistent with the Fund's investment objective, including whether the securities subject the Fund to undue risk.

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information dated September 3, 1996, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-554-4611. When telephoning, ask for Operator 144.

     MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------
TABLE OF CONTENTS
                FEE TABLE..........................................        3
                CONDENSED FINANCIAL INFORMATION....................        6
                ALTERNATIVE PURCHASE METHODS.......................        28
                DESCRIPTION OF THE FUND............................        29
                MANAGEMENT OF THE FUND.............................        35
                HOW TO BUY SHARES..................................        37
                SHAREHOLDER SERVICES...............................        41
                HOW TO REDEEM SHARES...............................        45
                DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN....        50
                DIVIDENDS, DISTRIBUTIONS AND TAXES.................        50
                PERFORMANCE INFORMATION............................        57
                GENERAL INFORMATION................................        58
                APPENDIX...........................................        59

FEE TABLE
                                                                CONNECTICUT SERIES                         FLORIDA SERIES
                                                            ----------------------------             ---------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
        ..        (as a percentage of offering price)          4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
        (as a percentage of the amount subject to charge)      None*     3.00%     1.00%               None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
        Management Fees....................                     .55%      .55%      .55%                .55%      .55%      .55%
        12b-1 Fees.........................                    None       .50%      .75%               None       .50%      .75%
        Other Expenses.....................                     .37%      .39%      .34%                .36%      .36%      .69%
        Total Fund Operating Expenses......                     .92%     1.44%     1.64%                .91%     1.41%     1.99%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 YEAR...........................                    $ 54    $45/15**  $27/17**              $ 54    $44/14**  $30/20**
          3 YEARS..........................                    $ 73    $66/46**     $52                $ 73    $65/45**     $62
          5 YEARS..........................                    $ 94    $89/79**     $89                $ 93    $87/77**    $107
          10 YEARS.........................                    $153      $145***   $194                $152      $143***   $232

                                                                   GEORGIA SERIES                           MARYLAND SERIES
                                                            -----------------------------            ---------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price)                   4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
         (as a percentage of the amount subject to charge)     None*     3.00%     1.00%               None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
         Management Fees................                        .55%      .55%      .55%                .55%      .55%      .55%
         12b-1 Fees.....................                       None       .50%      .75%               None       .50%      .75%
         Other Expenses.................                        .40%      .39%      .68%                .35%      .38%      .50%
         Total Fund Operating Expenses..                        .95%     1.44%     1.98%                .90%     1.43%     1.80%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 YEAR........................                       $ 54    $45/15**  $30/20**              $ 54    $45/15**  $28/18**
          3 YEARS.......................                       $ 74    $66/46**     $62                $ 72    $65/45**     $57
          5 YEARS.......................                       $ 95    $89/79**    $107                $ 93    $88/78**     $97
          10 YEARS......................                       $156      $147***   $231                $151      $144***   $212
    *A contingent deferred sales charge of 1% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.
   **Assuming no redemption of shares.
  ***Ten-year figures assume conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

FEE TABLE
                                                                 MASSACHUSETTS SERIES                       MICHIGAN SERIES
                                                            -----------------------------            ---------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price)                   4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
         (as a percentage of the amount subject to charge)     None*     3.00%     1.00%               None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
         Management Fees................                        .55%      .55%      .55%                .55%      .55%      .55%
         12b-1 Fees.....................                       None       .50%      .75%               None       .50%      .75%
         Other Expenses.................                        .37%      .38%      .39%                .38%      .39%      .40%
         Total Fund Operating Expenses..                        .92%     1.43%     1.69%                .93%     1.44%     1.70%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 YEAR........................                       $ 54    $45/15**  $27/17**              $ 54    $45/15**  $27/17**
          3 YEARS.......................                       $ 73    $65/45**     $53                $ 73    $66/46**     $54
          5 YEARS.......................                       $ 94    $88/78**     $92                $ 94    $89/79**     $92
          10 YEARS......................                       $153      $145***   $200                $154      $146***   $201

                                                                  MINNESOTA SERIES                      NORTH CAROLINA SERIES
                                                            -----------------------------            ---------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price)                   4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
         (as a percentage of the amount subject to charge)     None*     3.00%    1.00%                None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
         Management Fees................                       .55%       .55%      .55%                .55%      .55%      .55%
         12b-1 Fees.....................                       None       .50%      .75%               None       .50%      .75%
         Other Expenses.................                        .35%      .38%      .12%                .45%      .46%      .43%
         Total Fund Operating Expenses..                        .90%     1.43%     1.42%               1.00%     1.51%     1.73%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2)
        except where noted, redemption at the end of each
        time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 Year........................                       $ 54    $45/15**  $24/14**              $ 55    $45/15**  $28/18**
          3 Years.......................                       $ 72    $65/45**     $45                $ 75    $68/48**     $54
          5 Years.......................                       $ 93    $88/78**     $78                $ 98    $92/82**     $94
          10 Years......................                       $151      $144***   $170                $162      $154***   $204
    *A contingent deferred sales charge of 1% may be
     assessed on certain redemptions of Class A shares
     purchased without an initial sales charge as part of
     an investment of $1 million or more.
   **Assuming no redemption of shares.
  ***Ten-year figures assume conversion of Class B shares
     to Class A shares at the end of the sixth year
     following the date of purchase.

FEE TABLE
                                                                   OHIO SERIES                            PENNSYLVANIA SERIES
                                                           ------------------------------           -----------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
              (as a percentage of offering price)              4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
        (as a percentage of the amount subject to charge)      None*     3.00%     1.00%               None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
        Management Fees.................                        .55%      .55%      .55%                .55%      .55%      .55%
        12b-1 Fees......................                       None       .50%      .75%               None       .50%      .75%
        Other Expenses..................                        .34%      .37%      .33%                .37%      .38%      .40%
        Total Fund Operating Expenses...                        .89%     1.42%     1.63%                .92%     1.43%     1.70%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2)
        except where noted, redemption at the end of each
        time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 Year........................                       $ 54    $44/14**  $27/17**              $ 54    $45/15**  $28/18**
          3 Years.......................                       $ 72    $65/45**     $51                $ 73    $65/45**     $55
          5 Years.......................                       $ 92    $88/78**     $89                $ 94    $88/78**     $95
          10 Years......................                       $150      $143***   $193                $153      $145***   $207

                                                                    TEXAS SERIES                           VIRGINIA  SERIES
                                                           ------------------------------           -----------------------------
SHAREHOLDER TRANSACTION EXPENSES                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
        Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price)                   4.50%     None      None                4.50%     None      None
        Maximum Deferred Sales Charge Imposed on Redemptions
         (as a percentage of the amount subject to charge)     None*     3.00%     1.00%               None*     3.00%     1.00%
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average daily net assets)
         Management Fees................                        .55%      .55%      .55%                .55%      .55%      .55%
         12b-1 Fees.....................                       None       .50%      .75%               None       .50%      .75%
         Other Expenses.................                        .37%      .38%      .46%                .50%      .51%      .43%
         Total Fund Operating Expenses..                        .92%     1.43%     1.76%               1.05%     1.56%     1.73%
EXAMPLE
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2)
        except where noted, redemption at the end of each
        time period:
                                                             CLASS A   CLASS B   CLASS C             CLASS A   CLASS B   CLASS C
                                                             -------   -------   -------             -------   -------   -------
          1 Year........................                       $ 54    $45/15**  $27/17**              $ 55    $46/16**  $28/18**
          3 Years.......................                       $ 73    $65/45**     $54                $ 77    $69/49**     $54
          5 Years.......................                       $ 94    $88/78**     $92                $100    $95/85**     $94
          10 Years......................                       $153      $145***   $201                $167      $159***   $204

     *A contingent deferred sales charge of 1% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.

     **Assuming no redemption of shares.

     ***Ten-year figures assume conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

------------------------------------------------------------------------------
The amounts listed in the examples should not be considered as representative of past or future expenses and actual expenses may be greater or less than those indicated. Moreover, while the example assumes a 5% annual return, each Series' actual performance will vary and may result in an actual return greater or less than 5%.
------------------------------------------------------------------------------

     The purpose of the foregoing tables is to assist you in understanding the costs and expenses borne by each Series of the Fund, the payment of which will reduce investors' annual return. Other expenses for Class C are based on estimated amounts for the current fiscal year. Long-term investors in Class B or Class C could pay more in 12b-1 fees than the economic equivalent of paying a front-end sales charge. The information in the foregoing tables does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in the relevant Series' shares; such fees are not reflected in the foregoing tables. See "Management of the Fund," "How to Buy Shares" and "Distribution Plan and Shareholder Services Plan."

CONDENSED FINANCIAL INFORMATION

     The information in the following tables has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional Information. Further financial data and related notes are included in the Statement of Additional Information, available upon request.


        FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of beneficial interest outstanding, total investment return, ratios to average net assets and other supplemental data for each Series for each year indicated. This information has been derived from the Series' financial statements.

                                                                                CONNECTICUT SERIES
                                              -----------------------------------------------------------------------------------
                                                                                  Class A Shares
                                              -----------------------------------------------------------------------------------
                                                                               Year Ended April 30,
                                              -----------------------------------------------------------------------------------
  PER SHARE DATA:                              1988(1)  1989     1990      1991      1992      1993      1994      1995      1996
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..                        $11.00   $10.72   $11.05    $10.88    $11.28    $11.45    $12.26    $11.81    $11.76
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income--net                        .76      .81      .80       .77       .72       .71       .68       .67       .66
  Net realized and unrealized gain
  (loss) on investments                        (.28)     .38     (.15)      .40       .17       .81      (.42)     (.05)      .14
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  TOTAL FROM
  INVESTMENT OPERATIONS                         .48     1.19      .65      1.17       .89      1.52       .26       .62       .80
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income--net........                          (.76)    (.81)    (.80)     (.77)     (.72)     (.71)     (.68)    (.67)      (.66)
  Dividends from net realized
  gain on investments                            -      (.05)    (.02)      -          -        -        (.03)     -          -
  Dividends in excess of net
  realized gain on investments                  -         -       -         -          -        -          -        -         -
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                          (.76)    (.86)    (.82)     (.77)     (.72)     (.71)     (.71)     (.67)     (.66)
                                              ------   ------   ------    ------    ------    ------    ------    ------    ------
  Net asset value,
  end of year........                        $10.72   $11.05   $10.88    $11.28    $11.45    $12.26    $11.81     $11.76   $11.90
                                              ======   ======   ======    ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)                    5.00%(3) 11.54%    5.93%    11.10%     8.14%    13.62%     1.92%     5.47%     6.85%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                           -       -          -        .21%      .52%      .69%      .80%      .89%      .92%
  Ratio of net investment income to
  average net assets.                         7.31%(3)  7.24%    7.05%     6.81%     6.30%     5.93%     5.44%     5.77%     5.45%
  Decrease reflected in above
  expense ratios due to
undertakings by
The Dreyfus Corporation
(limited to the expense
limitation provision of the
Management Agreement)                         1.50%(3)  1.42%    1.10%      .75%      .41%      .21%      .09%      .01%      ._
  Portfolio Turnover Rate                    91.09%(4) 72.52%   12.62%     6.30%     8.53%    24.22%    10.83%    10.48%    28.83%
  Net Assets, end of year
  (000's omitted)....                        $11,641   $31,056  $83,206  $183,788  $280,305  $360,020  $364,182  $335,964  $321,559
  (1)From May 28, 1987 (commencement of
     operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                                 CONNECTICUT SERIES (CONTINUED)
                                                -------------------------------------------------------------
                                                         Class B Shares                   Class C Shares
                                                -----------------------------------     ---------------------
                                                         Year Ended APRIL 30,          Year Ended APRIL 30,
                                                -----------------------------------     ---------------------
                                                        1993(1)  1994      1995             1996     1996(2)
                                                      -------  -------   -------           -------   -------
PER SHARE DATA:

  Net asset value, beginning of year..                $11.89   $12.26    $11.80            $11.76    $11.84
                                                      -------  -------   -------           -------   -------
  INVESTMENT OPERATIONS:
  Investment income--net..............                   .18      .61       .61               .60       .40
  Net realized and unrealized gain (loss)
  on investments......................                   .37     (.43)     (.04)              .13       .05
                                                      -------  -------   -------           -------  -------
  Total from Investment Operations....                   .55      .18       .57               .73       .45
                                                      -------  -------   -------           -------  -------
  DISTRIBUTIONS:
  Dividends from investment income--net                 (.18)    (.61)     (.61)             (.60)     (.40)
  Dividends from net realized gain
  on investments......................                   -      (.03)        -                 -         -
                                                      -------  -------   -------           -------  -------
  Total Distributions.................                  (.18)    (.64)     (.61)             (.60)     (.40)
                                                      -------  -------   -------           -------  -------
  Net asset value, end of year........                $12.26   $11.80    $11.76            $11.89    $11.89
                                                      =======  =======   =======           =======  =======
TOTAL INVESTMENT RETURN(3)............                16.08%(4)  1.26%     4.99%            6.20%     5.31%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets              1.12%(4)  1.36%     1.41%            1.44%     1.64%(4)
  Ratio of net investment income to
  average net assets..................                 4.57%(4)  4.78%     5.21%            4.92%     4.31%(4)
  Decrease reflected in above expense ratios
  due to undertakings by The Dreyfus
Corporation (limited to the expense limitation
provision of the Management Agreement)                  .12%(4)   .08%      .01%                ._        ._
  Portfolio Turnover Rate.............                24.22%    10.83%    10.48%              28.83%    28.83%
  Net Assets, end of year (000's omitted)            $9,492   $32,246   $35,425             $38,838    $1,007

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                          FLORIDA SERIES
                                    -----------------------------------------------------------------------------------
                                                          Class A Shares
                                    --------------------------------------------------------------------------------
                                                       Year Ended April 30,
                                    --------------------------------------------------------------------------------
PER SHARE DATA:                       1988(1)  1989     1990     1991      1992      1993      1994      1995      1996
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..                $12.00  $12.85   $13.48   $13.34    $13.93    $14.33    $15.02    $14.43    $14.51
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                 .92    1.02     1.02      .99       .95       .92       .85       .81       .79
  Net realized and unrealized gain
  (loss) on investments                 .85     .63     (.11)     .61       .41    .86         (.51)      .12      .17
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                  1.77    1.65      .91     1.60      1.36      1.78       .34       .93      .96
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
 income-net.........                  (.92)  (1.02)   (1.02)    (.99)     (.95)     (.92)     (.85)     (.81)     (.79)
  Dividends from net realized
  gain on investments                   -       -      (.03)    (.02)     (.01)     (.17)     (.04)     (.04)     (.20)
  Dividends in excess of net
  realized gain on investments          -       -        -        -         -         -       (.04)       -          -
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                  (.92)  (1.02)   (1.05)   (1.01)     (.96)    (1.09)     (.93)     (.85)     (.99)
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year       $12.85  $13.48   $13.34   $13.93    $14.33    $15.02    $14.43    $14.51    $14.48
                                     ======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)          16.24%(3) 13.32%    6.83%   12.40%    10.09%    12.84%     2.14%     6.71%     6.63%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to
  average net assets.                  -        -        -       .21%      .52%      .69%      .80%      .90%      .91%
  Ratio of net investment income
  to average net assets              7.76%(3)  7.26%    7.24%    7.11%     6.65%     6.21%     5.61%     5.67%     5.29%
  Decrease reflected in above
  expense ratios due to
undertakings by
The Dreyfus Corporation
(limited to the expense
limitation provision of the
Management Agreement)                1.50%(3)  1.50%    1.08%     .74%      .41%      .21%      .10%      .01%      ._
  Portfolio Turnover Rate           31.25%(4) 17.16%   27.69%     .28%    20.99%    33.18%    20.84%    50.62%    54.37%
  Net Assets, end of year
  (000's omitted)....               $1,493  $15,061  $67,416 $177,927  $245,474  $299,775  $289,791  $252,406  $227,478

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                               FLORIDA SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                         Class B Shares                  Class C Shares
                                                -----------------------------------     ---------------------
                                                         Year Ended APRIL 30,           Year Ended APRIL 30,
                                                -----------------------------------     ---------------------
PER SHARE DATA:                                      1993(1)     1994     1995             1996      1996(2)
                                                      -------  -------   -------          -------    -------
  Net asset value, beginning of year..                $14.59   $15.01    $14.42            $14.51    $14.65
                                                      -------  -------   -------          -------    -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                   .24      .77       .73               .71       .48
  Net realized and unrealized gain (loss)
  on investments......................                   .42     (.51)      .13               .16       .02
                                                      -------  -------   -------          -------    -------
  TOTAL FROM INVESTMENT OPERATIONS....                   .66      .26       .86               .87       .50
                                                      -------  -------   -------          -------    -------
  DISTRIBUTIONS:
  Dividends from investment income-net                  (.24)    (.77)     (.73)             (.71)     (.48)
  Dividends from net realized gain
  on investments......................                   -      (.04)      (.04)             (.20)     (.20)
  Dividends in excess of net realized gain
  on investments......................                   -      (.04)        -                -           -
                                                      -------  -------   -------          -------    -------
  TOTAL DISTRIBUTIONS.................                  (.24)    (.85)    (.77)              (.91)     (.68)
                                                      -------  -------   -------          -------    -------
  Net asset value, end of year........                $15.01   $14.42    $14.51            $14.47    $14.47
                                                      =======  =======   =======          =======    =======
TOTAL INVESTMENT RETURN(3)............                15.60%(4)  1.54%     6.21%             6.01%    4.69%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets              1.12%(4)  1.34%     1.41%             1.41%    1.99%(4)
  Ratio of net investment income to
  average net assets..................                 4.87%(4)  4.91%     5.13%             4.77%    4.20%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to the
expense limitation provision of the
Management Agreement).................                  .12%(4)   .09%      .01%             ._          ._
  Portfolio Turnover Rate.............                33.18%    20.84%    50.62%            54.37%    54.37%
  Net Assets, end of year (000's omitted)            $5,916   $22,476   $25,282           $27,023    $35

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                     GEORGIA SERIES
                                     ------------------------------------------------------------------------------------------
                                                                                                                   CLASS C
                                              CLASS A SHARES                           CLASS B SHARES               SHARES
                                     --------------------------------     --------------------------------      ----------------
                                                                                                                  YEAR ENDED
                                            YEAR ENDED APRIL 30,                   YEAR ENDED APRIL 30,             APRIL 30,
                                     --------------------------------     ------------------------------------  ----------------
PER SHARE DATA:                       1993(1)  1994     1995     1996     1993(2)    1994      1995      1996     1996(3)
                                      ------  ------   ------   ------    ------    ------    ------    ------    ------

  Net asset value,
  beginning of year                  $12.50  $13.27   $12.69   $12.80    $12.71    $13.27    $12.69    $12.80    $12.85
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                 .51     .73      .73      .66       .20       .67       .66       .59       .38
  Net realized and unrealized gain
  (loss) on investments                .77     (.58)     .11      .25       .56      (.58)      .11       .26       .20
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS......                     1.28     .15      .84      .91       .76       .09       .77       .85       .58
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net......                     (.51)   (.73)    (.73)    (.66)     (.20)     (.67)     (.66)     (.59)     (.38)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  end of year.....                  $13.27   $12.69   $12.80   $13.05    $13.27    $12.69    $12.80    $13.06    $13.05
                                    =======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(4)          15.91%(5)  .97%     6.87%    7.14%    20.66%(5)   .46%     6.33%     6.69%     6.28%(5)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to
  average net assets                   -       .07%     .25%     .74%      .50%(5)   .58%      .75%     1.24%     1.98%(5)
  Ratio of net investment income
  to average net assets              5.55%(5)  5.41%    5.80%    5.00%     4.60%(5)  4.85%     5.27%     4.46%     3.73%(5)
  Decrease reflected in above
  expense ratios due to
  undertakings by The Dreyfus
  Corporation (limited to the
  limitation provision of the expense
  Management Agreement)              1.46%(5)  1.02%     .78%     .21%     1.37%(5)  1.02%      .80%      .20%      ._
  Portfolio Turnover Rate           37.79%(6)  6.76%   34.04%   33.09%    37.79%(6)  6.76%    34.04%    33.09%    33.09%
  Net Assets, end of year
  (000's omitted).                  $7,304  $10,058   $8,985   $8,346    $6,319   $16,243   $19,429   $20,106    $88

  (1)From September 3, 1992 (commencement of operations) to April 30, 1993.
  (2)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (3)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (4)Exclusive of sales load.
  (5)Annualized.
  (6)Not annualized.

                                                                          MARYLAND SERIES
                                    -----------------------------------------------------------------------------------
                                                                          Class A Shares
                                    -----------------------------------------------------------------------------------
                                                                    Year Ended April 30,
                                    -----------------------------------------------------------------------------------
PER SHARE DATA:                      1988(1)  1989      1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..               $12.50   $11.38   $11.72   $11.61    $12.13    $12.43    $13.02    $12.46    $12.54
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
 INVESTMENT OPERATIONS:
  Investment income-net                .80      .87      .86      .85       .79       .76       .73       .70       .67
  Net realized and unrealized gain
  (loss) on investments              (1.12)     .34     (.09)     .53       .35       .68      (.53)      .08       .23
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                 (.32)    1.21     .77      1.38      1.14      1.44       .20       .78       .90

  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                 (.80)    (.87)    (.86)    (.85)     (.79)     (.76)     (.73)     (.70)     (.67)
  Dividends from net realized
  gain on investments                  -         -      (.02)    (.01)     (.05)     (.09)     (.03)      -       (.08)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                 (.80)    (.87)    (.88)    (.86)     (.84)     (.85)     (.76)     (.70)(     .75)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year      $11.38   $11.72   $11.61   $12.13    $12.43    $13.02    $12.46    $12.54    $12.69
                                    =======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)         (2.50%)(3) 11.05%    6.69%   12.24%     9.68%    11.93%     1.33%     6.52%     7.24%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                  -        -        -        .21%      .53%      .69%      .80%      .90%      .90%
  Ratio of net investment income
  to average net assets             7.44%(3)   7.26%    7.12%    6.98%     6.40%     5.93%     5.51%     5.69%     5.23%
  Decrease reflected in above
  expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)           1.50%(3)   1.50%    1.11%     .75%      .41%      .22%      .10%      .01%      ._
  Portfolio Turnover Rate          75.21%(4)   8.67%   30.03%  1.45%16.21%  17.92%10.27%  35.39%41.65%
  Net Assets, end of year
  (000's omitted)....               $4,353  $24,383  $85,794 $179,959  $254,240  $337,307  $335,518  $301,834  $283,878

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                       MARYLAND SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                         Class B Shares                    Class C Shares
                                                -----------------------------------     ---------------------
                                                         Year Ended APRIL 30,    Year Ended APRIL 30,
                                                -----------------------------------     ---------------------
                                                     -------   -------   -------            -------  -------
PER SHARE DATA:                                      1993(1)     1994      1995              1996    1996(2)
                                                     -------   -------   -------            -------  -------
  Net asset value, beginning of year..                $12.64   $13.02    $12.46             $12.54   $12.67
                                                     -------   -------   -------            -------  -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                   .20      .65       .63                .61      .41
  Net realized and unrealized gain (loss)
  on investments......................                   .38     (.53)      .08                .23      .10
                                                     -------   -------   -------            -------  -------
  TOTAL FROM INVESTMENT OPERATIONS....                   .58      .12       .71                .84      .51
                                                     -------   -------   -------            -------  -------
  DISTRIBUTIONS:
  Dividends from investment income-net                  (.20)    (.65)     (.63)              (.61)    (.41)
  Dividends from net realized gain on investments         -      (.03)       -                (.08)    (.08)
  Dividends in excess of net realized gain
  on investments......................                    -       -          -                  -        -
                                                     -------   -------   -------            -------  -------
  TOTAL DISTRIBUTIONS.................                  (.20)    (.68)     (.63)              (.69)    (.49)
                                                     -------   -------   -------            -------  -------
  Net asset value, end of year........                $13.02   $12.46    $12.54             $12.69   $12.69
                                                     =======   =======   =======            =======  =======
TOTAL INVESTMENT RETURN(3)............               15.74%(4)    .75%     5.94%             6.66%     5.57%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets             1.09%(4)   1.37%     1.44%              1.43%    1.80%(4)
  Ratio of net investment income to
  average net assets..................                4.55%(4)   4.82%     5.13%              4.68%    4.59%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to
the expense limitation provision of
the Management Agreement).............                 .12%(4)    .08%      .01%               ._        ._
  Portfolio Turnover Rate.............               17.92%     10.27%    35.39%             41.65%    41.65%
  Net Assets, end of year (000's omitted)           $5,931    $30,527   $35,090             $41,179   $27

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.


                                                       MASSACHUSETTS SERIES
                                    -----------------------------------------------------------------------------------
                                                          Class A Shares
                                    -----------------------------------------------------------------------------------
                                                       Year Ended April 30,
                                    -----------------------------------------------------------------------------------
PER SHARE DATA:                     1988(1)    1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..               $11.50   $10.54   $10.92   $10.69    $11.05    $11.41    $12.13    $11.64    $11.53
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                .76      .83      .82      .79       .75       .73       .71       .69       .66
  Net realized and unrealized gain
  (loss) on investments               (.96)     .38     (.23)     .37       .36       .73      (.44)     (.06)      ._
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                 (.20)    1.21      .59     1.16      1.11      1.46       .27       .63       .66
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                 (.76)    (.83)    (.82)    (.79)     (.75)     (.73)     (.71)     (.69)     (.66)
  Dividends from net realized
  gain on investments                   -        -        -      (.01)       -       (.01)     (.05)      -        (.03)
  Dividends in excess of net
  realized gain on investments          -        -        -        -         -         -         -       (.05)       -
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                 (.76)    (.83)    (.82)    (.80)     (.75)     (.74)     (.76)     (.74)     (.69)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year       $10.54  $10.92   $10.69   $11.05    $11.41    $12.13    $11.64    $11.53    $11.50
                                    =======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)         (1.67%)(3) 11.91%    5.49%   11.23%    10.32%    13.14%     2.08%     5.72%     5.69%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to
  average net assets.                   -        -        -       .19%      .55%      .69%      .82%      .94%      .92%
  Ratio of net investment income
  to average net assets             7.63%(3)   7.58%    7.40%    7.21%     6.65%     6.16%     5.80%     6.04%     5.57%
  Decrease reflected in above expense
  ratios due to undertakings by
The Dreyfus Corporation (limited
to the expense limitation provision
of the Management Agreement)        1.50%(3)   1.48%    1.11%     .78%      .41%      .24%      .11%      .01%      ._
  Portfolio Turnover Rate          36.11%(4)  17.76%   28.44%   47.07%    24.75%    11.36%    12.04%    13.62%    34.86%
  Net Assets, end of year
  (000's omitted)....                $5,174 $21,578  $43,375  $57,328   $66,873   $79,701   $76,865   $72,731   $68,812

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                     MASSACHUSETTS SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                            Class B Shares                  Class C Shares
                                                -----------------------------------     ---------------------
                                                         Year Ended APRIL 30,             Year Ended APRIL 30,
                                                -----------------------------------     ---------------------
                                                     -------   -------   -------           -------  -------
PER SHARE DATA:                                      1993(1)     1994      1995              1996    1996(2)
                                                     -------   -------   -------           -------  -------
  Net asset value, beginning of year..                $11.79   $12.13    $11.63            $11.52   $11.59
                                                     -------   -------   -------           -------  -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                   .19      .64       .63               .60      .40
  Net realized and unrealized gain (loss)
  on investments......................                   .34     (.45)     (.06)              ._      (.08)
                                                     -------   -------   -------           -------  -------
  TOTAL FROM INVESTMENT OPERATIONS....                   .53      .19       .57               .60      .32
                                                     -------   -------   -------           -------  -------
  DISTRIBUTIONS:
  Dividends from investment income-net                  (.19)    (.64)     (.63)             (.60)    (.40)
  Dividends from net realized gain on investments         -      (.05)       -               (.03)    (.03)
  Dividends in excess of net realized gain
  on investments......................                    -        -       (.05)               -        -
                                                     -------   -------   -------           -------  -------
  TOTAL DISTRIBUTIONS.................                  (.19)    (.69)    (.68)              (.63)     (.43)
                                                     -------   -------   -------           -------  -------
  Net asset value, end of year........                $12.13   $11.63    $11.52            $11.49    $11.48
                                                     =======   =======   =======           =======  =======
TOTAL INVESTMENT RETURN(3)............               15.56%(4)   1.44%     5.15%             5.15%  3.76%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets             1.15%(4)   1.36%     1.45%             1.43%  1.69%(4)
  Ratio of net investment income to
  average net assets                                  4.92%(4)   5.18%     5.47%             5.03%  4.72%(4)
  Decrease reflected in above expense
ratios due to  undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of the
Management Agreement).................                 .13%(4)    .10%      .01%            ._        ._
  Portfolio Turnover Rate.............               11.36%     12.04%    13.62%          34.86%    34.86%
  Net Assets, end of year (000's omitted)           $1,066     $3,702    $4,220           $5,255    $1

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.


                                                         MICHIGAN SERIES
                                    -----------------------------------------------------------------------------------
                                                          Class A Shares
                                    -----------------------------------------------------------------------------------
                                                       Year Ended April 30,
                                    --------------------------------------------------------------------------------
PER SHARE DATA:                      1988(1)    1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------

  Net asset value,
  beginning of year..                $13.00  $13.45   $14.10   $13.80    $14.34    $14.80    $15.65    $15.27    $15.14
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                1.00    1.07     1.05     1.01       .95       .92       .89       .85       .83
  Net realized and unrealized gain
  (loss) on investments                 .45     .65     (.27)     .54       .46       .98      (.30)      .11       .20
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                  1.45    1.72      .78     1.55      1.41      1.90       .59       .96      1.03
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                 (1.00)  (1.07)   (1.05)   (1.01)     (.95)     (.92)     (.89)     (.85)     (.83)
  Dividends from net realized
  gain on investments                    -       -      (.03)      -         -       (.13)     (.08)     (.24)     (.19)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                 (1.00)  (1.07)   (1.08)   (1.01)    (.95)     (1.05)     (.97)    (1.09)    (1.02)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year       $13.45  $14.10   $13.80   $14.34    $14.80    $15.65    $15.27    $15.14    $15.15
                                    =======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)         12.32%(3)  13.25%    5.59%   11.61%    10.12%    13.25%     3.65%     6.65%     6.81%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                 -          -        -       .20%      .53%      .69%      .81%      .92%      .93%
  Ratio of net investment income
  to average net assets             7.97%(3)   7.49%    7.23%    7.07%     6.47%     6.01%     5.56%     5.66%     5.35%
  Decrease reflected in above
  expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)           1.50%(3)   1.50%    1.16%     .79%      .42%      .25%      .11%      .01%      ._
  Portfolio Turnover Rate          48.80%(4)  32.72%   20.23%   27.31%    21.42%    14.99%    19.96%    48.30%    56.88%
  Net Assets, end of year
  (000's omitted)....                $1,671  $8,548  $56,699 $111,696  $145,159  $184,138  $187,405  $176,604  $166,538

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.


                                                                   MICHIGAN SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                           Class B Shares                Class C Shares
                                                -----------------------------------  ---------------------
                                                        Year Ended APRIL 30,         Year Ended APRIL 30,
                                                -----------------------------------  ---------------------
                                                     -------   -------   -------           -------  -------
PER SHARE DATA:                                        1993(1)   1994      1995             1996    1996(2)
                                                     -------   -------   -------           -------  -------
  Net asset value, beginning of year..                $15.20   $15.64    $15.27            $15.13   $15.18
                                                     -------   -------   -------           -------  -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                   .24      .80       .77               .75      .50
  Net realized and unrealized gain (loss)
  on investments......................                   .44     (.29)      .10               .21      .17
                                                     -------   -------   -------           -------  -------
  TOTAL FROM INVESTMENT OPERATIONS....                   .68      .51       .87               .96      .67
                                                      -------  -------   -------           -------  -------
  DISTRIBUTIONS:
  Dividends from investment income-net                  (.24)    (.80)     (.77)             (.75)    (.50)
  Dividends from net realized gain on investments        ._      (.08)     (.24)             (.19)    (.19)
                                                      -------  -------   -------           -------  -------
  TOTAL DISTRIBUTIONS.................                  (.24)    (.88)    (1.01)             (.94)    (.69)
                                                      -------  -------   -------           -------  -------
  Net asset value, end of year........                $15.64   $15.27    $15.13            $15.15   $15.16
                                                      =======  =======   =======           =======  =======
TOTAL INVESTMENT RETURN(3)............               15.50%(4)   3.11%     6.01%             6.33%  6.12%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets             1.18%(4)   1.38%     1.44%             1.44%  1.70%(4)
  Ratio of net investment income to
  average net assets..................                4.85%(4)   4.88%     5.10%             4.82%  4.47%(4)
  Decrease reflected in above expense ratios due
  to undertakings by The Dreyfus Corporation
(limited to the expense limitation provision of the
Management Agreement).................                .14%(4)     .09%      .01%              ._        ._
  Portfolio Turnover Rate.............              14.99%      19.96%    48.30%            56.88%    56.88%
  Net Assets, end of year (000's omitted)          $3,581      $13,861  $16,471           $19,031   $133

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                 MINNESOTA SERIES
                                    -----------------------------------------------------------------------------------
                                                                   Class A Shares
                                    -----------------------------------------------------------------------------------
                                                                 Year Ended April 30,
                                    ------------------------------------------------------------------------------------
PER SHARE DATA:                      1988(1)   1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
 Net asset value,
  beginning of year..                $13.50  $13.37   $13.92   $13.74    $14.28    $14.63    $15.31    $14.72    $14.90
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                 .97    1.07     1.04     1.02       .96       .92       .87       .83       .82
  Net realized and unrealized gain
  (loss) on investments                (.13)    .55     (.13)     .56       .36       .77      (.53)      .18       .08
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                   .84    1.62      .91     1.58      1.32      1.69       .34      1.01       .90
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                  (.97)  (1.07)   (1.04)   (1.02)     (.96)     (.92)     (.87)     (.83)     (.82)
  Dividends from net realized
  gain on investments                    -       -      (.05)    (.02)     (.01)     (.09)     (.06)       -         -
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                  (.97)  (1.07)   (1.09)   (1.04)     (.97)    (1.01)     (.93)     (.83)     (.82)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  end of year........                $13.37  $13.92   $13.74   $14.28    $14.63    $15.31    $14.72    $14.90    $14.98
                                    =======  =======  =======  =======   =======   =======   =======   =======   =======
TOTAL INVESTMENT RETURN(2)            7.01%(3) 12.57%    6.67%   11.89%     9.45%    11.96%     2.08%     7.14%     6.11%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                  -         -        -       .20%      .53%      .69%      .80%      .90%      .90%
  Ratio of net investment income
  to average net assets              7.79%(3)  7.66%    7.25%    7.19%     6.53%     6.13%     5.61%     5.68%     5.41%
  Decrease reflected in above
  expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)            1.50%(3)  1.50%    1.16%     .79%      .41%      .24%      .11%      .01%      ._
  Portfolio Turnover Rate           70.26%(4) 31.64%   23.48%   14.04%    12.32%    23.42%    12.21%    51.95%    35.47%
  Net Assets, end of year
  (000's omitted)....              $4,331   $13,019  $46,428  $85,066  $122,782  $148,765  $155,657  $145,444  $138,058

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                                 MINNESOTA SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                         Class B Shares    Class C Shares
                                                -----------------------------------  ---------------------
                                                         Year Ended APRIL 30,    Year Ended APRIL 30,
                                                -----------------------------------  ---------------------
PER SHARE DATA:                                       1993(1)    1994      1995          1996      1996(2)
                                                     -------   -------   -------        -------   -------
  Net asset value, beginning of year..                $14.86    $15.32   $14.74          $14.92    $14.96
                                                     -------   -------   -------        -------   -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                   .24      .78       .75             .74       .50
  Net realized and unrealized gain (loss)
  on investments......................                   .46     (.52)      .18             .09       .05
                                                     -------   -------   -------        -------   -------
  TOTAL FROM INVESTMENT OPERATIONS....                   .70      .26       .93             .83       .55
                                                     -------   -------   -------        -------   -------
  DISTRIBUTIONS:
  Dividends from investment income-net                  (.24)    (.78)     (.75)           (.74)     (.50)
  Dividends from net realized gain on investments         -      (.06)       -               -         -
                                                     -------   -------   -------        -------   -------
  TOTAL DISTRIBUTIONS.................                  (.24)    (.84)     (.75)           (.74)     (.50)
                                                     -------   -------   -------        -------   -------
  Net asset value, end of year........                $15.32   $14.74    $14.92          $15.01    $15.01
                                                     =======   =======   =======        =======   =======
TOTAL INVESTMENT RETURN(3)............              16.32%(4)    1.55%     6.57%            5.62%   5.15%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets            1.16%(4)    1.38%     1.44%            1.43%   1.42%(4)
  Ratio of net investment income to
  average net assets..................               4.83%(4)    4.91%     5.13%            4.87%   4.00%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to
the expense limitation provision of the
Management Agreement).................                  .14%(4)   .09%      .01%              ._        ._
  Portfolio Turnover Rate.............                23.42%    12.21%    51.95%            35.47%    35.47%
  Net Assets, end of year (000's omitted)            $4,633   $21,004   $23,217            $25,617  $373

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                       NORTH CAROLINA SERIES
                                   ----------------------------------------------------------------------------------------------
                                             CLASS A SHARES                          CLASS B SHARES              CLASS C SHARES
                                   ----------------------------------     ------------------------------------  -----------------
                                          YEAR ENDED APRIL 30,                     YEAR ENDED APRIL 30,       YEAR ENDED APRIL 30,
                                   ----------------------------------     ------------------------------------  -----------------
PER SHARE DATA:                     1992(1)    1993    1994     1995    1996    1993(2)   1994     1995   1 996        1996(3)
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
  Net asset value, beginning of year $12.00  $12.39  $13.40   $12.73  $12.72   $12.90   $13.39    $12.72 $12.71       $12.76
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
  INVESTMENT OPERATIONS:
  Investment income-net..               .62     .78     .74      .70     .67      .20      .66       .64    .60          .40
  Net realized and unrealized gain
  (loss) on investments..               .39    1.02    (.67)    (.01)    .19      .49     (.67)     (.01)   .19          .14
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
  TOTAL FROM INVESTMENT OPERATIONS.    1.01    1.80     .07      .69     .86      .69     (.01)      .63     .79         .54
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
 DISTRIBUTIONS:
  Dividends from investment
  income-net....................       (.62)   (.78)   (.74)    (.70)   (.67)    (.20)    (.66)    (.64)    (.60)       (.40)
  Dividends from net realized
  gain on investments.........          -      (.01)     -         -      -        -        -        -        -           -
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
  TOTAL DISTRIBUTIONS.............     (.62)   (.79)   (.74)    (.70)   (.67)    (.20)    (.66)    (.64)    (.60)       (.40)
                                    ------    ------  ------   ------  ------   ------   ------   ------  ------       ------
  Net asset value, end of year...... $12.39  $13.40  $12.73   $12.72   $12.91   $13.39  $12.72   $12.71   $12.90      $12.90
                                    =======   ======  ======   ======  ======   ======   ======   ======  ======       ======
TOTAL INVESTMENT RETURN(4).        11.36%(5)  14.97%    .29%    5.70%   6.79%  18.53%(5)  (.27%)   5.12%    6.25%       5.92%(5)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.................         -         .29%    .44%     .65%    .98%    .79%(5)  1.00%    1.18%    1.49%       1.73%(5)
  Ratio of net investment income
  to average net assets....         6.35%(5)   5.94%   5.38%    5.63%   5.11%   4.47%(5)  4.78%    5.08%    4.59%       4.31%(5)
  Decrease reflected in above
  expense ratios due to
  undertakings by The Dreyfus
  Corporation (limited to the
  expense limitation provision of
  the Management Agreement)........ 1.14%(5)    .76%    .50%     .31%    .02%     .56%(5)  .48%     .30%     .02%         ._
  Portfolio Turnover Rate..........15.01%(6)   5.76%  11.62%   12.02%  47.15%    5.76%   11.62%   12.02%   47.15%       47.15%
  Net Assets, end of year
(000's omitted)....                $26,387  $56,284 $68,074  $50,205 $47,042  $13,145  $38,968  $42,310  $42,668        $1

  (1)From August 1, 1991 (commencement of operations ) to April 30, 1992.
  (2)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (3)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (4)Exclusive of sales load.
  (5)Annualized.
  (6)Not annualized.

                                                                  OHIO SERIES
                                   -------------------------------------------------------------------------------------
                                                           Class A Shares
                                   -------------------------------------------------------------------------------------
                                                        Year Ended April 30,
                                    ------------------------------------------------------------------------------------
PER SHARE DATA:                      1988(1)   1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
Net asset value,
beginning of year...                 $14.50  $11.18   $11.66   $11.54    $12.00    $12.35    $13.09    $12.70    $12.62
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
INVESTMENT OPERATIONS:
Investment income-net                   .80     .89      .88      .86       .80       .77       .74       .73       .71
Net realized and unrealized gain
(loss) on investments                 (3.32)    .48     (.08)     .46       .36       .81      (.36)     (.05)      .14
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
TOTAL FROM INVESTMENT
OPERATIONS..........                  (2.52)   1.37      .80     1.32      1.16      1.58       .38       .68       .85
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
DISTRIBUTIONS:
Dividends from investment
income-net..........                   (.80)   (.89)    (.88)    (.86)     (.80)     (.77)     (.74)     (.73)     (.71)
Dividends from net realized
gain on investments.                    -        -      (.04)      -       (.01)     (.07)     (.03)     (.03)     (.18)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
TOTAL DISTRIBUTIONS.                   (.80)   (.89)    (.92)    (.86)     (.81)     (.84)     (.77)     (.76)     (.89)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
Net asset value, end of year         $11.18  $11.66   $11.54   $12.00    $12.35    $13.09    $12.70    $12.62    $12.58
                                    ========  ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)        (18.49%)(3) 12.72%    6.95%   11.84%     9.97%    13.24%     2.78%     5.63%     6.77%
RATIOS/SUPPLEMENTAL DATA:
Ratio of expenses to average
net assets..........                    -        -        -       .21%      .52%      .70%      .81%      .92%      .89%
Ratio of net investment
income to average net assets         7.79%(3)  7.57%    7.30%    7.20%     6.53%     6.03%     5.57%     5.84%     5.49%
Decrease reflected in above
expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)            1.50%(3)  1.50%    1.12%     .78%      .41%      .23%      .12%      .01%      ._
Portfolio Turnover Rate             11.10%(4) 14.49%   14.58%    3.00%     13.68%    6.08%     7.73%    39.53%    43.90%
Net Assets, end of year
(000's omitted).....                $8,043  $31,420  $92,864 $176,223  $243,074  $295,564  $293,706  $273,225  $257,639

(1)From May 28, 1987 (commencement of operations) to April 30, 1988.
(2)Exclusive of sales load.
(3)Annualized.
(4)Not annualized.

                                                                 OHIO SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                          Class B Shares                 Class C Shares
                                                -----------------------------------  ---------------------
                                                            Year Ended APRIL 30,       Year Ended APRIL 30,
                                                    ---------------------------------  -------------------
PER SHARE DATA:                                      1993(1)       1994        1995       1996    1996(2)
                                                     -------     -------     -------    -------   -------
  Net asset value, beginning of year..               $12.69      $13.09      $12.71     $12.63    $12.68
                                                     -------     -------     -------    -------   -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                  .20         .66         .66        .64       .43
  Net realized and unrealized gain (loss)
  on investments......................                  .40        (.35)       (.05)       .14       .09
                                                     -------     -------     -------    -------   -------
  TOTAL FROM INVESTMENT OPERATIONS....                  .60         .31         .61        .78       .52
                                                     -------     -------     -------    -------   -------
  DISTRIBUTIONS:
  Dividends from investment income-net                 (.20)       (.66)       (.66)      (.64)     (.43)
  Dividends from net realized gain on investments        -         (.03)       (.03)      (.18)     (.18)
                                                     -------     -------     -------    -------   -------
  TOTAL DISTRIBUTIONS.................                 (.20)       (.69)       (.69)      (.82)     (.61)
                                                     -------     -------    -------     -------  -------
  Net asset value, end of year........               $13.09      $12.71      $12.63     $12.59    $12.59
                                                     =======     =======     =======    =======   =======
TOTAL INVESTMENT RETURN(3)............                16.36%(4)    2.24%       5.06%      6.19%    5.66%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets              1.17%(4)    1.38%       1.44%      1.42%    1.63%(4)
  Ratio of net investment income to
  average net assets..................                 4.62%(4)    4.89%       5.29%      4.94%    4.66%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to
the expense limitation provision of the
Management Agreement).................                 .13%(4)      .10%        .01%       ._        ._
  Portfolio Turnover Rate.............                6.08%        7.73%      39.53%     43.90%    43.90%
  Net Assets, end of year (000's omitted)           $8,482      $27,657     $32,797    $40,476     $1

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                 PENNSYLVANIA SERIES
                                    -----------------------------------------------------------------------------------
                                                                   Class A Shares
                                    -----------------------------------------------------------------------------------
                                                                Year Ended April 30,
                                    -----------------------------------------------------------------------------------
PER SHARE DATA:                     1988(1)    1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..               $15.00   $14.23   $14.78   $14.68    $15.21    $15.73    $16.61    $16.01    $16.12
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net                .85     1.13     1.13     1.12      1.06      1.02       .95       .91       .87
  Net realized and unrealized gain
  (loss) on investments               (.77)     .55     (.08)     .55       .56       .99      (.57)      .11       .32
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                  .08     1.68     1.05     1.67      1.62      2.01       .38      1.02      1.19
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                 (.85)   (1.13)   (1.13)   (1.12)    (1.06)    (1.02)     (.95)     (.91)     (.87)
  Dividends from net realized gain
  on investments...                     -        -      (.02)    (.02)     (.04)     (.11)     (.03)        -      (.27)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                 (.85)   (1.13)   (1.15)   (1.14)    (1.10)    (1.13)     (.98)     (.91)    (1.14)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year      $14.23   $14.78   $14.68   $15.21    $15.73    $16.61    $16.01    $16.12    $16.17
                                    =======   =======  =======  =======   =======   =======   =======   =======   =======
TOTAL INVESTMENT RETURN(2)          .87%(3)   12.21%    7.20%   11.74%    10.97%    13.19%     2.17%     6.65%     7.46%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                   -        -       -        .22%      .56%      .69%      .81%      .92%      .92%
  Ratio of net investment income
  to average net assets            7.08%(3)    7.46%    7.38%    7.32%     6.75%     6.24%     5.61%     5.77%     5.28%
  Decrease reflected in above
  expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)          1.50%(3)    1.50%    1.24%     .79%      .41%      .25%      .12%      .01%       ._
  Portfolio Turnover Rate         67.48%(4)   25.10%   59.15%   25.74%    38.97%     8.64%     7.21%    55.19%    52.69%
  Net Assets, end of year
  (000's omitted)....               $2,870  $12,083  $51,418 $113,439  $158,437  $220,920  $235,619  $219,949  $216,802

  (1)From July 30, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                               PENNSYLVANIA SERIES (CONTINUED)
                                                 ----------------------------------------------------------
                                                         Class B Shares                  Class C Shares
                                                 -----------------------------------  ---------------------
                                                            Year Ended APRIL 30,       Year Ended APRIL 30,
                                                 ------------------------------------  --------------------
PER SHARE DATA:                                      1993(1)       1994        1995       1996    1996(2)
                                                     -------     -------     -------    -------   -------
  Net asset value, beginning of year..               $12.69      $13.09      $12.71     $12.63    $12.68
                                                     -------     -------     -------    -------   -------
  Net asset value, beginning of year..               $16.10      $16.60      $16.01     $16.11    $16.18
                                                     -------     -------     -------    -------   -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                  .26         .85         .83        .79       .53
  Net realized and unrealized gain (loss)
  on investments......................                  .50        (.56)        .10        .32       .25
                                                     -------     -------     -------    -------   -------
  TOTAL FROM INVESTMENT OPERATIONS....                  .76         .29         .93       1.11       .78
                                                     -------     -------     -------    -------   -------
  DISTRIBUTIONS:
  Dividends from investment income-net                 (.26)       (.85)       (.83)      (.79)     (.53)
  Dividends from net realized gain on investments        -         (.03)         -        (.27)     (.27)
                                                     -------     -------     -------    -------   -------
  TOTAL DISTRIBUTIONS.................                 (.26)       (.88)       (.83)     (1.06)     (.80)
                                                     -------     -------     -------    -------   -------
  Net asset value, end of year........               $16.60      $16.01      $16.11     $16.16    $16.16
                                                     =======     =======     =======    =======   =======
TOTAL INVESTMENT RETURN(3)............                16.39%(4)    1.65%       6.02%      6.92%  6.71%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets           1.14%(4)       1.38%       1.44%      1.43%  1.70%(4)
  Ratio of net investment income to
  average net assets..................              4.90%(4)       4.95%       5.22%      4.76%  4.46%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to
the expense limitation provision of the
Management Agreement).................               .15%(4)        .10%        .01%       ._        ._
  Portfolio Turnover Rate.............                 8.64%       7.21%      55.19%     52.69%    52.69%
  Net Assets, end of year (000's omitted)            $14,631    $59,057     $70,062    $72,610    $21

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                      TEXAS SERIES
                                    -----------------------------------------------------------------------------------
                                                                     Class A Shares
                                    -----------------------------------------------------------------------------------
                                                                   Year Ended April 30,
                                    -----------------------------------------------------------------------------------
PER SHARE DATA:                     1988(1)    1989     1990     1991      1992      1993      1994      1995      1996
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value,
  beginning of year..               $15.50   $17.89   $18.64   $18.58    $19.25    $19.89    $21.23    $20.41    $20.69
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  INVESTMENT OPERATIONS:
  Investment income-net               1.33     1.45  1.44        1.40      1.36      1.29      1.25      1.22      1.20
  Net realized and unrealized gain
  (loss) on investments               2.39      .75     (.05)     .67       .69      1.37      (.66)      .28       .45
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL FROM INVESTMENT
  OPERATIONS.........                 3.72     2.20     1.39     2.07      2.05      2.66       .59      1.50      1.65
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net.........                (1.33)   (1.45)   (1.44)   (1.40)    (1.36)    (1.29)    (1.25)    (1.22)    (1.20)
  Dividends from net realized gain
  on investments.....                   -        -      (.01)      -       (.05)     (.03)     (.13)       -       (.30)
  Dividends in excess of net realized
  gain on investments                   -        -        -        -         -         -       (.03)       -         -
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  TOTAL DISTRIBUTIONS                (1.33)   (1.45)   (1.45)   (1.40)    (1.41)    (1.32)     (1.41)   (1.22)    (1.50)
                                    -------   ------   ------   ------    ------    ------    ------    ------    ------
  Net asset value, end of year      $17.89   $18.64   $18.58   $19.25    $19.89    $21.23    $20.41    $20.69    $20.84
                                    =======   ======   ======   ======    ======    ======    ======    ======    ======
TOTAL INVESTMENT RETURN(2)        26.23%(3)   12.79%    7.55%   11.54%    10.97%    13.80%      2.62%    7.63%     8.06%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.........                   -       -         -        -        .15%      .36%      .39%      .37%      .37%
  Ratio of net investment income to
  average net assets.              7.94%(3)    7.90%    7.50%    7.29%     6.78%     6.18%     5.78%     6.01%     5.64%
  Decrease reflected in above
  expense ratios due to
undertakings by The Dreyfus
Corporation (limited to the
expense limitation provision of
the Management Agreement)          1.50%(3)    1.50%    1.50%    1.27%      .88%      .62%      .55%      .55%      .55%
  Portfolio Turnover Rate         47.85%(4)    6.84%    2.62%    1.95%     7.49%    14.94%     9.68%    38.68%    49.24%
  Net Assets, end of year
  (000's omitted)....            $1,553      $2,902   $5,642  $15,139   $37,208   $72,037   $76,277   $68,103   $62,864

  (1)From May 28, 1987 (commencement of operations) to April 30, 1988.
  (2)Exclusive of sales load.
  (3)Annualized.
  (4)Not annualized.

                                                                    TEXAS SERIES (CONTINUED)
                                                -----------------------------------------------------------
                                                           Class B Shares                Class C Shares
                                                -----------------------------------  ---------------------
                                                         Year Ended APRIL 30,           Year Ended APRIL 30,
                                                    ---------------------------------  -------------------
PER SHARE DATA:                                      1993(1)       1994        1995       1996    1996(2)
                                                     -------     -------     -------    -------   -------
  Net asset value, beginning of year..               $20.52      $21.23      $20.41     $20.69    $20.78
                                                     -------     -------     -------    -------   -------
  INVESTMENT OPERATIONS:
  Investment income-net...............                  .33        1.13        1.10       1.09       .73
  Net realized and unrealized gain (loss)
  on investments......................                  .71        (.66)        .28        .45       .35
                                                     -------     -------     -------    -------   -------
  TOTAL FROM INVESTMENT OPERATIONS....                 1.04         .47        1.38       1.54      1.08
                                                     -------     -------     -------    -------   -------
  DISTRIBUTIONS:
  Dividends from investment income-net                 (.33)      (1.13)      (1.10)     (1.09)     (.73)
  Dividends from net realized gain on investments        -         (.13)         -        (.30)     (.30)
  Dividends in excess of net realized gain
  on investments......................                   -         (.03)         -          -         -
                                                     -------     -------     -------    -------   -------
  TOTAL DISTRIBUTIONS.................                 (.33)      (1.29)      (1.10)     (1.39)    (1.03)
                                                     -------     -------     -------    -------   -------
  Net asset value, end of year........               $21.23      $20.41      $20.69     $20.84    $20.83
                                                     =======     =======     =======    =======   =======
TOTAL INVESTMENT RETURN(3)............             17.60%(4)       2.05%       7.05%      7.51%  7.29%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets            .82%(4)        .94%        .89%       .88%  1.18%(4)
  Ratio of net investment income to
  average net assets..................              4.81%(4)       5.15%       5.46%      5.13   4.77%(4)
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation (limited to
the expense limitation provision of the
Management Agreement).................               .49%(4)        .54%        .55%       .55%   .58%(4)
  Portfolio Turnover Rate.............             14.94%          9.68%      38.68%     49.24%    49.24%
  Net Assets, end of year (000's omitted)         $6,373        $15,878     $16,818    $17,461    $1

  (1)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (2)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (3)Exclusive of sales load.
  (4)Annualized.

                                                                VIRGINIA SERIES
                                       ------------------------------------------------------------------------------------------
                                              CLASS A SHARES                   CLASS B SHARES                   CLASS C SHARES
                                  -----------------------------------    -------------------------------      -------------------
                                           YEAR ENDED APRIL 30,               YEAR ENDED APRIL 30,           YEAR ENDED APRIL 30,
                                  -----------------------------------    -------------------------------      -------------------
PER SHARE DATA:                    1992(1)    1993     1994     1995     1996   1993(2)   1994     1995   1996       1996(3)
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  Net asset value,
  beginning of year.               $15.00   $15.50   $16.80   $16.02   $16.03  $16.25   $16.80   $16.02   $16.03      $16.17
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  INVESTMENT OPERATIONS:
  Investment income-net.....          .78     1.00      .97      .94      .93     .26      .88      .85      .84         .57
  Net realized and unrealized gain
   (loss) on investments..            .50     1.31     (.75)     .04      .24     .55     (.75)     .04      .24         .09
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  TOTAL FROM INVESTMENT OPERATIONS   1.28     2.31      .22      .98     1.17     .81      .13      .89     1.08         .66
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  DISTRIBUTIONS:
  Dividends from investment
  income-net....................     (.78)   (1.00)    (.97)    (.94)    (.93)   (.26)    (.88)    (.85)    (.84)       (.57)
  Dividends from net realized
   gain on investments.........        -      (.01)    (.01)    (.03)      -       -      (.01)      -        -           -
  Dividends in excess of net
  realized gain on investments.        -        -      (.02)      -        -       -      (.02)    (.03)      -           -
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  TOTAL DISTRIBUTIONS.......        (.78)    (1.01)   (1.00)    (.97)    (.93)  (.26)     (.91)    (.88)    (.84)       (.57)
                                    ------   ------   ------   ------   ------  ------   ------   ------  ------      ------
  Net asset value, end of year.... $15.50   $16.80   $16.02   $16.03   $16.27  $16.80   $16.02   $16.03   $16.27      $16.26
                                   =======  =======  =======  =======  ======= =======  =======  =======  =======     =======
TOTAL INVESTMENT RETURN(4)....   11.54%(5)  15.32%     1.10%    6.39%    7.32% 17.22%(5)   .54%    5.83%    6.77%    5.64%(5)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average
  net assets.................          -       .27%     .46%     .39%     .50%   .83%(5)  1.01%     .90%    1.01%    1.21%(5)
  Ratio of net investment income
  to average net assets....       6.42%(5)    6.02%    5.64%    5.93%    5.58%  4.62%(5)  5.02%    5.40%    5.06%    4.55%(5)
  Decrease reflected in above
  expense ratios due to undertakings
   by The Dreyfus Corporation
  (limited to the expense
  limitation provision of the
  Management Agreement)...        1.22%(5)     .76%     .55%     .55%     .55%   .54%(5)   .54%     .55%     .55%     .52%(5)
  Portfolio Turnover Rate.....    5.96%(6)    9.32%   30.69%   21.60%   50.06%  9.32%    30.69%   21.60%   50.06%      50.06%
  Net Assets, end of year
   (000's omitted).....           $23,096  $55,627  $65,279  $62,428  $61,149  $8,402. $25,254  $28,813  $33,120     $166

  (1)From August 1, 1991 (commencement of operations) to April 30, 1992.
  (2)From January 15, 1993 (commencement of initial offering of Class B shares) to April 30, 1993.
  (3)From August 15, 1995 (commencement of initial offering of Class C shares) to April 30, 1996.
  (4)Exclusive of sales load.
  (5)Annualized.
  (6)Not annualized.

     Further information about each Series' performance is contained in the Fund's annual report, which may be obtained without charge by writing to the address or calling the number set forth on the cover page of this Prospectus.

ALTERNATIVE PURCHASE METHODS

     The Fund offers you three methods of purchasing each Series' shares; you may choose the Class of shares that best suits your needs, given the amount of your purchase, the length of time you expect to hold your shares and any other relevant circumstances. Each Series' share represents an identical pro rata interest in the Series' investment portfolio.

     As to each Series, Class A shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of purchase. The initial sales charge may be reduced or waived for certain purchases. See "How to Buy Shares Class A Shares." These shares are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class A. See "Distribution Plan and Shareholder Services Plan Shareholder Services Plan."

     As to each Series, Class B shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Fund. Class B shares are subject to a maximum 3% contingent deferred sales charge ("CDSC"), which is assessed only if you redeem Class B shares within the first five years of their purchase. See "How to Buy Shares - Class B Shares" and "How to Redeem Shares - Contingent Deferred Sales Charge _ Class B Shares." These shares also are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class B. In addition, Class B shares are subject to an annual distribution fee at the rate of .50 of 1% of the value of the average daily net assets of Class B. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class B will cause such Class to have a higher expense ratio and to pay lower dividends than Class A. Approximately six years after the date of purchase, Class B shares of a Series automatically will convert to Class A shares of such Series, based on the relative net asset values for shares of each such Class, and will no longer be subject to the distribution fee. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

     As to each Series, Class C shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Series. Class C shares are subject to a 1% CDSC, which is assessed only if you redeem Class C shares within one year of purchase. See "How to Buy Shares -- Class C Shares" and "How to Redeem Shares -- Contingent Deferred Sales Charge -- Class C Shares." These shares also are subject to an annual service fee at the rate of .25 of 1%, and an annual distribution fee at the rate of .75 of 1%, of the value of the average daily net assets of Class C. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class C will cause such Class to have a higher expense ratio and to pay lower dividends than Class A.

     The decision as to which Class of shares is more beneficial to you depends on the amount and the intended length of your investment. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated distribution fee and CDSC, if any, on Class B or Class C shares would be less than the initial sales charge on Class A shares purchased at the same time, and to what extent, if any, such differential would be offset by the return of Class A. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution fees on Class B or Class C shares may exceed the initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with long-term investment outlooks. Generally, Class A shares may be more appropriate for investors who invest $1,000,000 or more in Fund shares, and for investors who invest between $250,000 and $999,999 in Fund shares with long-term investment outlooks. Class A shares will not be appropriate for investors who invest less than $50,000 in Fund shares.

                            DESCRIPTION OF THE FUND
       GENERAL

     The Fund is a "series fund," which is a mutual fund divided into separate portfolios. Each portfolio is treated as a separate entity for certain matters under the Investment Company Act of 1940, as amended (the "1940 Act"), and for other purposes, and a shareholder of one Series is not deemed to be a shareholder of any other Series. As described below, for certain matters Fund shareholders vote together as a group; as to others they vote separately by Series. When used herein, the term "State" refers to the State after which a Series is named.

        INVESTMENT OBJECTIVE

     The Fund's investment objective is to maximize current income exempt from Federal income tax and, where applicable, from State income taxes for residents of the States of Connecticut, Florida, Georgia, Maryland, Massachusetts, Michigan, Minnesota, North Carolina, Ohio, Pennsylvania, Texas and Virginia, without undue risk. To accomplish the Fund's investment objective, each Series invests primarily in the debt securities of the State after which it is named, such State's political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and such State's personal income taxes (collectively, "State Municipal Obligations" or when the context so requires, "Connecticut Municipal Obligations," "Florida Municipal Obligations," "Georgia Municipal Obligations," "Maryland Municipal Obligations," etc.). To the extent acceptable State Municipal Obligations are at any time unavailable for investment, such Series will invest temporarily in other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. Each Series' investment objective cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of such Series' outstanding voting shares. There can be no assurance that the Series' investment objective will be achieved.

        MUNICIPAL OBLIGATIONS

     Debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations") generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the Municipal Obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Obligation and purchased and sold separately.

    MANAGEMENT POLICIES

     It is a fundamental policy of the Fund that at least 80% of the value of each Series' net assets (except when maintaining a temporary defensive position) will be invested in Municipal Obligations and at least 65% of the value of each Series' net assets (except when maintaining a temporary defensive position) will be invested in bonds, debentures and other debt instruments. At least 65% of the value of each Series' net assets will be invested in Municipal Obligations issued by issuers in such State, as defined above, and the remainder may be invested in securities that are not State Municipal Obligations and therefore may be subject to State income taxes. See "Investment Considerations and Risks _ Investing in State Municipal Obligations" below, and "Dividends, Distributions and Taxes."

     At least 70% of the value of each Series' net assets must consist of Municipal Obligations which, in the case of bonds, are rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("S&P"), or Fitch Investors Service, L.P. ("Fitch"). Each Series may invest up to 30% of the value of its net assets in Municipal Obligations which, in the case of bonds, are rated lower than Baa by Moody's and BBB by S&P and Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. Each Series may invest in short-term Municipal Obligations which are rated in the two highest rating categories by Moody's, S&P or Fitch. See "Appendix B" in the Statement of Additional Information. Municipal Obligations rated Baa by Moody's or BBB by S&P or Fitch are considered investment grade obligations; those rated Baa by Moody's are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics while those rated BBB by S&P and Fitch are regarded as having an adequate capacity to pay principal and interest. Investments rated Ba or lower by Moody's and BB or lower by S&P and Fitch ordinarily provide higher yields but involve greater risk because of their speculative characteristics. Each Series may invest in Municipal Obligations rated C by Moody's or D by S&P or Fitch, which is the lowest rating assigned by such rating organizations and indicates that the Municipal Obligation is in default and interest and/or repayment of principal is in arrears. See "Investment Considerations and Risks _ Lower Rated Bonds" below for a further discussion of certain risks. Each Series also may invest in securities which, while not rated, are determined by The Dreyfus Corporation to be of comparable quality to the rated securities in which the Series may invest; for purposes of the 70% requirement described in this paragraph, such unrated securities shall be deemed to have the rating so determined. Each Series also may invest in Taxable Investments of the quality described under "Appendix-Certain Portfolio Securities-Taxable Investments." Under normal market conditions, the weighted average maturity of each Series' portfolio is expected to exceed ten years.

     From time to time, a Series may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. Each Series may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective.

     Each Series' annual portfolio turnover rate is not expected to exceed 100%. Each Series may engage in various investment techniques, such as options and futures transactions, lending portfolio securities and short-selling. Use of certain of these techniques may give rise to taxable income. For a discussion of the investment techniques and their related risks, see "Investment Considerations and Risks," "Appendix-Investment Techniques" and "Dividends, Distributions and Taxes" below and "Investment Objective and Management Policies _ Management Policies" in the Statement of Additional Information.

    INVESTMENT CONSIDERATIONS AND RISKS

     GENERAL -- Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by each Series of the Fund, such as those with interest rates that fluctuate directly or indirectly based upon multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to hold the security. Each Series' net asset value generally will not be stable and should fluctuate based upon changes in the value of the Fund's portfolio securities. Securities in which the Series invests may earn a higher level of current income than certain shorter-term or higher quality securities which generally have greater liquidity, less market risk and less fluctuation in market value.

     INVESTING IN STATE MUNICIPAL OBLIGATIONS -- You should consider carefully the special risks inherent in the purchase of shares of each Series resulting from its purchase of the respective State's Municipal Obligations. Certain of the States have experienced financial difficulties, the recurrence of which could result in defaults or declines in the market values of various Municipal Obligations in which such Series invests. If there should be a default or other financial crisis relating to a State or an agency or municipality thereof, the market value and marketability of outstanding State Municipal Obligations in a Series' portfolio and the interest income to the Series could be adversely affected. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

     CONNECTICUT SERIES -- Connecticut's economy relies in part on activities that may be adversely affected by cyclical change, and recent declines in defense spending have had a significant impact on unemployment levels. Although the State recorded General Fund surpluses in the fiscal years 1985 through 1987, and 1992 through 1995, Connecticut reported deficits from its General Fund operations for the fiscal years 1988 through 1991. Together with the deficit carried forward from the State's 1990 fiscal year, the total General Fund deficit for the 1991 fiscal year was $965.7 million. The total deficit was funded by the issuance of General Obligation Economic Recovery Notes. Moreover, as of June 30, 1995, the General Fund had a cumulative deficit under GAAP of $576.9 million. As a result of the recurring budgetary problems, S&P downgraded the State's general obligation bonds from AA+ to AA in April 1990 and to AA- in September 1991. Fitch downgraded the State's general obligation bonds from AA+ to AA in March 1995. Moody's currently rates Connecticut's bonds Aa.

     FLORIDA SERIES -- The Florida Constitution and Statutes mandate that the State budget as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Florida's Constitution permits issuance of Florida Municipal Obligations pledging the full faith and credit of the State, with a vote of the electors, to finance or refinance fixed capital outlay projects authorized by the Legislature, provided that the outstanding principal does not exceed 50% of the total tax revenues of the State for the two preceding years. Florida's Constitution also provides that the Legislature shall appropriate monies sufficient to pay debt service on State bonds pledging the full faith and credit of the State as the same becomes due. All State tax revenues, other than trust funds dedicated by Florida's Constitution for other purposes, would be available for such an appropriation, if required. Revenue bonds may be issued by the State or its agencies without a vote of Florida's electors only to finance or refinance the cost of State fixed capital outlay projects which may be payable solely from funds derived directly from sources other than State tax revenues. Fiscal year 1994-95 total General Revenue and Working Capital Funds available are estimated to have been $15.635 billion, which resulted in estimated unencumbered reserves of $319.5 million at the end of fiscal 1994-95. The General Revenue and Working Capital Funds ended the 1993-94 fiscal year with unencumbered reserves of $351.8 million.

     GEORGIA SERIES -- Georgia's Constitution limits appropriation of funds for any given fiscal year to the sum of the amount of unappropriated surplus expected to have accrued at the beginning of the fiscal year and the amount not greater than the total receipts anticipated, less refunds, as estimated. The State Constitution provides for supplementary appropriations in accordance with its provisions as well. Georgia's economy grew rapidly in the 1980's resulting in a general fund reserve. As a result of a slowdown in the State's economy in the early 1990's, the general fund reserve was effectively eliminated. Beginning in fiscal 1993, however, revenues once again began to exceed appropriations. The State's revenue shortfall reserve at the end of fiscal 1995 was approximately $288 million. Revenues are estimated to slightly exceed expenditures for fiscal 1996.

     MARYLAND SERIES -- The public indebtedness of the State of Maryland and its instrumentalities is divided into three basic types: general obligation bonds for capital improvements and for various State-sponsored projects to the payment of which the State ad valorem property tax is exclusively pledged; limited, special obligation bonds issued by the Maryland Department of Transportation for transportation purposes, payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use; and obligations issued by certain authorities payable solely from specific non-tax, enterprise fund revenues for which the State has no liability and has given no moral obligation assurance.

     Since at least the end of the Civil War, the State has paid the principal of and interest on its general obligation bonds when due. There is no general debt limit imposed by the State Constitution or public general laws, but the Constitution does require the annual operating budget to be in balance with estimated revenues. When the fiscal year 1996 budget was enacted, it was estimated that the General Fund surplus on a budgetary basis at June 30, 1996, would be approximately $7.8 million. As of February, 1996, it was estimated that the General Fund surplus on a budgetary basis at June 30, 1996, will be $1 million. When the 1997 budget was submitted by the Governor to the General Assembly, it was estimated that the General Fund surplus on a budgetary basis at June 30, 1997 would be approximately $500 thousand, and that the balance in the Revenue Stabilization Account of the State Reserve Fund would be $538 million.

     MASSACHUSETTS SERIES -- Massachusetts' economic and fiscal difficulties of recent years appear to have abated. While the Commonwealth's expenditures for state programs and services in each of the fiscal years 1987 through 1991 exceeded each year's current revenues, Massachusetts ended each of the fiscal years 1991 through 1996 with a positive fiscal balance in its general operating funds.

     MICHIGAN SERIES -- Michigan's economy has been undergoing certain basic changes in its underlying structure. These changes reflect a diversifying economy which is less reliant on the automobile industry. As a result, it is anticipated that the State's economy in the future will be less susceptible to cyclical swings and more resilient when national downturns occur. The principal sectors of Michigan's diversifying economy are manufacturing of durable goods (including automobile and office equipment manufacturing), tourism and agriculture. Michigan's unemployment rate averaged 9.9% in 1985 and averaged 5.3% in 1995.

     Michigan's Annual Financial Reports for the fiscal years ended September 30, 1987, 1988 and 1989 showed positive balances in the State's general cash position representing an improvement from the negative cash position of 1982. Michigan ended fiscal years 1989-90 and 1990-91 with negative balances of $310 million and $169 million, respectively. This cumulative deficit was eliminated as of the fiscal year ended September 30, 1992. Michigan ended fiscal years 1992-93, 1993-94 and 1994 -95 with surpluses of approximately $308 million, $460 million and 67.4 million respectively.

     MINNESOTA SERIES -- The structure of Minnesota's economy parallels the structure of the United States' economy as a whole when viewed at a highly aggregated level of detail. Diversity and a significant natural resource base are two important characteristics of the State's economy. However, the State of Minnesota experienced financial difficulties in the early 1980s because of a downturn in the State's economy resulting from the national recession. More recently, real growth has been equal to or greater than national growth.

     There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of the Minnesota Municipal Obligations or the ability of the issuer thereof to pay interest or principal thereon. NORTH CAROLINA SERIES -- The economic profile of the State of North Carolina consists of a combination of agriculture, industry and tourism, with agriculture as the basic element in the economy. Tobacco production is the leading source of agricultural income in the State, accounting for 20% of gross agricultural income. The poultry and pork industries also are significant sources of gross agricultural income.

     The North Carolina Constitution requires a balanced budget. While North Carolina's Governor lacks the power to veto budget or other legislative actions, the Governor does have the power as ex office Director of the Budget, after first making adequate provision for the prompt payment of the principal of and interest on bonds and notes of the State according to their terms, to reduce all appropriations for a particular fiscal period on a pro rata basis to prevent an overdraft or deficit for such fiscal period. The Governor also may take less drastic action to reduce expenditures to maintain a balanced budget before the need for across the board appropriations reductions arises.

     OHIO SERIES -- Nonmanufacturing industries now employ more than 78.9% of all payroll employees in Ohio. However, due to the continued importance of manufacturing industries (including auto-related manufacturing), economic activity in Ohio tends to be more cyclical than in some other states and in the nation as a whole. Although Ohio's economy has improved since the 1980-82 national recession, the State experienced an economic slow-down during its 1990-91 fiscal year, consistent with national economic conditions during that period. For Ohio's fiscal year ended June 30, 1996, the Ohio Office of Budget and Management reported positive $781.3 million and $1,138.5 million ending fund and cash balances, respectively. Each of the foregoing factors could have an effect on the market for issuers generally or may have the effect of impairing the ability of issuers to pay interest on, or repay principal of, Ohio Municipal Obligations.

     PENNSYLVANIA SERIES -- Pennsylvania has been historically identified as a heavy industry state although that reputation has recently changed as the coal, steel and railroad industries declined. A more diversified economy has developed in Pennsylvania as a long-term shift in jobs, investment and workers away from the northeast part of the nation took place. The major new sources of growth are in the service sector, including trade, medical and health services, education and financial institutions. Pennsylvania is highly urbanized, with approximately 50% of the Commonwealth's total population contained in the metropolitan areas which include the cities of Philadelphia and Pittsburgh. The Commonwealth's adopted fiscal 1996-97 General Fund budget provided for no new taxes. As of June 30, 1996, the General Fund had a surplus of $69.8 million or 0.4% above the official estimate for the prior fiscal year.

     TEXAS SERIES -- Economically and financially the State of Texas suffered during the 1980s significant damage from the continued depressed price of oil and gas and the overbuilding in the real estate market. The decline in oil prices, particularly since 1986, and the recession that followed have had a severe effect on the Texas banking and savings and loan industries, resulting in a number of closings among banks and savings and loans through the early 1990s. In recent years, the State's overall financial situation has improved significantly, as Texas' economic growth has been outpacing that of the United States as a whole. In fiscal years 1991, 1992, 1993, 1994 and 1995, Texas' General Revenue Fund ended with cash surpluses of $1.005 billion, $615 million, $1.630 billion, $2.225 billion and $2.101 billion, respectively.

     VIRGINIA SERIES -- Because of Northern Virginia, with its proximity to Washington, D.C., and Hampton Roads, which has the nation's largest concentration of military installations, the Federal government has a greater impact on Virginia relative to its size than any states other than Alaska and Hawaii. Virginia's economy has continued to grow over the last decade, and while per capita income has grown both faster and slower than the U.S. average from year to year during that period, per capita income continues to be above the national average. Virginia's unreserved General Fund balances have continued to grow in recent years from a low in 1991. The Virginia Constitution requires a balanced budget and, since 1993, the funding of a Revenue Stabilization Fund. Current debt levels are well below limits established by the Constitution.

     INVESTING IN MUNICIPAL OBLIGATIONS -- Each Series may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, each Series may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Series may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Series and thus reduce the available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in a Series. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

     ZERO COUPON SECURITIES -- Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company, and avoid liability for Federal income taxes, a Series may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securi under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

     LOWER RATED BONDS -- Each Series may invest up to 30% of its net assets in higher yielding (and, therefore, higher risk) debt securities, such as those rated Ba by Moody's or BB by S&P or Fitch or as low as the lowest rating assigned by Moody's, S&P or Fitch. They generally are not meant for short-term investing and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. The retail secondary market for these securities may be less liquid than that of higher rated securities; adverse market conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Series' net asset value. See "Appendix _ Certain Portfolio Securities _ Ratings."

     USE OF DERIVATIVES _ Each Series may invest, to a limited extent, in derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. The Derivatives the Series may use include options and futures. While Derivatives can be used effectively in furtherance of a Series, investment objective, under certain market conditions, they can increase the volatility of the Series' net asset value, can decrease the liquidity of the Series' portfolio and make more difficult the accurate pricing of the Series' portfolio. See "Appendix-Investment Techniques-Use of Derivatives" below and "Investment Objective and Management Policies-Management Policies-Derivatives" in the Statement of Additional Information.

     NON-DIVERSIFIED STATUS -- The classification of the Fund as a "non-diversified" investment company means that the proportion of each Series' assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of a Series' assets may be invested in the securities of a limited number of issuers, the Series' portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter the Series may not have more than 25% of its total assets invested in anyone issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

     SIMULTANEOUS INVESTMENTS -- Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

MANAGEMENT OF THE FUND

     INVESTMENT ADVISER -- The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of June 28, 1996, The Dreyfus Corporation managed or administered approximately $79 billion in assets for more than 1.7 million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Fund, subject to the authority of the Fund's Board in accordance with Massachusetts law. The primary portfolio manager for each of the Florida Series and the Georgia Series is Stephen C. Kris, who has held that position since February 1996 with respect to the Florida Series and September 1992 with respect to the Georgia Series, and has been employed by The Dreyfus Corporation since February 1988. The primary portfolio manager for each of the Connecticut Series, the Massachusetts Series, the North Carolina Series and the Virginia Series is Samuel J. Weinstock, who has held that position with respect to the Connecticut Series and the Massachusetts Series since August 1987 and with respect to the North Carolina Series and Virginia Series since August 1991, and has been employed by The Dreyfus Corporation since March 1987. The primary portfolio manager for each of the Maryland Series, the Pennsylvania Series and the Texas Series is Douglas J. Gaylor, who has held that position since January 1996 and has been employed by The Dreyfus Corporation since January 1996. Prior to joining The Dreyfus Corporation, Mr. Gaylor was a Municipal Portfolio Manager at PNC Bank since 1993 and from 1989 to September 1993 was a Municipal Portfolio Manager at Wilmington Trust Company. The primary portfolio manager for each of the Michigan Series, the Minnesota Series and the Ohio Series is Joseph P. Darcy, who has held that position and has been employed by The Dreyfus Corporation since May 1994. For more than five years prior to joining The Dreyfus Corporation, Mr. Darcy was a Vice President and Portfolio Manager for Merrill Lynch Asset Management. The Fund's other portfolio managers are identified in the Statement of Additional Information. The Dreyfus Corporation also provides research services for the Fund and for other funds advised by The Dreyfus Corporation through a professional staff of portfolio managers and securities analysts.

     Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $237 billion in assets as of March 31, 1996, including approximately $83 billion in proprietary mutual fund assets. As of March 31, 1996, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $886 billion in assets including approximately $61 billion in mutual fund assets.

     Under the terms of the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of .55 of 1% of the value of each Series' average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Series which would have the effect of lowering the expense ratio of that Series and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     For the fiscal year ended April 30, 1996, the Fund paid The Dreyfus Corporation a management fee at the effective annual rate set forth below with respect to each Series pursuant to undertakings in effect:

                                                     EFFECTIVE ANNUAL RATE
                                                      AS A PERCENTAGE OF
                     SERIES                        AVERAGE DAILY NET ASSETS
                    --------------------         --------------------------
                     Connecticut                          .55 of 1%
                     Florida                              .55 of 1%
                     Georgia                              .35 of 1%
                     Maryland                             .55 of 1%
                     Massachusetts                        .55 of 1%
                     Michigan                             .55 of 1%
                     Minnesota                            .55 of 1%
                     North Carolina                       .53 of 1%
                     Ohio                                 .55 of 1%
                     Pennsylvania                         .55 of 1%
                     Texas                                .0
                     Virginia                             .0

     In allocating brokerage transactions for the Fund, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for the Fund. See "Portfolio Transactions" in the Statement of Additional Information.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.

     DISTRIBUTOR -- The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor' ultimate parent is Boston Institutional Group, Inc.

     TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN -- Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

HOW TO BUY SHARES

     GENERAL -- Class A shares, Class B shares and Class C shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents"), except that full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

     When purchasing Fund shares, you must specify which Class is being purchased. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. The Fund reserves the right to reject any purchase order.

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees which would be in addition to any amounts which might be received under the Distribution Plan or Shareholder Services Plan. You should consult your Service Agent in this regard.

     The minimum initial investment is $1,000. Subsequent investments must be at least $100. The initial investment must be accompanied by the Account Application. The Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

     You may purchase Fund shares by check or wire, or through the TELETRANSFER Privilege described below. Checks should be made payable to "Premier State Municipal Bond Fund," and should specify the Series in which you are investing. Payments to open new accounts which are mailed should be sent to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587, together with your Account Application indicating which Class of shares is being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. Neither initial nor subsequent investments should be made by third party check.

     Wire payments may be made if your bank account is in a commercial bank that is a member of the Federal Reserve System or in any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York as shown below, for purchase of Fund shares in your name:

   DDA #8900119489/Premier State Municipal Bond Fund/Connecticut Series DDA #8900119381/Premier State Municipal Bond Fund/Florida Series
   DDA #8900117087/Premier State Municipal Bond Fund/Georgia Series
   DDA #8900119403/Premier State Municipal Bond Fund/Maryland Series
   DDA #8900119470/Premier State Municipal Bond Fund/Massachusetts Series DDA #8900119411/Premier State Municipal Bond Fund/Michigan Series
   DDA #8900119438/Premier State Municipal Bond Fund/Minnesota Series
   DDA #8900208635/Premier State Municipal Bond Fund/North Carolina Series DDA #8900119446/Premier State Municipal Bond Fund/Ohio Series
   DDA #8900119454/Premier State Municipal Bond Fund/Pennsylvania Series DDA #8900119462/Premier State Municipal Bond Fund/Texas Series
   DDA #8900208678/Premier State Municipal Bond Fund/Virginia Series

     The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset BuilderRegistration Mark and the Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

     Each Series' shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently, 4:00 p.m., New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the net assets of each Series represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. Each Series' investments are valued by an independent pricing service approved by the Fund's Board and are valued at fair value as determined by the pricing service. The pricing service's procedures are reviewed under the general supervision of the Fund's Board. For further information regarding the methods employed in valuing the Series' investments, see "Determination of Net Asset Value" in the Statement of Additional Information.

     If an order is received by the Transfer Agent by the close of trading on the floor of the New York Stock Exchange (currently, 4:00 p.m., New York time) on any business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

     Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on a business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealers' responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be cancelled and the institution could be held liable for resulting fees and/or losses.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

                CLASS A SHARES -- The public offering price for Class A shares is the net asset value per share of that Class plus a sales load as shown below:

                                                       SALES LOAD
                                           -----------------------------------------
                                                 AS A % OF            AS A % OF             DEALERS' REALLOWANCE
                                              OFFERING PRICE       NET ASSET VALUE                AS A % OF
        AMOUNT OF TRANSACTION                   PER SHARE             PER SHARE                OFFERING PRICE
        ---------------------------         ----------------      -----------------       ------------------------
        Less than $50,000......                   4.50                    4.70                      4.25
        $50,000 to less than $100,000             4.00                    4.20                      3.75
        $100,000 to less than $250,000            3.00                    3.10                      2.75
        $250,000 to less than $500,000            2.50                    2.60                      2.25
        $500,000 to less than $1,000,000          2.00                    2.00                      1.75
        $1,000,000 or more.....                   -0-                      -0-                       -0-

     A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The terms contained in the section of the Prospectus entitled "How to Redeem Shares -- Contingent Deferred Sales Charge" (other than the amount of the CDSC and time periods) are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

     Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of Fund shares) may purchase Class A shares for themselves, directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children at net asset value, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing.

     Class A shares also may be purchased at net asset value without a sales load through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, through a broker-dealer or other financial institution with the proceeds from the redemption of shares of a registered open-end management investment company not managed by The Dreyfus Corporation or its affiliates. The purchase of Class A shares of the Fund must be made within 60 days of such redemption and the shareholder must have either (i) paid an initial sales charge or a contingent deferred sales charge or (ii) been obligated to pay at any time during the holding period, but did not actually pay on redemption, a deferred sales charge with respect to such redeemed shares.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c) (3) of the Internal Revenue Code of 1986, as amended (the "Code") investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

     The dealer reallowance may be changed from time to time but will remain the same for all dealers. The Distributor, at its expense, may provide additional promotional incentives to dealers that sell shares of funds advised by The Dreyfus Corporation which are sold with a sales load, such as Class A shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

     CLASS B SHARES -- The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described under "How to Redeem Shares." The Distributor compensates certain Service Agents for selling Class B and Class C shares at the time of purchase from the Distributor's own assets. The proceeds of the CDSC and the distribution fee, in part, are used to defray these expenses.

     CLASS C SHARES -- The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Class B Shares" above and "How to Redeem Shares."

     RIGHT OF ACCUMULATION -- CLASS A SHARES -- Reduced sales loads apply to any purchase of Class A shares, shares of other funds in the Premier Family of Funds, shares of certain other funds advised by The Dreyfus Corporation which are sold with a sales load and shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), by you and any related "purchaser" as defined in the Statement of Additional Information, where the aggregate investment, including such purchase, is $50,000 or more. If, for example, you previously purchased and still hold Class A shares of the Fund, or of any other Eligible Fund or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A shares of the Fund or an Eligible Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4% of the offering price. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

     To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

     TELETRANSFER PRIVILEGE -- You may purchase Fund shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard.

    FUND EXCHANGES

     You may purchase, in exchange for a Class of a Series, shares of the same Class of one of the other Series, or of the same Class in certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in your state of residence. These funds have different investment objectives which may be of interest to you. You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by The Dreyfus Corporation. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account Shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Auto-Exchange Privilege, Dividend Sweep and the Automatic Withdrawal Plan. To use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any other conditions are imposed on its use.

     To request an exchange, your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, by a separate signed Shareholder Services Form, also available by calling 1-800-645-6561, or, by oral request from any of the authorized signatories on the account, also by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. See "How to Redeem Shares _ Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is being made: Telephone Exchange Privilege, Check Redemption Privilege, TELETRANSFER Privilege, and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged, as the case may be. If you are exchanging Class A shares into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

    AUTO-EXCHANGE PRIVILEGE

     Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis) in exchange for shares of a Series, in shares of the same Class of one of the other Series, or the same Class of other funds in the Premier Family of Funds or certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged, as the case may be. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or cancelled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Premier Family of Funds or the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

    DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark

     Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. At your option, the bank account designated by you will be debited in the specified amount, and Fund shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

    GOVERNMENT DIRECT DEPOSIT PRIVILEGE

     Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

    DIVIDEND OPTIONS

     Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of the same class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund or class that charges a CDSC, the shares purchased will be subject on redemption to the CDSC, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges, or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

    AUTOMATIC WITHDRAWAL PLAN

                The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An application for the Automatic Withdrawal Plan can be obtained by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

     Class B or Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A shares where the sales load is imposed concurrently with withdrawals of Class A shares generally are undesirable.

    LETTER OF INTENT -- CLASS A SHARES

     By signing a Letter of Intent form, which can be obtained by calling 1-800-645-6561, you become eligible for the reduced sales load applicable to the total number of Eligible Fund shares purchased in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. A minimum initial purchase of $5,000 is required. To compute the applicable sales load, the offering price of shares you hold (on the date of submission of the Letter of Intent) in any Eligible Fund that may be used toward "Right of Accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent. However, the reduced sales load will be applied only to new purchases.

     The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. The escrow will be released when you fulfill the terms of the Letter of Intent by purchasing the specified amount. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, you will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A shares held in escrow to realize the difference. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was executed.

HOW TO REDEEM SHARES
    GENERAL

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Fund will redeem the shares at the next determined net asset value as described below. If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

     The Fund imposes no charges (other than any applicable CDSC) when shares are redeemed. Service Agents or other institutions may charge their clients a nominal fee for effecting redemptions of Fund shares. Any certificates representing shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Series' then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY THE TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark AND SUBSEQUENTLY SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 30 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

    CONTINGENT DEFERRED SALES CHARGE

     CLASS B SHARES -- A CDSC payable to the Distributor is imposed on any redemption of Class B shares of a Series which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of such Series held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of Class B shares above the dollar amount of all your payments for the purchase of Class B shares of such Series held by you at the time of redemption.

     If the aggregate value of the Class B shares redeemed has declined below their original cost as a result of the Series' performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

     In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month. The following table sets forth the rates of the CDSC:

        YEAR SINCE PURCHASE                          CDSC AS A % OF AMOUNT
        PAYMENT WAS MADE                       INVESTED OR REDEMPTION PROCEEDS
        -----------------------        ---------------------------------------
        First.......................                        3.00
        Second......................                        3.00
        Third.......................                        2.00
        Fourth......................                        2.00
        Fifth.......................                        1.00
        Sixth.......................                        0.00

     In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding five years; then of amounts representing the cost of shares purchased five years prior to the redemption; and finally, of amounts representing the cost of shares held for the longest period of time within the applicable five-year period.

     For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 3% (the applicable rate in the second year after purchase) for a total CDSC of $7.20.

     CLASS C SHARES -- A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge -- Class B Shares" above. WAIVER OF CDSC -- The CDSC applicable to Class B and Class C may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor exceeds $1,000,000, (c) redemptions as a result of a combination of any investment company with the relevant Series by merger, acquisition of assets or otherwise, and (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure in the Fund's Prospectus will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus at the time of the purchase of such shares.

     To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

    PROCEDURES

     You may redeem shares by using the regular redemption procedure through the Transfer Agent, or, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent, through the Check Redemption Privilege with respect to Class A shares only, or the TELETRANSFER Privilege. If you are a client of a Selected Dealer, you may redeem shares through the Selected Dealer. If you have given your Service Agent authority to instruct the Transfer Agent to redeem shares and to credit the proceeds of such redemptions to a designated account at your Service Agent, you may redeem shares only in this manner and in accordance with the regular redemption procedure described below. If you wish to use the other redemption methods described below, you must arrange with your Service Agent for delivery of the required application(s) to the Transfer Agent. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption or TELETRANSFER Privilege.

     You may redeem Fund shares by telephone if you have checked the appropriate box on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you select the TELETRANSFER redemption privilege or telephone exchange privilege (which is granted automatically unless you refuse it), you authorize the Transfer Agent to act on telephone instructions from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Series shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, the Series' net asset value may fluctuate.

     REGULAR REDEMPTION -- Under the regular redemption procedure, you may redeem shares by written request mailed to Premier State Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. If you have any questions with respect to signature guarantees, please contact your Service Agent or call the telephone number listed on the cover of this Prospectus.

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

     CHECK REDEMPTION PRIVILEGE -- CLASS A SHARES -- You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Potential fluctuations in the net asset value of the Class A shares should be considered in determining the amount of the check. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor the Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. This Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions (See "Dividends, Distributions and Taxes"). Any Redemption Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

     TELETRANSFER PRIVILEGE -- You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request or, at your request, paid by check (maximum $150,000 per day) and mailed to your address. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5252.

     REDEMPTION THROUGH A SELECTED DEALER -- If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

     In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the dealer to transmit orders on a timely basis. The dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

    REINVESTMENT PRIVILEGE -- CLASS A SHARES

     Upon written request, you may reinvest up to the number of Class A shares you have redeemed, within 30 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising the Exchange Privilege. The Reinvestment Privilege may be exercised only once.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

     DISTRIBUTION PLAN -- Under the Distribution Plan, adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares of each Series at an annual rate of .50 of 1% of the value of the average daily net assets of Class B and .75 of 1% of the value of the average daily net assets of Class C.

     SHAREHOLDER SERVICES PLAN -- Under the Shareholder Services Plan, the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares a fee at the annual rate of .25 of 1% of the value of the average daily net assets of each such Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     DIVIDENDS AND DISTRIBUTIONS -- Under the code, each Series of the Fund is treated as a separate entity for purposes of qualification and taxation as a regulated investment company. Each Series of the Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. Fund shares begin earning income dividends on the day immediately available funds ("Federal Funds" (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank)) are received by the Transfer Agent in written or telegraphic form. If a purchase order is not accompanied by remittance in Federal Funds, there may be a delay between the time the purchase order becomes effective and the time the shares purchased start earning dividends. If your payment is not made in Federal Funds, it must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.

     Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional shares of the Series and the same Class from which they were paid at net asset value without a sales load or, at your option, paid in cash. Each Series' earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying account-holder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions by each Series from its net realized securities gains, if any, generally are declared and paid once a year, but the Series may make distributions on a more frequent basis to comply with distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Series will make distributions from its net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive dividends and distributions in cash or to reinvest in additional shares of the Series and the same Class from which they were paid at net asset value. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a particular Class will be borne exclusively by such Class. Class B and Class C shares will receive lower per share dividends than Class A shares because of the higher expenses borne by the relevant Class. See "Fee Table."

     FEDERAL TAX TREATMENT -- Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by a Series from net investment income will not be subject to Federal income tax. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by the Fund are subject to Federal income tax as ordinary income whether received in cash or reinvested in additional shares. Distributions from net realized long-term securities gains of a Series generally are subject to Federal income tax as long-term capital gains if you are a citizen or resident of the United States. Dividends and distributions attributable to income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Appendix _ Investment Techniques," will be subject to Federal income tax. No dividend paid by any Series will qualify for the dividends received deduction allowable to certain U.S. corporations. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of any Series which is deemed to relate to exempt-interest dividends is not deductible.

     Although all or a substantial portion of the dividends paid by each Series may be excluded by shareholders of the Series from their gross income for Federal income tax purposes, each Series may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, (ii) a component of the "adjusted current earnings" preference item for purposes of the corporate alternative minimum tax as well as a component in computing the corporate environmental tax or (iii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If a Series purchases such securities, the portion of the Series' dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     The Code provides for the "carryover" of some or all of the sales load imposed on Class A shares of a Series if you exchange your Class A shares for shares of another Series or fund advised or administered by The Dreyfus Corporation within 91 days of purchase and such other Series or other fund reduces or eliminates its otherwise applicable sales load charge for the purpose of the exchange. In this case, the amount of your sales load charge for Class A shares, up to the amount of the reduction of the sales load charge on the exchange, is not included in the basis of your Class A shares for purposes of computing gain or loss on the exchange, and instead is added to the basis of the other Series or fund shares received on the exchange.

     The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to Federal tax. These dollar amounts will vary depending on the size and length of time of your investment in a Series. If a Series pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividends as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of taxable dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct, or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     Management of the Fund believes that each Series has qualified for the fiscal year ended April 30, 1996 as a "regulated investment company" under the Code. Each Series intends to continue to so qualify, if such qualification is in the best interests of its shareholders. Such qualification relieves the Series of any liability for Federal income taxes to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Series of the Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains, if any.

     STATE AND LOCAL TAX TREATMENT -- Each Series will invest primarily in Municipal Obligations of the State after which the Series is named. Except to the extent specifically noted below, dividends by a Series are not subject to an income tax by such State to the extent that the dividends are attributable to interest on such Municipal Obligations. However, some or all of the other dividends or distributions by a Series may be taxable by those States that have income taxes, even if the dividends or distributions are attributable to income of the Series derived from obligations of the United States or its agencies or instrumentalities.

     The Fund anticipates that a substantial portion of the dividends paid by each Series will not be subject to income tax of the State after which the Series is named. However, to the extent that you are obligated to pay State or local taxes outside of such State, dividends earned by an investment in such Series may represent taxable income. Also, all or a portion of the dividends paid by a Series that are not subject to income tax of the State after which the Series is named may be a preference item for such State's alternative minimum tax (where imposed). Finally, you should be aware that State and local taxes, other than those described above, may apply to the dividends, distributions or shares of a Series.

     The paragraphs below discuss the State tax treatment of dividends and distributions by each Series to residents of the State after which the Series is named. Investors should consult their own tax advisers regarding specific questions as to Federal, State and local taxes.

     CONNECTICUT SERIES -- Dividends by the Series that qualify as exempt-interest dividends for Federal income tax purposes are not subject to the Connecticut income tax imposed on individuals, trusts and estates, to the extent that such dividends are derived from income received by the Series as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing. Dividends that qualify as capital gain dividends for Federal income tax purposes are not subject to the Connecticut income tax to the extent they are derived from Connecticut Municipal Obligations. Dividends derived from other sources are subject to the Connecticut income tax. In the case of a shareholder subject to the Connecticut income tax and required to pay the Federal alternative minimum tax, the portion of exempt-interest dividends paid by the Series that is derived from income received by the Series as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing is not subject to the net Connecticut minimum tax even though treated as a preference item for purposes of the Federal alternative minimum tax.

     Dividends qualifying as exempt-interest dividends for Federal income tax purposes that are distributed by the Series to entities taxed as corporations under the Connecticut corporation business tax are not exempt from that tax.

     The shares of the Series are not subject to property taxation by the State of Connecticut or its political subdivisions.

     FLORIDA SERIES -- Dividends or distributions by the Fund to a Florida individual resident are not taxable by Florida. However, Florida imposes an intangible personal property tax on shares of the Series owned by a Florida resident on January 1 of each year unless such shares qualify for an exemption from the tax.

     Dividends qualifying as exempt-interest dividends for Federal income tax purposes as well as other Federally taxable dividends and distributions that are distributed by the Series to entities taxed as corporations under Florida law may not be exempt from the Florida corporate income tax.

     The Fund has received a Technical Assistance Advisement from the State of Florida, Department of Revenue, to the effect that Florida Series' shares owned by a Florida resident will be exempt from the intangible personal property tax so long as the Series' portfolio includes only assets, such as notes, bonds, and other obligations issued by the State of Florida or its municipalities, counties, and other taxing districts, the United States Government, and its agencies, Puerto Rico, Guam, and the U.S. Virgin Islands, and other assets which are exempt from that tax.

     GEORGIA SERIES -- Dividends and distributions by the Georgia Series to a Georgia resident that are attributable to interest on Georgia Municipal Obligations or direct obligations of the United States and its territories and possessions are not subject to the State of Georgia income tax. Dividends or other distributions by the Series which are attributable to other sources, including all distributions that qualify as capital gains dividends for Federal income tax purposes, are subject to the State of Georgia income tax at the applicable rate.

     The Georgia intangibles tax previously imposed upon certain intangible personal property has been repealed, effective as of January 1, 1996. Accordingly, shares of the Georgia Series will not be subject to an intangibles tax in Georgia.

     MARYLAND SERIES -- Dividends and distributions by the Series to a Maryland resident (including individuals, corporations, estates or trusts who are subject to Maryland state and local income tax) will not be subject to income tax in Maryland to the extent that such dividends or distributions (a) qualify, for Federal income tax purposes, as exempt-interest dividends of a regulated investment company and are attributable to (i) interest on Maryland Municipal Obligations or (ii) interest on obligations of the United States or an authority, commission, instrumentality, possession or territory of the United States, or (b) are attributable to gain realized by the Series from the sale or exchange of Maryland Municipal Obligations or obligations of the United States or an authority, commission or instrumentality thereof. To the extent that distributions by the Series are attributable to sources other than those described above, such as (x) interest on obligations issued by states other than Maryland or (y) income from repurchase agreements, such distributions will not be exempt from Maryland state and local income taxes. In addition, any gain realized by a shareholder upon a redemption or exchange of Series shares will be subject to Maryland taxation.

     Maryland presently includes in taxable net income items of tax preferences as defined in the Code. Interest paid on certain private activity bonds constitutes a tax preference. Accordingly, subject to a threshold amount, 50% of any distributions by the Series attributable to such private activity bonds will not be exempt from Maryland state and local income taxes. Interest on indebtedness incurred (directly or indirectly) by a shareholder of the Series to purchase or carry shares of the Series will not be deductible for Maryland state and local income tax purposes to the extent such interest is allocable to exempt-interest dividends.

     In the event the Series fails to qualify as a regulated investment company, the Series would be subject to corporate Maryland income tax and distributions generally would be taxable as ordinary income to the shareholders.

     Individuals will not be subject to personal property tax on their shares of the Maryland Series.

     MASSACHUSETTS SERIES -- Dividends by the Series to a Massachusetts resident are not subject to the Massachusetts personal income tax to the extent that the dividends are attributable to income received by the Series from Massachusetts Municipal Obligations or direct U.S. Government obligations, and are properly designated as such. Distributions of capital gain dividends by the Series to a Massachusetts resident are not subject to the Massachusetts personal income tax to the extent such distributions are attributable to gain from the sale of certain Massachusetts Municipal Obligations the gain from which is exempt from the Massachusetts personal income tax, and the distributions are properly designated as such. Dividends or distributions by the Series to a Massachusetts resident that are attributable to most other sources are subject to the Massachusetts personal income tax. In addition, distributions from the Series may be included in the net income measure of the corporate excise tax for corporate shareholders who are subject to the Massachusetts corporate excise tax. The Series believes that distributions from net realized long-term securities gains that are taxable by Massachusetts are reportable as long-term capital gains, irrespective of how long the resident has held shares in the Series. In 1994, the Massachusetts personal income tax statute was modified to provide for graduated rates of tax (with some exceptions) on long-term capital gains based on the length of time the asset has been held since January 1, 1995. There is as yet no official guidance concerning the treatment under the revised statute of mutual fund shareholders that receive capital gain distributions. However, the state Department of Revenue has released "working" draft regulations providing that the holding period of the mutual fund (rather than that of its shareholders) will be determinative for purposes of applying the revised statute to shareholders that receive capital gain distributions, so long as the mutual fund separately designates each portion of such distributions in a notice provided to shareholders within 30 days of year-end. A challenge to the new law is currently pending before the Massachusetts Supreme Judicial Court. Shareholders should consult their tax advisers with respect to the Massachusetts personal income tax treatment of capital gain distributions from the Series.

     The shares of the Series are not subject to property taxation by Massachusetts or its political subdivisions.

     MICHIGAN SERIES -- Dividends by the Series to a Michigan resident individual are not subject to the Michigan personal income tax and are excluded from the taxable income base of the Michigan intangibles tax to the extent that the dividends are attributable to income received by the Series as interest from the Series' investment in Michigan Municipal Obligations, obligations of U.S. possessions, as well as direct U.S. Government obligations. Dividends or distributions by the Series to a Michigan resident that are attributable to most other sources are subject to both the Michigan personal income tax and are included in the taxable income base of the Michigan intangibles tax.

     For Michigan personal income and intangibles tax purposes, the proportionate share of dividends from the Series' net investment income from other than Michigan Municipal Obligations and from distributions from any short-term or long-term capital gains will be included in Michigan taxable income and will be included in the taxable income base of the Michigan intangibles tax, except that dividends from net investment income or distributions from capital gains reinvested in Series' shares are exempt from such tax. Additionally, for Michigan personal income tax purposes, any gain or loss realized when the shareholder sells or exchanges Series' shares will be included in Michigan taxable income.

     Persons engaging in business activities in Michigan may be subject to the Michigan Single Business Tax and should consult their tax advisers with respect to the application of such tax in connection with an investment in the Series.

     MINNESOTA SERIES -- Dividends paid by the Series to a Minnesota resident are not subject to the Minnesota personal income tax to the extent that the dividends are attributable to income received by the Series as interest from Minnesota Municipal Obligations, provided such attributable dividends represent 95% or more of the exempt-interest dividends that are paid by the Series. Moreover, dividends paid by the Series to a Minnesota resident are not subject to the Minnesota personal income tax to the extent that the dividends are attributable to income received by the Series as interest from a Series' investment in direct U.S. Government obligations. Dividends and distributions by the Series to a Minnesota resident that are attributable to most other sources are subject to the Minnesota personal income tax. Dividends and distributions from the Series will be included in the determination of taxable net income of corporate shareholders who are subject to Minnesota income (franchise) taxes. In addition, dividends attributable to interest received by the Series that is a preference item for Federal income tax purposes, whether or not such interest is from a Minnesota Municipal Obligation, may be subject to the Minnesota alternative minimum tax.

     The shares of the Series are not subject to property taxation by Minnesota or its political subdivisions.

     NORTH CAROLINA SERIES -- Dividends paid by the North Carolina Series to a North Carolina resident that are attributable to interest on North Carolina Municipal Obligations or direct U.S. Government obligations are not subject to the North Carolina income tax. Dividends or distributions attributable to gain realized by the Series from the sale or exchange of certain North Carolina Municipal Obligations issued before July 1, 1995 will not be included in the North Carolina taxable income of a resident individual, trust or estate. Other dividends or distributions which are attributable to net realized securities gains and most other sources are subject to the North Carolina income tax at the applicable rate. Gain realized by a North Carolina resident shareholder from the sale or exchange of an interest held in the North Carolina Series also will be subject to the North Carolina income tax at the applicable rate.

     The North Carolina intangibles tax previously imposed upon certain intangible personal property has been repealed, effective as of January 1, 1995. Accordingly, shares of the North Carolina Series will not be subject to an intangibles tax in North Carolina.

     To the extent that dividends or distributions from the North Carolina Series increase the surplus of a corporate shareholder required to file a North Carolina franchise tax return, such increase in the surplus will be subject to the North Carolina franchise tax.

     OHIO SERIES -- Dividends paid by the Series to an Ohio resident, or to a corporation subject to the Ohio Corporation Franchise Tax, are not subject to Ohio state and local income taxes or the net income basis of the Ohio Corporation Franchise Tax to the extent that such dividends are attributable to income received by the Series as interest from Ohio Municipal Obligations and direct obligations of the United States, certain Federal agencies and certain U.S. territories. Dividends or distributions paid by the Series to an Ohio resident, or to a corporation subject to the Ohio Corporation Franchise Tax, that are attributable to most other sources are subject to Ohio state and local income taxes and are includable in the net income basis of the Ohio Corporation Franchise Tax. The shares of the Series are not subject to property taxation by the State of Ohio or its political subdivisions, except when held by a "dealer in intangibles" (generally, a person in the lending or brokerage business), a decedent's estate, an Ohio insurance company, or a corporation taxed on the net worth basis of the Ohio Corporation Franchise Tax.

     PENNSYLVANIA SERIES -- Dividends by the Series will not be subject to the Pennsylvania personal income tax to the extent that the dividends are attributable to interest received by the Series from its investments in Pennsylvania Municipal Obligations and U.S. Government obligations, including obligations issued by U.S. possessions. Dividends by the Series will not be subject to the Philadelphia School District investment income tax to the extent that the dividends are attributable to interest received by the Series from its investments in Pennsylvania Municipal Obligations and U.S. obligations, including obligations issued by U.S. possessions. Dividends or distributions by the Series to a Pennsylvania resident that are attributable to most other sources may be subject to the Pennsylvania personal income tax and (for residents of Philadelphia) to the Philadelphia School District investment net income tax.

     Dividends paid by the Series which are considered "exempt-interest dividends" for Federal income tax purposes are not subject to the Pennsylvania Corporate Net Income Tax, but other dividends or distributions paid by the Series may be subject to that tax. An additional deduction from Pennsylvania taxable income is permitted for dividends or distributions paid by the Series attributable to interest received by the Series from its investments in Pennsylvania Municipal Obligations and U.S. Government obligations to the extent included in Federal taxable income, but such a deduction is reduced by any interest on indebtedness incurred to carry the securities and other expenses incurred in the production of such interest income, including expenses deducted on the Federal income tax return that would not have been allowed under the Code if the interest were exempt from Federal income tax. It is the current position of the Department of Revenue of the Commonwealth of Pennsylvania that Series shares are considered exempt assets (with a pro rata exclusion based on the value of the Series attributable to its investments in Pennsylvania Municipal Obligations and U.S. Government obligations, including obligations issued by U.S. possessions) for purposes of determining a corporation's capital stock value subject to the Pennsylvania Capital Stock/Franchise Tax.

     Shares of the Series are exempt from Pennsylvania county personal property taxes to the extent that the portfolio of the Series consists of Pennsylvania Municipal Obligations and U.S. Government obligations, including obligations issued by U.S. possessions.

     TEXAS SERIES -- All dividends and distributions by the Series to Texas resident individuals are not subject to taxation by Texas. However, Texas enacted significant changes to its corporate franchise tax law for reporting years beginning January 1, 1992 and thereafter. These changes include the imposition of a tax measured by earned surplus, in addition to the previously existing tax on a corporation's capital. The earned surplus component of the Texas franchise tax is applicable only to the extent that it exceeds the taxable capital component of the franchise tax. For Texas franchise tax purposes, earned surplus is computed by reference to Federal taxable income. Thus, any amounts subject to Federal income tax that are payable by the Series to corporations doing business in or incorporated in Texas generally will be included in the earned surplus component of the Texas franchise tax, to the extent such earned surplus is apportioned to Texas. Dividends and other distributions not subject to Federal income tax generally will be excluded from the calculation of the earned surplus component of the franchise tax.

     Both the capital tax and earned surplus tax components of the Texas franchise tax are computed by reference to the portion of the corporation's capital or earned surplus, respectively, based on the corporation's gross receipts derived from Texas. To the extent dividend and interest payments are made by a corporation not incorporated in Texas, or another type of entity not legally domiciled in Texas, such dividends and payments are not considered to be Texas sourced receipts for franchise tax apportionment purposes.

     Effective with franchise tax reports originally due after January 1, 1994 (which are based upon accounting years ending in 1993), other taxable distributions from the Series to corporations doing business in or incorporated in Texas (such as the proceeds resulting from net gain upon the sale of Series bonds) may be allocable to Texas as Texas sourced gross receipts for the earned surplus component of the franchise tax if: (1) the activities of the recipient corporation do not have a sufficient unitary connection with that corporation's other activities conducted within the state giving rise to the underlying sale of such assets; and (2) the recipient corporation has its commercial domicile in Texas.

     The shares of the Series are not subject to property taxation by Texas or its political subdivisions.

     VIRGINIA SERIES -- Subject to the provisions discussed below, dividends paid to shareholders and derived from interest on obligations of the Commonwealth of Virginia or of any political subdivision or instrumentality of the Commonwealth or derived from interest or dividends on obligations of the United States excludable from Virginia taxable income under the laws of the United States, which obligations are issued in the exercise of the borrowing power of the Commonwealth or the United States and are backed by the full faith and credit of the Commonwealth or the United States, will be exempt from Virginia income tax. Dividends paid to shareholders by the Fund and derived from interest on debt obligations of certain territories and possessions of the United States (those issued by Puerto Rico, the Virgin Islands and Guam) will be exempt from Virginia income tax. To the extent any portion of the dividends are derived from interest on debt obligations other than those described above, such portion will be subject to Virginia income tax even though it may be excludable from gross income for Federal income tax purposes.

     Generally, dividends distributed to shareholders by the Fund and derived from capital gains will be taxable to the shareholders. To the extent any portion of the dividends are derived from taxable interest for Virginia purposes or from net short-term capital gains, such portion will be taxable to the shareholders as ordinary income. The character of long-term capital gains realized and distributed by the Fund will flow through to its shareholders regardless of how long the shareholders have held their shares. Capital gains distributed to shareholders derived from Virginia obligations issued pursuant to special Virginia enabling legislation that provides a specific exemption for such gains will be exempt from Virginia income tax. Generally, interest on indebtedness incurred by shareholders to purchase or carry shares of the Fund will not be deductible for Virginia income tax purposes.

     As a regulated investment company, the Fund may distribute dividends that are exempt from Virginia income tax to its shareholders if the Fund satisfies all requirements for conduit treatment under Federal law and, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations the interest on which is exempt from taxation under Federal law. If the Fund fails to qualify, no part of its dividends will be exempt from Virginia income tax.

     When taxable income of a regulated investment company is commingled with exempt income, all distributions of the income are presumed taxable to the shareholders unless the portion of income that is exempt from Virginia income tax can be determined with reasonable certainty and substantiated. Generally, this determination must be made for each distribution to each shareholder. The Virginia Department of Taxation has adopted a policy, however, of allowing shareholders to exclude from Virginia taxable income the exempt portion of distributions from a regulated investment company even though the shareholders receive distributions monthly but receive reports substantiating the exempt portion of such distributions at less frequent intervals. Accordingly, if the Fund receives taxable income, the Fund must determine the portion of income that is exempt from Virginia income tax and provide such information to the shareholders in accordance with the foregoing so that the shareholders may exclude from Virginia taxable income the exempt portion of the distribution from the Fund.

PERFORMANCE INFORMATION

     For purposes of advertising, performance for each Class of shares may be calculated on several bases, including current yield, tax equivalent yield, average annual total return and/or total return.

     These total return figures reflect changes in the price of the shares and assume that any income dividends and/or capital gains distributions made by the Fund during the measuring period were reinvested in shares of the same Class. These figures also take into account any applicable service and distribution fees. As a result, at any given time, the performance of Class B and Class C should be expected to be lower than that of Class A. Performance for each Class will be calculated separately.

     Current yield refers to each Series' annualized net investment income per share over a 30-day period, expressed as a percentage of the maximum offering price per share in the case of Class A or the net asset value in the case of Class B or Class C at the end of the period. For purposes of calculating current yield, the amount of net investment income per share during that 30-day period, computed in accordance with regulatory requirements, is compounded by assuming that it is reinvested at a constant rate over a six-month period. An identical result is then assumed to have occurred during a second six-month period which, when added to the result for the first six months, provides an "annualized" yield for an entire one-year period. Calculations of each Series' current yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated current yield calculated as described above.

     Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in a Series of the Fund was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of each Series' performance will include each Series' average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which each Series has operated.

     Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value (maximum offering price in the case of Class A) per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return. Total return also may be calculated by using the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. Calculations based on the net asset value per share do not reflect the deduction of the applicable sales charge on Class A shares which, if reflected, would reduce the performance quoted.

     Performance will vary from time to time and past results are not necessarily representative of future results. Investors should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses. Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.

     Comparative performance information may be used from time to time in advertising the Fund's shares, including data from Lipper Analytical Services, Inc., Moody's Bond Survey Bond Index, Lehman Brothers Municipal Bond Index, Morningstar, Inc. and other industry publications.

GENERAL INFORMATION

     The Fund was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust (the "Trust Agreement") dated September 19, 1986. Prior to July 2, 1990, the Fund's name was Premier State Tax Exempt Bond Fund. The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. The Fund's shares are classified into three classes _ Class A, Class B and Class C. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law or when class voting is permitted by the Fund's Board. Only holders of Class B or Class C shares, as the case may be, will be entitled to vote on matters submitted to shareholders pertaining to the Distribution Plan.

     Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund. As discussed under "Management of the Fund" in the Statement of Additional Information, the Fund ordinarily will not hold shareholder meetings; however, shareholders under certain circumstances may have the right to call a meeting of shareholders for the purpose of voting to remove Trustees.

     To date, the Trustees have authorized the creation of twelve Series of shares. All consideration received by the Fund for shares of one of the Series and all assets in which such consideration is invested, will belong to that Series (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one Series would be treated separately from those of the other Series. The Fund has the ability to create, from time to time, new series without shareholder approval.

     The Transfer Agent maintains a record of your ownership and sends you confirmations and statements of account.

     Shareholder inquiries may be made by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

APPENDIX

    INVESTMENT TECHNIQUES

     BORROWING MONEY -- Each Series is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33 1/3% of the value of its total assets. However, each Series currently intends to borrow money only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of such Series' total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Series' total assets, such Series will not make any additional investments.

     SHORT-SELLING -- Each Series may make short sales of securities. In these transactions, a Series sells a security it does not own in anticipation of a decline in the market value of that security. To complete the transaction, the Series must borrow the security to make delivery to the buyer. The Series is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Series, which would result in a loss or gain, respectively.

     Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of a Series' net assets. A Series may not sell short the securities of any single issuer listed on a national securities exchange to the extent of more than 5% of the value of such Series' net assets. A Series may not make a short sale which results in the Series having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

     Each Series also may make short sales "against the box," in which such Series enters into a short sale of a security it owns in order to hedge an unrealized gain on the security. At no time will a Series have more than 15% of the value of its net assets in deposits on short sales against the box.

     USE OF DERIVATIVES -- Each Series may invest in the types of Derivatives enumerated under "Description of the Fund -- Investment Considerations and Risks -- Use of Derivatives." These instruments and certain related risks are described more specifically under "Investment Objective and Management Policies -- Management Policies -- Derivatives" in the Statement of Additional Information.

     Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Series' performance.

     If a Series invests in Derivatives at inappropriate times or judges the market conditions incorrectly, such investments may lower the Series' return or result in a loss. A Series also could experience losses if it were unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     Although neither the Fund nor any Series is a commodity pool, Derivatives subject the Fund to the rules of the Commodity Futures Trading Commission which limit the extent to which a Series can invest in certain Derivatives. Each Series may invest in futures contracts and options with respect thereto for hedging purposes without limit. However, each Series may invest in such contracts and options for other purposes if the sum of the amount of initial margin deposits and premiums paid for unexpired options with respect to such contracts, other than bona fide hedging purposes, exceed 5% of the liquidation value of the Series' assets, after taking into account unrealized profits and unrealized losses on such contracts and options; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation.

     Each Series may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. Each Series may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. When required by the Securities and Exchange Commission, a Series will set aside permissible liquid assets in a segregated account to cover its obligations relating to its transactions in Derivatives. To maintain this required cover, the Series may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a Derivative position at a reasonable price.

     LENDING PORTFOLIO SECURITIES -- Each Series may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Series continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities which affords the Series an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities may not exceed 33 1/3% of the value of such Series' total assets, and the Series will receive collateral consisting of cash, U. S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans are terminable at any time upon specified notice. The Series might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Series.

     FORWARD COMMITMENTS -- Each Series may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. A segregated account of the Fund consisting of cash, cash equivalents or U.S. Government securities or other high quality liquid debt securities at least equal at all times to the amount of the commitments will be established and maintained at the Fund's custodian bank.

    CERTAIN PORTFOLIO SECURITIES

     CERTAIN TAX EXEMPT OBLIGATIONS -- Each Series may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes which are obligations that permit the Series to invest fluctuating amounts at varying rates of interest, pursuant to direct arrangements between the Series, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased will meet the quality criteria established for the purchase of Municipal Obligations.

     TAX EXEMPT PARTICIPATION INTERESTS -- Each Series may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Series an undivided interest in the Municipal Obligation in the proportion that the Series' participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Series' Board has determined meets the prescribed quality standards for banks set forth below, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Series will have the right to demand payment, on not more than seven days' notice, for all or any part of the Series' participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, each Series intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

     TENDER OPTION BONDS -- Each Series may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligations, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

     CUSTODIAL RECEIPTS -- Each Series may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Obligations which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Obligations deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying Municipal Obligations. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. This class's interest rate generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. If the interest rate on the first class exceeds the coupon rate of the underlying Municipal Obligations, its interest rate will exceed the rate paid on the second class. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying Municipal Obligations. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Obligation of comparable quality and maturity and their purchase by a Series should increase the volatility of its net asset value and, thus, its price per share. These custodial receipts are sold in private placements. Each Series also may purchase directly from issuers, and not in a private placement, Municipal Obligations having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

     STAND-BY COMMITMENTS -- The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. Each Series also may acquire call options on specific Municipal Obligations. A Series generally would purchase these call options to protect the Series from the issuer of the related Municipal Obligation redeeming, or other holder of the call option from calling away, the Municipal Obligation before maturity. The sale by the Series of a call option that it owns on a specific Municipal Obligation could result in the receipt of taxable income by the Series.

     ZERO COUPON SECURITIES -- Each Series may invest in zero coupon securities which are debt securities issued or sold at a discount from their face value which do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities.

     ILLIQUID SECURITIES -- Each Series may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Series is subject to a risk that should the Series desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Series' net assets could be adversely affected.

     TAXABLE INVESTMENTS -- From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of a Series' net assets) or for temporary defensive purposes, each Series may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by a Series that are attributable to income earned by the Series from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of a Series' net assets be invested in Taxable Investments. When a Series has adopted a temporary defensive position, including when acceptable State Municipal Obligations are unavailable for investment by a Series, in excess of 35% of a Series' net assets may be invested in securities that are not exempt from Federal and, where applicable, State personal income taxes. Under normal market conditions, each Series anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information, to which reference hereby is made. RATINGS -- Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated BB by Fitch are considered speculative and the payment of principal and interest may be affected at any time by adverse economic changes. Bonds rated C by Moody's are regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated D by S&P are in default and the payment of interest and/or repayment of principal is in arrears. Bonds rated DDD, DD or D by Fitch are in actual or imminent default, are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the issuer; DDD represents the highest potential for recovery of such bonds; and D represents the lowest potential for recovery. Such bonds, though high yielding, are characterized by great risk. See "Appendix B" in the Statement of Additional Information for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations.

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Therefore, although these ratings may be an initial criterion for selection of portfolio investments, The Dreyfus Corporation also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal. The Fund's ability to achieve its investment objective may be more dependent on The Dreyfus Corporation's credit analysis than might be the case for a series that invested in higher rated securities.

     The average distribution of investments (at value) in Municipal Obligations by ratings for the fiscal year ended April 30, 1996, computed on a monthly basis, for each Series indicated was as follows:


                                                                                    OHIO             PENNSYLVANIA
              FITCH            OR      MOODY'S    OR           S & P               SERIES               SERIES
           -------------           -------------            ------------         ----------          ------------
               AAA                       Aaa                    AAA                38.8%                43.1%
                AA                       Aa                     AA                  8.3                  9.1
                A                        A                      A                  23.4                 13.6
               BBB                       Baa                    BBB                18.3                 19.8
                BB                       Ba                     BB                  6.7                   .8
               F-1                    MIG1/P-1                SP-1/A-1              1.0                  1.8
            Not Rated                 Not Rated               Not Rated             3.5(1)              11.8(2)
                                                                                 --------              --------
                                                                                  100.0%               100.0%
                                                                                 ========              ========
-----------------------------

                (1) Included under the Not Rated category are securities comprising 3.5% of the Ohio Series' market value which, while not rated, have been determined by The Dreyfus Corporation to be of comparable quality to securities in the following rating categories: Aaa/A AA (1.1%), A/A (.3%), Baa/BBB (1.8%) and B (.3%).

   (2) Included under the Not Rated category are securities comprising 11.8% of the Pennsylvania Series' market value which, while not rated, have been determined by The Dreyfus Corporation to be of comparable quality to securities in the following rating categories:
    Aaa/AAA (.9%), A/A (1.7%), Baa/BBB (4.0%), Ba/BB (3.1%) and B (2.1%).

     The actual distribution of the Series' investments by ratings on any given date will vary. In addition, the distribution of the Series' investments by ratings as set forth above should not be considered as representative of the Series' future portfolio composition.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE SERIES'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE SERIES'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE SERIES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.
PSTEBP090396

-----------------------------------------------------------------------------
PREMIER NEW YORK MUNICIPAL BOND FUND
PROSPECTUS                                                     APRIL 1, 1996
                           AS REVISED DECEMBER 1, 1996

     Registration Mark
-----------------------------------------------------------------------------
Premier New York Municipal Bond Fund (the "Fund") is an open-end, non-diversified, management investment company, known as a mutual fund. The Fund's investment objective is to maximize current income exempt from Federal, New York State and New York City income taxes to the extent consistent with the preservation of capital.

     By this Prospectus, the Fund is offering three Classes of shares -- Class A, Class B and Class C -- which are described herein. See "Alternative Purchase Methods."

     The Fund provides free redemption checks with respect to Class A, which you can use in amounts of $500 or more for cash or to pay bills. You continue to earn income on the amount of the check until it clears. You can purchase or redeem all Classes of shares by telephone using the TELETRANSFER Privilege.

     The Dreyfus Corporation professionally manages the Fund's portfolio.

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information, dated April 1, 1996, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a Web site (http://www.sec. gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-554-4611. When telephoning, ask for Operator 144.

     MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                Fee Table..........................................        3
                Condensed Financial Information....................        4
                Alternative Purchase Methods.......................        5
                Description of the Fund............................        6
                Management of the Fund.............................        11
                How to Buy Shares..................................        12
                Shareholder Services...............................        16
                How to Redeem Shares...............................        20
                Distribution Plan and Shareholder Services Plan....        25
                Dividends, Distributions and Taxes.................        25
                Performance Information............................        27
                General Information................................        29
                Appendix...........................................        30


FEE TABLE
                                                                                      CLASS A          CLASS B         CLASS C
        SHAREHOLDER TRANSACTION EXPENSES
         Maximum Sales Load Imposed on Purchases
            (as a percentage of offering price).......................                 4.50%             .None         .None
         Maximum Deferred Sales Charge Imposed on Redemptions
            (as a percentage of the amount subject to charge)........                  None*             4.00%          1.00%
        ANNUAL FUND OPERATING EXPENSES
         (as a percentage of average daily net assets)
         Management Fees.........................                                      .55%               .55%           .55%
         12b-1 Fees..............................                                     .None               .50%           .75%
        Other Expenses...........................                                      .39%               .41%           .44%
         Total Fund Operating Expenses...........                                      .94%              1.46%          1.74%
        Example
         You would pay the following expenses on a $1,000 investment, assuming
         (1) 5% annual return and (2) except where noted, redemption
         at the end of each time period:                                              CLASS A           CLASS B        CLASS C
         1 Year............................                                           $  54            $55/$15**      $28/$18**
         3 Years...........................                                           $  74            $76/$46**    $  55
         5 Years...........................                                           $  95           $100/$80**    $  94
         10 Years..........................                                            $155           $148***        $205
        * A contingent deferred sales charge of 1.00%
          may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.
       ** Assuming no redemption of shares.
      *** Ten year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.



------------------------------------------------------------------------------
THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, THE FUND'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.
------------------------------------------------------------------------------
The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by the Fund and investors, the payment of which will reduce investors' annual return. Other Expenses for Class C are based on estimated amounts for the current fiscal year. Long-term investors in Class B or Class C shares could pay more in 12b-1 fees than the economic equivalent of paying a front-end sales charge. The information in the foregoing table does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. See "Management of the Fund," "How to Buy Shares" and "Distribution Plan and Shareholder Services Plan."

CONDENSED FINANCIAL INFORMATION

     The information in the following tables has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional Information. Further financial data and related notes are included in the Statement of Additional Information, available upon request.

        FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of beneficial interest outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.


                                                                       CLASS A SHARES
                                               ----------------------------------------------------------------------------------
                                                                   YEAR ENDED NOVEMBER 30,
                                               ----------------------------------------------------------------------------------
PER SHARE DATA:                                   1987(1)     1988     1989     1990     1991     1992     1993     1994     1995
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Net asset value, beginning of year              $13.50    $11.88    $12.54   $13.08   $12.88   $13.56   $13.97   $14.97  $13.01
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  INVESTMENT OPERATIONS:
  Investment income-net                              .85       .91       .95      .94      .89      .86      .80      .75     .75
  Net realized and unrealized gain
  (loss) on investments                            (1.62)      .66       .54     (.20)     .68      .56     1.00    (1.86)   1.92
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Total from
  Investment Operations                             (.77)     1.57      1.49      .74     1.57     1.42     1.80    (1.11)   2.67
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Distributions:
  Dividends from investment
  income-net.........                               (.85)     (.91)     (.95)    (.94)    (.89)    (.86)    (.80)    (.75)   (.75)
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Dividends from net realized gain
  on investments.....                                --        --        --       --      (.15)     --      (.10)     --      --
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Total Distributions                               (.85)     (.91)     (.95)    (.94)    (.89)   (1.01)    (.80)    (.85)   (.75)
                                                  ------     ------   ------   ------   ------   ------   ------   ------   ------
  Net asset value, end of year                    $11.88    $12.54    $13.08   $12.88   $13.56   $13.97   $14.97   $13.01  $14.93
                                                  ======     ======   ======   ======   ======   ======   ======   ======   ======
TOTAL INVESTMENT RETURN(2)                       (6.28%)(3)  13.52%    12.23%    5.93%   12.63%   10.79%   13.16%   (7.76%) 20.93%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to
  average net assets.                              --          --        --       .06%     .52%     .72%     .78%     .89%    .94%
  Ratio of net investment income
  to average net assets                            7.42%(3)   7.18%     7.11%    7.19%    6.69%    6.16%    5.41%    5.25%   5.27%
  Decrease reflected in above
  expense ratios due to
  undertakings by
  The Dreyfus Corporation                          1.50%(3)   1.50%     1.50%    1.34%     .60%     .34%    .18%      .04%    ._
  Portfolio Turnover Rate                         17.00%(4)  47.00%    21.67%    7.02%   12.45%   12.55%  19.55%    31.76%  74.11%
  Net Assets, end of year
  (000's omitted)....                             $963  $2,202  $11,800  $39,748  $70,333  $108,247  $164,046  $137,978  $146,207
  (1) From December 31, 1986 (commencement of operations) to November 30, 1987.
  (2) Exclusive of sales load.
  (3) Annualized.
  (4) Not annualized.

                                                                Class B Shares                                  Class C Shares
                                                       ---------------------------------               --------------------------
                                                                 Year Ended                                     Period Ended
                                                                  November 30,                                   November 30,
                                                       ---------------------------------               ----------------------------
                                                        1993(1)      1994        1995                               1995(2)
                                                        -------      -----       -----                             --------
PER SHARE DATA:
  Net asset value, beginning of year.                   $14.04      $14.97       $13.02                            $14.61
                                                        -------      -----       -----                             --------
  INVESTMENT OPERATIONS:
  Investment income-net..............                      .62         .67          .67                               .14
  Net realized and unrealized gain (loss) on investments   .93       (1.85)        1.91                               .32
                                                        -------      -----       -----                             --------
  TOTAL FROM INVESTMENT OPERATIONS...                     1.55       (1.18)        2.58                               .46
                                                        -------      -----       -----                             --------
  DISTRIBUTIONS:
  Dividends from investment income-net                    (.62)       (.67)        (.67)                             (.14)
  Dividends from net realized gain on investments           --        (.10)         --                                --
                                                        -------      -----       -----                             --------
  TOTAL DISTRIBUTIONS................                     (.62)       (.77)        (.67)                             (.14)
                                                        -------      -----       -----                             --------
  Net Asset Value, end of year.......                   $14.97      $13.02       $14.93                            $14.93
                                                       =========    ========    ========                        ==============
TOTAL INVESTMENT RETURN(3)...........                    12.78%(4)   (8.20)%      20.20%                            14.19%(4)
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets                 1.34%(4)    1.44%        1.46%                             1.74%(4)
  Ratio of net investment income
  to average net assets..............                     4.41%(4)    4.70%        4.72%                             4.00%(4)
  Decrease reflected in above expense ratios
  due to undertakings by
  The Dreyfus Corporation............                      .16%(4)     .04%         --                                --
  Portfolio Turnover Rate............                    19.55%(5)   31.76%       74.11%                            74.11%(5)
  Net Assets, end of year (000's omitted)              $45,101     $52,970      $66,873                               $1
  (1) From January 15, 1993 (commencement of initial offering) to November 30, 1993.
  (2) From September 11, 1995 (commencement of initial offering)to November 30, 1995.
  (3) Exclusive of sales load.
  (4) Annualized.
  (5) Not annualized.

     Further information about the Fund's performance is contained in its annual report, which may be obtained without charge by writing to the address or calling the number set forth on the cover page of this Prospectus.

ALTERNATIVE PURCHASE METHODS

     The Fund offers you three methods of purchasing Fund shares. You may choose the Class of shares that best suits your needs, given the amount of your purchase, the length of time you expect to hold your shares and any other relevant circumstances. Each Fund share represents an identical pro rata interest in the Fund's investment portfolio.

     Class A shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of purchase. The initial sales charge may be reduced or waived for certain purchases. See "How to Buy Shares _ Class A Shares." These shares are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class A. See "Distribution Plan and Shareholder Services Plan _ Shareholder Services Plan."

     Class B shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Fund. Class B shares are subject to a maximum 4% contingent deferred sales charge ("CDSC"), which is assessed if you redeem Class B shares within the first six years of their purchase. See "How to Buy Shares _ Class B Shares" and "How to Redeem Shares _ Contingent Deferred Sales Charge -- Class B Shares." These shares also are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class B. In addition, Class B shares are subject to an annual distribution fee at the rate of .50 of 1% of the value of the average daily net assets of Class B. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class B will cause such Class to have a higher expense ratio and to pay lower dividends than Class A. Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class, and will no longer be subject to the distribution fee. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

     Class C shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Fund. Class C shares are subject to a 1% CDSC, which is assessed only if you redeem Class C shares within one year of purchase. See "How to Buy Shares -- Class C Shares" and "How to Redeem Shares -- Contingent Deferred Sales Charge." These shares also are subject to an annual service fee at the rate of .25 of 1%, and an annual distribution fee at the rate of .75 of 1%, of the value of the average daily net assets of Class C. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class C will cause such Class to have a higher expense ratio and to pay lower dividends than Class A.

     The decision as to which Class of shares is more beneficial to you depends on the amount and the intended length of your investment. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated distribution fee and CDSC, if any, on Class B or Class C shares would be less than the initial shares charge on Class A shares purchased at the same time, and to what extent, if any, such differential would be offset by the return of Class A. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution fees on Class B or Class C shares may exceed the initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with long term investment outlooks. Generally, Class A shares may be more appropriate for investors who invest $1,000,000 or more in Fund shares, and for investors who invest between $100,000 and $999,999 in Fund shares with long term investment outlooks. Class A shares will not be appropriate for investors who invest less than $50,000 in Fund shares.

DESCRIPTION OF THE FUND

        INVESTMENT OBJECTIVE

     The Fund's investment objective is to maximize current income exempt from Federal, New York State and New York City income taxes to the extent consistent with the preservation of capital. To accomplish its investment objective, the Fund invests primarily in the debt securities of the State of New York, its political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, New York State and New York City income taxes (collectively, "New York Municipal Obligations"). To the extent acceptable New York Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest, for temporary defensive purposes, primarily in other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not New York State and New York City, income tax. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved.

        MUNICIPAL OBLIGATIONS

     Debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations") generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the Municipal Obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Obligation and purchased and sold separately.

        MANAGEMENT POLICIES

     It is a fundamental policy of the Fund that it will invest at least 80% of the value of its net assets (except when maintaining a temporary defensive position) in Municipal Obligations. At least 65% of the value of the Fund's net assets (except when maintaining a temporary defensive position) will be invested in bonds, debentures and other debt instruments. At least 65% of the value of the Fund's net assets will be invested in New York Municipal Obligations and the remainder may be invested in securities that are not New York Municipal Obligations and therefore may be subject to New York State and New York City income taxes. See "Investment Considerations and Risks _ Investing in New York Municipal Obligations" below, and "Dividends, Distributions and Taxes."

     At least 70% of the value of the Fund's net assets must consist of Municipal Obligations which, in the case of bonds, are rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Group, a division of The McGraw-HIll Companies, Inc. ("S&P"), or Fitch Investors Service, L.P. ("Fitch"). The Fund may invest up to 30% of the value of its net assets in Municipal Obligations which, in the case of bonds, are rated lower than Baa by Moody's and BBB by S&P and Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. The Fund may invest in short-term Municipal Obligations which are rated in the two highest rating categories by Moody's, S&P or Fitch. See "Appendix B" in the Statement of Additional Information. Municipal Obligations rated Baa by Moody's or BBB by S&P or Fitch are considered investment grade obligations; those rated Baa by Moody's are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics, while those rated BBB by S&P and Fitch are regarded as having an adequate capacity to pay principal and interest. Investments rated Ba or lower by Moody's and BB or lower by S&P and Fitch ordinarily provide higher yields but involve greater risk because of their speculative characteristics. The Fund may invest in Municipal Obligations rated C by Moody's or D by S&P or Fitch, which is the lowest rating assigned by such rating organizations and indicates that the Municipal Obligation is in default and interest and/or repayment of principal is in arrears. See "Investment Considerations and Risks _ Lower Rated Bonds" below for a further discussion of certain risks. The Fund also may invest in securities which, while not rated, are determined by The Dreyfus Corporation to be of comparable quality to the rated securities in which the Fund may invest; for purposes of the 70% requirement described in this paragraph, such unrated securities shall be deemed to have the rating so determined. The Fund also may invest in Taxable Investments of the quality described under "Appendix -- Certain Portfolio Securities -- Taxable Investments." Under normal market conditions, the weighted average maturity of the Fund's portfolio is expected to exceed ten years.

     From time to time, the Fund may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. The Fund may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective. See "Investment Considerations and Risks" below.

     The Fund's annual portfolio turnover rate is not expected to exceed 100%. The Fund may engage in various investment techniques, such as options and futures transactions, lending portfolio securities and short-selling. Use of certain of these techniques may give rise to taxable income. See also "Investment Considerations and Risks," "Appendix _ Investment Techniques" and "Dividends, Distributions and Taxes" below and "Investment Objective and Management Policies _ Management Policies" in the Statement of Additional Information.

        INVESTMENT CONSIDERATIONS AND RISKS

     GENERAL -- Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by the Fund, such as those with interest rates that fluctuate directly or indirectly based upon multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to hold the security. The Fund's net asset value generally will not be stable and should fluctuate based upon changes in the value of the Fund's portfolio securities. Securities in which the Fund invests may earn a higher level of current income than certain shorter-term or higher quality securities which generally have greater liquidity, less market risk and less fluctuation in market value.

     INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS -- You should consider carefully the special risks inherent in the Fund's investment in New York Municipal Obligations. These risks result from the financial condition of New York State, certain of its public bodies and municipalities, and New York City. Beginning in early 1975, New York State, New York City and other State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the Fund's portfolio and the interest income to the Fund could be adversely affected. Moreover, the national recession and the significant slowdown in the New York and regional economy in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused the State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. The State's financial operations improved, however, during the 1993 and 1994 fiscal years. After reflecting a 1993 year-end deposit to the refund reserve account of $671 million, reported 1993 General Fund receipts were $45 million higher than originally projected in April 1992. The State completed the 1994 fiscal year with an operating surplus of $914 million. The State reported a General Fund operating deficit of $1.426 billion for the 1995 fiscal year. There can be no assurance that New York will not face substantial potential budget gaps in future years. In January 1992, Moody's lowered from A to Baa1 the ratings on certain appropriation-backed debt of New York State and its agencies. The State's general obligation, State-guaranteed and New York State Local Government Assistance Corporation bonds continue to be rated A by Moody's. In January 1992, S&P lowered from A to A- its ratings of New York State general obligation bonds and stated that it continued to assess the ratings outlook as negative. The ratings of various agency debt, State moral obligations, contractual obligations, lease purchase obligations and State guarantees also were lowered. In February 1991, Moody's lowered its rating on New York City's general obligation bonds from A to Baa1 and in July 1995, S&P lowered its rating on such bonds from A- to BBB+. The rating changes reflected the rating agencies' concerns about the financial condition of New York State and City, the heavy debt load of the State and City, and economic uncertainties in the region. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

     INVESTING IN MUNICIPAL OBLIGATIONS -- The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

     ZERO-COUPON SECURITIES -- Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

     LOWER RATED BONDS -- The Fund may invest up to 30% of its net assets in higher yielding (and, therefore, higher risk) debt securities, such as those rated Ba by Moody's or BB by S&P or Fitch or as low as the lowest rating assigned by Moody's, S&P or Fitch (commonly known as junk bonds). They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. The retail secondary market for these securities may be less liquid than that of higher rated securities; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. See "Appendix -- Certain Portfolio Securities -- Ratings."

     USE OF DERIVATIVES -- The Fund may invest, to a limited extent, in derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. The Derivatives the Fund may use include options and futures. While Derivatives can be used effectively in furtherance of the Fund's investment objective, under certain market conditions, they can increase the volatility of the Fund's net asset value, can decrease the liquidity of the Fund's portfolio and make more difficult the accurate pricing of the Fund's portfolio. See "Appendix_Investment Techniques_Use of Derivatives" below and "Investment Objective and Management Policies_Management Policies_Derivatives" in the Statement of Additional Information.

     NON-DIVERSIFIED STATUS -- The classification of the Fund as a "non-diversified" investment company means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of the Fund's assets may be invested in the obligations of a limited number of issuers, the Fund's portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter the Fund may not have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, not more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

     SIMULTANEOUS INVESTMENTS -- Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. However, if such other investment companies desire to invest in, or dispose of, the same securities as the Fund, avail able investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

MANAGEMENT OF THE FUND

     INVESTMENT ADVISER -- The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of September 30, 1996, The Dreyfus Corporation managed or administered approximately $81 billion in assets for more than 1.7 million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Fund, subject to the authority of the Fund's Board in accordance with Massachusetts law. The Fund's primary portfolio manager is Monica S. Wieboldt. She has held that position since January 1996 and has been employed by The Dreyfus Corporation since November 1983. The Fund's other portfolio managers are identified in the Statement of Additional Information. The Dreyfus Corporation also provides research services for the Fund and for other funds advised by The Dreyfus Corporation through a professional staff of portfolio managers and securities analysts.

     Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc. AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $220 billion in assets as of June 30, 1996, including approximately $83 billion in proprietary mutual fund assets. As of June 30, 1996, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $876 billion in assets including approximately $57 billion in mutual fund assets.

     For the fiscal year ended November 30, 1995, the Fund paid The Dreyfus Corporation a monthly management fee at the annual rate of .55 of 1% of the value of the Fund's average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of the Fund, which would have the effect of lowering the overall expense ratio of the Fund and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     In allocating brokerage transactions for the Fund, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for the Fund. See "Portfolio Transactions" in the Statement of Additional Information.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.

     DISTRIBUTOR -- The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

     TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN -- Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

HOW TO BUY SHARES

     GENERAL -- Fund shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents"), except that full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

     When purchasing Fund shares, you must specify which Class is being purchased. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. The Fund reserves the right to reject any purchase order.

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus, and to the extent permitted by applicable regulatory authority, may charge their clients direct fees which would be in addition to any amounts which might be received under the Shareholder Services Plan. You should consult your Service Agent in this regard.

     The minimum initial investment is $1,000. Subsequent investments must be at least $100. The initial investment must be accompanied by the Account Application. The Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

     You may purchase Fund shares by check or wire, or through the TELETRANSFER Privilege described below. Checks should be made payable to "The Dreyfus Family of Funds." Payments which are mailed should be sent to Premier New York Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. If you are opening a new account, please enclose your Account Application indicating which Class of shares is being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed. Neither initial nor subsequent investments should be made by third party check.

     Wire payments may be made if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, together with the Fund's DDA #8900119284/Premier New York Municipal Bond Fund, for purchase of Fund shares in your name. The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset BuilderRegistration Mark and the Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

     Fund shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. The Fund's investments are valued each business day by an independent pricing service approved by the Fund's Board and are valued at fair value as determined by the pricing service. The pricing service's procedures are reviewed under the general supervision of the Fund's Board. For further information regarding the methods employed in valuing Fund investments, see "Determination of Net Asset Value" in the Statement of Additional Information.

     If an order is received in proper form by the Transfer Agent by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time) on any business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

     Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on a business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

     CLASS A SHARES -- The public offering price for Class A shares is the net asset value per share of that Class plus a sales load as shown below:


                                                                Total Sales Load
                                                 ----------------------------------------------------------
                                                   As a % of As a % of                Dealers' Reallowance
                                                     offering price                       net asset value           as a % of
        Amount of Transaction                     per share  per share                    offering price
        -----------------------                 -------------------------            ----------------------     ----------------
        Less than $50,000................                 4.50                                4.70                     4.25
        $50,000 to less than $100,000....                 4.00                                4.20                     3.75
        $100,000 to less than $250,000...                 3.00                                3.10                     2.75
        $250,000 to less than $500,000...                 2.50                                2.60                     2.25
        $500,000 to less than $1,000,000.                 2.00                                2.00                     1.75
        $1,000,000 or more...............                 -0-                                 -0-                       -0-


     A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The terms contained in the section of the Prospectus entitled "How to Redeem Shares -- Contingent Deferred Sales Charge" (other than the amount of the CDSC and its time periods) are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

     Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage-related or clearing arrangement with an NASD member firm or other financial institution with respect to sales of Fund shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children at net asset value, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing.

     Class A shares may be purchased at net asset value through certain brokers-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, through a broker-dealer or other financial institution with the proceeds from the redemption of shares of a registered open-end management investment company not managed by The Dreyfus Corporation or its affiliates. The purchase of Class A shares of the Fund must be made within 60 days of such redemption and the shareholder must have either (i) paid an initial sales charge or a contingent deferred sales charge or (ii) been obligated to pay at any time during the holding period, but did not actually pay on redemption, a deferred sales charge with respect to such redeemed shares.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i)qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

     The dealer reallowance may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by The Dreyfus Corporation which are sold with a sales load, such as the Fund. In some instances, those incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

     CLASS B SHARES -- The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described under "How to Redeem Shares." The Distributor compensates certain Service Agents for selling Class B and Class C shares at the time of purchase from the Distributor's own assets. The proceeds of the CDSC and the distribution fee, in part, are used to defray these expenses.

     CLASS C SHARES -- The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Class B Shares" above and "How to Redeem Shares."

     RIGHT OF ACCUMULATION -- CLASS A SHARES -- Reduced sales loads apply to any purchase of Class A shares, shares of other funds in the Premier Family of Funds, shares of certain other funds advised by The Dreyfus Corporation which are sold with a sales load and shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), by you and any related "purchaser" as defined in the Statement of Additional Information, where the aggregate investment, including such purchase, is $50,000 or more. If, for example, you have previously purchased and still hold Class A shares of the Fund, or of any other Eligible Fund or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A shares of the Fund or an Eligible Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4% of the offering price. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

     To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

     TELETRANSFER PRIVILEGE -- You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus. You should consult your Service Agent in this regard.

        FUND EXCHANGES

     Clients of certain Service Agents may purchase, in exchange for Class A, Class B or Class C shares of the Fund, shares of the same Class in certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in your state of residence. These funds have different investment objectives which may be of interest to you. You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchange of shares from an Exchange Account only can be made into certain other funds managed or administered by The Dreyfus Corporation. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Auto-Exchange Privilege, Dividend Sweep and the Automatic Withdrawal Plan. To use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

     To request an exchange, your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable"No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories, by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares -- Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made:
Telephone Exchange Privilege, Check Redemption Privilege, TELETRANSFER Privilege, and the dividend/ capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B shares or Class C shares exchanged. If you are exchanging Class A shares into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

        AUTO-EXCHANGE PRIVILEGE

     Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, in shares of the same class of other funds in the Premier Family of Funds or certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or cancelled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to Premier New York Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Premier Family of Funds or the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

        DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark

     Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. At your option, the bank account designated by you will be debited in the specified amount, and Fund shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days . Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to Premier New York Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

        GOVERNMENT DIRECT DEPOSIT PRIVILEGE

     Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

        DIVIDEND OPTIONS

     Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a CDSC, the shares purchased will be subject on redemption to the CDSC, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to Premier New York Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

        AUTOMATIC WITHDRAWAL PLAN

     The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An application for the Automatic Withdrawal Plan can be obtained by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

     No CDSC with respect to Class B shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that the amounts withdrawn under the plan do not exceed on an annual basis 12% of the account value at the time the shareholder elects to participate in the Automatic Withdrawal Plan. Withdrawals with respect to Class B shares under the Automatic Withdrawal Plan that exceed on an annual basis 12% of the value of the shareholder's account will be subject to a CDSC on the amounts exceeding 12% of the initial account value. Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A shares where the sales load is imposed concurrently with withdrawals of Class A shares generally are undesirable.

        LETTER OF INTENT -- CLASS A SHARES

     By signing a Letter of Intent form, which can be obtained by calling 1-800-645-6561, you become eligible for the reduced sales load applicable to the total number of Eligible Fund shares purchased in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. A minimum initial purchase of $5,000 is required. To compute the applicable sales load, the offering price of shares you hold (on the date of submission of the Letter of Intent) in any Eligible Fund that may be used toward "Right of Accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent. However, the reduced sales load will be applied only to new purchases.

     The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. The escrow will be released when you fulfill the terms of the Letter of Intent by purchasing the specified amount. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, you will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A shares held in escrow to realize the difference. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was executed.

HOW TO REDEEM SHARES

        GENERAL

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Fund will redeem the shares at the next determined net asset value as described below. If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

     The Fund imposes no charges (other than any applicable CDSC) when shares are redeemed. Service Agents may charge their clients a nominal fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY THE TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 30 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

        CONTINGENT DEFERRED SALES CHARGE

     CLASS B SHARES -- A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of Class B shares above the dollar amount of all your payments for the purchase of Class B shares of the Fund held by you at the time of redemption.

     If the aggregate value of the Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

                In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

     The following table sets forth the rates of the CDSC for Class B shares, except as set forth below:

        Year Since                           CDSC as a % of Amount
        Purchase Payment                     Invested or Redemption
        Was Made                                   Proceeds
        -----------------                   ------------------------
        First..........................               4.00
        Second.........................               4.00
        Third..........................               3.00
        Fourth.........................               3.00
        Fifth..........................               2.00
        Sixth..........................               1.00



                The following table sets forth the rates of the CDSC for Class B shares purchased by shareholders who beneficially owned Class B shares on November 30, 1996:
        Year Since                          CDSC as a % of Amount
        Purchase Payment                    Invested or Redemption
        Was Made                                  Proceeds
        -----------------                  ------------------------
        First..........................             3.00
        Second.........................             3.00
        Third..........................             2.00
        Fourth.........................             2.00
        Fifth..........................             1.00
        Sixth..........................             0.00


     In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years (five years for shareholders beneficially owning Class B shares on November 30, 1996); then of amounts representing the cost of shares purchased six years (five years for shareholders beneficially owning Class B shares on November 30, 1996) prior to the redemption; and finally, of amounts representing the cost of shares held for the longest period of time within the applicable six-year period (five-year period for shareholders beneficially owning Class B shares on November 30, 1996).

     For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

     CLASS C SHARES -- A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge -- Class B Shares" above.

     WAIVER OF CDSC -- The CDSC will be waived in connection with (a) redemptions made within one year after the death or disability, as defined in
Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor exceeds $1,000,000, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70 1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described in the Fund's Prospectus. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure in the Fund's Prospectus will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus at the time of the purchase of such shares.

     To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

        PROCEDURES

     You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent, through the Check Redemption Privilege with respect to Class A shares only, or the TELETRANSFER Privilege. If you are a client of a Selected Dealer, you may redeem shares through the Selected Dealer. If you have given your Service Agent authority to instruct the Transfer Agent to redeem shares and to credit the proceeds of such redemptions to a designated account at your Service Agent, you may redeem shares only in this manner and in accordance with the regular redemption procedure described below. If you wish to use the other redemption methods described below, you must arrange with your Service Agent for delivery of the required application(s) to the Transfer Agent. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption or TELETRANSFER Privilege.

     Your redemption request may direct that the redemption proceeds be used to purchase shares of other funds advised or administered by The Dreyfus Corporation that are not available through the Exchange Privilege. The applicable CDSC will be charged upon the redemption of Class B or Class C shares. Your redemption proceeds will be invested in shares of the other fund on the next business day. Before you make such a request, you must obtain and should review a copy of the current prospectus of the fund being purchased. Prospectuses may be obtained by calling 1-800-645-6561. The prospectus will contain information concerning minimum investment requirements and other conditions that may apply to your purchase.

     You may redeem Fund shares by telephone if you have checked the appropriate box on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you select the TELETRANSFER redemption privilege or telephone exchange privilege (which is granted automatically unless you refuse it), you authorize the Transfer Agent to act on telephone instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a TELETRANSFER redemption or an exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if TELETRANSFER redemption had been used. During the delay, the Fund's net asset value may fluctuate.

     REGULAR REDEMPTION -- Under the regular redemption procedure, you may redeem shares by written request mailed to Premier New York Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. Written redemption requests must specify the Class of shares being redeemed. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. If you have any questions with respect to signature-guarantees, please contact your Service Agent or call the telephone number listed on the cover of this Prospectus.

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

     CHECK REDEMPTION PRIVILEGE -- CLASS A SHARES -- You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Potential fluctuations in the net asset value of Class A shares should be considered in determining the amount of the check. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor the Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. This Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions (See "Dividends, Distributions and Taxes"). Any Redemption Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

     TELETRANSFER PRIVILEGE -- You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request or, at your request, paid by check (maximum $150,000 per day) and mailed to your address. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

     REDEMPTION THROUGH A SELECTED DEALER -- If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Fund Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

     In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

     REINVESTMENT PRIVILEGE -- Upon written request, you may reinvest up to the number of Class A or Class B shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising the Exchange Privilege. Upon reinvestment, with respect to Class B shares, or Class A shares if such shares were subject to a CDSC, the shareholder's account will be credited with an amount equal to the CDSC previously paid upon redemption of the Class A or Class B shares reinvested. The Reinvestment Privilege may be exercised only once.


 DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

        DISTRIBUTION PLAN

     Under the Distribution Plan, adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B and .75 of 1% of the value of the average daily net assets of Class C.

        SHAREHOLDER SERVICES PLAN

     Under the Shareholder Services Plan, the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares a fee at the annual rate of .25 of 1% of the value of the average daily net assets of each such Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     The Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. Fund shares begin earning income dividends on the day immediately available funds ("Federal Funds" (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank)) are received by the Transfer Agent in written or telegraphic form. If a purchase order is not accompanied by remittance in Federal Funds, there may be a delay between the time the purchase order becomes effective and the time the shares purchased start earning dividends. If your payment is not made in Federal Funds, it must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.

     Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional shares of the Class from which they were paid at net asset value without a sales load or, at your option, paid in cash. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions from net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. The Fund will not make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive dividends and distributions in cash or to reinvest in additional Fund shares of the same Class from which they were paid at net asset value without a sales load. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a particular Class will be borne exclusively by such Class. Class B and Class C shares will receive lower per share dividends than Class A shares because of the higher expenses borne by the relevant Class. See "Fee Table."

     Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by the Fund will not be subject to Federal income tax. Dividends and distributions derived from Taxable Investments, from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Appendix -- Investment Techniques," will be subject to Federal income tax. The Fund anticipates that a substantial portion of the dividends paid by it will not be subject to Federal, New York State or New York City personal income taxes. To the extent that you are obligated to pay state or local taxes outside of the State of New York, dividends earned by an investment in the Fund may represent taxable income. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains and gains from the sale or other disposition of certain market discount bonds, paid by the Fund are subject to Federal income tax as ordinary income whether or not reinvested. No dividend paid by the Fund will qualify for the dividends received deduction allowable to certain U.S. corporations. Distributions from net realized long-term securities gains of the Fund generally are subject to Federal income tax as long-term capital gains if you are a citizen or resident of the United States. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Under the Code, interest on indebtedness incurred or continued to purchase or carry Fund shares which is deemed to relate to exempt-interest dividends is not deductible.

     Although all or a substantial portion of the dividends paid by the Fund may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes, the Fund may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, (ii) a component of the "adjusted current earnings" preference item for purposes of the corporate alternative minimum tax as well as a component in computing the corporate environmental tax or (iii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If the Fund purchases such securities, the portion of the Fund's dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     The Code provides for the "carryover" of some or all of the sales load imposed on Class A shares if you exchange your Class A shares for shares of another fund advised by The Dreyfus Corporation within 91 days of purchase and such other fund reduces or eliminates its otherwise applicable sales load for the purpose of the exchange. In this case, the amount of the sales load charge for Class A shares, up to the amount of the reduction of the sales load charged in the exchange, is not included in the basis of your Class A shares for purposes of computing gain or loss on the exchange, and instead is added to the basis of the fund shares received on the exchange.

     The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to Federal tax. These dollar amounts will vary depending on the size and length of time of your investment in the Fund. If the Fund pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividends as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of taxable dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     Management of the Fund believes that the Fund has qualified for the fiscal year ended November 30, 1995 as a "regulated investment company" under the Code. The Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. Such qualification relieves the Fund of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. The Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

     You should consult your tax adviser regarding specific questions as to Federal, state or local taxes.

PERFORMANCE INFORMATION

     For purposes of advertising, performance for each Class of shares may be calculated on several bases, including current yield, tax equivalent yield, average annual total return and/or total return. These total return figures reflect changes in the price of the shares and assume that any income dividends and/or capital gain distributions made by the Fund during the measuring period were reinvested in shares of the same Class. Class A total return figures include the maximum initial sales charge and Class B and Class C total return figures include any applicable CDSC. These figures also take into account any applicable service and distribution fees. As a result, at any given time, the performance of Class B and Class C should be expected to be lower than that of Class A. Performance for each Class will be calculated separately.

     Current yield refers to the Fund's annualized net investment income per share over a 30-day period, expressed as a percentage of the net asset value (or maximum offering price in the case of Class A) per share at the end of the period. For purposes of calculating current yield, the amount of net investment income per share during that 30-day period, computed in accordance with regulatory requirements, is compounded by assuming that it is reinvested at a constant rate over a six-month period. An identical result is then assumed to have occurred during a second six-month period which, when added to the result for the first six months, provides an "annualized" yield for an entire one-year period. Calculations of the Fund's current yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated current yield calculated as described above.

     Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in the Fund was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of the Fund's performance will include the average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which the Fund has operated.

     Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value (maximum offering price in the case of Class A) per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return. Total return also may be calculated by using the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. Calculations based on the net asset value per share do not reflect the deduction of the applicable sales charge on Class A shares, which, if reflected, would reduce the performance quoted.

     Performance will vary from time to time and past results are not necessarily representative of future results. Investors should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses. Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.

     Comparative performance information may be used from time to time in advertising or marketing the Fund's shares, including data from Lipper Analytical Services, Inc., Moody's Bond Survey Bond Index, Lehman Brothers Municipal Bond Index, Morningstar, Inc. and other industry publications.

GENERAL INFORMATION

     The Fund was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust (the "Trust Agreement") dated June 4, 1986, and commenced operations on December 31, 1986. Prior to July 2, 1990, the Fund's name was Premier New York Tax Exempt Bond Fund. The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. The Fund's shares are classified into three classes _ Class A, Class B and Class C. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law. Only holders of Class B or Class C shares, as the case may be, will be entitled to vote on matters submitted to shareholders pertaining to the Distribution Plan.

     Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which manage ment believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund. As discussed under "Management of the Fund" in the Statement of Additional Information, the Fund ordinarily will not hold shareholder meetings; however, shareholders under certain circumstances may have the right to call a meeting of shareholders for the purpose of voting to remove Trustees.

     The Transfer Agent maintains a record of your ownership and sends you confirmations and statements of account.

     Shareholder inquiries may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

APPENDIX

        INVESTMENT TECHNIQUES

     BORROWING MONEY -- The Fund may borrow money from banks, but only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

     SHORT-SELLING -- In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

     Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets. The Fund may not sell short the securities of any single issuer listed on a national securities exchange to the extent of more than 5% of the value of the Fund's net assets. The Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

     The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns in order to hedge an unrealized gain on the security. At no time will the Fund have more than 15% of the value of its net assets in deposits on short sales against the box.

     USE OF DERIVATIVES -- The Fund may invest in the types of Derivatives enumerated under "Description of the Fund -- Investment Considerations and Risks -- Use of Derivatives." These instruments and certain related risks are described more specifically under "Investment Objective and Management Policies -- Management Policies -- Derivatives" in the Statement of Additional Information.

     Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

     Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Fund's performance.

     If the Fund invests in Derivatives at inappropriate times or judges the market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if it were unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     Although the Fund is not a commodity pool, Derivatives subject the Fund to the rules of the Commodity Futures Trading Commission which the limit the extent to which the Fund can invest in certain Derivatives. The Fund may invest in futures contracts and options with respect thereto for hedging purposes without limit. However, the Fund may not invest in such contracts and options for other purposes if the sum of the amount of initial margin deposits and premiums paid for unexpired options with respect to such contracts, other than bona fide hedging purposes, exceed 5% of the liquidation value of the Fund's assets, after taking into account unrealized profits and unrealized losses on such contracts and options; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation.

     The Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. The Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time of such option contracts are written. When required by the Securities and Exchange Commission, The Fund will set aside permissible liquid assets in a segregated account to cover its obligations relating to its transactions in Derivatives. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a Derivative position at a reasonable price.

     LENDING PORTFOLIO SECURITIES -- The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Fund continues to be entitled to payments in amounts equal to the interest or other distribu tions payable on the loaned securities which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities may not exceed 331/3 % of the value of the Fund's total assets, and the Fund will receive collateral consisting of cash, U. S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans are terminable at any time upon specified notice. The Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.

     FORWARD COMMITMENTS -- The Fund may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. A segregated account of the Fund consisting of permissible liquid assets at least equal at all times to the amount of the commitments will be established and maintained at the Fund's custodian bank.

       CERTAIN PORTFOLIO SECURITIES

     CERTAIN TAX EXEMPT OBLIGATIONS -- The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

     TAX EXEMPT PARTICIPATION INTERESTS -- The Fund may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

     TENDER OPTION BONDS -- The Fund may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligations, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

     CUSTODIAL RECEIPTS -- The Fund may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Obligations which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Obligations deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying Municipal Obligations. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. This class's interest rate generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying Municipal Obligations. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Obligation of comparable quality and maturity and their purchase by the Fund should increase the volatility of its net asset value and, thus, its price per share. These custodial receipts are sold in private placements. The Fund also may purchase directly from issuers, and not in a private placement, Municipal Obligations having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

     STAND-BY COMMITMENTS -- The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with Stand-by commitments will be taxable. The Fund also may acquire call options on specific Municipal Obligations. The Fund generally would purchase these call options to protect the Fund from the issuer of the related Municipal Obligation redeeming, or other holder of the call option from calling away, the Municipal Obligation before maturity. The sale by the Fund of a call option that it owns on a specific Municipal Obligation could result in the receipt of taxable income by the Fund.

     ZERO COUPON SECURITIES -- The Fund may invest in zero coupon securities which are debt securities issued or sold at a discount from their face value which do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. The market prices of zero coupon securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit qualities.

     ILLIQUID SECURITIES -- The Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     TAXABLE INVESTMENTS -- From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. When the Fund has adopted a temporary defensive position, including when acceptable New York Municipal Obligations are unavailable for investment by the Fund, in excess of 35% of the Fund's net assets may be invested in securities that are not exempt from New York State and New York City income taxes. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. Taxable Investments are more fully described in the Statement of Additional Information, to which reference hereby is made.

     RATINGS -- Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated BB by Fitch are considered speculative and the payment of principal and interest may be affected at any time by adverse economic changes. Bonds rated C by Moody's are regarded as having extremely poor prospects of ever attaining any real investment standing. Bonds rated D by S&P are in default and the payment of interest and/or repayment of principal is in arrears. Bonds rated DDD, DD or D by Fitch are in actual or imminent default, are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the issuer; DDD represents the highest potential for recovery of such bonds; and D represents the lowest potential for recovery. Such bonds, though high yielding, are characterized by great risk. See "Appendix B" in the Statement of Additional Information for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations.

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Although these ratings may be an initial criterion for selection of portfolio investments, The Dreyfus Corporation also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal. The Fund's ability to achieve its investment objective may be more dependent on The Dreyfus Corporation's credit analysis than might be the case for a fund that invested in higher rated securities.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                                                                    PTNp120196
                [This Page Intentionally Left Blank]

PREMIER INSURED MUNICIPAL BOND FUND

PROSPECTUS                                                  DECEMBER 2, 1996

     Premier Insured Municipal Bond Fund (the "Fund") is an open-end, management investment company, known as a mutual fund. The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital.

     The Fund permits you to invest in any of six separate non-diversified portfolios (each, a "Series"): the National Series, the California Series, the Connecticut Series, the Florida Series, the New Jersey Series and the New York Series. Each Series invests primarily in a portfolio of Municipal Obligations (as defined below) that are insured as to the timely payment of principal and interest by recognized insurers of Municipal Obligations. Each Series other than the National Series will invest primarily in Municipal Obligations issued by issuers in the State after which it is named. It is anticipated that substantially all dividends paid by each Series will be exempt from Federal income tax and also, where applicable, will be exempt from the personal income tax of the State after which the Series is named.

     By this Prospectus, each Series is offering three Classes of shares -- Class A, Class B and Class C -- which are described herein. See "Alternative Purchase Methods."

     The Fund provides free redemption checks with respect to Class A shares, which you can use in amounts of $500 or more for cash or to pay bills. You can purchase or redeem all Classes of shares by telephone using the TELETRANSFER Privilege.

     The Dreyfus Corporation professionally manages the Fund's portfolio.

     This Prospectus sets forth concisely information about the Fund that you should know before investing. It should be read and retained for future reference.

     The Statement of Additional Information, dated December 2, 1996, which may be revised from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, a nd other information regarding the Fund. For a free copy of the Statement of Additional Information, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-554-4611. When telephoning, ask for Operator 144.

     MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

TABLE OF CONTENTS

                   Fee Table..................................               3
                   Condensed Financial Information............               6
                   Alternative Purchase Methods...............              11
                   Description of the Fund....................              12
                   Management of the Fund.....................              19
                   How to Buy Shares..........................              21
                   Shareholder Services.......................              24
                   How to Redeem Shares.......................              28
                   Distribution Plan and Shareholder Services Plan          32
                   Dividends, Distributions and Taxes.........              33
                   Performance Information....................              37
                   General Information........................              38
                   Appendix...................................              40

FEE TABLE
                                                                  CALIFORNIA                        CONNECTICUT
                                                                    SERIES                             SERIES
                                                     ----------------------------------  --------------------------------
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                       ---------  ---------  ---------    ---------  ---------  ---------
        Shareholder Transaction Expenses
         Maximum Sales Load Imposed on Purchases
           (as a percentage of offering price)           4.50%      None       None         4.50%      None       None
         Maximum Deferred Sales Charge
           Imposed on Redemption (as a percentage
           of the amount subject to charge)              None*      4.00%      1.00%        None*      4.00%      1.00%
        Annual Fund Operating Expenses
         (as a percentage of average daily net assets)
         Management Fees.......                           .55%       .55%       .55%         .55%       .55%       .55%
         12b-1 Fees............                          None        .50%       .75%        None        .50%       .75%
         Other Expenses........                           .89%       .92%      1.95%         .61%       .61%       .68%
         Total Series Operating Expenses                 1.44%      1.97%      3.25%        1.16%      1.66%      1.98%
        Example
         You would pay the following expenses on a $1,000 investment, assuming
         (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                    ---------        ---------    ---------  ---------    ----------      --------
        1 Year.................                          $ 59      $60/$20**   $43/$33**    $ 56       $57/$17**  $30/$20**
        3 Years................                          $ 89      $92/$62**   $100         $ 80       $82/$52**  $ 62
        5 YEARS................                          $120      $126/$106** $170         $106       $110/$90** $107
        10 YEARS...............                          $210      $203***     $355         $180       $171***    $231

        * A contingent deferred sales charge of 1.00% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.

        **   Assuming no redemption of shares.

        *** Ten-year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

                                                                   FLORIDA                            NATIONAL
                                                                   SERIES                              SERIES
                                                     ----------------------------------  --------------------------------
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                       ---------  ---------  ---------    ---------  ---------  ---------
        Shareholder Transaction Expenses
         Maximum Sales Load Imposed on Purchases
           (as a percentage of offering price)           4.50%      None       None         4.50%      None       None
         Maximum Deferred Sales Charge
           Imposed on Redemption(as a percentage of
           the amount subject to charge)                 None*      4.00%      1.00%        None*      4.00%      1.00%
        Annual Fund Operating Expenses
         (as a percentage of average daily net assets)
         Management Fees.......                           .55%       .55%       .55%         .55%       .55%       .55%
         12b-1 Fees............                          None        .50%       .75%        None        .50%       .75%
         Other Expenses........                           .63%       .62%       .56%         .75%       .76%      1.20%
         Total Series Operating Expenses                 1.18%      1.67%      1.86%        1.30%      1.81%      2.50%
        Example
         You would pay the following expenses on a $1,000 investment, assuming
         (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                       ---------  ---------  ---------    ---------  ---------  ---------
        1 Year.................                          $ 56       $57/$17**  $29/$19**    $58        $58/$18**  $35/$21**
        3 Years................                          $ 81       $83/$53**  $58          $84        $87/$57**  $78
        5 YEARS................                          $107       $111/$91** $101         $113       $118/$98** $133
        10 YEARS...............                          $182       $173***    $218         $195       $187***    $284

        * A contingent deferred sales charge of 1.00% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.
        **   Assuming no redemption of shares.
        *** Ten-year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

                                                                   NEW JERSEY                        NEW YORK
                                                                     SERIES                           SERIES
                                                     ----------------------------------  --------------------------------
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                       ---------  ---------  ---------    ---------  ---------  ---------
        Shareholder Transaction Expenses
         Maximum Sales Load Imposed on Purchases
           (as a percentage of offering price)           4.50%      None       None         4.50%      None       None
         Maximum Deferred Sales Charge
           Imposed on Redemption
         ..(as a percentage of the
         ..amount subject to charge)                     None*      4.00%      1.00%        None*      4.00%      1.00%
        Annual Fund Operating Expenses
         (as a percentage of average daily net assets)
         Management Fees.......                           .55%       .55%       .55%         .55%       .55%       .55%
         12b-1 Fees............                          None        .50%       .75%        None        .50%       .75%
         Other Expenses........                           .67%       .66%       .67%         .69%       .69%      1.03%
         Total Series Operating Expenses                 1.22%      1.71%      1.97%        1.24%      1.74%      2.33%
        Example
         You would pay the following expenses on a $1,000 investment, assuming
         (1) 5% annual return and (2) except where noted, redemption at the end of each time period:
                                                        Class A    Class B    Class C      Class A    Class B    Class C
                                                       ---------  ---------  ---------    ---------  ---------  ---------
        1 Year.................                          $ 57       $57/$17**  $30/$20**    $ 57       $58/$18**  $34/$24**
        3 Years................                          $ 82       $84/$54**  $62          $ 83       $85/$55**  $73
        5 YEARS................                          $109       $113/$93** $106         $110       $114/$94** $125
        10 YEARS...............                          $186       $177***    $230         $188       $180***    $267

        * A contingent deferred sales charge of 1.00% may be assessed on certain redemptions of Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.

        **   Assuming no redemption of shares.

        *** Ten-year figure assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

------------------------------------------------------------------------------
        THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH SERIES' ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.
------------------------------------------------------------------------------

     The purpose of the foregoing table is to assist you in understanding the costs and expenses borne by the Fund and investors, the payment of which will reduce investors' annual return. Long-term investors in Class B or Class C shares could pay more in 12b-1 fees than the economic equivalent of paying a front-end sales charge. The information in the foregoing table does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. See "Management of the Fund," "How to Buy Shares," "How to Redeem Shares" and "Distribution Plan and Shareholder Services Plan."

        CONDENSED FINANCIAL INFORMATION

     The information in the following tables has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional Information. Further financial data and related notes are included in the Statement of Additional Information, available upon request.

        FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of beneficial interest outstanding, total investment return, ratios to average net assets and other supplemental data for each Series for each year indicated. This information has been derived from the Series' financial statements.

                                                                                  CALIFORNIA SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                                YEAR ENDED JULY 31,                YEAR ENDED JULY 31,               YEAR ENDED
                                         ------------------------------     ------------------------------

PER SHARE DATA                             1994(1)     1995     1996        1994(1)      1995      1996         JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------

    Net asset value, beginning of year      $12.50     $11.56   $11.56       $12.50      $11.57   $11.57             $12.24
                                            -------    -------  -------      -------     -------  -------             ------
    INVESTMENT OPERATIONS:
    Investment income_net.                     .62        .64      .50          .56         .58      .44                .26
    Net realized and unrealized gain (loss)
    on investments........                    (.94)       ._-      .39         (.93)        ._-      .40               (.27)
                                            -------    -------  -------      -------     -------  -------             ------
    TOTAL FROM INVESTMENT OPERATIONS          (.32)       .64      .89         (.37)        .58      .84               (.01)
                                            -------    -------  -------      -------     -------  -------             ------
    DISTRIBUTIONS:
    Dividends from investment
    income--net...........                    (.62)      (.64)    (.50)        (.56)       (.58)    (.44)              (.26)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $11.56     $11.56   $11.95       $11.57      $11.57   $11.97             $11.97
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN (3)              (2.79%)(4)      5.80%    7.77%   (3.20%)(4)       5.27%    7.30%          (.11%)(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .08%    1.18%      .50%(4)        .57%    1.70%           2.04%(4)
    Ratio of net investment income to
    average net assets....                 5.30%(4)      5.56%    4.20%     4.78%(4)        5.10%   3.66%           3.19%(4)
    Decrease reflected in
      above ratios due to
      undertakings by The Dreyfus
Corporation (limited to the expense
limitation provision of the
Management Agreement).....                 2.50%(4)      1.49%       .26%   2.50%(4)        1.55%       .27%        1.21%(4)
    Portfolio Turnover Rate                    ._-       3.86%     58.47%       ._-         3.86%     58.47%          58.47%
    Net Assets, end of year (000's omitted) $1,473     $3,525     $3,156     $2,658       $3,793     $4,135              $1
        (1).From August 19, 1993 (commencement of operations) to July 31, 1994.
        (2).From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3).Exclusive of sales load.
        (4) Annualized.

                                                                                  CONNECTICUT SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                               YEAR ENDED JULY 31,                YEAR ENDED JULY 31,                YEAR ENDED
                                         ------------------------------     ------------------------------
PER SHARE DATA                              1994(1)    1995     1996         1994(1)     1995     1996            JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------
    Net asset value, beginning of year      $12.50     $12.76   $12.95       $12.50      $12.76   $12.96             $13.43
                                            -------    -------  -------      -------     -------  -------             ------
    INVESTMENT OPERATIONS:
    Investment income--net                     .19        .72      .61          .17         .65      .55                .33
    Net realized and unrealized gain
    (loss) on investments                      .26        .19      .03          .26         .20      .02               (.45)
                                            -------    -------  -------      -------     -------  -------             ------
    TOTAL FROM INVESTMENT OPERATIONS           .45        .91      .64          .43         .85      .57               (.12)
                                            -------    -------  -------      -------     -------  -------             ------
    DISTRIBUTIONS:
    Dividends from investment income_net      (.19)      (.72)    (.61)        (.17)       (.65)    (.55)              (.33)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $12.76     $12.95   $12.98       $12.76      $12.96   $12.98              $12.98
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN(3)                 3.61%(4)      7.43%    5.01%     3.49%(4)       6.95%    4.40%         (1.32%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .07%    1.03%      .50%(5)        .58%    1.54%           1.98%(5)
    Ratio of net investment income to
     average net assets....                5.17%(5)      5.66%    4.66%     4.77%(5)       5.11%    4.15%           3.94%(5)
    Decrease reflected in
     above ratios due to
     undertakings by The Dreyfus
Corporation (limited to the expense
limitation provision of the
Management Agreement).....                 2.50%(5)      1.10%     .13%     2.50%(5)       1.09%     .12%               ._-
    Portfolio Turnover Rate                    ._-       5.33%   30.21%         ._-        5.33%   30.21%             30.21%
    Net Assets, end of year
      (000's omitted)                       $8,438    $12,451  $11,117       $6,916     $16,612  $17,333               $173
        (1).From May 5, 1994 (commencement of operations) to July 31, 1994.
        (2) From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3) Exclusive of sales load.
        (4).Not annualized.
        (5).Annualized.

                                 FLORIDA SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                                YEAR ENDED JULY 31,                YEAR ENDED JULY 31,               YEAR ENDED
                                         ------------------------------     ------------------------------
PER SHARE DATA                             1994(1)     1995     1996        1994(1)      1995     1996            JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------
    Net asset value, beginning of year      $12.50     $12.79   $13.07       $12.50      $12.78   $13.08             $13.76
                                            -------    -------  -------      -------     -------  -------             ------
    Investment Operations:
    Investment income_net.                     .19        .73      .63          .17         .67      .56                .34
    Net realized and unrealized gain
    (loss) on investments.                     .29        .28      .21          .28         .30      .20               (.48)
                                            -------    -------  -------      -------     -------  -------             ------
    Total from Investment Operations           .48       1.01      .84          .45         .97      .76               (.14)
                                            -------    -------  -------      -------     -------  -------             ------
    Distributions:
    Dividends from investment income_net      (.19)      (.73)     .63         (.17)       (.67)    (.56)              (.34)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $12.79     $13.07   $13.28       $12.78      $13.08   $13.28             $13.28
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN(3)                 3.83%(4)      8.24%    6.48%     3.62%(4)       7.86%    5.89%         (1.51%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .09%    1.04%      .50%(5)        .59%    1.52%           1.86%(5)
    Ratio of net investment
    income to average net assets.......    5.11%(5)      5.72%    4.70%     4.62%(5)       5.20%    4.23%           3.78%(5)
    Decrease reflected in
     above ratios due to
     undertakings by
     The Dreyfus Corporation               2.06%(5)      1.02%     .14%     2.02%(5)       1.00%     .15%                _-
    Portfolio Turnover Rate                    .--        .78%   12.70%         ._-         .78%    12.70%            12.70%
    Net Assets, end of year
     (000's omitted)                       $10,405    $19,541  $16,515      $12,320     $21,275  $18,210                 $1
        (1).From May 4, 1994 (commencement of operations) to July 31, 1994.
        (2) From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3) Exclusive of sales load.
        (4).Not annualized.
        (5).Annualized.

                                        NATIONAL SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                                YEAR ENDED JULY 31,                YEAR ENDED JULY 31,               YEAR ENDED
                                         ------------------------------     ------------------------------
PER SHARE DATA                             1994(1)     1995     1996        1994(1)      1995     1996            JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------
    Net asset value, beginning of year      $12.50     $12.94   $13.01       $12.50      $12.95   $13.01             $13.53
                                            -------    -------  -------      -------     -------  -------             ------
    INVESTMENT OPERATIONS:
    Investment income_net.                     .18        .77      .63          .16         .71      .57                .34
    Net realized and unrealized gain
    (loss) on investments.                     .44        .07      .08          .45         .06      .09               (.43)
                                            -------    -------  -------      -------     -------  -------             ------
    TOTAL FROM INVESTMENT OPERATIONS           .62        .84      .71          .61         .77      .66               (.09)
                                            -------    -------  -------      -------     -------  -------             ------
    DISTRIBUTIONS:
    Dividends from investment income--net     (.18)      (.77)    (.63)        (.16)       (.71)    (.57)              (.34)
    Dividends from net realized gain
    on investments........                     ._-        ._-     (.03)         ._-         ._-     (.03)              (.03)
                                            -------    -------  -------      -------     -------  -------             ------
    TOTAL DISTRIBUTIONS...                    (.18)      (.77)    (.66)        (.16)       (.71)    (.60)              (.37)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $12.94     $13.01   $13.06       $12.95      $13.01   $13.07             $13.07
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN(3)                 4.99%(4)      6.86%    5.56%     4.94%(4)       6.24%    5.09%          (.94%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .08%    1.17%      .50%(5)        .59%    1.68%           2.08%(5)
    Ratio of net investment income to average
    net assets ...........                 5.44%(5)      6.02%    4.80%     4.90%(5)       5.51%    4.28%           3.84%(5)
    Decrease reflected in above ratios due to undertakings by The Dreyfus
      Corporation (limited to the expense limitation provision
    of the Management Agreement)           2.50%(5)      1.25%     .13%     2.50%(5)       1.27%      13%           1.17%(5)
    Portfolio Turnover Rate                    ._-       9.17%   29.73%         .-_        9.17%   29.73%             29.73%
    Net Assets, end of year (000's omitted) $2,525     $8,272   $8,409       $3,343      $9,739  $10,860                 $1
        (1).From May 4, 1994 (commencement of operations) to July 31, 1994.
        (2) From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3).Exclusive of sales load.
        (4).Not annualized.
        (5).Annualized.

                                NEW JERSEY SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                                YEAR ENDED JULY 31,                YEAR ENDED JULY 31,                YEAR ENDED
                                         ------------------------------     ------------------------------
PER SHARE DATA                             1994(1)     1995     1996        1994(1)      1995     1996            JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------
    Net asset value, beginning of year      $12.50     $12.58   $12.71       $12.50      $12.58   $12.71             $13.21
                                            -------    -------  -------      -------     -------  -------             ------
    INVESTMENT OPERATIONS:
    Investment income_net.                     .18        .71      .59          .16         .65      .52                .32
    Net realized and unrealized gain
    (loss) on investments.                     .08        .13      .08          .08         .13      .08               (.43)
                                            -------    -------  -------      -------     -------  -------             ------
    TOTAL FROM INVESTMENT OPERATIONS           .26        .84      .67          .24         .78      .60               (.11)
                                            -------    -------  -------      -------     -------  -------             ------
    DISTRIBUTIONS:
    Dividends from investment income--net     (.18)      (.71)    (.59)        (.16)       (.65)    (.52)              (.32)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $12.58     $12.71   $12.79       $12.58      $12.71   $12.79             $12.78
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN(3)                 2.07%(4)      7.01%    5.31%     1.94%(4)       6.48%    4.79%         (1.21%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .10%    1.14%      .50%(5)        .61%    1.63%           1.95%(5)
    Ratio of net investment income to
    average net assets....                 5.25%(5)      5.60%    4.55%     4.69%(5)       5.00%    4.04%           3.68%(5)
    Decrease reflected in above ratios due to
    undertakings by The Dreyfus Corporation
(limited to the expense limitation provision of
the Management Agreement).                 2.50%(5)      1.35%     .08%     2.50%(5)       1.29%     .08%            .02%(5)
    Portfolio Turnover Rate                    ._-      43.48%   28.14%         ._-       43.48%   28.14%             28.14%
    Net Assets, end of year (000's omitted) $2,318     $4,981   $5,212       $2,373      $6,852   $8,910                 $6
        (1).From May 4, 1994 (commencement of operations) to July 31, 1994.
        (2) From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3).Exclusive of sales load.
        (4).Not annualized.
        (5) Annualized.

                                 NEW YORK SERIES
                                         ----------------------------------------------------------------------------------------
                                                  CLASS A SHARES                     CLASS B SHARES                CLASS C SHARES
                                         ------------------------------     -------------------------------       ----------------
                                                YEAR ENDED JULY 31,                YEAR ENDED JULY 31,               YEAR ENDED
                                            -------    -------  -------      -------     -------  -------          -------------
PER SHARE DATA                             1994(1)     1995     1996        1994(1)      1995     1996            JULY 31, 1996(2)
                                            -------    -------  -------      -------     -------  -------          -------------
    Net asset value, beginning of year      $12.50     $12.79   $12.75       $12.50      $12.80   $12.77             $13.39
                                            -------    -------  -------      -------     -------  -------             ------
    Investment Operations:
    Investment income_net.                     .18        .71      .59          .16         .64      .53                .33
    Net realized and unrealized gain (loss)
    on investments......              .        .29       (.04)     .16          .30        (.03)     .15               (.46)
                                            -------    -------  -------      -------     -------  -------             ------
    Total from Investment Operations           .47        .67      .75          .46         .61      .68               (.13)
                                            -------    -------  -------      -------     -------  -------             ------
    Distributions:
    Dividends from investment income_net      (.18)      (.71)    (.59)        (.16)       (.64)    (.53)              (.33)
                                            -------    -------  -------      -------     -------  -------             ------
    Net asset value, end of year            $12.79     $12.75   $12.91       $12.80      $12.77   $12.92             $12.93
                                            =======    =======  =======      =======     =======  =======             =======
TOTAL INVESTMENT RETURN(3)                 3.76%(4)      5.53%    5.97%     3.72%(4)       5.08%    5.35%         (1.51%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets    ._-        .09%    1.17%      .50%(5)        .60%    1.68%           1.99%(5)
    Ratio of net investment income to
    average net assets....                 5.28%(5)      5.64%    4.56%     4.87%(5)       5.02%    4.03%           2.99%(5)
    Decrease reflected in above ratios due to
    undertakings by The Dreyfus Corporation
(limited to the expense limitation provision of
the Management Agreement).                 2.50%(5)      1.45%     .07%     2.50%(5)       1.39%     .06%            .34%(5)
    Portfolio Turnover Rate                    ._-       2.76%   26.18%         ._-        2.76%   26.18%             26.18%
    Net Assets, end of year (000's omitted) $2,054     $4,791   $4,768       $2,199      $6,611    $10,197             $103
        (1) From May 6, 1994 (commencement of operations) to July 31, 1994.
        (2) From December 4, 1995 (commencement of initial offering) to July 31, 1996.
        (3) Exclusive of sales load.
        (4) Not annualized.
        (5) Annualized.

     Further information about each Series' performance is contained in its annual report which may be obtained without charge by writing to the address or calling the number set forth on the cover page of this Prospectus.

ALTERNATIVE PURCHASE METHODS

     The Fund offers you three methods of purchasing each Series' shares; you may choose the Class of shares that best suits your needs, given the amount of your purchase, the length of time you expect to hold your shares and any other relevant circumstances. Each Series' share represents an identical pro rata interest in that Series' investment portfolio.

     As to each Series, Class A shares are sold at net asset value per share plus a maximum initial sales charge of 4.50% of the public offering price imposed at the time of purchase. The initial sales charge may be reduced or waived for certain purchases. See "How to Buy Shares--Class A Shares." These shares are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class A. See "Distribution Plan and Shareholder Services Plan_Shareholder Services Plan."

     As to each Series, Class B shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Series. Class B shares are subject to a maximum 4% contingent deferred sales charge ("CDSC"), which is assessed if you redeem Class B shares within six years of purchase. See "How to Buy Shares_Class B Shares" and "How to Redeem Shares_Contingent Deferred Sales Charge_Class B Shares." These shares also are subject to an annual service fee at the rate of .25 of 1% of the value of the average daily net assets of Class
B. In addition, Class B shares are subject to an annual distribution fee at the rate of .50 of 1% of the value of the average daily net assets of Class B. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class B will cause such Class to have a higher expense ratio and to pay lower dividends than Class A. Approximately six years after the date of purchase, Class B shares of a Series automatically will convert to Class A shares of such Series, based on the relative net asset values for shares of each such Class, and will no longer be subject to the distribution fee. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

     As to each Series, Class C shares are sold at net asset value per share with no initial sales charge at the time of purchase; as a result, the entire purchase price is immediately invested in the Series. Class C shares are subject to a 1% CDSC, which is assessed only if you redeem Class C shares within one year of purchase. See "How to Buy Shares -- Class C Shares" and "How to Redeem Shares -- Contingent Deferred Sales Charge -- Class C Shares." These shares also are subject to an annual service fee at the rate of .25 of 1%, and an annual distribution fee at the rate of .75 of 1%, of the value of the average daily net assets of Class C. See "Distribution Plan and Shareholder Services Plan." The distribution fee paid by Class C will cause such Class to have a higher expense ratio and to pay lower dividends than Class A.

     The decision as to which Class of shares is more beneficial to you depends on the amount and intended length of time of your investment. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated distribution fee and CDSC on Class B or Class C shares would be less than the initial sales charge on Class A shares purchased at the same time, and to what extent, if any, such differential would be offset by the return of Class A. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution fees on Class B or Class C shares may exceed the initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. Thus, Class B shares may be more attractive than Class C shares to investors with long-term investment outlooks. Generally, Class A shares may be more appropriate for investors who invest $1,000,000 or more in Fund shares, and for investors who invest between $100,000 and $999,999 in Fund shares with long term investment outlooks. Class A shares will not be appropriate for investors who invest less than $50,000 in Fund shares.

DESCRIPTION OF THE FUND

        INVESTMENT OBJECTIVE

     The Fund's investment objective is to maximize current income exempt from Federal income tax and, where applicable, from State personal income taxes for residents of the States of California, Connecticut, Florida, New Jersey and New York, to the extent consistent with the preservation of capital. To accomplish its investment objective, each Series invests primarily in debt securities issued by States, territories and possessions of the United States and the District of Columbia and their political subdivisions, authorities and corporations, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income taxes ("Municipal Obligations") that are insured as to the timely payment of principal and interest by recognized insurers of Municipal Obligations. In addition, the California Series, the Connecticut Series, the Florida Series, the New Jersey Series and the New York Series (collectively, the "State Series") invest primarily in such Municipal Obligations of the State after which the relevant Series is named the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal and, if applicable, such State's personal income taxes (collectively, "State Municipal Obligations" or when the context so requires, "California Municipal Obligations," "Connecticut Municipal Obligations," "Florida Municipal Obligations," etc.). To the extent acceptable insured State Municipal Obligations at any time are unavailable for investment, a State Series will invest temporarily in State Municipal Obligations that are not subject to insurance, insured Municipal Obligations and/or other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not State, income tax. With respect to the National Series, to the extent acceptable insured Municipal Obligations at any time are unavailable for investment, such Series will invest temporarily in Municipal Obligations that are not subject to insurance and/or other debt securities the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax. When used herein, the term "State" refers to the State after which a Series is named. Each Series' investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Series' outstanding voting shares. There can be no assurance that the Series' investment objective will be achieved.

        MUNICIPAL OBLIGATIONS

     Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest which are determined in some instances by formulas under which the Municipal Obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Obligation and purchased and sold separately.

        MANAGEMENT POLICIES

     It is a fundamental policy of the Fund that it will invest at least 80% of the value of each Series' net assets (except when maintaining a temporary defensive position) in Municipal Obligations. Generally, at least 65% of the value of each Series' net assets (except when maintaining a temporary defensive position) will be invested in bonds, debentures and other debt instruments that are insured Municipal Obligations which, with respect to the State Series, are issued by issuers in the State after which such Series is named. See "Insurance Feature" and "Investment Considerations and Risks_Investing in State Municipal Obligations" below, and "Dividends, Distributions and Taxes."

     Municipal Obligations purchased by each Series will be rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P") or Fitch Investors Service, L.P. ("Fitch"). Municipal Obligations rated Baa by Moody's or BBB by S&P or Fitch are considered investment grade obligations; those rated Baa by Moody's are considered medium grade obligations which lack outstanding investment characteristics and have speculative characteristics, while those rated BBB by S&P or Fitch are regarded as having an adequate capacity to pay principal and interest. Each Series also may invest in securities which, while not rated, are determined by The Dreyfus Corporation to be of comparable quality to the rated securities in which the Series may invest. Each Series also may invest in Taxable Investments of the quality described under "Appendix -- Certain Portfolio Securities -- Taxable Investments." Under normal market conditions, the weighted average maturity of each Series' portfolio is expected to exceed ten years.

     From time to time, a Series may invest more than 25% of the value of its total assets in industrial development bonds which, although issued by industrial development authorities, may be backed only by the assets and revenues of the non-governmental users. Interest on Municipal Obligations (including certain industrial development bonds) which are specified private activity bonds, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), issued after August 7, 1986, while exempt from Federal income tax, is a preference item for the purpose of the alternative minimum tax. Where a regulated investment company receives such interest, a proportionate share of any exempt-interest dividend paid by the investment company may be treated as such a preference item to shareholders. Each Series may invest without limitation in such Municipal Obligations if The Dreyfus Corporation determines that their purchase is consistent with the Fund's investment objective. See "Investment Considerations and Risks" below.

     Each Series' annual portfolio turnover rate is not expected to exceed 100%. Each Series may engage in various investment techniques, such as options and futures transactions, lending portfolio securities and short-selling. Use of certain of these techniques may give rise to taxable income. For a discussion of the investment techniques and their related risks, see "Investment Considerations and Risks," "Appendix -- Investment Techniques" and "Dividends, Distributions and Taxes" below and "Investment Objective and Management Policies _ Management Policies" in the Statement of Additional Information.

        INSURANCE FEATURE

     At the time they are purchased by a Series, the Municipal Obligations held in such Series' portfolio that are subject to insurance will be insured as to timely payment of principal and interest under an insurance policy (i) purchased by the Series or by a previous owner of the Municipal Obligation ("Mutual Fund Insurance") or (ii) obtained by the issuer or underwriter of the Municipal Obligation ("New Issue Insurance"). The insurance of principal refers to the face or par value of the Municipal Obligation and is not affected by nor does it insure the price paid therefor by the Series or the market value thereof. The value of each Series' shares is not insured.

     New Issue Insurance is obtained by the issuer of the Municipal Obligations and all premiums respecting such securities are paid in advance by such issuer. Such policies are non-cancelable and continue in force so long as the Municipal Obligations are outstanding and the insurer remains in business.

     Certain types of Mutual Fund Insurance obtained by the Fund are effective only so long as the Fund is in existence, the insurer remains in business and the Municipal Obligations described in the policy continue to be held by the Series. The Fund, on behalf of the Series, will pay the premiums with respect to such insurance. Depending upon the terms of the policy, in the event of a sale of any Municipal Obligation so insured by a Series, the Mutual Fund Insurance may terminate as to such Municipal Obligation on the date of sale and in such event the insurer may be liable only for those payments of principal and interest which then are due and owing. Other types of Mutual Fund Insurance may not have this termination feature. Each Series may purchase Municipal Obligations with this type of insurance from parties other than the issuer and the insurance would continue for the Series' benefit.

     Typically, the insurer may not withdraw coverage on insured securities held by a Series, nor may the insurer cancel the policy for any reason except failure to pay premiums when due. The insurer may reserve the right at any time upon 90 days' written notice to the Fund to refuse to insure any additional Municipal Obligations purchased by a Series after the effective date of such notice. The Fund's Board has reserved the right to terminate the Mutual Fund Insurance policy for any Series if it determines that the benefits to such Series of having its portfolio insured are not justified by the expense involved. See "Investment Considerations and Risks -- Investing in Insured Municipal Obligations" below.

     Mutual Fund Insurance and New Issue Insurance may be obtained from Financial Guaranty Insurance Company ("Financial Guaranty"),MBIA Insurance Corporation ("MBIA"), AMBAC Indemnity Corporation ("AMBAC Indemnity") and Financial Security Assurance, Inc. ("FSA"), although the Fund may purchase insurance from, or each Series may purchase Municipal Obligations insured by, other insurers.

     The following information regarding these insurers has been derived from information furnished by the insurers. The Fund has not independently verified any of the information, but the Fund is not aware of facts which would render such information inaccurate.

     Financial Guaranty is a New York stock insurance company regulated by the New York State Department of Insurance and authorized to provide insurance in 50 states and the District of Columbia. Financial Guaranty is a subsidiary of FGIC Corporation, a Delaware holding company, which is a subsidiary of General Electric Capital Corporation. Financial Guaranty, in addition to providing insurance for the payment of interest on and principal of Municipal Obligations held in unit investment trust and mutual fund portfolios, provides New Issue Insurance and insurance for secondary market issues of Municipal Obligations and for portions of new and secondary market issues of Municipal Obligations. As of December 31, 1995, Financial Guaranty reported total capital and surplus of approximately $1 billion and admitted assets of approximately $2.3 billion. The claims-paying ability of Financial Guaranty is rated "AAA" by S&P and Fitch and "Aaa" by Moody's.

     MBIA, formerly known as Municipal Bond Investors Assurance Corporation, is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company.MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. As of December 31, 1995, MBIA had admitted assets of $3.8 billion, total liabilities of $2.5 billion, and total capital and surplus of $1.3 billion, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. The claims-paying ability of MBIA is rated "AAA" by S&P and Fitch and "Aaa" by Moody's.

     AMBAC Indemnity is a Wisconsin-domiciled stock insurance company, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. AMBAC Indemnity is a wholly-owned subsidiary of AMBAC Inc., a publicly held company. AMBAC Indemnity had admitted assets of approximately $2.4 billion and statutory capital of approximately $1.4 billion as of December 31, 1995. Statutory capital consists of AMBAC Indemnity's statutory contingency reserve and policyholders' surplus. The claims-paying ability of AMBAC Indemnity is rated "AAA" by S&P and Fitch and "Aaa" by Moody's.

     FSA, which acquired Capital Guaranty Insurance Company in December 1995, is a wholly-owned subsidiary of Financial Security Assurance Holdings, Ltd., a New York Stock Exchange listed company. FSA is authorized to provide insurance in 50 states, the District of Columbia and three U.S. territories. As of December 31 1995, FSA's statutory capital was approximately $650 million (unaudited) and total assets were approximately $1.5 billion (unaudited). The claims-paying ability of FSA is rated "AAA" by S&P and "Aaa" by Moody's.

     Additional information concerning the insurance feature appears in the Statement of Additional Information.

        INVESTMENT CONSIDERATIONS AND RISKS

     GENERAL -- Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by the Series, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Certain securities purchased by the Series, such as those rated Baa by Moody's and BBB by S&P and Fitch, may be subject to such risk with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security. Each Series' net asset value generally will not be stable and should fluctuate based upon changes in the value of such Series' portfolio securities. See "Appendix _ Certain Portfolio Securities _ Ratings" below and "Appendix B" in the Statement of Additional Information.

     INVESTING IN STATE MUNICIPAL OBLIGATIONS (STATE SERIES ONLY) -- You should consider carefully the special risks inherent in each State Series' investment in its respective State's Municipal Obligations. Certain of the States have experienced financial difficulties, the recurrence of which could result in defaults or declines in the market values of various Municipal Obligations in which such Series invests. If there should be a default or other financial crises relating to a State or an agency or municipality thereof, the market value and marketability of outstanding State Municipal Obligations in a State Series' portfolio and interest income to such Series could be adversely affected. You should obtain and review a copy of the Statement of Additional Information which more fully sets forth these and other risk factors.

     CALIFORNIA SERIES. The special risks inherent in an investment in California Municipal Obligations result from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. As a result, the State experienced recurring budget deficits for four of its five fiscal years ended June 30, 1992. The State had operating surpluses of approximately $109 million in 1992-93 and $917 million in 1993-94. However, at June 30, 1994, according to California's Department of Finance, the State's Special Fund for Economic Uncertainties had an accumulated deficit, on a budget basis, of approximately $1.8 billion. A further consequence of the large budget imbalances has been that the State depleted its available cash resources and has had to use a series of external borrowings to meet its cash needs. To meet its cash flow needs in the 1994-95 fiscal year, the State issued, in July and August 1994, $4.0 billion in revenue anticipation warrants and $3.0 billion of revenue anticipation notes. The 1994-95 Budget Act contained a plan to retire a projected $1.025 billion deficit in the 1995-96 fiscal year. As a result of the deterioration in the State's budget and cash situation, between October 1991 and July 1994, the rating on the State's general obligation bonds was reduced by S&P from AAA to A, by Moody's from Aaa to A1 and by Fitch from AAA to A. These and other factors may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay principal of, such California Municipal Obligations.

     CONNECTICUT SERIES. Connecticut's economy relies in part on activities that may be adversely affected by cyclical change, and recent declines in defense spending have had a significant impact on unemployment levels. Although the State recorded General Fund surpluses in the fiscal years 1985 through 1987, and 1992 through 1995, Connecticut reported deficits from its General Fund operations for the fiscal years 1988 through 1991. Together with the deficit carried forward from the State's 1990 fiscal year, the total General Fund deficit for the 1991 fiscal year was $965.7 million. The total deficit was funded by the issuance of General Obligation Economic Recovery Notes. Moreover, as of June 30, 1995, the General Fund had a cumulative deficit under GAAP of $576.9 million. As a result of recurring budgetary problems, S&P downgraded the State's general obligation bonds from AA+ to AA in April 1990 and to AA- in September 1991. Fitch downgraded the State's general obligation bonds from AA+ to AA in March 1995. Moody's currently rates Connecticut's bonds Aa.

     FLORIDA SERIES. The Florida Constitution and Statutes mandate that the State budget as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Florida's Constitution permits issuance of Florida Municipal Obligations pledging the full faith and credit of the State, with a vote of the electors, to finance or refinance fixed capital outlay projects authorized by the Legislature, provided that the outstanding principal does not exceed 50% of the total tax revenues of the State for the two preceding years. Florida's Constitution also provides that the Legislature shall appropriate monies sufficient to pay debt service on State bonds pledging the full faith and credit of the State as the same becomes due. All State tax revenues, other than trust funds dedicated by Florida's Constitution for other purposes, would be available for such an appropriation, if required. Revenue bonds may be issued by the State or its agencies without a vote of Florida's electors only to finance or refinance the cost of State fixed capital outlay projects which may be payable solely from funds derived directly from sources other than State tax revenues. Fiscal year 1995-96 total General Revenue, Working Capital and Budget Stabilization funds available are estimated to be $15.149 billion, which would result in unencumbered reserves of approximately $325.1 million at the end of fiscal 1995-96. The General Revenue, Working Capital and Budget Stabilization funds ended the 1994-95 fiscal year with unencumbered reserves of $290.3 million.

     NEW JERSEY SERIES. Although New Jersey enjoyed a period of economic growth with unemployment levels below the national average during the mid-1980's, its economy slowed down well before the onset of the national recession in July 1990. Reflecting the economic downturn, New Jersey's unemployment rate rose from a low of 3.6% in the first quarter of 1989 to a recessionary peak of 9.3% during 1992. As a result of New Jersey's fiscal weakness, in July 1991, S&P lowered its rating of the State's general obligation debt from AAA to AA+.

     NEW YORK SERIES. The special risks inherent in investing in New York Municipal Obligations result from the financial condition of New York State, and certain of its public bodies and municipalities, including New York City. Beginning in early 1975, New York State, New York City and other State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the New York Series may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the New York Series' portfolio and the interest income to such Series could be adversely affected. Moreover, the national recession and the significant slowdown in the New York regional economy in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused New York State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. The State's financial operations have improved, however, during recent fiscal years. For its fiscal periods 1993 through 1995, the State recorded balanced budgets on a cash basis, with substantial fund balances in the General Fund in fiscal 1992-93 and 1993-94 and smaller fund balances in fiscal 1994-95 and 1995 -96. There can be no assurance that New York will not face substantial potential budget gaps in future years. In January 1992, Moody's lowered from A to Baa1 the ratings on certain appropriation-backed debt of New York State and its agencies. The State's general obligation, State-guaranteed and New York State Local Government Assistance Corporation bonds continued to be rated A by Moody's. In January 1992, S&P lowered from A to A- its ratings of New York State general obligation bonds and stated that it continues to assess the ratings outlook as negative. The ratings of various agency debt, State moral obligations, contractual obligations, lease purchase obligations and State guarantees also were lowered. In February 1991, Moody's lowered its rating on New York City's general obligation bonds from A to Baa1 and in July 1995, S&P lowered its ratings on such bonds from A- to BBB+. The rating changes reflected the rating agencies' concerns about the financial condition of New York State and City, the heavy debt load of the State and City, and economic uncertainties in the region.

     INVESTING IN INSURED MUNICIPAL OBLIGATIONS -- The insurance feature is intended to reduce financial risk, but the cost thereof and the restrictions on investments imposed by the guidelines in the insurance policy will result in a reduction in the yield on the Municipal Obligations purchased by a Series.

     Because coverage under certain Mutual Fund Insurance policies may terminate upon sale of a security from a Series' portfolio, insurance with this termination feature should not be viewed as assisting the marketability of securities in the Series' portfolio, whether or not the securities are in default or subject to a serious risk of default. The Dreyfus Corporation intends to retain any Municipal Obligations subject to such insurance which are in default or, in the view of The Dreyfus Corporation, in significant risk of default and to recommend to the Fund's Board that the Fund place a value on the insurance which will be equal to the difference between the market value of the defaulted security and the market value of similar securities of minimum investment grade (i.e., rated Baa by Moody's or BBB by S&P or Fitch) which are not in default. To the extent a Series holds defaulted securities subject to Mutual Fund Insurance with this termination feature, it may be limited in its ability in certain circumstances to purchase other Municipal Obligations. While a defaulted Municipal Obligation is held in a Series' portfolio, such Series continues to pay the insurance premium thereon but also is entitled to collect interest payments from the insurer and retains the right to collect the full amount of principal from the insurer when the security comes due.

     INVESTING IN MUNICIPAL OBLIGATIONS -- Each Series may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects or, with respect to the National Series, securities whose issuers are located in the same state. As a result, each Series may be subject to greater risk as compared to a fund that does not follow this practice.

     Certain municipal lease/purchase obligations in which the Series may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, The Dreyfus Corporation will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

     Certain provisions in the Code relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce the available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

     ZERO COUPON SECURITIES -- Federal income tax law requires the holder of a zero coupon security or of certain pay-in- kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, a Series may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

     USE OF DERIVATIVES -- Each Series may invest in derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. The Derivatives the Series may use include options and futures. While Derivatives can be used effectively in furtherance of the Series' investment objective, under certain market conditions, they can increase the volatility of the Series' net asset value, can decrease the liquidity of the Series' investments and make more difficult the accurate pricing of the Series' portfolio. See "Appendix-- Investment Techniques -- Use of Derivatives"below, and "Investment Objective and Management Policies -- Management Policies -- Derivatives" in the Statement of Additional Information.

     NON-DIVERSIFIED STATUS -- The classification of each Series as a "non-diversified" investment company means that the proportion of such Series' assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of each Series' assets may be invested in the securities of a limited number of issuers, the Series' portfolio may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter no Series may have more than 25% of its total assets invested in any one issuer and, with respect to 50% of total assets, more than 5% of its total assets invested in any one issuer. These limitations do not apply to U.S. Government securities.

     SIMULTANEOUS INVESTMENTS -- Investment decisions for the Fund are made independently from those of other investment companies advised by The Dreyfus Corporation. If, however, such other investment companies desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

MANAGEMENT OF THE FUND

     INVESTMENT ADVISER -- The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of September 30, 1996, The Dreyfus Corporation managed or administered approximately $81 billion in assets for more than 1.7 million investor accounts nationwide.

     The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Fund, subject to the authority of the Fund's Board in accordance with Massachusetts law. The primary portfolio manager for each of the California Series, the Connecticut Series and the Florida Series is Stephen C. Kris. He has held that position with respect to the California Series since August 1993, and with respect to the Connecticut Series and the Florida Series since October 1996, and has been an employee of The Dreyfus Corporation since 1988. The primary portfolio manager for the National Series is Joseph P. Darcy. He has held that position since October 1996, and has been an employee of The Dreyfus Corporation since May 1994. For more than five years prior to joining The Dreyfus Corporation, Mr. Darcy was a Vice President and Portfolio Manager for Merrill Lynch Asset Management. The primary portfolio manager for the New Jersey Series is Samuel J. Weinstock. He has held that position since October 1996, and has been an employee of The Dreyfus Corporation since March 1987. The primary portfolio manager for the New York Series is Richard J. Moynihan. He has held that position since October 1996, and has been an employee of The Dreyfus Corporation since 1973. The Fund's other portfolio managers are identified in the Statement of Additional Information. The Dreyfus Corporation also provides research services for the Fund and for other funds advised by The Dreyfus Corporation through a professional staff of portfolio managers and securities analysts.

     Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $226 billion in assets as of September 30, 1996, including approximately $85 billion in proprietary mutual fund assets. As of September 30, 1996, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $905 billion in assets including approximately $60 billion in mutual fund assets.

     Under the terms of the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of .55 of 1% of the value of each Series' average daily net assets. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of a Series, which would have the effect of lowering the expense ratio of that Series and increasing yield to investors. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.

     For the fiscal year ended July 31, 1996, the Fund paid The Dreyfus Corporation a monthly management fee pursuant to undertakings in effect at the effective annual rate set forth below as a percentage of the relevant Series' average daily net assets:

                                                        EFFECTIVE ANNUAL RATE
                       NAME OF SERIES                  OF MANAGEMENT FEE PAID
                            California                            .28 of 1%
                            Connecticut                           .43 of 1%
                            Florida                               .41 of 1%
                            National                              .42 of 1%
                            New Jersey                            .47 of 1%
                            New York                              .49 of 1%

     In allocating brokerage transactions for the Fund, The Dreyfus Corporation seeks to obtain the best execution of orders at the most favorable net price. Subject to this determination, The Dreyfus Corporation may consider, among other things, the receipt of research services and/or the sale of shares of the Fund or other funds managed, advised or administered by The Dreyfus Corporation as factors in the selection of broker-dealers to execute portfolio transactions for the Fund. See "Portfolio Transactions" in the Statement of Additional Information.

     The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents in respect of these services.

     DISTRIBUTOR -- The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at 60 State Street, Boston, Massachusetts 02109. The Distributor's ultimate parent is Boston Institutional Group, Inc.

     TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN -- Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

HOW TO BUY SHARES

     GENERAL -- Fund shares may be purchased only by clients of certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents"), except that full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

     When purchasing Series' shares, you must specify which Class is being purchased. Share certificates are issued only upon your written request. No certificates are issued for fractional shares. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. The Fund reserves the right to reject any purchase order.

     Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in this Prospectus, and to the extent permitted by applicable regulatory authority, may charge their clients direct fees which would be in addition to any amounts which might be received under the Shareholder Services Plan. You should consult your Service Agent in this regard.

     The minimum initial investment is $1,000. Subsequent investments must be at least $100. The initial investment must be accompanied by the Account Application.

     You may purchase Series' shares by check or wire, or through the TELETRANSFER Privilege described below. Checks should be made payable to "The Dreyfus Family of Funds," and should specify the Series in which you are investing. Payments which are mailed should be sent to Premier Insured Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. If you are opening a new account, please enclose your Account Application indicating which Class of shares is being purchased. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed. Neither initial nor subsequent investments should be made by third party check.

     Wire payments may be made if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, together with the applicable Series DDA # as shown below, for purchase of Fund shares in your name:

        DDA# 8900088311/Premier Insured Municipal Bond Fund/National Series DDA# 8900118172/Premier Insured Municipal Bond Fund/California Series DDA# 8900088346/Premier Insured Municipal Bond Fund/Connecticut Series DDA# 8900088362/Premier Insured Municipal Bond Fund/Florida Series DDA# 8900088389/Premier Insured Municipal Bond Fund/New Jersey Series DDA# 8900088400/Premier Insured Municipal Bond Fund/New York Series The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable, and must indicate the Class of shares being purchased. If your initial purchase of Fund shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.

     Fund shares also may be purchased through Dreyfus-AUTOMATIC Asset BuilderRegistration Mark and the Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

     Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

     Each Series' shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m. New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the net assets of each Series represented by such Class (i.e., the value of its assets less liabilities) by the total number of Series' shares of such Class outstanding. Each Series' investments are valued each business day by an independent pricing service approved by the Fund's Board and are valued at fair value as determined by the pricing service. The pricing service's procedures are reviewed under the general supervision of the Fund's Board. For further information regarding the methods employed in valuing the Series' investments, see "Determination of Net Asset Value" in the Statement of Additional Information.

     If an order is received in proper form by the Transfer Agent or other agent by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time) on any business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

     Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m., New York time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be cancelled and the institution could be held liable for resulting fees and/or losses.

     Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").

     CLASS A SHARES--The public offering price for Class A shares of each Series is the net asset value per share of that Class plus a sales load as shown below:

                                TOTAL SALES LOAD
                                             -----------------------------------------
                                          AS A % OF            AS A % OF          DEALERS' REALLOWANCE
                                        OFFERING PRICE      NET ASSET VALUE            AS A % OF
        AMOUNT OF TRANSACTION             PER SHARE            PER SHARE            OFFERING PRICE
        ---------------------------    ----------------    -----------------    -------------------------
        Less than $50,000...                 4.50                 4.70                     4.25
        $50,000 to less than $100,000        4.00                 4.20                     3.75
        $100,000 to less than $250,000       3.00                 3.10                     2.75
        $250,000 to less than $500,000       2.50                 2.60                     2.25
        $500,000 to less than $1,000,000     2.00                 2.00                     1.75
        $1,000,000 or more..                  -0-                  -0-                      -0-

     A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The terms contained in the section of the Prospectus entitled "How to Redeem Shares -- Contingent Deferred Sales Charge" (other than the amount of the CDSC and its time periods) are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

     Full-time employees of NASD member firms and full-time employees of other financial institutions that have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of Fund shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children, at net asset value, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing.

     Class A shares also may be purchased at net asset value through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, through a broker-dealer or other financial institution with the proceeds from the redemption of shares of a registered open-end management investment company not managed by The Dreyfus Corporation or its affiliates. The purchase of Class A shares of the Fund must be made within 60 days of such redemption and the shareholder must have either (i) paid an initial sales charge or a contingent deferred sales charge or (ii)been obligated to pay at any time during the holding period, but did not actually pay on redemption, a deferred sales charge with respect to such redeemed shares.

     Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumen- tality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

     The dealer reallowance may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by The Dreyfus Corporation which are sold with a sales load, such as Class A shares. In some instances, those incentives may be offered only to certain dealers who have sold or may sell significant amounts of shares.

     CLASS B SHARES -- The public offering price for Class B shares of each Series is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described under "How to Redeem Shares." The Distributor compensates certain Service Agents for selling Class B and Class C shares at the time of purchase from the Distributor's own assets. The proceeds of the CDSC and the distribution fee, in part, are used to defray these expenses.

     CLASS C SHARES -- The public offering price for Class C shares of each Series is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Class B Shares" above and "How to Redeem Shares."

     RIGHT OF ACCUMULATION--CLASS A SHARES -- Reduced sales loads apply to any purchase of Class A shares, shares of other funds in the Premier Family of Funds, shares of certain other funds advised by The Dreyfus Corporation which are sold with a sales load and shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), by you and any related "purchaser" as defined in the Statement of Additional Information, where the aggregate investment, including such purchase, is $50,000 or more. If, for example, you previously purchased and still hold Class A shares of the Fund, or of any other Eligible Fund or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A shares of the Fund or an Eligible Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4% of the offering price. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

     To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

     TELETRANSFER PRIVILEGE -- You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER purchase of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452. SHAREHOLDER SERVICES

     The services and privileges described under this heading may not be available to clients of certain Service Agents and some Service Agents may impose certain conditions on their clients which are different from those in this Prospectus. You should consult your Service Agent in this regard.

        FUND EXCHANGES

     You may purchase, in exchange for shares of a Class of a Series, shares of the same Class of one of the other Series or of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in your state of residence. These funds have different investment objectives which may be of interest to you. You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by The Dreyfus Corporation. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for Dividend Sweep and the Automatic Withdrawal Plan. To use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

     To request an exchange, your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account, by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) by calling 1-800-645-6561. If you are calling from overseas, call 516-794-5452. See "How to Redeem Shares_Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Check Redemption Privilege, TELETRANSFER Privilege and the dividend/capital gain distribution option (except for Dividend Sweep) selected by the investor.

     Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged, as the case may be. If you are exchanging Class A shares into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

        AUTO-EXCHANGE PRIVILEGE

     Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Series, in shares of the same Class of one of the other Series or of other funds in the Premier Family of Funds or certain other funds in the Dreyfus Family of Funds of which you are a shareholder. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges of Class A shares into funds sold with a sales load. No CDSC will be imposed on Class B or Class C shares at the time of an exchange; however, Class B or Class C shares acquired through an exchange will be subject on redemption to the higher CDSC applicable to the exchanged or acquired shares. The CDSC applicable on redemption of the acquired Class B or Class C shares will be calculated from the date of the initial purchase of the Class B or Class C shares exchanged, as the case may be. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to Premier Insured Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Premier Family of Funds or Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain an Auto-Exchange Authorization Form, please call toll free 1-800-645-6561. See "Dividends, Distributions and Taxes."

        DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark

     Dreyfus-AUTOMATIC Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. At your option, the bank account designated by you will be debited in the specified amount, and Fund shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to Premier Insured Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

        GOVERNMENT DIRECT DEPOSIT PRIVILEGE

     Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in the Privilege. The appropriate form may be obtained from your Service Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate your participation upon 30 days' notice to you.

        DIVIDEND OPTIONS

     Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. If you are investing in a fund that charges a CDSC, the shares purchased will be subject on redemption to the CDSC, if any, applicable to the purchased shares. See "Shareholder Services" in the Statement of Additional Information. Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

     For more information concerning these privileges, or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to Premier Insured Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.

        AUTOMATIC WITHDRAWAL PLAN

     The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An application for the Automatic Withdrawal Plan can be obtained by calling 1-800-645-6561. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

     No CDSC with respect to Class B shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that the amounts withdrawn under the plan do not exceed on an annual basis 12% of the account value at the time the shareholder elects to participate in the Automatic Withdrawal Plan. Withdrawals with respect to Class B shares under the Automatic Withdrawal Plan that exceed on an annual basis 12% of the value of the shareholder's account will be subject to a CDSC on the amounts exceeding 12% of the initial account value. Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A shares where the sales load is imposed concurrently with withdrawals of Class A shares generally are undesirable.

        LETTER OF INTENT--CLASS A SHARES

     By signing a Letter of Intent form, which can be obtained by calling 1-800-645-6561, you become eligible for the reduced sales load applicable to the total number of Eligible Fund shares purchased in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. A minimum initial purchase of $5,000 is required. To compute the applicable sales load, the offering price of shares you hold (on the date of submission of the Letter of Intent) in any Eligible Fund that may be used toward "Right of Accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent. However, the reduced sales load will be applied only to new purchases.

     The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. The escrow will be released when you fulfill the terms of the Letter of Intent by purchasing the specified amount. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, you will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A shares held in escrow to realize the difference. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was executed.

HOW TO REDEEM SHARES

        GENERAL

     You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Fund will redeem the shares at the next determined net asset value as described below. If you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

     The Fund imposes no charges (other than any applicable CDSC) when shares are redeemed. Service Agents may charge their clients a nominal fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Series' then-current net asset value.

     The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY THE TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL NOT HONOR REDEMPTION CHECKS UNDER THE CHECK REDEMPTION PRIVILEGE, AND WILL REJECT REQUESTS TO REDEEM SHARES PURSUANT TO THE TELETRANSFER PRIVILEGE, FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.

     The Fund reserves the right to redeem your account at its option upon not less than 30 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.

        CONTINGENT DEFERRED SALES CHARGE

     CLASS B SHARES -- A CDSC payable to the Distributor is imposed on any redemption of Class B shares of a Series which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of such Series held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares of such Series held by you at the time of redemption.

                If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Series' performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

     In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

                The following table sets forth the rates of the CDSC for Class B shares, except as set forth below:

        YEAR SINCE                                      CDSC AS A % OF AMOUNT
        PURCHASE PAYMENT                               INVESTED OR REDEMPTION
        WAS MADE                                              PROCEEDS
        ------------------                          ------------------------
        First...............................                    4.00
        Second..............................                    4.00
        Third...............................                    3.00
        Fourth..............................                    3.00
        Fifth...............................                    2.00
        Sixth...............................                    1.00

     The following table sets forth the rates of the CDSC for Class B shares purchased by shareholders who beneficially owned Class B shares on November 30, 1996:

        YEAR SINCE                                      CDSC AS A % OF AMOUNT
        PURCHASE PAYMENT                               INVESTED OR REDEMPTION
        WAS MADE                                                PROCEEDS
        -------------------                          ------------------------
        First................................                    3.00
        Second...............................                    3.00
        Third................................                    2.00
        Fourth...............................                    2.00
        Fifth................................                    1.00
        Sixth................................                    0.00

     In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years (five years for shareholders beneficially owning Class B shares on November 30, 1996); then of amounts representing the cost of shares purchased six years (five years for shareholders beneficially owning Class B shares on November 30, 1996) prior to the redemption; and finally, of amounts representing the cost of shares held for the longest period of time within the applicable six-year period (five-year period for shareholders beneficially owning Class B shares on November 30, 1996).

     For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

     CLASS C SHARES -- A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge -- Class B Shares" above.

     WAIVER OF CDSC -- The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs, or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or other products made available by the Distributor exceeds $1,000,000, (c) redemptions as a result of a combination of any investment company with one or more Series by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 701\2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions made pursuant to the Automatic Withdrawal Plan, as described in the Fund's Prospectus. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure in the Fund's Prospectus will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus at the time of the purchase of such shares.

     To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

        PROCEDURES

     You may redeem shares by using the regular redemption procedure through the Transfer Agent, or, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent, through the Check Redemption Privilege with respect to Class A shares only, or the TELETRANSFER Privilege. If you are a client of a Selected Dealer, you may redeem shares through the Selected Dealer. If you have given your Service Agent authority to instruct the Transfer Agent to redeem shares and to credit the proceeds of such redemptions to a designated account at your Service Agent, you may redeem shares only in this manner and in accordance with the regular redemption procedure described below. If you wish to use the other redemption methods described below, you must arrange with your Service Agent for delivery of the required application(s) to the Transfer Agent. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares for which certificates have been issued are not eligible for the Check Redemption or TELETRANSFER Privilege.

     You may redeem Fund shares by telephone if you have checked the appropriate box on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you select the TELETRANSFER redemption privilege or telephone exchange privilege (which is granted automatically unless you refuse it), you authorize the Transfer Agent to act on telephone instructions (including over The Dreyfus TouchRegistration Mark Automated Telephone System) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

     During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Series shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, the Series' net asset value may fluctuate.

     REGULAR REDEMPTION -- Under the regular redemption procedure, you may redeem shares by written request mailed to Premier Insured Municipal Bond Fund, P.O. Box 6587, Providence, Rhode Island 02940-6587. Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. If you have any questions with respect to signature-guarantees, please contact your Service Agent or call the telephone number listed on the cover of this Prospectus.

     Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

     CHECK REDEMPTION PRIVILEGE -- CLASS A SHARES -- You may write Redemption Checks drawn on your Fund account. Redemption Checks may be made payable to the order of any person in the amount of $500 or more. Potential fluctuations in the net asset value of Class A shares should be considered in determining the amount of the check. Redemption Checks should not be used to close your account. Redemption Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Redemption Check upon your request or if the Transfer Agent cannot honor the Redemption Check due to insufficient funds or other valid reason. You should date your Redemption Checks with the current date when you write them. Please do not postdate your Redemption Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the check, all postdated Redemption Checks which are dated within six months of presentment for payment, if they are otherwise in good order. This Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions (see "Dividends, Distributions and Taxes"). Any Redemption Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

     TELETRANSFER PRIVILEGE -- You may request by telephone that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. Redemption proceeds will be on deposit in your account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request or, at your request, paid by check (maximum $150,000 per day) and mailed to your address. Holders of jointly registered Fund or bank accounts may redeem through the TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

     If you have selected the TELETRANSFER Privilege, you may request a TELETRANSFER redemption of shares by calling 1-800-645-6561 or, if you are calling from overseas, call 516-794-5452.

     REDEMPTION THROUGH A SELECTED DEALER -- If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

     In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (normally 5:15 p.m. New York time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the dealer to transmit orders on a timely basis. The dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

        REINVESTMENT PRIVILEGE

     Upon written request, you may reinvest up to the number of Class A or Class B shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising the Exchange Privilege. Upon reinvestment, with respect to Class B shares or Class A shares if such shares were subject to a CDSC, the shareholder's account will be credited with an amount equal to the CDSC previously paid upon redemption of the Class A or Class B shares reinvested. The Reinvestment Privilege may be exercised only once.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

     DISTRIBUTION PLAN -- Under the Distribution Plan, adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B and .75 of 1% of the value of the average daily net assets of Class C.

     SHAREHOLDER SERVICES PLAN -- Under the Shareholder Services Plan, the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares a fee at the annual rate of .25 of 1% of the value of the average daily net assets of each such Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

DIVIDENDS, DISTRIBUTIONS AND TAXES

     DIVIDENDS AND DISTRIBUTIONS -- Each Series ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for business. Fund shares begin earning income dividends on the day immediately available funds ("Federal Funds" (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank)) are received by the Transfer Agent in written or telegraphic form. If a purchase order is not accompanied by remittance in Federal Funds, there may be a delay between the time the purchase order becomes effective and the time the shares purchased start earning dividends. If your payment is not made in Federal Funds, it must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.

     Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional shares of the Series and the Class from which they were paid at net asset value without a sales load or, at your option, paid in cash. Each Series' earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus account-holder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption. Distributions by each Series from net realized securities gains, if any, generally are declared and paid once a year, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of 1940 Act. No Series will make distributions from its net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive dividends and distributions in cash or to reinvest in additional shares of the Series and the Class from which they were paid at net asset value. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to a particular Class will be borne exclusively by such Class. Class B and Class C shares will receive lower per share dividends than Class A shares because of the higher expenses borne by the relevant Class. See "Fee Table."

     FEDERAL TAX TREATMENT -- Under the Code, each Series is treated as a separate entity for purposes of qualification and taxation as a regulated investment company. Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by a Series from net investment income will not be subject to Federal income tax. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by the Fund are subject to Federal income tax as ordinary income whether received in cash or reinvested in additional shares. Distributions from net realized long-term securities gains of a Series generally are subject to Federal income tax as long-term capital gains if you are a citizen or resident of the United States. Dividends and distributions attributable to income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Appendix_Investment Techniques," will be subject to Federal income tax. No dividend paid by any Series will qualify for the dividends received deduction allowable to certain U.S. corporations. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of any Series which is deemed to relate to exempt-interest dividends is not deductible.

     Although all or a substantial portion of the dividends paid by each Series may be excluded by shareholders of the Series from their gross income for Federal income tax purposes, each Series may purchase specified private activity bonds, the interest from which may be (i) a preference item for purposes of the alternative minimum tax, (ii) a component of the "adjusted current earnings" preference item for purposes of the corporate alternative minimum tax as well as a component in computing the corporate environmental tax or (iii) a factor in determining the extent to which a shareholder's Social Security benefits are taxable. If a Series purchases such securities, the portion of the Series' dividends related thereto will not necessarily be tax exempt to an investor who is subject to the alternative minimum tax and/or tax on Social Security benefits and may cause an investor to be subject to such taxes.

     The Code provides for the "carryover" of some or all of the sales load imposed on Class A shares of a Series if you exchange your Class A shares for shares of another Series or fund advised or administered by The Dreyfus Corporation within 91 days of purchase and such other Series or fund reduces or eliminates its otherwise applicable sales load for the purpose of the exchange. In this case, the amount of your sales load charge for Class A shares, up to the amount of the reduction of the sales load charge on the exchange, is not included in the basis of your Class A shares for purposes of computing gain or loss on the exchange, and instead is added to the basis of the other Series or fund shares received on the exchange.

     The exchange of shares of one fund or Series for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss.

     Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year. These statements set forth the dollar amount of income exempt from Federal tax and the dollar amount, if any, subject to Federal tax. These dollar amounts will vary depending on the size and length of time of your investment. If a Series pays dividends derived from taxable income, it intends to designate as taxable the same percentage of the day's dividend as the actual taxable income earned on that day bears to total income earned on that day. Thus, the percentage of the dividend designated as taxable, if any, may vary from day to day.

     Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of taxable dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.

     A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

     Management of the Fund believes that each Series has qualified for the fiscal year ended July 31, 1996 as a "regulated investment company" under the Code. Each Series intends to continue to so qualify so long as such qualification is in the best interests of its shareholders. Such qualification relieves the Series of any liability for Federal income taxes to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Series of the Fund is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains, if any.

     STATE AND LOCAL TAX TREATMENT -- Each State Series will invest primarily in Municipal Obligations of the State after which the Series is named. Except to the extent specifically noted below, dividends by a State Series are not subject to an income tax by such State to the extent that the dividends are attributable to interest on such Municipal Obligations. However, some or all of the other dividends or distributions by a Series may be taxable by those States that have income taxes, even if the dividends or distributions are attributable to income of the Series derived from obligations of the United States or its agencies or instrumentalities.

     The Fund anticipates that a substantial portion of the dividends paid by each State Series will not be subject to income tax of the State after which the Series is named. However, to the extent that you are obligated to pay State or local taxes outside of such State, dividends earned by an investment in such Series may represent taxable income. Also, all or a portion of the dividends paid by a Series that are not subject to income tax of the State after which the Series is named may be a preference item for such State's alternative minimum tax (where imposed). Finally, you should be aware that State and local taxes, other than those described above, may apply to the dividends, distributions or shares of a Series.

     The paragraphs below discuss the State tax treatment of dividends and distributions by each State Series to residents of the State after which such Series is named. Investors should consult their own tax advisers regarding specific questions as to Federal, State and local taxes.

     CALIFORNIA SERIES -- Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by the California Series will not be subject to Federal or State of California personal income taxes.

     If, at the close of each quarter of its taxable year, at least 50% of the value of the California Series' total assets consists of Federal tax exempt obligations, then the California Series may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations. Such exempt-interest dividends may be excluded by shareholders of the California Series from their gross income for Federal income tax purposes.

     If, at the close of each quarter of its taxable year, at least 50% of the value of the California Series' total assets consists of obligations which, when held by an individual, the interest therefrom is exempt from California personal income tax, and if the California Series qualifies as a management company under the California Revenue and Taxation Code, and sends written notice to its shareholders not later than 60 days following the end of its taxable year designating the dividend as exempt from California personal income tax, then the California Series will be qualified to pay dividends to its shareholders that are exempt from California personal income tax (but not from California franchise tax) ("California exempt-interest dividends"). However, the total amount of California exempt-interest dividends paid by the California Series to a noncorporate shareholder with respect to any taxable year cannot exceed such shareholder's pro-rata share of interest received by the California Series during such year that is exempt from California taxation less any expenses and expenditures deemed to have been paid from such interest.

     Unlike under Federal tax law, the California Series' shareholders will not be subject to California personal income tax, or receive a credit for California taxes paid by the California Series, on undistributed capital gains. In addition, California tax law does not consider any portion of the exempt-interest dividends paid an item of tax preference for the purposes of computing the California alternative minimum tax.

     CONNECTICUT SERIES -- Dividends paid by the Connecticut Series that qualify as exempt-interest dividends for Federal income tax purposes are not subject to the Connecticut income tax imposed on individuals, trusts and estates, to the extent that such dividends are derived from income received by the Series as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing. Dividends that qualify as capital gain dividends for Federal income tax purposes are not subject to the Connecticut income tax to the extent they are derived from Connecticut Municipal Obligations. Dividends derived from other sources are subject to the Connecticut income tax. In the case of a shareholder subject to the Connecticut income tax and required to pay the Federal alternative minimum tax, the portion of exempt-interest dividends paid by the Series that is derived from income received by the Series as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing is not subject to the net Connecticut minimum tax even though treated as a preference item for purposes of the Federal alternative minimum tax.

     Dividends qualifying as exempt-interest dividends for Federal income tax purposes that are distributed by the Series to entities taxed as corporations under the Connecticut corporation business tax are not exempt from that tax.

     The shares of the Series are not subject to property taxation by the State of Connecticut or its political subdivisions.

     FLORIDA SERIES -- Dividends or distributions paid by the Florida Series to a Florida individual resident are not taxable by Florida. However, Florida imposes an intangible personal property tax on shares of the Series owned by a Florida resident on January 1 of each year unless such shares qualify for an exemption from the tax.

     Dividends qualifying as exempt-interest dividends for Federal income tax purposes as well as other Federally taxable dividends and distributions that are distributed by the Series to entities taxed as corporations under Florida law may not be exempt from the Florida corporate income tax.

     The Fund has received a Technical Assistance Advisement from the State of Florida, Department of Revenue to the effect that Florida Series' shares owned by a Florida resident will be exempt from the intangible personal property tax so long as the Series' portfolio includes only assets, such as notes, bonds, and other obligations issued by the State of Florida or its municipalities, counties, and other taxing districts, the United States Government, and its agencies, Puerto Rico, Guam, and the U.S. Virgin Islands, and other assets which are exempt from that tax.

     NEW JERSEY SERIES -- The New Jersey Series intends to be a "qualified investment fund" within the meaning of the New Jersey gross income tax. The primary criteria for constituting a "qualified investment fund" are that (i) such Series is an investment company registered with the Securities and Exchange Commission, which for the calendar year in which the dividends and distributions (if any) are paid, has no investments other than interest-bearing obligations, obligations issued at a discount, and cash and cash items, including receivables, and financial options, futures and forward contracts, or other similar financial instruments relating to interest-bearing obligations, obligations issued at a discount or bond indices related thereto and (ii) at the close of each quarter of the taxable year, the Series has not less than 80% of the aggregate principal amount of all of its investments, excluding financial options, futures and forward contracts, or other similar financial instruments related to interest-bearing obligations, obligations issued at a discount or bond indices related thereto, cash and cash items, which cash items shall include receivables, in New Jersey Municipal Obligations, including obligations of Puerto Rico, the Virgin Islands and other territories and possessions of the United States, and certain other specified securities exempt from Federal and New Jersey income taxes. Additionally, a qualified investment fund must comply with certain continuing reporting requirements.

     If the New Jersey Series qualifies as a qualified investment fund and the New Jersey Series complies with its reporting obligations, (a) dividends and distributions paid by the Series to a New Jersey resident individual shareholder will not be subject to New Jersey gross income tax to the extent that the dividends and distributions are respectively attributable to income earned by the Series as interest on or gain from New Jersey Municipal Obligations or certain other specified securities, and (b) gain from the sale of shares in the Series by a New Jersey resident individual shareholder will not be subject to the New Jersey gross income tax.

     Shares of the New Jersey Series are not subject to property taxation by New Jersey or its political subdivisions.

     NEW YORK SERIES -- Except for dividends from Taxable Investments, the Fund anticipates that substantially all dividends paid by the New York Series will not be subject to Federal, New York State or New York City personal income taxes.

PERFORMANCE INFORMATION

     For purposes of advertising, performance for each Class of shares may be calculated on several bases, including current yield, tax equivalent yield, average annual total return and/or total return. These total return figures reflect changes in the price of the shares and assume that any income dividends and/or capital gains distributions made by the Fund during the measuring period were reinvested in shares of the same Class. These figures also take into account any applicable service and distribution fees. As a result, at any given time, the performance of Class B and Class C should be expected to be lower than that of Class A. Performance for each Class will be calculated separately.

     Current yield refers to the Series' annualized net investment income per share over a 30-day period, expressed as a percentage of the net asset value (or maximum offering price in the case of Class A) per share at the end of the period. For purposes of calculating current yield, the amount of net investment income per share during that 30-day period, computed in accordance with regulatory requirements, is compounded by assuming that it is reinvested at a constant rate over a six-month period. An identical result is then assumed to have occurred during a second six-month period which, when added to the result for the first six months, provides an "annualized" yield for an entire one-year period. Calculations of the Series' current yield may reflect absorbed expenses pursuant to any undertaking that may be in effect. See "Management of the Fund."

     Tax equivalent yield is calculated by determining the pre-tax yield which, after being taxed at a stated rate, would be equivalent to a stated current yield calculated as described above.

     Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in a Series was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of the Series' performance will include the Series' average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which the Series has operated.

     Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value (maximum offering price in the case of Class A) per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return. Total return also may be calculated by using the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. Calculations based on the net asset value per share do not reflect the deduction of the applicable sales charge on Class A shares which, if reflected, would reduce the performance quoted.

     Performance will vary from time to time and past results are not necessarily representative of future results. Investors should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses. Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.

     Comparative performance information may be used from time to time in advertising the Fund's shares, including data from Lipper Analytical Services, Inc., Moody's Bond Survey Bond Index, Lehman Brothers Municipal Bond Index, Morningstar, Inc. and other industry publications.

GENERAL INFORMATION

     The Fund was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust (the "Trust Agreement") dated March 12, 1992. Before December 8, 1993, the Fund's name was Premier California Insured Municipal Bond Fund. The Fund is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share. Each Series' shares are classified into three classes_Class A, Class B and Class C. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law. Only holders of Class B or Class C shares, as the case may be, will be entitled to vote on matters submitted to shareholders pertaining to the Distribution Plan.

     Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund. As discussed under "Management of the Fund" in the Statement of Additional Information, the Fund ordinarily will not hold shareholder meetings; however, shareholders under certain circumstances may have the right to call a meeting of shareholders for the purpose of voting to remove Trustees.

     The Fund is a "series fund," which is a mutual fund divided into separate portfolios, each of which portfolio is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one Series is not deemed to be a shareholder of any other Series. For certain matters Fund shareholders vote together as a group; as to others they vote separately by Series.

     To date, the Trustees have authorized the creation of six Series of shares. All consideration received by the Fund for shares of one of the Series and all assets in which such consideration is invested, will belong to that Series (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one Series are treated separately from those of the other Series. The Fund has the ability to create, from time to time, new series without shareholder approval.

     The Transfer Agent maintains a record of your ownership and sends you confirmations and statements of account.

     Shareholder inquiries may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

APPENDIX

        INVESTMENT TECHNIQUES

     BORROWING MONEY -- Each Series is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 331/3% of the value of its total assets. Each Series currently intends to borrow money only for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Series' total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of a Series' total assets, such Series will not make any additional investments.

     SHORT-SELLING -- Each Series may make short sales of securities. In these transactions, a Series sells a security it does not own in anticipation of a decline in the market value of the security. To complete the transaction, the Series must borrow the security to make delivery to the buyer. The Series is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Series, which would result in a loss or gain, respectively.

     Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of a Series' net assets. A Series may not sell short the securities of any single issuer listed on a national securities exchange to the extent of more than 5% of the value of the Series' net assets. A Series may not make a short sale which results in the Series having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

     Each Series also may make short sales "against the box," in which the Series enters into a short sale of a security it owns in order to hedge an unrealized gain on the security. At no time will a Series have more than 15% of the value of its net assets in deposits on short sales against the box.

     USE OF DERIVATIVES -- Each Series may invest in the types of Derivatives enumerated under "Description of the Fund -- Investment Considerations and Risks -- Use of Derivatives." These instruments and certain related risks are described more specifically under "Investment Objective and Management Policies -- Management Policies -- Derivatives" in the Statement of Additional Information.

     Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Series' performance.

     If a Series invests in Derivatives at inappropriate times or judges the market conditions incorrectly, such investments may lower the Series' return or result in a loss. A Series also could experience losses if its Derivatives were poorly correlated with its other investments, or if the Series was unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     Although neither the Fund nor any Series is a commodity pool, Derivatives subject the Fund to the rules of the Commodity Futures Trading Commission which limit the extent to which a Series can invest in certain Derivatives. Each Series may invest in futures contracts and options with respect thereto for hedging purposes without limit. However, no Series may invest in such contracts and options for other purposes if the sum of the amount of initial margin deposits and premiums paid for unexpired options with respect to such contracts, other than bona fide hedging purposes, exceed 5% of the liquidation value of the Series' assets, after taking into account unrealized profits and unrealized losses on such contracts and options; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation.

     Each Series may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. Each Series may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. When required by the Securities and Exchange Commission, a Series will set aside permissible liquid assets in a segregated account to cover its obligations relating to its transactions in Derivatives. To maintain this required cover, the Series may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a Derivative position at a reasonable price.

     LENDING PORTFOLIO SECURITIES -- Each Series may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Series continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities which affords the Series an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities may not exceed 331\3% of the value of such Series' total assets, and the Series will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans are terminable at any time upon specified notice. The Series might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Series.

     FORWARD COMMITMENTS -- Each Series may purchase Municipal Obligations and other securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Series enters into the commitment, but the Series does not make payment until it receives delivery from the counterparty. The Series will commit to purchase such securities only with the intention of actually acquiring the securities, but the Series may sell these securities before the settlement date if it is deemed advisable. A segregated account of the Series consisting of permissible liquid assets at least equal at all times to the amount of the commitments will be established and maintained at the Fund's custodian bank.

        CERTAIN PORTFOLIO SECURITIES

     CERTAIN TAX EXEMPT OBLIGATIONS -- Each Series may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes which are obligations that permit the Series to invest fluctuating amounts at varying rates of interest, pursuant to direct arrangements between the Series, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased will meet the quality criteria established for the purchase of Municipal Obligations.

     TAX EXEMPT PARTICIPATION INTERESTS --Each Series may purchase from financial institutions participation interests in Municipal Obligations (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Series an undivided interest in the Municipal Obligation in the proportion that the Series' participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, or has been given a rating below that which otherwise is permissible for purchase by the Series, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Series will have the right to demand payment, on not more than seven days' notice, for all or any part of the Series' participation interest in the Municipal Obligation, plus accrued interest. As to these instruments, each Series intends to exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

     TENDER OPTIONS BONDS -- Each Series may purchase tender option bonds. A tender option bond is a Municipal Obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Dreyfus Corporation, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying Municipal Obligations, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Obligations and for other reasons.

     CUSTODIAL RECEIPTS -- Each Series may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Obligations which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Obligations deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying Municipal Obligations. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. This class's interest rate generally is expected to be below the coupon rate of the underlying Municipal Obligations and generally is at a level comparable to that of a Municipal Obligation of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying Municipal Obligations. The value of the second class and similar securities should be expected to fluctuate more than the value of a Municipal Obligation of comparable quality and maturity and their purchase by the Series should increase the volatility of its net asset value and, thus, its price per share. These custodial receipts are sold in private placements. Each Series also may purchase directly from issuers, and not in a private placement, Municipal Obligations having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

     STAND-BY COMMITMENTS -- Each Series may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. A Series will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. Each Series also may acquire call options on specific Municipal Obligations. A Series generally would purchase these call options to protect the Series from the issuer of the related Municipal Obligation redeeming, or other holder of the call option from calling away, the Municipal Obligation before maturity. The sale by the Series of a call option that it owns on a specific Municipal Obligation could result in the receipt of taxable income by the Series.

     ZERO COUPON SECURITIES -- Each Series may invest in zero coupon securities which are debt securities issued or sold at a discount from their face value which do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date (or cash payment date). The amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities.

     ILLIQUID SECURITIES -- Each Series may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Series is subject to a risk that should the Series desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Series' net assets could be adversely affected.

     TAXABLE INVESTMENTS -- From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of a Series' net assets) or for temporary defensive purposes, each Series may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of Moody's, S&P or Fitch; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of one billion dollars or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by a Series that are attributable to income earned by the Series from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of a Series' net assets be invested in Taxable Investments. When a State Series has adopted a temporary defensive position, including when acceptable State Municipal Obligations are unavailable for investment by a State Series, in excess of 35% of such Series' net assets may be invested in securities that are not exempt from State personal income taxes, if applicable. Under normal market conditions, each Series anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments. In certain states, dividends and distributions paid by a Series that are attributable to interest income earned by the Series from direct obligations of the United States may not be subject to state income tax. Taxable Investments are more fully described in the Statement of Additional Information, to which reference hereby is made.

     RATINGS -- Obligations which are rated Baa are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Bonds rated BBB by S&P are regarded as having adequate capacity to pay interest and repay principal, and while such bonds normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than in higher rated categories. Bonds rated BBB by Fitch are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. See "Appendix B" in the Statement of Additional Information for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. Therefore, although these ratings may be an initial criterion for selection of portfolio investments, The Dreyfus Corporation also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal. The Fund's ability to achieve its investment objective may be more dependent on The Dreyfus Corporation's credit analysis than might be the case for a series that invested in higher rated securities.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.
                                                                  PIMBFP120296


                     PREMIER CALIFORNIA MUNICIPAL BOND FUND
                        PREMIER STATE MUNICIPAL BOND FUND
                              (Connecticut Series)
                                (Florida Series)
                               (New Jersey Series)
                      PREMIER NEW YORK MUNICIPAL BOND FUND

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                            January __, 1997

                          Acquisition of the Assets of

                       PREMIER INSURED MUNICIPAL BOND FUND
                               (California Series)
                              (Connecticut Series)
                                (Florida Series)
                               (New Jersey Series)
                                (New York Series)

                           144 Glenn Curtiss Boulevard
                         Uniondale, New York 11556-0144
                                 1-800-554-4611

                        By and in Exchange for Shares of

                     PREMIER CALIFORNIA MUNICIPAL BOND FUND
                        PREMIER STATE MUNICIPAL BOND FUND
                              (Connecticut Series)
                                (Florida Series)
                               (New Jersey Series)
                      PREMIER NEW YORK MUNICIPAL BOND FUND

                           144 Glenn Curtiss Boulevard
                         Uniondale, New York 11556-0144
                                 1-800-554-4611

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Prospectus/Proxy Statement dated ______________ __, 1996, relating specifically to the proposed transfer of all or substantially all of the assets and liabilities of the California Series, Connecticut Series, Florida Series, New Jersey Series and New York Series of Premier Insured Municipal Bond Fund attributable to its Class A, Class B and Class C shares in exchange for Class A, Class B and Class C shares of a corresponding fund, namely, Premier California Municipal Bond Fund, the Connecticut Series, Florida Series and New Jersey Series of Premier State Municipal Bond Fund, and Premier New York Municipal Bond Fund. The transfer is to occur pursuant to an Agreement and Plan of Exchange. This Statement of Additional Information consists of the following described documents, each of which is attached hereto and incorporated herein by reference:

     1. The Statement of Additional Information of Premier California Municipal Bond Fund dated June 3, 1996.

     2. The Statement of Additional Information of Premier State Municipal Bond Fund dated _______________, 1996.

     3. The Statement of Additional Information of Premier New York Municipal Bond Fund dated April 1, 1996.

     4. Annual Report of Premier California Municipal Bond Fund for the fiscal year ended January 31, 1996.

     5. Semi-Annual Report of Premier California Municipal Bond Fund for the six-month period ended July 31, 1996.

     6. Annual Report of the Connecticut Series of Premier State Municipal Bond Fund for the fiscal year ended April 30, 1996.

     7. Annual Report of the Florida Series of Premier State Municipal Bond Fund for the fiscal year ended April 30, 1996.

     8. Annual Report of the Premier New York Municipal Bond Fund for the fiscal year ended November 30, 1995.

     9. Semi-Annual Report of Premier New York Municipal Bond Fund for the six-month period ended May 31, 1996.

     10. Annual Report of the California Series of Premier Insured Municipal Bond Fund for the fiscal year ended July 31, 1996.

     11. Annual Report of the Connecticut Series of Premier Insured Municipal Bond Fund for the fiscal year ended July 31, 1996.

     12. Annual Report of the Florida Series of Premier Insured Municipal Bond Fund for the fiscal year ended July 31, 1996.

     13. Annual Report of the New Jersey Series of Premier Insured Municipal Bond Fund for the fiscal year ended July 31, 1996.

     14. Annual Report of the New York Series of Premier Insured Municipal Bond Fund for the fiscal year ended July 31, 1996.

     15. Pro Forma Statements. The Prospectus/Proxy Statement dated ________________, 1996 may be obtained by writing to relevant Fund at 200 Park Avenue, New York, New York 10166.

__________________________________________________________________________

                  PREMIER CALIFORNIA MUNICIPAL BOND FUND
                    CLASS A, CLASS B AND CLASS C SHARES
                    STATEMENT OF ADDITIONAL INFORMATION
                               JUNE 3, 1996
__________________________________________________________________________

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Premier California Municipal Bond Fund (the "Fund"), dated June 3, 1996, as it may be revised from time to time. To obtain a copy of the Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

     The Dreyfus Corporation (the "Manager") serves as the Fund's investment adviser.

     Premier Mutual Fund Services, Inc. (the "Distributor") is the distributor of the Fund's shares.


                               TABLE OF CONTENTS
                                                                   Page

Investment Objective and Management Policies. . . . . . . . . . .  B-2
Management of the Fund. . . . . . . . . . . . . . . . . . . . . .  B-12
Management Agreement. . . . . . . . . . . . . . . . . . . . . . .  B-15
Purchase of Shares. . . . . . . . . . . . . . . . . . . . . . . .  B-17
Distribution Plan and Shareholder Services Plan . . . . . . . . .  B-19
Redemption of Shares. . . . . . . . . . . . . . . . . . . . . . .  B-21
Shareholder Services. . . . . . . . . . . . . . . . . . . . . . .  B-22
Determination of Net Asset Value. . . . . . . . . . . . . . . . .  B-25
Dividends, Distributions and Taxes. . . . . . . . . . . . . . . .  B-25
Portfolio Transactions. . . . . . . . . . . . . . . . . . . . . .  B-27
Performance Information . . . . . . . . . . . . . . . . . . . . .  B-28
Information About the Fund. . . . . . . . . . . . . . . . . . . .  B-30
Transfer and Dividend Disbursing Agent, Custodian,
    Counsel and Independent Auditors. . . . . . . . . . . . . . .  B-30
Appendix A. . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-32
Appendix B. . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-44
Financial Statements. . . . . . . . . . . . . . . . . . . . . . .  B-52
Report of Independent Auditors. . . . . . . . . . . . . . . . . .  B-63


                  INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

     The following information supplements and should be read in conjunction with the sections in the Fund's Prospectus entitled "Description of the Fund" and "Appendix."

Portfolio Securities

     The average distribution of investments (at value) in Municipal Obligations by ratings for the fiscal year ended January 31, 1996, computed on a monthly basis, was as follows:

Fitch                Moody's                     Standard
Investors            Investors                   & Poor's
Service, L.P.        Service, Inc.               Ratings Group    Percentage
("Fitch")      or    ("Moody's")        or       ("S&P")          of Value

AAA                  Aaa                         AAA                 32.3%
AA                   Aa                          AA                  11.1
A                    A                           A                   33.3
BBB                  Baa                         BBB                  9.1
D                    D                           D                     .2
F-1+\F-1             VMIG1\MIG1,                 SP-1+, SP-1,         2.4
                     P-1                         A1+\A1
Not Rated            Not Rated                   Not Rated           11.6*
                                                                    ------
                                                                    100.0%
                                                                    ======

____________________________________________________
* Included under the Not Rated category are securities comprising 11.6% of the Fund's market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: AAA/Aaa (3.2%), A/A (1.4%) and Baa/BBB (7.0%).

     Municipal Obligations. The term "Municipal Obligations" generally includes debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and lending such funds to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair or improvement of privately operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, industrial, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal; the interest paid on such obligations may be exempt from Federal income tax, although current tax laws place substantial limitations on the size of such issues. Such obligations are considered to be Municipal Obligations if the interest paid thereon qualifies as exempt from Federal income tax in the opinion of bond counsel to the issuer. There are, of course, variations in the security of Municipal Obligations, both within a particular classification and between classifications.

     Floating and variable rate demand obligations are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders thereof. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals.

     The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation, and rating of the issue. The imposition of the Fund's management fee, as well as other operating expenses, including fees paid under the Fund's Shareholder Services Plan and, with respect to Class B and Class C shares, the Distribution Plan, will have the effect of reducing the yield to investors.

     Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Obligations. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The staff of the Securities and Exchange Commission currently considers certain lease obligations to be illiquid. Determination as to the liquidity of such securities is made in accordance with guidelines established by the Fund's Board. Pursuant to such guidelines, the Board has directed the Manager to monitor carefully the Fund's investment in such securities with particular regard to (1) the frequency of trades and quotes for the lease obligation; (2) the number of dealers willing to purchase or sell the lease obligation and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the lease obligation; (4) the nature of the marketplace trades including the time needed to dispose of the lease obligation, the method of soliciting offers and the mechanics of transfer; and
(5) such other factors concerning the trading market for the lease obligation as the Manager may deem relevant. In addition, in evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Manager to consider (a) whether the lease can be cancelled; (b) what assurance there is that the assets represented by the lease can be sold;
(c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Manager may deem relevant. The Fund will not invest more than 15% of the value of its net assets in lease obligations that are illiquid and in other illiquid securities.

     The Fund will purchase tender option bonds only when it is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Obligations and that payment of any tender fees will not have the effect of creating taxable income for the Fund. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

     Ratings of Municipal Obligations. Subsequent to its purchase by the Fund, an issue of rated Municipal Obligations may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require the sale of such Municipal Obligations by the Fund, but the Manager will consider such event in determining whether the Fund should continue to hold the Municipal Obligations. To the extent that the ratings given by Moody's, S&P or Fitch for Municipal Obligations may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies contained in the Fund's Prospectus and this Statement of Additional Information. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities.

     Illiquid Securities. Where a substantial market of qualified institutional buyers develops for certain restricted securities purchased by the Fund pursuant to Rule 144A under the Securities Act of 1933, as amended, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund's Board. Because it is not possible to predict with assurance how the market for restricted securities pursuant to Rule 144A will develop, the Fund's Board has directed the Manager to monitor carefully the Fund's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund's investing in such securities may have the effect of increasing the level of illiquidity in its portfolio during such period.

     Taxable Investments. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the U.S. Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable interest rates. While the U.S. Government provides financial support to such U.S. Government sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

     Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs.

     Certificates of deposit are negotiable certificates representing the obligation of a bank to repay funds deposited with it for a specified period of time.

     Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Investments in time deposits generally are limited to London branches of domestic banks that have total assets in excess of one billion dollars. Time deposits which may be held by the Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation.

     Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations may include uninsured, direct obligations bearing fixed, floating and variable interest rates.

     In a repurchase agreement, the Fund buys a security, and at the time of sale, the seller agrees to repurchase the obligation at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The Fund's custodian or subcustodian will have custody of, and will hold in a segregated account, securities acquired by the Fund under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Fund. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, the Fund will enter into repurchase agreements only with domestic banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Fund may invest, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below resale price. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

Management Policies

     Short-Selling. Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account, containing cash or U.S. Government securities, at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral always equals the current value of the security sold short; or (b) otherwise cover its short position.

     Lending Portfolio Securities. In connection with its securities lending transactions, the Fund may return to the borrower or a third party which is unaffiliated with the Fund, and which is acting as a "placing broker," a part of the interest earned from the investment of collateral received for securities loaned.

     The Securities and Exchange Commission currently requires that the following conditions must be met whenever portfolio securities are loaned: (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any interest or other distributions payable on the loaned securities, and any increase in market value; and (5) the Fund may pay only reasonable custodian fees in connection with the loan.

     Derivatives. The Fund may invest in Derivatives (as defined in the Fund's Prospectus) for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would.

     Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter Derivatives. Exchange-traded Derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such Derivatives. This guarantee usually is supported by a daily payment system (i.e., variation margin requirements) operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with Derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter Derivatives. Therefore, each party to an over-the-counter Derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter Derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund. Over-the-counter Derivatives are less liquid than exchange-traded Derivatives since the other party to the transaction may be the only investor with sufficient understanding of the Derivative to be interested in bidding for it.

     Futures Transactions--In General. The Fund may enter into futures contracts in U.S. domestic markets, such as the Chicago Board of Trade. Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

     Successful use of futures by the Fund also is subject to the Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract. For example, if the Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. The Fund may have to sell such securities at a time when it may be disadvantageous to do so.

     Pursuant to regulations and/or published positions of the Securities and Exchange Commission, the Fund may be required to segregate cash or high quality money market instruments in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

     Specific Futures Transactions. The Fund may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Options--In General. The Fund may purchase and write (i.e., sell) call or put options with respect to interest rate futures contracts. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period.

     There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options.

     Successful use by the Fund of options will be subject to the Manager's ability to predict correctly movements in interest rates. To the extent the Manager's predictions are incorrect, the Fund may incur losses.

     Futures Developments. The Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other Derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or Statement of Additional Information.

     Forward Commitments. Municipal Obligations and other securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Investment Consideration and Risks

     Investing in California Municipal Obligations. Investors should consider carefully the special risks inherent in the Fund's investment in California Municipal Obligations. These risks result from certain amendments to the California Constitution and other statues that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. As a result, the State experienced recurring budget deficits for four of its five fiscal years ended June 30, 1992. The State had operating surpluses of approximately $109 million in fiscal 1992-93 and $917 million in 1993-94. However, at June 30, 1994, according to California's Department of Finance, the State's Special Fund for Economic Uncertainties had an accumulated deficit, on a budget basis, of approximately $1.8 billion. A further consequence of the large budget imbalances over the last three fiscal years has been that the State depleted its available cash resources and has had to use a series of external borrowings to meet its cash needs. To meet its cash flow needs in the 1994-95 fiscal year, the State issued, in July and August 1994, $4.0 billion of revenue anticipation warrants and $3.0 billion of revenue anticipation notes. The 1994-95 Budget Act contained a plan to retire a projected $1.025 billion deficit in the 1995- 96 fiscal year. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be a positive balance of $28 million in the Special Fund for Economic Uncertainties at June 30, 1996. As a result of the deterioration of the State's budget and cash situation between October 1991 and July 1994, the rating on the State's general obligation bonds was reduced by S&P from AAA to A, by Moody's from Aaa to A1 and by Fitch AAA to A. These and other factors may have the effect of impairing the ability of the issuers of California Municipal Obligations to pay interest on, or repay principal of, such California Municipal Obligations. Investors should review "Appendix A" which sets forth additional information relating to investing in California Municipal Obligations.

     Lower Rated Bonds. The Fund is permitted to invest in securities rated Ba by Moody's or BB by S&P or Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. Such bonds, though higher yielding, are characterized by risk. See "Description of the Fund--Investment Consideration and Risks--Lower Rated Bonds" in the Prospectus for a discussion of certain risks and "Appendix B" for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

     Investors should be aware that the market values of many of these bonds tend to be more sensitive to economic conditions than are higher rated securities. These bonds generally are considered by Moody's, S&P and Fitch to be, on balance, predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

     Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable objective data may be available.

     These bonds may be particularly susceptible to economic downturns. It is likely that any economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

     The Fund may acquire these bonds during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

     The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds and pay-in-kind bonds, in which the Fund may invest up to 5% of its net assets. Zero coupon securities and pay-in-kind or delayed interest bonds carry an additional risk in that, unlike bonds which pay interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. See "Dividends, Distributions and Taxes."

Investment Restrictions

     The Fund has adopted investment restrictions numbered 1 through 10 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. Investment restrictions numbered 11 and 12 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The Fund may not:

     1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus and those arising out of transactions in futures and options.

     2. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). Transactions in futures and options and the entry into short sales transactions do not involve any borrowing for purposes of this restriction.

     3. Purchase securities on margin, but the Fund may make margin deposits in connection with transactions in futures, including those related to indices, and options on futures or indices.

     4. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

     5. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein, or prevent the Fund from purchasing and selling futures contracts, including those related to indices, and options on futures contracts or indices.

     6. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus; however, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Trustees.

     7. Invest more than 15% of its assets in the obligations of any one bank for temporary defensive purposes, or invest more than 5% of its assets in the obligations of any other issuer, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitations. Notwithstanding the foregoing, to the extent required by the rules of the Securities and Exchange Commission, the Fund will not invest more than 5% of its assets in the obligations of any one bank, except that up to 25% of the value of the Fund's total assets may be invested without regard to such limitation.

     8. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     9. Invest in companies for the purpose of exercising control.

     10. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     11. Pledge, mortgage, hypothecate or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings. The deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed-delivery basis and collateral arrangements with respect to initial or variation margin for futures contracts and options on futures contracts or indices will not be deemed to be pledges of the Fund's assets.

     12. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests that are not subject to the demand feature described in the Fund's Prospectus and floating and variable rate demand obligations as to which no secondary market exists and the Fund cannot exercise the demand feature described in the Fund's Prospectus on less than seven days' notice), if, in the aggregate, more than 15% of the value of its net assets would be so invested.

     For purposes of Investment Restriction No. 8, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

     If a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

     The Fund may make commitments more restrictive than the restrictions listed above so as to permit the sale of Fund shares in certain states. Should the Fund determine that a commitment is no longer in the best interests of the Fund and its shareholders, the Fund reserves the right to revoke the commitment by terminating the sale of Fund shares in the state involved.

                           MANAGEMENT OF THE FUND

     Board members and officers of the Fund, together with information as to their principal business occupations during at least the last five years, are shown below. Each Board member who is deemed to be an "interested person" of the Fund (as defined in the 1940 Act) is indicated by an asterisk.

Board Members of the Fund

CLIFFORD L. ALEXANDER, JR., Board Member.  President of Alexander &
       Associates, Inc., a management consulting firm. From 1977 to 1981, Mr. Alexander served as Secretary of the Army and Chairman of the Board of the Panama Canal Company, and from 1975 to 1977 he was a member of the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Alexander. He is a director of American Home Products Corporation, The Dun & Bradstreet Corporation, MCI Communications Corporation and Mutual of America Life Insurance Company. He is 62 years old and his address is 400 C Street, N.E., Washington, D.C. 20002.

PEGGY C. DAVIS, Board Member.  Shad Professor of Law, New York University
       School of Law. Professor Davis has been a member of the New York University law faculty since 1983. Prior to that time, she served for three years as a judge in the courts of New York State; was engaged for eight years in the practice of law, working in both corporate and non-profit sectors; and served for two years as a criminal justice administrator in the government of the City of New York. She writes and teaches in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training. She is 53 years old and her address is c/o New York University School of Law, 249 Sullivan Street, New York, New York 10011.

*JOSEPH S. DiMARTINO, Chairman of the Board. Since January 1995, Chairman of the Board of various funds in the Dreyfus Family of Funds. For more than five years prior thereto, he was President, a director and, until August 1994, Chief Operating Officer of the Manager and Executive Vice President and a director of Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager and, until August 24, 1994, the Fund's distributor. From August 1994 to December 31, 1994, he was a director of Mellon Bank Corporation. He is Chairman of the Board of Noel Group, Inc., a venture capital company; a trustee of Bucknell University; and a director of the Muscular Dystrophy Association, HealthPlan Services Corporation, Belding Heminway, Inc., a manufacturer of industrial threads, specialty yarns, home furnishings and fabrics, Curtis Industries, Inc., a national distributor of securities products, chemicals, and automotive and other hardware and Staffing Resources, Inc. He is 52 years old and his address is 200 Park Avenue, New York, New York 10166.

ERNEST KAFKA, Board Member. A physician engaged in private practice specializing in the psychoanalysis of adults and adolescents. Since 1981, he has served as an Instructor at the New York Psychoanalytic Institute and, prior thereto, held other teaching positions. He is Associate Clinical Professor of Psychiatry at Cornell Medical School. For more than the past five years, Dr. Kafka has held numerous administrative positions and has published many articles on subjects in the field of psychoanalysis. He is 63 years old and his address is 23 East 92nd Street, New York, New York 10128.

SAUL B. KLAMAN, Board Member.  Chairman and Chief Executive Officer of SBK
       Associates, which provides research and consulting services to financial institutions. Dr. Klaman was President of the National Association of Mutual Savings Banks until November 1983, President of the National Council of Savings Institutions until June 1985, Vice Chairman of Golembe Associates and BEI Golembe, Inc. until 1989 and Chairman Emeritus of BEI Golembe, Inc. until November 1992. He also served as an Economist to the Board of Governors of the Federal Reserve System and on several Presidential Commissions and has held numerous consulting and advisory positions in the fields of economics and housing finance. He is 76 years old and his address is 431-B Dedham Street, The Gables, Newton Center, Massachusetts 02159.

NATHAN LEVENTHAL, Board Member.  President of Lincoln Center for the
       Performing Arts, Inc. Mr. Leventhal was Deputy Mayor for Operations of New York City from September 1979 to March 1984 and Commissioner of the Department of Housing Preservation and Development of New York City from February 1978 to September 1979. Mr. Leventhal was an associate and then a member of the New York law firm of Poletti Freidin Prashker Feldman and Gartner from 1974 to 1978. He was Commissioner of Rent and Housing Maintenance for New York City from 1972 to 1973. Mr. Leventhal also serves as Chairman of Citizens Union, an organization which strives to reform and modernize city and state governments. He is 53 years old and his address is 70 Lincoln Center Plaza, New York, New York 10023-6583.

     Ordinarily, no meetings of shareholders will be held for the purpose of electing Board members unless and until such time as less than a majority of the Board members holding office have been elected by shareholders at which time the Board members then in office will call a shareholders' meeting for the election of Board members. Under the 1940 Act, shareholders of record of not less than two-thirds of the outstanding shares of the Fund may remove a Board member through a declaration in writing or by vote cast in person or by proxy at a meeting called for that purpose. The Board members are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any such Board member when requested in writing to do so by the shareholders of record of not less than 10% of the Fund's outstanding shares.

     For so long as the Fund's plans described in the section captioned "Distribution Plan and Shareholder Services Plan" remain in effect, the Board members of the Fund who are not "interested persons" of the Fund, as defined in the 1940 Act, will be selected and nominated by the Board members who are not "interested persons" of the Fund.

     The Fund typically pays its Board members an annual retainer and a per meeting fee and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Fund for the fiscal year ended January 31, 1996, and by all other funds in the Dreyfus Family of Funds for which such person is a Board member (the number of which is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 1995, were as follows:


                                                             Total
                                                          Compensation from
                                    Aggregate              Fund and Fund
    Name of Board               Compensation from         Complex Paid to
      Member                          Fund*                Board Member

Clifford L. Alexander, Jr.            $5,000                 $94,386 (17)
Peggy C. Davis                        $5,000                 $81,636 (15)
Joseph S. DiMartino                   $6,250                 $448,618 (94)
Ernest Kafka                           $5,000                 $81,136 (15)
Saul B. Klaman                        $5,000                 $81,886 (15)
Nathan Leventhal                      $5,000                 $81,636 (15)

* Amount does not include reimbursed expenses for attending Board meetings, which amounted to $774 for all Board members as a group.

Officers of the Fund

MARIE E. CONNOLLY, President and Treasurer.  President, Chief Executive
       Officer and a director of the Distributor and an officer of other investment companies advised or administered by the Manager. From December 1991 to July 1994, she was President and Chief Compliance Officer of Funds Distributor, Inc., the ultimate parent of which is Boston Institutional Group, Inc. Prior to December 1991, she served as Vice President and Controller, and later as Senior Vice President, of The Boston Company Advisors. She is 38 years old.

JOHN E. PELLETIER, Vice President and Secretary. Senior Vice President and General Counsel of the Distributor and an officer of other investment companies advised or administered by the Manager. From February 1992 to July 1994, he served as Counsel for The Boston Company Advisors, Inc. From August 1990 to February 1992, he was employed as an Associate at Ropes & Gray. He is 31 years old.

ERIC B. FISCHMAN, Vice President and Assistant Secretary.  Associate
       General Counsel of the Distributor and an officer of other investment companies advised or administered by the Manager. From September 1992 to August 1994, he was an attorney with the Board of Governors of the Federal Reserve System. He is 31 years old.

ELIZABETH A. BACHMAN, Vice President and Assistant Secretary.  Assistant
       Vice President of the Distributor and an officer of other investment companies advised or administered by the Manager. She is 26 years old.

FREDERICK C. DEY, Vice President and Assistant Treasurer.  Senior Vice
       President of the Distributor and an officer of other investment companies advised or administered by the Manager. From 1988 to August 1994, he was manager of the High Performance Fabric Division of Springs Industries Inc. He is 34 years old.

JOSEPH S. TOWER, III, Assistant Treasurer.  Senior Vice President,
       Treasurer and Chief Financial Officer of the Distributor and an officer of other investment companies advised or administered by the Manager. From July 1988 to August 1994, he was employed by The Boston Company, Inc. where he held various management positions in the Corporate Finance and Treasury areas. He is 33 years old.

JOHN J. PYBURN, Assistant Treasurer.  Assistant Treasurer of the
       Distributor and an officer of other investment companies advised or administered by the Manager. From 1984 to July 1994, he was Assistant Vice President in the Mutual Fund Accounting Department of the Manager. He is 60 years old.

MARGARET M. PARDO, Assistant Secretary.  Legal Assistant with the
       Distributor and an officer of other investment companies advised or administered by the Manager. From June 1992 to April 1995, she was a Medical Coordination Officer at ORBIS International. Prior to June 1992, she worked as Program Coordinator at Physicians World Communications Group. She is 27 years old.

       The address of each officer of the Fund is 200 Park Avenue, New York, New York 10166.

       The Fund's Board members and officers, as a group, owned less than 1% of the Fund's shares outstanding on May 7, 1996.

     As of May 7, 1996, the following persons owned 5% or more of the outstanding shares of beneficial interest of the Fund: Class B shares - Merrill Lynch Pierce Fenner & Smith Inc. House A/C, 4800 Deer Lake Drive E, Jacksonville, Florida 32246-6484 - 7.7%: Class C shares - Merrill Lynch Pierce Fenner & Smith Inc. House A/C, 4800 Deer Lake Drive E, Jacksonville, Florida 32246-6484 - 71.3%; Premier Mutual Fund Services, Inc., 1 Exchange Pl., Boston, MA 02109-2809 - 28.7%. A shareholder who beneficially owns, directly or indirectly, 25% or more of the Fund's voting securities may be deemed to be a "control person" (as defined in the 1940 Act) of the Fund.

                            MANAGEMENT AGREEMENT

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Management of the Fund."

     The Manager provides management services pursuant to the Management Agreement (the "Agreement") dated August 24, 1994 with the Fund, which is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement was approved by shareholders on August 3, 1994 and was last approved by the Fund's Board, including a majority of the Board members who are not "interested persons" of any party to the Agreement, at a meeting held on July 19, 1995. The Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

     The following persons are officers and/or directors of the Manager: Howard Stein, Chairman of the Board and Chief Executive Officer; W. Keith Smith, Vice Chairman of the Board; Christopher M. Condron, President, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Philip L. Toia, Vice Chairman-Operations and Administration and a director; William T. Sandalls, Jr., Senior Vice President and Chief Financial Officer; Barbara E. Casey, Vice President- Dreyfus Retirement Services; Elie M. Genadry, Vice President-Institutional Sales; William F. Glavin, Jr., Vice President-Corporate Development; Mark N. Jacobs, Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Vice President-Corporate Communications; Mary Beth Leibig, Vice President-Human Resources; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Andrew S. Wasser, Vice President-Information Services; Maurice Bendrihem, Controller; Elvira Oslapas, Assistant Secretary; and Mandell L. Berman, Frank V. Cahouet, Alvin E. Friedman, Lawrence M. Greene and Julian M. Smerling, directors.

     The Manager manages the Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Fund's Board to execute purchases and sales of securities. The Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Karen M. Hand, Stephen C. Kris, Richard J. Moynihan, Jill C. Shaffro, L. Lawrence Troutman, Samuel J. Weinstock and Monica
S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund as well as for other funds advised by the Manager. All purchases and sales are reported for the Board's review at the meeting subsequent to such transactions.

     The Manager maintains office facilities on behalf of the Fund and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

     All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager. The expenses borne by the Fund include without limitation, the following: taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings and any extraordinary expenses. In addition, shares of each Class are subject to an annual service fee and Class B and Class C shares are subject to an annual distribution fee. See "Distribution Plan and Shareholder Services Plan."

     As compensation for the Manager's services to the Fund, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of .55 of 1% of the value of the Fund's average daily net assets. For the fiscal years ended January 31, 1994, 1995 and 1996, the management fees payable by the Fund amounted to $1,365,438, $1,264,646 and $1,152,436, respectively, which amounts were reduced by $362,893, $51,429 and $0, respectively, pursuant to undertakings in effect in 1994 and 1995, resulting in net fees paid to the Manager of $1,002,545 in fiscal 1994, $1,213,217 in fiscal 1995 and $1,152,436 in fiscal
1996.

     The Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage fees, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

                              PURCHASE OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     The Distributor. The Distributor serves as the Fund's distributor on a best efforts basis pursuant to an agreement dated August 24, 1994. The Distributor also acts as distributor for the other funds in the Premier Family of Funds, for funds in the Dreyfus Family of Funds and for certain other investment companies. In some states, certain financial institutions effecting transactions in Fund shares may be required to register as dealers pursuant to state law.

     For the fiscal year ended January 31, 1996, the Distributor retained $8,546 from sales loads on Class A shares and $36,352 from contingent deferred sales charges ("CDSC") on Class B shares. For the period August 24, 1994 through January 31, 1995, the Distributor retained $7,754 from the sales loads on Class A shares and $30,616 from the CDSC on Class B shares. For the period February 1, 1994 through August 23, 1994 and for the fiscal year ended January 31, 1994, Dreyfus Service Corporation, as the Fund's distributor during such periods, retained $17,596 and $60,338, respectively, from sales loads on Class A shares, and $33,555 and $17,606, respectively from CDSCs on Class B shares. For the period from June 2, 1995 through January 31, 1996, no amount was retained from CDSCs on Class C shares.

     Sales Loads--Class A. The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

     Set forth below is an example of the method of computing the offering price of the Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000 subject to the schedule of sales changes set forth in the Fund's Prospectus at a price based upon the net asset value of the Class A shares on January 31, 1996.

       Net Asset Value per Share. . . . . . . . . . . . . . . . .   $ 12.97
       Per Share Sales Charge - 4.5% of offering price
       (4.7% of net asset value per share). . .  . . . . . . . .    $   .61
                                                                    -------
       Per Share Offering Price to Public . . . . . . . . . . . .   $ 13.58
                                                                    =======

     Using Federal Funds. Dreyfus Transfer, Inc., the Fund's transfer and dividend disbursing agent (the "Transfer Agent"), or the Fund may attempt to notify the investor upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money. If the investor is a customer of a securities dealer ("Selected Dealer") and his order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on behalf of its customer, will complete the conversion into, or itself advance, Federal Funds generally on the business day following receipt of the customer's order. The order is effective only when so converted and received by the Transfer Agent. An order for the purchase of Fund shares placed by an investor with sufficient Federal Funds or a cash balance in his brokerage account with a Selected Dealer will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

     TeleTransfer Privilege. TeleTransfer purchase orders may be made at any time. Purchase orders received by 4:00 p.m., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business will be credited to the shareholder's Fund account on the next bank business day following such purchase order. Purchase orders made after 4:00 p.m., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business, or orders made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), will be credited to the shareholder's Fund account on the second bank business day following such purchase order. To qualify to use the TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be wired to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares--TeleTransfer Privilege."

     Reopening an Account. An investor may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.


              DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Distribution Plan and Shareholder Services Plan."

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

     Distribution Plan. Rule l2b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Fund's Board has adopted such a plan (the "Distribution Plan") with respect to Class B and Class C shares, pursuant to which the Fund pays the Distributor for distributing Class B and Class C shares. The Fund's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and holders of Class B and Class C shares.

     A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of Class B or Class C shares may bear for distribution pursuant to the Distribution Plan without the approval of such shareholders and that other material amendments of the Distribution Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager and have no direct or indirect financial interest in the operation of the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Distribution Plan. The Distribution Plan was last so approved at a meeting held on July 19, 1995. As to each such Class, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan, or by vote of holders of a majority of such Class of shares.

     For the fiscal year ended January 31, 1996, the Fund paid the Distributor $102,032 with respect to Class B, and $5 with respect to Class C, under the Distribution Plan.

     Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan, pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to certain financial institutions (which may include banks), Selected Dealers and other financial industry professionals (collectively, "Service Agents") in respect of these services.

     A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Fund's Board and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was last so approved on July 19, 1995. As to each Class of shares, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

     For the fiscal year ended January 31, 1996, the Fund paid the Distributor $472,817 with respect to Class A, $51,016 with respect to Class B, and $2 with respect to Class C, under the Shareholder Services Plan.

                            REDEMPTION OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Redeem Shares."

     Check Redemption Privilege - Class A. An investor may indicate on the Account Application, Shareholder Services Form or by later written request that the Fund provide Redemption Checks ("Checks") drawn on the investor's Fund account. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application, Shareholder Services Form or later written request must be manually signed by the registered owner(s). Checks may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause the Fund to redeem a sufficient number of full and fractional Class A shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

     If the amount of the Check is greater than the value of the shares in an investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

     TeleTransfer Privilege. Investors should be aware that if they have selected the TeleTransfer Privilege, any request for a TeleTransfer transaction will be effected through the Automated Clearing House ("ACH") system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in the investor's account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares--TeleTransfer Privilege."

     Share Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians and may accept other suitable verification arrangements from foreign investors, such as consular verification.

     Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities (which may include non-marketable securities) or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

     Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

                           SHAREHOLDER SERVICES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Shareholder Services."

     Fund Exchanges. Class A, Class B and Class C shares of the Fund may be exchanged for shares of the respective Class of certain other funds advised or administered by the Manager. Shares of the same Class of such funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

       A. Class A shares of funds purchased without a sales load may be exchanged for Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

       B. Class A shares of funds purchased with or without a sales load may be exchanged without a sales load for Class A shares of other funds sold without a sales load.

       C. Class A shares of funds purchased with a sales load, Class A shares of funds acquired by a previous exchange from Class A shares purchased with a sales load, and additional Class A shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted.

       D. Class B or Class C shares of any fund may be exchanged for the same Class of shares of other funds without a sales load. Class B or Class C shares of any fund exchanged for the same Class of shares of another fund will be subject to the higher applicable CDSC of the two exchanged funds and, for purposes of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the Class B or Class C shares being exchanged were initially purchased.

     To accomplish an exchange under item C above, an investor's Service Agent must notify the Transfer Agent of the investor's prior ownership of such Class A shares and the investor's account number.

     To request an exchange, the investor's Service Agent acting on the investor's behalf must give exchange instructions to the Transfer Agent in writing or by telephone. The ability to issue exchange instructions by telephone is given to all shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this privilege. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic exchange instructions from any person representing himself or herself to be the investor or a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone exchanges permitted. Shares issued in certificate form are not eligible for telephone exchange.

     To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment being required for the shares of the same Class of the fund into which the exchange is being made. For Dreyfus-sponsored Keogh Plans, IRAs and IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs") with only one participant, the minimum initial investment is $750. To exchange shares held in corporate plans, 403(b)(7) Plans and SEP-IRAs with more than one participant, the minimum initial investment is $100 if the plan has at least $2,500 invested among shares of the same Class of the funds in the Dreyfus Family of Funds. To exchange shares held in personal retirement plans, the shares exchanged must have a current value of at least $100.

     Auto-Exchange Privilege. The Auto-Exchange Privilege permits an investor to purchase, in exchange for Class A, Class B or Class C shares of the Fund, shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if his account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

     Fund Exchanges and the Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold. Shares may be exchanged only between accounts having identical names and other identifying designations.

     Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561. The Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchanges service or the Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

     Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually may be depleted. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan. Class B or Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC.

     Dividend Sweep. Dividend Sweep allows investors to invest dividends or dividends and capital gain distributions, if any, from the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which the investor is a shareholder. Shares of the same Class of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

       A. Dividends and distributions paid with respect to Class A shares by a fund may be invested without imposition of a sales load in Class A shares of other funds that are offered without a sales load.

       B. Dividends and distributions paid with respect to Class A shares by a fund which does not charge a sales load may be invested in Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

       C. Dividends and distributions paid with respect to Class A shares by a fund which charges a sales load may be invested in Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

       D. Dividends and distributions paid by a fund with respect to Class B or Class C shares may be invested without imposition of any applicable CDSC in the same Class of shares of other funds and the relevant Class of shares of such other funds will be subject on redemption to any applicable CDSC.


                        DETERMINATION OF NET ASSET VALUE

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     Valuation of Portfolio Securities. The Fund's investments are valued each business day by an independent pricing service (the "Service") approved by the Fund's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed by the Fund's officers under the general supervision of the Fund's Board. Expenses and fees, including the management fee (reduced by the expense limitation, if any) and fees pursuant to the Shareholder Services Plan, with respect to Class A, Class B and Class C shares, and fees pursuant to the Distribution Plan, with respect to Class B and Class C shares only, are accrued daily and are taken into account for the purpose of determining the net asset value of the relevant Class of shares. Because of the difference in operating expenses incurred by each Class, the per share net asset value of each Class will differ.

     New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.


                     DIVIDENDS, DISTRIBUTIONS AND TAXES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Dividends, Distributions and Taxes."

     Management believes that the Fund qualified as a "regulated investment company" under the Code for the fiscal year ended January 31, 1996, and the Fund intends to continue to so qualify so long as such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must pay out to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), must derive less than 30% of its annual gross income from gain on the sale of securities held for less than three months, and must meet certain asset diversification and other requirements. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

     If, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of Federal tax exempt obligations, then the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations. Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes.

     If, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of obligations which, when held by an individual, the interest therefrom is exempt from California personal income tax, and if the Fund qualifies as a management company under the California Revenue and Taxation Code, then the Fund will be qualified to pay dividends to its shareholders that are exempt from California personal income tax (but not from California franchise tax) ("California exempt-interest dividends"). However, the total amount of California exempt-interest dividends paid by the Fund to a non-corporate shareholder with respect to any taxable year cannot exceed such shareholder's pro-rata share of interest received by the Fund during such year that is exempt from California taxation less any expenses and expenditures deemed to have been paid from such interest.

     For shareholders subject to the California personal income tax, exempt-interest dividends derived from California Municipal Obligations will not be subject to the California personal income tax. Distributions from net realized short-term capital gains to California resident shareholders will be subject to the California personal income tax as ordinary income. Distributions from net realized long-term capital gains may constitute long-term capital gains for individual California resident shareholders. Unlike under Federal tax law, the Fund's shareholders will not be subject to California personal income tax, or receive a credit for California taxes paid by the Fund, on undistributed capital gains. In addition, California tax law does not consider any portion of the exempt- interest dividends paid an item of tax preference for the purposes of computing the California alternative minimum tax.

     Any dividend or distribution paid shortly after an investor's purchase may have the effect of reducing the net asset value of his shares below the cost of his investment. Such a distribution would be a return on investment in an economic sense although taxable as stated in the Prospectus. In addition, the Code provides that if a shareholder has not held his Fund shares for more than six months (or such shorter period as the Internal Revenue Service may prescribe by regulation) and has received an exempt-interest dividend with respect to such shares, any loss incurred on the sale of such shares will be disallowed to the extent of the exempt- interest dividend received.

     Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss. However, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income under Section 1276 of the Code. In addition, all or a portion of the gain realized from engaging in "conversion transactions" may be treated as ordinary income under Section 1258 of the Code. "Conversion transactions" are defined to include certain forward, futures, options and "straddle" transactions marketed or sold to produce capital gains, or transactions described in Treasury regulations to be issued in the future.

     Under Section 1256 of the Code, gain or loss the Fund realizes from certain financial futures and options transactions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such futures and options as well as from closing transactions. In addition, any such futures and options remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

     Offsetting positions held by the Fund involving financial futures and options transactions may be considered, for tax purposes, to constitute "straddles." "Straddles" are defined to include "offsetting positions" in actively traded personal property. The tax treatment of "straddles" is governed by Sections 1092 and 1258 of the Code, which, in certain circumstances, overrides or modifies the provisions of Section 1256 of the Code. As such, all or a portion of any short- or long-term capital gain from certain "straddle" and/or conversion transactions may be recharacterized to ordinary income.

     If the Fund were treated as entering into "straddles" by reason of its engaging in certain futures or options transactions, such "straddles" would be characterized as "mixed straddles" if the futures or options transactions comprising a part of such "straddles" were governed by Section 1256 of the Code. The Fund may make one or more elections with respect to "mixed straddles." Depending on which election is made, if any, the results to the Fund may differ. If no election is made to the extent the "straddle" rules apply to positions established by the Fund, losses realized by the Fund will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of the "straddle" and the conversion transaction rules, short-term capital losses on "straddle" positions may be recharacterized as long-term capital losses, and long-term capital gains may be treated as short-term capital gains or ordinary income.

     Investment by the Fund in securities issued at a discount or providing for deferred interest or for payment of interest in the form of additional obligations could, under special tax rules, affect the amount, timing and character of distributions to shareholders. For example, the Fund could be required to take into account annually a portion of the discount (or deemed discount) at which such securities were issued and to distribute such portion in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

                             PORTFOLIO TRANSACTIONS

     Portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. No brokerage commissions have been paid by the Fund to date.

     Transactions are allocated to various dealers by the Fund's portfolio managers in their best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms.

     Research services furnished by brokers through which the Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the opinion of the Manager that the receipt and study of such services should not reduce the overall expenses of its research department.

     The Fund's portfolio turnover rate for the fiscal years ended January 31, 1995 and 1996 was 37.39% and 92.42%, respectively. The Fund anticipates that its annual portfolio turnover rate will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. Therefore, depending upon market conditions, the Fund's annual portfolio turnover rate may exceed 100% in particular years.

                           PERFORMANCE INFORMATION

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Performance Information."

     Current yield for the 30-day period ended January 31, 1996 for Class A was 4.32%, for Class B was 3.99% and for Class C was 3.85%. Current yield is computed pursuant to a formula which operates as follows: The amount of the Fund's expenses accrued for the 30-day period (net of reimbursements) is subtracted from the amount of the dividends and interest earned (computed in accordance with regulatory requirements) by the Fund during the period. That result is then divided by the product of: (a) the average daily number of shares outstanding during the period that were entitled to receive dividends, and (b) the maximum offering price per share in the case of Class A or the net asset value per share in the case of Class B or Class C on the last day of the period less any undistributed earned income per share reasonably expected to be declared as a dividend shortly thereafter. The quotient is then added to 1, and that sum is raised to the 6th power, after which 1 is subtracted. The current yield is then arrived at by multiplying the result by 2.

     Based upon a combined 1995 Federal and State of California personal income tax rate of 46.24%, the tax equivalent yield for the 30-day period ended January 31, 1996 for Class A was 8.04%, for Class B was 7.42% and for Class C was 7.16%. Tax equivalent yield is computed by dividing that portion of the current yield (calculated as described above) which is tax exempt by 1 minus a stated tax rate and adding the quotient to that portion, if any, of the yield of the Fund that is not tax exempt.

     The tax equivalent yield noted above represents the application of the highest Federal and State of California marginal personal income tax rates presently in effect. For Federal personal income tax purposes, a 39.60% rate has been used. For California personal income tax purposes, an 11.00% tax rate has been used. The tax equivalent yield figure, however, does not reflect the potential effect of any local (including, but not limited to, county, district or city) taxes, including applicable surcharges. In addition, there may be pending legislation which could affect such stated tax rates or yields. Each investor should consult its tax adviser, and consider its own factual circumstances and applicable tax laws, in order to ascertain the relevant tax equivalent yield.

     The average annual total return for the 1, 5 and 9.227 year periods ended January 31, 1996 for Class A was 8.98%, 7.41% and 7.26%, respectively. The average annual total return for the 1 and 3.047 year periods ended January 31, 1996 for Class B was 10.55% and 6.62%, respectively. The average annual total return for the period from June 2, 1995 (commencement of initial offering of Class C) through January 31, 1996 for Class C was 6.47%. Average annual total return is calculated by determining the ending redeemable value of an investment purchased at net asset value (maximum offering price in the case of Class A) per share with a hypothetical $1,000 payment made at the beginning of the period (assuming the reinvestment of dividends and distributions), dividing by the amount of the initial investment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result. A Class's average total return figures calculated in accordance with such formula assume that in the case of Class A the maximum sales load had been deducted from the hypothetical initial investment at the time of purchase or in the case of Class B or Class C the maximum applicable CDSC has been paid upon redemption at the end of the period.

     The total return for Class A for the period November 10, 1986 (commencement of operations) through January 31, 1996 was 91.03%. Based on net asset value per share, the total return for Class A was 100.06% for this period. The total return for Class B for the period January 15, 1993 (commencement of initial offering of Class B shares) through January 31, 1996 was 21.57%. Without giving effect to the applicable CDSC, the total return for Class B was 23.57% for this period. The total return for Class C for the period June 2, 1995 (commencement of initial offering of Class C shares) through January 31, 1996 was 4.28%. Without giving effect to the applicable CDSC, the total return for Class C was 5.28% for this period. Total return is calculated by subtracting the amount of the Fund's net asset value (maximum offering price in the case of Class A) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period and any applicable CDSC), and dividing the result by the net asset value (maximum offering price in the case of Class A) per share at the beginning of the period. Total return also may be calculated based on the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales load with respect to Class A shares or any applicable CDSC with respect to Class B or Class C shares, which, if reflected, would reduce the performance quoted.

     From time to time, the Fund may use hypothetical tax equivalent yields or charts in its advertising. These hypothetical yields or charts will be used for illustrative purposes only and are not indicative of the Fund's past or future performance.

     From time to time, advertising materials for the Fund may refer to or discuss then-current or past economic conditions, developments and/or events, including those relating to or arising from actual or proposed tax legislation. From time to time, advertising materials for the Fund may also refer to statistical or other information concerning trends relating to investment companies, as compiled by industry associations such as the Investment Company Institute. From time to time, advertising materials for the Fund also may refer to Morningstar ratings and related analysis supporting such ratings.

     From time to time, advertising materials for the Fund may include biographical information relating to its portfolio managers and may refer to, or include commentary by a portfolio manager relating to investment strategy, asset growth, current or past business, political, economic or financial conditions and other matters of general interest of investors.


                        INFORMATION ABOUT THE FUND

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "General Information."

     Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Shares have no preemptive or subscription rights and are freely transferable.

     The Fund sends annual and semi-annual financial statements to all its shareholders.

     The Manager's legislative efforts led to the 1976 Congressional Amendment to the Code permitting an incorporated mutual fund to pass through tax exempt income to its shareholders. The Manager offered to the public the first incorporated tax exempt fund and currently manages or administers over $25 billion in tax exempt assets.


               TRANSFER AND DIVIDEND DISBURSING AGENT, CUSTODIAN,
                        COUNSEL AND INDEPENDENT AUDITORS

     Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses. For the period December 1, 1995 (effective date of transfer agency agreement) through January 31, 1996, the Fund paid the Transfer Agent $11,891.

     The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's custodian. Neither the Transfer Agent nor The Bank of New York has any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

     Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004-2696, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, independent auditors, have been selected as auditors of the Fund.


                               APPENDIX A

     Certain California (the "State") constitutional amendments, legislative measures, executive orders, civil actions and voter initiatives, as well as the general financial condition of the State, could adversely affect the ability of issuers of California Municipal Obligations to pay interest and principal on such obligations. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the State of California and various local agencies, available as of the date of this Statement of Additional Information. While the Fund has not independently verified such information, it has no reason to believe that such information is not correct in all material respects.

     Recent Developments. From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), exports and financial services, among others, were all severely affected. Job losses have been the worst of any post-war recession. Unemployment reached 10.1% in January 1994, but fell sharply to 7.7% in October and November 1994. According to the State's Department of Finance, recovery from the recession in California began in 1994.

     The recession seriously affected State tax revenues, which basically mirror economic conditions. It also has caused increased expenditures for health and welfare programs. The State also has been facing a structural imbalance in its budget with the largest programs supported by the General Fund (K-12 schools and community colleges, health and welfare, and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State experienced recurring budget deficits in the late 1980s and early 1990s. The State Controller reported that expenditures exceeded revenues for four of the five fiscal years ending with 1991-92. The State had an operating surplus of approximately $109 million in 1992-93 and $836 million in 1993- 94. However, at June 30, 1994, according to the Department of Finance, the State's Special Fund for Economic Uncertainties ("SFEU") still had a deficit, on a budget basis, of approximately $1.8 billion.

     The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. Such borrowings are expected to continue in future fiscal years. To meet its cash flow needs in the 1994- 95 fiscal year the State issued, in July and August 1994, $4.0 billion of revenue anticipation warrants which mature on April 25, 1996, and $3.0 billion of revenue anticipation notes which matured on June 28, 1995.

     As a result of the deterioration in the State's budget and cash situation, the rating agencies reduced the State's credit ratings. Between October 1991 and July 1994, the rating on the State's general obligation bonds was reduced by S&P from "AAA" to "A," by Moody's from "Aaa" to "A1" and by Fitch from "AAA" to "A."

     The 1994-95 Fiscal Year Budget (as updated in the January 10, 1995 Governor's Budget) projected $42.4 billion of General Fund revenues and transfers and $41.7 billion of budgeted expenditures. In addition, the 1994-95 Budget Act anticipated deferring retirement of about $1 billion of the accumulated budget deficit to the 1995-96 fiscal year when it is intended to be fully retired by June 30, 1996.

     The Governor's Budget for 1995-96 proposed General Fund revenues and transfers of $42.5 billion and expenditures of $41.7 billion, which would leave a balance of approximately $92 million in the budget reserve, the SFEU, at June 30, 1996 after repayment of the accumulated budget deficits. The Budget proposal was based on a number of assumptions, including receipt of $830 million from the Federal government to offset costs of undocumented and refugee immigrants.

     On December 6, 1994, Orange County, California (the "County"), together with its pooled investment funds (the "County Funds") filed for protection under Chapter 9 of the Federal Bankruptcy Code, after reports that the County Funds had suffered significant market losses in their investments, causing a liquidity crisis for the County Funds and the County. More than 180 other public entities, most of which, but not all, are located in the County, were also depositors in the County Funds. As of mid-January 1995, following a restructuring of most of the County Funds' assets to increase their liquidity and reduce their exposure to interest rate increases, the County estimated the County Funds' loss at about $1.69 billion, or about 23% of their initial deposits of approximately $7.5 billion. Many of the entities which deposited monies in the County Funds, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. This also may effect their ability to meet their outstanding obligations.

     The State has no existing obligation with respect to any outstanding obligations or securities of the County or any of the other participating entities. However, in the event the County is unable to maintain county administered State programs because of insufficient resources, it may be necessary for the State to intervene, but the State cannot presently predict what, if any, action may occur.

     On January 17, 1994, an earthquake of the magnitude of an estimated 6.8 on the Richter Scale struck Los Angeles causing significant damage to public and private structures and facilities. Although some individuals and businesses suffered losses totaling in the billions of dollars, the overall effect of the earthquake on the regional and State economy is not expected to be serious.

     State Finances. State moneys are segregated into the General Fund and approximately 600 Special Funds. The General Fund consists of the revenues received into the State Treasury and earnings from State investments, which are not required by law to be credited to any other fund. The General Fund is the principal operating fund for the majority of governmental activities and is the depository of most major State revenue sources.

     The SFEU is funded with General Fund revenues and was established to protect the State from unforeseen reduced levels of revenues and/or unanticipated expenditure increases. Amounts in the SFEU may be transferred by the Controller as necessary to meet cash needs of the General Fund. The Controller is required to return moneys so transferred without payment of interest as soon as there are sufficient moneys in the General Fund. For budgeting and accounting purposes, any appropriation made from the SFEU is deemed an appropriation from the General Fund. For year-end reporting purposes, the Controller is required to add the balance in the SFEU to the balance in the General Fund so as to show the total monies then available for General Fund purposes.

     Inter-fund borrowing has been used for many years to meet temporary imbalances of receipts and disbursements in the General Fund. As of June 30, 1994, the General Fund had outstanding loans in the aggregate principal amount of $43 million to the General Fund from the SFEU and outstanding loans in the aggregate principal amount of $5.2 billion, which consisted of $4.0 billion of internal loans to the General Fund from the SFEU and other Special Funds and $1.2 billion of external loans represented by the 1994 revenue anticipation warrants.

     Articles XIIIA and XIIIB to the State Constitution and Other Revenue Law Changes. Prior to 1977, revenues of the State government experienced significant growth primarily as a result of inflation and continuous expansion of the tax base of the State. In 1978, State voters approved an amendment to the State Constitution known as Proposition 13, which added Article XIIIA to the State Constitution, reducing ad valorem local property taxes by more than 50%. In addition, Article XIIIA provides that additional taxes may be levied by cities, counties and special districts only upon approval of not less than a two-thirds vote of the "qualified electors" of such district, and requires not less than a two-thirds vote of each of the two houses of the State Legislature to enact any changes in State taxes for the purpose of increasing revenues, whether by increased rate or changes in methods of computation.

     Primarily as a result of the reductions in local property tax revenues received by local governments following the passage of Proposition 13, the Legislature undertook to provide assistance to such governments by substantially increasing expenditures from the General Fund for that purpose beginning in the 1978-79 fiscal year. In recent years, in addition to such increased expenditures, the indexing of personal income tax rates (to adjust such rates for the effects of inflation), the elimination of certain inheritance and gift taxes and the increase of exemption levels for certain other such taxes had a moderating impact on the growth in State revenues. In addition, the State has increased expenditures by providing a variety of tax credits, including renters' and senior citizens' credits and energy credits.

     The State is subject to an annual "appropriations limit" imposed by Article XIIIB of the State Constitution adopted in 1979. Article XIIIB prohibits the State from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitations" are authorizations to spend "proceeds of taxes," which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed "the cost reasonably borne by such entity in providing the regulation, product or service." One of the exclusions from these limitations is "debt service" (defined as "appropriations required to pay the cost of interest and redemption charges, including the funding of any reserve or sinking fund required in connection therewith, on indebtedness existing or legally authorized as of January 1, 1979 or on bonded indebtedness thereafter approved" by the voters). In addition, appropriations required to comply with mandates of courts or the Federal government and, pursuant to Proposition 111 enacted in June 1990, appropriations for qualified capital outlay projects and appropriations of revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels are not included as appropriations subject to limitation. In addition, a number of recent initiatives were structured or proposed to create new tax revenues dedicated to certain specific uses, with such new taxes expressly exempted from the Article XIIIB limits (e.g., increased cigarette and tobacco taxes enacted by Proposition 99 in 1988). The appropriations limit also may be exceeded in cases of emergency. However, unless the emergency arises from civil disturbance or natural disaster declared by the Governor, and the appropriations are approved by two-thirds of the Legislature, the appropriations limit for the next three years must be reduced by the amount of the excess.

     The State's appropriations limit in each year is based on the limit for the prior year, adjusted annually for changes in California per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility of providing services to or from another unit of government. The measurement of change in population is a blended average of statewide overall population growth, and change in attendance at local school and community college ("K-14") districts. As amended by Proposition 111, the appropriations limit is tested over consecutive two-year periods. Any excess of the aggregate "proceeds of taxes" received over such two-year periods above the combined appropriations limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

     As originally enacted in 1979, the State's appropriations limit was based on its 1978-79 fiscal year authorizations to expend proceeds of taxes and was adjusted annually to reflect changes in cost of living and population (using different definitions, which were modified by Proposition 111). Commencing with the 1991-92 fiscal year, the State's appropriations limit is adjusted annually based on the actual 1986-87 limit, and as if Proposition 111 had been in effect. The State Legislature has enacted legislation to implement Article XIIIB which defines certain terms used in Article XIIIB and sets forth the methods for determining the State's appropriations limit. Government Code Section 7912 requires an estimate of the State's appropriations limit to be included in the Governor's Budget, and thereafter to be subject to the budget process and established in the Budget Act.

     For the 1990-91 fiscal year, the State appropriations limit was $32.7 billion, and appropriations subject to limitation were $7.51 billion under the limit. The limit for the 1991-92 fiscal year was $34.2 billion, and appropriations subject to limitations were $3.8 billion under the limit. The limit for the 1992-93 fiscal year was $35.01 billion, and the appropriations subject to limitation were $7.53 billion under the limit. The limit for the 1993-94 fiscal year was $36.060 billion, and the appropriations subject to limitation were $6.55 billion under the limit. The estimated limit for the 1994-95 fiscal year was $37.55 billion, and the appropriations subject to limitations were estimated to be $6.05 billion under the limit.

     In November 1988, State voters approved Proposition 98, which changed State funding of public education below the university level and the operation of the State's appropriations limit, primarily by guaranteeing K-14 schools a minimum share of General Fund revenues. Under Proposition 98 (as modified by Proposition 111, which was enacted in June 1990), K-14 schools are guaranteed the greater of
(a) 40.3% of General Fund revenues ("Test 1"), (b) the amount appropriated to K-14 schools in the prior year, adjusted for changes in the cost of living (measured as in Article XIIIB by reference to California per capita personal income) and enrollment ("Test 2"), or (c) a third test, which would replace the second test in any year when the percentage growth in per capita General Fund revenues from the prior year plus .5% is less than the percentage growth in California per capita personal income ("Test 3"). Under "Test 3," schools would receive the amount appropriated in the prior year adjusted for changes in enrollment and per capita General Fund revenues, plus an additional small adjustment factor. If "Test 3" is used in any year, the difference between "Test 3" and "Test 2" would become a "credit" to schools which would be the basis of payments in future years when per capita General Fund revenue growth exceeds per capita personal income growth.

     Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor's concurrence, to suspend the K-14 schools' minimum funding formula for a one-year period. In the fall of 1989, the Legislature and the Governor utilized this provision to avoid having 40.3% of revenues generated by a special supplemental sales tax enacted for earthquake relief go to K-14 schools. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIIIB limit to K-14 schools.

     The 1991-92 Budget Act, applying "Test 2" of Proposition 98, appropriated approximately $18.5 billion for K-14 schools pursuant to Proposition 98. During the course of the fiscal year, revenues proved to be substantially below expectations. By the time the Governor's Budget was introduced in January 1992, it became clear that per capita growth in General Fund revenues for 1991-92 would be far smaller than the growth in California per capita personal income and the Governor's Budget therefore reflected a reduction in Proposition 98 funding in 1991-92 by applying "Test 3" rather than "Test 2."

     In response to the changing revenue situation and to fully fund the Proposition 98 guarantee in both the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted several bills as part of the 1992-93 budget package which responded to the fiscal crisis in education funding. Fiscal year 1991-92 Proposition 98 appropriations for K-14 schools were reduced by $1.083 billion. In order to not adversely impact cash received by school districts, however, a short-term loan was appropriated from the non-Proposition 98 State General Fund. The Legislature then appropriated $16.6 billion to K-14 schools for 1992-93 (the minimum guaranteed by Proposition 98), but designated $1.083 billion of this amount to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. In addition to reducing the 1991-92 fiscal year appropriations for K-14 schools by $1.083 billion and converting the amount to a loan (the "inter-year adjustment"), Chapter 703, Statutes of 1992 also made an adjustment to "Test 1," based on the additional $1.2 billion of local property taxes that were shifted to schools and community colleges. The "Test 1" percentage changed from 40% to 37%. Additionally, Chapter 703 contained a provision that if an appellate court should determine that the "Test 1" recalculation or the inter-year adjustment is unconstitutional, unenforceable or invalid, Proposition 98 would be suspended for the 1992-93 fiscal year, with the result that K-14 schools would receive the amount intended by the 1992-93 Budget Act compromise.

     The State Controller stated in October 1992 that, because of a drafting error in Chapter 703, he could not implement the $1.083 billion reduction of the 1991-92 school funding appropriation, which was part of the inter-year adjustment. The Legislature untimely enacted corrective legislation as part of the 1993-94 Budget package to implement the $1.083 billion inter-year adjustment as originally intended.

     In the 1992-93 Budget Act, a new loan of $732 million was made to K- 12 schools in order to maintain per-average daily attendance ("ADA") funding at the same level as 1991-92, at $4,187. An additional loan of $241 million was made to community college districts. These loans are to be repaid from future Proposition 98 entitlements. (The teachers' organization lawsuit discussed above also seeks to declare invalid the provision making the $732 million a loan "repayable" from future years' Proposition 98 funds. Including both State and local funds, and adjusting for the loans and repayments, on a cash basis, total Proposition 98 K-12 funding in 1992-93 increased to $21.5 billion, 2.4% more than the amount in 1992-93 ($21.0 billion).

     Based on revised State tax revenues and estimated decreased reported pupil enrollment, the 1993-94 Budget Act projected that the 1992-93 Proposition 98 Budget Act appropriations of $16.6 billion exceeded a revised minimum guarantee by $313 million. As a result, the 1993-94 Budget Act reverted $25 million in 1992-93 appropriations to the General Fund. Limiting the reversion to this amount ensures that per ADA funding for general purposes will remain at the prior year level of $4,217 per pupil. The 1993-94 Governor's Budget subsequently proposed deficiency funding of $121 million for school apportionments and special education, increasing funding per pupil in 1992-93 to $4,244. The 1993-94 Budget Act also designated $98 million in 1992-93 appropriations toward satisfying prior years' guarantee levels, an obligation that resulted primarily from updating State tax revenues for 1991-92, and designates $190 million as a loan repayable from 1993-94 funding.

     The 1993-94 Budget Act projected the Proposition 98 minimum funding level at $13.5 billion based on the "Test 3" calculation where the guarantee is determined by the change in per capita growth in General Fund revenues, which are projected to decrease on a year-over-year basis. This amount also takes into account increased property taxes transferred to school districts from other local governments.

     Legislation accompanying the 1993-94 Budget Act (Chapter 66/93) provided a new loan of $609 million to K-12 schools in order to maintain per ADA funding at $4,217 and a loan of $178 million to community colleges. These loans have been combined with the K-14 1992-93 loans into one loan totalling $1.760 billion. Repayment of this loan would be from future years' Proposition 98 entitlements, and would be conditioned on maintaining current funding levels per pupil for K-12 schools. Chapter 66 also reduced the "Test 1" percentage to 35% to reflect the property tax shift among local government agencies.

     The 1994-95 Budget Act appropriated $14.4 billion of Proposition 98 funds for K14 schools based on Test 2. This exceeded the minimum Proposition 98 guarantee by $8 million to maintain K-12 funding per pupil at $4,217. Based upon updated State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriated an additional $286 million within Proposition 98 for the 1993-94 fiscal year, to reflect a need in appropriations for school districts and county offices of education, as well as an anticipated deficiency in special education fundings. These and other minor appropriation adjustments increased the 1993-94 Proposition 98 guarantee to $13.8 billion, which exceeded the minimum guarantee in that year by $272 million and provided per pupil funding of $4,225.

     The 1995-96 Governor's Budget adjusted the 1993-94 minimum guarantee to reflect changes in enrollment and inflation, and 1993-94 Proposition 98 appropriations were increased to $14.1 billion, primarily to reflect changes in the statutory continuous appropriation for apportionments. The revised appropriations exceeded the minimum guarantee by $32 million. This appropriation level still provided per-pupil funding of $4,225.

     The 1994-95 Proposition 98 minimum guarantee also has been adjusted for changes in factors described above, and was calculated to be $14.9 billion. Within the minimum guarantee, the dollars per pupil were maintained at the prior year's level; consequently, the 1994-95 minimum guarantee included a loan repayment of $135 million, and the per-pupil funding increased to $4,231.

     The 1995-96 Governor's Budget proposes to appropriate $15.9 billion of Proposition 98 funds to K-14 to meet the guarantee level. Included within the guarantee is a loan repayment of $379 million for the combined outstanding loans of $1.76 billion. Funding per pupil is estimated to increase by $61 over 1994-95 to $4,292.

     Sources of Tax Revenue. The California personal income tax, which in 1992-93 contributed about 44% of General Fund revenues, is closely modeled after the Federal income tax law. It is imposed on net taxable income (gross income less exclusions and deductions). The tax is progressive with rates ranging from 1% to 11%. Personal, dependent, and other credits are allowed against the gross tax liability. In addition, taxpayers may be subject to an alternative minimum tax ("AMT") which is much like the Federal AMT. This is designed to ensure that excessive use of tax preferences does not reduce taxpayers' liabilities below some minimum level. Legislation enacted in July 1991 added two new marginal tax rates, at 10% and 11%, effective for tax years 1991 through 1995. After 1995, the maximum personal income tax rate is scheduled to return to 9.3%, and the AMT rate is scheduled to drop from 8.5% to 7%.

     The personal income tax is adjusted annually by the change in the consumer price index to prevent taxpayers from being pushed into higher tax brackets without a real increase in income.

     The sales tax is imposed upon retailers for the privilege of selling tangible personal property in California. Most retail sales and leases are subject to the tax. However, exemptions have been provided for certain essentials such as food for home consumption, prescription drugs, gas, electricity and water. Sales tax accounted for about 38% of General Fund revenue in 1992-93. Bank and corporation tax revenues comprised about 11% of General Fund revenue in 1992-93. In 1989, Proposition 99 added a 25 cents per pack excise tax on cigarettes, and a new equivalent excise tax on other tobacco products. Legislation enacted in 1993 added an additional 2 cents per pack for the purpose of funding breast cancer research.

     General Financial Condition of the State. In the years following enactment of the Federal Tax Reform Act of 1986, and conforming changes to the State's tax laws, taxpayer behavior became more difficult to predict, and the State experienced a series of fiscal years in which revenue came in significantly higher or lower than original estimates. The 1989-90 fiscal year ended with revenues below estimates and the SFEU was fully depleted by June 30, 1990. This date essentially coincided with the date of the most recent recession, and the State subsequently accumulated a budget deficit in the SFEU approaching $2.8 billion at its peak. The State's budget problems in recent years also have been caused by a structural imbalance which has been identified by the current and previous Administrations. The largest General Fund programs -- K-14 education, health, welfare and corrections -- were increasing faster than the revenue base, driven by the State's rapid population increases.

     Starting in the 1990-91 fiscal year, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on significant cuts in program expenditures, some transfers of program responsibilities and funding from the State to local governments, revenue increases (particularly in the 1991-92 fiscal year budget), and various one-time adjustments and accounting changes. However, as the recession took hold and deepened after the summer of 1990, revenues dropped sharply and expenditures for health and welfare programs increased as job losses mounted, so that the State ended each of the 1990-91 and 1991-92 fiscal years with an unanticipated deficit in the budget reserve, the SFEU, as compared to projected positive balances.

     As a result of the revenue shortfalls accumulating for the previous two fiscal years, the Controller in April 1992 indicated that cash resources (including borrowing from Special Funds) would not be sufficient to meet all General Fund obligations due on June 30 and July 1, 1992. On June 25, 1992, the Controller issued $475 million of 1992 Revenue Anticipation Warrants (the "1992 Warrants") in order to provide funds to cover all necessary payments from the General Fund at the end of the 1991- 92 fiscal year and on July 1, 1992. The 1992 Warrants were paid on July 24, 1992. In addition to the 1992 Warrants, the Controller reported that as of June 30, 1992, the General Fund had borrowed $1.336 billion from the SFEU and $4.699 billion from other Special Funds, using all but about $183 million of borrowable cash resources.

     To balance the 1992-93 Governor's Budget, program reductions totalling $4.365 billion and a revenue and transfer increase of $872 million were proposed for the 1991-92 and 1992-93 fiscal years. Economic performance in the State continued to be sluggish after the 1992-93 Governor's Budget was prepared. By the time of the "May Revision," issued on May 20, 1992, the Administration estimated that the 1992-93 Budget needed to address a gap of about $7.9 billion, much of which was needed to repay the accumulated budget deficits of the previous two years.

     The severity of the budget actions needed led to a long delay in adopting the budget. With the failure to enact a budget by July 1, 1992, the State had no legal authority to pay many of its vendors until the budget was passed. Starting on July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations, such as debt service on bonds and revenue anticipation warrants. Between July 1 and September 4, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants payable from the General Fund, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of $3.3 billion of interim notes.

     The Legislature enacted the 1992-93 Budget Bill on August 29, 1992, and it was signed by the Governor on September 2, 1992. The 1992-93 Budget Act provided for expenditures of $57.4 billion and consisted of General Fund expenditures of $40.8 billion and Special Fund and Bond Fund expenditures of $16.6 billion. The Department of Finance estimated a balance in the SFEU of $28 million on June 30, 1993.

     The $7.9 billion budget gap was closed primarily through cuts in the program expenditures (principally for health and welfare programs, aid to schools and support for higher education), together with some increases in revenues from accelerated collections and changes in tax laws to confirm to Federal law changes, and a variety of on-time inter-fund transfers and deferrals. The other major component of the budget compromise was a law requiring local governments to transfer a total of $1.3 billion to K-12 school and community college districts, thereby reducing by that amount General Fund support for those districts under Proposition 98.

     In May 1993, the Department of Finance projected that the General Fund would end the fiscal year on June 30, 1993 with an accumulated budget deficit of about $2.8 billion, and a negative fund balance of about $2.2 billion (the difference being certain reserves for encumbrances and school funding costs). As a result, the State issued $5 billion of revenue anticipation notes and warrants.

     The Governor's 1993-94 Budget, introduced on January 8, 1993, proposed General Fund expenditures of $37.3 billion, with projected revenues of $39.9 billion. It also proposed Special Fund expenditures of $12.4 billion and Special Fund revenues of $12.1 billion. The 1993-94 fiscal year represented the third consecutive year the Governor and the Legislature were faced with a very difficult budget environment, requiring revenue actions and expenditure cuts totaling billions of dollars to produce a balanced budget. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance on increased Federal aid and reductions in state spending.

     The "May Revision" of the Governor's Budget, released on May 20, 1993, indicated that the revenue projections of the January Budget Proposal were tracking well, with the full year 1992-93 about $80 million higher than the January projection. Personal income tax revenue was higher than projected, sales tax was close to target, and bank and corporation taxes were lagging behind projections. The May Revision projected the State would have an accumulated deficit of about $2.75 billion by June 30, 1993. The Governor proposed to eliminate this deficit over an 18-month period. He also agreed to retain the 0.5% sales tax scheduled to expire June 30 for a six-month period, dedicated to local public safety purposes, with a November election to determine a permanent extension. Unlike previous years, the Governor's Budget and May Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

     The 1993-94 Budget Act was signed by the Governor on June 30, 1993, along with implementing legislation. The Governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year, which included the issuance of approximately $2 billion of revenue anticipation notes that matured on June 28, 1994.

     The 1993-94 Budget Act was predicated on General Fund revenues and transfers estimated at $40.6 billion, about $700 million higher than the January Governor's Budget, but still about $400 million below 1992-93 (and the second consecutive year of actual decline). The principal reasons for declining revenues were the continued weak economy and the expiration (or repeal) of three fiscal steps taken in 1991--a half cent temporary sales tax, a deferral of operating loss carry forwards, and repeal by initiative of a sales tax on candy and snack foods.

     The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93.

     The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from projected 1992-93 expenditures of $41.1 billion), in order to keep a balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase.

     The 1993-94 Budget Act contained no General Fund tax/revenue increases other than a two year suspension of the renters' tax credit.

     Administration reports during the course of the 1993-94 fiscal year indicated that while economic recovery appeared to have started in the second half of the fiscal year, recessionary conditions continued longer than had been anticipated when the 1993-94 Budget Act was adopted. Overall, revenues for the 1993-94 fiscal year were about $800 million lower than original projections, and expenditures were about $780 million higher, primarily because of higher health and welfare caseloads, lower property taxes which require greater State support for K-14 education to make up to shortfall, and lower than anticipated Federal government payments for immigration-related costs. The reports in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year were very close to the projections made in the Governor's Budget of January 10, 1994, which was consistent with a slow turn around in the economy.

     The Department of Finance's July 1994 Bulletin, which included final June receipts, reported that June revenues were $114 million (2.5%) above projection, with final end-of-year results at $377 million (about 1%) above the May Revision projections. Part of this result was due to the end-of-year adjustments and reconciliations. Personal income tax and sales tax continued to track projections. The largest factor in the higher than anticipated revenues was from bank and corporation taxes, which were $140 million (18.4%) above projection in June.

     During the 1993-94 fiscal year, the State implemented the Deficit Retirement Plan, which was part of the 1993-94 Budget Act, by issuing $1.2 billion of revenue anticipation warrants in February 1994 that matured December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original 1993-94 Budget Act assumptions, the General Fund ended the fiscal year at June 30, 1994 carrying forward an accumulated deficit of approximately $1.8 billion.

     Because of the revenue shortfall and the State's reduced internal borrowable cash resources, in addition to the $1.2 billion of revenue anticipation warrants issued as part of the Deficit Retirement Plan, the State issued an additional $2.0 billion of revenue anticipation warrants that matured July 26, 1994, which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

     The 1994-95 fiscal year represented the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment to produce a balanced budget. Many program cost and budgetary adjustments had already been made in the last three years. The Governor's Budget Proposal, as updated in May and June 1994 proposed a two-year solution to pass the accumulated deficit. The budget proposal set forth revenue and expenditure forecasts and revenue and expenditure proposals which estimated operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated budget deficit, estimated at about $1.8 billion at June 30, 1994, by June 30, 1996.

     The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projected revenues and transfers of $41.9 billion, $2.1 billion higher than revenues in 1993-94. This reflected the Administration's forecast of an improving economy. Also included in this figure was the projected receipt of about $360 million from the Federal government to reimburse the State's cost of incarcerating undocumented immigrants, most of which eventually was not received.

     The 1994-95 Budget Act projected Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated revenues.

     The 1994-95 Budget Act projected General Fund expenditures of $40.9 billion, an increase of $1.6 billion over the 1993-94 fiscal year. The 1994-95 Budget Act also projected Special Fund expenditures of $13.7 billion, a 5.4% increase over 1993-94 fiscal year estimated expenditures.

     The 1994-95 Budget Act contained no tax increases. Under legislation enacted for the 1993-94 Budget Act, the renters' tax credit was suspended for two years (1993 and 1994). A ballot proposition to permanently restore the renters' tax credit after 1995 failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, for 1995, saving about $390 million in the 1995-96 fiscal year.

     The 1994-95 Budget Act assumed that the State would use a cash flow borrowing program in 1994-95 which combines one-year notes and two-year warrants, which were issued. Issuance of the warrants allows the State to defer repayment of approximately $1.0 billion of its accumulated budget deficit into the 1995-96 fiscal year. The Budget Adjustment Law enacted along with the 1994-95 Budget Act is designed to ensure that the warrants will be repaid in the 1995-96 fiscal year.

     The Department of Finance Bulletin for April 1995 reported that General Fund revenues for March 1995 were $28 million, or 1.1%, below forecast, and that year-to-date General Fund revenues were $110 million, or 0.4%, below forecast.

     Initial analysis of the Federal fiscal year 1995 budget by the Department of Finance indicates that about $98 million was appropriated for California to offset costs of incarceration of undocumented and refugee immigrants, less than the $356 million which was assumed in the State's 1994-95 Budget Act.

     For the first time in four years, the State enters the upcoming 1995-96 fiscal year with strengthening revenues based on an improving economy. On January 10, 1995, the Governor presented his 1995-96 Fiscal Year Budget Proposal (the "Proposed Budget"). The Proposed Budget estimates General Fund revenues and transfers of $42.5 billion (an increase of 0.2% over 1994-95). This nominal increase from 1994-95 fiscal year reflects the Governor's realignment proposal and the first year of his tax cut proposal. Without these two proposals, General Fund revenues would be projected at approximately $43.8 billion, or an increase of 3.3% over 1994-95. Expenditures are estimated at $41.7 billion (essentially unchanged from 1994-95). Special Fund revenues are estimated at $13.5 billion (10.7% higher than 1994-95) and Special Fund expenditures are estimated at $13.8 billion (12.2% higher than 1994-95). The Proposed Budget projects that the General Fund will end the fiscal year at June 30, 1996 with a budget surplus in SFEU of about $92 million, or less than 1% of General Fund expenditures, and will have repaid all of the accumulated budget deficits.

     Recent Economic Trends. Revised employment data indicate that California's recession ended in 1993, and following a period of stability, a solid recovery is now underway. The State's unemployment rate fell sharply last year, from 10.1% in January to 7.7% in October and November 1994. The gap between the national and California jobless rates narrowed from 3.4 percentage points at the beginning of 1994 to an average of 2 percentage points in October and November. The number of unemployed Californians fell by nearly 400,000 during the year, while civilian employment increased more than 300,000 in 1994.

     Other indicators, including retail sales, homebuilding activity, existing home sales and bank lending volume all confirm the State's recovery.

     Personal income was severely affected by the Northridge Earthquake, which reduced the first quarter 1994 figure by $22 billion at an annual rate, reflecting the uninsured damage to residences and unincorporated businesses. As a result, personal income growth for all of 1994 was about 4.2%. However, excluding the Northridge effects, growth would have been in excess of 5%. Personal income is expected to grow 6.6% for 1995.

                             APPENDIX B

       Description of S&P, Moody's and Fitch ratings:

S&P

Municipal Bond Ratings

     An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.

     The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                    AAA

     Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

                                   AA

     Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

                                  A

     Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     General Obligation Bonds -- There is some weakness in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                 BBB

       Of the investment grade, this is the lowest.

     General Obligation Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between "A" and "BBB" rating is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered.

     Revenue Bonds -- Debt coverage is only fair. Stability of the pledged revenues could show substantial variations with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                          BB, B, CCC, CC, C

     Debt rated BB, B, CCC, CC or C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                                  BB

     Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

                                  B

     Debt rated B has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

                                   CCC

     Debt rated CCC has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

                                   CC

     The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

                                   C

     The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating.

                                   D

     Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

     Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

Municipal Note Ratings

                                 SP-1

     The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

                                SP-2

     The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

Commercial Paper Ratings

     The designation A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation. Capacity for timely payment on issues with an A-2 designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

Moody's
Municipal Bond Ratings

                                       Aaa

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                       Aa

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                        A

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

                                       Baa

     Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                       Ba

     Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                                        B

     Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                                       Caa

     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

                                       Ca

     Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

                                        C

     Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's applies the numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category and in the categories below B. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

Municipal Note Ratings

     Moody's ratings for state municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.

     A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

     Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4. As the name implies, when Moody's assigns a MIG or VMIG rating, all categories define an investment grade situation.

                                  MIG 1/VMIG 1

     This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                                  MIG 2/VMIG 2

     This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

Commercial Paper Rating

     The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a wide range of financial markets and assured sources of alternative liquidity.

     Issuers (or related supporting institutions) rated Prime-2 (P-2) have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Fitch
Municipal Bond Ratings

     The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

                                       AAA

     Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                       AA

     Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                        A

     Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                       BBB

     Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                       BB

     Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

                                        B

     Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                       CCC

     Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                       CC

     Bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

                                        C

     Bonds rated C are in imminent default in payment of interest or principal.

                                  DDD, DD and D

     Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

     Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA category covering 12-36 months or the DDD, DD or D categories.

Short-Term Ratings

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                      F-1+

     Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

                                       F-1

     Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-2

     Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.


PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                                                                                JANUARY 31, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-92.6%                                                                AMOUNT         VALUE
                                                                                                     _______        _______
CALIFORNIA-86.5%
Anaheim Public Financing Authority, Tax Allocation Revenue
    (Redevelopment Project Alpha) 6.45%, 12/28/2018 (Insured; MBIA).........                    $    4,000,000    $ 4,413,280
Antelope Valley Hospital District, Insured COP 7.30%, 1/1/2006..............                         2,400,000      2,576,376
California:
    6.90%, 4/1/2005.........................................................                         2,000,000      2,339,100
    5.25%, 10/1/2011........................................................                         5,250,000      5,221,912
    6.125%, 10/1/2011.......................................................                         2,875,000      3,238,285
    5.25%, 10/1/2018........................................................                         7,200,000      6,976,872
California Department of Water Resources, Revenue
    (Central Valley Project) 4.75%, 12/1/2025...............................                         3,120,000      2,810,184
California Educational Facilities Authority, Revenue, Refunding
    (Saint Mary's College) 5%, 10/1/2012....................................                         4,000,000      3,752,120
California Health Facilities Financing Authority, Revenue
    (Saint Francis Memorial Hospital) 5.875%, 11/1/2023.....................                         4,500,000      4,555,170
California Housing Finance Agency, Home Mortgage Revenue:
    6.70%, 8/1/2025.........................................................                         2,000,000      2,074,040
    7.50%, 8/1/2029.........................................................                         1,135,000      1,188,390
    8%, 8/1/2029............................................................                         525,000          556,852
    7.60%, 8/1/2030.........................................................                         1,605,000      1,703,467
    7.70%, 8/1/2030.........................................................                         1,200,000      1,272,072
California Pollution Control Financing Authority, SWDR (North County
Recycling Center) 6.75%, 7/1/2011 (LOC; Union Bank of Switzerland) (a)......                         2,500,000      2,533,700
California Public Works Board, LR:
    (Secretary of State):
      6.75%, 12/1/2012......................................................                         3,475,000      3,805,855
      6.50%, 12/1/2008 (b)..................................................                         1,400,000      1,639,932
    (University of California Projects) 5.50%, 6/1/2014.....................                         8,000,000      8,003,920
California Statewide Communities Development Authority, COP, Revenue,
Refunding
    (Pacific Homes) 5.90%, 4/1/2009.........................................                         4,340,000      4,515,596
Compton, COP, Refunding 7.50%, 8/1/2015 (LOC; Mitsui Trust and Banking) (a).                         2,000,000      2,135,060
Contra Costa County, Water District Revenue 6%, 10/1/2011 (Insured; MBIA) (b)                        1,725,000      1,855,048
Escondido Unified School District, Refunding 5.125%, 9/1/2015 (Insured; FGIC) (c)                    1,500,000      1,470,870
Eureka Public Financing Authority, Tax Allocation Revenue, Refunding
    (Eureka Redevelopment Projects) 6.25%, 11/1/2011 (Insured; CGIC)........                         2,000,000      2,169,260
Fairfield, Water Revenue, Refunding 5.375%, 4/1/2017 (Insured; AMBAC) (c)...                         5,250,000      5,253,675
Fontana Redevelopment Agency, Tax Allocation Revenue
    (North Fontana Redevelopment Project) 7.25%, 9/1/2020...................                         4,250,000      4,607,595
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue
    Zero Coupon, 1/1/2030...................................................                         40,000,000    4,660,400

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      JANUARY 31, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT           VALUE
                                                                                                       _______        _______
CALIFORNIA (CONTINUED)
Long Beach, Harbor Revenue 5.25%, 5/15/2025 (Insured; MBIA).................                    $    3,000,000    $ 2,876,490
Los Angeles, Wastewater Systems Revenue
    7.10%, 2/1/2021 (Insured; MBIA, Prerefunded 2/1/1999) (d)...............                         2,200,000      2,447,984
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue
    5.25%, 7/1/2023 (Insured; AMBAC)........................................                         5,000,000      4,854,800
Los Angeles Harbor Department, Revenue 7.60%, 10/1/2018.....................                         750,000         867,728
Madera County, COP (Valley Children's Hospital):
    6.25%, 3/15/2006 (Insured; MBIA)........................................                         2,250,000      2,508,435
    6.50%, 3/15/2009 (Insured; MBIA)........................................                         3,370,000      3,848,439
Menlo Park Community Development Agency, Tax Allocation, Refunding
    (Las Pulgas Community Development Project) 6.55%, 10/1/2011 (Insured;
    AMBAC)..................................................................                         2,000,000      2,301,000
Monrovia Redevelopment Agency, Tax Allocation, Refunding
    (Central Redevelopment Project) 6.70%, 5/1/2021 (Insured; AMBAC)........                         2,000,000      2,204,640
Mount Shasta, HR, COP (Mercy Medical Center)
    7.25%, 7/1/2019 (Prerefunded 7/1/1999) (d)..............................                         1,855,000      2,088,229
Nevada County, COP (Western Nevada Co. Solid Waste-McCourtney Road Landfill)
    7.50%, 6/1/2021.........................................................                         2,200,000      2,270,840
Northern California Power Agency, Public Power Revenue, Refunding
    (Hydroelectric Project No. 1):
      6.30%, 7/1/2018.......................................................                         6,000,000      6,845,640
      7.15%, 7/1/2024.......................................................                         4,415,000      4,785,507
Orange County, Special Tax (Community Facilities District No. 87):
    7.75%, 8/15/2014........................................................                         2,375,000      2,437,296
    7.80%, 8/15/2015 (Prerefunded 8/15/2000) (d)............................                         2,000,000      2,337,780
Orange Cove, Irrigation District Revenue, COP
    (Rehabilitation Project) 7.25%, 2/1/2012................................                         3,000,000      3,195,870
Pittsburg Public Financing Authority, Wastewater Revenue, Refunding
    5.125%, 6/1/2015 (Insured; FGIC)........................................                         2,700,000      2,628,747
Richmond Joint Powers Financing Authority, Revenue 7.25%, 5/15/2013.........                         1,500,000      1,684,605
Riverside County, SFMR 7.80%, 5/1/2021 (Collateralized; GNMA)...............                         1,250,000      1,612,438
Roseville, Special Tax (Community Facilities District No. 1) 7.70%, 9/1/2020                         2,000,000      2,081,240
Sacramento County, Special Tax (Community Facilities District No. 1):
    8.20%, 12/1/2010........................................................                         2,250,000      2,434,815
    8.25%, 12/1/2020........................................................                         2,000,000      2,163,180
Sacramento Municipal Utility District, Electric Revenue 7.875%, 8/15/2016...                         2,900,000      3,248,899
Sacramento Schools Insurance Authority, Revenue
    (Workers Compensation Program) 5.75%, 6/1/2003..........................                         3,930,000      4,126,028
San Diego County Water Authority, Water Revenue, COP 5.607%, 4/23/2008 (b)..                         4,000,000      4,223,680

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                     JANUARY 31, 1996
                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT           VALUE
                                                                                                       _______        _______
CALIFORNIA (CONTINUED)
San Diego Public Facilities Financing Authority, Sewer Revenue
    5%, 5/15/2015 (Insured; FGIC)...........................................                    $    3,010,000   $  2,906,787
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue
    Zero Coupon, 1/1/2022...................................................                         15,000,000    2,998,050
San Jose - Santa Clara Water Financing Authority, Sewer Revenue
    5.375%, 11/15/2015 (Insured; FGIC)......................................                         1,125,000      1,124,899
Simi Valley, Single Family Residential Mortgage Revenue 7.625%, 8/1/2022 (e)                         2,000,000      1,200,000
Southern California Rapid Transit District, COP
    (Worker's Compensation Fund) 6%, 7/1/2010...............................                         2,045,000      2,167,168
University of California, Revenue, Refunding (Multiple Purpose Projects):
    5%, 9/1/2014 (Insured; AMBAC)...........................................                         4,000,000      3,879,760
    5%, 9/1/2023 (Insured; AMBAC)...........................................                         8,500,000      8,020,600
Vista, MFHR (Vista Hacienda Project) 6.95%, 4/1/2017........................                         3,000,000      3,191,490
Waterford Public Financing Authority, Revenue 8.20%, 9/15/2020..............                         2,615,000      2,087,764
U.S. RELATED-6.1%
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue
    5.50%, 7/1/2013.........................................................                         7,250,000      7,400,800
Puerto Rico Electric Power Authority, Power Revenue, Refunding 7.125%, 7/1/2014                      2,000,000      2,181,900
Virgin Islands Water and Power Authority, Electric Systems Revenue 7.40%, 7/1/2011                   3,000,000      3,260,550
                                                                                                                      _______
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $185,744,249)...................                                     $195,823,109
                                                                                                                      =======
SHORT-TERM MUNICIPAL INVESTMENTS-7.4%
CALIFORNIA-6.4%
California Pollution Control Financing Authority, RRR, VRDN:
    (Delano Project) 3.25% (LOC; ABN-Amro Bank) (a,f).......................                   $    4,600,000     $ 4,600,000
    (Ultra Power-Rocklin):
      3.90% (LOC; Bank of America National Trust and Savings Association) (a,f)                      1,200,000      1,200,000
      3.90% (LOC; Bank of America National Trust and Savings Association) (a,f)                      1,800,000      1,800,000
Santa Clara Transportation District, Crossover Revenue, VRDN
    3.75% (LOC; Sumitomo Bank) (a,f)........................................                         5,800,000      5,800,000
U.S. RELATED-1.0%
Puerto Rico Electric Power Authority, Power Revenue 3.24%, 7/1/2023 (g).....                         2,200,000      2,200,000
                                                                                                                      _______
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
    (cost $15,600,000)......................................................                                     $ 15,600,000
                                                                                                                      =======
TOTAL INVESTMENTS-100.0%
    (cost $201,344,249).....................................................                                     $211,423,109
                                                                                                                      =======

PREMIER CALIFORNIA MUNICIPAL BOND FUND

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA    Municipal Bond Investors Assurance
CGIC          Capital Guaranty Insurance Corporation                          Insurance Corporation
COP           Certificate of Participation                       MFHR    Multi-Family Housing Revenue
FGIC          Financial Guaranty Insurance Company               RRR     Resources Recovery Revenue
GNMA          Government National Mortgage Association           SFMR    Single Family Mortgage Revenue
HR            Hospital Revenue                                   SWDR    Solid Waste Disposal Revenue
LOC           Letter of Credit                                   VRDN    Variable Rate Demand Notes
LR            Lease Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (H)              OR          MOODY'S             OR         STANDARD & POOR'S                PERCENTAGE OF VALUE
_____                             _____                           __________                         ____________
AAA                                Aaa                            AAA                               40.9%
AA                                 Aa                             AA                                 4.5
A                                  A                              A                                 32.5
BBB                                Baa                            BBB                                8.8
D                                  D                              D                                   .6
F1                                 MIG1, VMIG1 & P1               SP1, A1                            6.3
Not Rated (i)                      Not Rated (i)                  Not Rated (i)                      6.4
                                                                                                   ____
                                                                                                   100.0%
                                                                                                   ====

NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Secured by letters of credit.
    (b) Wholly held by the custodian in a segregated account as collateral for when-issued securities.
    (c)  Purchased on a delayed delivery or when-issued basis.
    (d) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (e)  Non-income producing security; interest payments in default.
    (f) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (g) Inverse floater security - the interest rate is subject to change periodically.
    (h) Fitch currently provides creditworthiness information for a limited number of investments.
    (i) Securities which, while not rated by Fitch, Moody's or Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.


See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                                      JANUARY 31, 1996
ASSETS:
    Investments in securities, at value
      (cost $201,344,249)-see statement.....................................                                      $211,423,109
    Cash....................................................................                                         1,733,868
    Interest receivable.....................................................                                         2,876,499
    Receivable for shares of Beneficial Interest subscribed.................                                            14,321
    Prepaid expenses........................................................                                             6,790
                                                                                                                       _______
                                                                                                                   216,054,587
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                   $     96,128
    Due to Distributor......................................................                         52,761
    Payable for investment securities purchased.............................                      9,043,987
    Payable for shares of Beneficial Interest redeemed......................                         84,051
    Accrued expenses........................................................                         59,674          9,336,601
                                                                                                     ______            _______
NET ASSETS  ................................................................                                      $206,717,986
                                                                                                                      =======
REPRESENTED BY:
    Paid-in capital.........................................................                                      $194,276,770
    Accumulated undistributed net realized gain on investments..............                                         2,362,356
    Accumulated net unrealized appreciation on investments-Note 3...........                                        10,078,860
                                                                                                                       _______
NET ASSETS at value.........................................................                                      $206,717,986
                                                                                                                      =======
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         14,277,414
                                                                                                                      =======
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,659,307
                                                                                                                      =======
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                         81
                                                                                                                      =======
NET ASSET VALUE per share:
    Class A Shares
      ($185,187,120 / 14,277,414 shares)....................................                                         $12.97
                                                                                                                      =======
    Class B Shares
      ($21,529,815 / 1,659,307 shares)......................................                                         $12.98
                                                                                                                      =======
    Class C Shares
      ($1,051 / 81 shares)..................................................                                         $12.98
                                                                                                                      =======

See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS                                                                            YEAR ENDED JANUARY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $12,901,785
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $  1,152,436
      Shareholder servicing costs-Note 2(c).................................                         662,327
      Distribution fees-Note 2(b)...........................................                         102,037
      Professional fees.....................................................                         54,939
      Trustees' fees and expenses-Note 2(d).................................                         35,811
      Custodian fees........................................................                         24,327
      Registration fees.....................................................                         7,191
      Prospectus and shareholders' reports..................................                         3,223
      Miscellaneous.........................................................                         22,278
                                                                                                     ______
          TOTAL EXPENSES....................................................                                         2,064,569
                                                                                                                        ______
          INVESTMENT INCOME-NET.............................................                                         10,837,216
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                        $  6,212,253
    Net unrealized appreciation on investments..............................                         10,659,485
                                                                                                         ______
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         16,871,738
                                                                                                                         ______
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $27,708,954
                                                                                                                      =======


See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                YEAR ENDED JANUARY 31,
                                                                                            ________________________________
                                                                                             1995                       1996
                                                                                            _______                    _______

OPERATIONS:
    Investment income-net...................................................          $  13,051,960               $ 10,837,216
    Net realized gain on investments........................................              1,759,018                  6,212,253
    Net unrealized appreciation (depreciation) on investments for the year..            (27,102,766)                 10,659,485
                                                                                            _______                     _______
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...            (12,291,788)                 27,708,954
                                                                                            _______                     _______
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................            (12,067,054)                (9,879,785)
      Class B shares........................................................                 (984,906)                (957,402)
      Class C shares........................................................                        _                      (29)
    Net realized gain on investments:
      Class A shares........................................................              (1,316,480)               (4,193,091)
      Class B shares........................................................                 (128,731)               (474,312)
      Class C shares........................................................                     _                        (23)
                                                                                            _______                     _______
          TOTAL DIVIDENDS...................................................            (14,497,171)               (15,504,642)
                                                                                            _______                     _______
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................              12,980,330                 7,850,834
      Class B shares........................................................              6,515,990                   2,433,172
      Class C shares........................................................                   _                         1,000
    Dividends reinvested:
      Class A shares........................................................              6,079,502                 6,858,326
      Class B shares........................................................               709,931                   978,162
      Class C shares........................................................                    _                        52
    Cost of shares redeemed:
      Class A shares........................................................            (47,805,009)             (32,515,537)
      Class B shares........................................................              (3,113,197)             (2,012,025)
                                                                                            _______                     _______
          (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................            (24,632,453)             (16,406,016)
                                                                                            _______                     _______
                TOTAL (DECREASE) IN NET ASSETS..............................            (51,421,412)               (4,201,704)
NET ASSETS:
    Beginning of year.......................................................             262,341,102              210,919,690
                                                                                            _______                     _______
    End of year.............................................................             $210,919,690            $206,717,986
                                                                                            =======                     =======

                                                                              SHARES
                                      ________________________________________________________________________________
                                                     CLASS A                          CLASS B                        CLASS C
                                      _____________________________        _____________________________             _______
                                           YEAR ENDED JANUARY 31,              YEAR ENDED JANUARY 31,              YEAR ENDED
                                      _____________________________        _____________________________
                                                                                                                    JANUARY 31,
CAPITAL SHARE TRANSACTIONS:                 1995            1996             1995            1996                     1996*
                                         _______           _______          ________        _______                ________
    Shares sold.............           1,040,833            611,979          506,103        191,459                      77
    Shares issued for dividends
      reinvested............             489,182            534,099           57,245         76,108                       4
    Shares redeemed.........          (3,847,929)        (2,546,673)        (252,804)      (157,990)                     _
                                         _______           _______          ________        _______                ________
          NET INCREASE (DECREASE)
            IN SHARES
          `OUTSTANDING......          (2,317,914)        (1,400,595)         310,544         109,577                     81
                                         =======           =======          ========        =======                ========
    *From June 2, 1995 (commencement of initial offering) to January 31,
    1996.
See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS
    Reference is made to page 4 of the Fund's Prospectus dated June 3, 1996.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier California Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company. The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank. N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     (A) PORTFOLIO VALUATION: The Fund's investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Fund not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the average daily value of the Fund's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. The most stringent state expense limitation applicable to the Fund presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the average value of the Fund's net assets in accordance with California "blue sky" regulations. There was no expense reimbursement for the year ended January 31, 1996.

     Effective December 1, 1995, the Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $11,891 for the period from December 1, 1995 through January 31, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $11,623 during the year ended January 31, 1996 from commissions earned on sales of the Fund's shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. For the period ended January 31, 1996, $102,032 was charged to the Fund for the Class B shares and $5 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1 % of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the period ended January 31, 1996, $472,817, $51,016 and $2 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $500 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended January 31, 1996 amounted to $188,136,590 and $215,416,205, respectively.

     At January 31, 1996, accumulated net unrealized appreciation on investments was $10,078,860, consisting of $11,535,635 gross unrealized appreciation and $1,456,775 gross unrealized depreciation.

     At January 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER CALIFORNIA MUNICIPAL BOND FUND
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER CALIFORNIA MUNICIPAL BOND FUND

     We have audited the accompanying statement of assets and liabilities of Premier California Municipal Bond Fund, including the statement of investments, as of January 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier California Municipal Bond Fund at January 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]

New York, New York
March 5, 1996

                 PREMIER STATE MUNICIPAL BOND FUND
              CLASS A AND CLASS B AND CLASS C SHARES
                              PART B
               (STATEMENT OF ADDITIONAL INFORMATION)
                         SEPTEMBER 3, 1996


     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Premier State Municipal Bond Fund (the "Fund"), dated September 3, 1996, as it may be revised from time to time. To obtain a copy of the Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

     The Dreyfus Corporation (the "Manager") serves as the Fund's investment adviser.

     Premier Mutual Fund Services, Inc. (the "Distributor") is the distributor of the Fund's shares.

                         TABLE OF CONTENTS
                                                                    Page

Investment Objective and Management Policies . . . . . . . . . . . .B-2
Management of the Fund . . . . . . . . . . . . . . . . . . . . . . .B-13
Management Agreement . . . . . . . . . . . . . . . . . . . . . . . .B-17
Purchase of Shares . . . . . . . . . . . . . . . . . . . . . . . . .B-20
Distribution Plan and Shareholder Services Plan. . . . . . . . . . .B-22
Redemption of Shares . . . . . . . . . . . . . . . . . . . . . . . .B-24
Shareholder Services . . . . . . . . . . . . . . . . . . . . . . . .B-26
Determination of Net Asset Value . . . . . . . . . . . . . . . . . .B-29
Dividends, Distributions and Taxes . . . . . . . . . . . . . . . . .B-29
Portfolio Transactions . . . . . . . . . . . . . . . . . . . . . . .B-31
Performance Information. . . . . . . . . . . . . . . . . . . . . . .B-31
Information About the Fund . . . . . . . . . . . . . . . . . . . . .B-39
Transfer and Dividend Disbursing Agent, Custodian,
        Counsel and Independent Auditors . . . . . . . . . . . . . .B-39
Appendix A . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-40
Appendix B . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-89
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .B-98
Report of Independent Auditors . . . . . . . . . . . . . . . . . . .B-109


                  INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

     The following information supplements and should be read in conjunction with the sections in the Fund's Prospectus entitled "Description of the Fund" and "Appendix."

Portfolio Securities

     The average distribution of investments (at value) in Municipal Obligations (including notes) by ratings for the fiscal year ended April 30, 1996, computed on a monthly basis, was as follows:

   Fitch                   Moody's               Standard &
 Investors                Investors                Poor's
Service, L.P.           Service, Inc.           Ratings Group    Connecticut       Florida          Georgia
  ("Fitch")    or      ("Moody's")       or        ("S&P")         Series          Series           Series
-------------          ---------------          --------------   -----------       ---------       ------------
AAA                     Aaa                       AAA               32.4%            42.8%           43.3%
AA                      Aa                        AA                33.8             14.8            39.6
A                       A                         A                 14.3              5.8            13.4
BBB                     Baa                       BBB               12.0             15.0             2.3
BB                      Ba                        BB                 -                4.1              .8
F-1                     MIG 1/P-1                 SP-1/A-1            .3              1.8             -
Not Rated               Not Rated                 Not Rated          7.2 (1)         15.7 (2)          .6 (3)
                                                                   ------           ------          ------
                                                                   100.0%           100.0%          100.0%
                                                                   ======           ======          ======

_____________________________________
(1) Included in the Not Rated category are securities comprising 7.2% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA (.3%), Baa/BBB (6.7%) and Ba/BB (.2%).

(2) Included in the Not Rated category are securities comprising 15.7% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: A/A (.3%) and Baa/BBB (15.4%).

(3) Included in the Not Rated category are securities comprising .6% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: F-1/MIG 1, P-1/SP-1, A-1 (.6%)

                                                                  Maryland      Massachusetts      Michigan
    Fitch      or        Moody's      or             S&P           Series          Series           Series
----------              ----------                ------------    --------     ---------------     ---------
AAA                     Aaa                       AAA               28.8%            44.6%           45.7%
AA                      Aa                        AA                38.5              9.1            18.9
A                       A                         A                 21.0             27.6            14.9
BBB                     Baa                       BBB                3.9             10.2            10.8
BB                      Ba                        BB-                -                -               -
F-1                     MIG 1/P-1                 SP-1/A-1            .5               .9             1.0
Not Rated               Not Rated                 Not Rated          7.3 (4)          7.6 (5)         8.7 (6)
                                                                   ------           ------          ------
                                                                   100.0%           100.0%          100.0%
                                                                   ======           ======          ======

_____________________________________
(4) Included in the Not Rated category are securities comprising 7.3% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Baa/BBB (6.3%), B (.8%) and F-1/MIG1, P-1/SP-1, A-1 (.2%).

(5) Included in the Not Rated category are securities comprising 7.6% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: A/A (.9%) and Baa/BBB (6.7%).

(6) Included in the Not Rated category are securities comprising 8.7% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA (2.8%), A/A (.9%), Baa/BBB (3.5%) and Ba/BB (1.5%).

                                                                                 North
                                                                  Minnesota    Carolina
    Fitch      or        Moody's      or             S&P           Series       Series
------------            ------------              ------------    ----------   --------
AAA                     Aaa                       AAA               50.3%        31.4%
AA                      Aa                        AA                21.3         22.7
A                       A                         A                 13.3         30.4
BBB                     Baa                       BBB               10.3         13.8
BB                      Ba                        BB                 -            -
F-1                     MIG 1/P-1                 SP-1/A-1           1.1          -
Not Rated               Not Rated                 Not Rated          3.7 (7)      1.7 (8)
                                                                   ------       ------
                                                                   100.0%       100.0%
                                                                   ======       ======

_____________________________________
(7) Included in the Not Rated category are securities comprising 3.7% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA (.3%), Aa/AA (.1%) and Baa/BBB (3.3%).

(8) Included in the Not Rated category are securities comprising 1.7% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: BBB (1.7%).



                                                                    Texas      Virginia
    Fitch      or        Moody's      or             S&P           Series       Series
-----------             -----------               -----------      --------    ----------
AAA                     Aaa                       AAA               44.1%        32.4%
AA                      Aa                        AA                25.0         25.5
A                       A                         A                  9.7         26.3
BBB                     Baa                       BBB               16.4         13.1
BB                      Ba                        BB                 -            -
F-1                     MIG 1/P-1                 SP-1/A-1           1.7          1.0
Not Rated               Not Rated                 Not Rated          3.1 (9)      1.7 (10)
                                                                   ------       ------
                                                                   100.0%       100.0%
                                                                   ======       ======


_____________________________________
(9) Included under the Not Rated category are securities comprising 3.1% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA (.7%) and Baa/BBB (2.4%).

(10) Included under the Not Rated category are securities comprising 1.7% of the Series' market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Baa/BBB (1.7%).

     Municipal Obligations. The term "Municipal Obligations" generally includes debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and lending such funds to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair or improvement of privately operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, industrial, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity, or sewage or solid waste disposal; the interest paid on such obligations may be exempt from Federal income tax, although current tax laws place substantial limitations on the size of such issues. Such obligations are considered to be Municipal Obligations if the interest paid thereon qualifies as exempt from Federal income tax in the opinion of bond counsel to the issuer. There are, of course, variations in the security of Municipal Obligations, both within a particular classification and between classifications.

     Floating and variable rate demand obligations are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time, or at specified intervals. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders thereof. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals.

     The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation, and rating of the issue. The imposition of the Fund's management fee, as well as other operating expenses, including fees paid under the Fund's Shareholder Services Plan with respect to Class A, Class B and Class C shares, and the Distribution Plan, with respect to Class B and Class C shares only, will have the effect of reducing the yield to investors.

     Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Obligations. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The staff of the Securities and Exchange Commission currently considers certain lease obligations to be illiquid. Determination as to the liquidity of such securities is made in accordance with guidelines established by the Fund's Board. Pursuant to such guidelines, the Board has directed the Manager to monitor carefully each Series' investment in such securities with particular regard to (1) the frequency of trades and quotes for the lease obligation; (2) the number of dealers willing to purchase or sell the lease obligation and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the lease obligation; (4) the nature of the marketplace trades including the time needed to dispose of the lease obligation, the method of soliciting offers and the mechanics of transfer; and
(5) such other factors concerning the trading market for the lease obligation as the Manager may deem relevant. In addition, in evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Manager to consider (a) whether the lease can be cancelled; (b) what assurance there is that the assets represented by the lease can be sold;
(c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Manager may deem relevant. No Series will invest more than 15% of the value of its net assets in lease obligations that are illiquid and in other illiquid securities. See "Investment Restriction No. 6" below.

     A Series will purchase tender option bonds only when the Fund is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Obligations and that payment of any tender fees will not have the effect of creating taxable income for the Series. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

     Ratings of Municipal Obligations. Subsequent to its purchase by the Fund, an issue of rated Municipal Obligations may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require the sale of such Municipal Obligations by the Fund, but the Manager will consider such event in determining whether the Fund should continue to hold the Municipal Obligations. To the extent that the ratings given by Moody's, S&P or Fitch for Municipal Obligations may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies contained in the Fund's Prospectus and this Statement of Additional Information. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities.

     Illiquid Securities. Where a substantial market of qualified institutional buyers develops for certain restricted securities purchased by the Fund pursuant to Rule 144A under the Securities Act of 1933, as amended, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund's Board. Because it is not possible to predict with assurance how the market for restricted securities pursuant to Rule 144A will develop, the Fund's Board has directed the Manager to monitor carefully the Fund's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund's investing in such securities may have the effect of increasing the level of illiquidity in its portfolio during such period.

     Taxable Investments. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the U.S. Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

     Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs.

     Certificates of deposit are negotiable certificates representing the obligation of a bank to repay funds deposited with it for a specified period of time.

     Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Investments in time deposits generally are limited to London branches of domestic banks that have total assets in excess of one billion dollars. Time deposits which may be held by the Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation.

     Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

     In a repurchase agreement, the Fund buys and the seller agrees to repurchase a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The Fund's custodian or sub-custodian will have custody of, and will hold in a segregated account, securities acquired by the Series under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Series. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, each Series will enter into repurchase agreements only with domestic banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which such Series may invest, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below resale price. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

Management Policies

     Short-Selling. Until the Fund closes its short position or replaces the borrowed security, it will (a) maintain a segregated account, containing cash or U.S. Government securities, at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral always equals the current value of the securities sold short; or (b) otherwise cover its short position.

     Lending Portfolio Securities. In connection with its securities lending transactions, each Series may return to the borrower or a third party which is unaffiliated with the Fund, and which is acting as a "placing broker," a part of the interest earned from the investment of collateral received for securities loaned.

     The Securities and Exchange Commission currently requires that the following conditions must be met whenever portfolio securities are loaned: (1) the Series must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Series must be able to terminate the loan at any time; (4) the Series must receive reasonable interest on the loan, as well as any interest or other distributions payable on the loaned securities, and any increase in market value; and (5) the Series may pay only reasonable custodian fees in connection with the loan.

     Derivatives. Each Series may invest in Derivatives (as defined in the Fund's Prospectus) for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Derivatives may provide a cheaper, quicker or more specifically focused way for the Series to invest than "traditional" securities would.

     Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit each Series to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Series can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

     Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter Derivatives. Exchange-traded Derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such Derivatives. This guarantee usually is supported by a daily payment system (i.e., variation margin requirements) operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with Derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter Derivatives. Therefore, each party to an over-the-counter Derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter Derivatives in the same manner as it would review the credit quality of a security to be purchased by the Series. Over-the-counter Derivatives are less liquid than exchange-traded Derivatives since the other party to the transaction may be the only investor with sufficient understanding of the Derivative to be interested in bidding for it.

     Futures Transactions--In General. Each Series may enter into futures contracts in U.S. domestic markets, such as the Chicago Board of Trade. Engaging in these transactions involves risk of loss to the Series which could adversely affect the value of the Fund's net assets. Although the Series intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Series to substantial losses.

     Successful use of futures by each Series also is subject to the Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract. For example, if the Series uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Series will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Series has insufficient cash, it may have to sell securities to meet daily variation margin requirements. The Series may have to sell such securities at a time when it may be disadvantageous to do so.

     Pursuant to regulations and/or published positions of the Securities and Exchange Commission, the Series may be required to segregate cash or high quality money market instruments in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Series' ability otherwise to invest those assets.

     Specific Futures Transactions. Each Series may purchase and sell interest rate futures contracts. An interest rate future obligates the Series to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Options--In General. Each Series may purchase and write (i.e., sell) call or put options with respect to interest rate futures contracts. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period or at a specific date.

     A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction by segregating cash or other securities. A put option written by the Fund is covered when, among other things, cash or liquid securities having a value equal to or greater than the exercise price of the option are placed in a segregated account with the Fund's custodian to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. The Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

     There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in the secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

     Successful use by the Fund of options will be subject to the Manager's ability to predict correctly movements in interest rates. To the extent the Manager's predictions are incorrect, the Fund may incur losses.

     Futures Developments. Each Series may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other Derivatives which are not presently contemplated for use by the Series or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Series. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or Statement of Additional Information.

     Forward Commitments. Municipal Obligations and other securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Series to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when a Series is fully or almost fully invested may result in greater potential fluctuation in the value of such Series' net assets and its net asset value per share.

Investment Considerations and Risks

     Lower Rated Bonds. Each Series is permitted to invest in securities rated Ba or lower by Moody's or BB or lower by S&P or Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. Such bonds, though higher yielding, are characterized by risk. See "Description of the Fund- -Investment Considerations and Risks--Lower Rated Bonds" in the Prospectus for a discussion of certain risks and "Appendix B" in this Statement of Additional Information for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

     Investors should be aware that the market values of many of these bonds tend to be more sensitive to economic conditions than are higher rated securities. These bonds generally are considered by S&P, Moody's and Fitch to be predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

     Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet the Series' liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing a Series' portfolio and calculating such Series' net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable objective data may be available.

     These bonds may be particularly susceptible to economic downturns. It is likely that any economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

     The Fund may acquire these bonds during any initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

     The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds and pay-in-kind bonds in which each Series may invest up to 5% of its net assets. Zero coupon securities and pay-in-kind or delayed interest bonds carry an additional risk in that, unlike bonds which pay interest throughout the period to maturity, the Series will realize no cash until the cash payment date unless a portion of such securities are sold and, if the issuer defaults, the Series may obtain no return at all on its investment. See "Dividends, Distributions and Taxes."

     Investing in State Municipal Obligations. Investors should review the information in "Appendix A," which provides a brief summary of special investment considerations and risk factors relating to investing in State Municipal Obligations.

Investment Restrictions

     The Fund has adopted the following investment restrictions (except as otherwise noted) as fundamental policies which will apply to each Series. These restrictions cannot be changed as to a Series without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Series' outstanding voting shares. Investment restrictions numbered 3 and 6 are not fundamental policies and may be changed as to a Series by a vote of a majority of the Fund's Board members at any time. No Series may:

         1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus and those arising out of transactions in futures and options.

         2. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Series' total assets). Transactions in futures and options and the entry into short sales transactions do not involve any borrowing for purposes of this restriction.

         3. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings. The deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed-delivery basis and collateral arrangements with respect to initial or variation margin for futures contracts and options on futures contracts or indices will not be deemed to be pledges of assets.

         4. Purchase securities on margin, but may make margin deposits in connection with transactions in futures, including those related to indices, and options on futures or indices.

         5. Underwrite the securities of other issuers, except that the Series may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Series may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

         6. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests that are not subject to the demand feature described in the Fund's Prospectus and floating and variable rate demand obligations as to which the Fund cannot exercise the demand feature described in the Fund's Prospectus on not more than seven days' notice if there is no secondary market), if, in the aggregate, more than 15% of the value of the Series' net assets would be so invested.

         7. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal
Obligations secured by real estate or interests therein, or prevent the Fund from purchasing and selling futures contracts, including those related to indices, and options on futures contracts or indices.

         8. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus; however, the Fund may lend each Series' portfolio securities in an amount not to exceed
33-1/3% of the value of the Series' total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board.

         9. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, obligations issued or guaranteed by the U.S.
Government, its agencies or instrumentalities.

        10.     Invest in companies for the purpose of exercising control.

        11. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     For purposes of Investment Restriction No. 9, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

     If a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

     The Fund may make commitments more restrictive than the restrictions listed above so as to permit the sale of Series shares in certain states. Should the Fund determine that a commitment is no longer in the best interests of a Series and its shareholders, the Fund reserves the right to revoke the commitment by terminating the sale of such Series in the state involved.

     In addition, although not fundamental policies, the Pennsylvania Series may vary its portfolio investments only to (i) eliminate unsafe investments and investments not consistent with the preservation of capital or the tax status of investments of the Pennsylvania Series; (ii) honor redemption orders, meet anticipated redemption requirements and negate gains from discount purchases;
(iii) reinvest the earnings from securities in like securities; or (iv) defray ordinarily administrative expenses.

     While not a fundamental policy, the Texas Series will not invest in real estate limited partnerships.


                            MANAGEMENT OF THE FUND

     Board members of the Fund, together with information as to their principal business occupations during at least the last five years, are shown below. Each Board member who is deemed to be an "interested person" of the Fund (as defined in the 1940 Act) is indicated by an asterisk.

Board Members of the Fund

CLIFFORD L. ALEXANDER, JR., Board Member.  President of Alexander &
        Associates, Inc., a management consulting firm. From 1977 to 1981, Mr. Alexander served as Secretary of the Army and Chairman of the Board of the Panama Canal Company, and from 1975 to 1977, he was a member of the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Alexander. He is a director of American Home Products Corporation, The Dun & Bradstreet Corporation, MCI Communications Corporation, Mutual of America Life Insurance Company and TLC Beatrice International Holdings, Inc. He is 61 years old and his address is 400 C Street, N.E., Washington, D.C. 20002.

PEGGY C. DAVIS, Board Member.  Shad Professor of Law, New York University
        School of Law. Professor Davis has been a member of the New York University law faculty since 1983. Prior to that time, she served for three years as a judge in the courts of New York State; was engaged for eight years in the practice of law, working in both corporate and non-profit sectors; and served for two years as a criminal justice administrator in the government of the City of New York. She writes and teaches in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training. She is 53 years old and her address is c/o New York University School of Law, 249 Sullivan Street, New York, New York 10012.

*JOSEPH S. DiMARTINO, Chairman of the Board. Since January 1995, Chairman of the Board for various funds in the Dreyfus Family of Funds. He is Chairman of the Board of Noel Group, Inc., a venture capital company; a trustee of Bucknell University; and a director of the Muscular Dystrophy Association, HealthPlan Services Corporation, Belding Heminway, Inc., a manufacturer and marketer of industrial threads, specialty yarns, home furnishings and fabrics, Curtis Industries, Inc., a nationwide distributor of security products, chemicals and automotive and other hardware, and Staffing Resources, Inc. For more than five years prior to January 1995, he was President, a director and, until August 1994, Chief Operating Officer of the Manager and Executive Vice President and a director of Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, and until August 1994, the Fund's distributor. From August 1994 to December 31, 1994, he was a director of Mellon Bank Corporation. He is 52 years old and his address is 200 Park Avenue, New York, New York 10166.

ERNEST KAFKA, Board Member. A physician engaged in private practice specializing in the psychoanalysis of adults and adolescents. Since 1981, he has served as an Instructor at the New York Psychoanalytic Institute and, prior thereto, held other teaching positions. He is Associate Clinical Professor of Psychiatry at Cornell Medical School. For more than the past five years, Dr. Kafka has held numerous administrative positions and has published many articles on subjects in the field of psychoanalysis. He is 63 years old and his address is 23 East 92nd Street, New York, New York 10128.

SAUL B. KLAMAN, Board Member.  Chairman and Chief Executive Officer of SBK
        Associates, which provides research and consulting services to financial institutions. Dr. Klaman was President of the National Association of Mutual Savings Banks until November 1983, President of the National Council of Savings Institutions until June 1985, Vice Chairman of Golembe Associates and BEI Golembe, Inc. until 1989 and Chairman Emeritus of BEI Golembe, Inc. until November 1992. He also served as an Economist to the Board of Governors of the Federal Reserve System and on several Presidential Commissions, and has held numerous consulting and advisory positions in the fields of economics and housing finance. He is 76 years old and his address is 431-B Dedham Street, The Gables, Newton Center, Massachusetts 02159.

NATHAN LEVENTHAL, Board Member.  President of Lincoln Center for the
        Performing Arts, Inc. Mr. Leventhal was Deputy Mayor for Operations of New York City from September 1979 to March 1984 and Commissioner of the Department of Housing Preservation and Development of New York City from February 1978 to September 1979. Mr. Leventhal was an associate and then a member of the New York law firm of Poletti Freidin Prashker Feldman and Gartner from 1974 to 1978. He was Commissioner of Rent and Housing Maintenance for New York City from 1972 to 1973. Mr. Leventhal also serves as Chairman of Citizens Union, an organization which strives to reform and modernize City and State government. He is 53 years old and his address is 70 Lincoln Center Plaza, New York, New York 10023-6583.

     For so long as the Fund's plans described in the section captioned "Distribution Plan and Shareholder Services Plan" remain in effect, the Board members of the Fund who are not "interested persons" of the Fund, as defined in the 1940 Act, will be selected and nominated by the Board members who are not "interested persons" of the Fund.

     Ordinarily meetings of shareholders for the purpose of electing Board members will not be held unless and until such time as less than a majority of the Board members holding office have been elected by shareholders at which time the Board members then in office will call a shareholders' meeting for the election of Board members. Under the 1940 Act, shareholders of record of not less than two-thirds of the outstanding shares of the Fund may remove a Board member through a declaration in writing or by vote cast in person or by proxy at a meeting called for that purpose. The Board members are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any such Board member when requested in writing to do so by the shareholders of record of not less than 10% of the Fund's outstanding shares.

     The Fund typically pays its Board members an annual retainer and a per meeting fee and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Fund for the fiscal year ended April 30, 1996, and, by all other funds in the Dreyfus Family of Funds for which such person is a Board member (the number of which is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 1995, were as follows:

                                                                Total
                                                           Compensation from
                                       Aggregate             Fund and Fund
    Name of Board                   Compensation from      Complex Paid to
      Member                             Fund*               Board Member
--------------------------          -------------------    ------------------
Clifford L. Alexander, Jr.             $3,750                 $ 94,386 (17)
Peggy C. Davis                         $3,750                 $ 81,636 (15)
Joseph S. DiMartino                    $4,688                 $448,618 (94)
Ernest Kafka                           $3,750                 $ 81,136 (15)
Saul B. Klaman                         $3,750                 $ 81,886 (15)
Nathan Leventhal                       $3,750                 $ 81,636 (15)

___________________________________
* Amount does not include reimbursed expenses for attending Board meetings, which amounted to $9,329 for all Board members as a group.

Officers of the Fund

MARIE E. CONNOLLY, President and Treasurer.  President, Chief Executive
        Officer and a director of the Distributor and an officer of other investment companies advised or administered by the Manager. From December 1991 to July 1994, she was President and Chief Compliance Officer of Funds Distributor, Inc., the ultimate parent of which is Boston Institutional Group, Inc. Prior to December 1991, she served as Vice President and Controller, and later as Senior Vice President, of The Boston Company Advisors, Inc. She is 38 years old.

JOHN E. PELLETIER, Vice President and Secretary. Senior Vice President and General Counsel of the Distributor and an officer of other investment companies advised or administered by the Manager. From February 1992 to July 1994, he served as Counsel for The Boston Company Advisors, Inc. From August 1990 to February 1992, he was employed as an Associate at Ropes & Gray. He is 32 years old.

MARY A. NELSON, Vice President and Assistant Treasurer. Vice President and Manager of Treasury Services and Administration of the Distributor, and an officer of other investment companies advised or administered by the Manager. From September 1989 to July 1994, she was an Assistant Vice President and Client Manager for The Boston Company, Inc. She is 32 years old.

JOSEPH F. TOWER, III, Vice President and Assistant Treasurer.  Senior Vice
        President, Treasurer and Chief Financial Officer of the Distributor and an officer of other investment companies advised or administered by the Manager. From July 1988 to August 1994, he was employed by The Boston Company, Inc. where he held various management positions in the Corporate Finance and Treasury areas. He is 34 years old.

ELIZABETH BACHMAN, Vice President and Assistant Secretary.  Assistant Vice
        President of the Distributor and an officer of other investment companies advised or administered by the Manager. She is 26 years old.

DOUGLAS C. CONROY, Vice President and Assistant Secretary.  Supervisor of
        Treasury Services and Administration of the Distributor and an officer of other investment companies advised or administered by the Manager. From April 1993 to January 1995, he was a Senior Fund Accountant for Investors Bank & Trust Company. From December 1991 to March 1993, he was employed as a Fund Accountant at The Boston Company, Inc. He is 27 years old.

RICHARD W. INGRAM, Vice President and Assistant Secretary.  Senior Vice
        President and Director of Client Services and Treasury Operations of the Distributor and an officer of other investment companies advised or administered by the Manager. From March 1994 to November 1995, he was Vice President and Division Manager for First Data Investor Services Group. From 1989 to 1994, Mr. Ingram was Vice President, Assistant Treasurer and Tax Director - Mutual Funds of The Boston Company, Inc. He is 40 years old.

     The address of all officers of the Fund is 200 Park Avenue, New York, New York 10166.

     The Fund's Board members and officers, as a group, owned less than 1% of the Fund's shares of beneficial interest outstanding on August 21, 1996.

     As of August 21, 1996, the following persons owned 5% or more of the outstanding shares of beneficial interest of the Fund; Class A: Connecticut Series - Merrill Lynch Pierce Fenner & Smith, Inc., Jacksonville, FL - 8.7%; Georgia Series - BHC Securities, Philadelphia, PA - 14.6%; Alicia B. Nichols - 5.3%; North Carolina Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 6.6%; Virginia Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 5.6%. Class B: Connecticut Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 7.2%; Florida Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 8.2%; Georgia Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 16.1%; Maryland Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 6.4%; Michigan Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 9.0%; Virginia Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 7.1%. Class C: Connecticut Series - US Clearing Corp, New York, NY - 22.4%; Paul L. Lutson, Stratford, CT - 9.1%; US Clearing Corp, New York, NY - 7.4%; US Clearing Corp, New York, NY - 6.0%; Georgia Series - BHC Securities, Inc. - Philadelphia, PA - 19.5%; Selvin L. Smith, Jr., Atlanta, GA - 11.0%; Maryland Series - Charles R. Brenner & Louise M. Brenner, Severna Park, MD - 60.8%; PaineWebber for the benefit of Adela Rotsztain, Potomac, MD - 36.8%; Massachusetts Series - Premier Mutual Fund Services, Boston, MA - 100%; Michigan Series - Merrill Lynch Pierce Fenner & Smith, Inc., Jacksonville, FL - 52.8%; Murvale L. Huston & Catherine Ann Huston, Saint Clair, MI - 23.7%; Lee O. Newport & Alice B. Newport, Constantine, MI - 7.5%; Richard D. Snyder & Carole
G. Snyder, Kalamazoo, MI 7.1%; Violet V. Webber, Waterford, MI - 6.6%; Minnesota Series - John D. Floyd & Becky S. Floyd, Apple Valley, MN - 80.2%; Lawrence McConnell, Chatfield, MN - 19.6%; North Carolina Series - Premier Mutual Fund Services, Inc. Boston, MA - 100%; Ohio Series - Max Weisbrod & Sylvia Weisbrod, Canton, OH - 90.1%; Merrill Lynch Pierce Fenner & Smith, Inc., Jacksonville, FL
- 8.9%; Pennsylvania Series - Charles R. Weikert & Mary Jane Weikert, Fairfield, PA - 69.3%; Robert Hoffman & Dorothy Hoffman, Norristown, PA - 20.2%; Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 6.9%; Texas Series - Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 74.6%; Linda Harward, Crawford, TX - 24.0%; Virginia Series - US Clearing Corp, New York, NY - 30.2%; Stephens Inc., Little Rock, AR - 22.4%; Merrill Lynch Pierce Fenner & Smith, Jacksonville, FL - 20.5%. A shareholder who beneficially owned, directly or indirectly, 25% or more of a Series' voting securities may be deemed to be a "control person" (as defined in the 1940 Act) of that Series.

                            MANAGEMENT AGREEMENT

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Management of the Fund."

     The Manager provides management services pursuant to the Management Agreement (the "Agreement") with the Fund dated August 24, 1994. As to each Series, the Agreement is subject to annual approval by (i) the Fund's Board or
(ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Series, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement was last approved by the Fund's Board, including a majority of the Board members who are not "interested persons" of any party to the Agreement, at a meeting held on July 17, 1996. Shareholders of each Series approved the Agreement on August 3, 1994. The Agreement is terminable without penalty, as to each Series, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of such Series' shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically, as to the relevant Series, in the event of its assignment (as defined in the Act).

     The following persons are officers and/or directors of the Manager: Howard Stein, Chairman of the Board and Chief Executive Officer; W. Keith Smith, Vice Chairman of the Board; Christopher M. Condron, President, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Philip L. Toia, Vice Chairman-Operations and Administration and a director; William T. Sandalls, Jr., Senior Vice President and Chief Financial Officer; Elie M. Genadry, Vice President- Institutional Sales; William F. Glavin, Jr., Vice President-Corporate Development; Mark N. Jacobs, Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Vice President-Corporate Communications; Mary Beth Leibig, Vice President-Human Resources; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Andrew S. Wasser, Vice President-Information Systems; Elvira Oslapas, Assistant Secretary; and Mandell L. Berman, Frank V. Cahouet, Alvin E. Friedman, Lawrence
M. Greene and Julian M. Smerling, directors.

     The Manager manages each Series' portfolio of investments in accordance with the stated policies of such Series, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. The Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Karen M. Hand, Stephen C. Kris, Richard J. Moynihan, Jill C. Shaffro, L. Lawrence Troutman, Samuel J. Weinstock and Monica S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund as well as for other funds advised by the Manager. All purchases and sales are reported for the Board's review at the meeting subsequent to such transactions.

     The Manager maintains office facilities on behalf of the Fund and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

     All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager. The expenses borne by the Fund include, without limitation, the following: taxes, interest, loan commitment fees, interest and distributions on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. In addition, shares of each Class are subject to an annual service fee and Class B and Class C shares are subject to an annual distribution fee. See "Distribution Plan and Shareholder Services Plan." Expenses attributable to a particular Series are charged against the assets of that Series; other expenses of the Fund are allocated among the Series on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each Series.

     As compensation for the Manager's services, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of .55 of 1% of the value of each Series' average daily net assets. For the fiscal years ended April 30, 1994, 1995 and 1996, the management fee payable, the reduction in such amount and the net fees paid to the Manager by each Series was as set forth below:

Series                           Management Fee Payable                             Reduction in Fee

                   1994                  1995             1996             1994            1995             1996

Connecticut        $2,222,426       $2,082,924       $2,045,864        $378,489         $ 35,533       $       -
Florida             1,811,102        1,599,553        1,504,679         328,323           27,718               -
Georgia               120,183          149,119          160,860         120,183          149,119          59,898
Maryland            2,079,227        1,901,194        1,852,002         375,233           32,614               -
Massachusetts         466,331          426,673          423,126          95,389            7,190               -
Michigan            1,124,896        1,074,186        1,067,900         219,841           18,112               -
Minnesota             952,683          943,548          924,716         184,360           15,888               -
North Carolina        533,032          535,236          517,799         475,442          297,996          20,032
Ohio                1,811,687        1,707,720        1,684,215         386,259           28,783               -
Pennsylvania        1,544,000        1,589,232        1,600,235         317,330           26,631               -
Texas                 503,485          485,593          464,591         503,485          485,593         464,591
Virginia              464,237          496,788          522,229         464,237          496,788         522,229


Series                                                                                  Net Fee Paid

                        1994                                   1995                             1996
Connecticut            $1,843,937                        $2,047,391                       $2,045,864
Florida                 1,482,779                         1,571,835                        1,504,679
Georgia                       -0-                               -0-                          100,962
Maryland                1,703,994                         1,868,580                        1,852,002
Massachusetts             370,942                           419,483                          423,126
Michigan                  905,055                         1,056,074                        1,067,900
Minnesota                 768,323                           927,660                          924,716
North Carolina             57,590                           237,240                          497,767
Ohio                    1,425,428                         1,678,937                        1,684,215
Pennsylvania            1,226,670                         1,562,601                        1,600,235
Texas                         -0-                               -0-                              -0-
Virginia                      -0-                               -0-                              -0-


     The Manager has agreed that if in any fiscal year the aggregate expenses of each Series, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over such Series, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction of payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Series' net assets increases.

                         PURCHASE OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     The Distributor. The Distributor serves as the Fund's distributor on a best efforts basis pursuant to an agreement which is renewable annually. The Distributor also acts as distributor for the other funds in the Premier Family of Funds, for the funds in the Dreyfus Family of Funds and for certain other investment companies. In some states, certain financial institutions effecting transactions in Fund shares may be required to register as dealers pursuant to state law.

     For the fiscal year ended April 30, 1996, the Distributor retained the following amounts from sales loads in the respect to Class A, and from contingent deferred sales charges ("CDSC") with respect to Class B, of each
Series:

Series                        Class A                   Class B

Connecticut                   $25,153                   $ 57,412
Florida                        21,041                     62,568
Georgia                         1,369                     36,034
Maryland                       24,087                     63,161
Massachusetts                   6,837                      3,841
Michigan                       16,807                     34,324
Minnesota                      13,055                     43,202
North Carolina                  5,070                     72,256
Ohio                           23,198                     52,134
Pennsylvania                   21,816                    133,577
Texas                           4,008                     25,002
Virginia                       10,873                     38,249

     For the period from August 15, 1995 (commencement of offering of Class C shares) through April 30, 1996, no amount was retained by the Distributor from CDSC on Class C shares of each Series.

     Using Federal Funds. Dreyfus Transfer, Inc., the Fund's transfer and dividend disbursing agent (the "Transfer Agent"), or the Fund may attempt to notify the investor upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money. If the investor is a customer of a securities dealer ("Selected Dealer") and his order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on behalf of its customer, will complete the conversion into, or itself advance, Federal Funds generally on the business day following receipt of the customer order. The order is effective only when so converted and received by the Transfer Agent. An order for the purchase of Fund shares placed by an investor with sufficient Federal Funds or a cash balance in his brokerage account with a Selected Dealer will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

     Sales Loads--Class A. The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code")), although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k), and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

     Set forth below is an example of the method of computing the offering price of each Series' Class A shares. The examples assume a purchase of Class A shares of the Series aggregating less than $50,000 subject to the schedule of sales charges set forth in the Fund's Prospectus at a price based upon the net asset value of the Series' Class A shares on April 30, 1996.


                                                  Connecticut     Florida         Georgia     Maryland
                                                     Series       Series          Series      Series
Class A Shares:
   NET ASSET VALUE, per share                      $11.90         $14.48          $13.05      $12.69
   Sales load for individual sales of shares
     aggregating less than $50,000 - 4.5%
     of offering price
     (approximately 4.7% of net asset
     value per share). . . . . . . . . . . . .        .56            .68             .61         .60
   Offering price to public. . . . . . . . . .     $12.46         $15.16          $13.66      $13.29


                                                                                               North
                                                  Massachusetts  Michigan       Minnesota      Carolina
                                                      Series      Series        Series         Series
Class A Shares:
   NET ASSET VALUE, per share                      $11.50         $15.15          $14.98         $12.91
   Sales load for individual sales of shares
     aggregating less than $50,000 - 4.5%
     of offering price
     (approximately 4.7% of net asset
     value per share). . . . . . . . . . . . .        .54            .71             .70            .61
   Offering price to public. . . . . . . . . .     $12.04         $15.86          $15.68         $13.52

                                                  Ohio          Pennsylvania     Texas          Virginia
                                                  Series           Series        Series         Series
Class A Shares:
   NET ASSET VALUE, per share                     $12.58          $16.17          $20.84         $16.27
   Sales load for individual sales of shares
     aggregating less than $50,000 - 4.5%
     of offering price
     (approximately 4.7% of net asset
     value per share). . . . . . . . . . . . .       .59             .76             .98            .77
   Offering price to public. . . . . . . . . .    $13.17          $16.93          $21.82         $17.04


     TeleTransfer Privilege. TeleTransfer purchase orders may be made at any time. Purchase orders received by 4:00 p.m., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business will be credited to the shareholder's Fund account on the next bank business day following such purchase order. Purchase orders made after 4:00 p.m., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business, or orders made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), will be credited to the shareholder's Fund account on the second bank business day following such purchase order. To qualify to use the TeleTransfer Privilege, the initial payment for the purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be wired to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares--TeleTransfer Privilege."

     Reopening an Account. An investor may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.


                 DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Distribution Plan and Shareholder Services Plan."

     Class B and Class C shares only are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

     Distribution Plan. Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Fund's Board has adopted such a plan (the "Distribution Plan") with respect to the Class B and Class C shares of each Series, pursuant to which the Fund pays the Distributor for distributing the relevant Class of shares. The Fund's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and the holders of each Series' relevant Class of shares.

     A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of Class B or Class C shares may bear for distribution pursuant to the Distribution Plan without such shareholders' approval and that other material amendments of the Distribution Plan must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Distribution Plan. The Distribution Plan was last so approved by the Board members at a meeting held on July 17, 1996 and by the Fund's shareholders on August 3, 1994. As to each such Class, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan, or by vote of the holders of a majority of the outstanding shares of such Class.

     For the fiscal year ended April 30, 1996, each Series paid the Distributor the following amounts with respect to Class B shares and Class C shares under the Distribution Plan:

                            Amount Charged            Amount Charged
Series                         Class B                   Class C

Connecticut                    $ 190,357                   $ 1,225
Florida                          134,640                        61
Georgia                          101,671                       100
Maryland                         194,067                        35
Massachusetts                     24,276                         6
Michigan                          92,044                       295
Minnesota                        123,137                       544
North Carolina                   217,316                         5
Ohio                             184,668                         6
Pennsylvania                     362,739                         9
Texas                             87,651                         6
Virginia                         157,606                       276

     Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan, pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to certain financial institutions (which may include banks), Selected Dealers and other financial industry professionals (collectively "Service Agents") in respect to these services.

     A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was last so approved July 17, 1996. As to each Series, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

     For the fiscal year ended April 30, 1996, each Series paid the Distributor the following amounts with respect to Class A, Class B and Class C under the Shareholder Services Plan:

Series                      Class A          Class B       Class C

Connecticut                 $834,351        $ 95,178        $ 409
Florida                      616,605          67,320           20
Georgia                       22,250          50,835           33
Maryland                     744,774          97,033           12
Massachusetts                180,190          12,138            2
Michigan                     439,289          46,022           98
Minnesota                    358,575          61,568          182
North Carolina               126,703         108,658            2
Ohio                         673,216          92,334            2
Pennsylvania                 546,007         181,369            3
Texas                        167,350          43,826            2
Virginia                     158,482          78,803           92


                         REDEMPTION OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Redeem Shares."

     Check Redemption Privilege - Class A Shares. An investor may indicate on the Account Application, Shareholder Services Form or by later written request that the Fund provide Redemption Checks ("Checks") with respect to Class A shares, drawn on the investor's Fund account. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application, Shareholder Services Form or later written request must be manually signed by the registered owner(s). Checks may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause the Fund to redeem a sufficient number of full and fractional Class A shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although the election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

     If the amount of the Check is greater than the value of the Class A shares in the investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

     TeleTransfer Privilege. Investors should be aware that if they have selected the TeleTransfer Privilege, any request for a TeleTransfer transaction will be effected through the Automated Clearing House ("ACH") system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in the investor's account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares--TeleTransfer Privilege."

     Share Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP"), and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification.

     Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record of a Series, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of such Series' net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities (which may include non-marketable securities) or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Series to the detriment of the existing shareholders. In this event, the securities would be valued in the same manner as the Series' portfolio is valued. If the recipient sold such securities, brokerage charges might be incurred.

     Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

                            SHAREHOLDER SERVICES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Shareholder Services."

     Fund Exchanges. Class A, Class B and Class C shares of the Fund may be exchanged for shares of the respective Class of certain other funds advised or administered by the Manager. Shares of the same Class of such other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

        A. Class A shares of funds purchased without a sales load may be exchanged for Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

        B. Class A shares of funds purchased with or without a sales load may be exchanged without a sales load for Class A shares of other funds sold without a sales load.

        C. Class A shares of funds purchased with a sales load, Class A shares of funds acquired by a previous exchange from Class A shares purchased with a sales load, and additional Class A shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted.

        D. Class B or Class C shares of any fund may be exchanged for the same Class of shares of other funds without a sales load. Class B or Class C shares of any fund exchanged for the same Class of shares of another fund will be subject to the higher applicable CDSC of the two exchanged funds and, for purposes of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the shares being exchanged were initially purchased.

     To accomplish an exchange under item C above, an investor's Service Agent must notify the Transfer Agent of the investor's prior ownership of such Class A shares and the investor's account number.

     To request an exchange, the investor's Service Agent acting on the investor's behalf must give exchange instructions to the Transfer Agent in writing or by telephone. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this privilege. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic instructions from any person representing himself or herself to be a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone exchanges permitted. Shares issued in certificate form are not eligible for telephone exchange.

     To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment being required for shares of the same Class of the fund into which the exchange is being made. For Dreyfus-sponsored Keogh Plans, IRAs and IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs") with only one participant, the minimum initial investment is $750. To exchange shares held in corporate plans, 403(b)(7) Plans and SEP-IRAs with more than one participant, the minimum initial investment is $100 if the plan has at least $2,500 invested among shares of the same Class of the funds in the Dreyfus Family of Funds. To exchange shares held in personal retirement plans, the shares exchanged must have a current value of at least $100.

     Auto-Exchange Privilege. The Auto-Exchange Privilege permits an investor to purchase, in exchange for Class A, Class B or Class C shares of a Series, shares of the same Class of one of the other Series or another fund in the Premier Family of Funds or the Dreyfus Family of Funds. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if his account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

     Fund Exchanges and the Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the series or fund being acquired may legally be sold. Shares may be exchanged only between accounts having identical names and other identifying designations.

     Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561. The Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchanges service or the Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

     Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually may be depleted. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan. Class B or Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC.

     Dividend Sweep. Dividend Sweep allows investors to invest automatically their dividends or dividends and capital gain distributions, if any, from the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which the investor is a shareholder. Shares of the same Class of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

        A. Dividends and distributions paid with respect to Class A shares by a fund may be invested without imposition of a sales load in Class A shares of other funds that are offered without a sales load.

        B. Dividends and distributions paid with respect to Class A shares by a fund which does not charge a sales load may be invested in Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

        C. Dividends and distributions paid with respect to Class A shares by a fund which charges a sales load may be invested in Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

        D. Dividends and distributions paid with respect to Class B or Class C shares by a fund may be invested without imposition of any applicable CDSC in the same Class of shares of other funds and the relevant Class of shares of such other funds will be subject on redemption to any applicable CDSC.


                    DETERMINATION OF NET ASSET VALUE

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     Valuation of Portfolio Securities. Each Series' investments are valued each business day by an independent pricing service (the "Service") approved by the Fund's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed by the Fund's officers under the general supervision of the Fund's Board. Expenses and fees, including the management fee (reduced by the expense limitation, if any) and, fees pursuant to the Shareholder Services Plan, with respect to Class A, Class B and Class C shares, and fees pursuant to the Distribution Plan, with respect to Class B and Class C shares only, are accrued daily and are taken into account for the purpose of determining the net asset value of the relevant Class of each Series' shares. Because of the difference in operating expenses incurred by each Class, the per share net asset value of each Class will differ.

     New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.


                    DIVIDENDS, DISTRIBUTIONS AND TAXES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Dividends, Distributions and Taxes."

     Management believes that each Series qualified as a "regulated investment company" under the Code for the fiscal year ended April 30, 1996, and each Series intends to continue to so qualify, so long as such qualification is in the best interests of its shareholders. As a regulated investment company, a Series will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, a Series must distribute to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), must derive less than 30% of its annual gross income from gain on the sale of securities held for less than three months, and must meet certain asset diversification and other requirements. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

     The Code provides that if a shareholder has not held his shares for more than six months (or such shorter period as the Internal Revenue Service may prescribe by regulation) and has received an exempt-interest dividend with respect to such shares, any loss incurred on the sale of such shares will be disallowed to the extent of the exempt-interest dividend received. In addition, any dividend or distribution paid shortly after an investor's purchase may have the effect of reducing the net asset value of his shares below the cost of his investment. Such a distribution would be a return on investment in an economic sense although taxable as stated under "Dividends, Distributions and Taxes" in the Prospectus.

     Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss. However, all or a portion of any gain realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income under Section 1276 of the Code. In addition, all or a portion of any gain realized from engaging in "conversion transactions" may be treated as ordinary income under Section 1258 of the Code. "Conversion transactions" are defined to include certain forward, futures, option and "straddle" transactions, transactions marketed or sold to produce capital gains, or transactions described in Treasury regulations to be issued in the future.

     Under Section 1256 of the Code, gain or loss realized by a Series from certain financial futures and options transactions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such futures or options as well as from closing transactions. In addition, any such futures or options remaining unexercised at the end of a Series' taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to a Series characterized in the manner described above.

     Offsetting positions held by a Series involving certain futures contracts or options transactions may be considered, for tax purposes, to constitute "straddles." "Straddles" are defined to include "offsetting positions" in actively traded personal property. The tax treatment of "straddles" is governed by Sections 1092 and 1258 of the Code, which, in certain circumstances, overrides or modifies the provisions of Section 1256 of the Code. As such, all or a portion of any short- or long-term capital gain from certain "straddle" and/or conversion transactions may be recharacterized to ordinary income.

     If a Series were treated as entering into "straddles" by reason of its engaging in certain futures contracts or options transactions, such "straddles" would be characterized as "mixed straddles" if the futures or options transactions comprising a part of such "straddles" were governed by Section 1256 of the Code. A Series may make one or more elections with respect to "mixed straddles." Depending on which election is made, if any, the results to a Series may differ. If no election is made to the extent the "straddle" rules apply to positions established by a Series, losses realized by a Series will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of the "straddle" and the conversion transaction rules, short-term capital losses on "straddle" positions may be recharacterized as long-term capital losses, and long-term capital gains may be treated as short-term capital gains or ordinary income.

     Investment by a Series in securities issued at a discount or providing for deferred interest or for payment of interest in the form of additional obligations could, under special tax rules, affect the amount, timing and character of distributions to shareholders. For example, a Series could be required to take into account annually a portion of the discount (or deemed discount) at which such securities were issued and to distribute such portion in order to maintain its qualification as a regulated investment company. In such case, a Series may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.


                          PORTFOLIO TRANSACTIONS

     Portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. No brokerage commissions have been paid by the Fund to date.

     Transactions are allocated to various dealers by the Fund's portfolio managers in their best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms.

     Research services furnished by brokers through which the Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the opinion of the Manager that the receipt and study of such services should not reduce the overall expenses of its research department.

     Each Series anticipates that its annual portfolio turnover rate generally will not exceed 100%, but the turnover rate will not be a limiting factor when each Series deems it desirable to sell or purchase securities. Therefore, depending upon market conditions, each Series' annual portfolio turnover rate may exceed 100% in particular years.

                      PERFORMANCE INFORMATION

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Performance Information."

     The current yield for the 30-day period ended April 30, 1996, for Class A, Class B and Class C of each Series was as follows:


                                 Current                        Net of Absorbed
Series                           Yield                             Expenses(1)

Class A:
Connecticut                        4.99                               -
Florida                            4.96                               -
Georgia                            4.67                               -
Maryland                           4.94                               -
Massachusetts                      4.91                               -
Michigan                           4.29                               -
Minnesota                          4.70                               -
North Carolina                     4.92                               -
Ohio                               4.87                               -
Pennsylvania                       5.00                               -
Texas                              5.37                               4.84
Virginia                           5.32                               4.79


____________________________
     (1) This column sets forth current yield had expenses not been absorbed.


                                 Current                    Net of Absorbed
Series                           Yield                      Expenses(1)

Class B:
Connecticut                        4.71                              -
Florida                            4.69                              -
Georgia                            4.39                              -
Maryland                           4.63                              -
Massachusetts                      4.61                              -
Michigan                           4.61                              -
Minnesota                          4.40                              -
North Carolina                     4.62                              -
Ohio                               4.57                              -
Pennsylvania                       4.73                              -
Texas                              5.09                              4.54
Virginia                           5.05                              4.50



                                 Current                     Net of Absorbed
Series                           Yield                       Expenses(1)

Class C:
Connecticut                        4.44                              -
Florida                            4.40                              -
Georgia                            4.11                              -
Maryland                           4.47                              -
Massachusetts                      4.37                              -
Michigan                           4.29                              -
Minnesota                          4.17                              -
North Carolina                     4.37                              -
Ohio                               4.32                              -
Pennsylvania                       4.41                              -
Texas                              4.80                              4.25
Virginia                           4.76                              4.21

____________________________
     (1) This column sets forth current yield had expenses not been absorbed.

     Current yield is computed pursuant to a formula which operates as follows:
The amount of each Series' expenses accrued for the 30-day period (net of reimbursements) is subtracted from the amount of the dividends and interest earned (computed in accordance with regulatory requirements) by the Series during the period. That result is then divided by the product of: (a) the average daily number of shares outstanding during the period that were entitled to receive dividends, and (b) the maximum offering price per share in the case of Class A or the net asset value per share in the case of Class B or Class C on the last day of the period less any undistributed earned income per share reasonably expected to be declared as a dividend shortly thereafter. The quotient is then added to 1, and that sum is raised to the 6th power, after which 1 is subtracted. The current yield is then arrived at by multiplying the result by 2.

     Based upon the 1996 combined (except where noted) Federal and applicable State tax rate specified below, the tax equivalent yield for the 30-day period ended April 30, 1996 for Class A, Class B and Class C of each Series was as follows:

                                       Tax Equivalent       Net of Absorbed
Series                Tax Rate              Yield             Expenses(1)

Class A:
Connecticut             42.32              8.65                -
Florida(2)              39.60              8.21                -
Georgia                 43.22              8.22                -
Maryland                44.13              8.84                -
Massachusetts           46.85              9.24                -
Michigan                42.26              8.49                -
Minnesota               44.73              8.50                -
North Carolina          44.28              8.83                -
Ohio                    44.13              8.72                -
Pennsylvania            41.29              8.52                -
Texas(2)                39.60              8.89                8.01
Virginia                43.07              9.34                8.41

Class B:
Connecticut             42.32              8.17                -
Florida(2)              39.60              7.76                -
Georgia                 43.22              7.73                -
Maryland                44.13              8.29                -
Massachusetts           46.85              8.67                -
Michigan                42.26              7.98                -
Minnesota               44.73              7.96                -
North Carolina          44.28              8.29                -
Ohio                    44.13              8.18                -
Pennsylvania            41.29              8.06                -
Texas(2)                39.60              8.43                7.52
Virginia                43.07              8.87                7.90


____________________________
     (1) This column sets forth tax equivalent yield had expenses not been absorbed.

     (2) Federal tax rate only. No state personal income tax imposed during 1996.

Class C:
Connecticut             42.32              7.70                -
Florida(2)              39.60              7.28                -
Georgia                 43.22              7.24                -
Maryland                44.13              8.00                -
Massachusetts           46.85              8.22                -
Michigan                42.26              7.43                -
Minnesota               44.73              7.54                -
North Carolina          44.28              7.84                -
Ohio                    44.13              7.73                -
Pennsylvania            41.29              7.51                -
Texas(2)                39.60              7.95                7.04
Virginia                43.07              8.36                7.40

____________________________
     (1) This column sets forth tax equivalent yield had expenses not been absorbed.

     (2) Federal tax rate only. No state personal income tax imposed during 1996.


     Tax equivalent yield is computed by dividing that portion of the current yield (calculated as described above) which is tax-exempt by 1 minus a stated tax rate and adding the quotient to that portion, if any, of the yield of the Series that is not tax-exempt.

     The tax equivalent yield noted above represents the application of the highest marginal personal tax rates currently in effect. For Federal personal income tax purposes, a 39.60% tax rate has been used. The tax equivalent figure, however, does not include the potential effect of any local (including, but not limited to, county, district or city) taxes, including applicable surcharges. In addition, there may be pending legislation which could affect such stated tax rates or yields. Each investor should consult its tax adviser, and consider its own factual circumstances and applicable tax laws, in order to ascertain the relevant tax equivalent yield.

        The average annual total return for the periods indicated for Class A of each Series was as follows:

                         1-year period                  5-year period               8.926-year period
Series               ended April 30, 1996           ended April 30, 1996          ended April 30, 1996
Connecticut                 2.08                             6.15                         7.14
Florida                     1.85                             6.63                         9.00
Georgia                     2.34                             5.571                        -
Maryland                    2.42                             6.30                         6.56
Massachusetts               0.96                             6.34                         6.52
Michigan                    2.02                             7.05                         8.62
Minnesota                   1.34                             6.32                         7.73
North Carolina              1.98                             6.492                        -
Ohio                        1.99                             6.62                         4.95
Pennsylvania                2.63                             7.02                         7.613
Texas                       3.22                             7.55                        10.42
Virginia                    2.46                             7.032                        -

____________________________
        (1) For the 3.658 year period ended April 30, 1996.

        (2) For the 4.748 year period ended April 30, 1996.

        (3) For the 8.753 year period ended April 30, 1996.

     The average annual total return since inception and for the periods indicated for Class B of each Series was as follows:

                         1-year period                 3.290-year period
Series                   ended April 30, 1996          ended April 30, 1996

Connecticut                 3.20                             4.66
Florida                     3.02                             5.03
Georgia                     3.69                             5.37
Maryland                    3.66                             4.90
Massachusetts               2.16                             4.41
Michigan                    3.33                             5.56
Minnesota                   2.62                             5.08
North Carolina              3.25                             4.45
Ohio                        3.20                             5.02
Pennsylvania                3.92                             5.35
Texas                       4.50                             6.08
Virginia                    3.76                             4.96


        The average annual total return since inception for Class C of each Series was as follows:

                               .710 years
Series                         ended April 30, 1996

Connecticut                      3.94
Florida                          3.33
Georgia                          4.92
Maryland                         4.21
Massachusetts                    2.39
Michigan                         4.76
Minnesota                        3.78
North Carolina                   4.56
Ohio                             4.31
Pennsylvania                     5.36
Texas                            5.95
Virginia                         4.28


     Average annual total return is calculated by determining the ending redeemable value of an investment purchased at net asset value (maximum offering price in the case of Class A) per share with a hypothetical $1,000 payment made at the beginning of the period (assuming the reinvestment of dividends and distributions), dividing by the amount of the initial investment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result. A Class' average annual total return figures calculated in accordance with such formula assume that in the case of Class A the maximum sales load has been deducted from the hypothetical initial investment at the time of purchase or in the case of Class B or Class C the maximum applicable CDSC has been paid upon redemption at the end of the period.

     The total return for the period May 28, 1987 through April 30, 1996 (except where indicated) for Class A of each Series was as follows:

                         Based on Maximum             Based on Net Asset
Series                    Offering Price               Value per Share
Connecticut                    85.12                       93.87
Florida                       115.80                      126.05
Georgia(1)                     21.95                       27.70
Maryland                       76.25                       84.58
Massachusetts                  75.76                       84.02
Michigan                      109.18                      118.98
Minnesota                      94.30                      103.51
North Carolina(2)              34.82                       41.23
Ohio                           53.98                       61.18
Pennsylvania(3)                89.98                       98.97
Texas                         142.16                      153.56
Virginia(2)                    38.11                       44.63

____________________________
(1) For the period from September 3, 1992 (commencement of operations) through April 30, 1996.

(2) For the period from August 1, 1991 (commencement of operations) through April 30, 1996.

(3) For the period from July 30, 1987 (commencement of operations) through April 30, 1996.

        The total return for the period January 15, 1993 to April 30, 1996 for Class B of each Series was as follows:

Series                  Based on Net Asset                 Based on
Class B:                  Value per Share                Maximum CDSC
Connecticut                 18.17                          16.17
Florida                     19.52                          17.53
Georgia                     20.79                          18.79
Maryland                    19.04                          17.04
Massachusetts               17.22                          15.27
Michigan                    21.46                          19.47
Minnesota                   19.71                          17.71
North Carolina              17.39                          15.39
Ohio                        19.48                          17.50
Pennsylvania                20.70                          18.70
Texas                       23.44                          21.44
Virginia                    19.27                          17.27

        The total return for the period August 15, 1995 to April 30, 1996 for Class C of each Series was as follows:

Series                  Based on Net Asset                 Based on
Class C:                  Value per Share                Maximum CDSC
Connecticut                  3.78                           2.78
Florida                      3.34                           2.35
Georgia                      4.47                           3.47
Maryland                     3.97                           2.97
Massachusetts                2.68                           1.69
Michigan                     4.36                           3.36
Minnesota                    3.67                           2.67
North Carolina               4.22                           3.22
Ohio                         4.03                           3.04
Pennsylvania                 4.78                           3.78
Texas                        5.19                           4.19
Virginia                     4.02                           3.02

     Total return is calculated by subtracting the amount of the Series' net asset value (maximum offering price in the case of Class A) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period and any applicable CDSC), and dividing the result by the net asset value (maximum offering price in the case of Class A) per share at the beginning of the period. Total return also may be calculated based on the net asset value per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales load with respect to Class A shares or any applicable CDSC with respect to Class B or Class C shares which, if reflected, would reduce the performance quoted.

     From time to time, the Fund may use hypothetical tax equivalent yields or charts in its advertising. These hypothetical yields or charts will be used for illustrative purposes only and not as representative of the Fund's past or future performance.

     From time to time, advertising materials for the Fund may refer to or discuss then-current or past economic conditions, developments and/or events, including those relating to actual or proposed tax legislation. Advertising materials for the Fund also may refer to statistical or other information concerning trends relating to investment companies, as compiled by industry associations such as the Investment Company Institute. From time to time, advertising materials for the Fund, also may refer to Morningstar ratings and related analyses supporting such ratings.

     The Fund may compare its performance, directly as well as against inflation, with that of other instruments, such as short-term Treasury bills (which are direct obligations of the U.S. Government), FDIC-insured bank money market accounts and FDIC-insured fixed-rate certificates of deposit. In addition, advertising for the Fund may indicate that investors may consider diversifying their investment portfolios in order to seek protection of the value of their assets against inflation.

     From time to time, advertising materials for the Fund may include biographical information relating to its portfolio managers and may refer to, or include commentary by a portfolio manager relating to an investment strategy, asset growth, current or past business, political, economic or financial conditions and other matters of general interest to investors.

                        INFORMATION ABOUT THE FUND

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "General Information."

     Each Series share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Series' shares have no preemptive or subscription rights and are freely transferable.

     The Fund sends annual and semi-annual financial statements to all its shareholders.

     The Manager's legislative efforts led to the 1976 Congressional Amendment to the Code permitting an incorporated mutual fund to pass through tax exempt income to its shareholders. The Manager offered to the public the first incorporated tax exempt fund and currently manages or administers over twenty-five billion dollars in tax exempt assets.

           TRANSFER AND DIVIDEND DISBURSING AGENT, CUSTODIAN,
                     COUNSEL AND INDEPENDENT AUDITORS

     Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses. For the period December 1, 1995 (effective date of transfer agency agreement) through April 30, 1996, the Fund paid the Transfer Agent $428,901.

     The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's custodian.

     Neither the Transfer Agent nor The Bank of New York has any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

     Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004-2696, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of shares being sold pursuant to the Fund's Prospectus.

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, independent auditors, have been selected as auditors of the Fund.


                                  APPENDIX A

                           RISK FACTORS -- INVESTING
                        IN STATE MUNICIPAL OBLIGATIONS

     The following information constitutes only a brief summary, does not purport to be a complete description, and is based primarily on information drawn from official statements relating to securities offerings of the relevant State available as of the date of this Statement of Additional Information. While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

        Connecticut Series . . . . . . . . . . . . . . . . . . . . . . B-39
        Florida Series . . . . . . . . . . . . . . . . . . . . . . . . B-41
        Georgia Series . . . . . . . . . . . . . . . . . . . . . . . . B-46
        Maryland Series. . . . . . . . . . . . . . . . . . . . . . . . B-49
        Massachusetts Series . . . . . . . . . . . . . . . . . . . . . B-51
        Michigan Series. . . . . . . . . . . . . . . . . . . . . . . . B-53
        Minnesota Series . . . . . . . . . . . . . . . . . . . . . . . B-57
        North Carolina Series. . . . . . . . . . . . . . . . . . . . . B-62
        Ohio Series. . . . . . . . . . . . . . . . . . . . . . . . . . B-67
        Pennsylvania Series. . . . . . . . . . . . . . . . . . . . . . B-72
        Texas Series . . . . . . . . . . . . . . . . . . . . . . . . . B-79
        Virginia Series. . . . . . . . . . . . . . . . . . . . . . . . B-84

Connecticut Series

     Connecticut's economy is diverse, with manufacturing, services and trade accounting for approximately 70% of total non-agricultural employment. The State's manufacturing industry is diversified, but from 1970 to 1994 manufacturing employment declined 35.4%, while non-manufacturing employment increased 66.3%, particularly in the service, trade and finance categories, resulting in an increase of 28.8% in total growth in non-agricultural sectors. Defense-related business plays an important role in the Connecticut economy, and economic activity has been affected by the volume of defense contracts awarded to Connecticut firms. In recent years, the Federal government has reduced the amount of defense-related spending and the largest defense-related employers in the State have announced substantial labor force reductions. The future effect of these and other industrial labor force reductions on the Connecticut economy cannot be predicted at this time.

     Connecticut has a high level of personal income. According to Bureau of Economic Analysis figures, personal income of State residents for calendar year 1994 was $95.1 billion, a 3.3% increase over the previous year. Total personal income in the State increased 18.0% from 1989 to 1994 and 11.6% from 1991 to 1994. According to U.S. Department of Commerce projections, the State is expected to continue to rank among the highest in State per capita income. For 1994, the estimated rate of unemployment (on a seasonably adjusted basis) in the State was 5.6%.

     While the State's General Fund ended fiscal 1984-85, 1985-86 and 1986-87 with operating surpluses of approximately $365.5 million, $250.1 million and $365.2 million, respectively, the State recorded operating deficits of $115.6 million, $28.0 million, $259.5 million and $808.5 million for fiscal 1987-88, 1988-89, 1989-90 and 1990-91, respectively. Together with the deficit carried forward from fiscal 1989-90, the total deficit for the fiscal year 1990-91 was $965.7 million. The total deficit amount was funded by the issuance of General Obligation Economic Recovery Notes in late 1991. As of April 4, 1996, $311,055,000 of such Notes remained outstanding. The Comptroller's annual report for the fiscal year ended June 30, 1992 reflected a General Fund operating surplus of $110.2 million, which surplus was used to retire $110.1 million of the State's Economic Recovery Notes. The Comptroller's annual report for the fiscal year ended June 30, 1993 reflected a General Fund operating surplus of $113.5 million. The Comptroller's annual report for the fiscal year ended June 30, 1994 reflected a General Fund operating surplus of $19.7 million. The Comptroller's annual report for the fiscal year ended June 30, 1995 reflected a General Fund operating surplus of $80.5 million, which was transfer to the Budget Reserve Fund.

     Since 1988, the Comptroller's annual report has reported results on the basis of both the modified cash basis required by State law and the modified accrual basis used for GAAP financial reporting. On a GAAP basis the cumulative deficit was $576.9 million for fiscal 1994-95. The modified cash basis of accounting used for statutory financial reporting and the modified accrual basis used for GAAP financial reporting are different and, as a result, often produce varying financial results, primarily because of differences in the recognition of revenues and expenditures.

     The State finances its operations primarily through the General Fund. All tax and most non-tax revenues of the State, except for motor fuels taxes and other transportation related taxes, fees and revenues, are paid into, and substantially all expenditures pursuant to legislative appropriations are made out of, the General Fund. The State derives over 70% of its revenues from taxes. Miscellaneous fees, receipts, transfers and Federal grants account for most of the other State revenue. The Sales and Use Taxes, the corporation business tax and the recently enacted broad based personal income tax are the major revenue raising taxes. For fiscal 1995-96 and 1996-97, the adopted budget anticipates General Fund expenditures of $9.055 billion and $9.201 billion, respectively, and General Fund revenues of $8.988 billion and $9.203 billion, respectively.

     On November 3, 1992, Connecticut voters approved a constitutional amendment which requires a balanced budget for each year and imposes a cap on the growth of expenditures. The General Assembly is required by the constitutional amendment to adopt by three-fifths vote certain spending cap definitions. The statutory spending cap limits the growth of expenditures to either (1) the rolling five-year average annual growth in personal income, or (2) the increase in the consumer price index for urban consumers during the preceding twelve-month period, whichever is greater. Expenditures for the payment of bonds, notes and other evidences of indebtedness are excluded from the constitutional and statutory definitions of general budget expenditures. To preclude shifting expenditures out of the General Fund to other funds, the spending cap applies to all appropriated funds combined.

     The State has no constitutional or other organic limit on its power to issue obligations or incur indebtedness other than that it may only borrow for public purposes. There are no reported court decisions relating to State bonded indebtedness other than two cases validating the legislative determination of the public purpose for improving employment opportunities and related activities. The State Constitution has never contained provisions requiring submission of the questions of incurring indebtedness to a public referendum. Therefore, the authorization and issuance of State debt, including the purpose, amount and nature thereof, the method and manner of the incurrence of such debt, the maturity and terms of repayment thereof, and other related matters are statutory.

     The State has established a program of temporary note issuances to cover periodic cash flow requirements. The maximum volume of cash flow borrowing is determined based upon the State's actual cash needs on a daily basis. The State, as of April 17, 1990, commenced a program permitting the issuance of up to $539 million of General Obligation Temporary Notes (the "April 1990 Program"). Under the April 1990 Program, the State may issue notes during a five-year period concluding in April of 1995. Additionally, a separate $200 million temporary note program commenced as of April 30, 1991 and concluded on October 31, 1991. There are currently no notes outstanding under either program.

     As of April 4, 1996, the General Assembly has empowered, pursuant to bonds acts in effect, the State Bond Commission to authorize general obligation bonds in the amount of $10,534,394,000. As of April 4, 1996, the State Bond Commission has authorized $9,381,215,000 in such bonds and the balance of $1,153,179,000 was available for authorization. From such total authorizations of $9,381,215,000, bonds in the aggregate of $8,237,794,000 have been issued and the balance of $1,143,421,000 remained authorized but unissued as of April 4, 1996.

     General obligation bonds issued by Connecticut municipalities are payable primarily from ad valorem taxes on property subject to taxation by the municipality. Certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits in recent years. The most notable of these is the City of Bridgeport.

     S&P, Moody's and Fitch rate Connecticut's municipal bonds AA-, Aa and AA, respectively.

Florida Series

     Revenues and Expenditures. Financial operations of the State of Florida covering all receipts and expenditures are maintained through the use of three funds: General Revenue Fund, Trust Funds and Working Capital Fund. The General Revenue Fund receives the majority of State tax revenues. The Trust Funds consist of monies received by the State which under law or trust agreement are segregated for a purpose authorized by law. Revenues in the General Revenue Fund which are in excess of the amount needed to meet appropriations may be transferred to the Working Capital Fund. Beginning in 1993-94, the Florida Constitution requires that the State establish a Budget Stabilization Fund. This fund is to contain a balance of at least 1% of the previous year's net General Revenue collections in 1994-95, 2% in 1995-96, 3% in 1996-97, 4% in 1997-98 and
5% in 1998-99 and thereafter. These moneys can be only spent for the purpose of covering revenue shortfalls and for emergency purposes as defined by general law. Implementing legislation establishing this fund was enacted during the 1994 Session of the Florida legislature.

     In November of 1994, Florida voters approved an amendment to the Florida Constitution which set forth limitations on revenue collections by the State. With certain exceptions, State revenues collected for any fiscal year are limited to State revenues allowed under the amendment for the prior fiscal year plus an adjustment for growth.

     As used in the amendment, "growth" means an amount equal to the average annual rate of growth in Florida personal income over the most recent twenty quarters times the State revenues allowed under the amendment for the prior fiscal year. For the 1995-1996 fiscal year, the State revenues allowed under the amendment for the prior fiscal year shall equal the State revenues collected for the 1994-1995 fiscal year. Florida personal income will be determined by the Legislature, from information available from the United States Department of Commerce or its successor on the first day of February prior to the beginning of the fiscal year. State revenues collected for any fiscal year in excess of this limitation will be transferred to the Budget Stabilization Fund until the fund reaches the maximum balance specified above, and thereafter shall be refunded to taxpayers as provided by general law. State revenues allowed under the amendment for any fiscal year may be increased by a two-thirds vote of the membership of each house of the Florida Legislature.

     For purposes of the amendment "State revenues" means taxes, fees, licenses, and charges for services imposed by the Legislature on individuals, businesses, or agencies outside State government. However, "State revenues" does not include: revenues that are necessary to meet the requirements set forth in documents authorizing the issuance of bonds by the State; revenues that are used to provide matching funds for the federal Medicaid program with the exception of the revenues used to support the Public Medical Assistance Trust Fund or its successor program and with the exception of State matching funds used to fund elective expansions made after July 1, 1994; proceeds from the State Lottery returned as prizes; receipts of the Florida Hurricane Catastrophe Fund; balances carried forward from prior fiscal years; taxes, licenses, fees and charges for services imposed by local, regional, or school district governing bodies; or revenue from taxes, licenses, fees and charges for services required to be imposed by any amendment or revision to the Constitution after July 1, 1994. An adjustment to the revenue limitation will be made by general law to reflect the fiscal impact of transfers of responsibility for the funding of governmental functions between the State and other levels of government.

     The amendment became effective January 1, 1995.

     The Florida Constitution and Statutes mandate that the State budget as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each State fiscal year.

     Florida ended fiscal years 1993-94 and 1994-95 with General Revenue plus Working Capital Funds unencumbered reserves of approximately $351.8 million and $319.5 million, respectively. Estimated fiscal year 1995-96 General Revenue plus Working Capital Funds available total $14.99 billion. Total effective appropriations for the 1995-96 fiscal year are estimated at $14.85 billion, resulting in estimated unencumbered reserves of $140.0 million at the end of the fiscal year.

     In fiscal year 1994-95, the State derived approximately 61% of its total direct revenues from the General Revenue Fund, Trust Funds and Working Capital Fund from State taxes. Federal grants and other special revenues accounted for the remaining revenues. Major sources of tax revenues to the General Revenue Fund are the sales and use tax, corporate income tax, and beverage tax, which amounted to 61%, 6% and 3%, respectively, of total General Revenue Fund receipts.

     State expenditures are categorized for budget and appropriation purposes by type of fund and spending unit, which are further subdivided by line item. In fiscal year 1993-94, expenditures from the General Revenue Fund for education, health and welfare and public safety amounted to approximately 48.9%, 31.6% and 13%, respectively, of total General Revenues.

     Sales and Use Tax. The greatest single source of tax receipts in Florida is the sales and use tax. The sales tax is 6% of the sales price of tangible property sold at retail in the State. The use tax is 6% of the cost price of tangible personal property when the same is not sold but is used, or stored for use, in the State. The use tax also applies to the use in the State of tangible personal property purchased outside Florida which would have been subject to the sales tax if purchased from a Florida dealer. Less than 10% of the sales tax is designated for local governments and is distributed to the respective counties in which it is collected for use by such counties and municipalities therein. In addition to this distribution, local governments may (by referendum) assess a
 .5% or 1% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources. In addition, non-consolidated counties with populations in excess of 800,000 may levy a local option sales tax to fund indigent health care. This tax rate may not exceed .5% and the combined levy of the indigent health care surtax and the infrastructure surtax described above may not exceed 1%. Furthermore, charter counties which adopted a charter prior to June 1, 1976, and each county with a consolidated county/municipal government, may (by referendum) assess up to a 1% discretionary sales surtax within their county. Proceeds from this tax are earmarked for the development, construction, maintenance and operation of a fixed guideway rapid transit system or may be remitted to an expressway or transportation authority for use on country roads and bridges, for a bus system, or to service bonds financing roads and bridges. The two taxes, sales and use, stand as complements to each other, and taken together provide a uniform tax upon either the sale at retail or the use of all tangible personal property irrespective of where it may have been purchased. This tax also includes a levy on the following: (i) rentals of tangible personal property, transient lodging and non-residential real property; (ii) admissions to places of amusements, most sports and recreation events; (iii) utilities, except those used in homes; and (iv) restaurant meals. Exemptions include: groceries; medicines; hospital rooms and meals; fuels used to produce electricity; purchases by religious, charitable and educational nonprofit institutions; most professional, insurance and personal service transactions; apartments used as permanent dwellings; the trade-in value of motor vehicles; and residential utilities.

     All receipts of the sales and use tax, with the exception of the tax on gasoline and special fuels, are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or countries and cities. For the State fiscal year which ended June 30, 1994, receipts from this source were $10.505 billion, an increase of 11.4% from fiscal year 1992-93.

     Motor Fuel Tax. The second largest source of State tax receipts is the tax on motor fuels. Preliminary data show collections from this source in the State fiscal year ended June 30, 1994, were $1.416 billion. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State General Revenue Fund.

     State and local taxes on motor fuels (gasoline and special fuel) include several distinct fuel taxes: (i) the State sales tax on motor fuels, levied at 6% of the average retail price per gallon of fuel, not to fall below 6.9 cents per gallon; (ii) the State excise tax of four cents per gallon of motor fuel, proceeds distributed to local governments; (iii) the State Comprehensive Enhanced Transportation System (SCETS) tax, which is levied at a rate in each county equal to two-thirds of the sum of the county's local option motor fuel taxes; and (iv) local option motor fuel taxes, which may range between one cent to seven cents per gallon.

     Alcoholic Beverage Tax. Florida's alcoholic beverage tax is an excise tax on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $559.3 million in State fiscal year ended June 30, 1994. Alcoholic beverage receipts declined from the previous year's total. The revenues collected from this tax are deposited into the State's General Revenue Fund.

     The 1990 Legislature established a surcharge on alcoholic beverages. This cargo is levied on alcoholic beverages sold for consumption on premises. The surcharge is at ten cents per ounce of liquor, ten cents per four ounces of wine, four cents per twelve ounces of beer. Most of these proceeds are deposited into the General Revenue Fund. In fiscal 1993-94 a total of $95.1 million was collected.

     Corporate Income Tax. Pursuant to an amendment to the State Constitution, the State Legislature adopted, effective January 1, 1972, the "Florida Income Tax Code" imposing a tax upon the net income of corporations, organizations, associations and other artificial entities for the privilege of conducting business, deriving income or existing within the State. This tax does not apply to natural persons who engage in a trade or business or profession under their own or any fictitious name, whether individually as proprietorships or in partnerships with others, estates of decedents or incompetents, or testamentary trusts.

     The tax is imposed in an amount equal to 5.5% of the taxpayer's net corporate income for the taxable year, less a $5,000 exemption, as defined in such Code. Net income is defined by the Code as that share of a taxpayer's adjusted Federal income for such year which is apportioned to the State of Florida. Apportionment is by weighted factors of sales (50%), property (25%) and payroll (25%). All business income is apportioned and non-business income is allocated to a single jurisdiction, usually the State of commercial domicile.

     All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1995, receipts from this source were $1.267 billion, an increase of 3% from fiscal year 1993-94.

     Documentary Stamp Tax. Deeds and other documents relating to a realty are taxed at 70 cents per $100 of consideration, while corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments and retail charge accounts are taxed at 35 cents per $100 of consideration. Documentary stamp tax collections totalled $699.7 million during fiscal year 1994-95, posting a 10% decrease from the previous fiscal year. The General Revenue Fund receives approximately 62% of documentary stamp tax collections.

     Gross Receipts Tax. Effective July 1, 1992, the tax rate was increased from 2.25% to 2.5% of the gross receipts of electric, natural gas and telecommunications services. All gross receipts utilities collections are credited to the Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1994-95, gross receipts utilities tax collections totalled $511.9 million, an increase of 9% over the previous fiscal year.

     Intangible Personal Property Tax. This tax is levied on two distinct bases:
(i) stocks, bonds, including bonds secured by Florida realty, notes, government leaseholds, interests in limited partnerships registered with the SEC, and other miscellaneous intangible personal property not secured by liens on Florida realty are taxed annually at a rate of 2 mills, (ii) mortgages and other obligations secured by liens on Florida realty, taxed with a non-recurring 2 mill tax.

     Of the tax proceeds, 33.5% is distributed to the Municipal Revenue Sharing Trust Fund. The remainder is distributed to the General Reserve Fund.

     Fiscal year 1994-95 total intangible personal property tax collections were $1.055 billion, a 1% increase over the prior year.

     Severance Taxes. The severance tax includes the taxation of oil, gas and sulfur production and a tax on the severance of primarily phosphate rock and other solid minerals. Total collections from severance taxes totalled $56.5 million during fiscal year 1994-95, up 3% from the previous fiscal year.

     Lottery. The 1987 Legislature created the Department of the Lottery to operate the State Lottery and setting forth the allocation of the revenues. Of the revenues generated by the Lottery, 50% is to be returned to the public as prizes; at least 38% is to be deposited in the Educational Enhancement Trust Fund (for public education); and no more than 12% can be spent on the administrative cost of operating the lottery.

     Fiscal year 1994-95 produced ticket sales of $2.7 billion of which education received approximately $1.1 billion.

Georgia Series

     Georgia's economy grew rapidly in the 1980s, resulting in a general fund reserve. As a result of a slowdown in the State's economy in the early 1990's, the general fund reserve was effectively eliminated.

     Beginning in fiscal 1993, however, revenues once again began to exceed appropriations. The State's revenue shortfall reserve at the end of Fiscal 1995 was approximately $288 million. Revenues are estimated to slightly exceed expenditures for Fiscal 1996.

     Georgia's unemployment rate was 4.5% for 1996 (January-April annualized rate), which is a decrease of 0.3% over the State's 1995 annual average unemployment rate. The largest sectors of Georgia's economy are wholesale and retail trade, services, manufacturing and government. Per capita income levels are less than the U.S. average (92.9% of the U.S. average in 1993), but Georgia's average annual growth rate of per capita income has exceeded that of the United States as a whole since 1960.

     Constitutional Provisions. Georgia's Constitution limits the appropriation of funds for any given fiscal year to the sum of the amount of unappropriated surplus expected to have accrued at the beginning of the fiscal year and the amount not greater than the total receipts anticipated, less refunds, as estimated. The State Constitution provides for supplementary appropriations in accordance with its provisions as well.

     Georgia may incur public debt to supply a temporary deficit due to a delay in collecting the taxes of that fiscal year. Such debt may not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred is to be repaid on or before the last day of the fiscal year in which it is incurred out of taxes levied for that fiscal year. No such debt may be incurred in any fiscal year under this provision if there is then outstanding unpaid debt from any previous fiscal year which was incurred to supply a temporary deficit. No such debt has been incurred under this provision since its inception.

     The State Constitution also provides that the State may incur public debt for three types of public purposes: (1) debt to "repel invasion, suppress insurrection, and defend the State in time of war;" (2) general obligation debt and (3) guaranteed revenue debt. General obligation debt may be incurred to acquire, construct, develop, extend, enlarge or improve land, waters, property, highways, buildings, structures, equipment or facilities of the State, its agencies, departments, institutions and certain State Authorities, to provide educational facilities for county and independent school systems, to provide public library facilities for county and independent school systems, counties, municipalities, and boards of trustees of public libraries or boards of trustees of public library systems, and to make loans to counties, municipal corporations, political subdivisions, local authorities and other local government entities for water and sewerage facilities or systems. Guaranteed revenue debt may be incurred by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State as set forth in its Constitution.

     Georgia may not incur debt at any time when the highest aggregate annual debt service requirements for the then current year or any subsequent year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, and the highest aggregate annual payments for the then current year or any subsequent fiscal year of the State under certain contracts then in force, exceed 10% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred. No general obligation debt may be incurred at any time when the term of the debt is in excess of 25 years.

     The State Constitution also provides that Georgia counties, municipalities, and other political subdivisions may not incur debt (including debt incurred on behalf of any special district) in excess of 10% of the assessed value of all taxable property within such county, municipality, or political subdivision. However, a separate provision of the State Constitution permits certain long-term, intergovernmental contracts for services and facilities. The Georgia Supreme Court has held that certain categories of intergovernmental contracts give rise to payment obligations which are not "debts" subject to the 10% debt limitation. It is possible that the intergovernmental contracts clause could be used by local governments to justify entering into transactions which increase their financial obligations, and such transactions could result in increasing the credit risk associated with debt obligations issued by such governmental units.

     Revenues and Expenditures. Georgia's major revenue sources are its sales tax and its income tax. The State also receives revenues from its motor fuels tax, from miscellaneous fees and sales, from other taxes (such as the intangibles tax, alcohol taxes, inheritance tax, and license taxes), and from the State lottery. Unaudited information from the Georgia Revenue Department indicates that revenues from these sources increased 8% in fiscal year 1995 from fiscal year 1994, and that these revenue sources generated the following percentages of total Georgia State revenue in fiscal year 1995:

                Sales Tax                                          34.04%
                Income Tax                                         43.78%
                Motor Fuels Tax                                     5.06%
                Lottery                                             3.97%
                Other Taxes                                        13.15%
                TOTAL                                             100.0%

     State expenditures are classified by major policy category for budgetary purposes. In the fiscal year 1996 operating budget, Georgia expenditures for educational development, human resources, protection of persons and property, and transportation amounted to 52.2%, 25.6%, 9.0%, and 4.3%, respectively, of total budgeted expenditures. Debt service for issued obligations accounts for 3.9% of total budgeted expenditures for fiscal year 1996, and is projected to account for 3.7% of total budgeted expenditures in fiscal year 1997.

     For fiscal years ended June 30, 1975 through June 30, 1997, the aggregate general obligation debt and guaranteed revenue debt authorized by the State General Assembly are $7.9 billion and $193 million, respectively. The aggregate amount of general obligation debt and guaranteed revenue debt actually issued by the State, as of May 31, 1996, is $8.1 billion. The total outstanding principal amount of indebtedness of the State as of May 31, 1996 is $4.9 billion. Of this outstanding debt, 28.8% is due and payable on or before January 1, 2001 and 56.8% is due and payable on or before January 1, 2006.

     Significant Contingent Liabilities. The State from time to time is named as a party in certain lawsuits, which may or may not have a material adverse impact on the financial position of the State if decided in a manner adverse to the State's interests. Certain of such lawsuits which could have a significant impact on the State's financial position are summarized below.

     Age International, Inc. v. State (two cases) and Age International, Inc. v. Miller. Three suits (two for refund and one for declaratory and injunctive relief) have been filed against the State of Georgia by out-of-state producers of alcoholic beverages. The first suit for refund seeks 96 million dollars in refunds of alcohol taxes imposed under Georgia's post-Bacchus (see previous note) statute, O.C.G.A. Section 3-4-60. These claims constitute 99% of all such taxes paid during the 3 years preceding these claims. In addition, the claimants have filed a second suit for refund for an additional 23 million dollars for later time periods. These two cases encompass all known or anticipated claims for refund of such type within the apparently applicable statutes of limitations for the years in question, i.e., 1989 through January 1993. The two Age refund cases are still pending in the state trial court. The Age declaratory/injunctive relief case was dismissed by the District Court. That dismissal was affirmed by the Eleventh Circuit Court of Appeals.

     Board of Public Education for Savannah/Chatham County v. State of Georgia. This case is based on the local school board's claim that the State is obligated to finance the major portion of the costs of its desegregation program. The Savannah Board originally requested restitution in the amount of approximately $30,000,000, but the Federal District Court set forth a formula which would require a State payment in the amount of approximately $8,900,000 computed through June 30, 1994. Plaintiffs, dissatisfied with the apportionment of desegregation costs between State and county, and an adverse ruling on the State funding formula for transportation costs, appealed to the Eleventh Circuit Court of Appeals. The State has filed a responsive cross-appeal on the ground that there is no basis for any liability. Subsequently, the parties agreed to a settlement, which has been approved by the Court. The settlement calls for the State to pay the amount awarded to the Plaintiff and to offer an option regarding future funding methodology for pupil transportation. Because interest was accruing in the settlement, in March, 1995, the State paid the Plaintiffs $8,925,000 in partial satisfaction of the settlement agreement. The final settlement figure has yet to be calculated, due to costs which accrued during the pendency of the settlement proposal. Those cost calculations will be finalized in the next several months but are not expected to exceed a total of $10,000,000, including the money already paid.

     DeKalb County v. State of Georgia. A similar complaint has been filed by DeKalb County. The Plaintiffs sought approximately $67,500,000 in restitution. The Federal District court ruled that the State's funding formula for pupil transportation (which the District Court in the Savannah/Chatham County case upheld) was contrary to State law. This ruling would require a State payment of a state law funding entitlement in the amount of approximately $34,000,000 computed through June 30, 1994. Motions to reconsider and amend the Court's judgment were filed by both parties. The State's motion was granted, in part, which reduced the required State payment to approximately $28,000,000. Notices of appeal to the Eleventh Circuit Court of appeals have been filed. There are approximately five other school districts which might file similar claims.

     Leslie K. Johnson v. Collins. Plaintiff in this case has filed suit in federal district court and in the State Superior Court of Chatham County. Plaintiff challenges the constitutionality of Georgia's transfer fee provided by O.C.G.A. Section 40-3-21.1 (often referred to as "impact fee") by asserting that the fee violates the commerce clause, due process, equal protection and privilege and immunities provisions of the constitution. Plaintiff seeks to prohibit the State from further collections and to require the State to return to her and those similarly situated all fees previously collected. A similar lawsuit has also been filed in the Superior Court of Fulton County (Mueller v. Collins). From May of 1992 to February 15, 1995, the State has collected $20,006,834.72. The State continues to collect approximately $500,000 to $600,000 per month.

     Daniel W. Tedder v. Marcus E. Collins, Sr., Cobb County Superior Court, Civil Action No. 931553028. Class action challenging the validity of a Georgia Department of Revenue Regulation issued in July of 1992, which resulted in enforcement of sales tax collections on sales of used transportation equipment, most notably sales of used cars where neither party is engaged in the regular sale of used cars. The trial court declared the regulation invalid. Approximately $30,000,000 of tax on such sales was collected before the regulation was rescinded and collections ceased. Accordingly, refund claims of up to $30,000,000 plus interest, could be sought. Approximately $21,900,000 in refunds have been paid.

     Buskirk and Estill v. State of Georgia, et al.. On September 1, 1994, plaintiffs in this case filed a civil action in the Superior Court of Fulton County, Georgia (No. E-31547) on behalf of all "classified employees of the State of Georgia or its agencies and departments during all or part of fiscal year 1992 through 1995 who were eligible to receive within grade pay increases and who would have received same were it not for a freeze of within grade pay increases." The trial court granted the State's motion to dismiss and for summary judgement, which completely resolved the case in the State's favor. Plaintiffs have filed a notice of appeal to the Georgia Supreme Court. If the plaintiffs prevail, the parties will conduct separate discovery on the issue of damages. The State believes that it has good and adequate defenses to the claims made, but, should the plaintiffs prevail in every aspect of their claims, the liability of the State in this matter could be as much as $295,000,000, based on best estimates currently available.

Maryland Series

     The State's total expenditures for the fiscal years ending June 30, 1993, 1994 and 1995 were $11.786 billion, $12.351 billion and $13.528 billion, respectively. As of February 14, 1996, it was estimated that total expenditures for fiscal year 1996 would be $14.611 billion. The State's General Fund, representing approximately 54% - 60% of each year's total budget, had an unreserved deficit of $56 million in fiscal year 1992 and unreserved surpluses of $11 million, $60 million and $132.5 million in fiscal years 1993, 1994 and 1995, respectively. The Governor of Maryland reduced fiscal year 1993 appropriations by approximately $56 million to offset the fiscal year 1992 deficit. The State Constitution mandates a balanced budget.

     In April 1995, the General Assembly approved the $14.429 billion 1996 fiscal year budget. The Budget includes $2.8 billion in aid to local governments (reflecting a $161 million increase in funding over 1995 that provides for substantial increase in education, health and police aid), and 134.1 million in general fund deficiency appropriations for fiscal year 1995, of which $60 million is a legislatively mandated appropriation to the Revenue Stabilization Account of the State Reserve Fund. The Revenue Stabilization Account was established in 1986 to retain State revenues for future needs and to reduce the need for future tax increases. The 1996 Budget does not include any proposed expenditures dependent on additional revenue from new or broad-based taxes. When the 1996 Budget was enacted, it was estimated that the general fund surplus on a budgetary basis at June 30, 1996, would be approximately $7.8 million. As of February 14, 1996, it is estimated that the general fund surplus on a budgetary basis at June 30, 1996, will be $1 million. At its December 12, 1995 meeting, the Board of Revenue Estimates lowered the estimate of fiscal year 1996 revenues by $92 million. The Governor has proposed a plan to address this shortfall by reducing general fund appropriations by $26 million and by obtaining additional money for the general Fund from appropriate sources (including use of the 1995 surplus and from a transfer from the Revenue Stabilization Account).

     In January 1996, the Governor submitted his proposed 1997 Fiscal Year Budget to the General Assembly. The Budget includes $2.9 billion in aid to local governments (reflecting a $121.5 million increase over 1996 that provides substantial increases in education, health and police aid), and $77 million in general fund deficiency appropriations for fiscal year 1996. As of February 14, 1996, it is estimated that the general fund surplus on a budgetary basis at June 30, 1997 will be $500 thousand and that the balance in the Revenue Stabilization Account of the State Reserve Fund also at June 30, 1997 will be $538 million.

     The public indebtedness of Maryland and its instrumentalities is divided into three basic types. The State issues general obligation bonds for capital improvements and for various State-sponsored projects. The Department of Transportation of Maryland issues limited special obligations bonds for transportation purposes payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations solely from specific non-tax enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

     At least since the end of the Civil War, the State has paid the principal of and interest on its general obligation bonds when due. There is no general debt limit imposed by the State Constitution or public general laws. Although the State has the authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, the State in the past has not issued short-term tax anticipation and bond anticipation notes, or made any other similar short-term borrowings for cash flow purposes.

     As of July 1996, the State's general obligation bonds were rated "Aaa" by Moody's and "AAA" by S&P and Fitch.

     The Maryland Department of Transportation issues Consolidated Transportation Bonds, which are payable out of specific excise taxes, motor vehicle taxes and corporate income taxes, and from the general revenues of the Department. Issued to finance highway, port, transit, rail or aviation facilities, as of July 1996, these bonds were rated "Aa" by Moody's and "AA" by S&P and Fitch. The Maryland Transportation Authority, an entity of the Department issues its own revenue bonds for transportation facilities, which are payable from certain highway, bridge and tunnel tolls. These bonds were rated "A1" by Moody's and "A+" by S&P as of July 1996.

     According to recent available ratings, general obligation bonds of Montgomery County (abutting Washington, D.C.) are rated "Aaa" by Moody's and "AAA" by S&P. Prince George's County, also in the Washington, D.C. suburbs, issues general obligation bonds rated "Aa" by Moody's and "AA" by S&P, while Baltimore County, a separate political subdivision surrounding the City of Baltimore, issues general obligation bonds rated "Aaa" by Moody's and "AAA" by S&P. The City of Baltimore's general obligation bonds are rated "A1" by Moody's and "A" by S&P. The other counties in Maryland which are rated by Moody's all have general obligation bond ratings of "A" or better from Moody's, except for Allegheny County, the bonds of which are rated "Baa" by Moody's. The Washington Suburban Sanitary district, a bi-county agency providing water and sewerage services in Montgomery and Prince George's Counties, issues general obligation bonds rated "Aa1" by Moody's and "AA" by S&P as of July 1996. Additionally, some of the large municipal corporations in Maryland (such as the cities of Rockville and Annapolis) have issued general obligation bonds. There can be no assurance that any of the foregoing ratings will continue.

Massachusetts Series

     The economy of the Commonwealth of Massachusetts is experiencing a recovery following a slowdown that began in mid-1988. Massachusetts had benefitted from an annual job growth rate of approximately 2% since the early 1980s, but by 1989 employment started to decline. Between 1988 and 1992, total employment in Massachusetts declined 10.7%. In 1993, 1994 and 1995, however, total employment increased by 1.6%, 2.2% and 2.4%, respectively. Employment levels increased in all sectors except manufacturing. Between 1990 and 1992, the Commonwealth's unemployment rate was considerably higher than the national average, however, unemployment rates in Massachusetts since 1993 have declined faster than the national average (6.9% compared to 6.8% in 1993) and the employment rate in Massachusetts in 1994 and 1995 was slightly below the national average (6.0% compared to 6.1% for 1994 and 5.4% compared with 5.6% for 1995).

     While the Commonwealth's expenditures for State programs and services in each of the fiscal years 1987 through 1991 exceeded each year's current revenues, Massachusetts ended each of the fiscal years 1991 to 1996 with a positive closing fund balance in its budgeted operating funds.

     In recent years, health care related costs have risen dramatically in Massachusetts and across the nation and the increase in the State's Medicaid and group health insurance costs reflects this trend. In fiscal 1993, Medicaid was the largest item in Massachusetts' budget and has been one of the fastest growing budget items, although the rate of increase has abated in recent years. During fiscal years 1989, 1990, 1991 and 1992, Medicaid expenditures were $1.83 billion, $2.12 billion, $2.77 billion and $2.82 billion, respectively, representing an average annual increase of 15.4%. Expenditures for fiscal 1993 were $3.15 billion, an 11.8% increase over fiscal 1992. Medicaid expenses in fiscal 1994 were $3.31 billion and in fiscal 1995 $3.398 billion. The average annual growth from fiscal 1991 to fiscal 1995 was 5.4% compared with approximately 17% between fiscal 1987 and fiscal 1991.

     Massachusetts' pension costs have risen dramatically as the State has appropriated funds to address in part the unfunded liabilities that had accumulated over several decades. Total pension costs increased at an average annual rate of 8.1% from $703.9 million in fiscal 1991 to $968.8 million in fiscal 1995.

     Payments for debt service on Massachusetts general obligation bonds and notes have risen at an average annual rate of 11.6% from $649.8 million in fiscal 1989 to $1.23 billion in fiscal 1995. Debt service payments were $898.3 million in fiscal 1992, $1.14 billion in fiscal 1993 and $1.15 billion in fiscal 1994. In 1990, legislation was enacted which generally imposes a 10% limit on the total appropriations in any fiscal year that may be expended for payment of interest and principal on general obligation debt. As of January 1, 1995, the State had approximately $9,595 billion of long-term general obligation debt outstanding and short-term direct obligations of the Commonwealth totalled $264 million.

     Certain independent authorities and agencies within the State are statutorily authorized to issue debt for which Massachusetts is directly, in whole or in part, or indirectly liable. The State's liabilities are either in the form of (i) a direct guaranty, (ii) State support through contract assistance payments for debt service, or (iii) indirect obligations. The State is indirectly liable for the debt of certain authorities through a moral obligation to maintain the funding of reserve funds which are pledged as security for the authorities' debt.

     In November 1980, voters in the Commonwealth approved a State-wide tax limitation initiative petition, commonly known as Proposition 2-1/2, to constrain levels of property taxation and to limit the charges and fees imposed on cities and towns by certain government entities, including county governments. The law is not a constitutional provision and accordingly is subject to amendment or repeal by the legislature. Proposition 2-1/2 limits the property taxes which a Massachusetts city or town may assess in any fiscal year to the lesser of (i) 2.5% of the full and fair cash value of real estate and personal property therein and (ii) 2.5% over the previous year's levy limit plus any growth in the tax base from certain new construction and parcel subdivisions. In addition, Proposition 2-1/2 limits any increase in the charges and fees assessed by certain governmental entities, including county governments, on cities and towns to the sum of (i) 2.5% of the total charges and fees imposed in the preceding fiscal year, and (ii) any increase in charges for services customarily provided locally or services obtained by the city or town at its option. The law contains certain override provisions which require vote approval at a general or special election. Proposition 2-1/2 also limits any annual increase in the total assessments on cities and towns by any county, district, authority, the Commonwealth, or any other governmental entity except regional school districts and regional water and sewer districts whose budgets are approved by 2/3 of their member cities and towns. During the 1980s, Massachusetts increased payments to the cities, towns and regional school districts ("Local Aid") to mitigate the impact of Proposition 2-1/2 on local programs and services. In fiscal 1996, approximately 19.1% of Massachusetts' budget was allocated to Local Aid. Direct Local Aid dropped from a high of $2.961 billion in fiscal 1989 to $2.727 billion in fiscal 1994, but increased to $2.976 billion in fiscal 1995 and an estimated $3.240 billion in fiscal 1996. Recent increases are largely a result of comprehensive education reform legislation enacted in 1993 that requires annual increases in state expenditures for education funding, subject to annual legislative appropriations, above a fiscal 1993 base of approximately $1.288 billion. Increases of $175 million above the base for fiscal 1994 to $876 million for fiscal 1997 have been fully funded. Additional increases are called for in future years.

     Many factors affect the financial condition of the Commonwealth and its cities, towns and public bodies, such as social, environmental, and economic conditions, many of which are not within the control of such entities. As is the case with most urban States, the continuation of many of Massachusetts' programs, particularly its human services programs, is in significant part dependent upon continuing Federal reimbursements which have been steadily declining. The loss of grants to Massachusetts and its cities and towns could further slow economic development. To the extent that such factors may exist, they could have an adverse effect on economic conditions in Massachusetts, although what effect, if any, such factors would have on Massachusetts' Municipal Obligations cannot be predicted.

Michigan Series

     General. Recently, the State's economy has been undergoing certain basic changes in its underlying structure. These changes reflect a diversifying economy which is less reliant on the automobile industry. As a result, the State anticipates that its economy in the future will be less susceptible to cyclical swings and more resilient when national downturns occur. In 1995, approximately 77% of wage and salary employment was in the State's non-manufacturing sectors. In 1995, total employment was 4,491,000 with manufacturing wage and salary employment totaling 974,900. Manufacturing employment remains below the peak employment level of 1,179,600 attained in 1978. Employment in the durable goods manufacturing industries was 728,600 and non-durable goods employment was 246,400 in the State in 1995. The motor vehicle industry, which is still an important component in the State's economy, employed 283,700 in 1995. The State's average unemployment rate for calendar year 1995 was 5.3%.

     The State's general obligation bonds are rated Aa by Moody's, AA by S&P and AA by Fitch. Because most of the State Municipal Obligations are revenue or general obligations of local government or authorities, rather than general obligations of the State of Michigan itself, ratings on such State Municipal Obligations may be different from those given to the State of Michigan.

     State Constitutional Provisions Affecting Revenues and Expenditures. The State Constitution provides that proposed expenditures and revenues of any operating fund must be in balance and that any prior year's surplus or deficit must be included in the succeeding year's budget for that fund.

     In 1978, the State Constitution was amended to limit the amount of total State revenues raised from taxes and certain other sources. State revenues (excluding Federal aid and revenues for payment of principal and interest on general obligation bonds) in any fiscal year are limited to a fixed percentage of State personal income in the prior calendar year or average of the prior three calendar years, whichever is greater. The percentage is fixed by the amendment to equal the ratio of the 1978-79 fiscal year revenues to total calendar 1977 State personal income.

     If, in any fiscal year, revenues exceed the revenue limitation by 1% or more, the entire amount of such excess shall be rebated in the following fiscal year's personal income tax or single business tax. Any excess of less than 1% may be transferred to the State's Budget Stabilization Fund. The State may raise taxes in excess of the limit for emergencies when deemed necessary by the Governor and two-thirds of the members of each house of the Legislature.

     The State Constitution provides that the proportion of State spending paid to all units of local government to total State spending may not be reduced below the proportion in effect in the 1978-79 fiscal year. If such spending does not meet the required level in a given year, an additional appropriation for local governmental units is required by the following fiscal year. Spending for local units met this requirement for fiscal years 1985-86 through 1991-92 and fiscal year 1993-94.

     The State has settled litigation with Oakland County, Michigan in which Oakland County had alleged that the classification of State expenditures for certain mental health programs as spending for local units was improper. As part of the settlement, the State agreed to reclassify these expenditures, beginning in fiscal year 1992-93. As a result, the State determined that in fiscal year 1992-93 the proportion of State spending from State sources paid to local units of government was approximately $97 million less than constitutionally required and an amount at least this large will be appropriated to the State's local government payment fund in the next budget submission.

     The State Constitution also requires the State to finance any new or expanded activity of local governments mandated by State law. Any expenditures required by this provision would be counted as State spending for local units of government for the purpose of determining compliance with the provision cited above.

     Economic and Fiscal Condition. Legislation requires that the administration prepare two economic forecasts each year. These are presented to a Consensus Revenue Estimating Conference in January and May of each year. The May 1996 forecast is summarized below.

     The State's economic forecast for calendar year 1996 projects modest growth. Real GDP is projected to grow 2.7% in 1996, on a calendar year basis. Car and light truck sales are expected to total 14.9 million units in 1996.

     The forecast assumes moderate inflation, accompanied by steady interest rates. Ninety-day T-Bill rates are expected to average 5.1 percent for 1996. The United States' unemployment rate is projected to decline to an average of 5.5 percent for 1996.

     The State's forecast for the Michigan economy reflects the above national outlook. Total wage and salary employment is projected to grow 1.5% in 1996. This slight growth reflects the ongoing diversification of the Michigan economy. The unemployment rate is projected to average 6.0% in 1996, continuing the recent trend to Michigan's unemployment rate being near the national average compared to the 15-year history of having higher unemployment.

     The Governor's Executive Budget for fiscal year 1995-96 was submitted to the Legislature on February 9, 1995. The fiscal year 1995-96 general fund general purpose Executive Budget recommendation totaled $8,507.6 million. The budget was passed by the Legislature in June 1995.

     The Governor's Executive Budget for fiscal year 1996-97 was submitted to the Legislature on February 8, 1996. The fiscal year 1996-97 general fund/general purpose Executive Budge recommendation totaled $8,246.6 million.

     Property Tax Reform Proposals. On August 19, 1993, the Governor signed into law Act 145, Public Acts of Michigan, 1993 ("Act 145"), a measure which would have significantly impacted financing of primary and secondary school operations and which has resulted in additional property tax and school finance reform legislation. Act 145 would have exempted all property in the State of Michigan from millage levied for local and intermediate school districts operating purposes, other than millage levied for community colleges, effective July 1, 1994. In order to replace local property tax revenues lost as a result of Act 145, the Michigan Legislature, in December 1993, enacted several statutes which address property tax and school finance reform.

     The property tax and school finance reform measures included a ballot proposal which was approved by the voters on March 15, 1994. Effective May 1, 1994, the State sales and use tax was increased from 4% to 6%, the State income tax was decreased from 4.6% to 4.4%, the cigarette tax was increased from $.25 to $.75 per pack and an additional tax of 16% of the wholesale price was imposed on certain other tobacco products. A 0.75% real estate transfer tax became effective January 1, 1995. Beginning in 1994, a State-wide property tax of 6 mills will be imposed on all real and personal property currently subject to the general property tax. The ability of school districts to levy property taxes for school operating purposes has been partially restored. A school board will, with voter approval, be able to levy up to the lesser of 18 mills or the number of mills levied in 1993 for school operating purposes, on non-homestead property and non-qualified agricultural property. The adopted ballot proposal contains additional provisions regarding the ability of local school districts to levy taxes as well as a limit on assessment increases for each parcel of property, beginning in 1995 to the lesser of 5% or the rate of inflation. When property is subsequently sold, its assessed value will revert to the current assessment level of 50% of true cash value. Under the adopted ballot proposal, much of the additional revenue generated by the new taxes will be dedicated to the State School Aid Fund.

     The adopted ballot proposal contains a system of financing local school operating costs relying upon a foundation allowance amount which may vary by district based upon historical spending levels. State funding will provide each school district an amount equal to the difference between their foundation allowance and the revenues generated by their local property tax levy. Local school districts will also be entitled to levy supplemental property taxes to generate additional revenue if their foundation allowance is less than their historical per pupil expenditures. The adopted proposal also contains provisions which allow for the levy of a limited number of enhancement mills on regional and local school district bases.

     The adopted ballot proposal shifts significant portions of the cost of local school operations from local school districts to the State and raises additional State revenues to fund these additional State expenditures. These additional revenues will be included within the State's constitutional revenue limitations and may impact the State's ability to raise additional revenues in the future.

     Budget Stabilization Fund. In 1977, the BSF was established to accumulate balances during years of significant economic growth which may be utilized in years when the State's economy experiences cyclical downturns or unforeseen fiscal emergencies. Calculated on an accrual basis, the unreserved ending accrued balance of the Budget Stabilization Fund on September 30, 1994 was $775.5 million. The preliminary unreserved accrued balance of the Budget Stabilization Fund on September 30, 1995 was $1,003.2 million.

     State and State-Related Indebtedness. The State Constitution limits State general obligation debt to (i) short-term debt for State operating purposes,
(ii) short- and long-term debt for the purpose of making loans to school districts and (iii) voter-approved long-term debt.

     Short-term debt for operating purposes is limited to an amount not in excess of 15% of undedicated revenues received during the preceding fiscal year and must be issued only to meet obligations incurred pursuant to appropriation and repaid during the fiscal year in which incurred. Such debt does not require voter approval.

     Debt incurred by the State for the purpose of making loans to school districts may be issued in whatever amount required without voter approval. All other general obligation bonds issued by the State must be approved as to amount, purpose and method of repayment by a two-thirds vote of each house of the Legislature and by a majority vote of the public at a general election. There is no limitation as to number or size of such general obligation issues.

     There are also various State authorities and special purpose agencies created by the State which issue bonds secured by specific revenues. Such debt is not a general obligation of the State.

     The State has issued outstanding general obligation full faith and credit bonds and notes for Water Resources, Environmental Protection, Recreation Program, and School Loan purposes. As of September 30, 1995, the outstanding principal amount of all State general obligation bonds was $706 million. On February 20, 1996, the State issued $900 million in short-term general obligation notes in order to meet cash flow requirements. These notes will mature on September 30, 1996.

     As of December 31, 1994, approximately $5.0 billion in principal amount of "qualified" bonds of local school districts was outstanding. In the past 30 years, the State has been required only once to advance monies from the State School Bond Loan Fund to make a debt service payment on behalf of a school district, other than for routine loans. In that case the tax collections available to the school district for payment of debt service were escrowed on the due date because of litigation. After the litigation was completed, the escrowed funds were repaid in full to the State School Bond Loan Fund.

Minnesota Series

     State Government. The State of Minnesota was formally organized as a territory in 1849 and was admitted to the Union in 1858 as the 32nd state. Bordered by Canada on the north, Lake Superior and Wisconsin on the east, Iowa on the south, and North and South Dakota on the west, it is the 12th largest and 20th most populous state in the Union.

     The Minnesota Constitution organizes State government into three branches:
Executive, Legislative and Judicial. The Legislative Branch is composed of a Senate and a House of Representatives. Fiscal administration is performed by the Department of Fiance under the control and supervision of the Commissioner of Finance.

     State and State-Related Indebtedness. The Minnesota Constitution authorizes public debt to be incurred for the acquisition and betterment of public land, buildings and other improvements of a capital nature or for appropriations or loans to Minnesota state agencies or political subdivisions for this purpose, as the Legislature by the three-fifths vote of each House may direct, and to fiance the development of agricultural resources of the State by extending credit on real estate security, as the Legislature may direct. All such debt is evidenced by the issuance of State of Minnesota bonds maturing within 20 years of their date of issue, for which the full faith and credit and taxing powers of the State are irrevocably pledged. There is no limitation as to the amount or interest rate of such general obligation issues.

     As of May 1, 1996, the outstanding principal amount of all Minnesota general obligation bonds was approximately $2.109 billion.

     The Minnesota Constitution limits Minnesota general obligation debt to (i) short-term debt for Minnesota operating purposes, (ii) short-term debt for purpose of making loans to school districts and (iii) voter- approved long-term debt.

     Short-term debt for operating purposes is limited to an amount not in excess of 15 percent of undedicated revenues received during the preceding fiscal year and must be issued only to meeting obligations incurred pursuant to appropriation and repaid during the fiscal year in which incurred. The May, 1995, end of the first special session cash flow analysis for Minnesota's Statutory General Fund indicates that Minnesota will have a positive cash flow balance during the Current Biennium which began on July 1, 1995 and ends June 30, 1997. Minnesota has no short-term debt outstanding and, therefore, Minnesota does not expect to do any short term borrowing for cash flow purposes during the Current Biennium. A more recent cash flow analysis is not available. The Department of Finance is in the process of developing a new cash flow forecasting model and expects to do its next cash flow analysis in connection with the November, 1996 revenue and expenditure forecast.

     There are also various Minnesota authorities and special purpose agencies created by the state which issue bonds secured by specific revenues. Such debt is not a general obligation of the State of Minnesota.

     Constitutional and Statutory Provisions Relating to Minnesota and Local Funding. Minnesota revenues in Minnesota are generated primarily from individual income taxes, corporate franchise taxes, sales and use taxes, insurance gross earnings taxes, estate taxes, motor vehicle excise taxes, excise taxes on liquor and tobacco, mortgage taxes, deed taxes, legalized gambling taxes, rental motor vehicle taxes, 900 telephone service taxes, taconite and iron ore taxes, and health care provider taxes. In addition to the major taxes described above, other sources of non-dedicated revenue include minor taxes, 60 percent of Minnesota's lottery net proceeds, unrestricted grants, fees and charges of Minnesota state agencies and departments, and investment income. County, municipal and certain special purpose districts (such as water, flood or mosquito control districts) are authorized to levy property taxes within specified legislative limits. A portion of Minnesota's revenues is allocated from state government to other governmental units within Minnesota such as municipal and county governments, school districts and state agencies through a complex series of appropriations and financial aid formulas. This financial interdependency of the Minnesota state government with other units of government, subject all levels of government, in varying degrees, to fluctuations in Minnesota's overall economy.

     Minnesota's constitutional prescribed fiscal period is a biennium, and Minnesota operates on a biennial budget basis with revenues created in the period in which they are collected and expenditures debited in the period in which the corresponding liabilities are incurred. The biennium begins on July 1st of the odd numbered year and runs through June 30th of the next odd numbered year.

     Minnesota's ability to appropriate funds is limited by the Minnesota Constitution, which directs that Minnesota government shall not in any biennium appropriate funds in excess of projected tax revenues from all sources. Minnesota is authorized to levy additional taxes to resolve any inadvertent shortfalls.

     Appropriations for each biennium are enacted during the final legislative session of the immediately preceding biennium. A revenue forecast is prepared during the legislative session to provide the legislature with updated information for the appropriations process. During each biennium regular forecasts of revenues and expenditures are prepared.

     Minnesota's biennial appropriation process relies on revenue forecasting as the basis for establishing aggregate expenditure levels. Risks are inherent in the revenue and expenditure forecasts. Assumptions about U.S. economic activity and federal tax and expenditure policies underlie these forecasts. Any federal law changes that increases federal income taxes or reduce federal spending programs may adversely affect these forecasts. Finally, even if economic and federal tax assumptions are correct, revenue forecasts are still subject to some normal level of error. The correctness of revenue forecasts and the strength of Minnesota's overall economy may restrict future aid or appropriations from Minnesota government to other units of government.

     Prior to the Current Biennium, Minnesota law established a Budget Reserve and Cash Flow Account in the Accounting General Fund which served two functions. However, in 1995 the Minnesota Legislature departed the Budget Reserve and Cash Flow Account into two separate accounts; the Cash Flow Account and the Budge Reserve Account, each having a different function. The Cash Flow Account was established in the General Accounting Fund for the purpose of providing sufficient cash balances to cover monthly revenue and expenditure imbalances. The use of funds from the Cash Flow Account is governed by statute. The Cash Flow Account balance is set for the Current Biennium at $350 million. No provision has been made for increasing the balance of the Cash Flow Account from increases in forecast revenues over forecast expenditures. The Budget Reserve Account was established in the Accounting General Fund for the purpose of reserving funds to cushion the State from an economic downturn. The use of funds from the Budget Reserve Account and the allocation of surplus forecast balances to the Budget Reserve Account are governed by statute. The Budget Reserve Account balance is set for the Current Biennium at $270 million.

     For Fiscal Year 1995, ending June 30, 1995, net revenues received were $8.984 billion. After total expenditures and net transfers of $8.894 billion, Fiscal Year 1995 ended with an Unrestricted Accounting General Fund balance of $445 million and an Unreserved Accounting General Fund balance of $1.021 billion.

     For Fiscal Year 1996, ending June 30, 1996, total revenues are estimated to be approximately $9.237 billion. Total expenditures and transfers are estimated at $9.363 billion and after deducting a Cash Flow Account appropriations carry forward of $350 million and Budget Reserve Account carry forward of $220 million, it is estimated that an Unrestricted Accounting General Fund balance of $324 million will remain.

     For Fiscal Year 1997, ending June 30, 1997, total revenues are estimated to be approximately $9.215 billion. Total expenditures and transfers are estimated at $9.488 billion and after deducting a Cash Flow Account appropriations carry forward of $350 million and Budget Reserve Account carry forward of $270 million, it is estimated that an Unrestricted Accounting General Fund balance of $1.025 billion will remain.

     In 1992 the Minnesota Legislature established the MinnesotaCare(R) program to provide subsidized health care insurance for long term uninsured Minnesotans, reform individual and small group health insurance regulations, create a health care analysis unit to collect condition- specific data about health care practices in order to develop practice parameters for health care providers, implement certain cost containment measures into the system, and establish an office of rural health to ensure the health care needs of all Minnesotans are being met. The program is not part of the Accounting General Fund. A separate account, called the Health Care Access Fund, has been established in Minnesota's Special Reserve Fund to account for revenues and expenditures for the MinnesotaCare(R) program. Program expenditures are limited to revenues received in the Health Care Access Fund. Program revenues are derived from dedication of insurance premiums paid by individuals, five cents of the state cigarette tax through December 31, 1993, and permanent taxes including a 2 percent gross revenue tax on hospitals, health care providers and wholesale drug distributors, a 2 percent use tax on prescription drugs and a 1 percent gross premium tax on nonprofit health service plans and HMOs. A previously required transfer from the Health Care Access Fund to the Accounting General Fund was eliminated after Fiscal year 1995. The purpose of the transfer was to pay for increased costs in the generally funded Medicaid (MA) and General Assistance Medical Care (GAMC) programs, due to applicants found ineligible for MinnesotaCare(R), but qualifying for MA or GAMC.

     The 1993 Legislature adopted legislation establishing a school district credit enhancement program. The legislation authorizes and directs the Commissioner of Finance, under certain circumstances and subject to the availability of funds, to issue a warrant and authorize the Commissioner of Children, Families and Learning to pay debt service coming due on school district tax and state-aid anticipation certificates of indebtedness and school district general obligation bonds in the event that the school district notifies the Commissioner of Children, Families and Learning that it does not have sufficient money in its debt service fund for that purpose, or the paying agent informs the Commissioner of Children, Families and Learning that it has not received from the school district timely payment of moneys to be used to pay debt service. The legislation appropriates annually from the Accounting General Fund to the Commissioner of Children, Families and Learning the amount needed to pay any warrants which are issued. The amounts paid on behalf of any school district are required to be repaid by it with interest, either through a reduction of subsequent state-aid payments or by the levy of an ad valorem tax which may be made with the approval of the Commissioner of Children, Families and Learning. As of April 1, 1996 there were approximately $1.913 billion principal amount of bonds enrolled in the program, some of which have been paid. The State has not had to made any debt service payments on behalf of school districts under the program and does not expect to make any payments in the future.

     The amount of revenue generated by Minnesota's tax structure, because of the dependence on the income and sales taxes, is sensitive to the status of the national and local economy. There can be no assurance that the financial problems referred to or similar future problems will not affect the market value or marketability of the Minnesota Municipal Obligations or the ability of the issuers thereof to pay the interest or principal of such obligations.

     Minnesota general obligation bonds are rated AAA by Moody's and AA+ by S&P and AAA by Fitch.

     Selected Economic and Demographic Factors. Diversity and a significant natural resource base are two important characteristics of Minnesota's economy. Minnesota's economy is being lifted by strong earnings growth in the service industry, rising housing construction, and job gains which are slowly firming up to labor market.

     When viewed in 1995 at a highly aggregative level of detail, the structure of Minnesota's economy parallels the structure of the U.S. economy as a whole. Minnesota employment in ten major industrial sectors was distributed in approximately the same proportions as national employment. In all sectors, the share of total Minnesota employment was within two percentage points of national employment share.

     Minnesota's employment in the durable goods industries continues to be highly concentrated in industries specializing in the manufacturing of industrial machinery, fabricated metal and instruments. This emphasis is partially explained by the location in Minnesota of computer-related equipment manufacturers. Further, manufacturers of food products, wood products, and printed and published materials joined the high technology manufacturing group which has lead to significant business expansion in Minnesota in this decade.

     The importance of Minnesota's rich natural resource base for overall employment is apparent in the employment mix in non-durable goods industries. In 1995, approximately 29.0 percent of Minnesota's non-durable goods employment was concentrated in food and kindred industries, and approximately 18.8 percent in paper and allied industries. This compares to approximately 21.7 percent and
8.9 percent, respectively, for comparable sectors in the national economy. both of these rely heavily on renewable resources in Minnesota. Over half of Minnesota's acreage is devoted to agricultural purposes and nearly one-third to forestry. Printing and publishing are also relatively more important in Minnesota than in the U.S.

     Mining is currently a less significant factor in the Minnesota economy than formerly. Mining employment, primarily in the iron ore or taconite industry, dropped from 17.3 per thousand in 1979 to 7.9 per thousand in 1995. It is not expected that mining employment will soon return to 1979 levels. However, Minnesota retains vast quantities of taconite as well as copper, nickel, cobalt and peat which may be utilized in the future.

     While Minnesota's involvement in the defense industry is limited, as military procurement cuts continue, Minnesota employers may face challenges in maintaining employment and sales. More importantly, Minnesota firms producing electronic components, communication equipment, electrical equipment, chemicals, plastics, computers and software may face additional competition from companies converting from military to civilian production.

     Job expansion and business start-ups improved remarkably in this decade with an average rate for new businesses at 2 percent, while business dissolutions were on the decline.

     Finally, despite a state economy that is outperforming the national economy, the future economic outlook is guarded primarily because the growth of the health care industry has slowed significantly and the mainframe computer and airline industries face continued softness.

     Minnesota resident population grew from 4,085,000 in 1980 to 4,387 in 1990 or, at an average annual compound rate of .7 percent. In comparison, U.S. population grew at an annual compound rate of .9 percent during this period. Minnesota population is currently forecast by the U.S. Department of Commerce to grow at an annual compound rate of .8 percent through 2005.

     Employment and Income Growth in Minnesota. In the period 1980 to 1990, overall employment growth in Minnesota lagged behind national growth. However, manufacturing has been a strong sector, with Minnesota employment outperforming its U.S. counterpart in both the 1980-1990 and 1990-1995 periods.

     In spite of the strong manufacturing sector, during the 1980 to 1990 period, total employment in Minnesota increased 17.9 percent as compared to 20.1 percent nationally. Most of Minnesota's slower growth can be associated with declining agricultural employment and two recessions in the U.S. economy in the early 1980's which were more severe in Minnesota than nationwide. Minnesota non-farm employment growth generally kept pace with the nation in the period after the 1981-82 recession ended in late 1982. In the period 1990 to 1995, non-farm employment growth in Minnesota exceeded national growth. Minnesota's non-farm employment grew 11.5 percent compared to 6.6 percent nationwide.

     Since 1980, Minnesota per capita personal income has been within three percentage points of national per capita personal income. The state's per capita income, which is computed by dividing personal income by total resident population, has generally remained above the national average in spit of the early 1980's recessions and some difficult years in agriculture. In 1994, Minnesota per capita personal income was 103.0 percent of its U.S. counterpart.

     Another measure of the vitality of Minnesota's economy is its unemployment rate. During 1994 and 1995, respectively, Minnesota's monthly unemployment rate was generally less than the national unemployment rate, averaging 3.6 percent in 1995, as compared to the national average of 5.2 percent.

North Carolina Series

     Economic Characteristics. The economic profile of North Carolina consists of a combination of industry, agriculture, and tourism. Non-agricultural wage and salary employment accounted for approximately 3,361,100 jobs in 1994, of which approximately 858,900 were in manufacturing. According to the North Carolina Employment Security Commission, in November 1994, the State ranked ninth in non-agricultural employment and eighth in manufacturing employment. During the period from 1980 to 1993, per capita income in the State grew from $7,999 to $18,702, an increase of 133.8%. The North Carolina Employment Security Commission estimated the March 1995 seasonally adjusted unemployment rate to be 3.9%, as compared with a national unemployment rate of 5.5%.

     Agriculture is a basic element in North Carolina's economy. Gross agricultural income in 1993 exceeded $5.3 billion, placing the State tenth in the nation in gross agricultural income. Tobacco production is the leading source of agricultural income, accounting for 20% of gross agricultural income. The poultry industry (chicken, eggs, broilers, and turkeys) provides nearly 34% of the total agricultural income. The pork industry continues to expand and North Carolina is now the second largest pork-producing State. Pork production accounts for 17% of gross agricultural income.

     North Carolina's agricultural diversity and a continuing push in marketing efforts have protected farm income from some of the wide variations experienced in States where most of the agricultural economy is dependent on a small number of agricultural commodities. North Carolina is the third most diversified agricultural State in the nation. In 1993, there were approximately 59,000 farms in the State. A strong agribusiness sector also supports farmers with farm inputs (agricultural chemicals and fertilizer, farm machinery, and building supplies) and processing of commodities produced by farmers (vegetable canning and cigarette manufacturing). North Carolina's agricultural industry, including food, fiber and forest, contributes over $42 billion annually to the State's economy.

     The labor force has undergone significant changes during recent years. The State has moved from an agricultural to a service and goods producing economy. According to the Employment Security Commission, the labor force has grown from 2,855,200 in 1980 to 3,609,000 in 1994, an increase of 26.4%.

     The Travel and Tourism Division of the North Carolina Department of Commerce has estimated that in excess of $8 billion was spent on tourism in the State in 1993 (up from slightly less than $7 billion in 1990), two-thirds of which was derived from out-of-State travelers. The Travel and Tourism Division estimates approximately 250,000 people were employed in tourism-related jobs in the State. The State maintains 43 State parks covering an area of approximately 135,000 acres. State forests cover an area of approximately 35,355 acres.

     Revenue Structure. North Carolina's two major operating funds which receive revenues and from which monies are expended are the General Fund and the Highway Fund. The 1989 General Assembly also created the Highway Trust Fund to provide monies for a major highway construction program for the State. There are no prohibitions or limitations in the North Carolina Constitution on the State's power to levy taxes except an income tax rate limitation of 10% and a prohibition against a capitation or "poll" tax.

     A portion of North Carolina's tax revenue is generated from individual and corporate income taxes, sales and use taxes, highway use tax on certain motor vehicle rentals, corporate franchise tax, taxes on alcoholic beverages, tobacco products and soft drinks, inheritance taxes, insurance taxes levied on insurance companies and other taxes, which revenues are deposited into the State's General Fund. Additional tax revenue is generated from a motor fuels tax, highway use tax and motor vehicle license tax, which revenue is deposited in the Highway Fund and Highway Trust Fund. Additional non-tax revenue deposited to the General Fund consists of (i) institutional and departmental receipts which are deposited with the State Treasurer, including fees, tuition payments, and Federal funds collected by State agencies, (ii) interest earned by the State Treasurer on investments of General Fund monies, and (iii) revenues from the judicial branch. Federal aid is an important source of non-tax revenue for the Highway Fund and Highway Trust Fund.

     State Budget. The North Carolina Constitution requires that the total expenditures of the State for the fiscal period covered by the budget not exceed the total of receipts during the fiscal period and the surplus remaining in the State Treasury at the beginning of the period.

     The Executive Budget Act, adopted by the General Assembly in 1925, sets out the procedure by which the State's budget is adopted and administered. The Act requires the adoption of a balanced budget. North Carolina's Governor does not have the power to veto budget or other legislative actions; however, North Carolina General Statute Section 143-25 provides that the Governor, as ex officio Director of the Budget, "may reduce all of said appropriations, pro rata when necessary, to prevent an overdraft or deficit to the fiscal period for which such appropriations are made. The purpose and policy of this Article is to provide and insure that there shall be no overdraft or deficit in the General Fund of the State at the end of the fiscal period, growing out of appropriations for maintenance, and the Director of the Budget is directed and required to so administer this Article so as to prevent any such overdraft or deficit. Prior to taking any action under this section to reduce appropriations pro rata, the Governor may consult with the Advisory Budget Commission." The Governor may take less drastic action to reduce expenditures to maintain a balanced budget before the need for across-the-board appropriations reduction arises.

     The 1993 Sessions of the General Assembly reduced departmental operating requirements $357.6 million in 1994-95 and authorized continuation funding of $8,603.4 million for 1994-95. The saving reductions were based on recommendations from the Governor, the Government Performance Audit Committee and selective savings identified by the General Assembly. After review of the continuation budget, the General Assembly authorized funding for planned expansion of existing programs and new initiatives for children, economic development, education, human services and environmental programs. Expansion funds of $1,650.4 million for 1994-95 were approved by the 1993 Regular Session, the 1994 Special Session and the 1994 Regular Session of the General Assembly. In 1993, the General Assembly appropriated a $66.7 million transfer to the Savings Reserve Account, in addition to the regularly scheduled transfer thereto from the credit balance in the General Fund. The General Assembly authorized $189.4 million for capital improvements spending and $60 million for repairs and renovations for 1994-95.

     With capital projects being financed with bond proceeds and fund balance, continuation appropriations and expansion items discussed above are supported with the assistance of a number of new taxes and fees enacted by the 1991 Session of the General Assembly. These taxes and fees generated an estimated $665.5 million in 1991-92. Revenues for 1992-93 were estimated to include an additional $95.6 million as a result of the actions of the 1991 Session of the General Assembly. These taxes and fees combined with a projected growth of 4.8% for 1994-95 finance the authorized budget by the 1993 Session of the General Assembly.

     The Highway Fund revenue collections totalled $982.4 million in fiscal year 1993-94, $37.8 million above budgeted revenues. Sources of revenue for the Highway Fund include taxes on the sale of motor fuels as well as registration and licensing fees for motor vehicles.

     The Highway Trust Fund is more dependent on consumption-based revenues, such as taxes and fees derived from sales of motor fuels and vehicles, than the Highway Fund, which draws upon more stable sources for its revenue, such as motor vehicle registration and licensing fees. Collections for the Highway Trust Fund totaled $643.7 million in 1993-94, $86 million more than the budgeted amount. Total Highway Trust Fund collections increased approximately 12.5% in 1993-94 over 1992-93.

     The budget is based upon estimated revenues and a multitude of existing and assumed State and non-State factors, including State and national economic conditions, international activity and federal government policies and legislation.

     State Indebtedness. The North Carolina Constitution provides in substance that the State shall not contract a debt, other than refunding debt, by borrowing money in any biennium and pledge its faith and credit to the payment thereof for an amount in excess of two-thirds of the amount by which the outstanding debt of the State was reduced in the preceding biennium unless the proposed debt is submitted to and approved by the voters at an election.

     The State is authorized by the Constitution to borrow in anticipation of the collection of taxes due and payable within the current fiscal year to an amount not exceeding 50% of such taxes. The State has not borrowed in anticipation of taxes since fiscal year 1959-60.

     There are no bonds of the State outstanding which contemplate the appropriation by the General Assembly of such amount as may be necessary to make up any deficiency in a debt service reserve. Furthermore, no legislation has been enacted by the General Assembly which would authorize the issuance of any such bonds.

     Litigation. The following are cases pending in which the State of North Carolina faces the risk of either a loss of revenue or an unanticipated expenditure but which, in the opinion of the Department of State Treasurer, would not materially adversely affect the State of North Carolina's ability to meet its financial obligations:

     1. Leandro, et al. v. State of North Carolina and State Board of Education. On May 25, 1994, students and boards of education in five counties in the State filed suit in Superior Court requesting a declaration that the public education system of North Carolina, including its system of funding, violates the State constitution by failing to provide adequate or substantially equal educational opportunities and denying due process of law and violates various statutes relating to public education. The suit requests the Court for such other equitable relief, including injunction or mandamus, as the Court deems proper.

     The suit is similar to a number of suits in other states, some of which resulted in holdings that the respective systems of public education funding were unconstitutional under the applicable state law. The defendants filed a motion to dismiss for failure to state a cause of action, which was denied at the trial court level. An appeal from the decision was taken to the North Carolina Court of Appeals, which reversed the trial court and granted defendants motion to dismiss. The plaintiffs have appealed to the North Carolina Supreme Court, and oral argument is scheduled for September 12, 1996. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

     2. Francisco Case. On August 10, 1994, a class action lawsuit was filed in Wake County Superior Court against the Superintendent of Public Instruction and the State Board of Education on behalf of a class of parents and their children who are characterized as limited English proficient. The complaint alleges that the State has failed to provide funding for the education of these students and has failed to supervise local school systems in administering programs for them. The complaint does not allege an amount in controversy, but asks the Court to order the defendants to fund a comprehensive program to insure equal educational opportunities for limited English proficient children. Discovery is underway, but no trial date has been set. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

     3. Bailey case -- State Tax Refunds-State Retirees. State and local government retirees filed a class action suit in 1990 as a result of the repeal of the income tax exemptions for state and local government retirement benefits. The original suit was dismissed after the North Carolina Supreme Court ruled in 1991 that the plaintiffs had failed to comply with state law requirements for challenging unconstitutional taxes and the United States Supreme Court denied review. In 1992, many of the same plaintiffs filed a new lawsuit alleging essentially the same claims, including breach of contract, unconstitutional impairment of contract rights by the State in taxing benefits that were allegedly promised to be tax-exempt and violation of several state constitutional provisions. The North Carolina Attorney General's Office estimates that the amount in controversy is approximately $40-$45 million annually for tax years 1989 through 1992. A decision was entered in favor of the plaintiffs at the trial court level. The State has appealed the decision to the North Carolina Supreme Court and oral arguments are scheduled for September 12, 1996. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

     4. Faulkenbury v. Teachers' and State Employees' Retirement System, Peele
v. Teachers' and State Employees' Retirement System and Woodard v. Local Governmental Employees' Retirement System. Plaintiffs are disability retirees who brought class actions in state court challenging changes in the formula for payment of disability retirement benefits and claiming impairment of contract rights, breach of fiduciary duty, violation of other federal constitutional rights, and violation of state constitutional and statutory rights. The State estimates that the cost in damages and higher prospective benefit payments to plaintiffs and class members would probably amount to $50 million or more in Faulkenbury, $50 million or more in Peele and $15 million or more in Woodard, all ultimately payable, at least initially, from the funds of the Retirement Systems. Upon review in Faulkenbury, the North Carolina Court of Appeals and Supreme Court have held that claims made in Faulkenbury, substantially similar to those in Peele and Woodard, for breach of fiduciary duty and violation of federal constitutional rights brought under the federal Civil Rights Act either do not state a cause of action or are otherwise barred by the statute of limitations. In 1994 plaintiffs took voluntary dismissals of their claims for impairment of contract rights in violation of the United States Constitution and filed new actions in federal court asserting the same claims along with claims for violation of constitutional rights in the taxation of retirement benefits. The remaining State court claims in all cases were heard in the Superior Court of Wake County and the trial court rendered a decision in favor of the plaintiffs. The State has appealed the decision to the North Carolina Supreme Court and oral arguments are scheduled for September 12, 1996. The federal court actions have been stayed pending the trial in State Court. The Attorney General's Office believes that sound legal arguments support the State's position in these cases.

     5. Fulton Case. The State's intangible personal property tax levied on certain shares of stock, as in effect for taxable years ending before January 1, 1995, was challenged by the plaintiff on grounds that it violates the United States Constitution Commerce Clause by discriminating against stock issued by corporations that do all or part of their business outside the State. The plaintiff in the action is a North Carolina corporation that does all or part of its business outside the State. The plaintiff sought to invalidate the tax in its entirety and to recover tax paid on the value of its shares in other corporations. The North Carolina Court of Appeals invalidated the taxable percentage deduction and excised it from the statute beginning with the 1994 tax year. The North Carolina Supreme Court reversed the Court of Appeals and held that the tax is valid and constitutional. The plaintiff's petition for review by the United States Supreme Court was granted, and on February 21, 1996, the United States Supreme Court reversed the lower courts and invalidated the tax in its entirety. The case is currently on remand to the North Carolina Supreme Court for determination of an appropriate remedy. Net collections from the tax for the fiscal year ended on June 30, 1993 amounted to $120.6 million. The North Carolina General Assembly has repealed the intangibles tax, effective for taxable years beginning on or after January 1, 1995.

Ohio Series

     State Economy and Budget. Non-manufacturing industries now employ approximately 78.9% of all payroll workers in the State of Ohio. However, due to the continued importance of manufacturing industries (including auto-related manufacturing), economic activity in Ohio, as in many other industrially developed States, tends to be more cyclical than in some other States and in the nation as a whole. Agriculture also is an important segment of the Ohio economy. The financial condition of the State has fluctuated in a pattern related to national economic conditions, with periods of prolonged stringency characterizing fiscal years 1980 through 1983. Additionally, the 1980-82 recession brought with it a substantial increase in bankruptcies and foreclosures. While the State's economy improved since 1983, the State experienced an economic slowdown in 1990-91, consistent with the national economic conditions during that period.

     The State constitution imposes a duty on the Ohio General Assembly to "provide for raising revenue, sufficient to defray the expenses of the State, for each year, and also a sufficient sum to pay the principal and interest as they become due on the State debt." The State is effectively precluded by law from ending a fiscal year or a biennium in a "deficit" position. State borrowing to meet casual deficits or failures in revenues or to meet expenses not otherwise provided for is limited by the constitution to $750,000.

     The State finances most of its operations through the General Revenue Fund ("GRF") which receives general State revenues not otherwise dedicated pursuant to certain constitutional and statutory claims on State revenues. The GRF sources consist primarily of personal income and sales-use taxes. The GRF ending (June 30) fund balance is reduced during less-favorable national economic periods and then increases during more favorable economic periods.

     The Office of Budget and Management ("OBM") reported positive $781.3 million and $1,138.5 million ending fund and cash balances, respectively, for the GRF for fiscal year ended June 30, 1996. In addition, as of June 30, 1996 the Budget Stabilization Fund ("BSF") had a cash balance of $828.3 million.

     The GFR appropriations bill for the biennium ending June 30, 1997 was passed on June 28, 1995 and promptly signed, with selective vetoes, by the Governor. The act provides for total GRF biennial expenditures of approximately $33.5 billion, an increase over those for the 1994-95 fiscal biennium. As reported by OBM, the high ending GRF fund balance for the fiscal year ended June 30, 1996 guaranteed the availability of funds to support an income tax reduction for 1996 and a variety of educational projects for primary and secondary education in the State. Pursuant to a recently enacted budget corrections bill, the OBM reported that it will be able to certify a projected $400.0 million income tax cut, or approximately 6.5% reduction in income taxes.

     State statutory provisions permit the adjustment of payment schedules and the use of the Total Operating Fund ("TOF") to manage temporary GRF cash flow deficiencies. The State has not undertaken external revenue anticipation borrowing.

     TOF includes the total consolidated total cash balances, revenues, disbursements and transfers of the GRF and several other specified funds. TOF cash balance at June 30, 1996 was $5.063 billion. These cash balances are consolidated only for the purpose of meeting cash flow requirements and, except for the GRF, a positive cash balance must be maintained for each discrete fund included in the TOF. The GRF is permitted to incur a temporary cash deficiency by drawing upon the available consolidated cash balance in the TOF. The amount of that permitted GRF cash deficiency at any time is limited to 10% of GRF revenues for the then-preceding fiscal year. GRF cash flow deficiencies occurred in seven months of the fiscal year ended June 30, 1996, the highest being $742.0 million in December 1995.

     State Debt. The Ohio Constitution prohibits the incurrence or assumption of debt by the State without a popular vote except to (i) cover causal deficits or failures in revenues limited in amount to $750,000 and (ii) repel invasion, suppress insurrection or defend the State in war.

     At various times between 1921 and 1993, the voters of Ohio, by thirteen specific constitutional amendments, have authorized the incurrence of up to $6.764 billion in State debt to which taxes or excises were pledged for payment. As of February 1, 1996, excluding Highway Obligations Bonds discussed below, $3.405 billion had been issued, of which $2.642 billion had been retired and approximately $777.9 million (all evidenced by bonds) remained outstanding. The only such debt still authorized to be incurred is a portion of the Highway Obligations Bonds and Coal Development Bonds as well as State general obligation bonds for local government infrastructure projects, described below and general obligation park bonds.

     Approved at the November 1995 election was a constitutional amendment authorizing additional Highway Obligations Bonds. As of February 1, 1996, the General Assembly had authorized approximately $1.855 billion of highway bonds. The amendment authorizes not more than $1.2 billion to be outstanding at any one time and not more than $220 million to be issued in a fiscal year.

     A 1985 constitutional amendment authorized up to $100 million in State full faith and credit obligations for coal research and development to be outstanding at any one time. In addition, the General Assembly has authorized the issuance of $150 million of Coal Development Bonds. As of February 1, 1996, $95 million of Coal Development Bonds were issued, of which $45.3 million were outstanding.

     A 1987 State constitutional amendment authorized the issuance of $1.2 billion of State full faith and credit obligations for infrastructure improvements of which no more than $120 million may be issued in any calendar year. A 1995 constitutional amendment extended this authority by authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over ten years. As of February 1, 1996, approximately $960.0 million of such obligations were issued, of which $805.4 million were outstanding.

     A constitutional amendment adopted in 1990 authorizes greater State and political subdivision participation in the provision of housing for individuals and families. This supplements the previously constitutionally authorized for loans-for-lenders and other housing assistance programs, financed in part with State Revenue Bonds. The amendment authorizes the General Assembly to provide for State assistance for housing in a variety of manners. The General Assembly could authorize State borrowing for the purpose by the issuance of State obligations secured by a pledge of all or a portion of State revenues or receipts, although the obligations may not be supported by the State's full faith and credit.

     A constitutional amendment approved by the voters in 1993 authorizes $200.0 million in State general obligation bonds to be outstanding for parks, recreation and natural resource purposes (no more than $50.0 million to be issued in any one fiscal year). The General Assembly in the general capital appropriations act for the 1995-96 capital appropriations biennium authorized the Commissioners of the Sinking Fund to issue $100.0 million of such obligations.

     A constitutional amendment approved at the November 1994 election pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program. That program provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. Under the amendment, to secure the tuition guarantees the General Assembly shall appropriate moneys sufficient to offset any deficiency that may occur from time to time in the trust fund that provides for the guarantees and at any time necessary to make payment of the full amount of any tuition payment or refund required by a tuition payment contract.

     As of February 1, 1996, approximately $1.645 billion in Highway Obligations Bonds had been issued and $457.7 million were outstanding.

     Resolutions have been introduced in both houses of the General Assembly that would submit a constitutional amendment relating to certain other aspects of the State debt. The amendment would authorize, among other things, the issuance of general obligation state debt for a variety of purposes, with debt service on all general obligation State debt and GRF-supported obligations not to exceed 5% of the preceding fiscal year's GRF expenditures. It cannot be predicted whether any such amendment will in fact be submitted, or, if submitted, whether it would be approved by the electors.

     In addition, the State constitution authorizes the issuance, for certain purposes, of State obligations the owners or holders of which are not given the right to have taxes or excises levied by the General Assembly to pay principal and interest. Such special obligations include bonds and notes issued by, among others, the Ohio Public Facilities Commission ("OPFC"), the Ohio Building Authority ("OBA") and certain obligations issued by the Treasurer of State. As of February 1, 1996 the OPFC had issued approximately $3.821 billion for higher education facilities, approximately $2.164 billion of which were outstanding, $997.535 million for mental health facilities, approximately $458.7 million of which were outstanding and $184.95 million for parks and recreation facilities, approximately $110.95 million of which were outstanding.

     A statewide economic development program assists, with loans and loan guarantees, the financing of facilities for industry, commerce, research and distribution. The law authorizes the issuance of State bonds and loan guarantees secured by a pledge of portions of the State profits from liquor sales. The General Assembly has authorized the issuance of these bonds by the State Treasurer, with a general maximum of $300 million currently authorized to be outstanding at any one time (excluding bonds issued to meet guarantees, but less any amount be which 4% of the unpaid principal amount of guaranteed loan payments exceeds the funded amount applicable to the guarantees). The aggregate amount from the liquor profits to be used in any fiscal year in connection with these bonds (except for bonds issued to meet guarantees) may not under present law exceed $25 million. The total of unpaid guaranteed loan amounts and unpaid principal of direct loans may not exceed $500 million. Of the $147.685 million liquor profits refunding bonds issued in 1989, $69.284 million is outstanding; the highest future fiscal year debt service on those bonds, which are payable through 2000, is $18.261 million.

     Only a portion of State capital needs can be met by direct GRF appropriations; therefore, additional State borrowing for capital purposes has been and will be required. Under present constitutional limitations, most of that borrowing will be primarily by lease-rental supported obligations such as those issued by OPFC and OBA.

     The general capital appropriations act for the 1995-96 capital appropriations biennium authorizes additional borrowing. It authorizes issuance by OPFC of obligations, in addition to those previously authorized by the General Assembly, in the amounts of $679.2 million for higher education capital facilities projects (a substantial number of which are renovations of equipment and improvements to existing facilities), $77.5 million for mental health and retardation facilities projects, and $30.0 million for parks and recreation facilities. It also authorized the OBA to issue obligations in the amounts of $221.0 million for local jails and prisons, $48.0 million for Department of Youth Services facilities, $230.3 million for Department of Administrative Services facilities, $42.5 million for Ohio Arts Facilities Commission facilities, $11.2 million for Department of Public Safety and $43.95 million for Ohio Department of Transportation facilities. In addition, the Treasurer of State has been authorized to issue bonds to finance approximately $138.6 million of capital improvements for elementary and secondary public school facilities ($68.64 issued). As of February 1, 1996, the Commissioners of the Sinking Fund had additional General Assembly authorization to issue $55.0 million of additional Coal Development Bonds, $209.7 million of Highway Obligation Bonds, and $50.0 million of Natural Resources Bonds.

     A State law, originally enacted in 1986 and now amended (the "Rail Act"), authorizes the Ohio Rail Development Commission (replacing the prior Ohio High-Speed Rail Authority to issue obligations to finance the cost of rail service projects within the State, either directly or by loans to other entities. The Rail Act originally was limited to inter-city passenger services. The amendments extend the authority to include freight and commuter service. The Rail Development Commission (or the predecessor Authority) from time to time has considered financing plan options and the general possibility of issuing bonds or notes. The Rail Act prohibits, without express approval by joint resolution of the General Assembly, the collapse of any escrow of financing proceeds for any purpose other than payment of the original financing, the substitution of any other security, and the application of any proceeds to loans or grants. The Rail Act authorizes the Rail Development Commission, but only with subsequent General Assembly action, to pledge the faith and credit of the State but not the State's power to levy and collect taxes (except ad valorem property taxes if subsequently authorized by the General Assembly) to secure debt service on any post-escrow obligations and, provided it obtains the annual consent of the State Controlling Board, to pledge to and use for the payment of debt service on any such obligations all excises, fees, fines and forfeitures and other revenues (except highway use receipts) of the State after provision for the payment of certain other State obligations.

     The State and State agencies have issued revenue bonds that are payable from net revenues of revenue-producing facilities or categories of facilities, such as those issued by the Ohio Turnpike Commission. Under interpretations by Ohio courts, those revenue bonds are not "debt" within the meaning of the constitutional provisions prohibiting the incurrence of debt without popular vote. The Constitution also authorizes State bonds (issued by the Ohio Housing Finance Agency) for certain housing purposes; tax moneys may not be obligated or pledged to those bonds.

     The State is a party to various legal proceedings seeking damages or injunctive relief and generally incidental to its operations. In particular, litigation contesting the Ohio system of school funding is pending on appeal in the Ohio Supreme Court.

     The outstanding State Bonds issued by the OPFC are rated A + by S&P and A1 by Moody's. (Certain recent issues or portions of issues of Commission bonds are the object of municipal bond insurance procured by the original or subsequent purchasers and bear different ratings.) S&P rates certain of the State's general obligation bonds AA, with AAA ratings on the State's Highway Obligations Bonds. The State's general obligation debt is rated as Aa by Moody's.

     State Employees and Retirement Systems. The State has established five public retirement systems to provide retirement, disability retirement and survivor benefits. Three cover both State and local employees, one State employees only and one local government employees only. The Public Employees Retirement System ("PERS"), the largest of the five, covers both State and local public employees. The State Teachers Retirement System ("STRS") and School Employees Retirement System ("SERS") primarily cover school district employees and public higher education employees. The Highway Patrol Retirement System ("HPRS") covers State troopers and the Police and Fire Pension and Disability System ("PFPDS") covers local safety forces.

     As of the most recent year reported by the particular system, the unfunded accrued liabilities of STRS and SERS were $8.043 billion and $3.182 billion, respectively, and the unfunded accrued liabilities of PERS, HPRS and PFPDS were $4.928 billion, $51.2 million and $1.071 million, respectively.

     State Municipalities. Ohio has a mixture of urban and rural population, with approximately three-quarters urban. There are approximately 943 incorporated cities and villages (populations under 5,000) in the State; six cities have populations of over 100,000 and nineteen over 50,000. A 1979 act established procedures for identifying and assisting those few cities and villages experiencing defined "fiscal emergencies."

     A commission composed of State and local officials, and private sector members experienced in business and finance appointed by the Governor, is to monitor the fiscal affairs of a municipality facing substantial financial problems. That act requires the municipality to develop, subject to approval and monitoring by its commission, a financial plan to eliminate deficits and cure any defaults and otherwise remedy fiscal emergency conditions, and to take other actions required under its financial plan. It also provides enhanced protection for the municipality's bonds and notes and, subject to the act's stated standards and controls, permits the State to purchase limited amounts of the municipality's short-term obligations (used only once, in 1980).

     As of 1994, the act has been applied to 11 cities and to 12 villages. The situations in 9 cities and 10 villages have been resolved and their commissions terminated. Only the Cities of East Cleveland and Nelsonville and 2 villages remain under the procedure.

     Summary. Many factors affect or could affect the financial condition of the State and other issuers of debt obligations, many of which are not within the control of the State or such issuers. There can be no assurance that such factors and the resulting impact on State and local governmental finances will not affect adversely the market value of Ohio Municipal Obligations held in the portfolio of the Fund or the ability of the respective obligors to make required payments on such obligations.

Pennsylvania Series

     General. Pennsylvania historically has been dependent on heavy industry, although recent declines in the coal, steel and railroad industries have led to diversification of the Commonwealth's economy. Recent sources of economic growth in Pennsylvania are in the service sector, including trade, medical and health services, education and financial institutions. Agriculture continues to be an important component for the Commonwealth's economic structure, with nearly one-fourth of the Commonwealth's total land area devoted to cropland, pasture and farm woodlands.

     In 1994, the population of Pennsylvania was 12.1 million people. According to the U.S. Bureau of the Census, Pennsylvania experienced a slight increase from the 1985 estimate of 11.8 million. Pennsylvania has a high proportion of persons 65 or older. The Commonwealth is highly urbanized, with almost 85% of the 1990 census population residing in metropolitan statistical areas. The cities of Philadelphia and Pittsburgh, the Commonwealth's largest metropolitan statistical areas, together comprise approximately 50% of the Commonwealth's total population.

     Pennsylvania's average annual unemployment rate remained below the national average between 1986 and 1990. Slower economic growth caused the rate to rise to 6.9% in 1991 and 7.5% in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.0 percent in 1993. Seasonally adjusted data for March 1996 shows and unemployment rate of 5.6% compared to an unemployment rate of 5.5% for the United States as a whole.

     Financial Accounting. Pennsylvania utilizes the fund method of accounting and over 150 funds have been established for the purpose of recording receipts and disbursements, of which the General Fund is the largest. Most of the operating and administrative expenses are payable from the General Fund. The Motor License Fund is a special revenue fund that receives tax and fee revenues relating to motor fuels and vehicles (except one-half cent per gallon of the liquid fuels tax which is deposited in the Liquid Fuels Tax Fund for distribution to local municipalities) and all such revenues are required to be used for highway purposes. Other special revenue funds have been established to receive specified revenues appropriated to specific departments, boards and/or commissions. Such funds include the Game, Fish, Boat, Banking Department, Milk Marketing, State Farm Products Show, State Racing and State Lottery Funds. The General Fund, all special revenue funds, the Debt Service Funds and the Capital Project Funds combine to form the Governmental Fund Types.

     Enterprise funds are maintained for departments or programs operated like private enterprises. The largest of the Enterprise funds is the State Stores Fund, which is used for the receipts and disbursements of the Commonwealth's liquor store system. Sale and distribution of all liquor within Pennsylvania is a government enterprise.

     Financial information for the funds is maintained on a budgetary basis of accounting ("Budgetary"). Since 1984, the Commonwealth has also prepared financial statements in accordance with generally accepted accounting principles ("GAAP"). The GAAP statements have been audited jointly by the Auditor General of the Commonwealth and an independent public accounting firm. The Budgetary information is adjusted at fiscal year end to reflect appropriate accruals for financial reporting in conformity with GAAP. The Commonwealth maintains a June 30th fiscal year end.

     The Constitution of Pennsylvania provides that operating budget appropriations may not exceed the actual and estimated revenues and available surplus in the fiscal year for which funds are appropriated. Annual budgets are enacted for the General Fund and for certain special revenue funds which represent the majority of expenditures of the Commonwealth.

     Revenues and Expenditures. Pennsylvania's Governmental Fund Types receive over 57% of their revenues from taxes levied by the Commonwealth. Interest earnings, licenses and fees, lottery ticket sales, liquor store profits, miscellaneous revenues, augmentations and federal government grants supply the balance of the receipts to these funds. Revenues not required to be deposited in another fund are deposited in the General Fund. The major tax sources for the General Fund are the 6% sales and use tax (34.1% of General Fund revenues in fiscal 1995), the 2.8% personal income tax (31.3% of General Fund revenues in fiscal 1995) and the 10.99% corporate net income tax (11.7% of General Fund revenues in fiscal 1995). Tax and fee proceeds relating to motor fuels and vehicles are constitutionally dedicated to highway purposes and are deposited into the Motor License Fund. The major sources of revenues for the Motor License Fund include the liquid fuels tax and the oil company franchise tax. That Fund also receives revenues from fees levied on heavy trucks and from taxes on fuels used for aviation purposes. These latter revenues are restricted to the repair and construction of highway bridges and aviation programs, respectively. Revenues from lottery ticket sales are deposited in the State Lottery Fund and are reserved by statute for programs to benefit senior citizens.

     Pennsylvania's major expenditures include funding for education ($6.7 billion of fiscal 1995 expenditures, $7.0 billion of the fiscal 1996 budget, and $7.0 billion of the fiscal 1997 budget) and public health and human services ($12.4 billion of fiscal 1995 expenditures, $13.1 billion of the fiscal 1996 budget and $12.9 billion of the fiscal 1997 budget).

     Governmental Fund Types: Financial Condition/Results of Operations (GAAP Basis). Financial conditions during fiscal years 1991 through 1995 were distinguished by slow economic growth and a rapid expansion of the costs of certain governmental programs that together produced a significant stress on the Commonwealth's budget. These problems were particularly evident during fiscal years 1990 and 1991 when revenues were significantly below projections, and expenditures, largely driven by demand for public welfare services, rose above budgeted amounts. Actions taken during fiscal 1992 to bring the General Fund back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction to the unreserved-undesignated fund deficit for combined Governmental Fund Types and a return to a positive fund balance. The fund balance for the Governmental Fund Types, as restated, has increased during the 1993, 1994 and 1995 fiscal years. At June 30, 1995, the fund balance totaled $1,927.6 million including an unreserved-undesignated fund balance of $104.8 million.

General Fund:  Financial Condition/Results of Operations.

     Five Year Overview (GAAP Basis). For the five year period fiscal 1991 through fiscal 1995, total revenues and other sources rose at a 9.1 percent average annual rate while total expenditures and other uses grew by 7.4 percent annually. Over two-thirds of the increase in total revenues and other sources during this period occurred during fiscal 1992 when a $2.7 billion tax increase was enacted to address a fiscal 1991 budget deficit and to fund increased expenditures for fiscal 1992. For the four year period fiscal 1992 through fiscal 1995, total revenues and other sources increased at an annual average of
3.3 percent, less than one-half the rate of increase for the five year period beginning with fiscal 1991. This slower rate of growth was due, in part, to tax rate reductions and other tax law revisions that restrained the growth of tax receipts for fiscal years 1993, 1994 and 1995.

     Expenditures and other uses followed a patten similar to that for revenues, although with smaller growth rates, during the fiscal 1991 through fiscal 1995 period. Program areas having the largest increase in costs for the fiscal 1991 to fiscal 1995 period were for protection of persons and property, due to an expansion of state prisons, and for public heath and welfare, due to rising caseloads, program utilization and increased prices. Recently, efforts to restrain the rapid expansion of public health and welfare program costs have resulted in expenditure increases at or below the total rate of increase for total expenditures in each fiscal year. For the period fiscal 1992 through fiscal 1995, public health and welfare costs increased by an average annual rate of 3.5 percent, well below the 5.2 percent average for total expenditures and other uses during the same period.

     Fiscal 1994 Financial Results (GAAP Basis). The fund balance of the General Fund increased by $194.0 million during the 1994 fiscal year, over the prior fiscal year balance. The unreserved-undesignated balance increased by $14.8 million to $79.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

     Fiscal 1994 Financial Results (Budgetary Basis). Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp. v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of those reserves for tax refunds were released.

     Fiscal 1995 Financial Results (GAAP Basis): Revenues and other sources totaled $23,771.6 million, an increase of $1,135.0 million (0.5 percent) over the prior fiscal year. The largest increase was $817.9 million in taxes which represents a 5.6 percent increase over taxes in the prior fiscal year. Expenditures and other uses rose by $1,364.1 million to $23,821.4 million, an increase over the prior fiscal year of 6.1 percent. Consequently, an operating deficit of $49.8 million was recorded for the fiscal year and led to a decline in fund balance to $688.3 million at June 30, 1995. The fund balance for June 30, 1994, was restated for the fiscal 1995 financial statements. That restatement totaled $116.7 million to recognize previously unreported revenues and expenditures for fiscal 1994. The fund balance for June 30, 1994, as restated, was $776.3 million.

     Fiscal 1995 Financial Results (Budgetary Basis): Commonwealth revenues for the fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, and increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers.

     Commonwealth revenues were $459.4 million, 2.9 percent, above the estimate of revenues used at the time the budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts due largely to higher receipts from the corporate net income tax. The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $12.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Personal income tax receipts for fiscal 1995 were slightly above the budgeted estimate. Receipts totaled $5,083.2 million, $5.1 million above the estimate and 4.3 percent over collections for fiscal 1994. The higher than estimated revenues from tax sources were due to faster economic growth in the national and state economy than had been projected when the budget was adopted. The higher rate of economic growth for the nation and the state gave rise to increases in employment, income and sales higher than expected which translated into above-estimate tax revenues.

     Tax revenue refunds were also higher than estimated in the budget. An acceleration of the tax refund process for corporation taxes, litigation settlements, and an increase in the personal income tax poverty exemption contributed to the higher tax refunds.

     Funds held in reserve at the end of fiscal 1995 for transfer to the Tax Stabilization Reserve Fund totaled $111.0 million. The Tax Stabilization Reserve Fund was anticipated to have an available balance of $182.8 million at June 30, 1996, representing approximately 1.1 percent of general fund annual commonwealth revenues.

     Fiscal 1996 Budget: The fiscal 1996 budget provided for expenditures from commonwealth revenues of $16,165.7 million, a 2.7 percent increase over total appropriations from commonwealth revenues in fiscal 1995. The appropriations increase for fiscal 1996 is one of the lowest rates in recent years. Tax changes enacted with the fiscal 1996 budget totaled a net reduction of $282.9 million, representing an approximate 1.7 percent of base revenues. The largest dollar value changes were in the corporate net income tax where the scheduled 1997 reduction of the tax rate to 9.99 percent was accelerated to the 1995 tax year. Other major components of the tax reduction include a $12.1 million decrease for the capital stock and franchise tax from an increase in the basic exemption; $24.7 million from the repeal of the tax on annuities; and $27.9 million from an acceleration of the scheduled phase-out of the inheritance tax on transfers of certain property to a surviving spouse. A 90 day tax amnesty program also was authorized in the tax bill.

     Increases in authorized spending for fiscal 1996 emphasized education. Appropriations for the basic subsidy for pubic schools were increased $143 million representing a 4.4 percent increase. This increase reversed a four-year trend of a declining budget share for education. The budget also contemplated several changes to certain public welfare programs. Estimated savings are approximately $27 million based on a caseload of approximately 90,000 persons per year.

     Commonwealth revenues for fiscal 1996 were $59.8 million (or 0.4 percent) over the official estimate of revenues for the fiscal year. The fiscal year ending unappropriated surplus (prior to any transfer to the Tax Stabilization Reserve Fund) was $153.5 million. The increase is primarily due to the amount of appropriation lapses anticipated in excess of supplemental appropriation needs and to a lower estimate of tax refunds.

     Fiscal 1997 Proposed Budget: In February 1996, the Governor presented his proposed budget for fiscal 1997. Proposed appropriations from General Fund commonwealth revenues total $16.2 billion, a slight reduction from the estimate for fiscal 1996. Revenue receipts are estimated to increase by $403.9 million, or 2.5 percent, over anticipated receipts for fiscal 1996. The decline in appropriation authority over the prior fiscal year in the proposed budget relies on several program changes. The largest changes proposed are $329 million of cost containment efforts in public health and welfare programs. Other significant cost restrains include reductions to appropriations for state- aided colleges and universities and no increases for state-related colleges and universities. Funds for basic education programs to local school districts are proposed to increase slightly.

     Commonwealth Debt. Current constitutional provisions permit Pennsylvania to issue the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster, (ii) electorate approved debt, (iii) debt for capital projects subject to an aggregate debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years, (iv) tax anticipation notes payable in the fiscal year of issuance. All debt except tax anticipation notes must be amortized in substantial and regular amounts.

     General obligation debt totaled $5,045.4 million at June 30, 1995. Over the 10-year period ended June 30, 1995, total outstanding general obligation debt increased at an annual rate of 1.1% and for the five years ended June 30, 1995, at an annual rate of 1.7%. All outstanding general obligation bonds of the Commonwealth are rated AA- by Standard and Poor's Corporation, A1 by Moody's Investors Service, and AA- by Fitch Investors Service. The ratings reflect only the views of the rating agencies.

     Pennsylvania engages in short-term borrowing to fund expenses within a fiscal year through the sale of tax anticipation notes which must mature within the fiscal year of issuance. The principal amount issued, when added to that already outstanding, may not exceed in aggregate 20% of the revenues estimated to accrue to the appropriate fund in the fiscal year. The Commonwealth is not permitted to fund deficits between fiscal years with any form of debt. All year-end deficit balances must be funded within the succeeding fiscal year's budget. Pennsylvania issued a total of $500.0 million of tax anticipation notes for the account of the General Fund in fiscal 1996, all of which matured on June 28 1996, and were paid from fiscal 1996 General Fund receipts.

     Pending the issuance of bonds, Pennsylvania may issue bond anticipation notes subject to the applicable statutory and constitutional limitations generally imposed on bonds. The term of such borrowings may not exceed three years. Currently, there are no bond anticipation notes outstanding.

     State-related Obligations. Certain state-created agencies have statutory authorization to incur debt for which no legislation providing for state appropriations to pay debt service thereon is required. The debt of these agencies is supported by assets of, or revenues derived from, the various projects financed and the debt of such agencies is not an obligation of Pennsylvania although some of the agencies are indirectly dependent on Commonwealth appropriations. The following agencies had debt currently outstanding as of December 3, 1995: Delaware River Joint Toll Bridge Commission ($55.1 million), Delaware River Port Authority ($185.5 million), Pennsylvania Economic Development Financing Authority ($1,050.8 million), Pennsylvania Higher Education Assistance Agency ($1,408.8 million), Pennsylvania Higher Educational Facilities Authority ($2,115.1 million), Pennsylvania Industrial Development Authority ($344.8 million), Pennsylvania Infrastructure Investment Authority ($213.1 million), Pennsylvania Turnpike Commission ($1,228.7 million), Philadelphia Regional Port Authority ($62.6 million), and the State Public School Building Authority ($316.2 million). In addition, the Governor is statutorily required to place in the budget of the Commonwealth an amount sufficient to make up any deficiency in the capital reserve fund created for, or to avoid default on, bonds issued by the Pennsylvania Housing Finance Agency ($2,164.8 million of revenue bonds as of December 31, 1995), and an amount of funds sufficient to alleviate any deficiency that may arise in the debt service reserve fund for bonds issued by The Hospitals and Higher Education Facilities Authority of Philadelphia ($1.49 million of the loan principal was outstanding as of December 31, 1995.)

     Litigation. Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including suits relating to the following matters: (a) Approximately 3,500 tort suits are pending against the Commonwealth pursuant to the General Assembly's 1978 approval of a limited waiver of sovereign immunity which permits recovery of damages for any loss up to $250,000 per person and $1,000,000 per accident ($27 million was appropriated from the Motor License Fund for fiscal 1996); (b) The ACLU filed suit in April 1990 in federal court demanding additional funding for child welfare services (no estimates of potential liability are available), which the Commonwealth is seeking to have dismissed based on, among other things, the settlement in a similar Commonwealth Court action that provided for more funding in fiscal 1991 as well as a commitment to pay to counties $30.0 million over 5 years. In January 1992, the district court denied the ACLU's motion for class certification, but that ruling was overturned by the Third Circuit and the parties have resumed discovery; (c) in 1987, the Supreme Court of Pennsylvania held that the statutory scheme for county funding of the judicial system was in conflict with the Pennsylvania Constitution but stayed judgement pending enactment by the legislature of funding consistent with the opinion. The legislature has yet to consider legislation implementing the judgment; (d) in November 1990, the ACLU brought a class action suit on behalf of the inmates in thirteen Commonwealth correctional institutions challenging confinement conditions and including a variety of other allegations. In 1995, the parties agreed to a court monitored settlement and the Commonwealth paid $1.3 million in attorney fees; (e) Actions have been filed in both state and federal court by an association of rural and small schools and several individual school districts and parents challenging the constitutionality of the Commonwealth's system for funding local school districts. The federal case has been stayed pending resolution of the state case. The trial has not yet bee scheduled, and there is no available estimate of potential liability; and (f) Several banks have filed suit against the Commonwealth contesting the constitutionality of a 1989 law imposing a bank shares tax on banking institutions. After the Commonwealth Court ruled in favor of the Commonwealth, finding no constitutional deficiencies, Fidelity Bank, the Commonwealth, and certain intervenor banks filed Notices of Appeal to the Pennsylvania Supreme Court on August 5, 1994. Pursuant to a Settlement Agreement, dated as of April 2, 1995, the Commonwealth agreed to enter a credit in favor of Fidelity in the amount of $4,100,000 in settlement of the constitutional and non-constitutional issues including interest. Pursuant to a separate Settlement Agreement, dated as of April 21, 1995, the Commonwealth settled with the intervening banks, referred to as "New Banks." As part of the settlement, the commonwealth agreed neither to assesses nor attempt to recoup any new bank tax credits which had been granted or taken by any of the intervening banks. Although the described settlements have quantified the Commonwealth's exposure to Fidelity and the intervening banks, other banks have filed protective Petitions, and one or more of these banks may seek to raise a new constitutional challenge in the Commonwealth Court. However, the Commonwealth Court has previously examined and confirmed the Act's constitutionality; and (g) on November 11, 1993, the Commonwealth of Pennsylvania, Department of Transportation and Envirotest/Synterra Partners ("Envirotest"), a partnership, entered into a "Contract for Centralized Emissions Inspection Facilities." Thereafter, Envirotest acquired certain land and constructed approximately 85 automobile emissions inspection facilities throughout various regions of the Commonwealth. By Act of the General Assembly in October 1994 (Act No. 1994-95), the program was suspended and the Department of Transportation was prohibited from expending funds to implement the program. Envirotest sued, and on December 15, 1995, Envirotest Systems Corporation, Envirotest Partners (successor to Envirotest/Synterra Partners) and the Commonwealth of Pennsylvania entered into a Settlement Agreement pursuant to which Envirotest will receive $145 million by installment payments through 1998.

     Philadelphia. The City of Philadelphia is the largest city in the Commonwealth, with an estimated population of 1,585,577 people according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

     Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council and the PICA Board and signed by the Mayor in January, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 17, 1995, with technical modifications approved in July 1995.

     PICA has issued $1,418,680,000 of its Special Tax Revenue Bonds. This financial assistance has included the refunding of certain general obligation bonds to fund capital projects and to liquidate the Cumulative General Fund balance deficit as of June 30, 1992, of $224.9 million. The audited General Fund balance as of June 30, 1995, showed a surplus of approximately $80.5 million.

Texas Series

     General. Beginning in late 1982, the decline of the State's oil and gas industry, the devaluation of the Mexican peso and the generally soft national economy combined to cause a significant reduction in the rate of growth of State revenues. During late 1985 and early 1986, the price of oil fell dramatically worldwide. This drop in oil prices created a ripple that caused other sectors of the State's economy, such as real estate, to decline. As a result of an increase in non-performing loans in the energy and real estate sectors, major Texas bank holding companies, individual banks and savings and loans experienced losses or sharp downturns in profitabilities and many sought Federal assistance from the FDIC.

     As a further result of the drastic drop in the price of oil, the subsequent loss of jobs and the overbuilding in the real estate market, the State experienced deficits for fiscal years ended August 31, 1986 and 1987 of $230 million and $744 million, respectively. However, as a result of the budget trimming and increasing taxes and the improving Texas economy, the State finished fiscal years 1989, 1990, 1991, 1992, 1993, 1994 and 1995 with surpluses in the General Revenue Fund of $295 million, $768 million, $1.006.4 billion, $615.3 million, $1.630 billion, $2.239 billion and $2.101 billion, respectively. Since the early 1990's, the State's economy has rebounded in several areas and has, to a large extent, significantly improved its performance since the deep recession of the 1980's.

     By December 1990, the Texas unemployment rate had declined to 6.6%. The unemployment rate, however, began to increase in 1991 and by December 1992 was 7.6%. This increase was merely temporary since by September 1994, the unemployment rate had declined to just over 6.5% and by September 1995, it had again declined to 6.1%.

     In the overall race for new job growth, Texas has been the national leader for most of the 1990's. Total employment in Texas has been steadily improving since 1991. Total non-farm employment stood at 8.02 million as of July 1995, up 892,000 (12.5%) from July 1990. Over the 12 month period ending in June 1995, Texas gained 284,800 jobs, an increase of 3.7%. Most of the new jobs have been in the service sector, which added an estimated 267,712 jobs from 1994 to 1995.

     State Debt. Except as specifically authorized, the Texas Constitution generally prohibits the creation of debt by or on behalf of the State, with two exceptions: (i) debt created to supply casual deficiencies in revenues which does not exceed in the aggregate, at any one time, $200,000 and (ii) debt to repel invasion, suppress insurrection, defend the State in war or pay existing debt. In addition, the State Constitution prohibits the Legislature from lending the credit of the State to or in aid of any person, including municipalities, or pledging the credit of the State in any manner for the payment of the liabilities of any individual, association of individuals, corporation or municipality. The limitations of the State Constitution do not prohibit the issuance of revenue bonds. Furthermore, obligations which are payable from funds expected to be available during the current budget period, such as tax and revenue anticipation notes issued by the State Treasurer, do not constitute "debt" within the meaning of the Texas Constitution. The State may issue short term obligations like Tax and Revenue Anticipation Notes which must mature and be paid in full during the biennium in which notes were issued; such obligations are not deemed to be debt within the meaning of the State constitutional prohibition.

     At various times, State voters, by constitutional amendment, have authorized the issuance of debt by the State, including general obligation indebtedness for which the full faith and credit and the taxing power of the State may be pledged. The total amount of general obligation bonds that have been authorized by the voters is in excess of $11.57 billion. Bond income during the State's fiscal year ending August 31, 1995 brought an end to the trend toward increased issuance of nonself-supporting Texas bonds whereby income from such bonds declined from $656,915,000 for fiscal year 1994 to $430,293,000. On August 31, 1995, Texas had $3.1 billion in bonds outstanding which must be paid back from the State's general revenue fund. This is the same amount of such bonds outstanding at the end of fiscal 1994, and is up from $2.3 billion in such bonds outstanding at the end of fiscal 1993, $1.8 billion outstanding at the end of fiscal 1992, and $1.5 billion outstanding at the end of fiscal 1991.

     Revenue Sources and Tax Collection. Historically, the primary sources of the State's revenues have been sales taxes, mineral severance taxes and Federal grants. Due to the collapse of oil and gas prices and the resulting enactment of recent State Legislatures of new tax measures, including those increasing the rates of existing taxes and expanding the tax base and adding a component of the corporate (franchise) tax measured by income, there has been a reordering in the relative importance of the State's taxes in terms of their contribution to the State's revenue in any year. Federal grants are the State's single largest revenue source, accounting for approximately 29.9% of total revenue during fiscal year 1995. Sales taxes are the State's second largest source of revenues (and by far the largest source of tax revenue), accounting for approximately 29.4% of the State's total revenues during fiscal year 1995. Licenses, fees and permits, motor fuels taxes and interest and investment income, accounted for approximately 8.9%, 6.4% and 4.8%, respectively, of the State's total revenue in fiscal year 1995. The remainder of the State's revenues are derived primarily from other taxes. The State has no personal income tax. The State does impose a corporate franchise tax based on the greater of a corporation's capital or net earned surplus (i.e., income), from which it derived approximately 4.1% of total revenues in fiscal 1995. The corporate franchise tax is, in essence, based upon net income apportionable to the State, and thus works very much like a corporate income tax. It is likely to become a larger source of revenues in future years.

     Total net revenues and opening balances for fiscal years 1990, 1991, 1992, 1993, 1994 and 1995 amounted to approximately $23.622 billion, $26.190 billion, $29.647 billion, $33.795 billion, $36.707 billion and $38.682 billion, respectively, while tax collections for the same period amounted to $12.905 billion, $14.922 billion, $15.849 billion, $17.011 billion, $18.106 billion and $18.859 billion, respectively.

     The 75th State Legislative Session convened in January 1995 and before adjourning passed a budget for the 1996-97 biennium. The 1996-97 budget provides for appropriations totalling $45.1 billion from general revenue related funds and $79.9 billion from all fund sources. The 1995-96 biennium budget increases general revenue funding by 10.9%, which funding from all funds increased by 12.5%. Funding for education has been increased by $2.3 billion, or 6.9%, while health and human services increased $2.4 billion, or 9.1%.

     Limitations on Taxing Powers. The State Constitution prohibits the State from levying ad valorem taxes on property for general revenue purposes. Property taxes are levied exclusively by county and local taxing authorities. There is also a constitutional prohibition on enacting a personal income tax unless approved by a majority of voters in a referendum.

     The State Constitution also limits the rate of growth of appropriations from tax revenues not dedicated by the Constitution during any biennium to the estimated rate of growth for the State's economy. The Legislature may avoid the constitutional limitation if it finds, by a majority vote of both houses, that an emergency exists. The State Constitution authorizes the Legislature to provide by law for the implementation of this restriction, and the Legislature, pursuant to such authorization, has defined the estimated rate of growth in the State's economy to mean the estimated increase in State personal income.

     Petroleum Production and Mining. The Texas economy and the oil and gas industry have been intricately linked since the discovery of the Spindletop Field in southeast Texas in 1901. Dramatic increases in the price of oil in 1973-74 and 1979-81 propelled Texas into a leadership position in national economic growth. This situation, however, changed rapidly for Texas during the 1980's. The Texas economy reeled in 1982-83 and again in 1986 as the price of West Texas Intermediate crude oil declined over 50% from $30 per barrel in November 1985 to under $12 per barrel in July 1986. During the oil-patch recession of 1986-87, employment levels declined as the effects of the downturn in the energy industry rippled through the rest of the economy. While there have been fluctuations in petroleum production and mining employment since the recession, the overall trend of that sector in its importance to the Texas economy has been downward. The number of oil and gas wells drilled in the state during 1995 (9,299) was less than half the number drilled in 1986 (18,707). Texas mining employment is currently at its lowest level since 1977. Oil and gas comprises 95% of Texas employment in the mining sector. Because of substantial weakness in the oil and gas industry, mining employment in the State totals approximately 160,400, a decrease of approximately 14% from July 1990. The shift of drilling activity to other parts of the world and weak natural gas prices indicate a likely persistent sluggishness in the industry.

     Financial Institutions. The decline in oil prices, particularly since January 1986, and the recession that followed have had a severe effect on the banking and savings and loans industries in Texas. In most cases, major Texas bank holding companies, individual banks and savings and loans have experienced losses or sharp downturns in profitability due to the increase in non-performing loans in the energy and real estate sectors. The financial difficulties also led to a number of closings among banks and savings and loans. Texas bank failures peaked in 1989, reaching 133 or two-thirds of all bank closings in the nation. Texas bank failures declined to 103 in 1990, 31 in both 1991 and 1992, and 29 in 1993 (of which 20 were subsidiaries of a single bank holding company). No Texas banks failed in 1994 or 1995.

     The Texas banking industry has made substantial strides toward recovery during the 1990's. Texas bank profits in 1993, 1994 and 1995 were $2.4 billion, $1.9 billion and $2.3 billion, respectively. Total loans, total equity capital, and total assets also rose in 1993, 1994 and 1995. Most loan growth was in consumer real estate, but business lending also showed an increase. On a discordant note, nonperforming loans increased 26% in 1995.

     Many Texas banks and banking organizations have consolidated with a continuing downward trend in the number of operating banks. Texas had 948 banks at the end of 1995, compared to 991 banks in 1994 and down from 1,125 banks as of the end of 1991. It is anticipated that the number of banking organizations in the state will continue to drop, although the number of branch location will rise. Also, in keeping with a nationwide trend, Texas banks have been shifting a substantial amount of their portfolios away from loans and into federal securities. The annualized return on assets for Texas banks in 1995 was 1.16%.

     No industry was more severely affected by the decline in Texas real estate values during the 1980's than the savings and loan industry. At the end of 1992, assets of private Texas savings and loan associations totaled $42.9 billion, down from the industry high in 1988 of $112.4 billion in assets. Further, the number of Texas savings and loans has decreased from 273 in 1984 to only 45 in 1993. However, in terms of profits, after a nearly flat year in 1991, the State's thrifts have posted healthy earnings from 1992 forward. Texas' savings and loans led the nation in profits for 1993. After a dip in 1994, Texas savings and loans, benefitting from home refinancing, increased their earning by 59% in 1995. Texas' savings and loan problems of recent years has mostly been resolved, with steady progress being made in increasing capital levels.

     Property Values and Taxes. Various State laws place limits upon the amounts of tax that can be levied upon the property subject to ad valorem taxes within various taxing units, such as cities, counties and the districts which have ad valorem taxing powers (including, without limitation, school and hospital districts). Similarly, the amounts of sales and use taxes which can be levied and the types of property and services to which sales and use taxes apply are subject to legal restrictions.

     The 1994 total value of taxable property in Texas School Districts (the most recent information available) amounted to approximately $645 billion in 1994, according to records compiled by the Property Tax Division of the Office of the Comptroller (derived from school districts in the State). This $645 billion valuation total included approximately $248.5 billion of single-family residences (after allowing for exemptions), a strong 7.7% increase over the $230.7 billion amount for 1993. The value of multi-family residential property values increased 7.6 percent during the same period. By way of contrast, the valuation of oil, gas and mineral properties dropped a dramatic 13.3% during 1993. The value of commercial and industrial real estate rose more slowly during 1993, increasing at the rates of 0.5% and 1.5%, respectively. The value of vacant lots also declined slightly by about 0.5%.

     Litigation. After protracted litigation over property tax in the early 1990's, the Texas Legislature (in February 1993) approved proposed constitutional amendments that were intended to address the constitutional deficiencies in the State's system of funding public schools that have been noted by the courts. At an election held on May 1, 1993, the voters of the State rejected all of the proposed constitutional amendments.

     The legislation was enacted in late May 1993 (Senate Bill 7), which included provisions concerning the operation of school districts as well as creating a whole new funding system for public education in the State. This bill provided for a two-tiered education finance structure, known as the Foundation School Program. Tier 1 provides that each school district is entitled to a basic allotment of $2,300.00 per student, financed by ad valorem taxes of $.86 per $100.00 valuation on property within the district, with any deficiency to be made up by the State. Tier 2 provides that school districts may levy additional ad valorem taxes of as much as $.64 per $100.00 valuation. For every cent of the additional tax levy a district undertakes, the State guarantees a yield of $20.55 per student, regardless of how much tax revenue is actually collected. Senate Bill 7 also imposes a cap on a school district's taxable property at a level of $280,000 per student. School districts with property more valuable than $280,000 per student have various choices as to how their taxable property may be brought within the $280,000 cap.

     Senate Bill 7 was immediately challenged by numerous groups of plaintiffs, representing hundreds of school districts, both property-rich and property-poor, as well as many parents and local officials. After a trial on the consolidated actions in the case of Edgewood v. Meno, the district court held that Senate Bill 7 was constitutional, but found that the Legislature had failed to provide efficiently for facilities. The district court accordingly denied most of the relief sought by the plaintiffs but ordered by injunction that no bonds for any school district could be approved, registered, or guaranteed after September 1, 1995, unless the Legislature had provided for the efficient funding of educational facilities by that time. On appeal, the Texas Supreme Court affirmed the constitutionality of the public school finance system enacted in Senate Bill 7 in all respects. The Supreme Court modified the district court's judgment to provide that the relief requested by the plaintiffs was denied in all respects and that the district court's injunction was vacated. In all other respects, the Supreme Court affirmed the district court's judgment.

     The current governor has made property tax reform one of the centerpieces of his legislative agenda, with a stated goal of substantially reducing the state's reliance on school property taxes. There are a number of public hearings scheduled through Texas during 1996 to address the issue of the continuing rise of property taxes paid by both individuals and businesses. It is uncertain at the present time what, if any, changes will result to the state's tax system as a result of dissatisfaction with the property tax structure.

Virginia Series

     The rate of economic growth in the Commonwealth of Virginia has increased steadily over the past decade. Per capita income in Virginia has been consistently above national levels during that time. The services sector in Virginia generates the largest number of jobs, followed by wholesale and retail trade, state and local government and manufacturing. Because of Northern Virginia, with its proximity to Washington, D.C., and Hampton Roads, which has the nation's largest concentration of military installations, the Federal government has a greater economic impact on Virginia relative to its size than any states other than Alaska and Hawaii. It is unclear what effect the current efforts by the Federal government to restructure the defense budget will have on long-term economic conditions in Virginia.

     According to statistics published by the U.S. Department of Labor, Virginia typically has one of the lowest unemployment rates in the nation. This is generally attributed to the balance among the various sectors represented in the economy. Virginia is one of twenty states with a right-to-work law and is generally regarded as having a favorable business climate marked by few strikes or work stoppages. Virginia is also one of the least unionized among the industrialized states.

     Virginia's state government operates on a two-year budget. The Constitution vests the ultimate responsibility and authority for levying taxes and appropriating revenue in the General Assembly, but the Governor has broad authority to manage the budgetary process. Once an appropriation act becomes law, revenue collections and expenditures are constantly monitored by the Governor, assisted by the Secretary of Finance and the Department of Planning and Budget, to ensure that a balanced budget is maintained. If projected revenue collections fall below amounts appropriated at any time, the Governor must reduce expenditures and withhold allotments of appropriations (other than for debt service and other specified purposes) to restore balance. An amendment to the Constitution, effective January 1, 1993, established a Revenue Stabilization Fund. This Fund is used to offset a portion of anticipated shortfalls in revenues in years when appropriations based on initial forecasts exceed expected revenues in any subsequent forecast. The Revenue Stabilization Fund consists of an amount not to exceed 10 percent of Virginia's average annual tax revenues derived from taxes on income and retail sales for the three preceding fiscal years.

     General Fund revenues are principally composed of direct taxes. In recent fiscal years most of the total tax revenues have been derived from five major taxes imposed by Virginia on individual and fiduciary income, sales and use, corporate income, public services corporations and premiums of insurance companies.

     In September 1991, the Debt Capacity Advisory Committee was created by the Governor through an executive order. The committee is charged with annually estimating the amount of tax-supported debt that may prudently be authorized consistent with the financial goals, capital needs and policies of Virginia. The committee reviews the outstanding debt of all agencies, institutions, boards and authorities of Virginia for which Virginia has either a direct or indirect pledge of tax revenues or moral obligation.

     The Constitution of Virginia prohibits the creation of debt by or on behalf of Virginia that is backed by Virginia's full faith and credit, except as provided in Section 9 of Article X. Section 9 of Article X contains several different provisions for the issuance of general obligation and other debt, and Virginia is well within its limit for each:

     Section 9(a)(2) provides that the General Assembly may incur general obligation debt to meet certain types of emergencies, subject to limitations on amount and duration; to meet casual deficits in the revenue or in anticipation of the collection of revenues of Virginia; and to redeem a previous debt obligation of Virginia. Total indebtedness issued pursuant to this Section may not exceed 30 percent of an amount equal to 1.15 times the annual tax revenues derived from taxes on income and retail sales, as certified by the auditor of Public Accounts for the preceding fiscal year.

     Section 9(b) provided that the General Assembly may authorize the creation of general obligation debt for capital projects. Such debt is required to be authorized by an affirmative vote of a majority of each house of the General Assembly and approved in a statewide election. The outstanding amount of such debt is limited to an amount equal to 1.15 times the average annual tax revenues derived from taxes on income and retail sales, as certified by the Auditor of Public Accounts for the three preceding fiscal years less the total amount of bonds outstanding. The amount of 9(b) debt that may be authorized in any single fiscal year is limited to 25 percent of the limit on all 9(b) debt less the amount of 9(b) debt authorized in the current and prior three fiscal years.

     Section 9(c) provides that the General Assembly may authorize the creation of general obligation debt for revenue-producing capital projects (so-called "double-barrel" debt). Such debt is required to be authorized by an affirmative vote of two-thirds of each house of the General Assembly and approved by the Governor. The Governor must certify before the enactment of the authorizing legislation and again before the issuance of the debt that the net revenues pledged are expected to be sufficient to pay principal of and interest on the debt. The outstanding amount of 9(c) debt is limited to an amount equal to 1.15 times the average annual tax revenues derived from taxes on income and retail sales, as certified by the Auditor of Public Accounts for the three preceding fiscal years. While the debt limits under Sections 9(b) and 9(c) are each calculated as the same percentage of the same average tax revenues, these debt limits are separately computed and apply separately to each type of debt.

     Article X further provides in Section 9(d) that the restrictions of Section 9 are not applicable to any obligation incurred by Virginia or any of its institutions, agencies or authorities if the full faith and credit of Virginia is not pledged or committed to the payment of such obligation. There are currently outstanding various types of such 9(d) revenue bonds. Certain of these bonds, however, are paid in part or in whole from revenues received as appropriations by the General Assembly from general tax revenues, while others are paid solely from revenues of the applicable project. The debt repayments of the Virginia Public Building Authority, the Virginia Port Authority, the Virginia College Building Authority Equipment Leasing Program and The Innovative Technology Authority are supported in large part by General Fund appropriations.

     The Commonwealth Transportation Board is a substantial issuer of bonds for highway projects. These bonds are secured by and payable from funds appropriated by the General Assembly from the Transportation Trust Fund for such purpose. The Transportation Trust Fund was established by the General Assembly in 1986 as a special non-reverting fund administered and allocated by the Transportation Board to provide increased funding for constructions, capital and other needs of state highways, airports, mass transportation and ports. The Virginia Port Authority has also issued bonds which are secured by a portion of the Transportation Trust Fund.

     Virginia is involved in numerous leases that are subject to appropriation of funding by the General Assembly. Virginia also finances the acquisition of certain personal property and equipment through installment purchase agreements.

     Bonds issued by the Virginia Housing Development Authority, the Virginia Resources Authority and the Virginia Public School Authority are designed to be self-supporting from their individual loan programs. A portion of the Virginia Housing Development Authority and Virginia Public School Authority bonds and all of the Virginia Resources Authority bonds are secured in part by a moral obligation pledge of Virginia. Should the need arise, Virginia may consider funding deficiencies in the respective debt service reserves for such moral obligation debt. To date, none of these authorities has advised Virginia that any such deficiencies exist.

     Local government in Virginia is comprised of 95 counties, 41 incorporated cities, and 188 incorporated towns. Virginia is unique among the several states in that cities and counties are independent, and their land areas do not overlap. The largest expenditure by local governments in Virginia are for education, but local governments also provide other services such as water and sewer, police and fire protection and recreational facilities. The Virginia Constitution imposes numerous restrictions on local indebtedness, affecting both its incurrence and amount.

     In Davis v. Michigan (decided March 28, 1989), the United States Supreme Court ruled unconstitutional states' exempting from state income tax the retirement benefits paid by the state or local governments without exempting retirement benefits paid by the Federal government. At that time, Virginia exempted state and local retirement benefits but not Federal retirement benefits. At a Special Session held in April 1989, the General Assembly repealed the exemption of state and local retirement benefits. Following Davis, at least five suits, some with multiple plaintiffs, for refunds of Virginia income taxes, were filed by Federal retirees. These suits were consolidated under the name of Harper V. Virginia Department of Taxation.

     In a Special Session, the Virginia General Assembly on July 9, 1994, passed emerging legislation to provide payments to Federal retirees in settlement of the retirees' claims as a result of Davis. The settlement payments are to be made over a five-year period, commencing March 31, 1995. The total amount of authorized appropriations for the settlement is $340 million (payable to participating retirees in installments of $60 million on March 31, 1995, and $70 million on each succeeding March 31 through March 31, 1999, subject to appropriation by the General Assembly).

     On September 15, 1995, the Virginia Supreme Court rendered its decision in Harper, reversing the judgement of the trial court, entering final judgement in favor of the plaintiff retirees who elected not to settle, and dictating that the amounts unlawfully collected be refunded with statutory interest. The total cost to Virginia of the settlement and judgment will be approximately $394.9 million, of which approximately $203.2 million has been paid.

     Most recently, Moody's has rated the long-term general obligations bonds of Virginia Aaa, and Standard & Poor's has rated such bonds AAA. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular bond issues may not be adversely affected by changes in economic or political conditions.


                              APPENDIX B

        Description of S&P, Moody's and Fitch ratings:

S&P

Municipal Bond Ratings

     An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.

     The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                 AAA

     Debt rated AAA is the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

                                 AA

     Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

                                 A

     Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     General Obligations Bonds -- There is some weakness in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledge revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                 BBB

        Of the investment grade, this is the lowest.

     General Obligations Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between "A" and "BBB" ratings is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered.

     Revenue Bonds -- Debt coverage is only fair. Stability of the pledged revenues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                          BB, B, CCC, CC, C

     Debt rated BB, B, CCC, CC or C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                                   BB

     Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payment.


                                   B

     Debt rated B has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

                                   CCC

     Debt rated CCC has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

                                   CC

     The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

                                   C

     The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating.

                                   D

     Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

     Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major ratings categories.

Municipal Note Ratings
                                   SP-1

     The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

                                   SP-2

     The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

                                   SP-3

     The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

Commercial Paper Ratings

     An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Issues assigned an A rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

                                   A-1

     This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.

                                   A-2

     Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

                                   A-3

     Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.



Moody's

Municipal Bond Ratings
                                    Aaa

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                    Aa

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                    A

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                    Baa

     Bonds which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                    Ba

     Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefor not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                                    B

     Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

                                    Caa

     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

                                    Ca

     Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

                                    C

     Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's applies the numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category and in the categories below B. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

Municipal Note Ratings

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). Such ratings recognize the difference between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.

     A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

     Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4. As the name implies, when Moody's assigns a MIG or VMIG rating, all categories define an investment grade situation.

                               MIG 1/VMIG 1

     This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                               MIG 2/VMIG 2

     This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.



                               MIG 3/VMIG 3

     This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

                               MIG 4/VMIG 4

     This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

Commercial Paper Ratings

     The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity.

     Issuers (or related supporting institutions) rated Prime-2 (P-2) have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

     Issuers (or related supporting institutions) rated Prime-3 (P-3) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirements for relatively high financial leverage. Adequate alternate liquidity is maintained.

Fitch

Municipal Bond Ratings

     The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

                                   AAA

     Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonable foreseeable events.

                                   AA

     Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                   A

     Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                   BBB

     Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                   BB

     Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

                                   B

     Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                   CCC

     Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                   CC

     Bonds rated CC are minimally protected. Default payment of interest and/or principal seems probable over time.

                                   C

     Bonds rated C are in imminent default in payment of interest or principal.

                               DDD, DD and D

     Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

     Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA category covering 13-36 months or the DDD, DD, or D categories.

Short-Term Ratings

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                   F-1+

     Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

                                   F-1

     Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                   F-2

     Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.



PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS                                                                                        APRIL 30, 1996
                                                                                                  Principal
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                             AMOUNT           VALUE
                                                                                                 _____________  ______________
CONNECTICUT-79.4%
Connecticut:
    6.90%, 3/15/2009 (Prerefunded 3/15/2000) (a)............................                    $    3,000,000  $   3,298,410
    5.50%, 3/15/2010........................................................                         3,000,000      3,007,020
    6.875%, 7/15/2010 (Prerefunded 7/15/2000) (a)...........................                         7,100,000      7,838,329
    6.75%, 3/1/2011 (Prerefunded 3/1/2001) (a)..............................                         3,000,000      3,318,540
    5.50%, 5/15/2014........................................................                         2,000,000      1,951,920
    5.375%, 10/1/2014.......................................................                         6,500,000      6,242,795
    5.50%, 5/15/2015........................................................                         3,000,000      2,912,100
    Special Tax Obligation Revenue (Transportation Infrastructure):
      Refunding 5.375%, 9/1/2008............................................                         2,500,000      2,504,275
      6.80%, 12/1/2009 (Prerefunded 12/1/1999) (a)..........................                         3,000,000      3,283,560
      7.125%, 6/1/2010......................................................                         8,400,000      9,676,296
      6.75%, 6/1/2011 (Prerefunded 6/1/2003) (a)............................                         8,500,000      9,466,365
Connecticut Clean Water Fund, Revenue:
    7%, 1/1/2011 (Prerefunded 1/1/2001) (a).................................                         6,700,000      7,230,975
    5.125%, 5/1/2018........................................................                         5,500,000      5,013,855
Connecticut Development Authority, Revenue:
    First Mortgage Gross
      (Elim Park Baptist Home Inc. Project) 9%, 12/1/2020...................                         3,565,000      3,790,130
    Health Care:
      (Jerome Home Project) 8%, 11/1/2019...................................                         1,940,000      2,018,395
      (Masonic Charity Foundation of Connecticut) 6.50%, 8/1/2020 (Insured; AMBAC)                   4,150,000      4,284,626
    Life Care Facilities (Seabury Project):
      Refunding 8.75%, 9/1/2006.............................................                         1,625,000      1,615,965
      10%, 9/1/2021.........................................................                        11,175,000     11,805,941
    Pollution Control
      (Pfizer Inc. Project) 6.55%, 2/15/2013................................                         2,000,000      2,114,540
    Water Facilities, Refunding
      (Bridgeport Hydraulic Project) 5.60%, 6/1/2028 (Insured; MBIA)........                         2,600,000      2,398,916
Connecticut Health and Educational Facilities Authority, Revenue:
    7%, 1/1/2020 (Insured; MBIA)............................................                         3,000,000      3,233,880
    (Bridgeport Hospital, Connie Lee)  5.375%, 7/1/2025.....................                         2,125,000      1,917,345
    (Cherry Brook Nursing Center Project) 6%, 11/1/2022 (Insured; AMBAC)....                         4,600,000      4,614,858
    (Danbury Hospital) 6.50%, 7/1/2014 (Insured; MBIA)......................                         3,250,000      3,394,138
    (Day Kimball Hospital) 5.375%, 7/1/2026 (Insured; FSA)..................                         2,000,000      1,825,200
    (Greenwich Academy) 5.75%, 3/1/2026 (Insured; FSA)......................                         3,130,000      3,027,962
    (Greenwich Hospital) 5.80%, 7/1/2026 (Insured; MBIA)....................                         9,365,000      9,110,740
    (Hartford University):
      6.75%, 7/1/2012.......................................................                         3,500,000      3,507,175
      8%, 7/1/2018 (Prerefunded 7/1/2003) (a)...............................                         3,075,000      3,430,409
      6.80%, 7/1/2022.......................................................                         8,500,000      8,421,970
    (Johnson Evergreen Corp.) 8.50%, 7/1/2022...............................                         4,500,000      4,725,630

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                      AMOUNT           VALUE
                                                                                             ________________   ______________
CONNECTICUT (CONTINUED)
Connecticut Health and Educational Facilities Authority, Revenue (continued):
    (Lawrence and Memorial Hospital)
      7%, 7/1/2020 (Insured; MBIA) (Prerefunded 7/1/2000) (a)...............                    $    2,500,000  $   2,770,975
    (Lutheran General Health Care System) 7.375%, 7/1/2019..................                         1,400,000      1,641,066
    (Mansfield Nursing Center Project) 6%, 11/1/2022 (Insured; AMBAC).......                         2,700,000      2,708,721
    (Middlesex Hospital) 6.25%, 7/1/2022 (Insured; MBIA)....................                         2,500,000      2,542,050
    (New Britain Memorial Hospital) 7.75%, 7/1/2022.........................                        16,000,000     16,851,520
    (Norwalk Hospital) 6.25%, 7/1/2022 (Insured; MBIA)......................                         3,600,000      3,681,540
    (Nursing Home Program-Noble Horizon) 6%, 11/1/2022 (Insured; AMBAC).....                         1,500,000      1,504,845
    (Quinnipiac College):
      6%, 7/1/2013..........................................................                         6,545,000      6,077,883
      7.75%, 7/1/2020 (Prerefunded 7/1/2000) (a)............................                         1,000,000      1,116,680
    (Refunding- Saint Francis Hospital and Medical Center)
      6.20%, 7/1/2022 (Insured; MBIA).......................................                         1,725,000      1,757,430
    (Sacred Heart University):
      6.50%, 7/1/2016.......................................................                         2,000,000      1,985,340
      5.80%, 7/1/2023.......................................................                         1,700,000      1,472,642
      6.625%, 7/1/2026......................................................                         3,000,000      2,953,470
    (Saint Raphael Hospital) 6.625%, 7/1/2014 (Insured; AMBAC)..............                         2,500,000      2,629,050
    (Taft School) 7.375%, 7/1/2020 (Prerefunded 7/1/2000) (a)...............                         1,150,000      1,276,236
    (William W. Backus Hospital):
      6%, 7/1/2012..........................................................                         1,500,000      1,459,800
      6.375%, 7/1/2022......................................................                         2,250,000      2,235,578
Connecticut Housing Finance Authority (Housing Mortgage Finance Program):
    7.20%, 11/15/2008.......................................................                        10,280,000     10,648,744
    5.60%, 5/15/2014........................................................                         4,000,000      3,816,520
    6.45%, 5/15/2022........................................................                         6,000,000      6,023,280
    6.70%, 11/15/2022.......................................................                        26,000,000     26,523,120
    6.75%, 11/15/2023.......................................................                         6,000,000      6,192,000
    6.05%, 11/15/2025.......................................................                         9,065,000      8,809,820
Connecticut Municipal Electric Energy Cooperative, Power Supply System
Revenue,
    Refunding:
      5%, 1/1/2011 (Insured; MBIA)..........................................                         4,660,000      4,344,844
      5%, 1/1/2012 (Insured; MBIA)..........................................                         2,000,000      1,858,980
      5%, 1/1/2013 (Insured; MBIA)..........................................                         2,000,000      1,843,400
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue
    (Wheelabrator Lisbon Project):
      5.50%, 1/1/2014.......................................................                        10,000,000      9,111,900
      5.50%, 1/1/2020.......................................................                         7,250,000      6,429,518
New Haven
    7.40%, 8/15/2011........................................................                         1,500,000      1,623,930

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                        APRIL 30,1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                   AMOUNT                VALUE
                                                                                            ________________   ________________
CONNECTICUT (CONTINUED)
South Central Connecticut Regional Water Authority, Water Systems Revenue
    5.75%, 8/1/2012 (Insured; FGIC).........................................                    $    6,000,000   $  6,031,440
Stamford 6.60%, 1/15/2010...................................................                         2,750,000      3,078,653
Stratford 7.30%, 3/1/2012 (Prerefunded 3/1/2001) (a)........................                         1,130,000      1,267,826
University of Connecticut 5%, 2/1/2015 (Insured; FGIC)......................                         1,250,000      1,135,825
U. S. RELATED-20.6%
Commonwealth of Puerto Rico 5.40%, 7/1/2025.................................                        13,000,000     11,773,710
Puerto Rico:
    (Public Improvement):
      7.70%, 7/1/2020 (Prerefunded 7/1/2000) (a)............................                         3,000,000      3,409,710
      6.80%, 7/1/2021 (Prerefunded 7/1/2002) (a)............................                         6,000,000      6,732,000
    Refunding 5.50%, 7/1/2013 ..............................................                         3,000,000      2,852,670
Puerto Rico Aqueduct and Sewer Authority, Revenue 6%, 7/1/2009..............                         7,250,000      7,435,310
Puerto Rico Electric Power Authority, Power Revenue 7%, 7/1/2021
    (Prerefunded 7/1/2001) (a)..............................................                         6,775,000      7,607,038
Puerto Rico Highway and Transportation Authority, Highway Revenue:
    6.673%, 7/1/2010 (b)....................................................                         3,200,000      2,872,000
    6.625%, 7/1/2018 (Prerefunded 7/1/2002) (a).............................                         5,000,000      5,561,950
    5.25%, 7/1/2020 (Insured; FSA)..........................................                         1,750,000      1,596,998
    5.50%, 7/1/2026.........................................................                         5,000,000      4,597,650
Puerto Rico Industrial Medical and Environmental Pollution Control Facilities
Financing Authority, Revenue (Motorola Inc. Project) 6.75%, 1/1/2014........                         2,000,000      2,168,160
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines)
    6.30%, 6/1/2023.........................................................                         2,000,000      2,013,040
Puerto Rico Public Buildings Authority, Guaranteed Public Education and
    Health Facilities, Refunding 5.75%, 7/1/2015............................                         8,000,000      7,628,880
University of Puerto Rico, University Revenue:
    5.50%, 6/1/2015 (Insured; MBIA).........................................                         5,000,000      4,881,449
    5.25%, 6/1/2025 (Insured; MBIA).........................................                         3,400,000      3,136,295
Virgin Islands Public Finance Authority, Revenue, Refunding
    7.25%, 10/1/2018........................................................                         2,000,000      2,104,539
                                                                                                                 _____________
TOTAL INVESTMENTS (cost $360,448,142).......................................                                      $370,758,285
                                                                                                                 =============

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      FSA         Financial Security Assurance
FGIC          Financial Guaranty Insurance Company               MBIA        Municipal Bond Investors Assurance
                                                                               Insurance Corporation

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S        PERCENTAGE OF VALUE
_____________                     ______________                  __________________       ____________________
AAA                                Aaa                            AAA                               36.3%
AA                                 Aa                             AA                                28.3
A                                  A                              A                                 14.8
BBB                                Baa                            BBB                               13.2
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                      7.4
                                                                                                ____________
                                                                                                   100.0%
                                                                                                ============

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse floater security - the interest rate is subject to change periodically.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                         APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $360,448,142)-see statement.....................................                                      $370,758,285
    Interest receivable.....................................................                                         7,846,808
    Receivable for shares of Beneficial Interest subscribed.................                                           133,395
    Prepaid expenses........................................................                                             9,644
                                                                                                               ________________
                                                                                                                   378,748,132
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                  $     163,199
    Due to Distributor......................................................                         90,636
    Due to Custodian........................................................                     16,924,558
    Payable for shares of Beneficial Interest redeemed......................                         66,590
    Accrued expenses........................................................                         99,532         17,344,515
                                                                                            ________________    _______________
NET ASSETS  ................................................................                                      $361,403,617
                                                                                                                ===============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $347,570,572
    Accumulated undistributed net realized gain on investments..............                                         3,522,902
    Accumulated net unrealized appreciation on investments-Note 3...........                                        10,310,143
                                                                                                                _______________
NET ASSETS at value.........................................................                                      $361,403,617
                                                                                                                ===============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        27,023,443
                                                                                                                ===============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         3,265,372
                                                                                                                ===============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                            84,734
                                                                                                                ===============
NET ASSET VALUE per share:
    Class A Shares
      ($321,558,697/ 27,023,443 shares).....................................                                         $11.90
                                                                                                                ===============
    Class B Shares
      ($38,837,586 / 3,265,372 shares)......................................                                         $11.89
                                                                                                                ===============
    Class C Shares
      ($1,007,334 / 84,734 shares)..........................................                                         $11.89
                                                                                                                ===============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF OPERATIONS                                                                              YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $23,749,936
    EXPENSES:
      Management fee-Note 2(a)..............................................                    $ 2,045,864
      Shareholder servicing costs-Note 2(c).................................                      1,147,331
      Distribution fees-Note 2(b)...........................................                        191,582
      Professional fees.....................................................                         56,898
      Custodian fees........................................................                         38,166
      Prospectus and shareholders' reports..................................                         19,462
      Trustees' fees and expenses-Note 2(d).................................                          5,501
      Registration fees.....................................................                          2,800
      Miscellaneous.........................................................                         126,118
                                                                                             _______________
          TOTAL EXPENSES....................................................                                         3,633,722
                                                                                                                 ______________
          INVESTMENT INCOME-NET.............................................                                        20,116,214
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                    $ 5,701,419
    Net unrealized (depreciation) on investments............................                     (1,150,970)
                                                                                            ________________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         4,550,449
                                                                                                                _______________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $24,666,663
                                                                                                                ===============


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    YEAR ENDED APRIL 30,
                                                                                        __________________________________________
                                                                                               1995                     1996
                                                                                        __________________        ________________
OPERATIONS:
    Investment income-net...................................................                $  21,655,899        $  20,116,214
    Net realized gain (loss) on investments.................................                   (1,973,798)           5,701,419
    Net unrealized (depreciation) on investments for the year...............                     (287,865)          (1,150,970)
                                                                                        __________________       _________________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                   19,394,236           24,666,663
                                                                                        __________________       _________________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                  (19,881,887)         (18,231,897)
      Class B shares........................................................                   (1,774,012)          (1,877,253)
      Class C shares........................................................                         -                  (7,064)
                                                                                        __________________       _________________
          TOTAL DIVIDENDS...................................................                  (21,655,899)         (20,116,214)
                                                                                        __________________       _________________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                   15,947,221           14,645,030
      Class B shares........................................................                    5,896,601            5,468,178
      Class C shares........................................................                        -                1,023,317
    Dividends reinvested:
      Class A shares........................................................                   11,434,147           10,502,564
      Class B shares........................................................                    1,240,658            1,298,271
      Class C shares........................................................                         -                   6,163
    Cost of shares redeemed:
      Class A shares........................................................                  (53,507,884)         (43,749,996)
      Class B shares........................................................                   (3,788,582)          (3,727,309)
      Class C shares........................................................                         -                  (1,996)
                                                                                        __________________       _________________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                  (22,777,839)         (14,535,778)
                                                                                        __________________       _________________
            TOTAL (DECREASE) IN NET ASSETS..................................                  (25,039,502)           (9,985,329)
NET ASSETS:
    Beginning of year.......................................................                  396,428,448          371,388,946
                                                                                        __________________       _________________
    End of year.............................................................                 $371,388,946         $361,403,617
                                                                                        ==================       =================

                                                                                 SHARES
                                      ________________________________________________________________________________________
                                                     CLASS A                         CLASS B                   CLASS C
                                      _____________________________        _______________________     _______________________
                                                                                                              YEAR ENDED
                                          YEAR ENDED APRIL 30,                YEAR ENDED APRIL 30,             APRIL 30,
                                      _____________________________        _______________________
                                            1995            1996             1995            1996                 1996*
                                      _______________   ____________       __________   __________          _______________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............              1,373,091        1,212,141          503,373     453,771                 84,387
    Shares issued for
      dividends reinvested.                983,180          869,313          106,773     107,482                    515
    Shares redeemed........             (4,637,620)      (3,626,051)        (329,539)   (309,036)                  (168)
                                      _______________   ____________       __________   __________          _______________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......             (2,281,349)      (1,544,597)         280,607     252,217                 84,734
                                      ===============   ============       ==========   ==========          ===============
    *From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Connecticut Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $1,837 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $190,357 was charged to the Series for the Class B shares and $1,225 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $834,351, $95,178 and $409 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $59,649 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $109,381,501 and $106,401,513, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $10,310,143, consisting of $14,959,283 gross unrealized appreciation and $4,649,140 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Connecticut Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Connecticut Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                                           (Ernst & Young LLP - Signature)
New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS                                                                                     APRIL 30, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                               AMOUNT           VALUE
                                                                                                     _______          _______
FLORIDA-95.7%
Alachua County Health Facilities Authority, Health Facilities Revenue, Refunding
    (Santa Fe Healthcare Facilities Project) 7.60%, 11/15/2013..............                    $    3,500,000   $  3,998,750
Arcadia, Water and Sewer Revenue 7.75%, 12/1/2021...........................                         2,190,000      2,352,542
Brevard County Health Facilities Authority, HR
    (Holmes Regional Medical Center Project) 5.70%, 10/1/2008...............                         4,585,000      4,701,963
Broward County Health Facilities Authority, Revenue, Refunding
    (Broward County Nursing Home) 7.50%, 8/15/2020 (LOC; Allied Irish Bank) (a)                      1,000,000      1,058,270
Charlotte County, Health Care Facilities Revenue
    (Charlotte Community Mental Health Project) 9.25%, 7/1/2020.............                         1,635,000      1,795,917
Clay County Housing Finance Authority, SFMR
    8.20%, 6/1/2021 (Collateralized; GNMA)..................................                          670,000         703,453
Dade County:
    Aviation Revenue:
      6.55% 10/1/2013 (Insured; MBIA).......................................                         4,225,000      4,434,898
      (Miami International Airport) 5.75%, 10/1/2013 (Insured; MBIA)........                         10,000,000    9,950,500
    Refunding (Seaport) 5.125%, 10/1/2021 (Insured; MBIA)...................                         7,500,000      6,780,225
    Water and Sewer Systems Revenue 6.25%, 10/1/2011 (Insured; FGIC)........                         2,115,000      2,288,684
Dade County Health Facilities Authority, HR
    (South Shore Hospital and Medical Center) 7.60%, 8/1/2024 (Insured; FHA)                         2,345,000      2,528,426
Dade County Housing Finance Authority, Revenue, Refunding:
    MFMR (Cutler Meadows Apartment) 6.50%, 7/1/2022 (Insured; FHA)..........                         1,785,000      1,804,260
    SFMR 6.70%, 4/1/2028 (Collateralized: FNMA & GNMA)......................                         4,500,000      4,540,905
Duval County Housing Finance Authority, SFMR:
    7.85%, 12/1/2022 (Collateralized; GNMA).................................                         2,625,000      2,765,464
    7.70%, 9/1/2024 (Collateralized; GNMA)..................................                         1,460,000      1,534,460
Escambia County Housing Finance Authority, SFMR 7.80%, 4/1/2022.............                         1,090,000      1,144,380
Florida, Refunding (Jacksonville Transportation) 5.30%, 7/1/2018............                         2,000,000      1,849,000
Florida Board of Education, Capital Outlay, Refunding:
    5.80%, 6/1/2010.........................................................                         2,000,000      2,045,080
    5%, 6/1/2015............................................................                         10,300,000    9,284,317
    5.125%, 6/1/2022........................................................                         4,000,000      3,543,640
Florida Division of Bond Finance Department, General Services Revenues
    (Department of Natural Resources-Preservation 2000)
    5.75%, 7/1/2013 (Insured; AMBAC)........................................                         7,695,000      7,726,626
Florida Housing Finance Agency:
    (Brittany Rosemont Apartments) 7%, 2/1/2035.............................                         6,000,000      6,357,360
    Multi-Family Housing (Driftwood Terrace Project)
      7.65%, 12/20/2031 (Collateralized; GNMA)..............................                         3,440,000      3,645,815

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                           APRIL 30, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT          VALUE
                                                                                                      _______         _______
FLORIDA (CONTINUED)
Florida Housing Finance Agency (continued):
    Single Family Mortgage, Refunding 6.65%, 1/1/2024.......................                       $ 2,415,000    $ 2,445,984
    (Turtle Creek Apartment Projects) 6.10%, 5/1/2016 (Insured; AMBAC)......                         1,000,000      1,000,840
Florida Municipal Power Agency, Revenue (All Requirements Power Supply
Project)
    5.10%, 10/1/2025 (Insured; AMBAC).......................................                         5,000,000      4,434,800
Florida Turnpike Authority, Turnpike Revenue, Refunding:
    5%, 7/1/2013 (Insured; FGIC)............................................                         3,750,000      3,435,788
    5%, 7/1/2019 (Insured; FGIC)............................................                         3,000,000      2,666,280
Gainesville, Utility System Revenue, Refunding 5.20%, 10/1/2026.............                         5,000,000      4,491,500
Greater Orlando Aviation Authority, Airport Facilities Revenue, Refunding:
    5.50%, 10/1/2008 (Insured; AMBAC).......................................                         5,940,000      5,949,207
    5.50%, 10/1/2013 (Insured; AMBAC).......................................                         2,750,000      2,648,498
Highlands County Health Facilities Authority, Revenue (Adventist Sunbelt Hospital)
    7%, 11/15/2014..........................................................                         1,500,000      1,621,155
Hillsborough, Capital Improvement Program, Revenue, Refunding
    5%, 8/1/2015 (Insured; FGIC)............................................                         3,325,000      3,009,690
Hillsborough County, Utility Revenue, Refunding:
    6.625%, 8/1/2011........................................................                         4,000,000      4,247,320
    7%, 8/1/2014............................................................                         4,765,000      5,116,514
Hillsborough County Aviation Authority, Revenue, Refunding (Delta Airlines):
    6.80%, 1/1/2024.........................................................                         2,500,000      2,570,150
    7.75%, 1/1/2024.........................................................                         1,500,000      1,587,435
Indian Trace Community Development District, Water and Sewer Revenue
    8.50%, 4/1/1997.........................................................                         151,000         155,681
Jacksonville, Excise Taxes Revenue, Refunding 6.50%, 10/1/2013 (Insured; AMBAC)                      5,000,000      5,293,350
Jacksonville, Water and Sewer Revenue 5%, 10/1/2020 (Insured; MBIA).........                         3,000,000      2,668,800
Jacksonville Health Facilities Authority, HR, Refunding (Saint Luke's Hospital)
    7.125%, 11/15/2020......................................................                         6,700,000      7,201,428
Lake County Resource Recovery, IDR, Refunding (NRG/Recovery Group)
    5.85%, 10/1/2009........................................................                         6,000,000      5,790,600
Marion County Hospital District, Revenue, Refunding
    (Munroe Regional Medical Center) 6.25%, 10/1/2012 (Insured; FGIC).......                         3,000,000      3,124,200
North Miami, Educational Facilities Revenue (Johnson & Whales University Project)
    6.10%, 4/1/2013.........................................................                         5,000,000      4,883,850
North Miami Health Facilities Authority, Health Facilities Revenue
    (Villa Maria Nursing Housing Project) 7.50%, 9/1/2012...................                         2,670,000      2,888,326
Orange County, Solid Waste Facilities Revenue 6.375%, 10/1/2007 (Insured; FGIC)                      4,910,000      5,293,226
                                                                                                    PRINCIPAL
                                                                                                      _______        _______
Orange County Health Facilities Authority, Health Facilities Revenue
    (Mental Health Service Project) 9.25%, 7/1/2020 (Prerefunded 7/1/2000) (b)                     $ 3,780,000    $ 4,459,379
Osceola County Industrial Development Authority, Revenue
    (Community Provider Pooled Loan Program) 7.75%, 7/1/2017................                         5,235,000      5,295,674
Palm Bay, Utility Revenue, Refunding (Palm Bay Utility Corp. Project)
    5%, 10/1/2022 (Insured; MBIA)...........................................                         5,300,000      4,662,039
Palm Beach County:
    Solid Waste Industrial Development Revenue:
      (Okeelanta Power LP Project) 6.85%, 2/15/2021.........................                         11,000,000    10,862,830
      (Osceola Power LP) 6.85%, 1/1/2014....................................                         5,800,000      5,737,824
    Water and Sewer Revenue 5%, 10/1/2010 (Insured; MBIA)...................                         4,320,000      4,084,042
Palm Beach County Housing Finance Authority, Single Family Mortgage
    Purchase Revenue 6.55%, 4/1/2027........................................                         2,750,000      2,770,900
Pinellas County, PCR, Refunding (Florida Power Corp.) 7.20%, 12/1/2014......                         3,000,000      3,203,820
Pinellas County Housing Finance Authority, SFMR:
    7.70%, 8/1/2022.........................................................                         2,810,000      2,949,207
    (Multi-County Program) 6.70%, 2/1/2028 (Insured; FHA)...................                         5,000,000      5,060,050
Polk County Industrial Development Authority, IDR
    (IMC Fertilizer) 7.525% 1/1/2015........................................                         10,000,000    10,355,200
Reedy Creek, Improvement District 5%, 6/1/2019 (Insured; AMBAC).............                         3,325,000      2,963,539
Saint Lucie County, SWDR (Florida Power and Light Co. Project)
    7.15%, 2/1/2023.........................................................                         4,000,000      4,318,040
Sarasota County, Utility System Revenue, Refunding
    5.25%, 10/1/2016 (Insured; FGIC)........................................                         1,000,000      931,800
Sunrise, Special Tax District Number 1, Refunding
    6.375%, 11/1/2021 (LOC; Bayerische Hypotheken-und Weschel Bank) (a).....                         2,500,000      2,570,400
Tampa, Water and Sewer Revenue 5.125%, 10/1/2017 (Insured; FGIC)............                         1,000,000      908,090
U.S. RELATED-4.3%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         5,000,000      5,015,200
Virgin Islands Public Finance Authority, Revenue, Refunding 7.25%, 10/1/2018                         5,400,000      5,682,258
                                                                                                                   __________
TOTAL INVESTMENTS (cost $247,491,507).......................................                                      $251,189,849
                                                                                                                  ============

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
FGIC          Financial Guaranty Insurance Company               MBIA    Municipal Bond Investors Assurance
FHA           Federal Housing Administration                                  Insurance Corporation
FNMA          Federal National Mortgage Association              MFMR    Multi-Family Mortgage Revenue
GNMA          Government National Mortgage Association           PCR      Pollution Control Revenue
HR            Hospital Revenue                                   SFMR    Single Family Mortgage Revenue
IDR           Industrial Development Revenue                     SWDR    Solid Waste Disposal Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____                              _______                        _______________                    ____________________
AAA                                Aaa                            AAA                                       50.3%
AA                                 Aa                             AA                                         15.3
A                                  A                              A                                           2.6
BBB                                Baa                            BBB                                        10.5
BB                                 Ba                             BB                                          5.8
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                              15.5
                                                                                                           ________
                                                                                                           100.0%
                                                                                                           ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Secured by letters of credit.
    (b) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                             APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $247,491,507)-see statement.....................................                                      $251,189,849
    Receivable for investment securities sold...............................                                         4,063,458
    Interest receivable.....................................................                                         3,753,959
    Receivable for shares of Beneficial Interest subscribed.................                                            28,830
    Prepaid expenses........................................................                                            19,543
                                                                                                                  _____________
                                                                                                                   259,055,639
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                    $   115,542
    Due to Distributor......................................................                         63,611
    Due to Custodian........................................................                      3,819,244
    Payable for shares of Beneficial Interest redeemed......................                        461,014
    Accrued expenses........................................................                         59,907           4,519,318
                                                                                               ____________       _____________
NET ASSETS  ................................................................                                       $254,536,321
                                                                                                                  ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $245,312,787
    Accumulated undistributed net realized gain on investments..............                                          5,525,192
    Accumulated net unrealized appreciation on investments-Note 3...........                                          3,698,342
                                                                                                                  _____________
NET ASSETS at value.........................................................                                       $254,536,321
                                                                                                                 ===============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         15,710,599
                                                                                                                 ===============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,867,187
                                                                                                                 ===============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                              2,430
                                                                                                                 ===============
NET ASSET VALUE per share:
    Class A Shares
      ($227,478,154 / 15,710,599 shares)....................................                                            $14.48
                                                                                                                       ========
    Class B Shares
      ($27,023,005 / 1,867,187 shares)......................................                                            $14.47
                                                                                                                       ========
    Class C Shares
      ($35,162 / 2,430 shares)..............................................                                            $14.47
                                                                                                                       ========

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF OPERATIONS                                                                               YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $17,013,955
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $ 1,504,679
      Shareholder servicing costs-Note 2(c).................................                       855,159
      Distribution fees-Note 2(b)...........................................                       134,701
      Professional fees.....................................................                        78,027
      Custodian fees........................................................                        29,329
      Prospectus and shareholders' reports..................................                         6,418
      Trustees' fees and expenses-Note 2(d).................................                         3,746
      Registration fees.....................................................                         1,892
      Miscellaneous.........................................................                         18,676
                                                                                                  __________
            TOTAL EXPENSES..................................................                                         2,632,627
                                                                                                                     __________
            INVESTMENT INCOME-NET...........................................                                         14,381,328
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                   $ 6,336,711
    Net unrealized (depreciation) on investments............................                    (2,819,982)
                                                                                                __________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                          3,516,729
                                                                                                                     __________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                        $17,898,057
                                                                                                                   =============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                YEAR ENDED APRIL 30,
                                                                                         ____________________________________
                                                                                              1995               1996
                                                                                         _____________        ___________
OPERATIONS:
    Investment income-net...................................................             $ 16,368,966       $ 14,381,328
    Net realized gain on investments........................................                4,410,983         6,336,711
    Net unrealized (depreciation) on investments for the year...............               (2,782,324)       (2,819,982)
                                                                                         _____________        ___________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............               17,997,625       17,898,057
                                                                                         _____________        ___________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................             (15,149,356)      (13,092,008)
      Class B shares........................................................              (1,219,610)       (1,288,976)
      Class C shares........................................................                   _                  (344)
    Net realized gain on investments:
      Class A shares........................................................                (716,166)       (3,306,553)
      Class B shares........................................................                 (65,057)         (370,770)
      Class C shares........................................................                   _                   (14)
                                                                                         _____________        ___________
          TOTAL DIVIDENDS...................................................             (17,150,189)      (18,058,665)
                                                                                         _____________        ___________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                12,537,474         9,844,149
      Class B shares........................................................                 5,009,096         4,401,949
      Class C shares........................................................                    _                 36,586
    Dividends reinvested:
      Class A shares........................................................                 5,971,345         6,539,239
      Class B shares........................................................                   509,461           644,364
      Class C shares........................................................                     _                   107
    Cost of shares redeemed:
      Class A shares........................................................              (56,564,392)       (41,280,587)
      Class B shares........................................................               (2,889,736)         (3,176,969)
                                                                                         _____________        ___________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....              (35,426,752)        (22,991,162)
                                                                                         _____________        ___________
            TOTAL (DECREASE) IN NET ASSETS..................................              (34,579,316)         (23,151,770)
NET ASSETS:
    Beginning of year.......................................................              312,267,407           277,688,091
                                                                                         _____________        ___________
    End of year.............................................................             $277,688,091          $254,536,321
                                                                                         ============        ===============



                                                                              SHARES
                                       ___________________________________________________________________________________
                                                     CLASS A                          CLASS B                  CLASS C
                                       _____________________________           ____________________        _______________
                                                                                                            YEAR ENDED
                                              YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,          APRIL 30,
                                       _____________________________           ____________________

                                            1995             1996            1995             1996              1996*
                                         _________          _______          _______         _______          _______
CAPITAL SHARE TRANSACTIONS:
    Shares sold............               877,487          658,995         350,773          295,615            2,423
    Shares issued for dividends
      reinvested...........               419,064          437,472          35,744           43,121               7
    Shares redeemed........            (3,988,619)       (2,776,392)      (202,194)         (214,088)            _
                                         _________          _______          _______         _______          _______
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......           (2,692,068)       (1,679,925)        184,323          124,648             2,430
                                     ============       ============      ==========       ==========       ============
    *From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Florida Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

    (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $2,593 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $134,640 was charged to the Series for the Class B shares and $61 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the year ended April 30, 1996, $616,605, $67,320 and $20 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $44,055 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $144,987,747 and $171,615,659, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $3,698,342, consisting of $7,261,047 gross unrealized appreciation and $3,562,705 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Florida Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Florida Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]
New York, New York
June 5, 1996

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
STATEMENT OF INVESTMENTS                                                                                     APRIL 30, 1996
                                                                                               PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                         AMOUNT               VALUE
                                                                                             __________          __________
GEORGIA-97.9%
Albany, Sewer System Revenue 6.50%, 7/1/2009 (Insured; MBIA)................                  $      100,000    $    109,094
Albany-Dougherty Inner City Authority, Revenue, Refunding 6%, 2/1/2011......                         200,000         203,008
Athens-Clarke County Unified Government, Water and Sewer Revenue, Refunding
    5.875%, 1/1/2008 (Insured; FGIC)........................................                         265,000         273,888
Atlanta:
    Airport Facilities Revenue:
      6.50%, 1/1/2013.......................................................                         150,000         154,929
      6%, 1/1/2014 (Insured; AMBAC).........................................                       1,000,000       1,000,260
    COP (Atlanta Pretrial Detention Center Project) 6.25%, 12/1/2011 (Insured; MBIA)                 300,000         311,370
    GO 6.10%, 12/1/2019.....................................................                       1,000,000       1,008,860
    School Improvement 5.60%, 12/1/2018.....................................                       1,000,000         957,360
Atlanta Downtown Development Authority, Revenue, Refunding
    (Underground Atlanta Project) 6.25%, 10/1/2016..........................                         200,000         205,354
Barrow County School District 5.60%, 2/1/2015 (Insured; MBIA)...............                       1,000,000         977,780
Bartow County, Water and Sewer Revenue, Refunding
    6%, 9/1/2015 (Insured; AMBAC)...........................................                         450,000         455,989
Chatham County School District 6.25%, 8/1/2016..............................                       1,000,000       1,098,460
Clayton County and Clayton County Water Authority, Water and Sewer Revenue,
    Refunding 5.60%, 5/1/2013 (Insured; AMBAC)..............................                       1,200,000       1,191,816
Columbus, Water and Sewer Revenue, Refunding:
    6.25%, 5/1/2011 (Insured; FGIC).........................................                         155,000         162,114
    5.70%, 5/1/2020.........................................................                         500,000         478,905
Columbus Hospital Authority, Revenue Certificates (Saint Francis Hospital)
    6.20%, 1/1/2010 (Insured; MBIA).........................................                         200,000         207,090
Coweta County School System:
    6.35%, 8/1/2012.........................................................                         100,000         104,388
    Refunding 5.75%, 2/1/2010 (Insured; FGIC)...............................                         200,000         203,348
Dekalb County Development Authority, Revenue:
    Refunding (Emory University Project) 5.25%, 11/1/2015...................                       1,000,000         943,500
    (Wesley Homes, Inc.-Budd Terrace Project)
      6.75%, 10/1/2013 (LOC; Wachovia Bank of Georgia, N.A.) (a)............                         200,000         207,382
Dekalb County Health Facilities, GO 5.50%, 1/1/2020.........................                       1,000,000         942,550
Dekalb County School District, Refunding 5.60%, 7/1/2010....................                         500,000         503,125
Fayette County School District 6.125%, 3/1/2015.............................                         500,000         514,455
Fulco Hospital Authority, Revenue Anticipation Certificates
    (Georgia Baptist Healthcare) 6.25%, 9/1/2013............................                         250,000         241,265
Fulton County, Water and Sewer Revenue, Refunding
    6.375%, 1/1/2014 (Insured; FGIC)........................................                         290,000         311,759

                                                                                               PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                    AMOUNT              VALUE
                                                                                              __________        __________
GEORGIA (CONTINUED)
Fulton County Building Authority, Revenue, Refunding
     (County Government and Health Facilities Project) 6.125%, 1/1/2011.....                   $     300,000    $    311,193
Fulton County Development Authority, Special Facilities Revenue, Refunding
    (Delta Air Lines Inc., Project) 6.95%, 11/1/2012........................                         245,000         253,698
Fulton County Hospital Authority, Revenue Anticipation Certificates
    (Northside Hospital Project)
    6.625%, 10/1/2016 (Insured; MBIA) (Prerefunded 10/1/2002) (b)...........                         200,000         223,430
Gainesville, Water and Sewer Revenue, Refunding 6%, 11/15/2012 (Insured; FGIC)                       300,000         315,981
Gainesville and Hall County Hospital Authority, Revenue Anticipation
Certificates
    (Northeast Healthcare Project) 6.25%, 10/1/2012 (Insured; MBIA).........                         100,000         104,004
Georgia, GO:
    6.30%, 3/1/2008.........................................................                         100,000         110,042
    6.65%, 3/1/2009.........................................................                       1,000,000       1,128,960
    5.65%, 3/1/2012.........................................................                       1,000,000       1,012,570
Georgia Housing and Finance Authority, Revenue:
    (Home Ownership Opportunity Program) 6.50%, 12/1/2011...................                         130,000         132,817
    Single Family Mortgage 6.50%, 12/1/2017 (Insured; FHA)..................                       1,000,000       1,007,270
Georgia Medical Center Hospital Authority, Revenue
    (Columbus Regional Healthcare System) 5.50%, 8/15/2015 (Insured; MBIA)..                       2,200,000       2,087,206
Georgia Municipal Electric Authority:
    Power Revenue, Refunding:
      5.50%, 1/1/2012.......................................................                       1,000,000         956,420
      6.125%, 1/1/2014 (Insured; FGIC)......................................                         300,000         305,415
    Special Obligation (First Crossover-General Resolution) 6.50%, 1/1/2020.                         100,000         105,548
Glynn County, Board of Education 5.10%, 7/1/2011............................                         500,000         471,610
Hancock County, Various Purpose Asset Guaranty 6.70%, 4/1/2015..............                       1,000,000       1,042,960
Henry County and Henry County Water and Sewer Authority, Revenue, Refunding
    6.50%, 2/1/2011 (Insured; MBIA).........................................                         100,000         105,748
Marietta Development Authority, Revenue (First Mortgage-Life College)
    5.75%, 9/1/2014 (Insured; CGIC).........................................                         850,000         831,564
Metropolitan Atlanta Rapid Transportation Authority, Sales Tax Revenue, Refunding
    6.25%, 7/1/2020 (Insured; AMBAC)........................................                         300,000         317,604
Monroe County Development Authority, PCR (Oglethorpe Power Corp. Scherer
Project)
    6.80%, 1/1/2011.........................................................                         100,000         108,026
Private Colleges and Universities Authority, Revenue, Refunding
    (Spellman College Project) 6.20%, 6/1/2014 (Insured; FGIC)..............                       1,000,000       1,037,510
Roswell, GO 5.65%, 2/1/2011.................................................                       1,000,000       1,009,610

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                           APRIL 30, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT          VALUE
                                                                                                   _____________   __________
GEORGIA (CONTINUED)
Savannah Economic Development Authority, PCR, Refunding (Union Camp Corp. Project)
    6.80%, 2/1/2012.........................................................                       $ 200,000       $ 214,074
Savannah Hospital Authority, Revenue, Refunding (Saint Joseph's Hospital
Project)
    6.20%, 7/1/2023.........................................................                       1,000,000         964,940
Sugar Hill Public Utility, Revenue, Refunding 5.90%, 1/1/2014 (Insured; FSA)                         500,000         498,595
U.S. RELATED-2.1%
Puerto Rico, GO, Refunding 6%, 7/1/2014.....................................                         600,000         591,786
                                                                                                                      ______
TOTAL INVESTMENTS (cost $27,683,090)........................................                                     $28,016,630
                                                                                                                      ______
                                                                                                                      ______

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      GO      General Obligation
CGIC          Capital Guaranty Insurance Company                 LOC     Letter of Credit
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FHA           Federal Housing Administration                     PCR     Pollution Control Revenue
FSA           Financial Security Assurance

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S               PERCENTAGE OF VALUE
_________                          ______                         _________________               ___________________
AAA                                Aaa                            AAA                               49.1%
AA                                 Aa                             AA                                35.3
A                                  A                              A                                 14.7
BB                                 Ba                             BB                                  .9
                                                                                                   _____
                                                                                                   100.0%
                                                                                                   =====

NOTES TO STATEMENT OF INVESTMENTS:
(a)    Secured by letters of credit.
(b) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
(c) Fitch currently provides creditworthiness information for a limited number of investments.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                    APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $27,683,090)-see statement......................................                                         $28,016,630
    Cash....................................................................                                             110,909
    Interest receivable.....................................................                                             479,345
    Receivable for shares of Beneficial Interest subscribed.................                                              10,000
    Prepaid expenses........................................................                                               1,384
                                                                                                                      __________
                                                                                                                      28,618,268
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                        $12,932
    Due to Distributor......................................................                         14,221
    Payable for shares of Beneficial Interest redeemed......................                         27,051
    Accrued expenses........................................................                         24,167               78,371
                                                                                                     _______         ___________
NET ASSETS..................................................................                                         $28,539,897
                                                                                                                     ___________
                                                                                                                     ___________
REPRESENTED BY:
    Paid-in capital.........................................................                                         $28,940,292
    Accumulated net realized (loss) on investments..........................                                            (733,935)
    Accumulated net unrealized appreciation on investments-Note 3...........                                             333,540
                                                                                                                      __________
NET ASSETS at value.........................................................                                         $28,539,897
                                                                                                                     ___________
                                                                                                                     ___________
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                             639,462
                                                                                                                     ___________
                                                                                                                     ___________
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                           1,539,970
                                                                                                                     ___________
                                                                                                                     ___________
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               6,723
                                                                                                                     ___________
                                                                                                                     ___________
NET ASSET VALUE per share:
    Class A Shares
      ($8,346,358 / 639,462 shares).........................................                                             $13.05
                                                                                                                     __________
                                                                                                                     __________
    Class B Shares
      ($20,105,797 / 1,539,970 shares)......................................                                             $13.06
                                                                                                                     __________
                                                                                                                     __________
    Class C Shares
      ($87,742 / 6,723 shares)..............................................                                             $13.05
                                                                                                                     __________
                                                                                                                     __________
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
STATEMENT OF OPERATIONS                                                                                  YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                          $1,673,453
    EXPENSES:
      Management fee-Note 2(a)..............................................                      $ 160,860
      Shareholder servicing costs-Note 2(c).................................                        103,832
      Distribution fees-Note 2(b)...........................................                        101,771
      Custodian fees........................................................                          3,641
      Professional fees.....................................................                          3,061
      Prospectus and shareholders' reports..................................                          1,092
      Registration fees.....................................................                            795
      Trustees' fees and expenses-Note 2(d).................................                            356
      Miscellaneous.........................................................                          4,655
                                                                                                     ______
            TOTAL EXPENSES..................................................                        380,063
      Less-reduction in management fee due to
          undertakings-Note 2(a)............................................                         59,898
                                                                                                     ______
            NET EXPENSES....................................................                                             320,165
                                                                                                                      __________
            INVESTMENT INCOME-NET...........................................                                           1,353,288
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized (loss) on investments-Note 3...............................                      $(205,254)
    Net unrealized appreciation on investments..............................                        774,119
                                                                                                     ______
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                             568,865
                                                                                                                     ___________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                          $1,922,153
                                                                                                                     ___________
                                                                                                                     ___________


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                               YEAR ENDED APRIL 30,
                                                                                               ___________________
                                                                                              1995            1996
                                                                                               _______       ______
OPERATIONS:
    Investment income-net...................................................             $  1,478,725   $  1,353,288
    Net realized (loss) on investments......................................                 (508,036)      (205,254)
    Net unrealized appreciation on investments for the year.................                  667,389        774,119
                                                                                            _________    ____________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                1,638,078      1,922,153
                                                                                            _________    ____________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                 (548,712)      (443,972)
      Class B shares........................................................                 (930,013)      (908,818)
      Class C shares........................................................                     -              (498)
                                                                                            _________    ____________
          TOTAL DIVIDENDS...................................................               (1,478,725)    (1,353,288)
                                                                                            _________    ____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                  698,373        326,483
      Class B shares........................................................                4,788,621      2,305,085
      Class C shares........................................................                     -            88,634
    Dividends reinvested:
      Class A shares........................................................                  386,985        316,447
      Class B shares........................................................                  479,506        438,970
      Class C shares........................................................                     -               498
    Cost of shares redeemed:
      Class A shares........................................................               (2,172,832)    (1,482,789)
      Class B shares........................................................               (2,227,045)    (2,436,019)
                                                                                            _________    ____________
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS           1,953,608       (442,691)
                                                                                            =========    ============

            TOTAL INCREASE IN NET ASSETS....................................                2,112,961        126,174
NET ASSETS:
    Beginning of year.......................................................               26,300,762     28,413,723
                                                                                            _________    ____________
    End of year.............................................................              $28,413,723    $28,539,897
                                                                                            _________    ____________
                                                                                            _________    ____________

                                                                      SHARES
                                       _____________________________________________________________________
                                             CLASS A                        CLASS B              CLASS C
                                       ________________________     ________________________   ___________
                                                                                               YEAR ENDED
                                        YEAR ENDED APRIL 30,         YEAR ENDED APRIL 30,      APRIL 30,
                                       ________________________     ________________________
                                            1995       1996            1995    1996               1996*
                                        __________   ________        _______  _______          __________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............              56,480          24,765     380,245     173,357         6,685
    Shares issued for
    dividends reinvested.                30,950          23,848      38,336      33,082            38
    Shares redeemed........            (178,009)       (111,113)   (180,856)   (183,789)           -
                                       ________        _________   _________   _________       ________
          NET INCREASE
            (DECREASE)
            IN SHARES
            OUTSTANDING....             (90,579)        (62,500)    237,725      22,650         6,723
                                       ________        _________   _________   _________       ________
                                       ________        _________   _________   _________       ________
_________________________
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series, including the Georgia Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

    (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax-exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Series has an unused capital loss carryover of approximately $648,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 1996. The carryover does not include net realized securities losses from November 1, 1995 through April 30, 1996 which are treated, for Federal income tax purposes, as arising in fiscal 1997. If not applied, $14,625 of the carryover expires in fiscal 2002, $366,375 of the carryover expires in fiscal 2003 and $267,000 of the carryover expires in fiscal 2004.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. However, the Manager had undertaken from May 1, 1995 through July 6, 1995 to reimburse all fees and expenses of the series (excluding 12b-1 distribution plan fees, Shareholder Services Plan fees and certain expenses as described above), and thereafter through March 17, 1996, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The Manager has currently undertaken from March 18, 1996 through April 30, 1997 to reduce the management fee or reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25 of 1% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $59,898 for the year ended April 30, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $83 during the year ended April 30,1996 from commissions earned on sales of the Series' shares.

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $101,671 was charged to the Series for the Class B shares and $100 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $22,250, $50,835 and $33 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $5,294 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $9,554,141 and $10,052,890, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $333,540, consisting of $612,291 gross unrealized appreciation and $278,751 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, GEORGIA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Georgia Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Georgia Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]

New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF INVESTMENTS                                                                                       APRIL 30, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-98.8%                                                                 AMOUNT           VALUE
                                                                                                      _______         _______
MARYLAND-84.0%
Anne Arundel County,
    Consolidated Water and Sewer 7.75%, 3/15/2008...........................                    $    1,000,000    $ 1,095,570
Baltimore:
    7%, 10/15/2007 (Insured; MBIA)..........................................                         1,500,000      1,740,000
    7.15%, 10/15/2008.......................................................                         1,275,000      1,478,554
    Port Facilities Revenue (Consolidated Coal Sales) 6.50%, 12/1/2010......                         9,740,000     10,484,915
Baltimore City Housing Corp., MFHR, Refunding
    7.25%, 7/1/2023 (Collateralized; FNMA)..................................                         3,245,000      3,386,255
Baltimore County:
    Mortgage Revenue:
      (First Mortgage - Pickersgill) 7.70%, 1/1/2021........................                         3,000,000      3,120,750
      (Refunding - Tindeco Wharf Project) 6.50%, 12/20/2012 (Collateralized; GNMA)                   1,500,000      1,553,940
    PCR Refunding (Bethlehem Steel Corp. Project):
      7.50%, 6/1/2015.......................................................                         3,500,000      3,586,660
      7.55%, 6/1/2017.......................................................                         2,500,000      2,581,650
Gaithersburg, Hospital Facilities Improvement Revenue, Refunding (Shady
Grove)
    6.50%, 9/1/2012 (Insured; FSA)..........................................                        10,000,000     11,005,100
Howard County:
    COP 8.15%, 2/15/2020....................................................                           605,000        797,154
    EDR, Refunding (M.O.R. XIV Associates Project) 7.75%, 6/1/2012..........                         2,500,000      2,669,150
Howard County Metropolitan District 6.125%, 5/15/2023.......................                         2,000,000      2,058,640
Kent County, College Revenue, Refunding (Washington College Project)
    7.70%, 7/1/2018.........................................................                         1,750,000      1,897,052
Maryland Community Development Administration,
    Department of Housing and Community Development:
      MFHR:
          5.95%, 5/15/2013..................................................                         10,000,000    10,006,600
          6.50%, 5/15/2013..................................................                         5,000,000      5,165,300
          8.875%, 5/15/2021.................................................                           360,000        365,069
          7.30%, 5/15/2023..................................................                         2,205,000      2,308,370
          6.85%, 5/15/2033..................................................                         5,000,000      5,126,900
          6.70%, 5/15/2036 (Insured; FHA)...................................                         5,415,000      5,541,982
      Single Family Program:
          7.40%, 4/1/2009...................................................                         1,000,000      1,054,950
          6.95%, 4/1/2011...................................................                         6,125,000      6,385,312
          7.70%, 4/1/2015...................................................                         3,590,000      3,723,979
          6.55%, 4/1/2026...................................................                         7,500,000      7,610,475
          6.75%, 4/1/2026...................................................                         3,650,000      3,723,693
          7.375%, 4/1/2026..................................................                         2,000,000      2,059,000

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT         VALUE
                                                                                                   _______            _______
MARYLAND (CONTINUED)
Maryland Community Development Administration,
    Department of Housing and Community Development (continued):
      Single Family Program (continued):
          Zero Coupon, 4/1/2029.............................................                     $  85,075,000    $ 5,887,190
          7.625%, 4/1/2029..................................................                         7,545,000      7,829,597
          7.45%, 4/1/2032...................................................                         6,410,000      6,686,591
Maryland Department of Transportation, Consolidated Transportation
    6.375%, 9/1/2006........................................................                         5,000,000      5,354,450
Maryland Economic Development Corp., Revenue
    (Health and Mental Hygiene Providers Facilities Acquisition Program):
      8.375%, 3/1/2013......................................................                         4,415,000      4,684,006
      8.75%, 3/1/2017.......................................................                         5,150,000      5,462,863
Maryland Health and Higher Educational Facilities Authority, Revenue:
    (Bon Secours Hospital) 7.375%, 9/1/2017 (Prerefunded 7/1/2000) (a)......                         2,575,000      2,822,406
    (Frederick Memorial Hospital) 5%, 7/1/2023 (Insured; FGIC) (b)..........                         2,870,000      2,506,428
    (Refunding - Doctors Community Hospital) 5.50%, 7/1/2024................                         4,700,000      4,010,181
    (Refunding - Francis Scott Key Medical Center) 5%, 7/1/2023 (Insured; FGIC)                      1,000,000        873,320
    (Refunding - Memorial Hospital of Cumberland) 6.50%, 7/1/2017 (Insured; MBIA)                    1,000,000      1,022,430
    (Refunding - Roland Park Project) 7.75%, 7/1/2012.......................                         2,230,000      2,355,304
    (Refunding - Suburban Hospital) 5.125%, 7/1/2021 (Insured; AMBAC).......                         4,700,000      4,199,732
    (Union Hospital of Cecil County) 6.70%, 7/1/2009........................                         2,320,000      2,381,039
    (University of Maryland Medical Systems):
      7%, 7/1/2022 (Insured; FGIC)..........................................                         4,500,000      5,225,355
      Refunding:
          5.40%, 7/1/2008 (Insured; FGIC)...................................                         2,625,000      2,627,993
          (Northwest Hospital Center) 5.25%, 7/1/2013 (Insured; AMBAC)......                         6,500,000      6,103,955
Maryland Industrial Development Financing Authority, EDR
    (Medical Waste Association) 8.75%, 11/15/2010...........................                           750,000        750,000
Maryland Local Government Insurance Trust, Capitalization Program, COP
    7.125%, 8/1/2009........................................................                         3,250,000      3,551,535
Maryland National Capital Park and Planning Commission,
    Prince Georges County, Refunding
    (Park Aquisition and Development) 5.125%, 7/1/2010......................                         1,990,000      1,917,246
Maryland Stadium Authority, Sports Facility LR 7.60%, 12/15/2019............                         5,250,000      5,739,930
Maryland State and Local Facilities 5.125%, 10/15/2010......................                         4,635,000      4,479,218
Maryland Transportation Authority, Transportation Facilities Project Revenue
    Refunding 5.70%, 7/1/2005...............................................                         3,700,000      3,884,186
Maryland Water Quality Financing Administration, Revolving Loan Fund Revenue:
    6.70%, 9/1/2013 (Prerefunded 9/1/2001) (a)..............................                         1,200,000      1,332,612

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                         APRIL 30, 1996

                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT           VALUE
                                                                                                      _______         _______
MARYLAND (CONTINUED)
Maryland Water Quality Financing Administration,
    Revolving Loan Fund Revenue (continued):
      7.10%, 9/1/2013 (Prerefunded 9/1/2001) (a)............................                        $  600,000     $  676,794
Montgomery County, PCR, Refunding (Potomac Electric Power Company)
    5.375%, 2/15/2024 (Insured; MBIA).......................................                         8,750,000      8,136,538
Montgomery County Housing Opportunities Commission, Revenue:
    Multi-Family Mortgage:
      7.05%, 7/1/2032.......................................................                         2,485,000      2,570,260
      7.375%, 7/1/2032......................................................                         4,630,000      4,831,729
    Single Family Mortgage:
      7.375%, 7/1/2017......................................................                         1,835,000      1,939,228
      6.625%, 7/1/2026......................................................                         3,750,000      3,825,150
Montgomery County Revenue Authority, LR (Olney Indoor Swim Center Project)
    6.30%, 7/15/2012 (Prerefunded 7/15/2000) (a)............................                         2,110,000      2,284,307
Northeast Waste Disposal Authority, Solid Waste Revenue
    (Montgomery County Resource Recovery Project):
      6%, 7/1/2006..........................................................                         6,170,000      6,334,739
      6%, 7/1/2008..........................................................                         3,690,000      3,737,343
      6.20%, 7/1/2010.......................................................                         8,650,000      8,724,304
Prince Georges County:
    Consolidated Public Improvement:
      5.50%, 1/1/2012 (Insured; MBIA).......................................                         3,000,000      2,973,360
      Refunding 6.75%, 7/1/2010 (Prerefunded 7/1/2001) (a)..................                         1,170,000      1,266,069
    PCR, Refunding (Potomac Electric Project):
      5.75%, 3/15/2010......................................................                         5,250,000      5,339,093
      6%, 9/1/2022..........................................................                         3,750,000      3,790,763
Prince Georges County Housing Authority:
    Mortgage Revenue, Refunding:
      (New Keystone Apartment Project) 6.80%, 7/1/2025 (Insured: FHA & MBIA)                         4,300,000      4,467,829
      (Stevenson Apartments Project) 6.35%, 7/20/2020 (Collateralized; GNMA)                         3,000,000      3,055,890
    SFMR 6.60%, 12/1/2025 (Collateralized: FNMA & GNMA).....................                         4,660,000      4,745,464
University of Maryland, System Auxiliary Facility and Tuition Revenue:
    5.375%, 4/1/2009........................................................                         2,500,000      2,502,500
    6.50%, 10/1/2012 (Prerefunded 10/1/2002) (a)............................                         1,420,000      1,575,802
Washington County, Public Improvement
    4.875%, 1/1/2014 (Insured; FGIC)........................................                         1,450,000      1,299,142
Washington Suburban Sanitary District, Refunding
    (Water Supply) 5%, 6/1/2011.............................................                         1,200,000      1,128,996

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT           VALUE
                                                                                                       _______         _______
U. S. RELATED-14.8%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                    $    4,000,000    $ 4,012,160
Guam Power Authority, Revenue 6.30%, 10/1/2012..............................                         3,400,000      3,346,892
Puerto Rico Commonwealth 5.85%, 7/1/2009....................................                         5,000,000      5,046,350
Puerto Rico Commonwealth Aqueduct and Sewer Authority, Revenue, Refunding
    5%, 7/1/2019............................................................                         6,000,000      5,196,420
Puerto Rico Commonwealth Highway and Transportation Authority, Highway Revenue:
    5.40%, 7/1/2006 (Insured; FSA)..........................................                         11,000,000    11,022,770
    5.50%, 7/1/2013.........................................................                         4,000,000      3,822,160
    Refunding:
      5.25%, 7/1/2021 (c)...................................................                         2,500,000      2,206,325
      5%, 7/1/2022..........................................................                         2,080,000      1,764,630
Puerto Rico Public Buildings Authority, Revenue, Refunding 5.70%, 7/1/2009..                         3,500,000      3,543,400
University of Puerto Rico, University Revenue 5.25%, 6/1/2025 (Insured; MBIA)                        7,775,000      7,171,971
                                                                                                                   ____________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $307,100,599)...................                                      $314,552,965
                                                                                                                 ==============
SHORT-TERM MUNICIPAL INVESTMENTS-1.2%
MARYLAND-.1%
Frederick, VRDN 3.90% (LOC; Fuji Bank and Trust Company) (d,e)..............                         $ 300,000       $ 300,000
U.S. RELATED-1.1%
Puerto Rico Electric Power Authority, Power Revenue 3.32% (Insured; FSA) (f)                         3,600,000       3,600,000
                                                                                                                   ____________
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS (cost $3,900,000)....................                                       $ 3,900,000
                                                                                                                 ==============
TOTAL INVESTMENTS-100.0% (cost $311,000,599)................................                                      $318,452,965
                                                                                                                 ==============

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
COP           Certificate of Participation                       LR      Lease Revenue
EDR           Economic Development Revenue                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                         Insurance Corporation
FHA           Federal Housing Administration                     MFHR    Multi-Family Housing Revenue
FNMA          Federal National Mortgage Association              PCR      Pollution Control Revenue
FSA           Financial Security Assurance                       SFMR    Single Family Mortgage Revenue
GNMA          Government National Mortgage Association           VRDN    Variable Rate Demand Notes

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (G)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
____                               ________                       ___________________                ______________________
AAA                                Aaa                            AAA                                        30.8%
AA                                 Aa                             AA                                         35.2
A                                  A                              A                                          21.9
BBB                                Baa                            BBB                                         4.9
F1+ & F1                           MIG1, VMIG1 & P1               SP1 & A1                                     .1
Not Rated (h)                      Not Rated (h)                  Not Rated (h)                               7.1
                                                                                                           __________
                                                                                                            100.0%
                                                                                                           ===========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Wholly held by the custodian in a segregated account as collateral for a delayed-delivery security.
    (c)  Purchased on a delayed-delivery basis.
    (d) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (e)  Secured by letters of credit.
    (f) Inverse floater security - the interest rate is subject to change periodically.
    (g) Fitch currently provides creditworthiness information for a limited number of investments.
    (h) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (i) At April 30, 1996, the Series had $103,850,755 (31.9% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                      APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $311,000,599)-see statement.....................................                                      $318,452,965
    Cash....................................................................                                         1,251,041
    Interest receivable.....................................................                                         5,430,384
    Receivable for investment securities sold...............................                                         2,677,860
    Receivable for shares of Beneficial Interest subscribed.................                                           196,474
    Prepaid expenses........................................................                                             8,469
                                                                                                                     ___________
                                                                                                                    328,017,193
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                $   147,272
    Due to Distributor......................................................                     83,750
    Payable for investment securities purchased.............................                  2,242,850
    Payable for shares of Beneficial Interest redeemed......................                   393,595
    Accrued expenses........................................................                    65,973                 2,933,440
                                                                                           ____________            _____________
NET ASSETS..................................................................                                        $325,083,753
                                                                                                                   =============
REPRESENTED BY:
    Paid-in capital.........................................................                                        $314,643,536
    Accumulated undistributed net realized gain on investments..............                                           2,987,851
    Accumulated net unrealized appreciation on investments-Note 3...........                                           7,452,366
                                                                                                                     ___________
NET ASSETS at value.........................................................                                        $325,083,753
                                                                                                                   =============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         22,367,145
                                                                                                                   =============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         3,244,429
                                                                                                                   =============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                             2,094
                                                                                                                  =============
NET ASSET VALUE per share:
    Class A Shares
      ($283,877,760 / 22,367,145 shares)....................................                                           $12.69
                                                                                                                      ========
    Class B Shares
      ($41,179,420 / 3,244,429 shares)......................................                                           $12.69
                                                                                                                      ========
    Class C Shares
      ($26,573 / 2,094 shares)..............................................                                           $12.69
                                                                                                                      ========

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF OPERATIONS                                                                                YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $ 20,680,770
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $  1,852,002
      Shareholder servicing costs-Note 2(c).................................                      1,067,466
      Distribution fees-Note 2(b)...........................................                        194,102
      Professional fees.....................................................                         48,325
      Custodian fees........................................................                         36,892
      Prospectus and shareholders' reports..................................                         13,072
      Registration fees.....................................................                          6,769
      Trustees' fees and expenses-Note 2(d).................................                          4,732
      Miscellaneous.........................................................                         23,089
                                                                                                  ___________
            TOTAL EXPENSES..................................................                                         3,246,449
                                                                                                                    ____________
            INVESTMENT INCOME-NET...........................................                                        17,434,321
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                         $4,318,992
    Net unrealized appreciation on investments..............................                         1,867,438
                                                                                                  ___________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                         6,186,430
                                                                                                                    ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $23,620,751
                                                                                                                  =============
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    YEAR ENDED APRIL 30,
                                                                                              ________________________________
                                                                                                  1995                1996
                                                                                            ______________       ______________
OPERATIONS:
    Investment income-net...................................................                 $  19,487,297       $  17,434,321
    Net realized gain on investments........................................                       874,479           4,318,992
    Net unrealized appreciation on investments for the year.................                       276,297           1,867,438
                                                                                            ______________       ______________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                    20,638,073          23,620,751
                                                                                            ______________       ______________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                   (17,819,972)        (15,612,512)
      Class B shares........................................................                    (1,667,325)         (1,821,592)
      Class C shares........................................................                        -                    (217)
    Net realized gain on investments:
      Class A shares........................................................                        -              (1,739,958)
      Class B shares........................................................                        -                (229,505)
      Class C shares........................................................                        -                      (6)
                                                                                            ______________       ______________
          TOTAL DIVIDENDS...................................................                  (19,487,297)         (19,403,790)
                                                                                            ______________       ______________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                   15,871,084           11,106,487
      Class B shares........................................................                    7,200,284            7,992,863
      Class C shares........................................................                         -                  27,000
    Dividends reinvested:
      Class A shares........................................................                   11,260,663           11,154,241
      Class B shares........................................................                    1,087,620             1,358,026
      Class C shares........................................................                        -                       219
    Cost of shares redeemed:
      Class A shares........................................................                 (61,788,292)           (44,093,946)
      Class B shares........................................................                  (3,903,364)            (3,601,826)
                                                                                            ______________       ______________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                 (30,272,005)           (16,056,936)
                                                                                            ______________       ______________
            TOTAL (DECREASE) IN NET ASSETS..................................                 (29,121,229)           (11,839,975)
NET ASSETS:
    Beginning of year.......................................................                 366,044,957            336,923,728
                                                                                            ______________       ______________
    End of year.............................................................                 $336,923,728          $325,083,753
                                                                                             ============         ==============

                                                                              SHARES
                                       ___________________________________________________________________________________
                                                     CLASS A                          CLASS B                  CLASS C
                                       _____________________________           ____________________        _______________
                                                                                                            YEAR ENDED
                                              YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,          APRIL 30,
                                       _____________________________           ____________________         ____________

                                            1995             1996            1995             1996              1996*
                                         _________          _______          _______         _______          _______
CAPITAL SHARE TRANSACTIONS:
    Shares sold............             1,283,464           860,692         582,210          620,596            2,077
    Shares issued for
      dividends reinvested.               913,405            863,509         88,247          105,093              17
    Shares redeemed........           (5,049,171)         (3,429,459)      (321,839)        (279,793)              -
                                         _________          _______          _______         _______          _______
          NET INCREASE
            (DECREASE)
            IN SHARES
            OUTSTANDING....           (2,852,302)         (1,705,258)       348,618           445,896          2,094
                                     ============       ============      ==========       ==========       ============
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
FINANCIAL HIGHLIGHTS

Reference is made to pages 6-27 of the Fund's Prospectus dated September 3,1996.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Maryland Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $1,197 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $194,067 was charged to the Series for the Class B shares and $35 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the year ended April 30, 1996, $744,774, $97,033 and $12 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $62,934 for the period from December 1, 1995 through April 30, 1996.

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $137,715,503 and $160,233,158, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $7,452,366, consisting of $10,271,631 gross unrealized appreciation and $2,819,265 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, MARYLAND SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Maryland Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Maryland Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]

New York, New York
June 5, 1996

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
STATEMENT OF INVESTMENTS                                                                                     APRIL 30, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                              AMOUNT            VALUE
                                                                                                    _______          _______
MASSACHUSETTS-81.7%
Boston Industrial Development Financing Authority, Sewer Facility Revenue
    (Harbor Electric Energy Co. Project) 7.375%, 5/15/2015..................                      $  2,500,000   $  2,681,625
Leominster 7.50%, 4/1/2009 (Insured; MBIA, Prerefunded 4/1/2000) (a)........                         1,275,000      1,430,193
Lynn Water and Sewer Commission, General Revenue
    7.25%, 12/1/2010 (Insured; MBIA, Prerefunded 12/1/2000) (a).............                         1,000,000      1,125,740
Massachusetts Bay Transportation Authority:
    7%, 3/1/2021............................................................                         1,000,000      1,141,620
    7.053%, 3/1/2021 (Insured; MBIA) (b,c)..................................                         2,300,000      1,940,625
Massachusetts Commonwealth:
    7.25%, 3/1/2000 (Insured; FGIC).........................................                           650,000        721,903
    7%, 8/1/2012 (Prerefunded 8/1/2001) (a).................................                         1,850,000      2,074,368
Massachusetts Education Loan Authority, Education Loan Revenue
    7.75%, 1/1/2008 (Insured; MBIA).........................................                         1,220,000      1,240,923
Massachusetts Health and Educational Facilities Authority, Revenue:
    (Cooley Dickinson Hospital) 5.50%, 11/15/2018 (Insured; AMBAC)..........                         3,500,000      3,274,915
    (Medical Center of Central Massachusetts) 7.10%, 7/1/2021...............                         1,000,000      1,064,500
    (New England Deaconess Hospital) 6.875%, 4/1/2022.......................                         6,000,000      6,271,020
    (Refunding - Milton Hospital) 7%, 7/1/2016 (Insured; MBIA)..............                         2,050,000      2,209,613
    (South Shore Hospital) 7.50%, 7/1/2020
      (Insured; MBIA, Prerefunded 7/1/2000) (a).............................                         2,000,000      2,253,540
    (University Hospital) 7.25%, 7/1/2019 (Insured; MBIA)...................                         2,750,000      2,995,988
Massachusetts Housing Finance Agency, Single Family Housing Revenue:
    7.80%, 12/1/2005........................................................                           875,000         922,197
    7.90%, 6/1/2014.........................................................                           880,000         932,738
    7.95%, 6/1/2023.........................................................                         1,930,000       2,033,969
Massachusetts Industrial Finance Agency, Revenue:
    (Brooks School) 5.95%, 7/1/2023.........................................                         1,000,000         980,770
    (Provider Lease Program) 8.75%, 7/15/2009...............................                           685,000         722,504
    (Water Treatment - American Hingham) 6.95%, 12/1/2035...................                         3,000,000       3,011,580
Massachusetts Municipal Wholesale Electric Co., Power Supply Systems Revenue
    6.125%, 7/1/2019........................................................                         1,200,000       1,180,920
Massachusetts Port Authority, Revenue:
    Refunding 5%, 7/1/2018..................................................                         3,680,000       3,250,213
    Special Project (Harborside Hyatt) 10%, 3/1/2026........................                         3,000,000       3,369,570
Massachusetts Water Pollution Abatement Trust (Pool Loan Program) 5.70%, 2/1/2015                    1,300,000      1,292,317
Massachusetts Water Resources Authority:
    7.625%, 4/1/2014 (Prerefunded 4/1/2000) (a).............................                           750,000        844,905
    5%, 12/1/2016 (Insured; MBIA)...........................................                         3,000,000      2,701,920
    5%, 12/1/2025 (Insured; MBIA)...........................................                         5,400,000      4,699,782
South Essex Sewer District, Refunding 5.25%, 6/15/2024 (Insured; MBIA)......                         1,000,000        913,140

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT         VALUE
                                                                                                     _______        _______
U. S. RELATED-18.3%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                      $  1,500,000   $  1,504,560
Puerto Rico Commonwealth:
    5.40%, 7/1/2025.........................................................                         2,000,000      1,811,340
    Public Improvement 6.80%, 7/1/2021 (Prerefunded 7/1/2002) (a)...........                         1,000,000      1,122,000
    Refunding:
      6%, 7/1/2014..........................................................                         2,000,000      1,972,620
      5.375%, 7/1/2022 (Insured; MBIA)......................................                         2,500,000      2,352,825
Puerto Rico Commonwealth Highway and Transportation Authority,
    Highway Revenue:
      6.573%, 7/1/2009 (b)..................................................                         1,000,000        905,000
      6.673%, 7/1/2010 (b)..................................................                         1,000,000        897,500
Puerto Rico Public Buildings Authority,
    Guaranteed Government Facilities Revenue 6.25%, 7/1/2015 (Insured; AMBAC)                        1,100,000      1,177,231
Virgin Islands Public Finance Authority, Revenue, Refunding
    7.25%, 10/1/2018........................................................                         1,000,000      1,052,270
                                                                                                                    __________
TOTAL INVESTMENTS (cost $69,082,072)........................................                                       $70,078,444
                                                                                                                  ============

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation    MBIA        Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                           Insurance Corporation

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____                              _______                        _______________                     _____________________
AAA                                Aaa                            AAA                                       46.2%
AA                                 Aa                             AA                                        10.2
A                                  A                              A                                         23.5
BBB                                Baa                            BBB                                       12.8
Not Rated (e)                      Not Rated (e)                  Not Rated (e)                              7.3
                                                                                                           ________
                                                                                                           100.0%
                                                                                                         =========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse floater security-the interest rate is subject to change periodically.
    (c) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 1996, this security amounted to $1,940,625 or 2.6% of net assets.
    (d) Fitch currently provides creditworthiness information for a limited number of investments.
    (e) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (f) At April 30, 1996, 32.2% of the Series' net assets are insured by MBIA.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                      APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $69,082,072)-see statement......................................                                       $70,078,444
    Cash....................................................................                                         2,505,274
    Interest receivable.....................................................                                         1,377,601
    Receivable for shares of Beneficial Interest subscribed.................                                           188,009
    Prepaid expenses........................................................                                             2,191
                                                                                                                    ____________
                                                                                                                     74,151,519
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                      $33,389
    Due to Distributor......................................................                       17,331
    Accrued expenses........................................................                       33,135               83,855
                                                                                                ____________        ____________
NET ASSETS..................................................................                                       $74,067,664
                                                                                                                   ============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $71,387,032
    Accumulated undistributed net realized gain on investments..............                                         1,684,260
    Accumulated net unrealized appreciation on investments-Note 3...........                                           996,372
                                                                                                                    ____________
NET ASSETS at value.........................................................                                       $74,067,664
                                                                                                                   ============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         5,985,415
                                                                                                                   ============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                           457,347
                                                                                                                   ============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                                89
                                                                                                                   ============
NET ASSET VALUE per share:
    Class A Shares
      ($68,812,117 / 5,985,415 shares)......................................                                            $11.50
                                                                                                                       =======
    Class B Shares
      ($5,254,525 / 457,347 shares).........................................                                            $11.49
                                                                                                                       =======
    Class C Shares
      ($1,022 / 89 shares)..................................................                                            $11.48
                                                                                                                       =======
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
STATEMENT OF OPERATIONS                                                                                 YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $5,011,570
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $    423,126
      Shareholder servicing costs-Note 2(c).................................                        248,839
      Distribution fees-Note 2(b)...........................................                         24,282
      Professional fees.....................................................                         10,940
      Custodian fees........................................................                          8,595
      Prospectus and shareholders' reports..................................                          3,544
      Registration fees.....................................................                          2,902
      Trustees' fees and expenses-Note 2(d).................................                          1,020
      Miscellaneous.........................................................                         14,320
                                                                                               ______________
            TOTAL EXPENSES..................................................                                            737,568
                                                                                                                     ___________
            INVESTMENT INCOME-NET...........................................                                          4,274,002
REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                    $ 2,354,880
    Net unrealized (depreciation) on investments............................                     (2,363,586)
                                                                                               ______________
            NET REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS...............                                             (8,706)
                                                                                                                     ___________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                         $4,265,296
                                                                                                                   =============


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                   YEAR ENDED APRIL 30,
                                                                                         ____________________________________
                                                                                              1995                    1996
                                                                                          ___________              ___________
OPERATIONS:

    Investment income-net...................................................             $   4,665,750           $   4,274,002
    Net realized gain (loss) on investments.................................                 (120,750)               2,354,880
    Net unrealized (depreciation) on investments for the year...............                 (311,459)              (2,363,586)
                                                                                         ____________              ____________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                4,233,541                4,265,296
                                                                                         ____________              ____________
DIVIDENDS TO SHAREHOLDERS:
    From investment income-net:
      Class A shares........................................................              (4,451,783)               (4,029,063)
      Class B shares........................................................                (213,967)                 (244,904)
      Class C shares........................................................                      -                         (35)
    From net realized gain on investments:
      Class A shares........................................................                      -                   (164,269)
      Class B shares........................................................                      -                    (11,333)
      Class C shares........................................................                                                (2)
    In excess of net realized gain on investments:
      Class A shares........................................................                 (343,505)                      -
      Class B shares........................................................                  (17,797)                      -
      Class C shares........................................................                      -                         -
                                                                                         ____________              ____________
          TOTAL DIVIDENDS...................................................              (5,027,052)               (4,449,606)
                                                                                         ____________              ____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                4,730,079               2,996,973
      Class B shares........................................................                1,042,859               1,256,028
      Class C shares........................................................                    -                       1,000
    Dividends reinvested:
      Class A shares........................................................                2,596,861               2,291,472
      Class B shares........................................................                  123,653                 142,581
      Class C shares........................................................                    -                          37
    Cost of shares redeemed:
      Class A shares........................................................              (10,711,882)             (9,062,697)
      Class B shares........................................................                 (603,243)                (324,846)
                                                                                         ____________              ____________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....               (2,821,673)              (2,699,452)
                                                                                         ____________              ____________
            TOTAL (DECREASE) IN NET ASSETS..................................               (3,615,184)              (2,883,762)
NET ASSETS:
    Beginning of year......................................................                80,566,610                76,951,426
                                                                                         ____________              ____________
    End of year...........................................................               $ 76,951,426              $ 74,067,664
                                                                                       ==============            ================

                                                                              SHARES
                                       ___________________________________________________________________________________
                                                     CLASS A                          CLASS B                  CLASS C
                                       _____________________________           ____________________        _______________
                                                                                                            YEAR ENDED
                                              YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,          APRIL 30,
                                       _____________________________           ____________________        _________________
                                            1995             1996            1995             1996              1996*
                                         _________          _______         _______          _______           _______
CAPITAL SHARE TRANSACTIONS:
    Shares sold............                413,848          255,371         90,978           106,403             86
    Shares issued for
      dividends reinvested.                228,208          194,345         10,873           12,098               3
    Shares redeemed........               (939,699)        (771,980)       (53,757)         (27,545)              -
                                         _________          _______         _______          _______           _______
      NET INCREASE
          (DECREASE) IN
          SHARES OUTSTANDING              (297,643)        (322,264)        48,094           90,956               89
                                        =============     ===========      ========        ===========        ===========
____________________
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
FINANCIAL HIGHLIGHTS

     Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Massachusetts Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $825 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $24,276 was charged to the Series for the Class B shares and $6 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $180,190, $12,138 and $2 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $13,747 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $26,612,251 and $33,956,985, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $996,372, consisting of $2,696,274 gross unrealized appreciation and $1,699,902 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).


PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, MASSACHUSETTS SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Massachusetts Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Massachusetts Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]

New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF INVESTMENTS                                                                                       APRIL 30, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-99.4%                                                                AMOUNT           VALUE
                                                                                                     _______          _______
MICHIGAN-98.0%
Brighton Area School District, Refunding:
    Zero Coupon, 5/1/2014 (Insured; AMBAC)..................................                      $  8,000,000    $ 2,702,560
    Zero Coupon, 5/1/2020 (Insured; AMBAC)..................................                         5,000,000      1,157,400
Byron Center Public Schools, Refunding 5.875%, 5/1/2024 (Insured; MBIA) (a).                         3,400,000      3,344,954
Capital Region Airport Authority, Airport Revenue
    6.70%, 7/1/2021 (Insured; MBIA).........................................                         2,500,000      2,615,550
Chelsea School District 6%, 5/1/2015 (Insured; FGIC) (a)....................                         1,625,000      1,645,101
Chippewa Valley Schools, Refunding 7%, 5/1/2010 (Prerefunded 5/1/2001) (b)..                         1,275,000      1,424,303
Clarkston Community School 5.75%, 5/1/2016 (Insured; FGIC)..................                         1,340,000      1,321,990
Detroit:
    (Development Area No. 1) 7.60%, 7/1/2010................................                         4,150,000      4,599,445
    (Unlimited Tax) 6.35%, 4/1/2014.........................................                         3,325,000      3,236,455
    Water Supply Systems Revenue, Refunding:
      4.75%, 7/1/2019 (Insured; FGIC).......................................                         2,500,000      2,099,000
      8.79%, 7/1/2022 (Insured; FGIC) (c)...................................                         1,500,000      1,578,750
Ferris State University, Revenue, Refunding 5.25%, 10/1/2020 (Insured; MBIA)                         1,200,000      1,103,328
Flat Rock Community School District 5.25%, 5/1/2018 (Insured; MBIA).........                         1,500,000      1,383,315
Grand Ledge Public School District, Refunding 5.375%, 5/1/2024 (Insured; MBIA)                       1,000,000      930,420
Grand Rapids Housing Finance Authority, Multi-Family Revenue, Refunding
    7.625%, 9/1/2023 (Collateralized; FNMA).................................                         1,000,000      1,086,810
Huron Valley School District, Refunding:
    Zero Coupon, 5/1/2018 (Insured; FGIC)...................................                         6,370,000      1,665,755
    6.125%, 5/1/2020 (Insured; FGIC)........................................                         1,735,000      1,772,285
Iron Mountain City School District, Refunding 5.125%, 5/1/2021 (Insured; AMBAC)                      1,000,000        905,990
Kalamazoo Hospital Finance Authority, Hospital Facilities Revenue, Refunding
    (Borgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)................                         2,000,000      2,121,860
Kent County, Airport Revenue (Kent County International Airport):
    5.90%, 1/1/2012.........................................................                         1,145,000      1,134,512
    5.90%, 1/1/2013.........................................................                         1,095,000      1,078,925
Lake Orion Community School District:
    5.25%, 5/1/2021 (Insured; FSA) (d)......................................                         1,400,000      1,284,360
    Refunding 5.80%, 5/1/2015 (Insured; AMBAC)..............................                         2,085,000      2,057,853
Lapeer Economic Development Corp., Ltd. Obligation Revenue
    (Lapeer Health Services Project) 8.625%, 2/1/2020 (Prerefunded 2/1/2000) (b)                     2,000,000      2,290,500
Leslie Public School (Ingham and Jackson Counties School Building and Site)
    Refunding 6%, 5/1/2015 (Insured; AMBAC).................................                         1,000,000      1,013,260
Mason Public Schools District 5.40%, 5/1/2021 (Insured; FGIC)...............                         1,760,000      1,655,544

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT           VALUE
                                                                                                      _______         _______
MICHIGAN (CONTINUED)
Michigan Building Authority, Revenue 6.75%, 10/1/2007 (Insured; AMBAC) (a)..                       $ 1,600,000   $  1,755,488
Michigan Higher Education Student Loan Authority, Student Loan Revenue:
    6.875%, 10/1/2007 (Insured; AMBAC)......................................                         2,250,000      2,287,890
    7.55%, 10/1/2008 (Insured; MBIA)........................................                         1,625,000      1,662,537
    6.125%, 9/1/2010........................................................                         1,520,000      1,499,906
Michigan Hospital Finance Authority, HR:
    (Crittenton Hospital) 6.70%, 3/1/2007...................................                         2,250,000      2,316,083
    (Daughters of Charity National Health Systems-Providence Hospital) 7%, 11/1/2021                 2,700,000      2,868,723
    Refunding:
      (Daughters of Charity National Health Systems-Providence Hospital)
          5.25%, 11/1/2015..................................................                         3,700,000      3,389,459
      (Detroit Medical Center) 8.125%, 8/15/2012............................                           220,000        236,898
      (Genesys Health Systems) 8.125%, 10/1/2021............................                         5,000,000      5,420,450
      (Henry Ford Health System) 5.25%, 11/15/2025..........................                         8,500,000      7,510,770
      (Middle Michigan Obligation Group) 6.625%, 6/1/2010...................                         2,000,000      2,029,040
      (Sinai Hospital of Greater Detriot) 6.70%, 1/1/2026...................                         2,500,000      2,475,850
      (Sisters of Mercy Health Corp.):
          6.25%, 2/15/2009 (Insured; FSA)...................................                         1,065,000      1,116,674
          5.375%, 8/15/2014 (Insured; MBIA).................................                         1,340,000      1,258,233
Michigan Housing Development Authority:
    (Home Improvement Program) 7.65%, 12/1/2012.............................                         2,150,000      2,264,789
    MFHR 8.375%, 7/1/2019 (Insured; FGIC)...................................                         1,550,000      1,632,351
    Rental Housing Revenue:
      6.50%, 4/1/2006.......................................................                         2,000,000      2,085,340
      7.70%, 4/1/2023 (Insured; FSA)........................................                         4,185,000      4,434,384
    SFMR:
      7.55%, 12/1/2014......................................................                           105,000        105,392
      7.50%, 6/1/2015.......................................................                         2,355,000      2,485,679
      7.75%, 12/1/2019......................................................                         2,480,000      2,588,128
      6.95%, 12/1/2020......................................................                         1,750,000      1,842,173
Michigan Municipal Bond Authority, Revenue (State Revolving Fund):
    6.50%, 10/1/2014........................................................                         2,500,000      2,664,475
    6.50%, 10/1/2017........................................................                         3,500,000      3,674,020
Michigan Strategic Fund:
    Ltd. Obligation Revenue:
      (Northeastern Community Mental Health Foundation) 8.25%, 1/1/2009.....                         1,495,000      1,548,536
      Refunding (Ledyard Association Ltd. Partnership Project)
          6.25%, 10/1/2011 (Insured; ITT Lyndon Property Insurance Co.).....                         3,075,000      3,140,559
    Solid Waste Disposal Revenue Refunding
      (Genesee Power Station Project) 7.50%, 1/1/2021.......................                         3,000,000      3,011,790

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT          VALUE
                                                                                                      _______         _______
MICHIGAN (CONTINUED)

Monroe County:
    PCR (Detroit Edison Project):
      7.50%, 12/1/2019 (Insured; AMBAC).....................................                      $  4,650,000    $ 5,117,185
      7.875%, 12/1/2019.....................................................                         2,720,000      2,950,275
      7.65%, 9/1/2020 (Insured; FGIC).......................................                         2,250,000      2,476,575
      6.55%, 6/1/2024 (Insured; MBIA).......................................                         1,700,000      1,756,831
    Water Supply Systems (Frenchtown Charter Township Water Treatment
      and Distribution Systems) 6.50%, 5/1/2013.............................                         2,500,000      2,614,725
Monroe County Economic Development Corp., Ltd. Obligation Refunding, Revenue
    (Detroit Edison Co. Project) 6.95%, 9/1/2022 (Insured; FGIC)............                         2,000,000      2,292,000
Muskegon Public Schools 5.25%, 5/1/2013 (Insured; FGIC).....................                         2,100,000      1,990,317
Nice Community School District of Marquette and Baraga Counties
    5.25%, 5/1/2016 (Insured; MBIA).........................................                         1,950,000      1,799,070
Northville, Special Assessment (Wayne County) 7.875%, 1/1/2006..............                         1,685,000      1,837,779
Northwestern Michigan College, Community College Improvement Revenue,
Refunding
    7%, 7/1/2011............................................................                         1,800,000      1,913,166
Novi Community School District 5.30%, 5/1/2021 (Insured; FGIC) (d)..........                         6,600,000      6,097,806
Oakland County Economic Development Corp., Ltd. Obligation Revenue
    (Pontiac Osteopathic Hospital Project)
    9.625%, 1/1/2020 (Prerefunded 1/1/2000) (b).............................                         1,630,000      1,922,080
Oxford Area Community School District, Building and Site
    5.40%, 5/1/2025 (Insured; FGIC).........................................                         1,000,000        936,860
Riverview Community School District, Refunding:
    5.25%, 5/1/2014 (Insured; AMBAC)........................................                         2,000,000      1,862,260
    5.25%, 5/1/2021 (Insured; AMBAC)........................................                         2,000,000      1,834,800
Rockford Public Schools, Refunding (Kent County School Building and Site)
    7.375%, 5/1/2019 (Prerefunded 5/1/2000) (b).............................                         2,000,000      2,218,240
Romulus Community Schools, Refunding:
    5.125%, 5/1/2017 (Insured; FGIC)........................................                         4,650,000      4,253,262
    Capital Appreciation Zero Coupon, 5/1/2019 (Insured; FGIC)..............                         2,390,000        588,012
Romulus Economic Development Corp., Ltd. Obligation EDR
    Refunding (Romulus Hir Ltd. Partnership Project)
    7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.)..............                         3,700,000      3,943,053
Saint Johns Public Schools 5.625%, 5/1/2020 (Insured; FGIC).................                         2,500,000      2,420,125
Sandusky Community School District, Refunding 5.25%, 5/1/2021 (Insured; AMBAC)                       1,000,000        917,400
South Lyon Community Schools (School Building) 6.375%, 5/1/2018.............                         1,500,000      1,554,045

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT           VALUE
                                                                                                      _______         _______
MICHIGAN (CONTINUED)
Traverse City Area Public Schools (Building and Site)
    5.70%, 5/1/2020 (Insured; MBIA).........................................                       $ 5,000,000    $  4,888,150
Wayne Charter County, Special Airport Facilities Revenue, Refunding
    (Northwest Airlines Inc.) 6.75%, 12/1/2015..............................                         5,000,000       4,995,850
U.S. RELATED-1.4%
Puerto Rico Housing Finance Corp., MFMR
    7.50%, 4/1/2022 (LOC; Government Development Bank) (e)..................                         2,510,000       2,646,971
                                                                                                                  ______________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $175,510,898).....................................................                                       $180,342,679
                                                                                                                  ==============
SHORT-TERM MUNICIPAL INVESTMENT-.6%
MICHIGAN;
Midland County Economic Development Corp., Economic Development Limited Obligation
    Revenue, Refunding, VRDN (Dow Chemical Corp.) 4% (f)
    (cost $1,000,000).......................................................                       $ 1,000,000     $ 1,000,000
                                                                                                                  ==============
TOTAL INVESTMENTS-100.0%
    (cost $176,510,898).....................................................                                      $181,342,679
                                                                                                                  ==============

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA    Municipal Bond Investors Assurance
EDR           Economic Development Revenue                                   Insurance Corporation
FGIC          Financial Guaranty Insurance Company               MFHR    Multi-Family Housing Revenue
FNMA          Federal National Mortgage Association              MFMR    Multi-Family Mortgage Revenue
FSA           Financial Security Assurance                       PCR     Pollution Control Revenue
HR            Hospital Revenue                                   SFMR    Single Family Mortgage Revenue
LOC           Letter of Credit                                   VRDN    Variable Rate Demand Notes

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (G)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____                              _____                          _________________                   ______________________
AAA                                Aaa                            AAA                                       46.7%
AA                                 Aa                             AA                                        17.3
A                                  A                              A                                         13.2
BBB                                Baa                            BBB                                       10.0
F1                                 MIG1                           SP1                                         .6
Not Rated (h)                      Not Rated (h)                  Not Rated (h)                             12.2
                                                                                                           ________
                                                                                                            100.0%
                                                                                                           =========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Held by the custodian in a segregated account as collateral for a delayed-delivery security.
    (b) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (c) Inverse floater security - the interest rate is subject to change periodically.
    (d)  Purchased on a delayed-delivery basis.
    (e)  Secured by letters of credit.
    (f) Security payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (g) Fitch currently provides creditworthiness information for a limited number of investments.
    (h) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (i) At April 30, 1996, the Series had $61,403,484 (33.1% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from city municipal projects.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                         APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $176,510,898)-see statement.....................................                                      $181,342,679
    Receivable for investment securities sold...............................                                         6,402,083
    Interest receivable.....................................................                                         3,891,829
    Receivable for shares of Beneficial Interest subscribed.................                                             9,268
    Prepaid expenses........................................................                                             6,558
                                                                                                                    ___________
                                                                                                                   191,652,417
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                 $     84,311
    Due to Distributor......................................................                       46,194
    Payable for investment securities purchased.............................                    5,546,040
    Payable for shares of Beneficial Interest redeemed......................                      151,155
    Accrued expenses and other liabilities..................................                      122,794            5,950,494
                                                                                                 ____________      ____________
NET ASSETS..................................................................                                      $185,701,923
                                                                                                                  =============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $178,271,945
    Accumulated undistributed net realized gain on investments..............                                         2,598,197
    Accumulated net unrealized appreciation on investments-Note 3...........                                         4,831,781
                                                                                                                    ___________
NET ASSETS at value.........................................................                                      $185,701,923
                                                                                                                  =============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        10,992,391
                                                                                                                  =============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,256,241
                                                                                                                  =============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                             8,764
                                                                                                                        =======
NET ASSET VALUE per share:
    Class A Shares
      ($166,537,676 / 10,992,391 shares)....................................                                            $15.15
                                                                                                                        =======
    Class B Shares
      ($19,031,405 / 1,256,241 shares)......................................                                            $15.15
                                                                                                                        =======
    Class C Shares
      ($132,842 / 8,764 shares).............................................                                            $15.16
                                                                                                                        =======



See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF OPERATIONS                                                                                YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $12,183,096
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $ 1,067,900
      Shareholder servicing costs-Note 2(c).................................                       643,363
      Distribution fees-Note 2(b)...........................................                        92,339
      Professional fees.....................................................                        26,897
      Custodian fees........................................................                        21,558
      Prospectus and shareholders' reports..................................                        17,979
      Registration fees.....................................................                        2,905
      Trustees' fees and expenses-Note 2(d).................................                        2,496
      Miscellaneous.........................................................                       17,727
                                                                                              ____________
            TOTAL EXPENSES..................................................                                         1,893,164
                                                                                                                   ____________
            INVESTMENT INCOME-NET...........................................                                         10,289,932
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                  $ 4,253,950
    Net unrealized (depreciation) on investments............................                  (1,629,095)
                                                                                              ____________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                         2,624,855
                                                                                                                   ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $12,914,787
                                                                                                                  ============


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                 YEAR ENDED APRIL 30,
                                                                                        ____________________________________
                                                                                              1995                  1996
                                                                                         ____________            ____________
OPERATIONS:
    Investment income-net...........................................                     $  10,969,293           $  10,289,932
    Net realized gain on investments........................................                 1,828,821               4,253,950
    Net unrealized (depreciation) on investments for the year...............                  (818,115)             (1,629,095)
                                                                                          ____________             ____________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                11,979,999              12,914,787
                                                                                          ____________             ____________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................               (10,186,162)             (9,401,220)
      Class B shares........................................................                  (783,131)               (886,953)
      Class C shares........................................................                       -                    (1,759)
    Net realized gain on investments:
      Class A shares........................................................                (2,793,660)             (2,113,095)
      Class B shares........................................................                  (239,175)               (230,061)
      Class C shares........................................................                       -                       (13)
                                                                                          ____________             ____________
          TOTAL DIVIDENDS...................................................               (14,002,128)            (12,633,101)
                                                                                          ____________             ____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                10,587,097               6,590,274
      Class B shares........................................................                 4,942,392               4,290,323
      Class C shares........................................................                       -                   135,546
    Dividends reinvested:
      Class A shares........................................................                 7,582,697               6,818,746
      Class B shares........................................................                   656,238                 688,066
      Class C shares........................................................                       -                     1,816
      Cost of shares redeemed:
      Class A shares........................................................               (27,084,772)            (23,824,458)
      Class B shares........................................................                (2,852,874)             (2,354,777)
                                                                                          ____________             ____________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                (6,169,222)             (7,654,464)
                                                                                          ____________             ____________
            TOTAL (DECREASE) IN NET ASSETS..................................                (8,191,351)             (7,372,778)
NET ASSETS:
    Beginning of year......................................................                201,266,052             193,074,701
                                                                                          ____________             ____________
    End of year.............................................................              $193,074,701            $185,701,923
                                                                                          =============            ============

                                                                              SHARES
                                       ___________________________________________________________________________________
                                                     CLASS A                          CLASS B                  CLASS C
                                       _____________________________           ____________________        _______________
                                                                                                            YEAR ENDED
                                              YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,          APRIL 30,
                                       _____________________________           ____________________

                                            1995             1996            1995             1996              1996*
                                         _________          _______         _______          _______           _______
CAPITAL SHARE TRANSACTIONS:
    Shares sold............               701,669          424,521         327,697           276,378            8,647
    Shares issued for
      dividends reinvested.               511,163          437,436          44,292            44,106              117
    Shares redeemed........            (1,819,806)      (1,537,548)       (191,401)         (152,659)               -
                                         _________          _______         _______          _______           _______
      NET INCREASE
          (DECREASE) IN
          SHARES OUTSTANDING            (606,974)        (675,591)         180,588           167,825            8,764
                                       ==========       ===========       =========         =========         ==========
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.

See notes to financial statements.


PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series, including the Michigan Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax-exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $5,680 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $92,044 was charged to the Series for the Class B shares and $295 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $439,289, $46,022 and $98 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $39,610 for the period from December 1, 1995 through April 30, 1996.

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $108,216,959 and $116,812,970, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $4,831,781, consisting of $7,151,570 gross unrealized appreciation and $2,319,789 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, MICHIGAN SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Michigan Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Michigan Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]

New York, New York
June 5, 1996

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF INVESTMENTS                                                                                       APRIL 30, 1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-99.9%                                                         AMOUNT           VALUE
                                                                                            _______________   _________________
MINNESOTA-91.1%
Anoka County:
    Resources Recovery Revenue (Northern States Power Co.) 7.15%, 12/1/2008.                    $    1,150,000  $    1,227,062
    Solid Waste Disposal Revenue (United Power Association Project)
      6.95%, 12/1/2008 (Guaranteed; National Rural Utilities
      Cooperative Finance Corp.)............................................                         3,825,000      4,054,500
Burnsville, MFHR Refunding (Conventry Court Apartments)
    7.50%, 9/1/2027 (Insured; FHA)..........................................                         2,250,000      2,358,788
Burnsville Independent School District Number 191 5.125%, 2/1/2015..........                         3,875,000      3,617,894
Dakota County Housing and Redevelopment Authority, South-Saint Paul
    Revenue Refunding (Single Family-GNMA Program) 8.10%, 9/1/2012..........                           155,000        164,438
Duluth Economic Development Authority, Health Care Facilities Revenue
    (Benedictine Health-Saint Mary's Project)
    8.375%, 2/15/2020 (Prerefunded 2/15/2000) (a)...........................                         2,500,000      2,872,900
Eagan, MFHR Refunding (Forest Ridge Apartments) 7.50%, 9/1/2017 (Insured; FHA)                       1,000,000      1,056,070
Eden Prairie, MFHR Refunding:
    (Eden Investments Project) 7.40%, 8/1/2025 (Insured; FHA)...............                           500,000        523,795
    (Welsh Parkway Apartments) 8%, 7/1/2026 (Insured; FHA)..................                         2,860,000      3,085,626
Edina:
    Hospital Systems Revenue (Fairview Hospital) 7.125%, 7/1/2006...........                         1,000,000      1,062,660
    Housing Development Revenue Refunding (Edina Park Plaza Project)
      7.70%, 12/1/2028 (Insured; FHA).......................................                         2,500,000      2,631,675
Hubbard County, Solid Waste Disposal Revenue (Potlatch Corp. Project)
    7.375%, 8/1/2013........................................................                         1,000,000      1,068,030
Minneapolis:
    Zero Coupon, 12/1/2014..................................................                         1,825,000        609,331
    Home Ownership Program 7.10%, 6/1/2021..................................                           730,000        758,689
    HR (Lifespan Inc.-Minneapolis Children's Medical Center Project):
      8.125%, 8/1/2017 (Prerefunded 8/1/1998) (a)...........................                         1,500,000      1,651,950
      7%, 12/1/2020 (Prerefunded 6/1/2001) (a)..............................                         5,650,000      6,324,836
    MFHR Refunding (Churchill Apartments Project) 7.05%, 10/1/2022 (Insured; FSA)                    4,000,000      4,158,560
    MFMR (Seward Towers Project) 7.375%, 12/20/2030 (Collateralized; GNMA)..                         2,350,000      2,481,177
    Refunding (Sports Arena Project) 5.20%, 10/1/2024.......................                         5,000,000      4,517,000
Minneapolis Community Development Agency, Ltd. Tax Support
    Development Revenue:
      8.375%, 6/1/2007......................................................                         2,500,000      2,694,325
      8%, 12/1/2009.........................................................                           300,000        315,228
      7.75%, 12/1/2019......................................................                         2,850,000      3,114,024
      7.40%, 12/1/2021......................................................                         2,000,000      2,161,320
Minneapolis-Saint Paul Housing and Redevelopment Authority,
    Health Care Systems Revenue:
      8%, 8/15/2014 (Prerefunded 8/15/2000) (a).............................                         3,000,000      3,447,900

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                             APRIL 30, 1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                   AMOUNT               VALUE
                                                                                            _______________    ________________
MINNESOTA (CONTINUED)

Minneapolis-Saint Paul Housing and Redevelopment Authority,
    Health Care Systems Revenue (continued):
    (Group Health Plan Inc., Project) 6.75%, 12/1/2013......................                    $    2,750,000  $   2,910,270
    Refunding:
      (Childrens Health Care) 5.50%, 8/15/2025 (Insured; FSA)...............                         1,000,000        937,190
      (Healthspan Health Systems) 4.75%, 11/15/2018 (Insured; AMBAC)........                         2,000,000      1,674,780
Minneapolis-Saint Paul Housing Finance Board, SFMR:
    8.875%, 11/1/2018 (Collateralized; GNMA)................................                           125,000         131,685
    8.30%, 8/1/2021 (Collateralized; GNMA)..................................                           370,000         388,189
    7.30%, 8/1/2031 (Collateralized; GNMA)..................................                         6,265,000      6,539,282
Minneapolis-Saint Paul Metropolitan Apartments Community 7.80%, 1/1/2014....                         3,000,000      3,281,490
State of Minnesota (Duluth Airport) 6.25%, 8/1/2014.........................                         2,500,000      2,549,825
Minnesota Agricultural and Economic Development Board,
    Minnesota Small Business Development Loan Revenue:
      9%, Series B, 8/1/2008................................................                            75,000         77,127
      9%, Series C, 8/1/2008................................................                           245,000        251,948
      8.125%, Lot 2, 8/1/2009...............................................                           500,000        521,975
      8.125%, Lot 3, 8/1/2009...............................................                           815,000        850,819
      8.20%, 8/1/2009.......................................................                           655,000        697,745
      8.375%, 8/1/2010......................................................                         1,385,000      1,476,479
Minnesota Higher Education Facilities Authority, Revenue (University of St.
Thomas)
    5.625%, 10/1/2016.......................................................                         1,000,000        955,570
Minnesota Housing Finance Agency, Revenue:
    Rental Housing 6.10%, 8/1/2009..........................................                         2,585,000      2,611,186
    Single Family Mortgage:
      7.35%, 7/1/2016.......................................................                         1,555,000      1,647,787
      7.30%, 1/1/2017.......................................................                           895,000        947,393
      7.90%, 7/1/2019.......................................................                         1,630,000      1,705,860
      7.45%, 7/1/2022 (Insured; FHA)........................................                         2,830,000      2,937,653
      7.95%, 7/1/2022.......................................................                         1,700,000      1,785,867
      6.15%, 1/1/2026.......................................................                         1,690,000      1,662,656
      6.95%, 7/1/2026.......................................................                         2,960,000      3,060,581
Minnesota Public Facilities Authority, Water Pollution Control Revenue:
    7.10%, 3/1/2012 (Prerefunded 3/1/2000) (a)..............................                         2,350,000      2,598,724
    6.95%, 3/1/2013 (Prerefunded 3/1/2001) (a)..............................                         3,000,000      3,344,790
    6.50%, 3/1/2014.........................................................                         5,200,000      5,532,020
New Prague Independent School District 5%, 2/1/2016 (Insured; MBIA).........                         2,000,000      1,809,860
New York Mills Independent School District,
    Refunding 5.05%, 2/1/2015 (Insured; AMBAC)..............................                         1,000,000        913,260
Northern Municipal Power Agency, Electric System Revenue Refunding
    7.25%, 1/1/2016.........................................................                         3,500,000      3,702,720

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                   AMOUNT                VALUE
                                                                                             _______________    ______________
MINNESOTA (CONTINUED)

North Saint Paul Maplewood Independent School District, Refunding
    5.125%, 2/1/2025........................................................                    $    2,500,000  $   2,241,000
City of Red Wing, Health Care Facilities Revenue Refunding
    (River Region Obligation Group) 6.50%, 9/1/2022.........................                         3,445,000      3,461,329
Saint Cloud, Hospital Facilities Revenue (The Saint Cloud Hospital):
    7%, 7/1/2020 (Insured; AMBAC) (Prerefunded 7/1/2001) (a)................                         1,000,000      1,120,850
    Refunding 5%, 7/1/2020 (Insured; AMBAC).................................                         2,000,000      1,763,740
Saint Louis Park, Health Care Facilities Revenue (Health Systems Obligated
Group)
    5.20%, 7/1/2016 (Insured; AMBAC)........................................                         2,500,000      2,266,250
Saint Paul Housing and Redevelopment Authority, SFMR
    Refunding 6.90%, 12/1/2021 (Insured; FNMA)..............................                         2,765,000      2,851,019
Saint Paul Port Authority:
    First Lien Tax Increment Refunding (Energy Park Project)
      5%, 2/1/2008 (Insured; AGIC)..........................................                         5,495,000      5,097,107
    IDR Refunding (Hampden Building Project) 9.25%, 6/1/2011................                         1,065,000        966,594
Sartell, PCR Refunding (Champion International Corp. Project) 6.95%, 10/1/2012                       5,000,000      5,285,200
Seaway Port Authority of Duluth,
    Industrial Development Dock and Wharf Revenues Refunding (Cargill Inc.
Project)
    6.80%, 5/1/2012.........................................................                         3,000,000      3,227,340
Southern Minnesota Municipal Power Agency, Power Supply System Revenue:
    Zero Coupon, 1/1/2026 (Insured; MBIA)...................................                        11,000,000      1,832,380
    (Custodial Receipts) 5%, 1/1/2013.......................................                         2,000,000      1,831,340
    Refunding 4.75%, 1/1/2016...............................................                         1,500,000      1,279,665
U.S. RELATED-8.8%
Commonwealth of Puerto Rico:
    (Custodial Receipts) 6.45%, 7/1/2017 (Insured; AMBAC)...................                         1,700,000      1,793,857
    5.875%, 7/1/2018 (Insured; AMBAC).......................................                         4,000,000      3,958,080
Puerto Rico Highway and Transportation Authority, Highway Revenue
    5.55%, 7/1/2010.........................................................                         6,900,000      6,549,204
University of Puerto Rico 5.25%, 6/1/2025 (Insured; MBIA)...................                         2,000,000      1,844,880
                                                                                                                 _____________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $155,784,856).....................................................                                     $160,832,344
                                                                                                                =============
SHORT-TERM MUNICIPAL INVESTMENT-.1%
U.S. RELATED;
Puerto Rico Electric Power Authority, Revenue VRDN 3.32% (Insured; FSA) (b)
    (cost $200,000).........................................................                     $     200,000   $    200,000
                                                                                                                =============
TOTAL INVESTMENTS-100.0%
    (cost $155,984,856).....................................................                                     $161,032,344
                                                                                                                =============

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES

SUMMARY OF ABBREVIATIONS
AGIC          Asset Guaranty Insurance Company                   MBIA        Municipal Bond Investors Assurance
AMBAC         American Municipal Bond Assurance Corporation                          Insurance Corporation
FHA           Federal Housing Administration                     MFHR        Multi-Family Housing Revenue
FNMA          Federal National Mortgage Association              MFMR        Multi-Family Mortgage Revenue
FSA           Financial Security Assurance                       PCR         Pollution Control Revenue
GNMA          Government National Mortgage Association           SFMR        Single Family Mortgage Revenue
HR            Hospital Revenue                                   VRDN        Variable Rate Demand Notes
IDR           Industrial Development Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S         PERCENTAGE OF VALUE
____________                       ____________                   __________________        _____________________
AAA                                Aaa                            AAA                               50.5%
AA                                 Aa                             AA                                23.9
A                                  A                              A                                 12.0
BBB                                Bbb                            BBB                               10.6
Not Rated(d)                       Not Rated(d)                   Not Rated(d)                       3.0
                                                                                                   ________
                                                                                                   100.0%
                                                                                                   ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse floater security - the interest rate is subject to change periodically.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (e) At April 30, 1996, the Series had $42,729,286 (26.0% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                        APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $155,984,856)-see statement.....................................                                         $161,032,344
    Cash....................................................................                                              169,196
    Interest receivable.....................................................                                            3,027,802
    Receivable for shares of Beneficial Interest subscribed.................                                               61,945
    Prepaid expenses........................................................                                                5,377
                                                                                                                  ________________
                                                                                                                      164,296,664
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                         $  74,204
    Due to Distributor......................................................                            44,543
    Payable for shares of Beneficial Interest redeemed......................                           100,462
    Accrued expenses........................................................                             30,110           249,319
                                                                                                  _____________   ________________
NET ASSETS..................................................................                                         $164,047,345
                                                                                                                  ================
REPRESENTED BY:
    Paid-in capital.........................................................                                         $158,631,229
    Accumulated undistributed net realized gain on investments..............                                              368,628
    Accumulated net unrealized appreciation on investments-Note 3...........                                            5,047,488
                                                                                                                  ________________
NET ASSETS at value.........................................................                                         $164,047,345
                                                                                                                  ================
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                            9,213,422
                                                                                                                  ================
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                            1,706,860
                                                                                                                  ================
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               24,834
                                                                                                                  ================
NET ASSET VALUE per share:
    Class A Shares
      ($138,057,638 / 9,213,422 shares).....................................                                               $14.98
                                                                                                                  ================
    Class B Shares
      ($25,616,979 / 1,706,860 shares)......................................                                               $15.01
                                                                                                                  ================
    Class C Shares
      ($372,728 / 24,834 shares)............................................                                               $15.01
                                                                                                                  ================
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF OPERATIONS                                                                               YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $10,604,102
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $   924,716
      Shareholder servicing costs-Note 2(c).................................                         535,663
      Distribution fees-Note 2(b)...........................................                         123,681
      Professional fees.....................................................                          28,332
      Custodian fees........................................................                          16,772
      Prospectus and shareholders' reports..................................                           8,862
      Registration fees.....................................................                           1,660
      Trustees' fees and expenses-Note 2(d).................................                           2,143
      Miscellaneous.........................................................                           3,284
                                                                                              _______________
            TOTAL EXPENSES..................................................                                         1,645,113
                                                                                                               ________________
            INVESTMENT INCOME-NET...........................................                                         8,958,989
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                      $1,903,251
    Net unrealized (depreciation) on investments............................                        (911,785)
                                                                                              _______________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                           991,466
                                                                                                               ________________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                      $  9,950,455
                                                                                                               ================
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                       YEAR ENDED APRIL 30,
                                                                                        ________________________________________
                                                                                             1995                     1996
                                                                                        ________________        ________________
OPERATIONS:
    Investment income-net...................................................             $    9,619,787          $    8,958,989
    Net realized gain (loss) on investments.................................                 (1,533,666)              1,903,251
    Net unrealized appreciation (depreciation) on investments for the year..                  3,390,900                (911,785)
                                                                                        ________________        ________________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                 11,477,021               9,950,455
                                                                                        ________________        ________________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                 (8,494,472)             (7,756,084)
      Class B shares........................................................                 (1,125,315)             (1,199,994)
      Class C shares........................................................                      -                      (2,911)
    Net realized gain on investments:
      Class A shares........................................................                    (40,522)                 -
      Class B shares........................................................                     (6,066)                 -
                                                                                        ________________        ________________
          TOTAL DIVIDENDS...................................................                 (9,666,375)             (8,958,989)
                                                                                        ________________        ________________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                  5,767,528               8,018,049
      Class B shares........................................................                  3,173,322               4,260,990
      Class C shares........................................................                      -                     376,197
    Dividends reinvested:
      Class A shares........................................................                  5,693,880               5,052,267
      Class B shares........................................................                    758,030                 781,540
      Class C shares........................................................                      -                       2,715
    Cost of shares redeemed:
      Class A shares........................................................                (23,226,166)            (21,377,789)
      Class B shares........................................................                 (1,976,764)             (2,719,337)
                                                                                        ________________        ________________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                 (9,810,170)              (5,605,368)
                                                                                        ________________        ________________
            TOTAL (DECREASE) IN NET ASSETS..................................                 (7,999,524)              (4,613,902)
NET ASSETS:
    Beginning of year.......................................................                176,660,771              168,661,247
                                                                                        ________________        ________________
    End of year.............................................................               $168,661,247             $164,047,345
                                                                                        ================        ================

                                                                              SHARES
                                  ________________________________________________________________________________________________
                                            CLASS A                           CLASS B                           CLASS C
                                  __________________________       _____________________________     _____________________________
                                                                                                               YEAR ENDED
                                       YEAR ENDED APRIL 30,              YEAR ENDED APRIL 30,                   APRIL 30,
                                  ___________________________      ______________________________
                                     1995            1996             1995               1996                     1996*
                                  ___________     ___________      ___________       ____________           _________________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............         395,165         525,972          215,707            279,091                   24,654
    Shares issued for
      dividends reinvested.         389,703         331,830           51,805             51,250                      180
    Shares redeemed........      (1,600,971)     (1,405,368)        (136,616)          (179,050)                      -
                                  ___________     ___________      ___________       ____________           _________________
      NET INCREASE
          (DECREASE) IN
          SHARES OUTSTANDING       (816,103)       (547,566)         130,896            151,291                   24,834
                                  ===========     ===========      ===========       ============           =================
________________________________
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Minnesota Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $174 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $123,137 was charged to the Series for the Class B shares and $544 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $358,575, $61,568 and $182 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $29,902 for the period from December 1, 1995 through April 30, 1996.

PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $63,976,521 and $57,393,998, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $5,047,488, consisting of $7,303,483 gross unrealized appreciation and $2,255,995 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).


PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, MINNESOTA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Minnesota Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Minnesota Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                                          (Ernst & Young LLP - Signature)

New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
STATEMENT OF INVESTMENTS                                                                                     APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                           AMOUNT             VALUE
                                                                                              ________________  ______________
NORTH CAROLINA-79.2%
Board of Governors of the University of North Carolina, Revenue
    (University of North Carolina Hospitals at Chapel Hill):
      6%, 2/15/2024.........................................................                      $  3,000,000   $  2,895,630
      5.25%, 2/15/2026......................................................                         2,500,000      2,261,750
      5%, 2/15/2029.........................................................                         4,000,000      3,436,520
Buncombe County Metropolitan Sewage District, Sewage System Revenue:
    6.75%, 7/1/2022 (Prerefunded 7/1/2002) (a)..............................                           500,000        560,520
    Refunding 5.50%, 7/1/2022 (Insured; FGIC)...............................                         1,125,000      1,058,861
Charlotte, COP Refunding (Convention Facility Project)
    5.25%, 12/1/2020 (Insured; AMBAC).......................................                         2,000,000      1,811,900
Haywood County, Environmental Improvement Revenue, Refunding
    (Champion International Corp. Project) 6.25%, 9/1/2025..................                         2,000,000      1,983,840
Martin County Industrial Facilities and Pollution Control Financing
Authority,
    Revenue (Solid Waste Disposal - Weyerhaeuser Company Project):
      6.80%, 5/1/2024.......................................................                         2,000,000      2,117,180
      6%, 11/1/2025.........................................................                         2,000,000      1,941,660
New Hanover County Industrial Facilities and Pollution Control Financing
Authority,
    SWDR (Occidental Petroleum) 6.50%, 8/1/2014.............................                         1,000,000      1,007,530
North Carolina Eastern Municipal Power Agency, Power System Revenue:
    5.75%, 12/1/2016........................................................                         1,865,000      1,706,363
    Refunding:
      5.125%, 1/1/2012 (Insured; AMBAC).....................................                         3,000,000      2,797,830
      5.875%, 1/1/2013......................................................                         5,000,000      4,750,000
      6%, 1/1/2013..........................................................                         2,500,000      2,414,275
      6%, 1/1/2022..........................................................                         1,000,000        960,130
North Carolina Housing Finance Agency, Single Family Revenue:
    6.10%, 9/1/2025 (Insured; FHA)..........................................                         3,730,000      3,818,625
    6.50%, 9/1/2026.........................................................                         4,275,000      4,340,963
    6.70%, 9/1/2026.........................................................                         2,185,000      2,227,258
North Carolina Medical Care Commission, HR:
    (Annie Penn Memorial Hospital Project) 7.50%, 8/15/2021.................                         4,250,000      4,388,167
    (Duke University Hospital Project) 7%, 6/1/2021 (Prerefunded 6/1/2001) (a)                       3,000,000      3,358,320
    Refunding (Mercy Hospital Project) 6.50%, 8/1/2015......................                         1,000,000      1,009,710
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue:
    5%, 1/1/2015 (Insured; MBIA)............................................                         1,000,000       903,610
    5.75%, 1/1/2015 (Insured; MBIA).........................................                         6,250,000      6,092,438
    5.75%, 1/1/2020 (Insured; MBIA).........................................                         2,000,000      1,938,260
Pitt County, Revenue Refunding (Pitt County Memorial Hospital)
    5.25%, 12/1/2021........................................................                         3,500,000      3,177,790

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                            APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                      AMOUNT            VALUE
                                                                                                ______________  ______________
NORTH CAROLINA (CONTINUED)
Shelby, Combined Enterprise System Revenue, Refunding 5.625%, 5/1/2014......                      $  1,000,000  $     963,850
Wake County, Hospital System Revenue, Refunding:
    Zero Coupon, 10/1/2010 (Insured; MBIA)..................................                         2,200,000        936,716
    5.125%, 10/1/2026 (Insured; MBIA).......................................                         3,250,000      2,852,298
U.S. RELATED-20.8%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         2,000,000      2,006,080
Commonwealth of Puerto Rico:
    5.40%, 7/1/2025.........................................................                         2,000,000      1,811,340
    Public Improvement:
      6.80%, 7/1/2021 (Prerefunded 7/1/2002) (a)............................                           600,000        673,200
      Refunding 5.50%, 7/1/2013.............................................                         2,000,000      1,901,780
Puerto Rico Highway and Transportation Authority, Highway Revenue
    6.625%, 7/1/2018 (Prerefunded 7/1/2002) (a).............................                         3,600,000      4,004,604
Puerto Rico Ports Authority, Special Facilities Revenue
    (American Airlines, Inc. Project) 6.30%, 6/1/2023.......................                         1,500,000      1,509,780
Puerto Rico Public Buildings Authority, Guaranteed Public Education and
Health
    Facilities Refunding 5.75%, 7/1/2015....................................                         4,500,000      4,291,245
Virgin Islands Public Finance Authority, Revenue, Refunding,
    Matching Fund Loan Notes 7.25%, 10/1/2018...............................                         1,500,000      1,578,405
                                                                                                 _____________  _______________
TOTAL INVESTMENTS
    (cost $86,142,776)......................................................                                      $85,488,428
                                                                                                                ===============


PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      HR      Hospital Revenue
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FHA           Federal Housing Administration                     SWDR    Solid Waste Disposal Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (B)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
__________                         __________                    ___________________                 ______________________
AAA                                Aaa                            AAA                                        31.6%
AA                                 Aa                             AA                                          25.9
A                                  A                              A                                           27.9
BBB                                Baa                            BBB                                         12.8
Not Rated (c)                      Not Rated (c)                  Not Rated (c)                                1.8
                                                                                                           __________
                                                                                                            100.0%
                                                                                                           ==========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Fitch currently provides creditworthiness information for a limited number of investments.
    (c) Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (d) At April 30, 1996, the Series had $24,316,901 (27.1% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                             APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $86,142,776)-see statement......................................                                      $85,488,428
    Cash....................................................................                                        2,851,526
    Interest receivable.....................................................                                        1,522,395
    Receivable for shares of Beneficial Interest subscribed.................                                           51,739
    Prepaid expenses........................................................                                            3,877
                                                                                                                ______________
                                                                                                                   89,917,965
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                          $40,715
    Due to Distributor......................................................                           36,068
    Payable for shares of Beneficial Interest redeemed......................                           95,066
    Accrued expenses........................................................                           35,432         207,281
                                                                                                  ____________  ______________
NET ASSETS  ................................................................                                      $89,710,684
                                                                                                                ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $92,094,075
    Accumulated net realized (loss) on investments..........................                                       (1,729,043)
    Accumulated net unrealized (depreciation) on investments-Note 3.........                                         (654,348)
                                                                                                                ______________
NET ASSETS at value.........................................................                                      $89,710,684
                                                                                                                ==============
Shares of Beneficial Interest outstanding:
    Class A Shares
    (unlimited number of $.001 par value shares authorized).................                                        3,644,295
                                                                                                                ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                        3,307,913
                                                                                                                ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               81
                                                                                                                ==============
NET ASSET VALUE per share:
    Class A Shares
      ($47,042,169 / 3,644,295 shares)......................................                                           $12.91
                                                                                                                ==============
    Class B Shares
      ($42,667,470 / 3,307,913 shares)......................................                                           $12.90
                                                                                                                ==============
    Class C Shares
      ($1,045 / 81 shares)..................................................                                           $12.90
                                                                                                                ==============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
STATEMENT OF OPERATIONS                                                                           YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $5,728,170
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $   517,799
      Shareholder servicing costs-Note 2(c).................................                         307,348
      Distribution fees-Note 2(b)...........................................                         217,321
      Professional fees.....................................................                          14,110
      Prospectus and shareholders' reports..................................                          12,402
      Custodian fees........................................................                          10,310
      Trustees' fees and expenses-Note 2(d).................................                           1,229
      Registration fees.....................................................                             597
      Miscellaneous.........................................................                          81,355
                                                                                              ________________
            TOTAL EXPENSES..................................................                       1,162,471
      Less-reduction in management fee due to
          undertakings-Note 2(a)............................................                          20,032
                                                                                              ________________
            NET EXPENSES....................................................                                        1,142,439
                                                                                                                ______________
            INVESTMENT INCOME-NET...........................................                                        4,585,731
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                      $   874,881
    Net unrealized appreciation on investments..............................                          520,983
                                                                                              ________________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                         1,395,864
                                                                                                                ______________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $5,981,595
                                                                                                                ==============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    YEAR ENDED APRIL 30,
                                                                                         _____________________________________
                                                                                                1995                 1996
                                                                                         __________________    _______________
OPERATIONS:
    Investment income-net...................................................                $   5,259,404       $   4,585,731
    Net realized gain (loss) on investments.................................                   (2,342,576)            874,881
    Net unrealized appreciation on investments for the year.................                    2,019,925             520,983
                                                                                         __________________    _______________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                    4,936,753           5,981,595
                                                                                         __________________    _______________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                   (3,229,769)         (2,589,575)
      Class B shares........................................................                   (2,029,635)         (1,996,124)
      Class C shares........................................................                         -                    (32)
                                                                                         __________________    _______________
          TOTAL DIVIDENDS...................................................                   (5,259,404)         (4,585,731)
                                                                                         __________________    _______________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                    3,792,421           3,323,717
      Class B shares........................................................                    5,258,725           3,025,081
      Class C shares........................................................                         -                  1,000
    Dividends reinvested:
      Class A shares........................................................                    1,700,541           1,291,521
      Class B shares........................................................                    1,251,870           1,177,707
      Class C shares........................................................                         -                     32
    Cost of shares redeemed:
      Class A shares........................................................                  (23,036,441)         (8,574,929)
      Class B shares........................................................                   (3,172,359)         (4,444,067)
                                                                                         __________________    _______________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                  (14,205,243)         (4,199,938)
                                                                                         __________________    _______________
            TOTAL (DECREASE) IN NET ASSETS..................................                  (14,527,894)         (2,804,074)
NET ASSETS:
    Beginning of year.......................................................                  107,042,652          92,514,758
                                                                                         __________________    _______________
    End of year.............................................................                 $ 92,514,758        $ 89,710,684
                                                                                         ==================    ===============

                                                                                SHARES
                                       ________________________________________________________________________________________
                                                  CLASS A                        CLASS B                  CLASS C
                                       ____________________________     _________________________     _________________________
                                                                                                                YEAR ENDED
                                            YEAR ENDED APRIL 30,            YEAR ENDED APRIL 30,                 APRIL 30,
                                       ____________________________     _________________________
                                           1995            1996             1995          1996                     1996*
                                       _____________  _____________     ____________   __________     _________________________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............                302,337         254,297         420,696       229,111                      78
    Shares issued for
      dividends reinvested.                135,607          98,177         100,207        89,591                       3
    Shares redeemed........             (1,840,173)       (653,564)       (256,909)     (338,431)                      -
                                       _____________  _____________     ____________   __________     _________________________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......             (1,402,229)       (301,090)        263,994       (19,729)                     81
                                       =============  =============     ============   ==========     =========================
    *From August 15, 1995 (commencement of initial offering) to April 30, 1996.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the North Carolina Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

    Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Fund has an unused capital loss carryover of approximately $1,728,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 1996. If not applied, $225,000 of the carryover expires in fiscal 2002, $1,308,000 of the carryover expires in fiscal 2003 and $195,000 of the carryover expires in fiscal 2004.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. However, the Manager had undertaken through July 10, 1995 to reduce the management fee paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $20,032 for the year ended April 30, 1996.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $217,316 was charged to the Series for the Class B shares and $5 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the year ended April 30, 1996, $126,703, $108,658 and $2 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $18,897 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $43,892,947 and $50,856,286, respectively.

     At April 30, 1996, accumulated net unrealized depreciation on investments was $654,348, consisting of $1,446,961 gross unrealized appreciation and $2,101,309 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, NORTH CAROLINA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, North Carolina Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, North Carolina Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                                           (Ernst & Young LLP- Signature)

New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS                                                                                          APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-99.3%                                                             AMOUNT                VALUE
                                                                                             ________________    ________________
OHIO-95.5%
Akron, Waterworks System Mortgage Revenue Improvement:
    6%, 3/1/2014 (Insured; FGIC)............................................                       $ 1,000,000  $   1,016,610
    Refunding 4.875%, 3/1/2012 (Insured; MBIA)..............................                         2,250,000      2,039,355
Akron Bath Copley Joint Township Hospital District, Revenue
    (Summa Health Systems) 5.75%, 11/15/2008................................                         5,000,000      4,880,000
Akron-Wilbeth Housing Development Corp., First Mortgage Revenue
    7.90%, 8/1/2003 (Insured; FHA)..........................................                         1,805,000      2,077,410
Allen County, Industrial First Mortgage Revenue, Refunding
    6.75%, 11/15/2008 (Guaranteed; K-Mart Corp.)............................                         1,280,000      1,135,104
Anthony Wayne Local School District 5.75%, 12/1/2024 (Insured; FGIC)........                         1,000,000        988,190
Breckville-Broadview Heights City School District, School Improvement
     5.25%, 12/1/2021 (Insured; FGIC).......................................                         5,000,000      4,632,250
Butler County:
    Hospital Facilities Revenue, Refunding and Improvement
      (Fort Hamilton Hughes Hospital) 7.25%, 1/1/2001.......................                         4,000,000      4,099,280
    Sewer System Revenue 5.25%, 12/1/2021 (Insured; AMBAC)..................                         1,500,000      1,385,925
City of Barberton, Hospital Facilities Revenue
    (The Barberton Citizens Hospital Co. Project) 7.25%, 1/1/2012...........                         2,400,000      2,549,424
Buckeye Valley Local School District
    5.25%, 12/1/2020 (Insured; MBIA)........................................                         3,140,000      2,917,028
Celina City School District 5.25%, 12/1/2020 (Insured; FGIC)................                         1,750,000      1,610,700
City of Cambridge, HR Refunding (Guernsey Memorial Hospital Project)
    8%, 12/1/2006...........................................................                         2,000,000      2,150,880
Clermont County, Hospital Facilities Revenue, Refunding (Mercy Health
Systems):
    6%, 9/1/2019 (Insured; AMBAC)...........................................                         2,000,000      2,006,180
    7.50%, 9/1/2019 (Prerefunded 9/1/2001) (Insured; AMBAC) (a).............                           180,000        203,573
City of Cleveland:
    COP (Motor Vehicle, Motorized and Communication Equipment) 7.10%, 7/1/2002                       2,000,000      2,086,720
    Parking Facility Improvement Revenue 8%, 9/15/2012......................                         5,000,000      5,444,100
    Waterworks First Mortgage Revenue:
      5.50%, 1/1/2013 (Insured; MBIA).......................................                         2,660,000      2,626,936
      5.50%, 1/1/2021 (Insured; MBIA).......................................                         5,000,000      4,794,550
Cleveland City School District, School Improvement 8%, 12/1/2001............                         1,675,000      1,901,292
Cuyahoga County:
    5.25%, 11/15/2015.......................................................                         1,485,000      1,381,198
    HR:
      (Meridia Health Systems):
          7.25%, 8/15/2019..................................................                         4,715,000      5,047,454
          7%, 8/15/2023.....................................................                         1,750,000      1,863,155

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                         APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                        AMOUNT           VALUE
                                                                                             ________________    ________________
OHIO (CONTINUED)
Cuyahoga County (continued):
    HR:
      Refunding:
          (Cleveland Clinic Foundation) 8%, 12/1/2015.......................                    $    1,000,000  $   1,049,530
          Improvement (University Hospitals Health) 5.625%, 1/15/2015
(Insured; MBIA).............................................................                         3,695,000      3,615,225
          (Mount Sinai Medical Center) 8.125%, 11/15/2014...................                         1,000,000      1,059,940
    Jail Facilities 7%, 10/1/2013 (Prerefunded 10/1/2001) (a)...............                         6,125,000      6,885,480
Delaware City School District 5.75%, 12/1/2020 (Insured; FGIC)..............                         1,000,000        988,920
Eaton, IDR Refunding (Baxter International Inc. Project) 6.50%, 12/1/2012...                         1,500,000      1,573,545
Euclid City School District, Improvement:
    7.10%, 12/1/2011 (Prerefunded 12/1/2001) (a)............................                         1,000,000      1,129,290
    Library and School, Refunding 5.125%, 12/1/2015 (Insured; AMBAC)........                         1,420,000      1,318,796
Village of Evendale, IDR Refunding (Ashland Oil Inc. Project) 6.90%, 11/1/2010                       2,000,000      2,078,720
Fairfield City School District, School Improvement Unlimited Tax:
    7.20%, 12/1/2011 (Insured; FGIC)........................................                         1,000,000      1,146,770
    7.20%, 12/1/2012 (Insured; FGIC)........................................                         1,250,000      1,433,463
    6.10%, 12/1/2015 (Insured; FGIC)........................................                         2,000,000      2,048,700
    6%, 12/1/2020 (Insured; FGIC)...........................................                         2,000,000      2,028,240
Fairlawn, Health Care Facilities Revenue (Village at Saint Edward Project)
    8.75%, 10/1/2019........................................................                         2,420,000      2,602,420
Fairview Park City School District, 5.25%, 12/15/2013 (Insured; AMBAC)......                         2,000,000      1,934,040
Franklin County:
    Hospital Improvement Revenue (The Children's Hospital Project)
      6.60%, 11/1/2011 (Prerefunded 11/1/2001) (a)..........................                         1,500,000      1,660,245
    HR:
      (Holy Cross Health Systems Corp.-Mount Carmel Health)
          6.75%, 6/1/2019 (Insured; MBIA)...................................                         2,500,000      2,665,525
      Refunding Improvement:
          (The Children's Hospital Project) 6.60%, 5/1/2013.................                         4,000,000      4,183,760
          (Worthington Christian Village Congregate Care Project):
            10.25%, 8/1/2015................................................                           805,000        882,385
            7.80%, 2/1/2017 (Insured; FHA)..................................                         5,690,000      6,067,190
Gallia County Local School District, 7.375%, 12/1/2004......................                           570,000        659,268
Greater Cleveland Gateway Economic Development Corp.:
    Senior Lien Excise Tax Revenue 6.875%, 9/1/2005 (Insured; FSA)..........                         1,500,000      1,630,020
    Stadium Revenue 7.50%, 9/1/2005.........................................                         5,675,000      6,221,389
Hamilton County:
    Hospital Facilities Improvement Revenue, Refunding (Deaconess Hospital)
      7%, 1/1/2012..........................................................                         2,570,000      2,713,792
    Mortgage Revenue (Judson Care Center) 7.80%, 8/1/2019 (Insured; FHA)....                         3,970,000      4,219,832

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                         AMOUNT           VALUE
                                                                                            ________________    ________________
OHIO (CONTINUED)
Hamilton County (continued):
    Sewer Systems Improvement Revenue, Refunding
      5.50%, 12/1/2017 (Insured; FGIC)......................................                    $    5,500,000  $   5,314,430
Hilliard School District, School Improvement:
    Zero Coupon, 12/1/2013 (Insured; FGIC)..................................                         1,655,000        606,541
    Zero Coupon, 12/1/2014 (Insured; FGIC)..................................                         1,655,000        567,748
    5.75%, 12/1/2019 (Insured; FGIC)........................................                         4,500,000      4,451,085
    5%, 12/1/2020 (Insured; FGIC)...........................................                         1,600,000      1,434,304
Kirtland Local School District 7.50%, 12/1/2009.............................                           760,000        827,161
Knox County, IDR (Weyerhaeuser Co. Project) 9%, 10/1/2007...................                         1,000,000      1,251,330
Lakota Local School District 6.125%, 12/1/2017 (Insured; AMBAC).............                         1,075,000      1,103,133
Lorain, Water System Revenue 5.20%, 4/1/2016 (Insured; AMBAC)...............                         2,260,000      2,109,800
Lorain County, HR Refunding (EMH Regional Medical Center)
    5.375%, 11/1/2021 (Insured; AMBAC)......................................                         4,650,000      4,287,067
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris Industries Inc.)
    7.25%, 6/1/2006.........................................................                         1,300,000      1,369,849
Mahoning County, Health Care Facilities Revenue:
    (Western Reserve Care System) 5.50%, 10/15/2025 (Insured; MBIA).........                         2,450,000      2,305,646
    (Youngstown Osteopathic Hospital Project)
      7.60%, 8/1/2010 (LOC; Marine Midland Bank) (b)........................                         3,775,000      4,073,565
Marion County, Health Care Facilities Revenue (United Church Homes Inc.)
    Refunding and Improvement 6.375%, 11/15/2010............................                         3,000,000      2,945,610
Miami County, Hospital Facilities Revenue, Refunding
    (Upper Valley Medical Center) 8.375%, 5/1/2013..........................                         525,000          549,397
Moraine, SWDR (General Motors Corp. Project)
    6.75%, 7/1/2014.........................................................                         5,000,000      5,458,750
Mount Vernon City School District 5.85%, 12/1/2019 (Insured; FGIC)..........                         1,000,000        989,220
Muskingum County, Revenue, Refunding:
    (Franciscan Health Advisory Services) 7.50%, 3/1/2012...................                         3,185,000      3,345,811
    Hospital Facilities Improvement (Bethesda Care System)
      5.40%, 12/1/2016 (Insured; Connie Lee)................................                         2,755,000      2,587,221
North Royalton City School District 6.10%, 12/1/2019 (Insured; MBIA)........                         2,000,000      2,057,780
State of Ohio:
    Economic Development Revenue:
      Ohio Enterprise Bond Fund (VSM Corp. Project) 7.375%, 12/1/2011.......                           885,000        932,781
      (Sponge Inc. Project) 8.375%, 6/1/2014................................                         1,640,000      1,814,479
    Mortgage Revenue (Odd Fellows Home Ohio Inc. Project)
      8.15%, 8/1/2017 (Insured; FHA)........................................                           350,000        371,263

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                         AMOUNT           VALUE
                                                                                            ________________    ________________
OHIO (CONTINUED)
State of Ohio (continued):
    PCR (Standard Oil Co. Project)
      6.75%, 12/1/2015 (Guaranteed; British Petroleum Co. p.l.c.)...........                    $    2,700,000  $   3,007,881
Ohio Air Quality Development Authority, Revenue:
    8.10%, 9/1/2018.........................................................                         1,000,000      1,056,640
    Pollution Control Refunding:
      (Cleveland Electric Illuminating Co. Project) 6.85%, 7/1/2023.........                         5,250,000      4,901,663
      (Ohio Edison) 7.45%, 3/1/2016 (Insured; FGIC).........................                         3,500,000      3,832,325
    Refunding:
      (JMG Funding Limited Partnership Project) 6.375%, 4/1/2029 (Insured; AMBAC)                    2,500,000      2,568,775
      (Ohio Power Co. Project) 7.40%, 8/1/2009..............................                         1,500,000      1,572,615
Ohio Building Authority, State Facilities:
    (Administration Building Fund Projects):
      4.875%, 10/1/2009.....................................................                         2,500,000      2,307,150
      4.875%, 10/1/2010.....................................................                         1,735,000      1,581,921
    (Adult Correctional Facilities Building Fund Projects) 5.90%, 10/1/2012 (Insured; MBIA)          1,000,000      1,023,780
    (Adult Correctional Facilities Building Fund Projects) 5.50%, 4/1/2016
(Insured; AMBAC)............................................................                         2,000,000      1,926,140
    (Juvenile Correctional Building Fund Projects) 6.60%, 10/1/2014 (Insured; AMBAC)                 1,660,000      1,768,680
Ohio Capital Corp. for Housing, MFHR Refunding
    7.60%, 11/1/2023 (Collateralized; FNMA).................................                         1,250,000      1,328,400
Ohio Higher Educational Facility Community, Revenue
    (Case Western Reserve Project):
      7.70%, 10/1/2018 (Prerefunded 10/1/1997) (a)..........................                           485,000        516,855
      7.70%, 10/1/2018......................................................                            15,000         15,847
Ohio Housing Finance Agency:
    Mortgage Revenue (Saint Francis Court Apartment Project)
      8%, 10/1/2026 (Insured; FHA)..........................................                           695,000        744,435
    SFMR (GNMA Mortgage Backed Securities Program):
      8.25%, 12/15/2019 ....................................................                           165,000        173,616
      8.125%, 3/1/2020......................................................                           365,000        384,389
      Zero Coupon, 9/1/2021.................................................                        17,545,000      2,324,011
      7.85%, 9/1/2021.......................................................                         1,880,000      1,971,142
      7.65%, 3/1/2029.......................................................                         5,325,000      5,591,357
      7.80%, 3/1/2030.......................................................                         3,005,000      3,160,419
Ohio Turnpike Commission, Turnpike Revenue 5.75%, 2/15/2024.................                         3,250,000      3,142,555
Ohio Water Development Authority, Revenue:
    (Fresh Water Development) 5.90%, 12/1/2015 (Insured; AMBAC).............                         4,000,000      4,001,360
    Pollution Control Facilities:
      (Cleveland Electric Illuminating Project) 8%, 10/1/2023...............                         5,800,000      5,895,932
      (Ohio Edison) 8.10%, 10/1/2023........................................                         3,700,000      3,924,109

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                             APRIL 30, 1996
                                                                                                PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                       AMOUNT               VALUE
                                                                                             ________________    ________________
OHIO (CONTINUED)
Ohio Water Development Authority, Revenue (continued):
    Pollution Control Facilities (continued):
      (Pennsylvania Power Co. Project) 8.10%, 9/1/2018......................                    $    2,000,000  $   2,112,740
      Refunding:
          (Ohio Edison) 7.625%, 7/1/2023....................................                         5,000,000      5,299,200
          (Toledo Edison Co.):
            7.55%, 6/1/2023.................................................                         2,000,000       2,023,900
            8%, 10/1/2023...................................................                         3,635,000       3,724,094
Ottawa County, Sanitary Sewer Systems Special Assessment
    (Portage-Catawba Island Sewer Project) 7%, 9/1/2011 (Insured; AMBAC)....                         1,000,000      1,101,250
Shelby County, Hospital Facilities Revenue, Refunding and Improvement
    (The Shelby County Memorial Hospital Association) 7.70%, 9/1/2018.......                         2,500,000      2,628,075
South Euclid, Recreation Facilities 7%, 12/1/2011...........................                         2,285,000      2,462,636
South Western City School District, (Franklin and Pickway Counties)
    5%, 12/1/2013 (Insured; MBIA)...........................................                         2,825,000      2,579,225
Southwest Regional Water District, Water Revenue:
    6%, 12/1/2015 (Insured; MBIA)...........................................                         1,600,000      1,626,848
    6%, 12/1/2020 (Insured; MBIA)...........................................                         1,250,000      1,266,037
Springboro Community City School District, Refunding
    5.10%, 12/01/2023 (Insured; AMBAC)......................................                         6,000,000      5,421,300
Springdale, Hospital Facilities First Mortgage Revenue,
    (Southwestern Seniors Services, Inc.) 5.875%, 11/1/2012.................                         3,000,000      2,804,730
Student Loan Funding Corp.:
    Student Loan Revenue, Refunding 7.20%, 8/1/2003.........................                         3,115,000      3,293,801
    Student Loan Senior Subordinated Revenue 6.15%, 8/1/2010................                         6,775,000      6,663,890
Sylvania City School District 5.75%, 12/1/2022 (Insured; FGIC)..............                         1,750,000      1,732,255
University of Cincinnati, COP 6.75%, 12/1/2009 (Insured; MBIA)..............                           750,000        815,235
University of Ohio, General Receipts, 5%, 12/1/2018 (Insured; FGIC).........                         1,250,000      1,112,675
Warren 7.75%, 11/1/2010 (Prerefunded 11/1/2000) (a).........................                         2,785,000      3,202,583
U.S. RELATED-3.8%
Puerto Rico Highway and Transportation Authority, Highway Revenue
    5.45%, 7/1/2007.........................................................                         5,500,000      5,299,250
Virgin Islands Public Finance Authority, Revenue Refunding
    Matching Fund Loan Notes 7.25%, 10/1/2018...............................                         2,200,000      2,314,994
Virgin Islands Water and Power Authority, Electric Systems Revenue 7.40%, 7/1/2011                   3,450,000      3,652,550
                                                                                                                 ________________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $281,807,598).....................................................                                     $291,247,035
                                                                                                                 ================

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                              APRIL 30, 1996
                                                                                                  PRINCIPAL
SHORT-TERM MUNICIPAL INVESTMENTS-.7%                                                               AMOUNT           VALUE
                                                                                              ________________    ________________
OHIO;
Cuyahoga County Ohio Hospital Revenue
    VRDN 4.15%, (LOC; The Dai-Ichi Kangyo Bank) (b,c)
    (cost $2,000,000).......................................................                    $    2,000,000  $   2,000,000
                                                                                                                =================
TOTAL INVESTMENTS-100.0%
    (cost $283,807,598).....................................................                                         $293,247,035
                                                                                                                =================

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FHA           Federal Housing Administration                     MFHR    Multi-Family Housing Revenue
FNMA          Federal National Mortgage Association              PCR      Pollution Control Revenue
FSA           Financial Security Assurance                       SFMR    Single-Family Mortgage Revenue
GNMA          Government National Mortgage Association           SWDR    Solid Waste Disposal Revenue
HR            Hospital Revenue                                   VRDN    Variable Rate Demand Notes
IDR           Industrial Development Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____________                      ____________                   __________________                  _____________________
AAA                                Aaa                            AA                                          44.0%
AA                                 Aa                             AA                                           8.9
A                                  A                              A                                           22.8
BBB                                Baa                            BBB                                         15.3
B                                  B                              B                                            6.0
F1                                 MIG1                           SP1                                           .7
Not Rated(e)                       Not Rated(e)                   Not Rated(e)                                 2.3
                                                                                                            _________
                                                                                                             100.0%
                                                                                                            =========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b)  Secured by letters of credit.
    (c) Security payable on demand. The interest rate, which is subject to change, is based upon prime rates or an index of market interest rates.
    (d) Fitch currently provides creditworthiness information for a limited number of investments.
    (e) Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.
    (f) At April 30, 1996, the Series had $81,418,173 (27.3% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                            APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $283,807,598)-see statement.....................................                                     $293,247,035
    Interest receivable.....................................................                                        5,282,357
    Receivable for investment securities sold...............................                                          972,801
    Receivable for shares of Beneficial Interest subscribed.................                                          156,757
    Prepaid expenses........................................................                                            9,345
                                                                                                                 _____________
                                                                                                                  299,668,295
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                         $134,689
    Due to Distributor......................................................                           77,621
    Due to Custodian........................................................                          141,842
    Payable for investment securities purchased.............................                          942,276
    Payable for shares of Beneficial Interest redeemed......................                          202,537
    Accrued expenses........................................................                           53,692       1,552,657
                                                                                                 _____________   ____________
NET ASSETS..................................................................                                     $298,115,638
                                                                                                                 ============

REPRESENTED BY:
    Paid-in capital.........................................................                                     $286,947,311
    Accumulated undistributed net realized gain on investments..............                                        1,728,890
    Accumulated net unrealized appreciation on investments-Note 3...........                                        9,439,437
                                                                                                                 ____________
NET ASSETS at value.........................................................                                     $298,115,638
                                                                                                                 ============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                       20,481,238
                                                                                                                 ============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                        3,215,868
                                                                                                                 ============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               82
                                                                                                                 ============
NET ASSET VALUE per share:
    Class A Shares
      ($257,638,998 / 20,481,238 shares)....................................                                           $12.58
                                                                                                                 ============
    Class B Shares
      ($40,475,608 / 3,215,868 shares)......................................                                           $12.59
                                                                                                                 ============
    Class C Shares
      ($1,032 / 82 shares)..................................................                                           $12.59
                                                                                                                 ============
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF OPERATIONS                                                                                 YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                      $19,529,154
    EXPENSES:
      Management fee-Note 2(a)..............................................                      $ 1,684,215
      Shareholder servicing costs-Note 2(c).................................                          976,878
      Distribution fees-Note 2(b)...........................................                          184,674
      Custodian fees........................................................                           31,318
      Prospectus and shareholders' reports..................................                           16,049
      Professional fees.....................................................                           10,791
      Registration fees.....................................................                            4,140
      Trustees' fees and expenses-Note 2(d).................................                            3,907
      Miscellaneous.........................................................                            5,819
                                                                                                 _______________
            TOTAL EXPENSES..................................................                                        2,917,791
                                                                                                                  _____________
            INVESTMENT INCOME-NET...........................................                                       16,611,363
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                      $ 6,261,292
    Net unrealized (depreciation) on investments............................                       (2,957,977)
                                                                                                 _______________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                        3,303,315
                                                                                                                  _____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                      $19,914,678
                                                                                                                  =============
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                       YEAR ENDED APRIL 30,
                                                                                              ____________________________________
                                                                                                     1995                1996
                                                                                              ________________      ______________
OPERATIONS:
    Investment income-net...................................................                    $  17,976,032       $  16,611,363
    Net realized gain (loss) on investments.................................                         (231,734)          6,261,292
    Net unrealized (depreciation) on investments for the year...............                       (1,447,408)         (2,957,977)
                                                                                              ________________      ______________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                        16,296,890         19,914,678
                                                                                              ________________      ______________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                       (16,395,897)       (14,787,880)
      Class B shares........................................................                        (1,580,135)        (1,823,448)
      Class C shares........................................................                           -                      (35)
    Net realized gain on investments:
      Class A shares........................................................                          (737,090)        (3,773,931)
      Class B shares........................................................                           (80,832)          (523,745)
      Class C shares........................................................                           -                      (15)
                                                                                              ________________      ______________
          TOTAL DIVIDENDS...................................................                       (18,793,954)       (20,909,054)
                                                                                              ________________      ______________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                        14,075,586          9,363,475
      Class B shares........................................................                         7,880,402          9,283,699
      Class C shares........................................................                             -                  1,000
    Dividends reinvested:
      Class A shares........................................................                        11,395,733         12,469,387
      Class B shares........................................................                         1,146,894          1,692,992
      Class C shares........................................................                             -                     48
    Cost of shares redeemed:
      Class A shares........................................................                       (43,645,693)       (36,740,008)
      Class B shares........................................................                        (3,696,758)        (2,982,178)
                                                                                              ________________      ______________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                       (12,843,836)        (6,911,585)
                                                                                              ________________      ______________
            TOTAL (DECREASE) IN NET ASSETS..................................                       (15,340,900)        (7,905,961)
NET ASSETS:
    Beginning of year.......................................................                       321,362,499        306,021,599
                                                                                              ________________      ______________
    End of year.............................................................                      $306,021,599       $298,115,638
                                                                                              ================      ==============

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
                                                                                 SHARES
                                      ____________________________________________________________________________________________
                                                 CLASS A                          CLASS B                          CLASS C
                                      ____________________________        ________________________      __________________________
                                                                                                                    YEAR ENDED

                                          YEAR ENDED APRIL 30,              YEAR ENDED APRIL 30,                      APRIL 30,
                                      ____________________________        ________________________
                                            1995         1996                1995         1996                         1996*
                                      ____________    ____________        ___________    _________                 _______________
CAPITAL SHARE TRANSACTIONS:
    Shares sold...........             1,122,269        724,402             625,670       718,846                        79
    Shares issued for
      dividends reinvested               911,859        964,492              91,754       130,834                         3
    Shares redeemed.......            (3,506,799)    (2,853,615)           (296,186)     (230,753)                        -
                                      ____________    ____________        ___________    _________                 _______________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING.....            (1,472,671)    (1,164,721)            421,238       618,927                        82
                                      ============    ============        ===========    =========                 ===============
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
FINANCIAL HIGHLIGHTS

     Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Ohio Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Funds' shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $554 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $184,668 was charged to the Series for the Class B shares and $6 was charged to the Series for Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $673,216, $92,334 and $2 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $56,600 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities during the year ended April 30, 1996 amounted to $131,059,631 and $140,879,528, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $9,439,437, consisting of $11,812,801 gross unrealized appreciation and $2,373,364 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, OHIO SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund Ohio Series, (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Ohio Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

(Ernst & Young LLP-SIGNATURE)
New York, New York
June 5, 1996

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF INVESTMENTS                                                                                     APRIL 30, 1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-94.4%                                                         AMOUNT               VALUE
                                                                                           __________________   ______________
PENNSYLVANIA-84.3%
Allegheny County, Airport Revenue, Refunding
    (Pittsburgh International Airport)
    5.75%, 1/1/2008 (Insured; FSA)..........................................                    $    2,005,000  $   2,025,251
Allegheny County Industrial Development Authority, Revenue:
    Commercial Development, Refunding
      (Kaufmann Medical Office Building) 6.80%, 3/1/2015 (Insured; MBIA) (a)                         3,500,000      3,774,260
    Medical Center, Refunding (Presbyterian Medical Center of
      Oakmont Pennsylvania, Inc.) 6.75%, 2/1/2026 (Insured; FHA)............                         1,945,000      1,978,532
Allegheny County Residential Finance Authority, SFMR:
    7.40%, 12/1/2022........................................................                         1,945,000      2,048,610
    7.95%, 6/1/2023.........................................................                         1,425,000      1,498,616
Beaver County Industrial Development Authority, PCR, Refunding:
    (Ohio Edison Project) 7.75%, 9/1/2024...................................                         3,150,000      3,320,069
    (Pennsylvania Power Company Mansfield Project) 7.15%, 9/1/2021..........                         3,000,000      3,059,490
Berks County Municipal Authority, Revenue
    (Phoebe Berks Village, Inc. Project) 8.25%, 5/15/2022...................                         2,445,000      2,575,196
Bethlehem Authority, Water Revenue, Refunding
    5.20%, 11/15/2021 (Insured; MBIA).......................................                         7,350,000      6,661,820
Blair County Hospital Authority, Revenue (Altoona Hospital Project)
    6.375%, 7/1/2013 (Insured; AMBAC).......................................                         5,000,000      5,192,700
Bradford County Industrial Development Authority, SWDR
    (International Paper Company Projects) 6.60%, 3/1/2019..................                         3,250,000      3,329,983
Bucks County Technical School Authority, Revenue
    5.375%, 8/15/2015 (Insured; AMBAC)......................................                         1,640,000      1,553,178
Butler County Hospital Authority, Refunding,
    HR (Butler Memorial Hospital) 5.25%, 7/1/2016 (Insured; FSA)............                         2,500,000      2,269,900
    Revenue, Health Center (Saint Francis Health Care Project) 6%, 5/1/2008.                         1,860,000      1,857,638
Cambria County Industrial Development Authority, RRR
    (Cambria Cogen Project):
      7.75%, 9/1/2019, Series F-1 (LOC; Fuji Bank) (b)......................                         1,750,000      1,837,290
      7.75%, 9/1/2019, Series F-2 (LOC; Fuji Bank) (b)......................                         2,750,000      2,887,170
Delaware County Authority:
    HR (Crozer - Chester Medical Center) 5.30%, 12/15/2011 (Insured; MBIA)..                         2,750,000      2,598,970
    Revenue (Elwyn Inc. Project) 8.35%, 6/1/2015............................                         4,300,000      4,707,769
    University Revenue (Villanova University) 5.50%, 8/1/2023 (Insured; MBIA)                        6,510,000      6,137,498
Haverford Township School District, Refunding
    5.30%, 3/15/2019 (Insured; FGIC)........................................                         2,200,000      2,042,832
Langhorne Manor Borough Higher Educational and Health Authority, HR
    (Lower Bucks Hospital) 7%, 7/1/2005.....................................                         1,975,000      1,806,197

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                         APRIL 30, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                         AMOUNT           VALUE
                                                                                           __________________   ______________
PENNSYLVANIA (CONTINUED)
Lawrence County 4.875%, 8/1/2010 (Insured; FGIC)............................                    $    3,890,000  $   3,563,357
Lehigh County General Purpose Authority, Revenue:
    Refunding (Ceder Crest College) 6.65%, 4/1/2017 (c).....................                         2,500,000      2,437,625
    (Wiley House):
      8.75%, 11/1/2014 (LOC; Northeastern Bank of Pennsylvania) (b).........                         3,785,000      3,902,600
      9.50%, 11/1/2016......................................................                         2,000,000      2,138,100
Lehigh County Industrial Development Authority, PCR, Refunding
    (Pennsylvania Power and Light Company Project)
    6.40%, 11/1/2021 (Insured; MBIA)........................................                         4,845,000      5,046,213
Luzerne County Industrial Development Authority, Exempt Facilities Revenue,
Refunding
    (Pennsylvania Gas and Water Company Project) 7.125%, 12/1/2022..........                         4,000,000      4,168,360
Meadville 5.25%, 10/1/2025 (Insured; AMBAC).................................                         2,655,000      2,427,281
Montgomery County 6.10%, 10/15/2025.........................................                         5,000,000      5,078,600
Montgomery County Higher Educational and Health Authority:
    HR (Abington Memorial Hospital) 5.125%, 6/1/2014 (Insured; AMBAC).......                         3,000,000      2,726,370
    Revenue:
      First Mortgage (Montgomery Income Project) 10.50%, 9/1/2020...........                         3,000,000      3,247,470
      Mortgage (Waverly Heights Project):
          6%, 1/1/2013......................................................                         1,250,000      1,173,525
          6.25%, 1/1/2018...................................................                         2,825,000      2,677,337
      (Northwestern Corporation) 8.375%, 6/1/2009...........................                         2,685,000      2,909,976
Montgomery County Industrial Development Authority, RRR
    7.50%, 1/1/2012 (LOC; Banque Paribas) (b)...............................                        11,715,000     12,409,348
Norristown Municipal Waste Authority, Sewer Revenue
    5.125%, 11/15/2023 (Insured; FGIC)......................................                         4,400,000      3,941,168
Northampton County Industrial Development Authority, Refunding, Revenue:
    (Moravian Hall Square Project)
      7.45%, 6/1/2014 (LOC; Meridian Bank) (Prerefunded 6/1/1999) (b,d).....                         1,800,000      1,987,812
    Pollution Control:
      (Bethlehem Steel) 7.55%, 6/1/2017.....................................                         5,700,000      5,873,736
      (Met Edison) 6.10%, 7/15/2021 (Insured; MBIA).........................                         5,000,000      5,041,850
Pennsylvania:
    5%, 11/15/2011 (Insured; AMBAC).........................................                         3,875,000      3,622,350
    5%, 11/15/2013 (Insured; AMBAC).........................................                         3,875,000      3,562,481
Pennsylvania Convention Center Authority, Revenue, Refunding
    6.75%, 9/1/2019.........................................................                         3,520,000      3,711,066
Pennsylvania Economic Development Financing Authority:
    Exempt Facilities Revenue (Macmillan Ltd. Partnership Project) 7.60%, 12/1/2020                  3,500,000      3,862,845

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                           APRIL 30, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                       AMOUNT             VALUE
                                                                                           __________________   ______________
PENNSYLVANIA (CONTINUED)
Pennsylvania Economic Development Financing Authority (continued):
    RRR (Northampton Generating Project):
      6.40%, 1/1/2009.......................................................                    $    2,500,000  $   2,429,700
      6.50%, 1/1/2013.......................................................                         6,500,000      6,262,685
    Wastewater Treatment Revenue (Sun Co. Inc. - R and M Project) 7.60%, 12/1/2024                   4,240,000      4,651,577
Pennsylvania Higher Education Assistance Agency, Student Loan Revenue
    7.05%, 10/1/2016 (Insured; AMBAC).......................................                         2,500,000      2,596,850
Pennsylvania Higher Educational Facilities Authority, College and University
Revenue
    Refunding (Dequesne University) 7%, 4/1/2010 (Insured; MBIA)............                         2,000,000      2,155,740
Pennsylvania Housing Finance Agency:
    6.50%, 7/1/2023.........................................................                         2,750,000      2,819,658
    Single Family Mortgage:
      7.875%, 10/1/2020.....................................................                         1,435,000      1,511,170
      6.90%, 4/1/2025.......................................................                         6,250,000      6,439,438
Philadelphia, Water and Wastewater Revenue:
    Refunding 5.50%, 6/15/2007 (Insured; MBIA)..............................                         4,155,000      4,232,657
    Refunding 5.625%, 6/15/2008 (Insured; FSA)..............................                         5,000,000      5,136,900
    6.25%, 8/1/2010 (Insured; MBIA).........................................                         2,730,000      2,942,831
    Refunding 5.25%, 6/15/2023 (Insured; MBIA)..............................                        15,255,000     13,853,523
Philadelphia Hospital and Higher Education Facilities Authority:
    HR:
      (Albert Einstein Medical Center) 7%, 10/1/2021........................                         1,500,000      1,545,705
      (Graduate Health System Obligation) 7.25%, 7/1/2018...................                         3,500,000      3,523,030
      (Pennsylvania Hospital) 5.25%, 2/15/2014 (Insured; FGIC)..............                         2,500,000      2,290,025
      (Refunding - Philadelphia Children's Hospital) 5%, 2/15/2021..........                         2,155,000      1,837,956
    Revenue (Northwestern Corporation) 8.375%, 6/1/2009.....................                         1,885,000      2,042,944
Philadelphia Industrial Development Authority, IDR, Refunding
    (Ashland Oil Inc. Project) 5.70%, 6/1/2005..............................                         2,500,000      2,503,200
Philadelphia Municipal Authority, LR, Refunding
    5.60%, 11/15/2009 (Insured; FGIC).......................................                         2,100,000      2,118,942
Philadelphia School District:
    Refunding 6.25%, 9/1/2009 (Insured; AMBAC)..............................                         2,000,000      2,162,920
    5.50%, 9/1/2025 (Insured; AMBAC)........................................                         2,000,000      1,887,540
Pittsburgh Urban Redevelopment Authority:
    Mortgage Revenue 7.05%, 4/1/2023........................................                         1,785,000      1,837,711
    Single Family Mortgage 7.40%, 4/1/2024..................................                           860,000        893,454
Schuylkill County Industrial Development Authority, Refunding
    First Mortgage Revenue (Valley Health Concerns) 8.75%, 3/1/2012.........                         2,500,000      2,644,950
    RRR (Schuylkill Energy Resources Inc.) 6.50%, 1/1/2010..................                         7,090,000      7,098,223

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          APRIL 30, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                       AMOUNT           VALUE
                                                                                           __________________   ______________
PENNSYLVANIA (CONTINUED)
Washington County Industrial Development Authority, Revenue, Refunding
    (Presbyterian Medical Center) 6.75%, 1/15/2023 (Insured; FHA)...........                    $    3,000,000  $   3,109,410
York County Hospital Authority, Revenue
    (Health Center - Village at Sprenkle Drive)
    7.75%, 4/1/2022 (Prerefunded 4/1/2002) (d)..............................                         1,205,000      1,403,740
U.S. RELATED-10.1%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         4,500,000      4,513,679
Guam Government 5.375%, 11/15/2013..........................................                         4,000,000      3,550,200
Puerto Rico Highway and Transportation Authority,
    Highway Revenue:
      5.40%, 7/1/2006.......................................................                        10,000,000      9,658,100
      5.25%, 7/1/2020 (Insured; FSA)........................................                         6,600,000      6,022,961
Puerto Rico Public Buildings Authority, Guaranteed Public Education and
Health Facilities, Refunding 5.70%, 7/1/2009...................................                      5,000,000      5,078,800
                                                                                                                ______________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $264,448,694)...................                                     $269,428,658
                                                                                                                ==============
SHORT-TERM MUNICIPAL INVESTMENTS-5.6%
PENNSYLVANIA-3.0%
Allegheny County Hospital Development Authority, Revenue, VRDN
    (Presbyterian Health Center) 4.10% (Insured; MBIA) (e)..................                    $    1,500,000  $   1,500,000
Pennsylvania, TAN 4.50%, 6/28/1996..........................................                         2,000,000      2,002,140
Pennsylvania Energy Development Authority, Energy Development Revenue
    (B and W Ebensburg Project) 4.20% (LOC; Swiss Bank Corporation) (b,e)...                         5,000,000      5,000,000
U.S. RELATED-2.6%
Commonwealth of Puerto Rico Government Development Bank, Refunding, VRDN
    3.75% (LOC; Credit Suisse) (b,e)........................................                         6,950,000      6,950,000
Puerto Rico Electric Power Authority, Power Revenue 3.32% (Insured; FSA) (f)                           400,000        400,000
                                                                                                                ______________
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS (cost $15,853,105)...................                                    $  15,852,140
                                                                                                                ==============
TOTAL INVESTMENTS-100%
    (cost $280,301,799).....................................................                                     $285,280,798
                                                                                                                ==============

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA     Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FHA           Federal Housing Administration                     PCR      Pollution Control Revenue
FSA           Financial Security Assurance                       RRR      Resources Recovery Revenue
HR            Hospital Revenue                                   SFMR    Single Family Mortgage Revenue
IDR           Industrial Development Revenue                     SWDR    Solid Waste Disposal Revenue
LOC           Letter of Credit                                   TAN     Tax Anticipation Notes
LR            Lease Revenue                                      VRDN    Variable Rate Demand Notes

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (G)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____________                     _______________                 ___________________                 _____________________
AAA                                Aaa                            AAA                                          43.7%
AA                                 Aa                             AA                                            3.4
A                                  A                              A                                            15.2
BBB                                Baa                            BBB                                          19.8
BB                                 Ba                             BB                                             .6
F1                                 MIG1/P1                        SP1/A1                                        5.4
Not Rated (h)                      Not Rated (h)                  Not Rated (h)                                11.9
                                                                                                             ________
                                                                                                             100.0%
                                                                                                             ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Wholly held by custodian as collateral for delayed-delivery security.
    (b)  Secured by letters of credit.
    (c)  Purchased on a delayed-delivery basis.
    (d) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (e) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (f) Inverse Floater Security - the interest rate is subject to change periodically.
    (g) Fitch currently provides creditworthiness information for a limited number of investments.
    (h) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                            APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $280,301,799)-see statement.....................................                                      $285,280,798
    Cash....................................................................                                         1,233,609
    Interest receivable.....................................................                                         5,521,212
    Receivable for shares of Beneficial Interest subscribed.................                                           224,540
    Receivable for investment securities sold...............................                                            93,433
    Prepaid expenses........................................................                                             9,137
                                                                                                                 ______________
                                                                                                                   292,362,729
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                         $   128,905
    Due to Distributor......................................................                              88,348
    Payable for investment securities purchased.............................                           2,447,858
    Payable for shares of Beneficial Interest redeemed......................                             214,060
    Accrued expenses........................................................                              50,486     2,929,657
                                                                                                  _______________
NET ASSETS..................................................................                                      $289,433,072
                                                                                                                 ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $282,542,947
    Accumulated undistributed net realized gain on investments..............                                         1,911,126
    Accumulated net unrealized appreciation on investments-Note 3...........                                         4,978,999
                                                                                                                 ______________
NET ASSETS at value.........................................................                                      $289,433,072
                                                                                                                 ==============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        13,408,608
                                                                                                                 ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         4,492,451
                                                                                                                 ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                             1,302
                                                                                                                 ==============
NET ASSET VALUE per share:
    Class A Shares
      ($216,801,832 / 13,408,608 shares)....................................                                            $16.17
                                                                                                                      =========
    Class B Shares
      ($72,610,204 / 4,492,451 shares)......................................                                            $16.16
                                                                                                                      =========
    Class C Shares
      ($21,036 / 1,302 shares)..............................................                                            $16.16
                                                                                                                      =========


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF OPERATIONS                                                                             YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $18,081,065
    EXPENSES:
      Management fee-Note 2(a)..............................................                          $1,600,235
      Shareholder servicing costs-Note 2(c).................................                             981,973
      Distribution fees-Note 2(b)...........................................                             362,748
      Professional fees.....................................................                              45,123
      Custodian fees........................................................                              32,496
      Prospectus and shareholders' reports..................................                              21,254
      Trustees' fees and expenses-Note 2(d).................................                               3,918
      Registration fees.....................................................                               1,736
      Miscellaneous.........................................................                               5,404
                                                                                                  _______________
          TOTAL EXPENSES....................................................                                         3,054,887
                                                                                                                   _______________
          INVESTMENT INCOME-NET.............................................                                           15,026,178
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                          $3,624,514
    Net unrealized appreciation on investments..............................                           2,233,089
                                                                                                   ______________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                            5,857,603
                                                                                                                   _______________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                          $20,883,781
                                                                                                                   ===============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                  YEAR ENDED APRIL 30,
                                                                                        __________________________________________
                                                                                                 1995                 1996
                                                                                        ____________________    __________________
OPERATIONS:
    Investment income-net...................................................              $  16,303,282             $  15,026,178
    Net realized gain on investments........................................                  3,749,748                 3,624,514
    Net unrealized appreciation (depreciation) on investments for the year..                 (2,373,737)                2,233,089
                                                                                        ____________________    __________________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                 17,679,293                20,883,781
                                                                                        ____________________    __________________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                (12,907,659)              (11,560,546)
      Class B shares........................................................                 (3,395,623)               (3,465,577)
      Class C shares........................................................                       -                          (55)
    Net realized gain on investment:
      Class A shares........................................................                       -                  (3,548,917)
      Class B shares........................................................                       -                  (1,187,046)
      Class C shares........................................................                       -                         (17)
                                                                                        ____________________    __________________
          TOTAL DIVIDENDS...................................................                (16,303,282)             (19,762,158)
                                                                                        ____________________    __________________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                 14,323,499                20,084,706
      Class B shares........................................................                 13,962,833                 6,829,157
      Class C shares........................................................                       -                       21,000
    Dividends reinvested:
      Class A shares........................................................                  6,652,944                 8,442,622
      Class B shares........................................................                  2,024,872                 2,978,350
      Class C shares........................................................                       -                           73
    Cost of shares redeemed:
      Class A shares........................................................                (37,539,324)              (32,654,140)
      Class B shares........................................................                 (5,465,675)               (7,401,867)
                                                                                        ____________________    __________________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                 (6,040,851)               (1,700,099)
                                                                                        ____________________    __________________
            TOTAL (DECREASE) IN NET ASSETS..................................                 (4,664,840)                 (578,476)
NET ASSETS:
    Beginning of year.......................................................                294,676,388               290,011,548
                                                                                        ____________________    __________________
    End of year.............................................................              $290,011,548               $289,433,072
                                                                                        ====================    ==================

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
                                                                               SHARES
                                      ________________________________________________________________________________________
                                                CLASS A                         CLASS B                        CLASS C
                                      ____________________________     __________________________       ______________________
                                           YEAR ENDED APRIL 30,            YEAR ENDED APRIL 30,          YEAR ENDED APRIL 30,
                                      ____________________________     __________________________       ______________________

                                          1995            1996             1995            1996                  1996*
                                      ____________     ___________     ___________     __________       ______________________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............             900,647         1,227,069         881,375        412,949                    1,298
    Shares issued for
      dividends reinvested.             421,108           508,499         128,216        179,443                        4
    Shares redeemed........          (2,389,230)       (1,973,350)       (350,112)     (448,471)                      -
                                     ____________     ___________     ___________     __________       ______________________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......          (1,067,475)         (237,782)        659,479       143,921                     1,302
                                    =============     ===========     ===========     ==========       ======================
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Pennsylvania Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $852 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $362,739 was charged to the Series for the Class B shares and $9 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $546,007, $181,369 and $3 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $67,082 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $148,797,723 and $173,013,257, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $4,978,999, consisting of $7,513,971 gross unrealized appreciation and $2,534,972 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, PENNSYLVANIA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Pennsylvania Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Pennsylvania Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

(Ernst & Young LLP Signature)

New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF INVESTMENTS                                                                               APRIL 30, 1996
                                                                                                PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-99.5%                                                           AMOUNT              VALUE
                                                                                              _______________   ______________
TEXAS-98.1%
Allen Independent School District Building
    5.20%, 2/15/2021........................................................                      $  2,030,000   $  1,827,670
Alliance Airport Authority Inc., Special Facilities Revenue
    (American Airlines Inc., Project) 7.50%, 12/01/2029.....................                         3,800,000      4,041,224
Amarillo Health Facilities Corp., HR (High Plains Baptist Hospital)
    6.562%, 1/3/2022 (Insured; FSA).........................................                         4,500,000      4,635,810
Bexar County, Refunding, Limited Tax 5%, 6/15/2010..........................                         5,000,000      4,711,850
Bexar County Health Facilities Development Corp., HR Refunding
    (Baptist Memorial Hospital System Project) 6.625%, 2/15/2011 (Insured; MBIA)                     2,690,000      2,873,861
Brazos Higher Education Authority Inc., Student Loan Revenue, Refunding:
    5.70%, 6/1/2004.........................................................                         3,500,000      3,564,680
    6.80%, 12/1/2004........................................................                           850,000        899,725
Brazos River Authority, Special Facilities Revenue, Refunding
    5.50%, 8/15/2021 (Insured; FGIC)........................................                         2,000,000      1,886,620
Clear Creek Independent School District
    4.25%, 2/1/2013.........................................................                         1,575,000      1,294,115
Clint Independent School District, Refunding
    7%, 3/1/2015............................................................                           750,000        799,650
Dallas-Fort Worth Regional Airport, Joint Revenue
    6.625%, 11/1/2021 (Insured; FGIC).......................................                         1,250,000      1,286,475
El Paso Housing Authority, Multi-Family Revenue
    (Section 8 Projects) 6.25%, 12/1/2009...................................                         2,510,000      2,533,042
Grapevine-Colleyville Independent School District
    5.125%, 8/15/2022.......................................................                         3,000,000      2,678,280
Gulf Coast Waste Disposal Authority, SWDR
    (Champion International Corp. Project) 7.25%, 4/1/2017..................                         1,000,000      1,057,070
Harris County (Toll Road) Senior Lien 6.375%, 8/15/2024 (Insured; MBIA).....                         3,000,000      3,114,300
Harris County Health Facilities Development Corp., Health Care System Revenue
    (Sisters of Charity) 7.10%, 7/1/2021....................................                         1,000,000      1,079,810
Houston:
    Refunding 7%, 3/1/2008..................................................                         2,000,000      2,304,500
    Water and Sewer System Revenue, Refunding (Junior Lien)
      5.25%, 12/1/2025 (Insured; FGIC)......................................                         3,000,000      2,726,550
Keller Independent School District,
    Unlimited Tax School Building and Refunding
    5.125%, 8/15/2025.......................................................                         2,000,000      1,778,600
Leander 6.75%, 8/15/2016....................................................                         2,325,000      2,349,389
Leon County, PCR, Refunding (Nucor Corp. Project) 7.375%, 8/1/2009..........                           750,000        816,982

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      APRIL 30, 1996
                                                                                               PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                    AMOUNT              VALUE
                                                                                              _______________   _____________
TEXAS (CONTINUED)

Lewisville Independent School District 5.35%, 8/15/2014.....................                      $  2,750,000   $  2,612,858
Matagorda County Navigation District No. 1, PCR
    (Collateralized Houston Lighting and Power) 7.875%, 2/1/2019............                           500,000         531,190
Montgomery County Health Facilities Development Corp., Hospital Mortgage
Revenue
    (Woodlands Medical Center Project) 8.85%, 8/15/2014.....................                           580,000        627,676
North Texas Higher Education Authority, Inc., Student Loan Revenue
    7.25%, 4/1/2003 (Insured; AMBAC)........................................                         1,000,000      1,056,970
Red River Authority, PCR
    (Hoechst Celanese Corp. Project) 6.875%, 4/1/2017.......................                         4,100,000      4,325,377
San Antonio, Water Revenue (Prior Lien)
    7.125%, 5/1/2016 (Prerefunded 5/1/1999) (a).............................                           750,000        817,110
Southwest Higher Education Authority, Inc., Higher Education Revenue
    (Southern Methodist University Project) 5.125%, 10/1/2026 (Insured; FSA)                         1,000,000        885,230
Texas (Veterans Housing Assistance) 6.80%, 12/1/2023........................                         3,135,000      3,205,569
Texas Health Facilities Development Corp., HR, Refunding
    (All Saints Episcopal Hospitals) 6.25%, 8/15/2022 (Insured; MBIA).......                         2,000,000      2,044,280
Texas Higher Education Coordinating Board, College Student Loan Revenue
    7.30%, 10/1/2003........................................................                           750,000        783,923
Texas National Research Laboratory Commission Financing Corp., LR
    (Superconducting Super Collider):
      6.95%, 12/1/2012......................................................                           700,000        772,877
      7.10%, 12/1/2021 (Prerefunded 12/1/2001) (a)..........................                           230,000        260,466
Texas Public Property Finance Corp., Revenue
    (Mental Health and Retardation) 8.875%, 9/1/2011 (Prerefunded 9/1/2001) (a)                        455,000        549,708
Texas Water Development Board, Revenue (State Revolving Fund) Senior Lien
    6%, 7/15/2013...........................................................                         3,000,000      3,014,130
Tomball Hospital Authority, Revenue, Refunding 6%, 7/1/2013.................                         5,000,000      4,716,000
Tyler Texas Health Facility Development Corp., HR
    (East Texas Medical Center Regional Health) 6.625%, 11/1/2011...........                         1,820,000      1,831,575
West Side Calhoun County Navigation District, SWDR
    (Union Carbide Chemical and Plastics) 8.20%, 3/15/2021..................                           500,000        557,685
U.S. RELATED-1.4%
Puerto Rico Public Buildings Authority, Guaranteed
    Public Education and Health Facilities
    6.875%, 7/1/2012 (Prerefunded 7/1/2002) (a).............................                         1,000,000      1,128,500
                                                                                                                 _____________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $76,587,967)......................................................                                      $77,981,327
                                                                                                                 =============

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                         APRIL 30, 1996
                                                                                               PRINCIPAL
SHORT-TERM MUNICIPAL INVESTMENT-.5%                                                            AMOUNT               VALUE
                                                                                           ________________   _______________
U.S. RELATED;
Puerto Rico Electric Power Authority, Power Revenue, 3.32% (Insured; FSA) (b)
    (cost $400,000).........................................................                     $     400,000     $  400,000
                                                                                                              ================
TOTAL INVESTMENTS-100.0%
    (cost $76,987,967)......................................................                                      $78,381,327
                                                                                                              ================

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA        Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FSA           Financial Security Assurance                       PCR         Pollution Control Revenue
HR            Hospital Revenue                                   SWDR        Solid Waste Disposal Revenue
LR            Lease Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S            PERCENTAGE OF VALUE
________________                   _____________                  ___________________         ______________________
AAA                                Aaa                            AAA                               52.9%
AA                                 Aa                             AA                                15.4
A                                  A                              A                                 11.6
BBB                                Baa                            BBB                               15.6
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                      4.5
                                                                                                   ________
                                                                                                   100.0%
                                                                                                   ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse Floater Security - the interest rate is subject to change periodically.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                         APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $76,987,967)-see statement......................................                                      $78,381,327
    Cash....................................................................                                          584,941
    Interest receivable.....................................................                                        1,405,965
    Receivable for shares of Beneficial Interest subscribed.................                                           20,000
    Prepaid expenses........................................................                                            7,101
                                                                                                              ________________
                                                                                                                   80,399,334
LIABILITIES:
    Due to Distributor......................................................                         $23,690
    Payable for shares of Beneficial Interest redeemed......................                          20,714
    Accrued expenses........................................................                          29,340          73,744
                                                                                                _____________ ________________
NET ASSETS..................................................................                                      $80,325,590
                                                                                                              ================
REPRESENTED BY:
    Paid-in capital.........................................................                                      $78,414,939
    Accumulated undistributed net realized gain on investments..............                                          517,291
    Accumulated net unrealized appreciation on investments-Note 3...........                                        1,393,360
                                                                                                              ________________
NET ASSETS at value.........................................................                                      $80,325,590
                                                                                                              ================
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        3,016,239
                                                                                                              ================
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                          837,867
                                                                                                              ================
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               51
                                                                                                              ================
NET ASSET VALUE per share:
    Class A Shares
      ($62,863,623 / 3,016,239 shares)......................................                                           $20.84
                                                                                                              ================
    Class B Shares
      ($17,460,915 / 837,867 shares)........................................                                           $20.84
                                                                                                              ================
    Class C Shares
      ($1,052 / 50,504 shares)..............................................                                           $20.83
                                                                                                              ================

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF OPERATIONS                                                                           YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $5,091,856
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $   464,591
      Shareholder servicing costs-Note 2(c).................................                         257,487
      Distribution fees-Note 2(b)...........................................                          87,657
      Professional fees.....................................................                          15,522
      Prospectus and shareholders' reports..................................                          10,225
      Custodian fees........................................................                           9,835
      Registration fees.....................................................                           1,209
      Trustees' fees and expenses-Note 2(d).................................                           1,123
      Miscellaneous.........................................................                          18,385
                                                                                                ______________
            TOTAL EXPENSES..................................................                         866,034
      Less-Management fee waived due to
          undertaking-Note 2(a).............................................                         464,591
                                                                                                ______________
            NET EXPENSES....................................................                                          401,443
                                                                                                                ______________
            INVESTMENT INCOME-NET...........................................                                        4,690,413
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                      $1,514,366
    Net unrealized appreciation on investments..............................                         400,100
                                                                                                ______________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                        1,914,466
                                                                                                                ______________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $6,604,879
                                                                                                                ==============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                     YEAR ENDED APRIL 30,
                                                                                         _________________________________________
                                                                                                 1995                    1996
                                                                                         ____________________    _________________
OPERATIONS:
    Investment income-net...................................................                 $   5,213,354         $   4,690,413
    Net realized gain on investments........................................                       336,502             1,514,366
    Net unrealized appreciation on investments for the year.................                       460,699               400,100
                                                                                         ____________________    _________________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                     6,010,555             6,604,879
                                                                                         ____________________    _________________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                    (4,315,213)           (3,789,456)
      Class B shares........................................................                      (898,141)             (900,921)
      Class C shares........................................................                         -                       (36)
    Net realized gain on investments:
      Class A shares........................................................                         -                  (937,967)
      Class B shares........................................................                         -                  (248,855)
      Class C shares........................................................                         -                       (15)
                                                                                         ____________________    _________________
          TOTAL DIVIDENDS...................................................                    (5,213,354)            (5,877,250)
                                                                                         ____________________    _________________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                     1,872,238             1,598,276
      Class B shares........................................................                     1,960,522             1,221,189
      Class C shares........................................................                         -                     1,014
    Dividends reinvested:
      Class A shares........................................................                     1,978,459             2,309,470
      Class B shares........................................................                       498,663               668,539
      Class C shares........................................................                         -                        51
    Cost of shares redeemed:
      Class A shares........................................................                   (12,622,094)            (9,766,053)
      Class B shares........................................................                    (1,719,028)            (1,355,717)
                                                                                         ____________________    _________________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                    (8,031,240)           (5,323,231)
                                                                                         ____________________    _________________
            TOTAL (DECREASE) IN NET ASSETS..................................                    (7,234,039)           (4,595,602)
NET ASSETS:
    Beginning of year.......................................................                    92,155,231             84,921,192
                                                                                         ____________________    _________________
    End of year.............................................................                  $ 84,921,192           $ 80,325,590
                                                                                         ====================    =================

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
                                                                              SHARES
                                      __________________________________________________________________________________
                                                  CLASS A                      CLASS B                  CLASS C
                                      ________________________        ______________________     _______________________
                                                                                                          YEAR ENDED
                                         YEAR ENDED APRIL 30,            YEAR ENDED APRIL 30,              APRIL 30,
                                       _______________________        _______________________
                                          1995        1996               1995          1996                  1996*
                                       ___________  __________        __________   __________    _______________________
CAPITAL SHARE TRANSACTIONS:
    Shares sold............               92,136      75,223            96,542        57,381               49
    Shares issued for
      dividends reinvested.               97,778     108,052            24,656        31,283                2
    Shares redeemed........             (636,330)   (458,438)          (86,401)      (63,720)               -
                                       ___________  __________        __________   __________    _______________________
      NET INCREASE
          (DECREASE) IN
          SHARES OUTSTANDING            (446,416)   (275,163)           34,797        24,944               51
                                       ===========  ==========        ==========   ==========    =======================
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
FINANCIAL HIGHLIGHTS
    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.


PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Texas Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. However, the Manager has undertaken from May 1, 1995 to waive receipt of the management fee payable to it by the Series until such time as the net assets of the Series exceed $100 million, regardless of whether they remain at that level. The management fee waived, pursuant to the undertaking, amounted to $464,591 for the year ended April 30, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $87,651 was charged to the Series for the Class B shares and $6 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $167,350, $43,826 and $2 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $11,727 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $40,754,684 and $45,945,727, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $1,393,360, consisting of $2,110,926 gross unrealized appreciation and $717,566 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, TEXAS SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Texas Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Texas Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                                       (Ernst & Young LLP - Signature)

New York, New York
June 5, 1996

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF INVESTMENTS                                                                                    APRIL 30, 1996
                                                                                               PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                         AMOUNT               VALUE
                                                                                            ________________   ______________
VIRGINIA-84.5%
Alexandria Redevelopment and Housing Authority,
    Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments)
    6.125%, 7/1/2021........................................................                      $  3,000,000   $  2,941,260
Augusta County Industrial Development Authority, HR
    (Augusta Hospital Corp. Project) 7%, 9/1/2021 (Prerefunded 9/1/2001) (a)                         2,750,000      3,081,898
Capital Region Airport Commission, Airport Revenue
    (Richmond International Airport Projects) 5.625%, 7/1/2025 (Insured; AMBAC)                      3,000,000      2,843,670
Charlottesville-Albemarle Airport Authority, Airport Revenue Refunding:
    6.125%, 12/1/2009.......................................................                           450,000        432,738
    6.125%, 12/1/2013.......................................................                           350,000        335,807
Chesapeake, Water and Sewer System Revenue, Refunding 6.50%, 7/1/2012.......                         1,000,000      1,049,240
Chesapeake Bay Bridge and Tunnel District, General Resolution Revenue,
    Refunding 5%, 7/1/2022 (Insured; MBIA)..................................                         5,410,000      4,767,779
Chesapeake Hospital Authority, Hospital Facility Revenue, Refunding
    (Chesapeake General Hospital) 5.25%, 7/1/2018 (Insured; MBIA)...........                         1,000,000        906,920
Community Housing Finance Corp. Arlington County,
    Collateralized Mortgage Revenue, Refunding (Colonial Village Project)
    6.25%, 6/1/2022 (Insured; FHA)..........................................                         1,000,000      1,001,360
Covington-Alleghany County Industrial Development Authority,
    Hospital Facility Revenue (Alleghany Regional Hospital)
    6.875%, 4/1/2022 (Prerefunded 4/1/2002) (a).............................                         1,000,000      1,106,940
Fairfax County Park Authority, Park Facilities Revenue
    6.625%, 7/15/2020.......................................................                         2,665,000      2,710,545
Fairfax County Water Authority, Water Revenue:
    5%, 4/1/2016............................................................                         2,000,000      1,806,900
    7.561%, 4/1/2029 (b,c)..................................................                         2,000,000      1,710,000
Hanover County Industrial Development Authority, HR
    (Memorial Regional Medical Center Project) 5.50%, 8/15/2025 (Insured; MBIA)                      1,000,000        930,670
Harrisonburg Redevelopment and Housing Authority, MFHR, Refunding
    (Hanover Crossing Apartments Project) 6.35%, 3/1/2023...................                         2,000,000      2,003,800
Industrial Development Authority of Albermarle County,
    HR, Refunding (Martha Jefferson Hospital):
      5.875%, 10/1/2013.....................................................                         2,360,000      2,263,098
      5.50%, 10/1/2020......................................................                         1,500,000      1,333,425
Industrial Development Authority of the City of Williamsburg,
    Hospital Facility Revenue (Williamsburg Community Hospital) 5.75%, 10/1/2022                     2,000,000      1,794,360
Industrial Development Authority of Giles County,
    Exempt Facility Revenue (Hoechst Celanese Corp. Project)
    5.95%, 12/1/2025........................................................                         3,000,000      2,919,690

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      APRIL 30, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                       AMOUNT             VALUE
                                                                                              ________________   _____________
VIRGINIA (CONTINUED)

Industrial Development Authority of the County of Henrico,
    SWDR (Browning-Ferris Industries of South Atlantic, Inc. Project)
    5.45%, 1/1/2014.........................................................                      $  3,500,000   $  3,312,855
Industrial Development Authority of the County of Prince William:
    Hospital Facility Revenue (Potomac Hospital Corp. of Prince William)
      6.85%, 10/1/2025......................................................                         1,000,000      1,043,820
    HR, Refunding (Prince William Hospital)
      5.625%, 4/1/2012......................................................                         1,000,000        944,700
Industrial Development Authority of the Town of West Point,
    SWDR (Chesapeake Corp. Project) 6.375%, 3/1/2019........................                         2,500,000      2,431,825
Nelson County Service Authority, Water and Sewer Revenue, Refunding
    5.50%, 7/1/2018 (Insured; FGIC).........................................                         1,750,000      1,648,430
Norfolk Redevelopment and Housing Authority, Educational Facility Revenue
    (Tidewater Community College Campus) 5.875%, 11/1/2015..................                         1,000,000        976,210
Prince William County Park Authority, Revenue
    6.875%, 10/15/2016......................................................                         3,000,000      3,195,630
Rector and Visitors of the University of Virginia, General Revenue Pledge
    5.375%, 6/1/2020........................................................                         4,370,000      4,068,776
Richmond Industrial Development Authority, HR (Retreat Hospital)
    7.35%, 7/1/2021 (Prerefunded 7/1/2001) (a)..............................                         1,900,000      2,144,283
Richmond Metropolitan Authority, Expressway Revenue, Refunding
    6.375%, 7/15/2016 (Insured; FGIC).......................................                         1,500,000      1,564,980
Southeastern Public Service Authority, Revenue
    5.125%, 7/1/2013 (Insured; MBIA)........................................                         7,850,000      7,339,593
Upper Occoquan Sewer Authority, Regional Sewer Revenue:
    6.50%, 7/1/2017 (Insured; MBIA) (Prerefunded 7/1/2001) (a)..............                         1,000,000      1,098,140
    5%, 7/1/2025 (Insured; MBIA)............................................                         4,000,000      3,508,920
Virginia Beach Development Authority
    Nursing Home Revenue (Sentara Life Care Corp.) 7.75%, 11/1/2021.........                         1,000,000      1,096,670
Virginia Housing Development Authority:
    Commonwealth Mortgage:
      6.20%, 7/1/2021.......................................................                         3,255,000      3,221,929
      6.85%, 1/1/2027.......................................................                         2,000,000      2,040,300
    Multi-Family Refunding 5.90%, 11/1/2017.................................                         2,000,000      1,957,120
U. S. RELATED-15.5%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         2,000,000      2,006,080
Commonwealth of Puerto Rico:
    5.40%, 7/1/2025.........................................................                         3,000,000      2,717,010
    (Public Improvement) 6.80%, 7/1/2021 (Prerefunded 7/1/2002) (a).........                         1,000,000      1,122,000

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                       APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                      AMOUNT              VALUE
                                                                                              ________________  ______________
U. S. RELATED (CONTINUED)

Puerto Rico Highway and Transportation Authority, Highway Revenue:
    6.625%, 7/1/2018 (Prerefunded 7/1/2002) (a).............................                      $  2,000,000   $  2,224,780
    5.50%, 7/1/2026.........................................................                         5,000,000      4,597,650
Virgin Islands Public Finance Authority, Revenue, Refunding, Matching Fund
Loan Notes
    7.25%, 10/1/2018........................................................                         1,500,000      1,578,405
                                                                                                                ______________
TOTAL INVESTMENTS (cost $92,283,183)........................................                                      $91,780,206
                                                                                                                ==============

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA        Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                           Insurance Corporation
FHA           Federal Housing Administration                     MFHR        Multi-Family Housing Revenue
HR            Hospital Revenue                                   SWDR        Solid Waste Disposal Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____________                      _____________                  ___________________                 _____________________
AAA                                Aaa                            AAA                                          31.5%
AA                                 Aa                             AA                                           20.6
A                                  A                              A                                            35.2
BBB                                Baa                            BBB                                          11.0
Not Rated (e)                      Not Rated (e)                  Not Rated (e)                                 1.7
                                                                                                            ___________
                                                                                                              100.0%
                                                                                                            ===========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse Floater Security of the interest rate is subject to change periodically.
    (c) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 1996, this security amounted to $1,710,000 or 1.8% of net assets.
    (d) Fitch currently provides creditworthiness information for a limited number of investments.
    (e) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                            APRIL 30, 1996
ASSETS:
    Investments in securities, at value
      (cost $92,283,183)-see statement......................................                                       $91,780,206
    Cash....................................................................                                         1,031,926
    Interest receivable.....................................................                                         1,530,159
    Receivable for shares of Beneficial Interest subscribed.................                                           208,537
    Prepaid expenses........................................................                                             3,900
                                                                                                                _______________
                                                                                                                    94,554,728
LIABILITIES:
    Due to Distributor......................................................                         $32,981
    Payable for shares of Beneficial Interest redeemed......................                          14,191
    Accrued expenses........................................................                          72,788           119,960
                                                                                                 ____________   _______________
NET ASSETS..................................................................                                       $94,434,768
                                                                                                                ===============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $95,195,136
    Accumulated net realized (loss) on investments..........................                                          (257,391)
    Accumulated net unrealized (depreciation) on investments-Note 3.........                                          (502,977)
                                                                                                                _______________
NET ASSETS at value.........................................................                                         $94,434,768
                                                                                                                ===============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         3,759,009
                                                                                                                ===============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         2,036,179
                                                                                                                ===============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                            10,194
                                                                                                                ===============
NET ASSET VALUE per share:
    Class A Shares
      ($61,149,373 / 3,759,009 shares)......................................                                            $16.27
                                                                                                                ===============
    Class B Shares
      ($33,119,613 / 2,036,179 shares)......................................                                            $16.27
                                                                                                                ===============
    Class C Shares
      ($165,782 / 10,194 shares)............................................                                            $16.26
                                                                                                                ===============

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF OPERATIONS                                                                           YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                        $5,783,574
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $   522,229
      Shareholder servicing costs-Note 2(c).................................                         315,653
      Distribution fees-Note 2(b)...........................................                         157,882
      Professional fees.....................................................                          18,106
      Prospectus and shareholders' reports..................................                          15,763
      Custodian fees........................................................                          10,760
      Registration fees.....................................................                           1,648
      Trustees' fees and expenses-Note 2(d).................................                           1,264
      Miscellaneous.........................................................                         116,338
                                                                                               ______________
            TOTAL EXPENSES..................................................                       1,159,643
      Less-management fee waived due to
          undertaking-Note 2(a).............................................                         522,229
                                                                                               ______________
            NET EXPENSES....................................................                                           637,414
                                                                                                                  _____________
            INVESTMENT INCOME-NET...........................................                                         5,146,160
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                      $1,771,595
    Net unrealized (depreciation) on investments............................                        (539,154)
                                                                                                _____________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                         1,232,441
                                                                                                                  _____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                         $6,378,601
                                                                                                                  =============



See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                  YEAR ENDED APRIL 30,
                                                                                         _____________________________________
                                                                                              1995                   1996
                                                                                         _____________           _____________
OPERATIONS:
    Investment income-net...................................................              $  5,219,359            $  5,146,160
    Net realized gain (loss) on investments.................................                (1,651,777)              1,771,595
    Net unrealized appreciation (depreciation) on investments for the year..                 1,713,847                (539,154)
                                                                                         _____________           _____________
      NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................                 5,281,429               6,378,601
                                                                                         _____________           _____________
DIVIDENDS TO SHAREHOLDERS:
    From investment income-net:
      Class A shares........................................................                (3,761,772)            (3,546,219)
      Class B shares........................................................                (1,457,587)            (1,598,256)
      Class C shares........................................................                      -                    (1,685)
    In excess of net realized gain on investments:
      Class A shares........................................................                  (120,788)                    -
      Class B shares........................................................                   (53,700)                    -
                                                                                         _____________           _____________
          TOTAL DIVIDENDS...................................................                (5,393,847)            (5,146,160)
                                                                                         _____________           _____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                 7,081,776               4,126,648
      Class B shares........................................................                 5,599,985               5,468,182
      Class C shares........................................................                     -                     171,138
    Dividends reinvested:
      Class A shares........................................................                 2,086,577               1,849,325
      Class B shares........................................................                   818,920                 812,093
      Class C shares........................................................                     -                       1,041
    Cost of shares redeemed:
      Class A shares........................................................               (11,840,016)             (8,185,998)
      Class B shares........................................................                (2,926,642)             (2,280,799)
                                                                                         _____________           _____________
          INCREASE IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................                   820,600               1,961,630
                                                                                         _____________           _____________
            TOTAL INCREASE IN NET ASSETS....................................                   708,182               3,194,071
NET ASSETS:
    Beginning of year.......................................................                90,532,515              91,240,697
                                                                                         _____________           _____________
    End of year.............................................................               $91,240,697             $94,434,768
                                                                                         =============           =============

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
                                                                              SHARES
                                     ____________________________________________________________________________________________
                                                CLASS A                           CLASS B                        CLASS C
                                     __________________________   ____________________________________   ________________________
                                                                                                                  YEAR ENDED
                                         YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,                      APRIL 30,
                                     __________________________   ____________________________________
                                         1995           1996           1995                 1996                      1996*
                                     ____________   ___________   _______________      _______________   ________________________
CAPITAL SHARE TRANSACTIONS:
    Shares sold..........               447,976        249,234        356,143              328,113                10,131
    Shares issued for
      dividends reinvested              132,774        111,225         52,168               48,831                    63
    Shares redeemed......              (761,303)      (494,748)      (187,333)            (137,908)                   -
                                     ____________   ___________   _______________      _______________   ________________________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING....              (180,553)      (134,289)       220,978              239,036                10,194
                                     ============   ===========   ===============      ===============   ========================
*  From August 15, 1995 (commencement of initial offering) to April 30, 1996.



See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
FINANCIAL HIGHLIGHTS

    Reference is made to pages 6-27 of the Fund's Prospectus dated September 3, 1996.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Virginia Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc., (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

    The Fund has an unused capital loss carryover of approximately $148,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 1996. If not applied, the carryover expires in fiscal 2003.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. However, the Manager has undertaken from May 1, 1995 to waive receipt of the management fee payable to it by the Series until such time as the net assets of the Series exceed $100 million, regardless of whether they remain at that level. The management fee waived, pursuant to the undertaking, amounted to $522,229 for the year ended April 30, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $39 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $157,606 was charged to the Series for the Class B shares and $276 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the year ended April 30, 1996, $158,482, $78,803 and $92 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Service Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $19,409 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $49,693,408 and $47,684,106, respectively.

     At April 30, 1996, accumulated net unrealized depreciation on investments was $502,977, consisting of $2,070,929 gross unrealized appreciation and $2,573,906 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, VIRGINIA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Virginia Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Virginia Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                    (ERNST & YOUNG LLP..... SIGNATURE LOGO)

New York, New York
June 5, 1996

__________________________________________________________________________
                    PREMIER NEW YORK MUNICIPAL BOND FUND
                     CLASS A, CLASS B AND CLASS C SHARES
                                   PART B
                    (STATEMENT OF ADDITIONAL INFORMATION)
                                APRIL 1, 1996
__________________________________________________________________________

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Premier New York Municipal Bond Fund (the "Fund"), dated April 1, 1996, as it may be revised from time to time. To obtain a copy of the Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.

     The Dreyfus Corporation (the "Manager") serves as the Fund's investment adviser.

     Premier Mutual Fund Services, Inc. (the "Distributor") is the distributor of the Fund's shares.

                              TABLE OF CONTENTS
                                                             Page

Investment Objective and Management Policies . . . . . . .   B-2
Management of the Fund . . . . . . . . . . . . . . . . . .   B-12
Management Agreement . . . . . . . . . . . . . . . . . . .   B-15
Purchase of Shares . . . . . . . . . . . . . . . . . . . .   B-17
Distribution Plan and Shareholder Services Plan. . . . . .   B-19
Redemption of Shares . . . . . . . . . . . . . . . . . . .   B-20
Shareholder Services . . . . . . . . . . . . . . . . . . .   B-22
Determination of Net Asset Value . . . . . . . . . . . . .   B-25
Dividends, Distributions and Taxes . . . . . . . . . . . .   B-25
Portfolio Transactions . . . . . . . . . . . . . . . . . .   B-27
Performance Information. . . . . . . . . . . . . . . . . .   B-28
Information About the Fund . . . . . . . . . . . . . . . .   B-30
Transfer and Dividend Disbursing Agent, Custodian,
     Counsel and Independent Auditors. . . . . . . . . . .   B-30
Appendix A . . . . . . . . . . . . . . . . . . . . . . . .   B-31
Appendix B . . . . . . . . . . . . . . . . . . . . . . . .   B-44
Financial Statements . . . . . . . . . . . . . . . . . . .   B-53
Report of Independent Auditors . . . . . . . . . . . . . .   B-63


                INVESTMENT OBJECTIVE AND MANAGEMENT POLICIES

     The following information supplements and should be read in conjunction with the sections in the Fund's Prospectus entitled "Description of the Fund" and "Appendix."

Portfolio Securities

     The average distribution of investments (at value) in Municipal Obligations by ratings for the fiscal year ended November 30, 1995, computed on a monthly basis, was as follows:

     Fitch             Moody's             Standard
   Investors          Investors            & Poor's
 Service, L.P.      Service, Inc.        Ratings Group   Percentage
   ("Fitch")   or   ("Moody's")    or      ("S&P")        of Value

     AAA                Aaa                 AAA              17.9%
     AA                 Aa                  AA               13.2
     A                  A                   A                31.9
     BBB                Baa                 BBB              30.7
     BB                 Ba                  BB                2.9
     F-1                MIG 1/P-1           SP-1/A-1          1.3
     Not Rated          Not Rated           Not Rated         2.1(1)
                                                            100.0%
_____________________________________________________
1 Included under the Not Rated category are securities comprising 2.1% of the Fund's market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the Baa/BBB rating category.

     Municipal Obligations. The term "Municipal Obligations" generally includes debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Municipal Obligations may be issued include refunding outstanding obligations, obtaining funds for general operating expenses and lending such funds to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair or improvement of privately operated housing facilities, sports facilities, convention or trade show facilities, airport, mass transit, industrial, port or parking facilities, air or water pollution control facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal; the interest paid on such obligations may be exempt from Federal income tax, although current tax laws place substantial limitations on the size of such issues. Such obligations are considered to be Municipal Obligations if the interest paid thereon qualifies as exempt from Federal income tax in the opinion of bond counsel to the issuer. There are, of course, variations in the security of Municipal Obligations, both within a particular classification and between classifications.

     Floating and variable rate demand obligations are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders thereof. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals.

     The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation, and rating of the issue. The imposition of the Fund's management fee, as well as other operating expenses, including fees paid under the Fund's Shareholder Services Plan and, with respect to Class B and Class C shares, the Distribution Plan, will have the effect of reducing the yield to investors.

     Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Obligations. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The staff of the Securities and Exchange Commission currently considers certain lease obligations to be illiquid. Determination as to the liquidity of such securities is made in accordance with guidelines established by the Fund's Board. Pursuant to such guidelines, the Board has directed the Manager to monitor carefully the Fund's investment in such securities with particular regard to (1) the frequency of trades and quotes for the lease obligation; (2) the number of dealers willing to purchase or sell the lease obligation and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the lease obligation; (4) the nature of the marketplace trades including the time needed to dispose of the lease obligation, the method of soliciting offers and the mechanics of transfer; and
(5) such other factors concerning the trading market for the lease obligation as the Manager may deem relevant. In addition, in evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Manager to consider (a) whether the lease can be cancelled; (b) what assurance there is that the assets represented by the lease can be sold;
(c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Manager may deem relevant. Accordingly, not more than 15% of the value of the Fund's net assets will be invested in lease obligations that are illiquid and in other illiquid securities.

     The Fund will purchase tender option bonds only when it is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Obligations and that payment of any tender fees will not have the effect of creating taxable income for the Fund. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

     Ratings of Municipal Obligations. Subsequent to its purchase by the Fund, an issue of rated Municipal Obligations may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require the sale of such Municipal Obligations by the Fund, but the Manager will consider such event in determining whether the Fund should continue to hold the Municipal Obligations. To the extent that the ratings given by Moody's, S&P or Fitch for Municipal Obligations may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies contained in the Fund's Prospectus and this Statement of Additional Information. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities.

     Illiquid Securities. Where a substantial market of qualified institutional buyers develops for certain restricted securities purchased by the Fund pursuant to Rule 144A under the Securities Act of 1933, as amended, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund's Board. Because it is not possible to predict with assurance how the market for restricted securities pursuant to Rule 144A will develop, the Fund's Board has directed the Manager to monitor carefully the Fund's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund's investing in such securities may have the effect of increasing the level of illiquidity in the Fund's investments during such period.

     Taxable Investments. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities, which differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the U.S. Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest rates may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

     Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs.

     Certificates of deposit are negotiable certificates representing the obligation of a bank to repay funds deposited with it for a specified period of time.

     Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate. Investments in time deposits generally are limited to London branches of domestic banks that have total assets in excess of one billion dollars. Time deposits which may be held by the Fund will not benefit from insurance from Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation.

     Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

     In a repurchase agreement, the Fund buys a security, and at the time of sale, the seller agrees to repurchase the obligation at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The Fund's custodian or subcustodian will have custody of, and will hold in a segregated account, securities acquired by the Fund under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Fund. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, the Fund will enter into repurchase agreements only with domestic banks with total assets in excess of one billion dollars or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Fund may invest, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below resale price. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.

Management Policies

     Short-Selling. Until the Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account, containing cash or U.S. Government securities, at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral always equals the current value of the security sold short; or (b) otherwise cover its short position.

     Lending Portfolio Securities. In connection with its securities lending transactions, the Fund may return to the borrower or a third party which is unaffiliated with the Fund, and which is acting as a "placing broker," a part of the interest earned from the investment of collateral received for securities loaned.

     The Securities and Exchange Commission currently requires that the following conditions must be met whenever portfolio securities are loaned: (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any interest or other distributions payable on the loaned securities, and any increase in market value; and (5) the Fund may pay only reasonable custodian fees in connection with the loan.

     Derivatives. The Fund may invest in Derivatives (as defined in the Fund's Prospectus) for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would.

     Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter Derivatives. Exchange-traded Derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such Derivatives. This guarantee usually is supported by a daily payment system (i.e., variation margin requirements) operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with Derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter Derivatives. Therefore, each party to an over-the-counter Derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter Derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund. Over-the-counter Derivatives are less liquid than exchange-traded Derivatives since the other party to the transaction may be the only investor with sufficient understanding of the Derivative to be interested in bidding for it.

     Futures Transactions--In General. The Fund may enter into futures contracts in U.S. domestic markets, such as the Chicago Board of Trade. Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

     Successful use of futures by the Fund also is subject to the Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract. For example, if the Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. The Fund may have to sell such securities at a time when it may be disadvantageous to do so.

     Pursuant to regulations and/or published positions of the Securities and Exchange Commission, the Fund may be required to segregate cash or high quality money market instruments in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

     Specific Futures Transactions. The Fund may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Options--In General. The Fund may purchase and write (i.e., sell) call or put options with respect to interest rate futures contracts. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period.

     There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options.

     Successful use by the Fund of options will be subject to the Manager's ability to predict correctly movements in interest rates. To the extent the Manager's predictions are incorrect, the Fund may incur losses.

     Futures Developments. The Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other Derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or Statement of Additional Information.

     Forward Commitments. Municipal Obligations and other securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Investment Considerations and Risks

     Investing in New York Municipal Obligations. Each investor should consider carefully the special risks inherent in the Fund's investment in New York Municipal Obligations. These risks result from the financial condition of New York State and certain of its public bodies and municipalities, including New York City. Beginning in early 1975, New York State, New York City and other State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market values of various New York Municipal Obligations in which the Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or a State municipality, the market value and marketability of outstanding New York Municipal Obligations in the Fund's portfolio and the interest income to the Fund could be adversely affected. Moreover, the national recession and the significant slowdown in the New York and regional economies in the early 1990's added substantial uncertainty to estimates of the State's tax revenues, which, in part, caused the State to incur cash-basis operating deficits in the General Fund and issue deficit notes during the fiscal periods 1989 through 1992. The State's financial operations improved, however, during the 1993 and 1994 fiscal years. After reflecting a 1993 year-end deposit to the refund reserve account of $671 million, reported 1993 General Fund receipts were $45 million higher than originally projected in April 1992. The State completed the 1994 fiscal year with operating surpluses of $914 million. The State reported a General Fund operating deficit of $1.426 billion for the 1995 fiscal year. There can be no assurance that New York will not face substantial potential budget gaps in future years. In January 1992, Moody's lowered from A to Baa1 the ratings on certain appropriation-backed debt of New York State and its agencies. The State's general obligation, State-guaranteed and New York State Local Government Assistance Corporation bonds continue to be rated A by Moody's. In January 1992, S&P lowered from A to A- its ratings of New York State general obligation bonds and stated that it continues to assess the ratings outlook as negative. The ratings of various agency debt, State moral obligations, contractual obligations, lease purchase obligations and State guarantees also were lowered. In February 1991, Moody's lowered its rating on New York City's general obligation bonds from A to Baa1 and in July 1995, S&P lowered its rating on such bonds from A- to BBB+. The rating changes reflected the rating agencies' concerns about the financial condition of New York State and City, the heavy debt load of the State and City, and economic uncertainties in the region. Investors should review "Appendix A" which more fully sets forth these and other risk factors.

     Lower Rated Bonds. The Fund is permitted to invest in securities rated Ba by Moody's or BB by S&P or Fitch and as low as the lowest rating assigned by Moody's, S&P or Fitch. Such bonds, though higher yielding, are characterized by risk. See "Description of the Fund--Investment Considerations and Risks--Lower Rated Bonds" in the Prospectus for a discussion of certain risks and "Appendix B" for a general description of Moody's, S&P and Fitch ratings of Municipal Obligations. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

     Investors should be aware that the market values of many of these bonds tend to be more sensitive to economic conditions than are higher rated securities. These bonds generally are considered by Moody's, S&P and Fitch to be, on balance, predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

     Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, judgment may play a greater role in valuation because less reliable objective data may be available.

     These bonds may be particularly susceptible to economic downturns. It is likely that any economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

     The Fund may acquire these bonds during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

     The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds and pay-in-kind bonds, in which the Fund may invest up to 5% of its total assets. Pay-in-kind bonds pay interest through the issuance of additional securities. Zero coupon securities and pay-in-kind or delayed interest bonds carry an additional risk in that, unlike bonds which pay interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. See "Dividends, Distribution and Taxes."

Investment Restrictions

     The Fund has adopted investment restrictions numbered 1 through 10 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding voting shares. Investment restriction number 11 is not a fundamental policy and may be changed by vote of a majority of the Fund's Board members at any time. The Fund may not:

     1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined above and in the Prospectus and those arising out of transactions in futures and options.

     2. Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments. Transactions in futures and options and the entry into short sales transactions do not involve any borrowing for purposes of this restriction.

     3. Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings for temporary or emergency purposes. The deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed-delivery basis and collateral arrangements with respect to initial or variation margin for futures contracts and options on futures contracts or indices will not be deemed to be pledges of the Fund's assets.

     4. Purchase securities on margin, but the Fund may make margin deposits in connection with transactions in futures, including those related to indices, and options on futures or indices.

     5. Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

     6. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein, or prevent the Fund from purchasing and selling futures contracts, including those relating to indices, and options on futures contracts or indices.

     7. Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus; however, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Trustees.

     8. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     9. Invest in companies for the purpose of exercising control.

     10. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     11. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests that are not subject to the demand feature described in the Fund's Prospectus and floating and variable rate demand obligations as to which no secondary market exists and the Fund cannot exercise the demand feature described in the Fund's Prospectus on less than seven days' notice), if, in the aggregate, more than 15% of the value of its net assets would be so invested.

     For purposes of Investment Restriction No. 8, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

     If a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

     The Fund may make commitments more restrictive than the restrictions listed above so as to permit the sale of Fund shares in certain states. Should the Fund determine that a commitment is no longer in the best interest of the Fund and its shareholders, the Fund reserves the right to revoke the commitment by terminating the sale of Fund shares in the state involved.

                           MANAGEMENT OF THE FUND

     Board members and officers of the Fund, together with information as to their principal business occupations during at least the last five years, are shown below. Each Board member who is deemed to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by an asterisk.

Board Members of the Fund

CLIFFORD L. ALEXANDER, JR., Board Member.  President of Alexander &
     Associates, Inc., a management consulting firm. From 1977 to 1981, Mr. Alexander served as Secretary of the Army and Chairman of the Board of the Panama Canal Company, and from 1975 to 1977, he was a member of the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Alexander. He is a director of American Home Products Corporation, The Dun & Bradstreet Corporation, MCI Communications Corporation and Mutual of America Life Insurance Company. He is 62 years old and his address is 400 C Street, N.E., Washington, D.C. 20002.

PEGGY C. DAVIS, Board Member.  Shad Professor of Law, New York University
     School of Law. Professor Davis has been a member of the New York University law faculty since 1983. Prior to that time, she served for three years as a judge in the courts of New York State; was engaged for eight years in the practice of law, working in both corporate and non-profit sectors; and served for two years as a criminal justice administrator in the government of the City of New York. She writes and teaches in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training. She is 53 years old and her address is c/o New York University School of Law, 249 Sullivan Street, New York, New York 10012.

*JOSEPH S. DiMARTINO, Chairman of the Board. Since January 1995, Chairman of the Board of various funds in the Dreyfus Family of Funds. For more than five years prior thereto, he was President, a director and, until August 1994, Chief Operating Officer of the Manager and Executive Vice President and a director of Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager and, until August 24, 1994, the Fund's distributor. From August 1994 to December 31, 1994, he was a director of Mellon Bank Corporation. He is Chairman of the Board of Directors of Noel Group, Inc, a venture capital company; a trustee of Bucknell University; and a director of the Muscular Dystrophy Association, HealthPlan Services Corporation, Belding Heminway, Inc., a manufacturer and marketer of industrial threads, specialty yarns and home furnishings and fabrics, Curtis Industries, Inc. a national distributor of security products, chemicals, and automotive and other hardware and Staffing Resources, Inc. He is 52 years old and his address is 200 Park Avenue, New York, New York 10166.

ERNEST KAFKA, Board Member. A physician engaged in private practice specializing in the psychoanalysis of adults and adolescents. Since 1981, he has served as an Instructor at the New York Psychoanalytic Institute and, prior thereto, held other teaching positions. He is Associate Clinical Professor of Psychiatry at Cornell Medical School. For more than the past five years, Dr. Kafka has held numerous administrative positions, including President of The New York Psychoanalytic Society, and has published many articles on subjects in the field of psychoanalysis. He is 63 years old and his address is 23 East 92nd Street, New York, New York 10128.

SAUL B. KLAMAN, Board Member.  Chairman and Chief Executive Officer of SBK
     Associates, which provides research and consulting services to financial institutions. Dr. Klaman was President of the National Association of Mutual Savings Banks until November 1983, President of the National Council of Savings Institutions until June 1985, Vice Chairman of Golembe Associates and BEI Golembe, Inc. until 1989, and Chairman Emeritus of BEI Golembe, Inc. until November 1992. He also served as an Economist to the Board of Governors of the Federal Reserve System and on several Presidential Commissions, and has held numerous consulting and advisory positions in the fields of economics and housing finance. He is 76 years old and his address is 431-B Dedham Street, The Gables, Newton Center, Massachusetts 02159.

NATHAN LEVENTHAL, Board Member.  President of Lincoln Center for the
     Performing Arts, Inc. Mr. Leventhal was Deputy Mayor for Operations of New York City from September 1979 to March 1984 and Commissioner of the Department of Housing Preservation and Development of New York City from February 1978 to September 1979. Mr. Leventhal was an associate and then a member of the New York law firm of Poletti Freidin Prashker Feldman and Gartner from 1974 to 1978. He was Commissioner of Rent and Housing Maintenance for New York City from 1972 to 1973. Mr. Leventhal serves as Chairman of Citizens Union, an organization which strives to reform and modernize city and state governments. He is 53 years old and his address is 70 Lincoln Center Plaza, New York, New York 10023-6583.

     For so long as the Fund's plans described in the section captioned "Distribution Plan and Shareholder Services Plan" remain in effect, the Board members of the Fund who are not "interested persons" of the Fund, as defined in the 1940 Act, will be selected and nominated by the Board members who are not "interested persons" of the Fund.

     The Fund typically pays its Board members an annual retainer and a per meeting fee and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Fund for the fiscal year ended November 30, 1995, and by all other funds in the Dreyfus Family of Funds for which such person is a Board member (the number of which is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 1995, were as follows:

                                                           (3)                                           (5)
                                      (2)               Pension or                 (4)             Total Compensation
     (1)                          Aggregate       Retirement Benefits       Estimated Annual      from Fund and Fund
  Name of Board               Compensation from   Accrued as Part of         Benefits Upon         Complex Paid to
    Member                         Fund*            Fund's Expenses            Retirement            Board Member
---------------                ------------------  -------------------       ----------------      ------------------
Clifford L. Alexander, Jr.          $2,500               none                    none                $ 94,386 (17)
Peggy C. Davis                      $2,500               none                    none                $ 81,636 (15)
Joseph S. DiMartino                 $2,985               none                    none                $448,618 (94)
Ernest Kafka                        $2,500               none                    none                $ 81,136 (15)
Saul B. Klaman                      $2,500               none                    none                $ 81,886 (15)
Nathan Leventhal                    $2,500               none                    none                $ 81,636 (15)
_________________________
*    Amount does not include reimbursed expenses for attending Board meetings, which amounted to $176 for all Board members as a group.

Officers of the Fund

MARIE E. CONNOLLY, President and Treasurer.  President and Chief Executive
     Officer of the Distributor and an officer of other investment companies advised or administered by the Manager. From December 1991 to July 1994, she was President and Chief Compliance Officer of Funds Distributor, Inc., the ultimate parent of which is Boston Institutional Group, Inc. Prior to December 1991, she served as Vice President and Controller, and later as Senior Vice President, of The Boston Company Advisors, Inc. She is 38 years old.

JOHN E. PELLETIER, Vice President and Secretary. Senior Vice President and General Counsel of the Distributor and an officer of other investment companies advised or administered by the Manager. From February 1992 to July 1994, he served as Counsel for The Boston Company Advisors, Inc. From August 1990 to February 1992, he was employed as an Associate at Ropes & Gray. He is 31 years old.

FREDERICK C. DEY, Vice President and Assistant Treasurer.  Senior Vice
     President of the Distributor and an officer of other investment companies advised or administered by the Manager. From 1988 to August 1994, he was manager of the High Performance Fabric Division of Springs Industries Inc. He is 34 years old.

ERIC B. FISCHMAN, Vice President and Assistant Secretary.  Associate
     General Counsel of the Distributor and an officer of other investment companies advised or administered by the Manager. From September 1992 to August 1994, he was an attorney with the Board of Governors of the Federal Reserve System. He is 31 years old.

ELIZABETH A. BACHMAN, Vice President and Assistant Secretary.  Assistant
     Vice President of the Distributor and an officer of other investment companies advised or administered by the Manager. She is 26 years old.

JOSEPH S. TOWER, III, Assistant Treasurer.  Senior Vice President,
     Treasurer and Chief Financial Officer of the Distributor and an officer of other investment companies advised or administered by the Manager. From July 1988 to August 1994, he was employed by The Boston Company, Inc. where he held various management positions in the Corporate Finance and Treasury areas. He is 33 years old.

JOHN J. PYBURN, Assistant Treasurer.  Assistant Treasurer of the
     Distributor and an officer of other investment companies advised or administered by the Manager. From 1984 to July 1994, he was Assistant Vice President in the Mutual Fund Accounting Department of the Manager. He is 60 years old.

MARGARET M. PARDO, Assistant Secretary.  Legal Assistant with the
     Distributor and an officer of other investment companies advised or administered by the Manager. From June 1992 to April 1995, she was a Medical Coordination Officer at ORBIS International. Prior to June 1992, she worked as Program Coordinator at Physicians World
     Communications Group.  She is 27 years old.

     The address of each officer of the Fund is 200 Park Avenue, New York, New York 10166.

     The Fund's Board members and officers, as a group, owned less than 1% of the Fund's shares of beneficial interest outstanding on March 20, 1996.

     The following entities owned of record 5% or more of the Fund's shares outstanding as of March 20, 1996: Class A - BHC Securities, 2005 Market St., Fl. 1200, Philadelphia, PA 19103-7042 - 29.8%: Class C - Premier Mutual Fund Services, Inc., 1 Exchange Place, Boston, MA 02109- 2809 - 100.0%. A shareholder who beneficially owned, directly or indirectly, 25% or more of the Fund's voting securities may be deemed to be a "control person" (as defined in the 1940 Act) of the Fund.

                            MANAGEMENT AGREEMENT

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Management of the Fund."

     The Manager provides management services pursuant to the Management Agreement (the "Agreement") dated August 24, 1994 with the Fund, which is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement was approved by shareholders on August 3, 1994 and was last approved by the Fund's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of any party to the Agreement, at a meeting held on July 19, 1995. The Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

     The following persons are officers and/or directors of the Manager: Howard Stein, Chairman of the Board and Chief Executive Officer; W. Keith Smith, Vice Chairman of the Board; Christopher M. Condron, President, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Philip L. Toia, Vice Chairman-Operations and Administration and a director; William T. Sandalls, Jr., Senior Vice President and Chief Financial Officer; Barbara E. Casey, Vice President-Dreyfus Retirement Services; Diane M. Coffey, Vice President-Corporate Communications; Elie M. Genadry, Vice President-Institutional Sales; William F. Glavin, Jr., Vice President-Corporate Development; Mark N. Jacobs, Vice President, General Counsel and Secretary; Mary Beth Leibig, Vice President-Human Resources; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Andrew S. Wasser, Vice President-Information Services; Maurice Bendrihem, Controller; Elvira Oslapas, Assistant Secretary; and Mandell L. Berman, Frank V. Cahouet, Alvin E. Friedman, Lawrence M. Greene and Julian M. Smerling, directors.

     The Manager manages the Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Fund's Board to execute purchases and sales of securities. The Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Karen M. Hand, Stephen C. Kris, Richard J. Moynihan, Jill C. Shaffro, L. Lawrence Troutman, Samuel J. Weinstock and Monica
S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund as well as for other funds advised by the Manager. All purchases and sales are reported for the Board's review at the meeting subsequent to such transactions.

     The Manager maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

     All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager. The expenses borne by the Fund include without limitation, the following: taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors or employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings and any extraordinary expenses. In addition, shares of each Class are subject to an annual service fee and Class B and Class C shares are subject to an annual distribution fee. See "Distribution Plan and Shareholder Services Plan."

     As compensation for the Manager's services to the Fund, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of .55 of 1% of the value of the Fund's average daily net assets. For the fiscal years ended November 30, 1993, 1994 and 1995, the management fees payable amounted to $870,354, $1,185,186 and $1,118,961, respectively, which amounts were reduced by $282,869, $86,817 and $0, respectively, pursuant to various undertakings in effect in 1993 and 1994, resulting in net fees paid to the Manager of $587,485 in fiscal 1993, $1,098,369 in fiscal 1994 and $1,118,961 in fiscal 1995.

     The Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage fees, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

                             PURCHASE OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     The Distributor. The Distributor serves as the Fund's distributor on a best efforts basis pursuant to an agreement dated August 24, 1994. The Distributor also acts as distributor for the other funds in the Premier Family of Funds, the Dreyfus Family of Funds and for certain other investment companies. In some states, certain financial institutions effecting transactions in Fund shares may be required to register as dealers pursuant to state law.

     For the fiscal year ended November 30, 1995, the Distributor retained $21,770 from sales loads on Class A shares and $192,587 from contingent deferred sales charges ("CDSC") on Class B shares. For the period August 24, 1994 through November 30, 1994, the Distributor retained $8,174 from the sales loads on Class A shares and $132,566 from the CDSC on Class B shares. For the period December 1, 1993 through August 23, 1994 and for the fiscal year ended November 30, 1993, Dreyfus Service Corporation, as the Fund's distributor during such periods, retained $50,856 and $138,876, respectively, from sales loads on Class A shares, and $131,696 and $32,366, respectively, from CDSCs on Class B shares. For the period from September 11, 1995 through November 30, 1995, no amount was retained from CDSCs on Class C shares.

     Sales Loads--Class A. The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the"Code")) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k), and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

     Set forth below is an example of the method of computing the offering price of the Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000 subject to the schedule of sales charges set forth in the Fund's Prospectus at a price based upon the net asset value of the Class A shares on November 30, 1995.

      Net Asset Value per Share. . . . . . . . . $14.93
      Per Share Sales Charge - 4.5% of offering
      price
      (4.7% of net asset value per share). . . .    .70
                                                 ------
      Per Share Offering Price to the Public . . $15.63
                                                 ======

     Using Federal Funds. Dreyfus Transfer, Inc., the Fund's transfer and dividend disbursing agent (the "Transfer Agent"), or the Fund may attempt to notify the investor upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money. If the investor is a customer of a securities dealer (Selected Dealer") and his order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on behalf of its customer, will complete the conversion into, or itself advance, Federal Funds generally on the business day following receipt of the customer order. The order is effective only when so converted and received by the Transfer Agent. An order for the purchase of Fund shares placed by an investor with sufficient Federal Funds or a cash balance in his brokerage account with a Selected Dealer will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

     TeleTransfer Privilege. TeleTransfer purchase orders may be made at any time. Purchase orders received by 4:00 P.M., New York time, on any business day that the Transfer Agent and the New York Stock Exchange are open for business will be credited to the shareholder's Fund account on the next bank business day following such purchase order. Purchase orders made after 4:00 P.M., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business, or orders made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), will be credited to the shareholder's Fund account on the second bank business day following such purchase order. To qualify to use the TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be wired to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Shares--TeleTransfer Privilege."

     Reopening an Account. An investor may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

               DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Distribution Plan and Shareholder Services Plan."

     Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

     Distribution Plan. Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Fund's Board has adopted such a plan (the "Distribution Plan") with respect to Class B and Class C shares, pursuant to which the Fund pays the Distributor for distributing Class B and Class C shares. The Fund's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and holders of Class B and Class C shares.

     A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of Class B or Class C shares may bear for distribution pursuant to the Distribution Plan without the approval of such shareholders and that other material amendments of the Distribution Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Distribution Plan. The Distribution Plan was last so approved at a meeting held on July 19, 1995. As to each such Class, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan, or by vote of the holders of a majority of such Class of shares.

     For the fiscal year ended November 30, 1995, the Fund paid the Distributor $299,916, with respect to Class B, and $8, with respect to Class C, under the Distribution Plan.

     Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan, pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of Class A, Class B and Class C shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Service Plan, the Distributor may make payments to certain financial institutions (which may include banks), Selected Dealers and other financial industry professionals (collectively, "Service Agents") in respect of these services.

     A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Fund's Board and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. The Shareholder Services Plan was last so approved on July 19, 1995. As to each Class of shares, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

     For the fiscal year ended November 30, 1995, the Fund paid the Distributor $358,656, with respect to Class A, $149,961, with respect to Class B, and $1, with respect to Class C, under the Shareholder Services Plan.

                            REDEMPTION OF SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Redeem Shares."

     Check Redemption Privilege--Class A. An investor may indicate on the Account Application, Shareholder Services Form or by later written request that the Fund provide Redemption Checks ("Checks") drawn on the investor's Fund account. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application, Shareholder Services Form or later written request must be manually signed by the registered owner(s). Checks may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause the Fund to redeem a sufficient number of full and fractional Class A shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

     If the amount of the Check is greater than the value of the Class A shares in an investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

     TeleTransfer Privilege. Investors should be aware that if they have selected the TeleTransfer Privilege, any request for a TeleTransfer transaction will be effected through the Automated Clearing House ("ACH") system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in the investor's account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Shares--TeleTransfer Privilege."

     Share Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification.

     Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

     Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

                            SHAREHOLDER SERVICES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Shareholder Services."

     Fund Exchanges. Class A, Class B and Class C shares of the Fund may be exchanged for shares of the respective Class of certain other funds advised or administered by the Manager. Shares of the same Class of such funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

     A. Class A shares of funds purchased without a sales load may be exchanged for Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

     B. Class A shares of funds purchased with or without a sales load may be exchanged without a sales load for Class A shares of other funds sold without a sales load.

     C. Class A shares of funds purchased with a sales load, Class A shares of funds acquired by a previous exchange from Class A shares purchased with a sales load, and additional Class A shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted.

     D. Class B or Class C shares of any fund may be exchanged for the same Class of shares of other funds without a sales load.
           Class B or Class C shares of any fund exchanged for the same Class of shares of another fund will be subject to the higher applicable CDSC of the two exchanged funds and, for purposes of calculating CDSC rates and conversion periods, will be deemed to have been held since the date the Class B or Class C shares being exchanged were initially purchased.

     To accomplish an exchange under item C above, an investor's Service Agent must notify the Transfer Agent of the investor's prior ownership of such Class A shares and the investor's account number.

     To request an exchange, the investor's Service Agent acting on the investor's behalf must give exchange instructions to the Transfer Agent in writing or by telephone. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this privilege. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic exchange instructions from any person representing himself or herself to be the investor or a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone exchanges permitted. Shares issued in certificate form are not eligible for telephone exchange.

     To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for shares of the same Class of the fund into which the exchange is being made. For Dreyfus-sponsored Keogh Plans, IRAs and IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs") with only one participant, the minimum initial investment is $750. To exchange shares held in corporate plans, 403(b)(7) Plans and SEP-IRAs with more than one participant, the minimum initial investment is $100 if the plan has at least $2,500 invested among shares of the same Class of the funds in the Dreyfus Family of Funds. To exchange shares held in personal retirement plans, the shares exchanged must have a current value of at least $100.

     Auto-Exchange Privilege. The Auto-Exchange Privilege permits an investor to purchase, in exchange for Class A, Class B or Class C shares of the Fund, shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if his account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

     Fund Exchanges and the Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold. Shares may be exchanged only between accounts having identical names and other identifying designations.

     Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561. The Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchanges service or the Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

     Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually may be depleted. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan. Class B or Class C shares withdrawn pursuant to the Automatic Withdrawal Plan will be subject to any applicable CDSC.

     Dividend Sweep. Dividend Sweep allows investors to invest dividends or dividends and capital gain distributions, if any, from the Fund in shares of the same Class of another fund in the Premier Family of Funds or the Dreyfus Family of Funds of which the investor is a shareholder. Shares of the same Class of other funds purchased pursuant to the privilege will be purchased on the basis of relative net asset value per share as follows:

     A. Dividends and distributions paid with respect to Class A shares by a fund may be invested without imposition of a sales load in Class A shares of other funds that are offered without a sales load.

     B. Dividends and distributions paid with respect to Class A shares by a fund which does not charge a sales load may be invested in Class A shares of other funds sold with a sales load, and the applicable sales load will be deducted.

     C. Dividends and distributions paid with respect to Class A shares by a fund which charges a sales load may be invested in Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the Fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

     D. Dividends and distributions paid with respect to Class B or Class C shares by a fund may be invested without imposition of any applicable CDSC in the same Class of shares of other funds and the relevant Class of shares of such other funds will be subject on redemption to any applicable CDSC.


                      DETERMINATION OF NET ASSET VALUE

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "How to Buy Shares."

     Valuation of Portfolio Securities. The Fund's investments are valued each business day by an independent pricing service (the "Service") approved by the Fund's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed by the Fund's officers under the general supervision of the Fund's Board. Expenses and fees, including the management fee (reduced by the expense limitation, if any) and fees pursuant to the Shareholder Services Plan and, with respect to the Class B and Class C shares only, the Distribution Plan, are accrued daily and are taken into account for the purpose of determining the net asset value of the relevant Class of shares. Because of the difference in operating expenses incurred by each Class, the per share net asset value of each Class will differ.

     New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

                     DIVIDENDS, DISTRIBUTIONS AND TAXES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Dividends, Distributions and Taxes."

     Management believes that the Fund has qualified as a "regulated investment company" under the Code for the fiscal year ended November 30, 1995, and the Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), must derive less than 30% of its annual gross income from gain on the sale of securities held for less than three months, and must meet certain asset diversification and other requirements. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

     Any dividend or distribution paid shortly after an investor's purchase may have the effect of reducing the net asset value of his shares below the cost of his investment. Such a distribution would be a return on investment in an economic sense although taxable as stated in the Prospectus. In addition, the Code provides that if a shareholder has not held his shares for more than six months (or such shorter period as the Internal Revenue Service may prescribe by regulation) and has received an exempt-interest dividend with respect to such shares, any loss incurred on the sale of such shares will be disallowed to the extent of the exempt-interest dividend received.

     Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, all or a portion of the gains realized from the disposition of certain market discount bonds will be treated as ordinary income under Section 1276 of the Code. In addition, all or a portion of the gain realized from engaging in "conversion transactions" may be treated as ordinary income under Section 1258 of the Code. "Conversion transactions" are defined to include certain forward, futures, option and "straddle" transactions, transactions marketed or sold to produce capital gains, or transactions described in Treasury regulations to be issued in the future.

     Under Section 1256 of the Code, gain or loss the Fund realizes from certain financial futures and options transactions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such futures and options as well as from closing transactions. In addition, any such futures and options remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

     Offsetting positions held by the Fund involving certain futures and options transactions may be considered, for tax purposes, to constitute "straddles." "Straddles" are defined to include "offsetting positions" in actively traded personal property. The tax treatment of "straddles" is governed by Sections 1092 and 1258 of the Code, which, in certain circumstances, overrides or modifies the provisions of Sections 1256 and 988 of the Code. As such, all or a portion of any short or long-term capital gain from certain "straddle" transactions may be recharacterized to ordinary income.

     If the Fund were treated as entering into "straddles" by reason of its engaging in certain futures or options transactions, such "straddles" would be characterized as "mixed straddles" if the futures or options transactions comprising a part of such "straddles" were governed by Section 1256 of the Code. The Fund may make one or more elections with respect to "mixed straddles." Depending on which election is made, if any, the results to the Fund may differ. If no election is made, to the extent the "straddle" rules apply to positions established by the Fund, losses realized by the Fund will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of the "straddle" and conversion transaction rules, short-term capital losses on "straddle" positions may be recharacterized as long-term capital losses and long-term capital gains may be treated as short-term capital gains or ordinary income.

     Investment by the Fund in securities issued at a discount or providing for deferred interest or for payment of interest in the form of additional obligations could, under special tax rules, affect the amount, timing and character of distributions to shareholders. For example, the Fund could be required to take into account annually a portion of the discount (or deemed discount) at which such securities were issued and to distribute such portion in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

                           PORTFOLIO TRANSACTIONS

     Portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. No brokerage commissions have been paid by the Fund to date.

     Transactions are allocated to various dealers by the Fund's portfolio managers in their best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms.

     Research services furnished by brokers through which the Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the opinion of the Manager that the receipt and study of such services should not reduce the overall expenses of its research department.

     The Fund's portfolio turnover rate for the fiscal years ended November 30, 1994 and 1995 was 31.76% and 74.11%, respectively. The Fund anticipates that its annual portfolio turnover rate generally will not exceed 100%, but the turnover rate will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. Therefore, depending upon market conditions, the Fund's annual portfolio turnover rate may exceed 100% in particular years.

                           PERFORMANCE INFORMATION

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Performance Information."

     Current yield for the 30-day period ended November 30, 1995, was 4.56% for Class A, 4.25% for Class B and 4.00% for Class C. Current yield is computed pursuant to a formula which operates as follows: The amount of the Fund's expenses accrued for the 30-day period (net of reimbursements) is subtracted from the amount of the dividends and interest earned (computed in accordance with regulatory requirements) by the Fund during the period. That result is then divided by the product of: (a) the average daily number of shares outstanding during the period that were entitled to receive dividends, and (b) the maximum offering price per share in the case of Class A or the net asset value per share in the case of Class B or Class C on the last day of the period less any undistributed earned income per share reasonably expected to be declared as a dividend shortly thereafter. The quotient is then added to 1, and that sum is raised to the 6th power, after which 1 is subtracted. The current yield is then arrived at by multiplying the result by 2.

     Based upon a combined 1995 Federal, New York State and New York City personal tax rate of 47.05%, the tax equivalent yield for the 30-day period ended November 30, 1995 for Class A was 8.61%, for Class B was 8.03% and for Class C was 7.55%. Tax equivalent yield is computed by dividing that portion of the current yield (calculated as described above) which is tax exempt by 1 minus a stated tax rate and adding the quotient to that portion, if any, of the yield of the Fund that is not tax exempt.

     The tax equivalent yield noted above represents the application of the highest Federal, New York State and New York City marginal personal income tax rates presently in effect. For Federal income tax purposes, a 39.60% tax rate has been used. For New York State and New York City personal income tax purposes, tax rates of 7.875% and 4.46%, respectively, have been used. The tax equivalent yield figure, however, does not reflect the potential effect of any state or local (including, but not limited to, county, district or city, other than New York City) taxes, including applicable surcharges. In addition, there may be pending legislation which could affect such stated rates or yield. Each investor should consult its tax adviser, and consider its own factual circumstances and applicable tax laws, in order to ascertain the relevant tax equivalent yield.

     The average annual total return for the 1, 5 and 8.915 year periods ended November 30, 1995 for Class A was 15.52%, 8.49% and 7.54%, respectively. The average annual total return for the 1 and 2.877 year periods ended November 30, 1995 for Class B was 17.20% and 6.76%, respectively. The average annual total return for the period September 11, 1995 (commencement of initial offering of Class C) through November 30, 1995 for Class C was 10.06%. Average annual total return is calculated by determining the ending redeemable value of an investment purchased at net asset value (maximum offering price in the case of Class A) per share with a hypothetical $1,000 payment made at the beginning of the period (assuming the reinvestment of dividends and distributions), dividing by the amount of the initial investment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result. A Class' average annual total return figures calculated in accordance with such formula provides that in the case of Class A the maximum sales load has been deducted from the hypothetical initial investment at the time of purchase or in the case of Class B or Class C the maximum applicable CDSC has been paid upon redemption at the end of the period.

     The total return for Class A for the period December 31, 1986 (commencement of operations) through November 30, 1995 was 91.25%. Based on net asset value per share, the total return for Class A was 100.30% for this period. The total return for Class B for the period January 15, 1993 (commencement of initial offering of Class B shares) through November 30, 1995 was 20.70%. Without giving effect to the applicable CDSC, the total return for Class B was 22.70% for this period. The total return for Class C for the period September 11, 1995 (commencement of initial offering of Class C shares) through November 30, 1995 was 2.15%. Without giving effect to the applicable CDSC, the total return for Class C was 3.15% for this period. Total return is calculated by subtracting the amount of the Fund's net asset value (maximum offering price in the case of Class A) per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period), and dividing the result by the maximum offering price per share at the beginning of the period. Total return also may be calculated based on the net asset value per share at the beginning of the period instead of the maximum offering price per share at the beginning of the period for Class A shares or without giving effect to any applicable CDSC at the end of the period for Class B or Class C shares. In such cases, the calculation would not reflect the deduction of the sales charge which, if reflected, would reduce the performance quoted.

     From time to time, the Fund may use hypothetical tax equivalent yields or charts in its advertising. These hypothetical yields or charts will be used for illustrative purposes only and not as representative of the Fund's past or future performance.

     From time to time, advertising materials for the Fund may refer to or discuss then-current or past economic conditions, developments and/or events, including those relating to or arising from actual or proposed tax legislation. From time to time, advertising materials for the Fund also may refer to statistical or other information concerning trends relating to investment companies, as compiled by industry associations such as the Investment Company Institute. From time to time, advertising materials for the Fund also may refer to Morningstar ratings and related analysis supporting such rating.

     From time to time, advertising material for the Fund may include biographical information relating to its portfolio managers and may refer to, or include commentary by a portfolio manager relating to investment strategy, asset growth, current or past business, political, economic or financial conditions and other matters of general interest to investors.

                         INFORMATION ABOUT THE FUND

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "General Information."

     Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Shares have no preemptive or subscription rights and are freely transferable.

     The Fund sends annual and semi-annual financial statements to all its shareholders.

     The Manager's legislative efforts led to the 1976 Congressional Amendment to the Code permitting an incorporated mutual fund to pass through tax exempt income to its shareholders. The Manager offered to the public the first incorporated tax exempt fund and currently manages or administers over twenty five billion dollars in tax exempt assets.

             TRANSFER AND DIVIDEND DISBURSING AGENT, CUSTODIAN,
                      COUNSEL AND INDEPENDENT AUDITORS

     Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses. The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's custodian. Neither the Transfer Agent nor The Bank of New York has any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

     Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004-2696, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, independent auditors, have been selected as auditors of the Fund.

                                 APPENDIX A

          RISK FACTORS--INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS

     The financial condition of New York State (the "State") and certain of its public bodies (the "Agencies") and municipalities, particularly New York City (the "City"), could affect the market values and marketability of New York Municipal Obligations which may be held by the Fund. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements relating to securities offerings of the State, the City and the Municipal Assistance Corporation for the City of New York ("MAC") available as of the date of this Statement of Additional Information. While the Fund has not independently verified such information, it has no reason to believe that such information is not correct in all material respects.

     A national recession commenced in mid-1990. The downturn continued through the remainder of the 1990-91 fiscal year, and was followed by a period of weak economic growth during the remainder of the 1991 calendar year. For the calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. The recession was more severe in the State than in other parts of the nation, owing to a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market. The State economy remained in recession until 1993, when employment growth resumed. Since early 1993, the State has gained approximately 100,000 jobs. The State's economy expanded modestly during 1995. Although industries that export goods and services abroad are expected to benefit from the lower dollar, growth will be slowed by government cutbacks at all levels. On an average annual basis, employment growth in 1995 was estimated to be about the same as 1994. Both personal income and wages were estimated to have recorded moderate gains in 1995. Employment growth is expected to slow significantly in 1996 as the pace of national economic growth slackens, entire industries experience consolidations, and governmental employment continues to shrink. Personal income is estimated to increase by 4.0% in 1996.

     The State's budget for the 1995-96 fiscal year was enacted by the Legislature on June 7, 1995, more than two months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for 1995-96 fiscal year was formulated on June 20, 1995 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

     The 1995-96 budget was the first to be enacted in the administration of the Governor, who assumed office on January 1. It was the first budget in over half a century which proposed and, as enacted, projected an absolute year-over-decline in General Fund disbursements. Spending for State operations was projected to drop even more sharply, by 4.6%. Nominal spending from all State funding sources (i.e., excluding Federal aid) was proposed to increase by only 2.5% from the prior fiscal year, in contrast to the prior decade when such spending growth averaged more than 6.0% annually.

     In his Executive Budget, the Governor indicated that in the 1995-96 fiscal year, the State Financial Plan, based on then-current law governing spending and revenues, would be out of balance by almost $4.7 billion, as a result of the projected structural deficit resulting from the ongoing disparity between sluggish growth in receipts, the effect of prior-year tax changes, and the rapid acceleration of spending growth; the impact of unfunded 1994-95 initiatives, primarily for local aid programs; and the use of one-time solutions, primarily surplus funds from the prior year, to fund recurring spending in the 1994-95 budget. The Governor proposed additional tax cuts, to spur economic growth and provide relief for low and middle-income tax payers, which were larger than those ultimately adopted, and which added $240 million to the then projected imbalance or budget gap, bringing their total to approximately $5 billion.

     This gap was projected to be closed in the 1995-96 State Financial Plan based on the enacted budget, through a series of actions, mainly spending reductions and cost containment measures and certain reestimates that were expected to be recurring, but also through the use of one-time solutions.

     The General Fund was projected to be balanced on a cash basis for the 1995-96 fiscal year. Total receipts and transfers from other funds were projected to be $33.110 billion, a decrease of $48 million from total receipts in the prior fiscal year. Total General Fund disbursements and transfers to other funds were projected to be $33.055 billion, a decrease of $344 million from the total amount disbursed in the prior fiscal year.

     The State Financial Plan was based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Many uncertainties exist in forecasts of both the national and State economies, including consumer attitudes toward spending, Federal financial and monetary policies, the availability of credit and the condition of the world economy, which could have an adverse effect on the State. There can be no assurance that the State economy will not experience worse-than-predicted results, with corresponding material and adverse effects on the State's projections of receipts and disbursements.

     The State issued its second quarterly update to the cash-basis 1995- 96 State Financial Plan (the "Mid-Year Update") on October 26, 1995. Revisions have been made to estimates of both receipts and disbursements based on: (1) updated economic forecasts for both the nation and the State, (2) an analysis of actual receipts and disbursements through the first six months of the fiscal year, and
(3) an assessment of changing program requirements and cost savings initiatives. The Mid-Year Update projects continued balance in the State's 1995-96 Financial Plan, with estimated receipts reduced by a net $71 million and estimated disbursements reduced by a net $30 million. The resulting General Fund balance decreases to $172 million in the Mid-Year Update, reflecting the expected use of $41 million from the Contingency Reserve Fund for payment of litigation and disallowance expenses.

     On October 2, 1995, the State Comptroller released a report entitled "Comptroller's Report on the Financial Condition of New York State 1995" in which he identified several risks to the State Financial Plan and reaffirmed his estimate that the State faces a potential imbalance in receipts and disbursements of at least $2.7 billion for the State's 1996- 97 fiscal year and at least $3.9 billion for the State's 1997-98 fiscal year.

     There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

     On June 6, 1990, Moody's changed its ratings on all the State's outstanding general obligation bonds from A1 to A. On March 26, 1990 and January 13, 1992, S&P changed its ratings on all of the State's outstanding general obligation bonds from AA- to A and from A to A-, respectively. In February 1991, Moody's lowered its rating on the City's general obligation bonds from A to Baa1 and in July 1995, S&P lowered its rating on such bonds from A- to BBB+. Ratings reflect only the respective views of such organizations, and their concerns about the financial condition of New York State and City, the debt load of the State and City and any economic uncertainties about the region. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely if, in the judgment of the agency originally establishing the rating, circumstances so warrant.

     (1) The State, Agencies and Other Municipalities. During the mid-1970s, some of the Agencies and municipalities (in particular, the City) faced extraordinary financial difficulties, which affected the State's own financial condition. These events, including a default on short-term notes issued by the New York State Urban Development Corporation ("UDC") in February 1975, which default was cured shortly thereafter, and a continuation of the financial difficulties of the City, created substantial investor resistance to securities issued by the State and by some of its municipalities and Agencies. For a time, in late 1975 and early 1976, these difficulties resulted in a virtual closing of public credit markets for State and many State related securities.

     In response to the financial problems confronting it, the State developed and implemented programs for its 1977 fiscal year that included the adoption of a balanced budget on a cash basis (a deficit of $92 million that actually resulted was financed by issuing notes that were paid during the first quarter of the State's 1978 fiscal year). In addition, legislation was enacted limiting the occurrence of additional so-called "moral obligation" and certain other Agency debt, which legislation does not, however, apply to MAC debt.

     State Financial Plan--GAAP-Basis Results--1995-96 Update. The State issued its first update to the GAAP-basis Financial Plan for the State's 1995-96 fiscal year on September 1, 1995. The September GAAP-basis update projected a General Fund operating surplus of $401 million. The prior projection of the 1995-96 GAAP-basis State Financial Plan, issued in March 1995 as part of the 1995-96 Executive Budget, projected an operating surplus in the General Fund of $800 million. The change to the projection primarily reflects the impact of legislative changes to the 1995-96 Executive Budge, as well as increases in projected accruals for certain local assistance programs (primarily Medicaid).

     Total revenues in the General Fund are projected at $31.871 billion, consisting of $29.625 billion in tax revenues and $2.246 billion in miscellaneous revenue. Total expenditures in the General Fund are projected at $32.444 billion, including $22.678 billion for grants to local governments, $8.037 billion for State operations, $1.711 billion for general State charges, and $18 million for debt service. Compared to the projections made in March, expenditures for grants to local governments are substantially increased, primarily because of legislative changes to the 1995-96 Executive Budget and increased projected accruals for Medicaid.

     For all governmental funds, the summary GAAP-basis Financial Plan shows an excess of revenues and other financing sources over expenditures and other financing uses of $359 million.

     GAAP-Basis Results--1994-95 Fiscal Year. The State's Combined Balance Sheet as of March 31, 1995 showed an accumulated deficit in its combined governmental funds of $1.666 billion reflecting liabilities of $14.778 billion and assets of $13.112 billion. This accumulated governmental funds deficit includes a $3.308 billion accumulated deficit in the General Fund, as well as accumulated surpluses in the special Revenue and Debt Service fund types of $877 million and $1.753 billion, respectively, and a $988 million accumulated deficit in the Capital Projects fund type.

     The State completed its 1994-95 fiscal year with a combined Governmental Funds operating deficit of $1.791 billion, which included operating deficits in the General Fund of $1.426 billion, in the Capital Projects Funds of $366 million, and in the Debt Service Funds of $38 million. There is an operating surplus in the Special Revenue Funds of $39 million.

     GAAP-Basis Results--1993-94 Fiscal Year. The State reported a General Fund operating surplus of $914 million for the 1993-94 fiscal year, as compared to an operating surplus of $2.065 billion for the prior fiscal year. The 1993-94 fiscal year surplus reflects several major factors, including the cash basis surplus recorded in 1993-94, the use of $671 million of the 1992-93 surplus to fund operating expenses in 1993-94, net proceeds of $575 million in bonds issued by the New York Local Government Assistance Corporation ("LGAC") and the accumulation of a $265 million balance in the Contingency Reserve Fund ("CRF"). Revenues increased $543 million (1.7%) over prior fiscal year revenues with the largest increase occurring in personal income taxes. Expenditures increased $1.659 billion (5.6%) over the prior fiscal year, with the largest increase occurring in State aid for social services programs.

     The Special Revenue fund and Debt Service fund ended 1993-94 with operating surpluses of $149 million and $23 million, respectively. The Capital Projects fund ended with an operating deficit of $35 million.

     GAAP-Basis Results--1992-93 Fiscal Year. The State completed its 1992-93 fiscal year with a GAAP-basis operating surplus of $2.065 billion in the General Fund and an accumulated deficit of $2.551 billion. The Combined Statement of Revenues, Expenditures and Changes in Fund Balances reported total revenues of $31.085 billion, total expenditures of $29.337 billion, and net other financing sources and uses of $317 million. The surplus primarily reflects the 1992-93 cash-basis surplus and the net proceeds of $881 million in bonds issued by LGAC.

     The Special Revenue, Debt Service and Capital Projects fund types ended the 1992-93 fiscal year with GAAP-basis operating surpluses of $131 million, $381 million, and $57 million, respectively.

     State Financial Plan--Cash-Basis Results--General Fund. The General Fund is the principal operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

     The General Fund is projected to be balanced on a cash basis for the 1995-96 fiscal year. Total receipts and transfers from other funds are projected to be $33.110 billion, a decrease of $48 million from total receipts in the prior fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $33.055 billion, a decrease of $344 million from the total amount disbursed in the prior fiscal year.

     New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from the issuance of tax and revenue anticipation notes ("TRANs"). First, the national recession, and then the lingering economic slowdown in the New York and regional economy, resulted in repeated shortfalls in receipts and three budget deficits. For its 1992-93, 1993-94 and 1994-95 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in 1992-93 and 1993-94, and smaller fund balance in 1994-95, as described below.

     New York State ended its 1994-95 fiscal year with the General fund in balance. The closing fund balance of $158 million reflects $157 million in the Tax Stabilization Reserve Fund and $1 million in the Contingency Reserve Fund ("CRF"). The CRF was established in State Fiscal year 1993- 94, funded partly with surplus monies, to assist the State in financing the 1994-95 fiscal year costs of extraordinary litigation known or anticipated at that time; the opening fund balance in State fiscal year 1994-95 was $265 million. The $241 million change in the fund balance reflects the use of $264 million in the CRF as planned, as well as the required deposit of $23 million to the Tax Stabilization Reserve Fund. In addition, $278 million was on deposit in the tax refund reserve account, $250 million of which was deposited at the end of the State's 1994-95 fiscal year to continue the process of restructuring the State's cash flow as part of the New York Local Government Assistance Corporation ("LGAC") program.

     Compared to the State Financial Plan for 1994-1995 as formulated on June 16, 1994, reported receipts fell short of original projections by $1.163 billion, primarily in the categories of personal income and business taxes. Of this amount, the personal income tax accounts for $800 million, reflecting weak estimated tax collections and lower withholding due to reduced wage and salary growth, more severe reductions in brokerage industry bonuses than projected earlier, and deferral of capital gains realizations in anticipation of potential Federal tax changes. Business taxes fell short by $373 million, primarily reflecting lower payments from banks as substantial overpayments of 1993 liability depressed net collections in the 1994-95 fiscal year. These shortfalls were offset by better performance in the remaining taxes, particularly the user taxes and fees, which exceeded projections by $210 million. Of this amount, $277 million was attributable to certain restatements for accounting treatment purposes pertaining to the CRF and LGAC; these restatements had no impact on balance in the General Fund.

     Disbursements were also reduced from original projections by $848 million. After adjusting for the net impact of restatements relating to the CRF and LGAC which raised disbursements by $38 million, the variance is $886 million. Well over two-thirds of this variance is in the category of grants to local governments, primarily reflecting the conservative nature of the original estimates of projected costs for social services and other programs. Lower education costs are attributable to the availability of $110 million in additional lottery proceeds and the use of LGAC bond proceeds.

     The spending reductions also reflect $188 million in actions initiated in January 1995 by the Governor to reduce spending to avert a potential gap in the 1994-95 State Financial Plan. These actions included savings from a hiring freeze, halting the development of certain services, and the suspension of non-essential capital projects. These actions, together with $71 million in other measures comprised the Governor's $259 million gap-closing plan, submitted to the Legislature in connection with the 1995-96 Executive Budget.

     The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in the CRF and $134 million in its tax stabilization reserve fund. These fund balances were primarily the result of an improving national economy, State employment growth, tax collections that exceeded earlier projections and disbursements that were below expectations.

     Before the deposit of $1.140 billion in the tax refund reserve account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for the year was formulated on April 16, 1993 by $1.002 billion. Greater-than-expected receipts in the personal income tax, the bank tax, the corporation franchise tax and the estate tax accounted for most of this variance, and more than offset weaker-than-projected collections from the sales and use tax and miscellaneous receipts. The higher receipts resulted, in part, because the New York economy performed better than forecasted. Employment growth started in the first quarter of the State's 1993-94 year, and although this lagged the national economic recovery, the growth in New York began earlier than forecasted. The New York economy exhibited signs of strength in the service sector, in construction, and in trade.

     Disbursements and transfer from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423 million had the State not accelerated the payment of Medicaid billings, which in the April 1993 State Financial Plan were planned to be deferred into the 1994-95 fiscal year. Compared to the estimates included in the State Financial Plan formulated in April 1993, disbursements were lower for Medicaid, capital projects, and debt service (due to refundings). In addition, $114 million of school and payments were funded from the proceeds of LGAC bonds. Disbursements were higher-than-expected for general support for public schools. The State also made the first of six required payments to the State of Delaware related to the settlement of Delaware's litigation against the State regarding the disposition of abandoned property receipts.

     During the 1993-94 fiscal year, the State also established and funded the CRF as a way to assist the State in financing the cost of litigation affecting the State. The CRF was initially funded with a transfer of $100 million attributable to the positive margin recorded in the 1992-93 fiscal year. In addition, the State augmented this initial deposit with $132 million on debt service savings attributable to the refinancing of State and public authority bonds during 1993-94. A year-end transfer of $36 million was also made to the CRF, which, after a disbursement for authorized fund purposes, brought the CRF balance at the end of 1993-94 to $265 million. This amount was $165 million higher than the amount originally targeted for this reserve fund.

     The State ended the 1992-93 fiscal year with a balance on a cash basis of $671 million in the General Fund that was deposited in the tax refund reserve account and $67 million in the Tax Stabilization Fund.

     After reflecting a 1992-93 year-end deposit to the refund reserve account of $671 million, reported 1992-93 General Fund receipts were $45 million higher than originally projected in April 1992. If not for that year-end transaction, which had the effect of reducing 1992-93 receipts by $671 million and making those receipts available in 1993-94, General Fund receipts would have been $716 million higher than originally projected.

     During its 1989-90, 1990-91 and 1991-92 fiscal years, the State incurred cash-basis operating deficits in the General Fund of $775 million, $1.081 billion and $575 million, respectively, prior to the issuance of short-term TRANs, owing to lower-than-projected receipts.

     Cash-Basis Results--Other Governmental Funds. Activity in the three other governmental funds has remained relatively stable over the last three fiscal years, with Federally-funded programs comprising approximately two- thirds of these funds. The most significant change in the structure of these funds has been the redirection, beginning in the 1993-94 fiscal year, of a portion of transportation-related revenues from the General Fund to two new dedicated funds in the Special Revenue and Capital Projects Fund types. These revenues totalling $676 million in the 1994-95 fiscal year were used to support the capital programs of the Department of Transportation and the Metropolitan Transportation Authority ("MTA").

     The Special Revenue Funds account for State receipts from specific sources that are legally restricted in use to specified purposes and include all moneys received from the Federal government. Total receipts in Special Revenue Funds are projected at $25.547 billion in the State's 1995-96 fiscal year. Disbursements from Special Revenue Funds are projected to be $26.002 billion for the State's 1995-96 fiscal year.

     The Capital Projects Funds are used to finance the acquisition and construction of major capital facilities and to aid local government units and Agencies in financing capital constructions. Federal grants for capital projects, largely highway-related, are projected to account for 24% of the $4.170 billion in total projected receipts in Capital Projects Funds in the State's 1995-96 fiscal year. Total disbursements for capital projects are projected to be $4.160 billion during the State's 1995-96 fiscal year.

     The Debt Service Funds serve to fulfill State debt service on long-term general obligation State debt and other State lease/purchase and contractual obligation financing commitments. Total receipts in Debt Service Funds are projected to reach $2.409 billion in the State's 1995-96 fiscal year. Total disbursements from Debt Service Funds for debt service, lease/purchase and contractual obligation financing commitments are projected to be $2.506 billion for the 1995-96 fiscal year.

     State Borrowing Plan. The State anticipates that its capital programs will be financed, in part, through borrowings by the State and public authorities in the 1995-96 fiscal year. The State expects to issue $248 million in general obligation bonds (including $70 million for purposes of redeeming outstanding
BANs) and $186 million in general obligation commercial paper. The Legislature has also authorized the issuance of up to $33 million in COPs during the State's 1995-96 fiscal year for equipment purchases and $14 million for capital purposes. The projection of the State regarding its borrowings for the 1995-96 fiscal year may change if circumstances require.

     In addition, the LGAC is authorized to provide net proceeds of up to $529 million during the 1995-96 fiscal year to redeem notes sold in June 1995.

     State Agencies. The fiscal stability of the State is related, at least in part, to the fiscal stability of its localities and various of its Agencies. Various Agencies have issued bonds secured, in part, by non-binding statutory provisions for State appropriations to maintain various debt service reserve funds established for such bonds (commonly referred to as "moral obligation" provisions).

     At September 30, 1994, there were 18 Agencies that had outstanding debt of $100 million or more. The aggregate outstanding debt, including refunding bonds, of these 18 Agencies was $70.3 billion as of September 30, 1994. As of March 31, 1995, aggregate Agency debt outstanding as State-supported debt was $27.9 billion and as State-related was $36.1 billion. Debt service on the outstanding Agency obligations normally is paid out of revenues generated by the Agencies' projects or programs, but in recent years the State has provided special financial assistance, in some cases on a recurring basis, to certain Agencies for operating and other expenses and for debt service pursuant to moral obligation indebtedness provisions or otherwise. Additional assistance is expected to continue to be required in future years.

     Several Agencies have experienced financial difficulties in the past. Certain Agencies continue to experience financial difficulties requiring financial assistance from the State. Failure of the State to appropriate necessary amounts or to take other action to permit certain Agencies to meet their obligations could result in a default by one or more of such Agencies. If a default were to occur, it would likely have a significant effect on the marketability of obligations of the State and the Agencies. These Agencies are discussed below.

     The New York State Housing Finance Agency ("HFA") provides financing for multifamily housing, State University construction, hospital and nursing home development, and other programs. In general, HFA depends upon mortgagors in the housing programs it finances to generate sufficient funds from rental income, subsidies and other payments to meet their respective mortgage repayment obligations to HFA, which provide the principal source of funds for the payment of debt service on HFA bonds, as well as to meet operating and maintenance costs of the projects financed. From January 1, 1976 through March 31, 1987, the State was called upon to appropriate a total of $162.8 million to make up deficiencies in the debt service reserve funds of HFA pursuant to moral obligation provisions. The State has not been called upon to make such payments since the 1986-87 fiscal year and no payments are anticipated during the 1995-96 fiscal year.

     UDC has experienced, and expects to continue to experience, financial difficulties with the housing programs it had undertaken prior to 1975, because a substantial number of these housing program mortgagors are unable to make full payments on their mortgage loans. Through a subsidiary, UDC is currently attempting to increase its rate of collection by accelerating its program of foreclosures and by entering into settlement agreements. UDC has been, and will remain, dependent upon the State for appropriations to meet its operating expenses. The State also has appropriated money to assist in the curing of a default by UDC on notes which did not contain the State's moral obligation provision.

     The MTA oversees New York City's subway and bus lines by its affiliates, the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (collectively, the "TA"). Through MTA's subsidiaries, the Long Island Rail Road Company, the Metro-North Commuter Railroad Company and the Metropolitan Suburban Bus Authority, the MTA operates certain commuter rail and bus lines in the New York metropolitan area. In addition, the Staten Island Rapid Transit Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended and will continue to depend for operating support upon a system of State, local government and TBTA support and, to the extent available, Federal operating assistance, including loans, grants and subsidies. If current revenue projections are not realized and/or operating expenses exceed current projections, the TA or commuter railroads may be required to seek additional State assistance, raise fares or take other actions.

     Over the past several years the State has enacted several taxes--including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county region (the "Metropolitan Transportation Region") served by the MTA and a special .25% regional sales and use tax--that provide additional revenues for mass transit purposes, including assistance to the MTA. In addition, since 1987, State law has required that the proceeds of .25% mortgage recording tax paid on certain mortgages in the Metropolitan Transportation Region be deposited in a special MTA fund for operating or capital expenses. Further, in 1993, the State dedicated a portion of certain additional State petroleum business tax receipts to fund operating or capital assistance to the MTA. For the 1995-96 State fiscal year, total State assistance to the MTA is estimated at approximately $1.1 billion.

     In 1981, the State Legislature authorized procedures for the adoption, approval and amendment of a five-year plan for the capital program designed to upgrade the performance of the MTA's transportation systems and to supplement, replace and rehabilitate facilities and equipment, and also granted certain additional bonding authorization therefor.

     On April 5, 1993, the Legislature approved, and the Governor subsequently signed into law, legislation authorizing a five-year $9.56 billion capital plan for the MTA for 1992-1996. The MTA has received approval of the 1992-1996 Capital Program based on this legislation from the MTA Capital Program Review Board (the "CPRB"), as State law requires. This is the third five-year plan since the Legislature authorized procedures for the adoption, approval and amendment of a five-year plan in 1981 for a capital program designed to upgrade the performance of the MTA's transportation systems and to supplement, replace and rehabilitate facilities and equipment. The MTA, the TBTA and the TA are collectively authorized to issue an aggregate of $3.1 billion of bonds (net of certain statutory exclusions) to finance a portion of the 1992-96 Capital Program. The 1992-96 Capital Program was expected to be financed in significant part through dedication of the State petroleum business tax receipts.

     There can be no assurance that such governmental actions will be taken, that sources currently identified will not be decreased or eliminated, or that the 1992-1996 Capital Program will not be delayed or reduced. If the MTA capital program is delayed or reduced because of funding shortfalls or other factors, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

     The cities, towns, villages and school districts of the State are political subdivisions of the State with the powers granted by the State Constitution and statutes. As the sovereign, the State retains broad powers and responsibilities with respect to the government, finances and welfare of these political subdivisions, especially in education and social services. In recent years the State has been called upon to provide added financial assistance to certain localities.

     Other Localities. Certain localities in addition to the City could have financial problems leading to requests for additional State assistance during the State's 1995-96 fiscal year and thereafter. The potential impact on the State of such actions by localities is not included in the projections of the State receipts and disbursements in the State's 1995-96 fiscal year.

     Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1993, the total indebtedness of all localities in the State, other than the City, was approximately $17.7 billion. A small portion (approximately $105 million) of this indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than the City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1993.

     Certain proposed Federal expenditure reductions would reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities to increase local revenues to sustain those expenditures. If the State, the City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions and long-range economic trends. The longer-range, potential problems of declining city population, increasing expenditures and other economic trends could adversely affect localities and require increasing State assistance in the future.

     Because of significant fiscal difficulties experienced from time to time by the City of Yonkers, a Financial Control Board was created by the State in 1984 to oversee Yonkers' fiscal affairs. Future actions taken by the Governor or the State Legislature to assist Yonkers in this crisis could result in the allocation of State resources in amounts that cannot yet be determined.

     Certain litigation pending against the State or its officers or employees could have a substantial or long-term adverse effect on State finances. Among the more significant of these litigations are those that involve: (i) the validity and fairness of agreements and treaties by which various Indian tribes transferred title to the State of approximately six million acres of land in central New York; (ii) certain aspects of the State's Medicaid rates and regulations, including reimbursements to providers of mandatory and optional Medicaid services; (iii) contamination in the Love Canal area of Niagara Falls;
(iv) a challenge to the State's practice of reimbursing certain Office of Mental Health patient-care expenses with clients' Social Security benefits; (v) a challenge to the methods by which the State reimburses localities for the administrative costs of food stamp programs; (vi) a challenge to the State's possession of certain funds taken pursuant to the State's Abandoned Property law; (vii) alleged responsibility of State officials to assist in remedying racial segregation in the City of Yonkers; (viii) an action, in which the State is a third party defendant, for injunctive or other appropriate relief, concerning liability for the maintenance of stone groins constructed along certain areas of Long Island's shoreline; (ix) actions challenging the constitutionality of legislation enacted during the 1990 legislative session which changed the actuarial funding methods for determining contributions to State employee retirement systems; (x) an action against State and City officials alleging that the present level of shelter allowance for public assistance recipients is inadequate under statutory standards to maintain proper housing; (xi) an action challenging legislation enacted in 1990 which had the effect of deferring certain employer contributions to the State Teachers' Retirement System and reducing State aid to school districts by a like amount;
(xii) a challenge to the constitutionality of financing programs of the Thruway Authority authorized by Chapters 166 and 410 of the Laws of 1991 (described below in this Part); (xiii) a challenge to the constitutionality of financing programs of the Metropolitan Transportation Authority and the Thruway Authority authorized by Chapter 56 of the Laws of 1993 (described below in this Part);
(xiv) challenges to the delay by the State Department of Social Services in making two one-week Medicaid payments to the service providers; (xv) challenges by commercial insurers, employee welfare benefit plans, and health maintenance organizations to provisions of Section 2807-c of the Public Health Law which impose 13%, 11% and 9% surcharges on inpatient hospital bills and a bad debt and charity care allowance on all hospital bills paid by such entities; (xvi) challenges to the promulgation of the State's proposed procedure to determine the eligibility for and nature of home care services for Medicaid recipients;
(xvii) a challenge to State implementation of a program which reduces Medicaid benefits to certain home-relief recipients; and (xviii) challenges to the rationality and retroactive application of State regulations recelebrating nursing home Medicaid rates.

     Adverse developments or decisions in such cases could affect the ability of the State to maintain a balanced 1995-96 State Financial Plan.

     (2) New York City. In the mid-1970s, the City had large accumulated past deficits and until recently was not able to generate sufficient tax and other ongoing revenues to cover expenses in each fiscal year. However, the City's operating results for the fiscal year ending June 30, 1995 were balanced in accordance with GAAP, the thirteenth consecutive year in which the City achieved balanced operating results in accordance with GAAP. The City's ability to maintain balanced operating results in future years is subject to numerous contingencies and future developments.

     The City's economy, whose rate of growth slowed substantially over the past three years, is currently in recession. During the 1990 and 1991 fiscal years, as a result of the slowing economy, the City has experienced significant shortfalls in almost all of its major tax sources and increases in social services costs, and has been required to take actions to close substantial budget gaps in order to maintain balanced budgets in accordance with the Financial Plan.

     In 1975, the City became unable to market its securities and entered a period of extraordinary financial difficulties. In response to this crisis, the State created MAC to provide financing assistance to the City and also enacted the New York State Financial Emergency Act for the City of New York (the "Emergency Act") which, among other things, created the Financial Control Board (the "Control Board") to oversee the City's financial affairs and facilitate its return to the public credit markets. The State also established the Office of the State Deputy Comptroller ("OSDC") to assist the Control Board in exercising its powers and responsibilities. On June 30, 1986, the Control Board's powers of approval over the City Financial Plan were suspended pursuant to the Emergency Act. However, the Control Board, MAC and OSDC continue to exercise various monitoring functions relating to the City's financial condition. The City prepares and operates under a four-year financial plan which is submitted annually to the Control Board for review and which the City periodically updates.

     The City's independently audited operating results for each of its fiscal years from 1981 through 1995 show a General Fund surplus reported in accordance with GAAP. The City has eliminated the cumulative deficit in its net General Fund position.

     According to a recent OSDC economic report, the City's economy was slow to recover from the recession and is expected to experience a weak employment situation, and moderate wage and income growth, during the 1995-96 period. Also, Financial Plan reports of OSDC, the Control Board, and the City Comptroller have variously indicated that many of the City's balanced budgets have been accomplished, in part, through the use of non-recurring resource, tax and fee increases, personnel reductions and additional State assistance; that the City has not yet brought its long-term expenditures in line with recurring revenues; that the City's proposed gap-closing programs, if implemented, would narrow future budget gaps; that these programs tend to rely heavily on actions outside the direct control of the City; and that the City is therefore likely to continue to face futures projected budget gaps requiring the City to reduce expenditures and/or increase revenues. According to the most recent staff reports of OSDC, the Control Board and the City Comptroller during the four-year period covered by the current Financial Plan, the City is relying on obtaining substantial resources from initiatives needing approval and cooperation of its municipal labor unions, Covered Organizations, and City Council, as well as the State and Federal governments, among others, and there can be no assurance that such approval can be obtained.

     The City requires certain amounts of financing for seasonal and capital spending purposes. The City has issued $1.75 billion of notes for seasonal financing purposes during the 1994 fiscal year. The City's capital financing program projects long-term financing requirements of approximately $17 billion for the City's fiscal years 1995 through 1998 for the construction and rehabilitation of the City's infrastructure and other fixed assets. The major capital requirement include expenditures for the City's water supply system, and waste disposal systems, roads, bridges, mass transit, schools and housing. In addition, the City and the Municipal Water Finance Authority issued about $1.8 billion in refunding bonds in the 1994 fiscal year.

     State Economic Trends. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic position. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

     During the 1982-83 recession, overall economic activity in the State declined less than that of the nation as a whole. However, in the calendar years 1984 through 1991, the State's rate of economic expansion was somewhat slower than that of the nation. In the 1990-91 recession, the economy of the State, and that of the rest of the Northeast, was more heavily damaged than that of the nation as a whole and has been slower to recover. The total employment growth rate in the State has been below the national average since 1984. The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991; since then, it has been higher. According to data published by the U.S. Bureau of Economic Analysis, during the past ten years, total personal income in the State rose slightly faster than the national average only from 1986 through 1988.

                                   APPENDIX B

               Description of S&P, Moody's & Fitch ratings:
S&P
Municipal Bond Ratings

     An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.

     The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

                                       AAA

     Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

                                       AA

     Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

                                        A

     Principal and interest payments on bonds in this category are regarded as safe. This rating describes the third strongest capacity for payment of debt service. It differs from the two higher ratings because:

     General Obligation Bonds -- There is some weakness in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

     Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                                       BBB

     Of the investment grade, this is the lowest.

     General Obligation Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between "A" and "BBB" rating is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas the former shows only one deficiency among the factors considered.

     Revenue Bonds -- Debt coverage is only fair. Stability of the pledged revenues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                                BB, B, CCC, CC, C

     Debt rated BB, B, CCC, CC or C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                                       BB

     Debt rated BB has less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payment.

                                        B

     Debt rated B has a greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

                                       CCC

     Debt rated CCC has a current identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payments of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

                                       CC

     The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

                                        C

     The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating.

                                        D

     Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

     Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus designation to show relative standing within the major ratings categories.

Municipal Note Ratings

                                      SP-1

     The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus sign (+) designation.

                                      SP-2

     The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

                                      SP-3

     The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

Commercial Paper Ratings

     An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Issues assigned an A rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

                                       A-1

     This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.

                                       A-2

     Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

                                       A-3

     Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Moody's
Municipal Bond Ratings

                                       Aaa

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                       Aa

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                        A

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

                                       Baa

     Bonds which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                                       Ba

     Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                                        B

     Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                                       Caa

     Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

                                       Ca

     Bonds which are rated Ca present obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

                                        C

     Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's applies the numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category and in categories below B. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

Municipal Note Ratings

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.

     A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

     Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4. As the name implies, when Moody's assigns a MIG or VMIG rating, all categories define an investment grade situation.

                                MIG 1/VMIG 1

     This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

                                MIG 2/VMIG 2

     This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

                                MIG 3/VMIG 3

     This designation denotes favorable quality. All security elements are accounted for but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

                                MIG 4/VMIG 4

     This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and, although not distinctly or predominantly speculative, there is specific risk.

Commercial Paper Ratings

     The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity.

     Issuers (or related supporting institutions) rated Prime-2 (P-2) have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

     Issuers (or related supporting institutions) rated Prime-3 (P-3) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirements for relatively high financial leverage. Adequate alternate liquidity is maintained.

Fitch

Municipal Bond Ratings

     The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

                                     AAA

     Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                     AA

     Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                      A

     Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                     BBB

     Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                     BB

     Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

                                      B

     Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                     CCC

     Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                     CC

     Bonds rated CC are minimally protected. Default payment of interest and/or principal seems probable over time.

                                      C

     Bonds rated C are in imminent default in payment of interest or principal.

                                DDD, DD and D

     Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

     Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA category covering 12-36 months or the DDD, DD or D categories.

Short-Term Ratings

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                    F-1+

     Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

                                     F-1

     Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                     F-2

     Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                                                                               NOVEMBER 30, 1995
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-98.5%                                                                AMOUNT          VALUE
                                                                                                  ---------        ---------
NEW YORK-93.0%
Albany Industrial Development Agency, Lease Revenue:
    (New York State Assembly Building Project) 7.75%, 1/1/2010..............                       $ 1,000,000    $ 1,117,070
    (New York State Department of Health Building Project) 7.25%, 10/1/2010.                         1,455,000      1,576,536
Metropolitan Transportation Authority, Commuter Facilities:
    6.125%, 7/1/2014 (Insured; MBIA)........................................                         2,990,000      3,192,184
    Service Contract:
      5.40%, 7/1/2006.......................................................                         3,315,000      3,318,812
      5.75%, 7/1/2007.......................................................                         5,000,000      5,148,550
      7.50%, 7/1/2016 (Prerefunded 7/1/2000) (a)............................                         1,350,000      1,559,398
New York City:
    6%, 2/15/2015...........................................................                         5,000,000      5,009,550
    5.50%, 10/1/2016........................................................                         4,850,000      4,566,081
    6.625%, 2/15/2025.......................................................                         4,240,000      4,475,702
    6.625%, 8/1/2025........................................................                         5,090,000      5,362,417
New York City Housing Development Corp., Mortgage Revenue
    (South Williamsburg Cooperative) 7.90%, 2/1/2023 (Insured; SONYMA)......                           740,000        798,963
New York City Industrial Development Agency:
    Civic Facility Revenue (YMCA of Greater New York Project) 8%, 8/1/2016..                         1,500,000      1,622,235
    Special Facility Revenue:
      (American Airlines Inc. Project) 6.90%, 8/1/2024......................                         2,000,000      2,154,840
      (Terminal One Group Association Project) 6%, 1/1/2008.................                         6,360,000      6,531,466
New York City Municipal Water Finance Authority, Water and Sewer Systems
Revenue:
    5.50%, 6/15/2019 (Insured; MBIA)........................................                         4,000,000      3,986,800
    Refunding 6%, 6/15/2010.................................................                         4,100,000      4,412,092
State of New York 5.625%, 10/1/2020.........................................                         7,265,000      7,342,663
New York State Dormitory Authority, Revenues:
    (Consolidated City University System):
      5.75%, 7/1/2007.......................................................                         3,965,000      4,074,553
      5.75%, 7/1/2007 (Insured; AMBAC)......................................                         3,150,000      3,385,872
      5.75%, 7/1/2009 (Insured; AMBAC)......................................                         3,000,000      3,190,830
      7.625%, 7/1/2020 (Prerefunded 7/1/2000) (a)...........................                           750,000        870,210
      5.375%, 7/1/2025......................................................                         5,500,000      5,459,410
    (Cornell University) 7.375%, 7/1/2030...................................                         1,200,000      1,347,996
    (State University Educational Facilities):
      7.70%, 5/15/2012 (Prerefunded 5/15/2000) (a)..........................                         1,000,000      1,159,770
      6.75%, 5/15/2021 (Prerefunded 5/15/2002) (a)..........................                         3,400,000      3,916,970
      Refunding:
          5.25%, 5/15/2004..................................................                         2,415,000      2,406,789
          5.375%, 5/15/2007 (Insured; FGIC).................................                         6,000,000      6,239,460
          5.50%, 5/15/2008..................................................                         1,740,000      1,742,279
          5.25%, 5/15/2010..................................................                         5,870,000      5,687,854
          5.25%, 5/15/2011..................................................                         5,000,000      4,817,900

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                    NOVEMBER 30, 1995
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT           VALUE
                                                                                                    -------           -------
NEW YORK (CONTINUED)
New York State Dormitory Authority, Revenues (continued):
    (State University Educational Facilities) (continued):
      Refunding (continued):
          5.875%, 5/15/2011 (Insured; FGIC).................................                       $ 5,000,000    $ 5,374,700
    (Upstate Community Colleges) 5.625%, 7/1/2014...........................                         2,500,000      2,449,100
New York State Energy Research and Development Authority,
    Electric Facilities Revenue:
      (Consolidated Edison Co. Project):
          7.25%, 11/1/2024..................................................                         1,250,000      1,337,325
          7.125%, 12/1/2029.................................................                         5,000,000      5,552,900
      (Long Island Lighting Co. Project):
          7.15%, 6/1/2020...................................................                         5,590,000      5,745,905
          7.15%, 2/1/2022...................................................                         5,585,000      5,740,766
          6.90%, 8/1/2022...................................................                         3,000,000      3,056,580
New York State Environmental Facilities Corp.:
    State Water Pollution Control Revolving Fund Revenue:
      7.20%, 3/15/2011......................................................                         1,500,000      1,648,935
      (Pilgrim State Sewer Project) 6.30%, 3/15/2016........................                         3,000,000      3,200,970
    Water Facilities Revenue (Jamaica Water Supply Provence) 7.625%, 4/1/2029                          500,000        550,660
New York State Housing Finance Agency, Revenue:
    Health Facilities, Refunding (New York City) 7.90%, 11/1/1999...........                         1,000,000      1,118,970
    Service Contract Obligation 7.30%, 3/15/2021 (Prerefunded 9/15/2001) (a)                         1,000,000      1,170,720
New York State Medical Care Facilities Finance Agency, Revenue, Insured
Mortgage:
    6.05%, 2/15/2015 (Insured; FHA).........................................                         3,000,000      3,074,340
    (Hospital and Nursing Home) 7.45%, 8/15/2031 (Insured; FHA).............                         1,000,000      1,107,680
    (Saint Luke's Roosevelt Hospital Center)
      7.45%, 2/15/2029 (Insured; FHA) (Prerefunded 2/15/2000) (a)...........                           500,000        571,480
New York State Mortgage Agency, Revenue, Homeownership Mortgage:
    6.45%, 10/1/2020........................................................                         2,895,000      2,986,829
    7.95%, 4/1/2022.........................................................                         1,650,000      1,759,065
    8.05%, 4/1/2022.........................................................                           545,000        584,218
    6.65%, 10/1/2025........................................................                         2,000,000      2,079,520
New York State Power Authority, Revenue and General Purpose
    7%, 1/1/2018 (Prerefunded 1/1/2010) (a).................................                         1,940,000      2,304,914
New York State Thruway Authority, Service Contract Revenue
    (Local Highway and Bridge):
      6.25%, 4/1/2006.......................................................                         6,450,000      6,738,186
      7.25%, 1/1/2010.......................................................                         1,000,000      1,143,610
New York State Urban Development Corp., Revenue:
    7.50%, 4/1/2020.........................................................                         1,000,000      1,163,340
    (Alfred Technology Resources Inc. Project) 7.875%, 1/1/2020.............                         1,000,000      1,120,360

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      NOVEMBER 30, 1995
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT           VALUE
                                                                                                    -------           --------
NEW YORK (CONTINUED)
New York State Urban Development Corp., Revenue (continued):
    (Correctional Capital Facilities):
      6.10%, 1/1/2011.......................................................                       $ 4,000,000    $ 4,090,320
      7.50%, 1/1/2018 (Prerefunded 1/1/2001) (a)............................                         1,000,000      1,163,350
      Refunding 6.50%, 1/1/2011 (Insured; FSA)..............................                         3,190,000      3,614,302
    (Onondaga County Convention Project) 7.875%, 1/1/2020...................                         1,475,000      1,735,795
Port Authority of New York and New Jersey (Consolidated Ninety Third Series)
    6.125%, 6/1/2094........................................................                         5,000,000      5,428,100
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.)
    7.55%, 6/1/2007 (LOC; Norstar Bank) (b).................................                         1,500,000      1,729,050
Triborough Bridge and Tunnel Authority:
    (Convention Center Project) 7.25%, 1/1/2010.............................                         1,000,000      1,164,680
    Revenue:
      6%, 1/1/2012..........................................................                         2,000,000      2,167,140
      General Purpose, Refunding 5%, 1/1/2015...............................                         2,770,000      2,656,402
    Special Obligation 6.25%, 1/1/2012 (Insured; AMBAC).....................                         4,000,000      4,274,440
U.S. RELATED-5.5%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         2,000,000      2,061,460
Puerto Rico Housing Finance Corp., MFMR
    7.50%, 4/1/2022 (LOC; Government Development Bank) (b)..................                         1,665,000      1,780,085
Puerto Rico Industrial Medical Educational and Environmental Pollution Control
    Facilities Financing Authority, HR, Refunding (Saint Luke's Hospital Project)
    6.25%, 6/1/2010.........................................................                         1,100,000      1,140,700
Puerto Rico Public Buildings Authority, Public Education and Health
Facilities
    Revenue:
      (Guaranteed Government Facilities) 6.25%, 7/1/2011 (Insured; AMBAC)...                         3,875,000      4,321,129
      Refunding  5.70%, 7/1/2009 (Guaranteed; Commonwealth of Puerto Rico)..                         2,235,000      2,343,911
                                                                                                                    ---------
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $196,159,758).....................................................                                     $207,727,189
                                                                                                                  ===========
SHORT-TERM MUNICIPAL INVESTMENTS-1.5%
NEW YORK:
New York City, VRDN:
    3.85% (LOC; Chemical Bank) (b,c)........................................                       $ 1,000,000    $ 1,000,000
    3.80% (Insured; MBIA, SBPA; Bank Austria Aktiengesellschaf) (c).........                         2,200,000      2,200,000
                                                                                                                    ---------
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
    (cost $3,200,000).......................................................                                      $ 3,200,000
                                                                                                                  ===========
TOTAL INVESTMENTS-100.0%
    (cost $199,359,758).....................................................                                     $210,927,189
                                                                                                                  ===========


PREMIER NEW YORK MUNICIPAL BOND FUND

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                            Insurance Corporation
FHA           Federal Housing Administration                     MFMR    Multi-Family Mortgage Revenue
FSA           Financial Security Assurance                       SBPA    Standby Bond Purchase Agreement
HR            Hospital Revenue                                   SONYMA  State of New York Mortgage Agency
IDR           Industrial Development Revenue                     VRDN    Variable Rate Demand Notes
LOC           Letter of Credit


SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)              OR          MOODY'S             OR         STANDARD & POOR'S            PERCENTAGE OF VALUE
-------                            ------                        ------------------           --------------------
AAA                                Aaa                            AAA                               29.6%
AA                                 Aa                             AA                                12.2
A                                  A                              A                                 26.5
BBB                                Baa                            BBB                               22.8
BB                                 Ba                             BB                                 5.4
F1                                 Mig1                           SP1                                1.5
Not Rated (e)                      Not Rated (e)                  Not Rated (e)                      2.0
                                                                                                    ____
                                                                                                   100.0%
                                                                                                   ======
NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b)  Secured by letters of credit.
    (c)  Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (d)  Fitch currently provides creditworthiness information for a limited number of investments.
    (e)  Securities which, while not rated by Fitch, Moody's or Standard and
    Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.

See notes to financial statements.


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                                         NOVEMBER 30, 1995
ASSETS:
    Investments in securities, at value
      (cost $199,359,758)-see statement.....................................                                      $210,927,189
    Cash....................................................................                                         3,790,239
    Interest receivable.....................................................                                         3,652,024
    Receivable for investment securities sold...............................                                         2,214,767
    Receivable for shares of Beneficial Interest subscribed.................                                           318,375
    Prepaid expenses........................................................                                             8,717
                                                                                                                   -----------
                                                                                                                   220,911,311
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                        $95,453
    Due to Distributor......................................................                         70,374
    Payable for investment securities purchased.............................                      7,065,668
    Payable for shares of Beneficial Interest redeemed......................                        519,747
    Accrued expenses........................................................                         79,227          7,830,469
                                                                                                -----------       ------------
NET ASSETS  ................................................................                                      $213,080,842
                                                                                                                  ============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $201,559,772
    Accumulated net realized (loss) on investments..........................                                           (46,361)
    Accumulated net unrealized appreciation on investments-Note 3...........                                         11,567,431
                                                                                                                    -----------
NET ASSETS at value.........................................................                                       $213,080,842
                                                                                                                   ============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                          9,793,284
                                                                                                                   ============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                          4,478,577
                                                                                                                   ============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                                 69
                                                                                                                   =============
NET ASSET VALUE per share:
    Class A Shares
      ($146,206,554 / 9,793,284 shares).....................................                                             $14.93
                                                                                                                        =======
    Class B Shares
      ($66,873,258 / 4,478,577 shares)......................................                                             $14.93
                                                                                                                        =======
    Class C Shares
      ($1,030 / 69 shares)..................................................                                             $14.93
                                                                                                                        =======

See notes to financial statements.


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS                                                                              YEAR ENDED NOVEMBER 30, 1995
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                        $12,618,590
    EXPENSES:
      Management fee-Note 2(a)..............................................                      $1,118,961
      Shareholder servicing costs-Note 2(c).................................                         640,346
      Distribution fees-Note 2(b)...........................................                         299,924
      Professional fees.....................................................                          51,182
      Prospectus and shareholders' reports..................................                          31,529
      Custodian fees........................................................                          22,800
      Trustees' fees and expenses-Note 2(d).................................                          14,929
      Registration fees.....................................................                          11,887
      Miscellaneous.........................................................                          28,723
                                                                                                   ---------
            TOTAL EXPENSES..................................................                                          2,220,281
                                                                                                                      ---------
            INVESTMENT INCOME-NET...........................................                                         10,398,309
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                       $ 452,878
    Net unrealized appreciation on investments..............................                      26,991,860
                                                                                                  ----------
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                         27,444,738
                                                                                                                     ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                        $37,843,047
                                                                                                                    ============



See notes to financial statements.


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                               YEAR ENDED NOVEMBER 30,
                                                                                        --------------------------------------
                                                                                             1994                    1995
                                                                                        --------------             -----------
OPERATIONS:
    Investment income-net...................................................            $ 11,007,481             $ 10,398,309
    Net realized gain (loss) on investments.................................                (496,878)                 452,878
    Net unrealized appreciation (depreciation) on investments for the year..             (28,073,679)              26,991,860
                                                                                         ------------              -----------
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...             (17,563,076)              37,843,047
                                                                                         ------------              -----------
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................              (8,423,637)              (7,565,208)
      Class B shares........................................................              (2,583,844)              (2,833,091)
      Class C shares........................................................                   --                         (10)
    Net realized gain on investments:
      Class A shares........................................................              (1,134,769)                   --
      Class B shares........................................................                (324,799)                   --
                                                                                         ------------             ------------
          TOTAL DIVIDENDS...................................................             (12,467,049)             (10,398,309)
                                                                                         ------------             ------------
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................              25,099,805                9,960,037
      Class B shares........................................................              24,583,764               12,795,103
      Class C shares........................................................                  --                        1,000
    Dividends reinvested:
      Class A shares........................................................               7,067,611                5,506,451
      Class B shares........................................................               2,377,696                2,200,257
      Class C shares........................................................                  --                           10
    Cost of shares redeemed:
      Class A shares........................................................             (36,119,325)             (26,739,496)
      Class B shares........................................................             (11,178,627)              (9,034,959)
                                                                                         ------------             ------------
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................              11,830,924               (5,311,597)
                                                                                         ------------             ------------
            TOTAL INCREASE (DECREASE) IN NET ASSETS.........................             (18,199,201)              22,133,141
NET ASSETS:
    Beginning of year.......................................................             209,146,902              190,947,701
                                                                                         ------------             ------------
    End of year.............................................................            $190,947,701             $213,080,842
                                                                                        =============           ==============


                                                                              SHARES
                                      ---------------------------------------------------------------------------------------
                                                     CLASS A                          CLASS B                  CLASS C
                                      ------------------------------         -----------------------       ------------------
                                            YEAR ENDED NOVEMBER 30,          YEAR ENDED NOVEMBER 30,          PERIOD ENDED
                                      ------------------------------         ------------------------          NOVEMBER 30,
CAPITAL SHARE TRANSACTIONS:                 1994            1995              1994            1995                1995*
                                          ---------       -------           --------         -------            --------
    Shares sold.............             1,722,934        698,060           1,695,749        893,122               68
    Shares issued for
      dividends reinvested..               494,805        386,165             166,946        154,097                1
    Shares redeemed.........            (2,576,898)    (1,893,114)           (806,806)      (637,271)              --
                                          ---------       --------           ---------       --------           --------
      NET INCREASE (DECREASE)
          IN SHARES OUTSTANDING           (359,159)      (808,889)          1,055,889        409,948               69
                                         =========      ==========          =========        =========          =========
    * From September 11, 1995 (commencement of initial offering) to November
      30, 1995.
See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS

    Reference is made to page 4 of the Fund's Prospectus dated April 1, 1996.

See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     The Fund is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     (A) PORTFOLIO VALUATION: The Fund's investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Fund has an unused capital loss carryover of approximately $44,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 1995. If not applied, the carryover expires in fiscal 2002.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the average daily value of the Fund's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. There was no expense reimbursement for the year ended November 30, 1995.

     Effective December 1, 1995, Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as the Fund's Transfer and Dividend Disbursing Agent.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended November 30, 1995, $299,916 was charged to the Fund for the Class B shares and $8 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended November 30, 1995, $358,656, $149,961 and $1 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended November 30, 1995 amounted to $147,142,617 and $147,800,047, respectively.

     At November 30, 1995, accumulated net unrealized appreciation on investments was $11,567,431, consisting of $11,682,647 gross unrealized appreciation and $115,216 gross unrealized depreciation.

     At November 30, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER NEW YORK MUNICIPAL BOND FUND
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER NEW YORK MUNICIPAL BOND FUND

     We have audited the accompanying statement of assets and liabilities of Premier New York Municipal Bond Fund, including the statement of investments, as of November 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier New York Municipal Bond Fund at November 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]
New York, New York
January 2, 1996

PREMIER CALIFORNIA MUNICIPAL BOND FUND

LETTER TO SHAREHOLDERS

Dear Shareholder:

     We are pleased to provide you with this report on the Premier California Municipal Bond Fund. For its annual reporting period ended January 31, 1996, your Fund earned a total return, including bond price changes, interest income and capital gain distributions, of 14.15% for Class A shares, 13.55% for Class B shares and, from their inception on June 2, 1995, an aggregate actual total return of 5.28% for Class C shares.* Income dividends, exempt from Federal and State of California personal income taxes, of approximately $.665 per share for Class A shares, $.599 per share for Class B shares and $.374 for Class C shares were paid to shareholders.** This is equivalent to a tax-free distribution rate per share of 4.80% for Class A shares, 4.52% for Class B shares and 4.22% for Class C shares.***

THE ECONOMY

     On January 31, the last day of the Fund's reporting period, the Federal Reserve Board once again lowered the Federal Funds rate another quarter of a point to 5.25%. The Federal Funds rate is the rate of interest that the nation's banks charge each other for overnight loans and is a key benchmark for all other short-term interest rates. The Federal Reserve also reduced the Discount Rate, the rate that the Fed charges banks for loans, by a quarter of a point to 5.0%. The reduction in interest rates was a continuation of the easing monetary policy of the Fed, a stance that has prevailed since last July.

     Mounting evidence that economic growth has been slowing, combined with favorable inflation reports, indicate that the threat of recession outweighs near-term worries of a resurgence in price inflation. The Consumer Price Index rose only 2.5% in 1995, the lowest rate in nearly a decade. It also marked the fourth consecutive year that the CPI rose less than 3%. The consumer sector of the economy was of increasing concern to economic policy makers. The consumer sector comprises two-thirds of the nation's economic activity, and retail sales reports in December revealed the worst holiday season since the 1990-91 recession. Personal income growth remains sluggish. The Conference Board, an independent business group, reported that the Board's index of consumer confidence declined sharply in January as consumers worried about Federal budget negotiations and the recent flurry of layoff announcements by major corporations.

     Industrial production is only moderate. Output of the nation's factories crept up 0.1% in December. The annual rate of production slowed to 0.8% in the fourth quarter of 1995, compared with 3.2% for the previous three months. For the full calendar year, output rose 3.2%, little more than half the 5.9% rate in 1994.

     There are strong indications that inflation is under control. Until mid-year 1995, fear of inflation was the overriding concern of the Federal Reserve. Now the focus seems to have shifted to actions designed to avoid recession. Since last July, the Fed has moved three times to lower interest rates. If more signs of economic weakness emerge, short-term interest rates may continue to be lowered.

MARKET ENVIRONMENT

     Municipal bonds have benefited from a noteworthy bull market for the past year. We believe the outlook remains favorable due to sluggishness in the economy and little inflationary pressure. If these conditions continue, the Federal Reserve Board may have reason to lower rates further which would be positive for the bond market. Recently however, Fed Chairman Alan Greenspan remarked that he believes the economy is growing at an acceptable level. The market has taken this statement to mean that no additional easing is on the horizon, and has reacted by lowering the prices of fixed-income investments. The most positive common element in the various market outlooks for long-term bonds is that inflation continues to be subdued with few notable threats looming.

     The continuing saga of the budget stalemate is an additional concern to market participants and has contributed to the market's volatility. However, if the President and Congress can reach an accord to achieve a balanced budget, it would have strong positive ramifications for the fixed income markets.

THE PORTFOLIO

     During the year we have maintained a long duration in the Fund, which was set early on in response to our perception of a slowing of the economy. Our primary tasks this year focused on protection of principal, liquidity and the distribution of a high level of tax exempt income to our shareholders. As the year progressed, we attempted to move away from a fairly defensive posture to a more aggressive one which emphasized purchasing discount coupon bonds. We believe this was a logical offset to the many higher coupon premium bonds previously held by the Fund.

     Going forward, we expect to continue on this path to strive for a blended balance within the portfolio. With inflation low, a sluggish but resilient economy, and the Federal Reserve Board's outstanding track record to date, we do not envision a dramatic end to the positive environment that has permitted long-term investments to flourish. We therefore will continue to maintain a fully-invested position with strong credit quality.

     Included in this report is a series of detailed statements about your Fund's holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Fund and in The Dreyfus Corporation.

                              Very truly yours,

                          [Richard J. Moynihan signature logo]

                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation

February 15, 1996

New York, NY

     * Total return includes the reinvestment of dividends and any capital gains paid, without taking into consideration the initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B and Class C shares.

     **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders. Capital gains may be subject to state and local taxes. Income may be subject to some state and local taxes for non-California residents.

     *** Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price per share at the end of the period in the case of Class A shares, or the net asset value per share at the end of the period in the case of Class B and Class C shares, adjusted for capital gain distributions. The distribution rate per share for Class C shares is annualized.

PREMIER CALIFORNIA MUNICIPAL BOND FUND JANUARY 31, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER CALIFORNIA MUNICIPAL BOND FUND CLASS A SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX

[Exhibit A:
$20,786
Lehman Brothers
Municipal Bond Index*
Dollars
$19,103
Premier California
Municipal Bond Fund
(Class A Shares)
*Source: Lehman Brothers]

AVERAGE ANNUAL TOTAL RETURNS
                              CLASS A SHARES                                              CLASS B SHARES
___________________________________________________________        __________________________________________________________
                                                                                                          % Return Reflecting
                                            % Return                                                        Applicable Contingent
                                            Reflecting                                    % Return            Deferred Sales
                         % Return Without  Maximum Initial                                Assuming No          Charge Upon
PERIOD ENDED 1/31/96     Sales Charge      Sales Charge (4.5%)   PERIOD ENDED 1/31/96     Redemption          Redemption*
___________               ________         _________             ___________________       ______             _________

1 Year                     14.15%           8.98%              1 Year                     13.55%              10.55%
5 Year                       8.41           7.41               From Inception (1/15/93)    7.19                 6.62
From Inception (11/10/86)    7.80          7.26
ACTUAL AGGREGATE TOTAL RETURNS
                              CLASS C SHARES
___________________________________________________________
                                            % Return Reflecting
                                            Applicable Contingent
                           % Return            Deferred Sales
                          Assuming No          Charge Upon
PERIOD ENDED 1/31/96      Redemption          Redemption**
___________                ________              _________
From Inception (6/2/95)       5.28%               4.28%

     Past performance is not predictive of future performance. The above graph compares a $10,000 investment made in Class A shares of Premier California Municipal Bond Fund on 11/10/86 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 10/31/86 is used as the beginning value on 11/10/86. All dividends and capital gain distributions are reinvested. Performance for Class B and Class C shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

     The Fund invests primarily in California municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. Unlike the Fund, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses. Also, unlike the Fund which principally limits investments to California municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Fund. Further information relating to Fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report.

     * Maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.

     **Maximum contingent deferred sales charge for Class C shares is 1% within one year of the date of purchase.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                                                                              JANUARY 31, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-92.6%                                                               AMOUNT           VALUE
                                                                                                    _______        _______
CALIFORNIA-86.5%
Anaheim Public Financing Authority, Tax Allocation Revenue
    (Redevelopment Project Alpha) 6.45%, 12/28/2018 (Insured; MBIA).........                       $ 4,000,000    $ 4,413,280
Antelope Valley Hospital District, Insured COP 7.30%, 1/1/2006..............                         2,400,000      2,576,376
California:
    6.90%, 4/1/2005.........................................................                         2,000,000      2,339,100
    5.25%, 10/1/2011........................................................                         5,250,000      5,221,912
    6.125%, 10/1/2011.......................................................                         2,875,000      3,238,285
    5.25%, 10/1/2018........................................................                         7,200,000      6,976,872
California Department of Water Resources, Revenue
    (Central Valley Project) 4.75%, 12/1/2025...............................                         3,120,000      2,810,184
California Educational Facilities Authority, Revenue, Refunding
    (Saint Mary's College) 5%, 10/1/2012....................................                         4,000,000      3,752,120
California Health Facilities Financing Authority, Revenue
    (Saint Francis Memorial Hospital) 5.875%, 11/1/2023.....................                         4,500,000      4,555,170
California Housing Finance Agency, Home Mortgage Revenue:
    6.70%, 8/1/2025.........................................................                         2,000,000      2,074,040
    7.50%, 8/1/2029.........................................................                         1,135,000      1,188,390
    8%, 8/1/2029............................................................                           525,000        556,852
    7.60%, 8/1/2030.........................................................                         1,605,000      1,703,467
    7.70%, 8/1/2030.........................................................                         1,200,000      1,272,072

California Pollution Control Financing Authority, SWDR (North County Recycling
    Center) 6.75%, 7/1/2011 (LOC; Union Bank of Switzerland) (a)............                         2,500,000      2,533,700
California Public Works Board, LR:
    (Secretary of State):
      6.75%, 12/1/2012......................................................                         3,475,000      3,805,855
      6.50%, 12/1/2008 (b)..................................................                         1,400,000      1,639,932
    (University of California Projects) 5.50%, 6/1/2014.....................                         8,000,000      8,003,920
California Statewide Communities Development Authority, COP, Revenue,
Refunding
    (Pacific Homes) 5.90%, 4/1/2009.........................................                         4,340,000      4,515,596
Compton, COP, Refunding 7.50%, 8/1/2015 (LOC; Mitsui Trust and Banking) (a).                         2,000,000      2,135,060
Contra Costa County, Water District Revenue 6%, 10/1/2011 (Insured; MBIA) (b)                        1,725,000      1,855,048
Escondido Unified School District, Refunding 5.125%, 9/1/2015 (Insured; FGIC) (c)                    1,500,000      1,470,870
Eureka Public Financing Authority, Tax Allocation Revenue, Refunding
    (Eureka Redevelopment Projects) 6.25%, 11/1/2011 (Insured; CGIC)........                         2,000,000      2,169,260
Fairfield, Water Revenue, Refunding 5.375%, 4/1/2017 (Insured; AMBAC) (c)...                         5,250,000      5,253,675
Fontana Redevelopment Agency, Tax Allocation Revenue
    (North Fontana Redevelopment Project) 7.25%, 9/1/2020...................                         4,250,000      4,607,595
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue
    Zero Coupon, 1/1/2030...................................................                         40,000,000    4,660,400

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                            JANUARY 31, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT           VALUE
                                                                                                       _______        _______
CALIFORNIA (CONTINUED)
Long Beach, Harbor Revenue 5.25%, 5/15/2025 (Insured; MBIA).................                    $    3,000,000    $ 2,876,490
Los Angeles, Wastewater Systems Revenue
    7.10%, 2/1/2021 (Insured; MBIA, Prerefunded 2/1/1999) (d)...............                         2,200,000      2,447,984
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue
    5.25%, 7/1/2023 (Insured; AMBAC)........................................                         5,000,000      4,854,800
Los Angeles Harbor Department, Revenue 7.60%, 10/1/2018.....................                         750,000         867,728
Madera County, COP (Valley Children's Hospital):
    6.25%, 3/15/2006 (Insured; MBIA)........................................                         2,250,000      2,508,435
    6.50%, 3/15/2009 (Insured; MBIA)........................................                         3,370,000      3,848,439
Menlo Park Community Development Agency, Tax Allocation, Refunding
    (Las Pulgas Community Development Project) 6.55%, 10/1/2011 (Insured;
AMBAC).....................................................................                          2,000,000      2,301,000
Monrovia Redevelopment Agency, Tax Allocation, Refunding
    (Central Redevelopment Project) 6.70%, 5/1/2021 (Insured; AMBAC)........                         2,000,000      2,204,640
Mount Shasta, HR, COP (Mercy Medical Center)
    7.25%, 7/1/2019 (Prerefunded 7/1/1999) (d)..............................                         1,855,000      2,088,229
Nevada County, COP (Western Nevada Co. Solid Waste-McCourtney Road Landfill)
    7.50%, 6/1/2021.........................................................                         2,200,000      2,270,840
Northern California Power Agency, Public Power Revenue, Refunding
    (Hydroelectric Project No. 1):
      6.30%, 7/1/2018.......................................................                         6,000,000      6,845,640
      7.15%, 7/1/2024.......................................................                         4,415,000      4,785,507
Orange County, Special Tax (Community Facilities District No. 87):
    7.75%, 8/15/2014........................................................                         2,375,000      2,437,296
    7.80%, 8/15/2015 (Prerefunded 8/15/2000) (d)............................                         2,000,000      2,337,780
Orange Cove, Irrigation District Revenue, COP
    (Rehabilitation Project) 7.25%, 2/1/2012................................                         3,000,000      3,195,870
Pittsburg Public Financing Authority, Wastewater Revenue, Refunding
    5.125%, 6/1/2015 (Insured; FGIC)........................................                         2,700,000      2,628,747
Richmond Joint Powers Financing Authority, Revenue 7.25%, 5/15/2013.........                         1,500,000      1,684,605
Riverside County, SFMR 7.80%, 5/1/2021 (Collateralized; GNMA)...............                         1,250,000      1,612,438
Roseville, Special Tax (Community Facilities District No. 1) 7.70%, 9/1/2020                         2,000,000      2,081,240
Sacramento County, Special Tax (Community Facilities District No. 1):
    8.20%, 12/1/2010........................................................                         2,250,000      2,434,815
    8.25%, 12/1/2020........................................................                         2,000,000      2,163,180
Sacramento Municipal Utility District, Electric Revenue 7.875%, 8/15/2016...                         2,900,000      3,248,899
Sacramento Schools Insurance Authority, Revenue
    (Workers Compensation Program) 5.75%, 6/1/2003..........................                         3,930,000      4,126,028
San Diego County Water Authority, Water Revenue, COP 5.607%, 4/23/2008 (b)..                         4,000,000      4,223,680

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                          JANUARY 31, 1996
                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT           VALUE
                                                                                                       _______        _______
CALIFORNIA (CONTINUED)
San Diego Public Facilities Financing Authority, Sewer Revenue
    5%, 5/15/2015 (Insured; FGIC)...........................................                    $    3,010,000   $  2,906,787
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue
    Zero Coupon, 1/1/2022...................................................                         15,000,000    2,998,050
San Jose - Santa Clara Water Financing Authority, Sewer Revenue
    5.375%, 11/15/2015 (Insured; FGIC)......................................                         1,125,000      1,124,899
Simi Valley, Single Family Residential Mortgage Revenue 7.625%, 8/1/2022 (e)                         2,000,000      1,200,000
Southern California Rapid Transit District, COP
    (Worker's Compensation Fund) 6%, 7/1/2010...............................                         2,045,000      2,167,168
University of California, Revenue, Refunding (Multiple Purpose Projects):
    5%, 9/1/2014 (Insured; AMBAC)...........................................                         4,000,000      3,879,760
    5%, 9/1/2023 (Insured; AMBAC)...........................................                         8,500,000      8,020,600
Vista, MFHR (Vista Hacienda Project) 6.95%, 4/1/2017........................                         3,000,000      3,191,490
Waterford Public Financing Authority, Revenue 8.20%, 9/15/2020..............                         2,615,000      2,087,764
U.S. RELATED-6.1%
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue
    5.50%, 7/1/2013.........................................................                         7,250,000      7,400,800
Puerto Rico Electric Power Authority, Power Revenue, Refunding 7.125%, 7/1/2014                      2,000,000      2,181,900
Virgin Islands Water and Power Authority, Electric Systems Revenue 7.40%, 7/1/2011                   3,000,000      3,260,550
                                                                                                                      _______
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $185,744,249)...................                                     $195,823,109
                                                                                                                      =======
SHORT-TERM MUNICIPAL INVESTMENTS-7.4%
CALIFORNIA-6.4%
California Pollution Control Financing Authority, RRR, VRDN:
    (Delano Project) 3.25% (LOC; ABN-Amro Bank) (a,f).......................                   $    4,600,000     $ 4,600,000
    (Ultra Power-Rocklin):
      3.90% (LOC; Bank of America National Trust and Savings Association) (a,f)                      1,200,000      1,200,000
      3.90% (LOC; Bank of America National Trust and Savings Association) (a,f)                      1,800,000      1,800,000
Santa Clara Transportation District, Crossover Revenue, VRDN
   3.75% (LOC; Sumitomo Bank) (a,f)........................................                         5,800,000      5,800,000
U.S. RELATED-1.0%
Puerto Rico Electric Power Authority, Power Revenue 3.24%, 7/1/2023 (g).....                         2,200,000      2,200,000
                                                                                                                    _________
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
    (cost $15,600,000)......................................................                                     $ 15,600,000
                                                                                                                      =======
TOTAL INVESTMENTS-100.0%
    (cost $201,344,249).....................................................                                     $211,423,109

                                                                                                                      =======
PREMIER CALIFORNIA MUNICIPAL BOND FUND
SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation      MBIA    Municipal Bond Investors Assurance
CGIC          Capital Guaranty Insurance Corporation                          Insurance Corporation
COP           Certificate of Participation                       MFHR    Multi-Family Housing Revenue
FGIC          Financial Guaranty Insurance Company               RRR     Resources Recovery Revenue
GNMA          Government National Mortgage Association           SFMR    Single Family Mortgage Revenue
HR            Hospital Revenue                                   SWDR    Solid Waste Disposal Revenue
LOC           Letter of Credit                                   VRDN    Variable Rate Demand Notes
LR            Lease Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (H)     OR      MOODY'S    OR  STANDARD & POOR'S  PERCENTAGE OF VALUE
____                 ____             __________        ___________
AAA                  Aaa                AAA               40.9%
AA                    Aa                 AA                4.5
A                      A                  A               32.5
BBB                  Baa                BBB                8.8
D                      D                 D                  .6
F1                MIG1, VMIG1 & P1     SP1, A1             6.3
Not Rated (i)      Not Rated (i)      Not Rated (i)        6.4
                                                          ____
                                                        100.0%
                                                          ====
NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Secured by letters of credit.
    (b) Wholly held by the custodian in a segregated account as collateral for when-issued securities.
    (c)  Purchased on a delayed delivery or when-issued basis.
    (d) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (e)  Non-income producing security; interest payments in default.
    (f) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (g) Inverse floater security - the interest rate is subject to change periodically.
    (h) Fitch currently provides creditworthiness information for a limited number of investments.
    (i) Securities which, while not rated by Fitch, Moody's or Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.


See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                                  JANUARY 31, 1996

ASSETS:
    Investments in securities, at value
      (cost $201,344,249)-see statement.....................................                                      $211,423,109
    Cash....................................................................                                         1,733,868
    Interest receivable.....................................................                                         2,876,499
    Receivable for shares of Beneficial Interest subscribed.................                                            14,321
    Prepaid expenses........................................................                                             6,790
                                                                                                                       _______
                                                                                                                   216,054,587
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                   $     96,128
    Due to Distributor......................................................                         52,761
    Payable for investment securities purchased.............................                      9,043,987
    Payable for shares of Beneficial Interest redeemed......................                         84,051
    Accrued expenses........................................................                         59,674          9,336,601
                                                                                                     ______          _________
NET ASSETS  ................................................................                                      $206,717,986
                                                                                                                  ===========
REPRESENTED BY:
    Paid-in capital.........................................................                                      $194,276,770
    Accumulated undistributed net realized gain on investments..............                                         2,362,356
    Accumulated net unrealized appreciation on investments-Note 3...........                                        10,078,860
                                                                                                                       _______
NET ASSETS at value.........................................................                                      $206,717,986
                                                                                                                      =======
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         14,277,414
                                                                                                                      =======
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,659,307
                                                                                                                      =======
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                               81
                                                                                                                      =======
NET ASSET VALUE per share:
    Class A Shares
      ($185,187,120 / 14,277,414 shares)....................................                                           $12.97
                                                                                                                      =======
    Class B Shares
      ($21,529,815 / 1,659,307 shares)......................................                                         $12.98
                                                                                                                      =======
    Class C Shares
      ($1,051 / 81 shares)..................................................                                         $12.98
                                                                                                                      =======
See notes to financial statements.
PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS                                                                 YEAR ENDED JANUARY 31, 1996
INVESTMENT INCOME:

    INTEREST INCOME.........................................................                                       $12,901,785
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $  1,152,436
      Shareholder servicing costs-Note 2(c).................................                         662,327
      Distribution fees-Note 2(b)...........................................                         102,037
      Professional fees.....................................................                          54,939
      Trustees' fees and expenses-Note 2(d).................................                          35,811
      Custodian fees........................................................                          24,327
      Registration fees.....................................................                           7,191
      Prospectus and shareholders' reports..................................                           3,223
      Miscellaneous.........................................................                          22,278
                                                                                                     ______
          TOTAL EXPENSES....................................................                                         2,064,569
                                                                                                                        ______
          INVESTMENT INCOME-NET.............................................                                        10,837,216
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                    $  6,212,253
    Net unrealized appreciation on investments..............................                      10,659,485
                                                                                                  ___________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         16,871,738
                                                                                                                   ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $27,708,954
                                                                                                                   ==========
See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                YEAR ENDED JANUARY 31,
                                                                                            ________________________________
                                                                                             1995                       1996
                                                                                            _______                    _______
OPERATIONS:
    Investment income-net...................................................          $  13,051,960               $ 10,837,216
    Net realized gain on investments........................................              1,759,018                  6,212,253
    Net unrealized appreciation (depreciation) on investments for the year..            (27,102,766)                10,659,485
                                                                                            _______                     _______
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...            (12,291,788)                27,708,954
                                                                                            _______                     _______
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................            (12,067,054)                (9,879,785)
      Class B shares........................................................               (984,906)                  (957,402)
      Class C shares........................................................                  -                            (29)
     Net realized gain on investments:
      Class A shares........................................................              (1,316,480)               (4,193,091)
      Class B shares........................................................                (128,731)                 (474,312)
      Class C shares........................................................                   -                           (23)
                                                                                            _______                     _______
         TOTAL DIVIDENDS...................................................              (14,497,171)              (15,504,642)
                                                                                            _______                     _______
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................              12,980,330                 7,850,834
      Class B shares........................................................               6,515,990                 2,433,172
      Class C shares........................................................                   _                         1,000
    Dividends reinvested:
      Class A shares........................................................               6,079,502                 6,858,326
      Class B shares........................................................                 709,931                   978,162
      Class C shares........................................................                    -                           52
    Cost of shares redeemed:
      Class A shares........................................................             (47,805,009)              (32,515,537)
      Class B shares........................................................              (3,113,197)               (2,012,025)
                                                                                            _______                     _______
          (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................            (24,632,453)               (16,406,016)
                                                                                            _______                     _______
                TOTAL (DECREASE) IN NET ASSETS..............................            (51,421,412)                (4,201,704)
NET ASSETS:
    Beginning of year.......................................................             262,341,102               210,919,690
                                                                                            _______                    _______
    End of year.............................................................             $210,919,690             $206,717,986

                                                                              SHARES
                                      ________________________________________________________________________________
                                                     CLASS A                          CLASS B                        CLASS C
                                      _____________________________        _____________________________             _______
                                           YEAR ENDED JANUARY 31,              YEAR ENDED JANUARY 31,              YEAR ENDED
                                      _____________________________        _____________________________
                                                                                                                    JANUARY 31,
CAPITAL SHARE TRANSACTIONS:             1995               1996              1995            1996                     1996*

    Shares sold.............           1,040,833            611,979          506,103        191,459                    77
    Shares issued for dividends
      reinvested............             489,182            534,099           57,245         76,108                     4
    Shares redeemed.........          (3,847,929)        (2,546,673)        (252,804)      (157,990)                    -
                                         _______           _______          _______        _______                 ______
          NET INCREASE (DECREASE)
            IN SHARES
          `OUTSTANDING......          (2,317,914)        (1,400,595)         310,544         109,577                     81
                                         =======           =======          ========        =======                ========
    *From June 2, 1995 (commencement of initial offering) to January 31, 1996.
See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Fund's financial statements. CLASS A SHARES

                                                               ____________________________________________________________
                                                                                          YEAR ENDED JANUARY 31,
                                                               ____________________________________________________________
PER SHARE DATA:                                             1992          1993            1994           1995             1996

    Net asset value, beginning of year...........          $12.23        $12.58          $12.80          $13.64          $12.24
                                                            ____          ____            ____            ____            ____
    INVESTMENT OPERATIONS:
    Investment income-net........................            .82          .80             .77             .72              .67
    Net realized and unrealized gain (loss)
      on investments.............................            .36          .39             .94             (.80)            1.02
                                                            ____          ____            ____            ____            ____
      TOTAL FROM INVESTMENT OPERATIONS...........            1.18         1.19            1.71            (.08)            1.69
                                                            ____          ____            ____            ____            ____
    DISTRIBUTIONS:
    Dividends from investment income-net.........           (.82)         (.80)           (.77)           (.72)           (.67)
    Dividends from net realized gain on investments         (.01)         (.17)           (.10)           (.60)           (.29)
                                                            ____          ____            ____            ____            ____
      TOTAL DISTRIBUTIONS........................           (.83)         (.97)          (.87)           (1.32)          (.96)
                                                            ____          ____            ____            ____            ____
    Net asset value, end of year.................          $12.58        $12.80          $13.64          $12.24          $12.97
                                                            ====          ====            ====            ====            ====
TOTAL INVESTMENT RETURN*.........................          10.02%         9.78%           13.62%         (4.34%)         14.15%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets......            .47%         .65%             .78%            .90%             .93%
    Ratio of net investment income to average net assets    6.62%        6.30%            5.71%           5.72%            5.22%
    Decrease reflected in above expense ratios due to
      undertakings by the Manager................            .48%         .28%             .15%            .02%               .-
    Portfolio Turnover Rate......................          10.29%       36.54%           26.69%          37.39%           92.42%
    Net Assets, end of year (000's Omitted)......       $218,703     $224,555         $245,435        $191,939         $185,187
    *Exclusive of sales load.

See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS (CONTINUED)

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Fund's financial statements.

                                                                                 CLASS B SHARES           CLASS C SHARES
                                                               ________________________________________     ________
                                                                                                             YEAR ENDED
                                                                                 YEAR ENDED JANUARY 31,    JANUARY 31,
                                                               ____________________
PER SHARE DATA:                                                1993(1)       1994           1995             1996           1996(2)
                                                               _____         _____         _____           ______           _______
    Net asset value, beginning of year...........              $12.69       $12.81        $13.64           $12.25           $12.98
                                                               ______       ______         ______          ______           ______
    INVESTMENT OPERATIONS:
    Investment income-net........................                .03         .69            .65              .60              .37
    Net realized and unrealized gain (loss) on investments       .12         .93           (.79)            1.02              .29
                                                               ______       ______         ______          ______           ______
      TOTAL FROM INVESTMENT OPERATIONS...........                .15        1.62           (.14)            1.62              .66
                                                               ______       ______         ______          ______           ______
    DISTRIBUTIONS:
    Dividends from investment income-net.........              (.03)        (.69)           (.65)           (.60)           (.37)
    Dividends from net realized gain on investments              .-         (.10)           (.60)           (.29)           (.29)
                                                               ______       ______         ______          ______           ______
      TOTAL DISTRIBUTIONS........................              (.03)        (.79)          (1.25)           (.89)           (.66)
                                                               ______       ______         ______          ______           ______
    Net asset value, end of year.................              $12.81       $13.64        $12.25           $12.98           $12.98
                                                               ======       ======         ======          ======           ======
TOTAL INVESTMENT RETURN (3)......................             25.98%(4)     12.91%        (4.77%)           13.55%          7.90%(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets......              1.07%(4)      1.31%         1.42%             1.45%          4.42%(4)
    Ratio of net investment income to average
      net assets.................................              4.92%(4)      4.90%         5.17%             4.69%          4.31%(4)
    Decrease reflected in above expense ratios due to
      undertakings by the Manager................               .13%(4)       .13%          .02%               .-               .-
    Portfolio Turnover Rate......................              36.54%       26.69%        37.39%            92.42%          92.42%
    Net Assets, end of year (000's Omitted)......               $325       $16,906         $18,981         $21,530              $1
    (1)  From January 15, 1993 (commencement of initial offering) to January 31, 1993.
    (2)  From June 2, 1995 (commencement of initial offering) to January 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Annualized.

See notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier California Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company. The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank. N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     (A) PORTFOLIO VALUATION: The Fund's investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

    (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Fund not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the average daily value of the Fund's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. The most stringent state expense limitation applicable to the Fund presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the average value of the Fund's net assets in accordance with California "blue sky" regulations. There was no expense reimbursement for the year ended January 31, 1996.

     Effective December 1, 1995, the Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $11,891 for the period from December 1, 1995 through January 31, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $11,623 during the year ended January 31, 1996 from commissions earned on sales of the Fund's shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. For the period ended January 31, 1996, $102,032 was charged to the Fund for the Class B shares and $5 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1 % of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the period ended January 31, 1996, $472,817, $51,016 and $2 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $500 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended January 31, 1996 amounted to $188,136,590 and $215,416,205, respectively.

     At January 31, 1996, accumulated net unrealized appreciation on investments was $10,078,860, consisting of $11,535,635 gross unrealized appreciation and $1,456,775 gross unrealized depreciation.

     At January 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER CALIFORNIA MUNICIPAL BOND FUND
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER CALIFORNIA MUNICIPAL BOND FUND

     We have audited the accompanying statement of assets and liabilities of Premier California Municipal Bond Fund, including the statement of investments, as of January 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier California Municipal Bond Fund at January 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]

New York, New York

March 5, 1996

PREMIER CALIFORNIA MUNICIPAL BOND FUND
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Fund hereby makes the following designations regarding its fiscal year ended January 31, 1996.

     -all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular Federal, and for individuals who are California residents, California personal income taxes), and

     -the Fund hereby designates $.0510 per share as a long-term capital gain distribution paid on September 29, 1995. The Fund also designates $.0546 per share as a long-term capital gain distribution of the $.2421 per share paid on December 6, 1995.

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.

[Dreyfus lion "d" logo]

PREMIER CALIFORNIA
MUNICIPAL BOND FUND
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286

TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
One American Express Plaza
Providence, RI 02903

Further information is contained
in the Prospectus, which must
precede or accompany this report.

Printed in U.S.A.                   023/613/663AR9601
[Dreyfus logo]
Annual Report
Premier California
Municipal Bond Fund
January 31, 1996

PREMIER CALIFORNIA MUNICIPAL BOND FUND
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier California Municipal Bond Fund. For its semi-annual reporting period ended July 31, 1996, your Fund produced a total return, including bond price changes and interest income, of - .55% for Class A shares, - .80% for Class B shares and - .77% for Class C shares.* Income dividends, exempt from Federal and State of California personal income taxes, of approximately $.315 per share for Class A shares, $.282 per share for Class B shares and $.266 per share for Class C shares were paid to shareholders.** This is equivalent to an annualized tax-free distribution rate per share of 4.79% for Class A shares, 4.50% for Class B shares and 4.23% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of "heightened surveillance" regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July 31, the Consumer Price Index rose 3.0% for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved, while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation. Yet, concerned that a number of indicators suggested that inflation could surge later on, the Federal Reserve applied the monetary brakes. Now it seems that the Fed's attention is drawn to indications that continued strong reports of job growth and rising wages may fuel unacceptable increases in the rate of inflation. The investment markets have been anticipating a Fed tightening. (The last rise in the Federal Funds rate occurred on February 1, 1995. Since then all of the moves by the Fed have been to lower rates; the last reduction to 5.25% occurred on January 31, 1996.)

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The effect of the rise on consumer spending and housing, according to one growing view, may contribute to a moderation of economic growth over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger a rise in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift and sure. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value also, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation is quickly followed by data suggesting a slowing economy and a falling or stable inflationary trend.

     Beginning in April, the market began to stabilize in this new, lower trading range. Recently, the market moved out of this range to the upside-a-positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. Additionally, on a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced weakness in prior periods.

THE PORTFOLIO

     At the beginning of 1996 the Fund was largely composed of defensive coupon bonds, many of which had short calls. As the year progressed, we systematically took profits by selling these short call bonds since the market in general appeared uneasy. We then invested these funds in discount bonds with very good structural characteristics. This has provided the Fund with a more favorable balance of premium bonds and discount bonds and further allowed the Fund to achieve the necessary balance as we moved through the first half of the year. The duration of the Fund has remained relatively unchanged. Our primary task this year has focused on the protection of principal, enhancing liquidity, and the distribution of a high level of tax exempt income to our shareholders.

     Moving forward, our thought is to continue with the theme of maintaining a balance within the portfolio. While we are mindful of the risks associated with additional declines, we believe that much of the market correction is behind us and we will operate in a relative range. We are further encouraged by the recent market moves to higher levels. It remains to be seen, however, how the market reacts to the upcoming presidential elections as we close in on the end of the calendar year.

     Included in this report is a series of detailed statements about your Fund's holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Fund and in The Dreyfus Corporation.

                                  Very truly yours,
                          [Richard J. Moynihan signature logo]
                                  Richard J. Moynihan
                                  Director, Municipal Portfolio Management
                                  The Dreyfus Corporation
August 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.

     Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                           JULY 31, 1996 (UNAUDITED)
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-98.6%                                                                 AMOUNT        VALUE
CALIFORNIA-92.0%
Anaheim Public Financing Authority, Tax Allocation Revenue
    (Redevelopment Project Alpha) 6.45%, 12/28/2018 (Insured; MBIA).........                    $    4,000,000   $  4,241,360
Antelope Valley Hospital District, Insured COP 7.30%, 1/1/2006..............                         2,400,000      2,537,376
California:
    6.90%, 4/1/2005.........................................................                         2,000,000      2,268,200
    5.25%, 10/1/2011........................................................                         5,250,000      5,102,580
    6.125%, 10/1/2011 (a)...................................................                         2,875,000      3,099,566
    5.25%, 10/1/2018........................................................                         7,200,000      6,687,720
    5.90%, 3/1/2025.........................................................                         1,500,000      1,505,175
California Educational Facilities Authority, Revenue, Refunding (Saint Mary's College)
    5%, 10/1/2012...........................................................                         4,000,000      3,641,440
California Health Facilities Financing Authority, Revenue
    (Saint Francis Memorial Hospital) 5.875%, 11/1/2023.....................                         4,500,000      4,434,570
California Housing Finance Agency, Home Mortgage Revenue:
    6.15%, 8/1/2016.........................................................                         3,000,000      3,002,520
    6.70%, 8/1/2025.........................................................                         1,960,000      2,019,564
    7.50%, 8/1/2029.........................................................                         1,105,000      1,150,581
    8%, 8/1/2029............................................................                           445,000        469,279
    7.60%, 8/1/2030.........................................................                         1,550,000      1,634,336
    7.70%, 8/1/2030.........................................................                           905,000        951,246
California Pollution Control Financing Authority, SWDR (North County Recycling
    Center) 6.75%, 7/1/2011 (LOC; Union Bank of Switzerland) (b)............                         2,500,000      2,805,575
California Public Works Board, LR:
    (Secretary of State):
      6.50%, 12/1/2008......................................................                         1,400,000      1,567,440
      6.75%, 12/1/2012......................................................                         3,475,000      3,754,564
    (University of California Projects) 5.50%, 6/1/2014.....................                         8,000,000      7,721,840
California Statewide Communities Development Authority, COP, Revenue, Refunding
    (Pacific Homes) 5.90%, 4/1/2009.........................................                         2,340,000      2,351,583
Compton, COP, Refunding 7.50%, 8/1/2015 (LOC; Mitsui Trust and Banking) (b).                         2,000,000      2,110,760
Contra Costa County, Water District Revenue 6%, 10/1/2011 (Insured; MBIA)...                         1,475,000      1,538,145
Escondido Unified School District, Refunding 5.125%, 9/1/2015 (Insured; FGIC)                        3,250,000      3,028,805
Eureka Public Financing Authority, Tax Allocation Revenue, Refunding
    (Eureka Redevelopment Projects) 6.25%, 11/1/2011 (Insured; CGIC)........                         2,000,000      2,097,800
Fairfield, Water Revenue, Refunding 5.375%, 4/1/2017 (Insured; AMBAC).......                         9,250,000      8,859,835
Fontana Redevelopment Agency, Tax Allocation Revenue
    (North Fontana Redevelopment Project) 7.25%, 9/1/2020...................                         4,250,000      4,256,630
Fremont Unified School District, Alameda County:
    5.875%, 8/1/2016 (Insured; MBIA)........................................                         2,000,000      2,006,840

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                                  JULY 31,
1996 (UNAUDITED)
                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT         VALUE
                                                                                                      _______        _______
CALIFORNIA (CONTINUED)
Fremont Unified School District, Alameda County (continued):
    5.50%, 9/1/2019 (Insured; FGIC).........................................                    $    2,085,000   $  2,014,860
Fresno, Sewer Revenue 5%, 9/1/2023 (Insured; MBIA)..........................                         2,000,000      1,791,440
Long Beach, Harbor Revenue 5.25%, 5/15/2025 (Insured; MBIA).................                         3,000,000      2,752,470
Los Angeles Harbor Department, Revenue 6.25%, 8/1/2026 (Insured; MBIA)......                         2,320,000      2,371,898
Madera County, COP (Valley Children's Hospital):
    6.25%, 3/15/2006 (Insured; MBIA)........................................                         2,250,000      2,428,695
    6.50%, 3/15/2009 (Insured; MBIA)........................................                         3,370,000      3,700,968
Metropolitan Water District, Southern California Waterworks Revenue, Refunding
    6%, 7/1/2005 (Insured; MBIA)............................................                         5,000,000      5,413,900
Monrovia Redevelopment Agency, Tax Allocation, Refunding
    (Central Redevelopment Project) 6.70%, 5/1/2021 (Insured; AMBAC)........                         2,000,000      2,148,560
Mount Shasta, HR, COP (Mercy Medical Center)
    7.25%, 7/1/2019 (Prerefunded 7/1/1999) (c)..............................                         1,830,000      2,013,256
Nevada County, COP (Western Nevada Co. Solid Waste-McCourtney Road Landfill)
    7.50%, 6/1/2021.........................................................                         2,200,000      2,228,908
Northern California Power Agency, Public Power Revenue, Refunding
    (Hydroelectric Project No. 1):
      6.30%, 7/1/2018.......................................................                         6,000,000      6,506,160
      7.15%, 7/1/2024.......................................................                         4,395,000      4,617,607
Orange County, Special Tax (Community Facilities District No. 87):
    7.75%, 8/15/2014........................................................                         2,375,000      2,427,274
    7.80%, 8/15/2015 (Prerefunded 8/15/2000) (c)............................                         2,000,000      2,274,720
Orange Cove, Irrigation District Revenue, COP (Rehabilitation Project)
    7.25%, 2/1/2012.........................................................                         3,000,000      3,154,170
Pittsburg Public Financing Authority, Wastewater Revenue, Refunding
    5.125%, 6/1/2015 (Insured; FGIC)........................................                         2,700,000      2,517,507
Richmond Joint Powers Financing Authority, Revenue
    7.25%, 5/15/2013 (Prerefunded 5/15/2000) (c)............................                         1,500,000      1,667,700
Riverside County, SFMR 7.80%, 5/1/2021 (Collateralized; GNMA)...............                         1,250,000      1,507,200
Roseville, Special Tax (Community Facilities District No. 1) 7.70%, 9/1/2020                         2,000,000      2,068,460
Sacramento County, Special Tax (Community Facilities District No. 1):
    8.20%, 12/1/2010........................................................                         2,250,000      2,427,570
    8.25%, 12/1/2020........................................................                         2,000,000      2,136,520
San Diego County Water Authority, Water Revenue, COP 5.681%, 4/23/2008......                         4,000,000      4,106,760
San Diego Public Facilities Financing Authority, Sewer Revenue
    5%, 5/15/2015 (Insured; FGIC)...........................................                         3,010,000      2,763,782

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                JULY 31, 1996 (UNAUDITED)
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT         VALUE
                                                                                                      _______       _______
CALIFORNIA (CONTINUED)
San Jose - Santa Clara Water Financing Authority, Sewer Revenue
    5.375%, 11/15/2015 (Insured; FGIC)......................................                    $    1,125,000    $ 1,080,540
Simi Valley, Single Family Residential Mortgage Revenue 7.625%, 8/1/2022 (d)                         1,537,444        737,973
Southern California Rapid Transit District, COP (Worker's Compensation Fund)
    6%, 7/1/2010............................................................                         2,045,000      2,124,591
University of California, Revenue:
    Hospital - UC Davis Medical Center 5.75%, 7/1/2012 (Insured; AMBAC).....                         5,000,000      5,088,250
    Refunding (Multiple Purpose Projects) 5%, 9/1/2023 (Insured; AMBAC).....                         8,500,000      7,435,205
Vista, MFHR (Vista Hacienda Project) 6.95%, 4/1/2017........................                         3,000,000      3,129,720
Waterford Public Financing Authority, Revenue 8.20%, 9/15/2020..............                         2,615,000      2,229,680
West Covina Redevelopment Agency, Community Facilities District, Special Tax
    6%, 9/1/2022 (e)........................................................                         3,000,000      2,947,440
U.S. RELATED-6.6%
Puerto Rico Commonwealth Highway and Transportation Authority, Revenue
    5.50%, 7/1/2013.........................................................                         7,250,000      7,269,430
Puerto Rico Electric Power Authority, Power Revenue, Refunding 7.125%, 7/1/2014                      2,000,000      2,158,840
Virgin Islands Water and Power Authority, Electric Systems Revenue 7.40%, 7/1/2011                   3,000,000      3,151,500
                                                                                                                  ___________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $183,215,234)...................                                     $187,238,884
                                                                                                                 =============
SHORT-TERM MUNICIPAL INVESTMENTS-1.4%
U.S. RELATED:
Puerto Rico Commonwealth Government Development Bank, VRDN 3.20% (f)........                    $    1,900,000    $ 1,900,000
Puerto Rico Electric Power Authority, Power Revenue 3.41%, 7/1/2023 (g).....                           800,000        800,000
                                                                                                                  ___________
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS (cost $2,700,000)....................                                      $ 2,700,000
                                                                                                                 =============
TOTAL INVESTMENTS-100.0% (cost $185,915,234)................................                                     $189,938,884
                                                                                                                 =============

PREMIER CALIFORNIA MUNICIPAL BOND FUND

SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation      LR      Lease Revenue
CGIC          Capital Guaranty Insurance Company                 MBIA    Municipal Bond Investors Assurance
COP           Certificate of Participation                               Insurance Corporation
FGIC          Financial Guaranty Insurance Company               MFHR    Multi-Family Housing Revenue
GNMA          Government National Mortgage Association           SFMR    Single Family Mortgage Revenue
HR            Hospital Revenue                                   SWDR    Solid Waste Disposal Revenue
LOC           Letter of Credit                                   VRDN    Variable Rate Demand Notes

SUMMARY OF COMBINED RATINGS (UNAUDITED)

FITCH (H)           OR           MOODY'S           OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE

AAA                                Aaa                            AAA                                        40.9%
AA                                 Aa                             AA                                          4.5
A                                  A                              A                                          32.5
BBB                                Baa                            BBB                                         8.8
DDD                                D                              D                                            .6
F1                                 MIG1, VMIG1 & P1               SP1, A1                                     6.3
Not Rated (i)                      Not Rated (i)                  Not Rated (i)                               6.4
                                                                                                             ______
                                                                                                             100.0%
                                                                                                            ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Wholly held by the custodian in a segregated account as collateral for when-issued securities.
    (b)  Secured by letters of credit.
    (c) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (d)  Non-income producing security; interest payments in default.
    (e)  Purchased on a when-issued basis.
    (f) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.
    (g) Inverse floater security - the interest rate is subject to change periodically.
    (h) Fitch currently provides creditworthiness information for a limited number of investments.
    (i) Securities which, while not rated by Fitch, Moody's or Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.

See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                                    JULY 31, 1996 (UNAUDITED)
ASSETS:
    Investments in securities, at value
      (cost $185,915,234)-see statement.....................................                                       $189,938,884
    Interest receivable.....................................................                                         2,979,904
    Receivable for shares of Beneficial Interest subscribed.................                                            30,000
    Prepaid expenses........................................................                                             5,739
                                                                                                                  _____________
                                                                                                                   192,954,527
LIABILITIES:
    Due to The Dreyfus Corporation and affiliates...........................                   $     93,558
    Due to Distributor......................................................                         48,921
    Payable for investment securities purchased.............................                      2,925,750
    Payable for shares of Beneficial Interest redeemed......................                         57,492
    Accrued expenses and other liabilities..................................                        157,493          3,283,214
                                                                                               ____________
NET ASSETS  ................................................................                                      $189,671,313
                                                                                                                 ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $183,520,316
    Accumulated undistributed investment income-net.........................                                           161,221
    Accumulated undistributed net realized gain on investments..............                                         1,966,126
    Accumulated net unrealized appreciation on investments-Note 3...........                                         4,023,650
                                                                                                                  _____________
NET ASSETS at value.........................................................                                      $189,671,313
                                                                                                                 ==============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        13,387,819
                                                                                                                 ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,659,969
                                                                                                                 ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                            26,919
                                                                                                                 ==============
NET ASSET VALUE per share:
    Class A Shares
      ($168,437,611 / 13,387,819 shares)....................................                                            $12.58
                                                                                                                        =======
    Class B Shares
      ($20,894,352 / 1,659,969 shares)......................................                                            $12.59
                                                                                                                        =======
    Class C Shares
      ($339,350 / 26,919 shares)............................................                                            $12.61
                                                                                                                        =======

See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS            SIX MONTHS ENDED JULY 31, 1996 (UNAUDITED)
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $ 5,932,687
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $    531,628
      Shareholder servicing costs-Note 2(c).................................                        295,279
      Distribution fees-Note 2(b)...........................................                         52,041
      Professional fees.....................................................                         22,803
      Trustees' fees and expenses-Note 2(d).................................                         14,173
      Custodian fees........................................................                         10,561
      Prospectus and shareholders' reports..................................                          7,352
      Registration fees.....................................................                          1,903
      Miscellaneous.........................................................                          8,970
                                                                                                 __________
          TOTAL EXPENSES....................................................                                           944,710
                                                                                                                    __________
          INVESTMENT INCOME-NET.............................................                                         4,987,977
REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS-Note 3:
    Net realized (loss) on investments......................................                  $   (396,230)
    Net unrealized (depreciation) on investments............................                    (6,055,210)
                                                                                                 __________
          NET REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS.................                                        (6,451,440)
                                                                                                                    __________
NET (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS......................                                       $(1,463,463)
                                                                                                                  =============

See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                        YEAR ENDED           SIX MONTHS ENDED
                                                                                        JANUARY 31,            JULY 31, 1996
                                                                                           1996                 (UNAUDITED)
                                                                                       ______________           ____________
OPERATIONS:
    Investment income-net................................................               $  10,837,216        $    4,987,977
    Net realized gain (loss) on investments..............................                   6,212,253              (396,230)
    Net unrealized appreciation (depreciation) on investments for the period               10,659,485            (6,055,210)
                                                                                       ______________           ____________
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                  27,708,954            (1,463,463)
                                                                                       ______________           ____________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares.....................................................                  (9,879,785)           (4,356,112)
      Class B shares.....................................................                    (957,402)             (469,376)
      Class C shares.....................................................                         (29)               (1,268)
    Net realized gain on investments:
      Class A shares.....................................................                  (4,193,091)               _
      Class B shares.....................................................                    (474,312)               _
      Class C shares.....................................................                         (23)               _
                                                                                       ______________           ____________
          TOTAL DIVIDENDS................................................                 (15,504,642)           (4,826,756)
                                                                                       ______________           ____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares.....................................................                    7,850,834             3,213,965
      Class B shares.....................................................                    2,433,172               771,834
      Class C shares.....................................................                        1,000               334,104
    Dividends reinvested:
      Class A shares.....................................................                    6,858,326             1,962,243
      Class B shares.....................................................                      978,162               307,702
      Class C shares.....................................................                           52                 1,214
    Cost of shares redeemed:
      Class A shares.....................................................                 (32,515,537)           (16,284,860)
      Class B shares.....................................................                  (2,012,025)            (1,062,656)
                                                                                       ______________           ____________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS.                 (16,406,016)           (10,756,454)
                                                                                       ______________           ____________
            TOTAL (DECREASE) IN NET ASSETS...............................                  (4,201,704)           (17,046,673)
NET ASSETS:
    Beginning of period..................................................                  210,919,690              206,717,986
                                                                                       ______________           ____________
    End of period (including undistributed investment income-net of
      $161,221 on July 31, 1996).........................................                 $206,717,986             $189,671,313
                                                                                       ===============         =================

PREMIER CALIFORNIA MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
                                                                        SHARES
                                  __________________________________________________________________________________________
                                               CLASS A                                            CLASS B
                                  ___________________________________             ___________________________________________
                                  YEAR ENDED         SIX MONTHS ENDED               YEAR ENDED            SIX MONTHS ENDED
                                  JANUARY 31,         JULY 31, 1996                JANUARY 31,             JULY 31, 1996
                                    1996               (UNAUDITED)                    1996                   (UNAUDITED)
                                ____________          _____________                ____________             ______________
CAPITAL SHARE TRANSACTIONS:

    Shares sold...................  611,979              255,777                      191,459                    61,198
    Shares issued for
      dividends reinvested........  534,099              156,520                       76,108                    24,538
    Shares redeemed..........    (2,546,673)          (1,301,892)                    (157,990)                  (85,074)
                                ____________          _____________                ____________             ______________
      NET INCREASE (DECREASE) IN
          SHARES OUTSTANDING..    (1,400,595)           (889,595)                    109,577                        662
                                 ============         ============               ============             ===============
                                                               SHARES
                                  _____________________________________
                                               CLASS C
                                  _____________________________________
                                  YEAR ENDED        SIX MONTHS ENDED
                                  JANUARY 31,         JULY 31, 1996
                                    1996*              (UNAUDITED)
                                  ____________        _____________
CAPITAL SHARE TRANSACTIONS
    (CONTINUED):
    Shares sold..................         77            26,742
    Shares issued for
      dividends reinvested........         4               96
    Shares redeemed.............          _                _
                                  ____________        _____________
      NET INCREASE (DECREASE) IN
          SHARES OUTSTANDING..            81            26,838
                                 ==============       =============
*  From June 2, 1995 (commencement of initial offering) to January 31, 1996.

See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.


                                                                       CLASS A SHARES
                                               ___________________________________________________________
                                                                                                                 SIX MONTHS ENDED
                                                                      YEAR ENDED JANUARY 31,                      JULY 31, 1996
                                               ___________________________________________________________
PER SHARE DATA:                                    1992        1993         1994         1995        1996          (UNAUDITED)
                                                   _____      ______       ______       ______      ______       _______________
    Net asset value, beginning of period..        $12.23      $12.58      $12.80       $13.64       $12.24          $12.97
                                                   _____      ______       ______       ______      ______          _______
    INVESTMENT OPERATIONS:
    Investment income-net.................           .82        .80          .77          .72           .67          .33
    Net realized and unrealized gain (loss)
      on investments......................           .36        .39           .94        (.80)         1.02          (.41)
                                                   _____      ______       ______       ______      ______          _______
      TOTAL FROM INVESTMENT OPERATIONS....          1.18        1.19         1.71        (.08)         1.69          (.08)
                                                   _____      ______       ______       ______      ______          _______
    DISTRIBUTIONS:
    Dividends from investment income-net..          (.82)      (.80)        (.77)        (.72)         (.67)         (.31)
    Dividends from net realized gain
      on investments......................          (.01)      (.17)        (.10)        (.60)         (.29)            .-
                                                   _____      ______       ______       ______      ______          _______
      TOTAL DISTRIBUTIONS.................          (.83)      (.97)        (.87)       (1.32)         (.96)           (.31)
                                                   _____      ______       ______       ______      ______          _______
    Net asset value, end of period........        $12.58       $12.80      $13.64       $12.24        $12.97          $12.58
                                                  =======      ======      =======      ======       ========        ========
TOTAL INVESTMENT RETURN(1)................        10.02%       9.78%       13.62%       (4.34%)      14.15%         (1.10%)(2)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets         .47%        .65%         .78%         .90%         .93%          .91%(2)
    Ratio of net investment income to average
      net assets..........................         6.62%       6.30%        5.71%         5.72%       5.22%         5.16%(2)
    Decrease reflected in above expense ratios
      due to undertakings by the Manager..          .48%        .28%         .15%          .02%         .-            .-
    Portfolio Turnover Rate...............        10.29%      36.54%       26.69%        37.39%      92.42%        28.14%(3)
    Net Assets, end of period (000's Omitted)   $218,703     $224,555     $245,435     $191,939     $185,187       $168,438
    (1)  Exclusive of sales load.
    (2)  Annualized.
    (3)  Not annualized.

See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS (CONTINUED)

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

                                                            CLASS B SHARES                             CLASS C SHARES
                                  _______________________________________________________        ________________________________
                                                                          SIX MONTHS ENDED       YEAR ENDED     SIX MONTHS ENDED
                                          YEAR ENDED JANUARY 31,           JULY 31, 1996        JANUARY 31,       JULY 31, 1996
                                  _____________________________________
PER SHARE DATA:                     1993(1)     1994     1995     1996       (UNAUDITED)           1996(2)         (UNAUDITED)
                                    ______     ______    _____   ______     ____________        ____________      ____________
    Net asset value,
      beginning of period           $12.69     $12.81   $13.64   $12.25        $12.98              $12.98            $12.98
                                    ______     ______    _____    _____        ______              ______            ______
    INVESTMENT OPERATIONS:
    Investment income-net             .03         .69      .65      .60           .29                 .37               .27
    Net realized and
      unrealized gain (loss)
      on investments...               .12         .93    (.79)     1.02          (.40)                .29             (.37)
                                    ______     ______    _____    _____        ______              ______            ______
      TOTAL FROM
          INVESTMENT
          OPERATIONS...               .15        1.62    (.14)    1.62           (.11)                .66             (.10)
                                    ______     ______    _____    _____        ______              ______            ______
    DISTRIBUTIONS:
    Dividends from investment
      income-net.......              (.03)      (.69)    (.65)    (.60)          (.28)              (.37)             (.27)
    Dividends from net realized
      gain on investments              .-       (.10)    (.60)    (.29)          .-                 (.29)               .-
                                    ______     ______    _____    _____        ______              ______            ______
      TOTAL DISTRIBUTIONS             (.03)     (.79)   (1.25)    (.89)         (.28)               (.66)             (.27)
                                    ______     ______    _____    _____        ______              ______            ______
    Net asset value,
      end of period....              $12.81   $13.64    $12.25   $12.98        $12.59              $12.98            $12.61
                                     ======   =======   ======   ======        ======             ========         ==========
TOTAL INVESTMENT RETURN(3)         25.98%(4)  12.91%    (4.77%)  13.55%       (1.60%)(4)          7.90%(4)         (1.54%)(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average
      net assets.......             1.07%(4)    1.31%    1.42%    1.45%        1.42%(4)           4.42%(4)          2.13%(4)
    Ratio of net investment income
      to average net assets         4.92%(4)    4.90%    5.17%    4.69%        4.64%(4)           4.31%(4)          4.31%(4)
    Decrease reflected in above
      expense ratios due to
      undertakings by
      the Manager......              .13%(4)    .13%      .02%     .-           .-                  .-                 .-
    Portfolio Turnover Rate          36.54%    26.69%    37.39%   92.42%      28.14%(5)           92.42%            28.14%(5)
    Net Assets, end of period
      (000's Omitted)..               $325    $16,906   $18,981  $21,530       $20,894              $1                $339
    (1)  From January 15, 1993 (commencement of initial offering) to January 31, 1993.
    (2)  From June 2, 1995 (commencement of initial offering) to January 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Annualized.
    (5)  Not annualized.
See independent accountants' review report and notes to financial statements.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier California Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a diversified, open-end management investment company. The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund's financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Fund's investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Fund not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Fund's average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. The most stringent state expense limitation applicable to the Fund presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the average value of the Fund's net assets in accordance with California "blue sky" regulations. There was no expense reimbursement for the six months ended July 31, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $13,186 during the six months ended July 31, 1996 from commissions earned on sales of the Fund's shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the six months ended July 31, 1996, $51,823 was charged to the Fund for the Class B shares and $218 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the six months ended July 31, 1996, $215,665, $25,911 and $73 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

PREMIER CALIFORNIA MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

     The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $34,392 during the six months ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $500 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the six months ended July 31, 1996 amounted to $53,323,732 and $55,438,059, respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $4,023,650, consisting of $6,209,176 gross unrealized appreciation and $2,185,526 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER CALIFORNIA MUNICIPAL BOND FUND
REVIEW REPORT OF ERNST & YOUNG LLP, INDEPENDENT ACCOUNTANTS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER CALIFORNIA MUNICIPAL BOND FUND

     We have reviewed the accompanying statement of assets and liabilities of Premier California Municipal Bond Fund, including the statement of investments, as of July 31, 1996, and the related statements of operations and changes in net assets and financial highlights for the six month period ended July 31, 1996. These financial statements and financial highlights are the responsibility of the Fund's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements and financial highlights taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the interim financial statements and financial highlights referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the statement of changes in net assets for the year ended January 31, 1996 and financial highlights for each of the five years in the period ended January 31, 1996 and in our report dated March 5, 1996, we expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

                              [Ernst & Young LLP signature logo]

New York, New York
September 6, 1996


PREMIER CALIFORNIA
MUNICIPAL BOND FUND
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                            PCCSA967
Semi-Annual Report
Premier California
Municipal Bond Fund
July 31, 1996
[lion2/hres logo]

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier State Municipal Bond Fund - Connecticut Series. For its annual reporting period ended April 30, 1996, your Series produced a total return of 6.85% for Class A shares, 6.20% for Class B shares and, since their inception on August 15, 1995, 3.78% for Class C shares.* Income dividends exempt from Federal and Connecticut State personal income taxes of approximately $.659 for Class A shares, $.596 for Class B shares and $.400 for Class C shares were paid.** This amounts to an annualized tax-free distribution rate per share of 5.28%, 5.00% and 4.72% for Class A, Class B and Class C shares respectively.***

THE ECONOMY

     Concerns that the economy was heading toward recession were eased by the recent release of brighter-than-expected reports on employment and consumer spending. Consequently, the Federal Reserve Board refrained from making any further reductions in the Federal Funds rate; the last easing of this benchmark interest rate occurred on January 31. In reaction to the more optimistic economic news (and the related fears of a potential rekindling of inflation), long-term interest rates as measured by 30-year Treasury bonds have risen nearly one percentage point since February.

     The rosier outlook for the economy was spearheaded by reports of large gains in employment for two consecutive months (February and March). Furthermore, personal income and expenditures data indicated that consumers continued to spend, despite their present high level of installment credit. Retail sales reports have correspondingly edged higher, confirming a modest recovery in consumer spending from its year-end slump.

     Supporting the growing consensus that the economy has picked up steam were reports of slow but steady growth in the manufacturing sector. After adjusting data for the 17-day General Motors strike, industrial output rose modestly. New orders for durable goods, a closely watched indicator of future hiring and production, also posted gains.

     Despite the economy's apparent recovery from its year-end pause, inflation has remained under control. Through March of this year, the Consumer Price Index rose at an annual rate of 2.8%. There appear to be few signs of inflationary pressure in the economy. Factories are running at a relatively comfortable rate of capacity (82.5%), markedly below this expansion's peak of 85.1% reached over a year ago. With major industries trying to reduce inventories, there is little to suggest that product pricing will surge upwards. Reflecting this absence of so-called pipeline inflationary pressure, price increases at both the wholesale and production levels of the economy remained similarly under control. We believe the cautionary stance of the Federal Reserve regarding additional reductions in interest rates combined with the fiscal restraint from reduced government spending should serve as additional moderating forces against any resurgence in inflation.

     We are mindful, however, of a potential change in what has been a benign inflation picture. The recent rise in oil prices, along with strength in other commodity prices such as grain, is not to be dismissed lightly. While they may be only aberrations of a temporary nature, they also could represent early warning signs of a fundamental change in inflation which will be seen later in the year.

MARKET ENVIRONMENT

     The bond market has recently risen from its lows and is showing stable to improving signs. This is in reaction to a favorable Producer Price Index report and, to some extent, a better-than-expected "beige book" survey from the Fed which showed "moderate" growth coupled with "generally subdued" price increases. These reports, in conjunction with recently released declining retail sales figures, are changing the mood of the market. This change in market sentiment reflects a shift in the stance of the Federal Reserve. The Fed, recently viewed as moving from easing to tightening, could be on hold for a while. It is possible that the Fed might be slow to tighten after being severely criticized in 1994 when they tightened preemptively, without overt evidence of an inflation problem.

     The municipal market has outperformed Treasuries lately, shaking off the residual effects of the flat tax proposal. Although not at the level it saw before the flat tax proposal, which was 81% of Treasuries for long insured paper in early 1995, the 87% current level is an improvement from recent readings which had been in the low 90s. The municipal market is also benefiting from a forward supply calendar that needs a 40-50 basis point drop in rates for 30% of it to be brought to market. These rate-sensitive issues are usually refinancings of earlier bonds.

THE PORTFOLIO

     The portfolio has stayed fully invested during this choppy time in the market. We have been trying to improve call features on many holdings through swap opportunities or new purchases in the primary market. Many of these issues are insured and carry superior market liquidity should we need to change our strategy later. At present, however, we remain comfortable with our security selections. We are encouraged by the positive supply pattern developing (mentioned above) and the upcoming June and July interest payment and maturity dates. These are critical dates when investors potentially seek to reinvest large sums of money into the municipal market.

     Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Series and in The Dreyfus Corporation.

                              Sincerely,
                             (Richard J. Moynihan - Signature)
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
May 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders. Income may be subject to some state and local taxes for non-Connecticut residents.

***    Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price, in the case of Class A shares, or the net asset value per share, in the case of Class B and Class C shares, at the end of the period.


PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT         APRIL 30, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES CLASS A SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
$20,644
Lehman Brothers
Municipal Bond Index*
Dollars
$18,512
Premier State Municipal
Bond Fund, Connecticut
Series (Class A Shares)
*Source: Lehman Brothers

AVERAGE ANNUAL TOTAL RETURNS
                 CLASS A SHARES                                                              CLASS B SHARES
                                                                                                              % Return Reflecting
                                                  % Return                                                   Applicable Contingent
                                                  Reflecting                                      % Return        Deferred Sales
                            % Return Without   Maximum Initial                                    Assuming No       Charge Upon
PERIOD ENDED 4/30/96           Sales Charge  Sales Charge (4.5%)    PERIOD ENDED 4/30/96
Redemption                                     Redemption*

1 Year                             6.85%           2.08%            1 Year                          6.20%               3.20%
5 Year                             7.13            6.15             From Inception (1/15/93)        5.21                4.66
From Inception (5/28/87)           7.70            7.14
ACTUAL AGGREGATE TOTAL RETURNS
                              CLASS C SHARES
_______________________________________________________________________________
                                                          % Return Reflecting
                                                         Applicable Contingent
                                     % Return                 Deferred Sales
                                    Assuming No                 Charge Upon
PERIOD ENDED 4/30/96                Redemption                 Redemption**
_________________________        _________________      _______________________
From Inception (8/15/95)              3.78%                      2.78%

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares of Premier State Municipal Bond Fund, Connecticut Series on 5/28/87 (Inception
Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 5/31/87 is used as the beginning value on 5/28/87. All dividends and capital gain distributions are reinvested. Performance for Class B and Class C shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.
The Series invests primarily in Connecticut municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses. Also, unlike the Fund which principally limits investments to Connecticut municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report.
* Maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
**Maximum contingent deferred sales charge for Class C shares is 1% within one year of the date of purchase.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS                                                                           APRIL 30, 1996
                                                                                                  Principal
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                             AMOUNT           VALUE
CONNECTICUT-79.4%
Connecticut:
    6.90%, 3/15/2009 (Prerefunded 3/15/2000) (a)............................                    $    3,000,000  $   3,298,410
    5.50%, 3/15/2010........................................................                         3,000,000      3,007,020
    6.875%, 7/15/2010 (Prerefunded 7/15/2000) (a)...........................                         7,100,000      7,838,329
    6.75%, 3/1/2011 (Prerefunded 3/1/2001) (a)..............................                         3,000,000      3,318,540
    5.50%, 5/15/2014........................................................                         2,000,000      1,951,920
    5.375%, 10/1/2014.......................................................                         6,500,000      6,242,795
    5.50%, 5/15/2015........................................................                         3,000,000      2,912,100
    Special Tax Obligation Revenue (Transportation Infrastructure):
      Refunding 5.375%, 9/1/2008............................................                         2,500,000      2,504,275
      6.80%, 12/1/2009 (Prerefunded 12/1/1999) (a)..........................                         3,000,000      3,283,560
      7.125%, 6/1/2010......................................................                         8,400,000      9,676,296
      6.75%, 6/1/2011 (Prerefunded 6/1/2003) (a)............................                         8,500,000      9,466,365
Connecticut Clean Water Fund, Revenue:
    7%, 1/1/2011 (Prerefunded 1/1/2001) (a).................................                         6,700,000      7,230,975
    5.125%, 5/1/2018........................................................                         5,500,000      5,013,855
Connecticut Development Authority, Revenue:
    First Mortgage Gross
      (Elim Park Baptist Home Inc. Project) 9%, 12/1/2020...................                         3,565,000      3,790,130
    Health Care:
      (Jerome Home Project) 8%, 11/1/2019...................................                         1,940,000      2,018,395
      (Masonic Charity Foundation of Connecticut) 6.50%, 8/1/2020 (Insured; AMBAC)                                   4,150,000
4,284,626
    Life Care Facilities (Seabury Project):
      Refunding 8.75%, 9/1/2006.............................................                         1,625,000      1,615,965
      10%, 9/1/2021.........................................................                        11,175,000     11,805,941
    Pollution Control
      (Pfizer Inc. Project) 6.55%, 2/15/2013................................                         2,000,000      2,114,540
    Water Facilities, Refunding
      (Bridgeport Hydraulic Project) 5.60%, 6/1/2028 (Insured; MBIA)........                         2,600,000      2,398,916
Connecticut Health and Educational Facilities Authority, Revenue:
    7%, 1/1/2020 (Insured; MBIA)............................................                         3,000,000      3,233,880
    (Bridgeport Hospital, Connie Lee)  5.375%, 7/1/2025.....................                         2,125,000      1,917,345
    (Cherry Brook Nursing Center Project) 6%, 11/1/2022 (Insured; AMBAC)....                         4,600,000      4,614,858
    (Danbury Hospital) 6.50%, 7/1/2014 (Insured; MBIA)......................                         3,250,000      3,394,138
    (Day Kimball Hospital) 5.375%, 7/1/2026 (Insured; FSA)..................                         2,000,000      1,825,200
    (Greenwich Academy) 5.75%, 3/1/2026 (Insured; FSA)......................                         3,130,000      3,027,962
    (Greenwich Hospital) 5.80%, 7/1/2026 (Insured; MBIA)....................                         9,365,000      9,110,740
    (Hartford University):
      6.75%, 7/1/2012.......................................................                         3,500,000      3,507,175
      8%, 7/1/2018 (Prerefunded 7/1/2003) (a)...............................                         3,075,000      3,430,409
      6.80%, 7/1/2022.......................................................                         8,500,000      8,421,970
    (Johnson Evergreen Corp.) 8.50%, 7/1/2022...............................                         4,500,000      4,725,630

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      APRIL 30, 1996
                                                                                                 PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                      AMOUNT           VALUE
                                                                                             ________________   ______________
CONNECTICUT (CONTINUED)
Connecticut Health and Educational Facilities Authority, Revenue (continued):
    (Lawrence and Memorial Hospital)
      7%, 7/1/2020 (Insured; MBIA) (Prerefunded 7/1/2000) (a)...............                    $    2,500,000  $   2,770,975
    (Lutheran General Health Care System) 7.375%, 7/1/2019..................                         1,400,000      1,641,066
    (Mansfield Nursing Center Project) 6%, 11/1/2022 (Insured; AMBAC).......                         2,700,000      2,708,721
    (Middlesex Hospital) 6.25%, 7/1/2022 (Insured; MBIA)....................                         2,500,000      2,542,050
    (New Britain Memorial Hospital) 7.75%, 7/1/2022.........................                        16,000,000     16,851,520
    (Norwalk Hospital) 6.25%, 7/1/2022 (Insured; MBIA)......................                         3,600,000      3,681,540
    (Nursing Home Program-Noble Horizon) 6%, 11/1/2022 (Insured; AMBAC).....                         1,500,000      1,504,845
    (Quinnipiac College):
      6%, 7/1/2013..........................................................                         6,545,000      6,077,883
      7.75%, 7/1/2020 (Prerefunded 7/1/2000) (a)............................                         1,000,000      1,116,680
    (Refunding- Saint Francis Hospital and Medical Center)
      6.20%, 7/1/2022 (Insured; MBIA).......................................                         1,725,000      1,757,430
    (Sacred Heart University):
      6.50%, 7/1/2016.......................................................                         2,000,000      1,985,340
      5.80%, 7/1/2023.......................................................                         1,700,000      1,472,642
      6.625%, 7/1/2026......................................................                         3,000,000      2,953,470
    (Saint Raphael Hospital) 6.625%, 7/1/2014 (Insured; AMBAC)..............                         2,500,000      2,629,050
    (Taft School) 7.375%, 7/1/2020 (Prerefunded 7/1/2000) (a)...............                         1,150,000      1,276,236
    (William W. Backus Hospital):
      6%, 7/1/2012..........................................................                         1,500,000      1,459,800
      6.375%, 7/1/2022......................................................                         2,250,000      2,235,578
Connecticut Housing Finance Authority (Housing Mortgage Finance Program):
    7.20%, 11/15/2008.......................................................                        10,280,000     10,648,744
    5.60%, 5/15/2014........................................................                         4,000,000      3,816,520
    6.45%, 5/15/2022........................................................                         6,000,000      6,023,280
    6.70%, 11/15/2022.......................................................                        26,000,000     26,523,120
    6.75%, 11/15/2023.......................................................                         6,000,000      6,192,000
    6.05%, 11/15/2025.......................................................                         9,065,000      8,809,820
Connecticut Municipal Electric Energy Cooperative, Power Supply System
Revenue,
    Refunding:
      5%, 1/1/2011 (Insured; MBIA)..........................................                         4,660,000      4,344,844
      5%, 1/1/2012 (Insured; MBIA)..........................................                         2,000,000      1,858,980
      5%, 1/1/2013 (Insured; MBIA)..........................................                         2,000,000      1,843,400
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue
    (Wheelabrator Lisbon Project):
      5.50%, 1/1/2014.......................................................                        10,000,000      9,111,900
      5.50%, 1/1/2020.......................................................                         7,250,000      6,429,518
New Haven
    7.40%, 8/15/2011........................................................                         1,500,000      1,623,930

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                        APRIL 30,1996
                                                                                              PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                   AMOUNT                VALUE
                                                                                            ________________   ________________
CONNECTICUT (CONTINUED)
South Central Connecticut Regional Water Authority, Water Systems Revenue
    5.75%, 8/1/2012 (Insured; FGIC).........................................                    $    6,000,000   $  6,031,440
Stamford 6.60%, 1/15/2010...................................................                         2,750,000      3,078,653
Stratford 7.30%, 3/1/2012 (Prerefunded 3/1/2001) (a)........................                         1,130,000      1,267,826
University of Connecticut 5%, 2/1/2015 (Insured; FGIC)......................                         1,250,000      1,135,825
U. S. RELATED-20.6%
Commonwealth of Puerto Rico 5.40%, 7/1/2025.................................                        13,000,000     11,773,710
Puerto Rico:
    (Public Improvement):
      7.70%, 7/1/2020 (Prerefunded 7/1/2000) (a)............................                         3,000,000      3,409,710
      6.80%, 7/1/2021 (Prerefunded 7/1/2002) (a)............................                         6,000,000      6,732,000
    Refunding 5.50%, 7/1/2013 ..............................................                         3,000,000      2,852,670
Puerto Rico Aqueduct and Sewer Authority, Revenue 6%, 7/1/2009..............                         7,250,000      7,435,310
Puerto Rico Electric Power Authority, Power Revenue 7%, 7/1/2021
    (Prerefunded 7/1/2001) (a)..............................................                         6,775,000      7,607,038
Puerto Rico Highway and Transportation Authority, Highway Revenue:
    6.673%, 7/1/2010 (b)....................................................                         3,200,000      2,872,000
    6.625%, 7/1/2018 (Prerefunded 7/1/2002) (a).............................                         5,000,000      5,561,950
    5.25%, 7/1/2020 (Insured; FSA)..........................................                         1,750,000      1,596,998
    5.50%, 7/1/2026.........................................................                         5,000,000      4,597,650
Puerto Rico Industrial Medical and Environmental Pollution Control Facilities
Financing
    Authority, Revenue (Motorola Inc. Project) 6.75%, 1/1/2014..............                         2,000,000      2,168,160
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines)
    6.30%, 6/1/2023.........................................................                         2,000,000      2,013,040
Puerto Rico Public Buildings Authority, Guaranteed Public Education and
    Health Facilities, Refunding 5.75%, 7/1/2015............................                         8,000,000      7,628,880
University of Puerto Rico, University Revenue:
    5.50%, 6/1/2015 (Insured; MBIA).........................................                         5,000,000      4,881,449
    5.25%, 6/1/2025 (Insured; MBIA).........................................                         3,400,000      3,136,295
Virgin Islands Public Finance Authority, Revenue, Refunding
    7.25%, 10/1/2018........................................................                         2,000,000      2,104,539
                                                                                                                 _____________
TOTAL INVESTMENTS (cost $360,448,142).......................................                                      $370,758,285
                                                                                                                 =============


PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      FSA         Financial Security Assurance
FGIC          Financial Guaranty Insurance Company               MBIA        Municipal Bond Investors Assurance

Insurance Corporation

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S        PERCENTAGE OF VALUE
AAA                                Aaa                            AAA                               36.3%
AA                                 Aa                             AA                                28.3
A                                  A                              A                                 14.8
BBB                                Baa                            BBB                               13.2
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                      7.4
                                                                                                ____________
                                                                                                   100.0%
                                                                                                ============

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse floater security - the interest rate is subject to change periodically.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's or Standard &
    Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                         APRIL 30, 1996
ASSETS:

    Investments in securities, at value
      (cost $360,448,142)-see statement.....................................                                      $370,758,285
    Interest receivable.....................................................                                         7,846,808
    Receivable for shares of Beneficial Interest subscribed.................                                           133,395
    Prepaid expenses........................................................                                             9,644
                                                                                                               ________________
                                                                                                                   378,748,132
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                  $     163,199
    Due to Distributor......................................................                         90,636
    Due to Custodian........................................................                     16,924,558
    Payable for shares of Beneficial Interest redeemed......................                         66,590
    Accrued expenses........................................................                         99,532         17,344,515
                                                                                            ________________    _______________
NET ASSETS  ................................................................                                      $361,403,617
                                                                                                                ===============
REPRESENTED BY:
    Paid-in capital.........................................................                                      $347,570,572
    Accumulated undistributed net realized gain on investments..............                                         3,522,902
    Accumulated net unrealized appreciation on investments-Note 3...........                                        10,310,143
                                                                                                                _______________
NET ASSETS at value.........................................................                                      $361,403,617
                                                                                                                ===============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                        27,023,443
                                                                                                                ===============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         3,265,372
                                                                                                                ===============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                            84,734
                                                                                                                ===============
NET ASSET VALUE per share:
    Class A Shares
      ($321,558,697/ 27,023,443 shares).....................................                                         $11.90
                                                                                                                ===============
    Class B Shares
      ($38,837,586 / 3,265,372 shares)......................................                                         $11.89
                                                                                                                ===============
    Class C Shares
      ($1,007,334 / 84,734 shares)..........................................                                         $11.89
                                                                                                                ===============


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF OPERATIONS                                                                              YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                       $23,749,936
    EXPENSES:
      Management fee-Note 2(a)..............................................                    $ 2,045,864
      Shareholder servicing costs-Note 2(c).................................                      1,147,331
      Distribution fees-Note 2(b)...........................................                        191,582
      Professional fees.....................................................                         56,898
      Custodian fees........................................................                         38,166
      Prospectus and shareholders' reports..................................                         19,462
      Trustees' fees and expenses-Note 2(d).................................                          5,501
      Registration fees.....................................................                          2,800
      Miscellaneous.........................................................                         126,118
                                                                                             _______________
          TOTAL EXPENSES....................................................                                         3,633,722
                                                                                                                 ______________
          INVESTMENT INCOME-NET.............................................                                        20,116,214
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                    $ 5,701,419
    Net unrealized (depreciation) on investments............................                     (1,150,970)
                                                                                            ________________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         4,550,449
                                                                                                                _______________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                       $24,666,663
                                                                                                                ===============
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    YEAR ENDED APRIL 30,
                                                                                        __________________________________________
                                                                                               1995                     1996
                                                                                        __________________        ________________
OPERATIONS:
    Investment income-net...................................................                $  21,655,899        $  20,116,214
    Net realized gain (loss) on investments.................................                   (1,973,798)           5,701,419
    Net unrealized (depreciation) on investments for the year...............                     (287,865)          (1,150,970)
                                                                                        __________________       _________________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                   19,394,236           24,666,663
                                                                                        __________________       _________________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                  (19,881,887)         (18,231,897)
      Class B shares........................................................                   (1,774,012)          (1,877,253)
      Class C shares........................................................                        _                   (7,064)
                                                                                        __________________       ________________
          TOTAL DIVIDENDS...................................................                  (21,655,899)         (20,116,214)
                                                                                        __________________       _________________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                   15,947,221           14,645,030
      Class B shares........................................................                    5,896,601            5,468,178
      Class C shares........................................................                       _                 1,023,317
    Dividends reinvested:
      Class A shares........................................................                   11,434,147           10,502,564
      Class B shares........................................................                    1,240,658            1,298,271
      Class C shares........................................................                        _                    6,163
    Cost of shares redeemed:
      Class A shares........................................................                  (53,507,884)         (43,749,996)
      Class B shares........................................................                   (3,788,582)          (3,727,309)
      Class C shares........................................................                        _                   (1,996)
                                                                                        _________________        ______________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....                  (22,777,839)         (14,535,778)
                                                                                        _________________        ________________
            TOTAL (DECREASE) IN NET ASSETS..................................                  (25,039,502)           (9,985,329)
NET ASSETS:
    Beginning of year.......................................................                  396,428,448          371,388,946
                                                                                        _________________        ________________
    End of year.............................................................                 $371,388,946         $361,403,617
                                                                                        ==================       =================


                                                                                 SHARES
                                      ________________________________________________________________________________________
                                                     CLASS A                         CLASS B                   CLASS C
                                                                                                              YEAR ENDED
                                          YEAR ENDED APRIL 30,                YEAR ENDED APRIL 30,             APRIL 30,
                                            1995            1996             1995            1996                 1996*
                                      _______________   ____________       __________   __________          _______________
CAPITAL SHARE TRANSACTIONS:

    Shares sold............              1,373,091        1,212,141          503,373     453,771                 84,387
    Shares issued for
      dividends reinvested.                983,180          869,313          106,773     107,482                    515
    Shares redeemed........             (4,637,620)      (3,626,051)        (329,539)   (309,036)                  (168)
                                      _______________   ____________       __________   __________          _______________
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......             (2,281,349)      (1,544,597)         280,607     252,217                 84,734
                                      ===============   ============       ==========   ==========          ===============
    *From August 15, 1995 (commencement of initial offering) to April 30,     1996.
See notes to financial statements

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
FINANCIAL HIGHLIGHTS
    Contained below is per share operating performance data for a share of
Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.
                                                                                          CLASS A SHARES
                                                                                          YEAR ENDED APRIL 30,
PER SHARE DATA:                                                   1992          1993          1994          1995          1996
                                                               ___________    _________     _________     _________    __________
    Net asset value, beginning of year...........                $11.28         $11.45        $12.26        $11.81         $11.76
                                                               ___________    _________     _________     _________    __________
    INVESTMENT OPERATIONS:
    Investment income-net........................                  .72             .71           .68           .67            .66
    Net realized and unrealized gain (loss)
      on investments.............................                  .17             .81          (.42)         (.05)           .14
                                                               ___________    _________     _________     _________    __________
      TOTAL FROM INVESTMENT OPERATIONS...........                  .89           1.52            .26           .62            .80
                                                               ___________    _________     _________     _________    __________
    DISTRIBUTIONS:
    Dividends from investment income-net.........                 (.72)           (.71)         (.68)         (.67)          (.66)
    Dividends from net realized gain on investments                .-              .-           (.03)          .-             .-
                                                               ___________    _________     _________     _________    __________
      TOTAL DISTRIBUTIONS........................                 (.72)           (.71)         (.71)         (.67)          (.66)
                                                               ___________    ________      _________     _________    __________
    Net asset value, end of year.................               $11.45          $12.26        $11.81        $11.76         $11.90

TOTAL INVESTMENT RETURN*.........................                 8.14%          13.62%         1.92%         5.47%          6.85%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets......                  .52%            .69%          .80%          .89%           .92%
    Ratio of net investment income to average
      net assets.................................                 6.30%           5.93%         5.44%         5.77%          5.45%
    Decrease reflected in above expense ratios
      due to undertakings by the Manager.........                  .41%            .21%          .09%          .01%           .-
    Portfolio Turnover Rate......................                 8.53%          24.22%        10.83%        10.48%         28.83%
    Net Assets, end of year (000's Omitted)......             $280,305        $360,020      $364,182      $335,964       $321,559
    *Exclusive of sales load.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                       CLASS B SHARES                          CLASS C SHARES
                                                                    YEAR ENDED APRIL 30,                     YEAR ENDED APRIL 30,
PER SHARE DATA:                                             1993(1)     1994    1995     1996                          1996(2)
                                                          _________   ______   ______   ______     ________________________________

    Net asset value, beginning of year....                  $11.89    $12.26   $11.80   $11.76                        $11.84
                                                          _________   ______   ______   ______     ________________________________
    INVESTMENT OPERATIONS:
    Investment income-net.................                     .18       .61      .61       .60                          .40
    Net realized and unrealized gain (loss)
      on investments......................                     .37      (.43)    (.04)      .13                          .05
                                                           _________   ______   ______   ______     ________________________________
      TOTAL FROM INVESTMENT OPERATIONS....                     .55       .18      .57       .73                          .45
                                                           _________   ______   ______   ______     _______________________________
    DISTRIBUTIONS:
    Dividends from investment income-net..                    (.18)     (.61)    (.61)     (.60)                         (.40)
    Dividends from net realized gain
      on investments......................                     .-       (.03)     .-        .-                            .-
                                                           _________   ______   ______   ______     ______________________________
      TOTAL DISTRIBUTIONS.................                    (.18)     (.64)    (.61)     (.60)                         (.40)
                                                           _________   ______   ______   ______     ______________________________
    Net asset value, end of year..........                  $12.26    $11.80   $11.76    $11.89                        $11.89
                                                          _______     ______   ______    ______     ______________________________
TOTAL INVESTMENT RETURN(3)................                  16.08%(4)   1.26%    4.99%    6.20%                          5.31%(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets                1.12%(4)  1.36%    1.41%     1.44%                          1.64%(4)
    Ratio of net investment income to average
      net assets..........................                 4.57%(4)  4.78%    5.21%     4.92%                          4.31%(4)
    Decrease reflected in above expense ratios
      due to undertakings by the Manager..                  .12%(4)   .08%     .01%      .-                                  .-
    Portfolio Turnover Rate...............                24.22%    10.83%   10.48%    28.83%                            28.83%
    Net Assets, end of year (000's Omitted)              $9,492   $32,246  $35,425   $38,838                            $1,007

    (1)  From January 15, 1993 (commencement of initial offering) to April 30, 1993.
    (2)  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
    (3)  Exclusive of sales load.
    (4)  Annualized.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Connecticut Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

    Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $1,837 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $190,357 was charged to the Series for the Class B shares and $1,225 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended April 30, 1996, $834,351, $95,178 and $409 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

    Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $59,649 for the period from December 1, 1995 through April 30, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an


PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $109,381,501 and $106,401,513, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $10,310,143, consisting of $14,959,283 gross unrealized appreciation and $4,649,140 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Connecticut Series (one of the Series constituting the Premier State Municipal Bond Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Connecticut Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

(Ernst & Young LLP - Signature)
New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, CONNECTICUT SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended April 30, 1996 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997


PREMIER STATE MUNICIPAL
BOND FUND, CONNECTICUT SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
One American Express Plaza
Providence, RI 02903


Further information is contained
in the Prospectus, which must
precede or accompany this report.

Printed in U.S.A.                        064/623AR964
(Dreyfus Logo)
Annual Report
Premier State
Municipal Bond Fund
Connecticut Series
April 30, 1996

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier State Municipal Bond Fund - Florida Series. For its annual reporting period ended April 30, 1996, your Series produced a total return of 6.63% for Class A shares, 6.01% for Class B shares and, since their inception on August 15, 1995, 3.34% for Class C shares.* Income dividends exempt from Federal personal income taxes of approximately $.789 for Class A shares, $.713 for Class B shares and $.476 for Class C shares were paid.** This amounts to an annualized tax-free distribution rate per share of 5.12%, 4.84% and 4.55% for Class A, Class B and Class C shares respectively.***

THE ECONOMY

     Concerns that the economy was heading toward recession were eased by the recent release of brighter-than-expected reports on employment and consumer spending. Consequently, the Federal Reserve Board refrained from making any further reductions in the Federal Funds rate; the last easing of this benchmark interest rate occurred on January 31. In reaction to the more optimistic economic news (and the related fears of a potential rekindling of inflation), long-term interest rates as measured by 30-year Treasury bonds have risen nearly one percentage point since February.

     The rosier outlook for the economy was spearheaded by reports of large gains in employment for two consecutive months (February and March). Furthermore, personal income and expenditures data indicated that consumers continued to spend, despite their present high level of installment credit. Retail sales reports have correspondingly edged higher, confirming a modest recovery in consumer spending from its year-end slump.

     Supporting the growing consensus that the economy has picked up steam were reports of slow but steady growth in the manufacturing sector. After adjusting data for the 17-day General Motors strike, industrial output rose modestly. New orders for durable goods, a closely watched indicator of future hiring and production, also posted gains.

     Despite the economy's apparent recovery from its year-end pause, inflation has remained under control. Through March of this year, the Consumer Price Index rose at an annual rate of 2.8%. There appear to be few signs of inflationary pressure in the economy. Factories are running at a relatively comfortable rate of capacity (82.5%), markedly below this expansion's peak of 85.1% reached over a year ago. With major industries trying to reduce inventories, there is little to suggest that product pricing will surge upwards. Reflecting this absence of so-called pipeline inflationary pressure, price increases at both the wholesale and production levels of the economy remained similarly under control. We believe the cautionary stance of the Federal Reserve regarding additional reductions in interest rates combined with the fiscal restraint from reduced government spending should serve as additional moderating forces against any resurgence in inflation.

     We are mindful, however, of potential change in what has been a benign inflation picture. The recent rise in oil prices, along with strength in other commodity prices such as grain, is not to be dismissed lightly. While they may be only aberrations of a temporary nature, they also could represent early warning signs of a fundamental change in inflation which will be seen later in the year.

MARKET ENVIRONMENT

     In the beginning of the fiscal year we cautiously embraced the market's performance and its favorable impact on the Series. We were, however, wary of the bond market's strength and its dependence on continued low inflation. We remained fully invested to a large extent during this improved market, but alert to the stimulating effect of easing monetary policy and the possibility of rekindling inflation.

     The market subsequently experienced a dramatic downturn late in the first quarter of 1996. This weakness continued to be more pronounced than the market anticipated, despite some marginal improvement recently. The expectations of faster economic growth combined with rising commodity prices raised the prospect of future inflation.

     The most recent market peak in prices was in mid-February, with yields on good quality long bonds around 5.30%. By early April, prices had declined and yield levels had risen to 5.80%. Markets rarely move in one direction over an extended period of time, therefore we are optimistic that much of the market correction is behind us. We remain cautious, however, awaiting confirmation of a market bottom before pursuing a more aggressive strategy.

THE PORTFOLIO

     The Series has maintained a somewhat defensive stance, given recent market conditions, but has attempted to purchase more discount coupons to enhance performance as we move forward. However, there has been a limited supply of specialty state paper available to maneuver to an ideal goal. In addition, many issuers have previously attained financing for their capital programs so overall new issuance remains diminished compared to previous years. This drought, combined with market uncertainty, has resulted in a constricted trading market.

     Giving consideration to these factors, the Series made it a priority to purchase a number of discount bonds in both the primary and secondary markets. We are continuing with this strategy, since the portfolio was largely defensive, in order to contend with the market's tenuous overtones. By the end of the second fiscal quarter, however, the market showed indications of possibly trending upward. As this scenario unfolded, the discount bonds purchased earlier in the year soon reached premium levels and the portfolio was once again seeking ways to bolster performance. This strategy was well-founded since the bond market incrementally gained positive momentum through year-end. However, as the market seemed to be nearing a new high, availability of quality structured discount bonds faded and the Series focused on selling holdings with short calls and short maturities. In addition, as bonds seemed to reach peak levels, the Series sold premium bonds and took profits as we sensed an end to the rally.

     The economy is at a virtual crossroads where growth is concerned. Going forward, we anticipate periods of market volatility until the rate of economic growth is ascertained. We are attempting to increase our cash position to capitalize on a potential rebound early on, but once again are maintaining a generally defensive posture with an eye toward improving the structure of the bonds held in the portfolio. The Series is conservatively positioned, which we believe will help it deal with the uncertainty in the economy and the negative side of volatility should economic growth expand rapidly.

     Our primary tasks are to protect principal, maintain liquidity and distribute a high level of current tax exempt income to you, our shareholders. These factors continue to motivate our portfolio management decisions. The high level of volatility exhibited by the market in recent years underscores the need to maintain a disciplined and longer-term perspective.

    Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Series and in The Dreyfus Corporation.

                              Sincerely,

                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
May 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders. Capital gain distributions are subject to taxes. ***Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price in the case of Class A shares or the net asset value per share in the case of Class B or Class C shares, at the end of the period, adjusted for capital gain distributions.


PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES            APRIL 30, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES CLASS A SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A]
$21,580
Premier State Municipal
Bond Fund, Florida
Series (Class A Shares)
Dollars
$20,644
Lehman Brothers
Municipal Bond Index*
[Exhibit A]
*Source: Lehman Brothers

AVERAGE ANNUAL TOTAL RETURNS
                                 CLASS A SHARES                                              CLASS B SHARES
                                                                                                            % Return Reflecting
                                                  % Return                                                 Applicable Contingent
                                                  Reflecting                                      % Return      Deferred Sales
                          % Return Without      Maximum Initial                                  Assuming No      Charge Upon
PERIOD ENDED 4/30/96        Sales Charge       Sales Charge (4.5%)      PERIOD ENDED 4/30/96     Redemption       Redemption

1 Year                         6.63%                1.85%               1 Year                     6.01%             3.02%
5 Year                         7.62                  6.63               From Inception (1/15/93)    5.57              5.03
From Inception (5/28/87)       9.57                 9.00

ACTUAL AGGREGATE TOTAL RETURNS
                                  CLASS C SHARES

                                                 % Return Reflecting
                                                Applicable Contingent
                              % Return             Deferred Sales
                            Assuming No             Charge Upon
PERIOD ENDED 4/30/96         Redemption            Redemption**

From Inception (8/15/95)      3.34%                   2.35%
Past performance is not predictive of future performance.

     The above graph compares a $10,000 investment made in Class A shares of Premier State Municipal Bond Fund, Florida Series on 5/28/87 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 5/31/87 is used as the beginning value on 5/28/87. All dividends and capital gain distributions are reinvested. Performance for Class B and Class C shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

     The Series invests primarily in Florida municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses. Also, unlike the Fund which principally limits investments to Florida municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report.

* Maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.

**Maximum contingent deferred sales charge for Class C shares is 1% within one year of the date of purchase.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS                                                                                APRIL 30, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                               AMOUNT           VALUE
FLORIDA-95.7%
Alachua County Health Facilities Authority, Health Facilities Revenue, Refunding
    (Santa Fe Healthcare Facilities Project) 7.60%, 11/15/2013..............                    $    3,500,000   $  3,998,750
Arcadia, Water and Sewer Revenue 7.75%, 12/1/2021...........................                         2,190,000      2,352,542
Brevard County Health Facilities Authority, HR
    (Holmes Regional Medical Center Project) 5.70%, 10/1/2008...............                         4,585,000      4,701,963
Broward County Health Facilities Authority, Revenue, Refunding
    (Broward County Nursing Home) 7.50%, 8/15/2020 (LOC; Allied Irish Bank) (a)                      1,000,000      1,058,270
Charlotte County, Health Care Facilities Revenue
    (Charlotte Community Mental Health Project) 9.25%, 7/1/2020.............                         1,635,000      1,795,917
Clay County Housing Finance Authority, SFMR
    8.20%, 6/1/2021 (Collateralized; GNMA)..................................                          670,000         703,453
Dade County:
    Aviation Revenue:
      6.55% 10/1/2013 (Insured; MBIA).......................................                         4,225,000      4,434,898
      (Miami International Airport) 5.75%, 10/1/2013 (Insured; MBIA)........                         10,000,000    9,950,500
    Refunding (Seaport) 5.125%, 10/1/2021 (Insured; MBIA)...................                         7,500,000      6,780,225
    Water and Sewer Systems Revenue 6.25%, 10/1/2011 (Insured; FGIC)........                         2,115,000      2,288,684
Dade County Health Facilities Authority, HR
    (South Shore Hospital and Medical Center) 7.60%, 8/1/2024 (Insured; FHA)                         2,345,000      2,528,426
Dade County Housing Finance Authority, Revenue, Refunding:
    MFMR (Cutler Meadows Apartment) 6.50%, 7/1/2022 (Insured; FHA)..........                         1,785,000      1,804,260
    SFMR 6.70%, 4/1/2028 (Collateralized: FNMA & GNMA)......................                         4,500,000      4,540,905
Duval County Housing Finance Authority, SFMR:
    7.85%, 12/1/2022 (Collateralized; GNMA).................................                         2,625,000      2,765,464
    7.70%, 9/1/2024 (Collateralized; GNMA)..................................                         1,460,000      1,534,460
Escambia County Housing Finance Authority, SFMR 7.80%, 4/1/2022.............                         1,090,000      1,144,380
Florida, Refunding (Jacksonville Transportation) 5.30%, 7/1/2018............                         2,000,000      1,849,000
Florida Board of Education, Capital Outlay, Refunding:
    5.80%, 6/1/2010.........................................................                         2,000,000      2,045,080
    5%, 6/1/2015............................................................                         10,300,000    9,284,317
    5.125%, 6/1/2022........................................................                         4,000,000      3,543,640
Florida Division of Bond Finance Department, General Services Revenues
    (Department of Natural Resources-Preservation 2000)
    5.75%, 7/1/2013 (Insured; AMBAC)........................................                         7,695,000      7,726,626
Florida Housing Finance Agency:
    (Brittany Rosemont Apartments) 7%, 2/1/2035.............................                         6,000,000      6,357,360
    Multi-Family Housing (Driftwood Terrace Project)
      7.65%, 12/20/2031 (Collateralized; GNMA)..............................                         3,440,000      3,645,815

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                          APRIL 30, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT          VALUE
                                                                                                      _______         _______
FLORIDA (CONTINUED)
Florida Housing Finance Agency (continued):
    Single Family Mortgage, Refunding 6.65%, 1/1/2024.......................                       $ 2,415,000    $ 2,445,984
    (Turtle Creek Apartment Projects) 6.10%, 5/1/2016 (Insured; AMBAC)......                         1,000,000      1,000,840
Florida Municipal Power Agency, Revenue (All Requirements Power Supply
Project)
    5.10%, 10/1/2025 (Insured; AMBAC).......................................                         5,000,000      4,434,800
Florida Turnpike Authority, Turnpike Revenue, Refunding:
    5%, 7/1/2013 (Insured; FGIC)............................................                         3,750,000      3,435,788
    5%, 7/1/2019 (Insured; FGIC)............................................                         3,000,000      2,666,280
Gainesville, Utility System Revenue, Refunding 5.20%, 10/1/2026.............                         5,000,000      4,491,500
Greater Orlando Aviation Authority, Airport Facilities Revenue, Refunding:
    5.50%, 10/1/2008 (Insured; AMBAC).......................................                         5,940,000      5,949,207
    5.50%, 10/1/2013 (Insured; AMBAC).......................................                         2,750,000      2,648,498
Highlands County Health Facilities Authority, Revenue (Adventist Sunbelt Hospital)
    7%, 11/15/2014..........................................................                         1,500,000      1,621,155
Hillsborough, Capital Improvement Program, Revenue, Refunding
    5%, 8/1/2015 (Insured; FGIC)............................................                         3,325,000      3,009,690
Hillsborough County, Utility Revenue, Refunding:
    6.625%, 8/1/2011........................................................                         4,000,000      4,247,320
    7%, 8/1/2014............................................................                         4,765,000      5,116,514
Hillsborough County Aviation Authority, Revenue, Refunding (Delta Airlines):
    6.80%, 1/1/2024.........................................................                         2,500,000      2,570,150
    7.75%, 1/1/2024.........................................................                         1,500,000      1,587,435
Indian Trace Community Development District, Water and Sewer Revenue
    8.50%, 4/1/1997.........................................................                         151,000         155,681
Jacksonville, Excise Taxes Revenue, Refunding 6.50%, 10/1/2013 (Insured; AMBAC)                      5,000,000      5,293,350
Jacksonville, Water and Sewer Revenue 5%, 10/1/2020 (Insured; MBIA).........                         3,000,000      2,668,800
Jacksonville Health Facilities Authority, HR, Refunding (Saint Luke's Hospital)
    7.125%, 11/15/2020......................................................                         6,700,000      7,201,428
Lake County Resource Recovery, IDR, Refunding (NRG/Recovery Group)
    5.85%, 10/1/2009........................................................                         6,000,000      5,790,600
Marion County Hospital District, Revenue, Refunding
    (Munroe Regional Medical Center) 6.25%, 10/1/2012 (Insured; FGIC).......                         3,000,000      3,124,200
North Miami, Educational Facilities Revenue (Johnson & Whales University Project)
    6.10%, 4/1/2013.........................................................                         5,000,000      4,883,850
North Miami Health Facilities Authority, Health Facilities Revenue
    (Villa Maria Nursing Housing Project) 7.50%, 9/1/2012...................                         2,670,000      2,888,326
Orange County, Solid Waste Facilities Revenue 6.375%, 10/1/2007 (Insured; FGIC)                      4,910,000      5,293,226

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                               APRIL 30, 1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT          VALUE
                                                                                                      _______        _______
FLORIDA (CONTINUED)
Orange County Health Facilities Authority, Health Facilities Revenue
    (Mental Health Service Project) 9.25%, 7/1/2020 (Prerefunded 7/1/2000) (b)                     $ 3,780,000    $ 4,459,379
Osceola County Industrial Development Authority, Revenue
    (Community Provider Pooled Loan Program) 7.75%, 7/1/2017................                         5,235,000      5,295,674
Palm Bay, Utility Revenue, Refunding (Palm Bay Utility Corp. Project)
    5%, 10/1/2022 (Insured; MBIA)...........................................                         5,300,000      4,662,039
Palm Beach County:
    Solid Waste Industrial Development Revenue:
      (Okeelanta Power LP Project) 6.85%, 2/15/2021.........................                         11,000,000    10,862,830
      (Osceola Power LP) 6.85%, 1/1/2014....................................                         5,800,000      5,737,824
    Water and Sewer Revenue 5%, 10/1/2010 (Insured; MBIA)...................                         4,320,000      4,084,042
Palm Beach County Housing Finance Authority, Single Family Mortgage
    Purchase Revenue 6.55%, 4/1/2027........................................                         2,750,000      2,770,900
Pinellas County, PCR, Refunding (Florida Power Corp.) 7.20%, 12/1/2014......                         3,000,000      3,203,820
Pinellas County Housing Finance Authority, SFMR:
    7.70%, 8/1/2022.........................................................                         2,810,000      2,949,207
    (Multi-County Program) 6.70%, 2/1/2028 (Insured; FHA)...................                         5,000,000      5,060,050
Polk County Industrial Development Authority, IDR
    (IMC Fertilizer) 7.525% 1/1/2015........................................                         10,000,000    10,355,200
Reedy Creek, Improvement District 5%, 6/1/2019 (Insured; AMBAC).............                         3,325,000      2,963,539
Saint Lucie County, SWDR (Florida Power and Light Co. Project)
    7.15%, 2/1/2023.........................................................                         4,000,000      4,318,040
Sarasota County, Utility System Revenue, Refunding
    5.25%, 10/1/2016 (Insured; FGIC)........................................                         1,000,000        931,800
Sunrise, Special Tax District Number 1, Refunding
    6.375%, 11/1/2021 (LOC; Bayerische Hypotheken-und Weschel Bank) (a).....                         2,500,000      2,570,400
Tampa, Water and Sewer Revenue 5.125%, 10/1/2017 (Insured; FGIC)............                         1,000,000        908,090
U.S. RELATED-4.3%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         5,000,000      5,015,200
Virgin Islands Public Finance Authority, Revenue, Refunding 7.25%, 10/1/2018                         5,400,000      5,682,258
                                                                                                                   __________
TOTAL INVESTMENTS (cost $247,491,507).......................................                                      $251,189,849
                                                                                                                  ============

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
FGIC          Financial Guaranty Insurance Company               MBIA    Municipal Bond Investors Assurance
FHA           Federal Housing Administration                             Insurance Corporation
FNMA          Federal National Mortgage Association              MFMR    Multi-Family Mortgage Revenue
GNMA          Government National Mortgage Association           PCR     Pollution Control Revenue
HR            Hospital Revenue                                   SFMR    Single Family Mortgage Revenue
IDR           Industrial Development Revenue                     SWDR    Solid Waste Disposal Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE

AAA                                Aaa                            AAA                                       50.3%
AA                                 Aa                             AA                                         15.3
A                                  A                              A                                           2.6
BBB                                Baa                            BBB                                        10.5
BB                                 Ba                             BB                                          5.8
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                              15.5
                                                                                                           _______
                                                                                                           100.0%
                                                                                                           ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a)  Secured by letters of credit.
    (b) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's or Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Series may invest.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                              APRIL 30, 1996
ASSETS:

    Investments in securities, at value
      (cost $247,491,507)-see statement.....................................                                      $251,189,849
    Receivable for investment securities sold...............................                                         4,063,458
    Interest receivable.....................................................                                         3,753,959
    Receivable for shares of Beneficial Interest subscribed.................                                            28,830
    Prepaid expenses........................................................                                            19,543
                                                                                                                  ____________
                                                                                                                   259,055,639
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                    $   115,542
    Due to Distributor......................................................                         63,611
    Due to Custodian........................................................                      3,819,244
    Payable for shares of Beneficial Interest redeemed......................                        461,014
    Accrued expenses........................................................                         59,907           4,519,318
                                                                                               ____________        ____________
NET ASSETS  ................................................................                                       $254,536,321
                                                                                                                  ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $245,312,787
    Accumulated undistributed net realized gain on investments..............                                          5,525,192
    Accumulated net unrealized appreciation on investments-Note 3...........                                          3,698,342
                                                                                                                  _____________
NET ASSETS at value.........................................................                                       $254,536,321
                                                                                                                 ===============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         15,710,599
                                                                                                                 ===============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         1,867,187
                                                                                                                 ===============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                              2,430
                                                                                                                 ===============
NET ASSET VALUE per share:
    Class A Shares
      ($227,478,154 / 15,710,599 shares)....................................                                            $14.48
                                                                                                                       ========
    Class B Shares
      ($27,023,005 / 1,867,187 shares)......................................                                            $14.47
                                                                                                                       ========
    Class C Shares
      ($35,162 / 2,430 shares)..............................................                                            $14.47
                                                                                                                       ========
See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF OPERATIONS                                                                       YEAR ENDED APRIL 30, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $17,013,955
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $ 1,504,679
      Shareholder servicing costs-Note 2(c).................................                       855,159
      Distribution fees-Note 2(b)...........................................                       134,701
      Professional fees.....................................................                        78,027
      Custodian fees........................................................                        29,329
      Prospectus and shareholders' reports..................................                         6,418
      Trustees' fees and expenses-Note 2(d).................................                         3,746
      Registration fees.....................................................                         1,892
      Miscellaneous.........................................................                         18,676
                                                                                                  __________
            TOTAL EXPENSES..................................................                                         2,632,627
                                                                                                                     __________
            INVESTMENT INCOME-NET...........................................                                         14,381,328
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                   $ 6,336,711
    Net unrealized (depreciation) on investments............................                    (2,819,982)
                                                                                                __________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                          3,516,729
                                                                                                                     __________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                        $17,898,057
                                                                                                                   =============
See notes to financial statements.
PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                YEAR ENDED APRIL 30,
                                                                                         ____________________________________
                                                                                              1995               1996
                                                                                         _____________        ___________
OPERATIONS:
    Investment income-net...................................................             $ 16,368,966       $ 14,381,328
    Net realized gain on investments........................................                4,410,983         6,336,711
    Net unrealized (depreciation) on investments for the year...............               (2,782,324)       (2,819,982)
                                                                                         _____________        ___________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............               17,997,625       17,898,057
                                                                                         _____________        ___________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................             (15,149,356)      (13,092,008)
      Class B shares........................................................              (1,219,610)       (1,288,976)
      Class C shares........................................................                   _                  (344)
    Net realized gain on investments:
      Class A shares........................................................                (716,166)       (3,306,553)
      Class B shares........................................................                 (65,057)         (370,770)
      Class C shares........................................................                    _                  (14)
                                                                                         _____________        __________
          TOTAL DIVIDENDS...................................................             (17,150,189)      (18,058,665)
                                                                                         _____________        __________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                12,537,474         9,844,149
      Class B shares........................................................                 5,009,096         4,401,949
      Class C shares........................................................                    _                 36,586
    Dividends reinvested:
      Class A shares........................................................                 5,971,345         6,539,239
      Class B shares........................................................                   509,461           644,364
      Class C shares........................................................                      _                  107
    Cost of shares redeemed:
      Class A shares........................................................              (56,564,392)       (41,280,587)
      Class B shares........................................................               (2,889,736)        (3,176,969)
                                                                                         _____________        __________
          (DECREASE) IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS....              (35,426,752)       (22,991,162)
                                                                                         _____________        __________
            TOTAL (DECREASE) IN NET ASSETS..................................              (34,579,316)       (23,151,770)
NET ASSETS:
    Beginning of year.......................................................              312,267,407         277,688,091
                                                                                         _____________        __________
    End of year.............................................................             $277,688,091        $254,536,321
                                                                                         ============        ===============

                                                                              SHARES
                                                     CLASS A                          CLASS B                  CLASS C
                                                                                                            YEAR ENDED
                                              YEAR ENDED APRIL 30,             YEAR ENDED APRIL 30,          APRIL 30,

                                            1995             1996            1995             1996              1996*

CAPITAL SHARE TRANSACTIONS:

    Shares sold............               877,487           658,995         350,773          295,615            2,423
    Shares issued for dividends
      reinvested...........               419,064           437,472          35,744           43,121               7
    Shares redeemed........            (3,988,619)       (2,776,392)      (202,194)         (214,088)            _
                                         _________        ________        ________         __________          _______
      NET INCREASE (DECREASE)
          IN SHARES
          OUTSTANDING......           (2,692,068)       (1,679,925)        184,323          124,648             2,430
                                     ============       ============      ==========       ==========       ============
    *From August 15, 1995 (commencement of initial offering) to April 30, 1996.
     See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                    CLASS A SHARES
                                                               __________________________________________________________
                                                                                YEAR ENDED APRIL 30,
                                                               __________________________________________________________
PER SHARE DATA:                                                  1992        1993        1994        1995        1996
                                                                _____       _____      _____        _____        ____
    Net asset value, beginning of year...........              $13.93        $14.33    $15.02       $14.43        $14.51
                                                                _____       _____      ____         _____        ____
    INVESTMENT OPERATIONS:
    Investment income-net........................                 .95         .92         .85         .81         .79
    Net realized and unrealized gain (loss)
       on investments............................                 .41         .86        (.51)        .12         .17
                                                                _____       _____      _____        _____        ____
      TOTAL FROM INVESTMENT OPERATIONS...........                1.36        1.78         .34         .93         .96
                                                                _____       _____      _____        _____        ____
    DISTRIBUTIONS:
    Dividends from investment income-net.........                (.95)      (.92)        (.85)      (.81)         (.79)
    Dividends from net realized gain on investments              (.01)      (.17)        (.04)      (.04)         (.20)
    Dividends in excess of net realized gain
      on investments.............................                 .-          .-         (.04)        .-          .-
                                                                _____       ____       _____        _____        ____
      TOTAL DISTRIBUTIONS........................                (.96)    (1.09)         (.93)      (.85)         (.99)
                                                                ____        _____      _____        _____        ____
    Net asset value, end of year.................              $14.33    $15.02        $14.43     $14.51        $14.48
                                                              =========   ======      =======      ======      =========
TOTAL INVESTMENT RETURN*.........................              10.09%      12.84%        2.14%      6.71%        6.63%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets......                 .52%        .69%        .80%        .90%        .91%
    Ratio of net investment income to
      average net assets.........................                6.65%      6.21%        5.61%      5.67%        5.29%
    Decrease reflected in above expense ratios due to
      undertakings by the Manager................                 .41%        .21%        .10%        .01%           -
    Portfolio Turnover Rate......................              20.99%       33.18%       20.84%       50.62%       54.37%
    Net Assets, end of year (000's Omitted)......            $245,474     $299,775   $289,791     $252,406    $227,478
    *Exclusive of sales load.


See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                        CLASS B SHARES                      CLASS C SHARES
                                                          _____________________________________-
                                                                            YEAR ENDED APRIL 30,         YEAR ENDED APRIL 30,
                                                          _____________________________________-
PER SHARE DATA:                                           1993(1)      1994       1995       1996               1996(2)
                                                          ___-         ___-       ___-       ___-             __________

    Net asset value, beginning of year....                $14.59    $ 15.01      $14.42     $14.51             $14.65
                                                          ______     ______      ______     ______             ______
    INVESTMENT OPERATIONS:
    Investment income-net.................                   .24      .77        .73         .71                  .48
    Net realized and unrealized gain (loss)
      on investments......................                   .42     (.51)       .13         .16                  .02
                                                          ______     ______      ______     ______             ______
      TOTAL FROM INVESTMENT OPERATIONS....                   .66      .26        .86         .87                  .50
                                                          ______     ______      ______     ______             ______
    DISTRIBUTIONS:
    Dividends from investment income-net..                  (.24)    (.77)       (.73)       (.71)              (.48)
    Dividends from net realized gain
      on investments......................                   .-      (.04)       (.04)      (.20)                (.20)
    Dividends in excess of net realized gain
      on investments......................                   .-      (.04)         .-         .-                  .-
                                                          ______     ______      ______     ______             ______
      TOTAL DISTRIBUTIONS.................                  (.24)    (.85)       (.77)       (.91)              (.68)
                                                          ______     ______      ______     ______             ______
    Net asset value, end of year..........                $15.01     $14.42     $14.51     $14.47              $14.47
                                                          ======     =======    ======     =======            =======
TOTAL INVESTMENT RETURN(3)................               15.60%(4)    1.54%      6.21%       6.01%               4.69%(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets               1.12%(4)    1.34%      1.41%       1.41%               1.99%(4)
    Ratio of net investment income to average
      net assets..........................                4.87%(4)    4.91%      5.13%        4.77%               4.20%(4)
    Decrease reflected in above expense ratios
      due to undertakings by the Manager..                 .12%(4)     .09%      .01%        .-                      .-
    Portfolio Turnover Rate...............                33.18%2     0.84%      50.62%      54.37%              54.37%
    Net Assets, end of year (000's Omitted)                $5,916    $22,476    $25,282     $27,023                $35
    (1)  From January 15, 1993 (commencement of initial offering) to April 30, 1993.
    (2)  From August 15, 1995 (commencement of initial offering) to April 30, 1996.
    (3)  Exclusive of sales load.
    (4)  Annualized.

See notes to financial statements.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier State Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering twelve series including the Florida Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State income taxes, without undue risk. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. There was no expense reimbursement for the year ended April 30, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $2,593 during the year ended April 30, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended April 30, 1996, $134,640 was charged to the Series for the Class B shares and $61 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the year ended April 30, 1996, $616,605, $67,320 and $20 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $44,055 for the period from December 1, 1995 through April 30, 1996.

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $2,500 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended April 30, 1996 amounted to $144,987,747 and $171,615,659, respectively.

     At April 30, 1996, accumulated net unrealized appreciation on investments was $3,698,342, consisting of $7,261,047 gross unrealized appreciation and $3,562,705 gross unrealized depreciation.

     At April 30, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier State Municipal Bond Fund, Florida Series (one of the Series constituting the Premier State Municipal Bond
Fund) as of April 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier State Municipal Bond Fund, Florida Series at April 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]
New York, New York
June 5, 1996


PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby makes the following designations regarding its fiscal year ended April 30, 1996:

     -all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular Federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida), and

     -the Series hereby designates $.135 per share as a long-term capital gain distribution of the $.2024 per share paid on December 6, 1995.

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.

[Dreyfus lion "d" logo]
Premier State Municipal
Bond Fund, Florida Series
200 Park Avenue
New York, NY 10166
Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
Custodian
The Bank of New York
90 Washington Street
New York, NY 10286
Transfer Agent &
Dividend Disbursing Agent
Dreyfus Transfer, Inc.
One American Express Plaza
Providence, RI 02903

Further information is contained
in the Prospectus, which must
precede or accompany this report.

Printed in U.S.A.                        051/615AR964
[Dreyfus logo]
Annual Report
Premier State
Municipal Bond Fund
Florida Series
April 30, 1996

PREMIER NEW YORK MUNICIPAL BOND FUND

LETTER TO SHAREHOLDERS

Dear Shareholder:

    We are pleased to provide you with this report on the Premier New York Municipal Bond Fund. For its annual reporting period ended November 30, 1995, your Fund's Class A and Class B shares produced total returns of 20.93% and 20.20%, respectively.* Income dividends exempt from Federal, New York State and New York City personal income taxes were approximately $.750 per share for Class A shares and $.674 per share for Class B shares.** This amounts to tax-free distribution rates per share of 4.80% and 4.51%, respectively.***

    Class C shares, from their inception on September 11, 1995, through November 30, produced a total return of 3.15%.* Tax exempt income dividends of approximately $.139 per share were paid,** amounting to an annualized tax-free distribution rate per share of 4.19%.***

THE ECONOMY

    Modest economic growth and low inflation have spurred a dramatic, year-long rally in the bond market. The Federal Reserve Board's recent reduction of the Federal Funds rate confirmed what investors had already suspected: that inflation, at least for the near future, is under control. Now questions abound regarding the duration of the economic recovery and the possibility of recession.

     The economic recovery of the mid-1990s has been productivity-driven. Corporations implemented extraordinary cost control measures that, while dramatically improving bottom line earnings, now contribute to the slow rate of employment growth. Job creation is a significant factor that affects consumer spending, and a major component of economic activity. New job creation, currently running at the slowest pace of the post-World War II era, is worrisome to us. Indeed, wages and salaries grew at under 3% over the past year, barely keeping pace with inflation. Still, surveys indicate that consumers remain optimistic, despite evidence that their spending is being affected by the slow growth in disposable income. Recent reports on retail sales confirm this reticence in spending.

     It was concern about lagging economic growth that prompted the Federal Reserve to ease the Federal Funds rate two times in 1995: first in July and then again in December. The housing market and new home construction were helped earlier this year by low interest rates, though recently both have exhibited signs of weakness. Business capital spending, another engine of economic growth, has been solid. Exports remain another bright area of the economy. Because of the new competitiveness of American businesses abroad, the U.S. trade deficit continues to shrink. Through September, the trade deficit with Japan narrowed for the sixth consecutive month. Exports, while a relatively small component of overall economic activity in this country, provide an important support for the job market. However, if U.S. products lose competitiveness in world markets, foreign orders may go elsewhere and jobs could be lost here.

MARKET ENVIRONMENT

     Municipal bonds have enjoyed a dramatic bull market for the past 12 months. Current business sluggishness may result in further Fed easing next year, particularly if the Clinton Administration and Congress can arrive at a meaningful budget agreement. Of course, a balanced Federal budget should be beneficial to the bond market since it could mean a reduction in the issuance of government securities. A similar supply situation exists in the municipal bond market. The redemption of existing municipal bonds has outpaced the rate of new issuance for two years, and is expected to recur in 1996.

     Overall, we remain confident in our optimistic view of the municipal bond market. Yet we are mindful of the stimulative effect of easing monetary policy. Therefore, we are watchful for any signs of a revival of inflationary pressures.

THE PORTFOLIO

     This year's impressive price move has more than offset 1994's decline. In view of both the municipal market's strong showing and the degree of volatility exhibited in bond prices, we elected to take a slightly more conservative investment approach during the second half of 1995 when it looked as though the underlying economic fundamentals were improving. During that time, we elected to "book some profits" and take a more cautious approach until a clearer economic picture developed.

     Since then, the economy has softened further, inflation remains low and the employment picture is not improving significantly. This is what prompted the Federal Reserve Board to adopt a more accommodative posture at its December meeting. Should the economic picture not brighten in the weeks ahead, we believe further rate reductions could happen in 1996.

     The current environment provides us with the opportunity to rebalance the Fund so that it continues to own those securities which will provide superior performance and income generating potential. We expect that the issuance of bonds in New York will continue to be modest next year. This will provide a positive technical impetus, but will also challenge us in our search for appropriate securities. Our trading activity will continue to concentrate on incorporating bonds in the Fund that possess desirable liquidity, call and coupon characteristics.

     The high level of volatility exhibited by the market in recent years underscores the need to maintain a disciplined and long-term focus. Solid market performance thus far in 1995 has rewarded the patient investor.

     Our primary task - to maximize current income exempt from Federal, New York State and New York City personal income taxes to the extent consistent with preservation of capital - continues to guide our portfolio management decisions.

     Included in this report is a series of detailed statements about your Fund's holdings and financial condition. We hope they are informative. Please know that we appreciate greatly your continued confidence in the Fund and in The Dreyfus Corporation.

                              Very truly yours,

                              (Richard J. Moynihan  Signature logo)
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management

December 21, 1995
New York, N.Y.

     * Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares.

     **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders. Income may be subject to some state and local taxes for non-New York residents. Capital gains, if any, may be subject to Federal, state and local taxes.

     *** Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price per share at the end of the period in the case of Class A shares or net asset value in the case of Class B and Class C shares.


PREMIER NEW YORK MUNICIPAL BOND FUND                   NOVEMBER 30, 1995

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER NEW YORK MUNICIPAL BOND FUND CLASS A SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
Dollars
$20,092
Lehman Brothers
Municipal Bond Index*
$19,125
Premier New York
Municipal Bond Fund
(Class A Shares)
*Source: Lehman Brothers

AVERAGE ANNUAL TOTAL RETURNS
                             CLASS A SHARES                                                        CLASS B SHARES
                                                                                                             % Return Reflecting

                                                     % Return                                                Applicable Contingent
                                                    Reflecting                                   % Return       Deferred Sales
                         % Return Without        Maximum Initial                                 Assuming         Charge Upon
PERIOD ENDED 11/30/95      Sales Charge        Sales Charge (4.5%)      PERIOD ENDED 11/30/95   Redemption         Redemption*
____________________   __________________     ___________________     _____________________-   ___________  ____________________

1 Year                        20.93%                15.52%             1 Year                     20.20%               17.20%
5 Years                        9.49                  8.49              From Inception (1/15/93)    7.37                 6.76
From Inception (12/31/86)      8.10                  7.54


ACTUAL AGGREGATE TOTAL RETURNS

        CLASS C SHARES

                                            % Return Reflecting
                                           Applicable Contingent
                            % Return           Deferred Sales
                           Assuming No           Charge Upon
PERIOD ENDED 11/30/95       Redemption           Redemption**

From Inception (9/11/95)        3.15%                2.15%

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares of Premier New York Municipal Bond Fund on 12/31/86 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. All dividends and capital gain distributions are reinvested.

Performance for Class B shares and Class C shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

     The Fund invests primarily in New York municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. Unlike the Fund, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall.

     The Index does not take into account charges, fees and other expenses. Also, unlike the Fund which principally limits investments to New York municipal obligations, the Index is not state specific. These factors can contribute to the Index potentially outperforming the Fund. Further information relating to Fund performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this report.

     * Maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.

     **Maximum contingent deferred sales charge for Class C shares is 1% within one year of the date of purchase.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                                                                          NOVEMBER 30, 1995

PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-98.5%                                                                AMOUNT            VALUE
NEW YORK-93.0%

Albany Industrial Development Agency, Lease Revenue:

    (New York State Assembly Building Project) 7.75%, 1/1/2010..............                      $  1,000,000    $ 1,117,070
    (New York State Department of Health Building Project) 7.25%, 10/1/2010.                         1,455,000      1,576,536
Metropolitan Transportation Authority, Commuter Facilities:

    6.125%, 7/1/2014 (Insured; MBIA)........................................                         2,990,000      3,192,184
   Service Contract:
      5.40%, 7/1/2006.......................................................                         3,315,000      3,318,812
      5.75%, 7/1/2007.......................................................                         5,000,000      5,148,550
      7.50%, 7/1/2016 (Prerefunded 7/1/2000) (a)............................                         1,350,000      1,559,398
New York City:

    6%, 2/15/2015...........................................................                         5,000,000      5,009,550
    5.50%, 10/1/2016........................................................                         4,850,000      4,566,081
    6.625%, 2/15/2025.......................................................                         4,240,000      4,475,702
    6.625%, 8/1/2025........................................................                         5,090,000      5,362,417
New York City Housing Development Corp., Mortgage Revenue

    (South Williamsburg Cooperative) 7.90%, 2/1/2023 (Insured; SONYMA)......                           740,000        798,963
New York City Industrial Development Agency:
    Civic Facility Revenue (YMCA of Greater New York Project) 8%, 8/1/2016..                         1,500,000      1,622,235
    Special Facility Revenue:
      (American Airlines Inc. Project) 6.90%, 8/1/2024......................                         2,000,000      2,154,840
      (Terminal One Group Association Project) 6%, 1/1/2008.................                         6,360,000      6,531,466
New York City Municipal Water Finance Authority, Water and Sewer Systems
Revenue:

    5.50%, 6/15/2019 (Insured; MBIA)........................................                         4,000,000      3,986,800
    Refunding 6%, 6/15/2010.................................................                         4,100,000      4,412,092
State of New York 5.625%, 10/1/2020.........................................                         7,265,000      7,342,663

New York State Dormitory Authority, Revenues:
    (Consolidated City University System):
      5.75%, 7/1/2007.......................................................                         3,965,000      4,074,553
      5.75%, 7/1/2007 (Insured; AMBAC)......................................                         3,150,000      3,385,872
      5.75%, 7/1/2009 (Insured; AMBAC)......................................                         3,000,000      3,190,830
      7.625%, 7/1/2020 (Prerefunded 7/1/2000) (a)...........................                           750,000        870,210
      5.375%, 7/1/2025......................................................                         5,500,000      5,459,410
    (Cornell University) 7.375%, 7/1/2030...................................                         1,200,000      1,347,996
    (State University Educational Facilities):
      7.70%, 5/15/2012 (Prerefunded 5/15/2000) (a)..........................                         1,000,000      1,159,770
      6.75%, 5/15/2021 (Prerefunded 5/15/2002) (a)..........................                         3,400,000      3,916,970
      Refunding:
          5.25%, 5/15/2004..................................................                         2,415,000      2,406,789
          5.375%, 5/15/2007 (Insured; FGIC).................................                         6,000,000      6,239,460
          5.50%, 5/15/2008..................................................                         1,740,000      1,742,279
          5.25%, 5/15/2010..................................................                         5,870,000      5,687,854
          5.25%, 5/15/2011..................................................                         5,000,000      4,817,900


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      NOVEMBER 30, 1995

                                                                                                    PRINCIPAL

LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                        AMOUNT           VALUE
                                                                                                 _____________   ____________
NEW YORK (CONTINUED)
New York State Dormitory Authority, Revenues (continued):
    (State University Educational Facilities) (continued):
      Refunding (continued):

          5.875%, 5/15/2011 (Insured; FGIC).................................                      $  5,000,000   $  5,374,700
    (Upstate Community Colleges) 5.625%, 7/1/2014...........................                         2,500,000      2,449,100
New York State Energy Research and Development Authority,
    Electric Facilities Revenue:
      (Consolidated Edison Co. Project):
          7.25%, 11/1/2024..................................................                         1,250,000      1,337,325
          7.125%, 12/1/2029.................................................                         5,000,000      5,552,900
      (Long Island Lighting Co. Project):
          7.15%, 6/1/2020...................................................                         5,590,000      5,745,905
          7.15%, 2/1/2022...................................................                         5,585,000      5,740,766
          6.90%, 8/1/2022...................................................                         3,000,000      3,056,580

New York State Environmental Facilities Corp.:
    State Water Pollution Control Revolving Fund Revenue:
      7.20%, 3/15/2011......................................................                         1,500,000      1,648,935
      (Pilgrim State Sewer Project) 6.30%, 3/15/2016........................                         3,000,000      3,200,970
    Water Facilities Revenue (Jamaica Water Supply Provence) 7.625%, 4/1/2029                          500,000        550,660

New York State Housing Finance Agency, Revenue:
    Health Facilities, Refunding (New York City) 7.90%, 11/1/1999...........                         1,000,000      1,118,970
    Service Contract Obligation 7.30%, 3/15/2021 (Prerefunded 9/15/2001) (a)                         1,000,000      1,170,720

New York State Medical Care Facilities Finance Agency, Revenue, Insured
Mortgage:

    6.05%, 2/15/2015 (Insured; FHA).........................................                         3,000,000      3,074,340
    (Hospital and Nursing Home) 7.45%, 8/15/2031 (Insured; FHA).............                         1,000,000      1,107,680
    (Saint Luke's Roosevelt Hospital Center)
      7.45%, 2/15/2029 (Insured; FHA) (Prerefunded 2/15/2000) (a)...........                           500,000        571,480
New York State Mortgage Agency, Revenue, Homeownership Mortgage:
    6.45%, 10/1/2020........................................................                         2,895,000      2,986,829
    7.95%, 4/1/2022.........................................................                         1,650,000      1,759,065
    8.05%, 4/1/2022.........................................................                           545,000        584,218
    6.65%, 10/1/2025........................................................                         2,000,000      2,079,520

New York State Power Authority, Revenue and General Purpose
    7%, 1/1/2018 (Prerefunded 1/1/2010) (a).................................                         1,940,000      2,304,914

New York State Thruway Authority, Service Contract Revenue
    (Local Highway and Bridge):
      6.25%, 4/1/2006.......................................................                         6,450,000      6,738,186
      7.25%, 1/1/2010.......................................................                         1,000,000      1,143,610

New York State Urban Development Corp., Revenue:

    7.50%, 4/1/2020.........................................................                         1,000,000      1,163,340
    (Alfred Technology Resources Inc. Project) 7.875%, 1/1/2020.............                         1,000,000      1,120,360


PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                      NOVEMBER 30, 1995
                                                                                                      PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                            AMOUNT          VALUE
                                                                                                 _____________   ____________
NEW YORK (CONTINUED)
New York State Urban Development Corp., Revenue (continued):
    (Correctional Capital Facilities):

      6.10%, 1/1/2011.......................................................                    $    4,000,000  $   4,090,320
      7.50%, 1/1/2018 (Prerefunded 1/1/2001) (a)............................                         1,000,000      1,163,350
      Refunding 6.50%, 1/1/2011 (Insured; FSA)..............................                         3,190,000      3,614,302
    (Onondaga County Convention Project) 7.875%, 1/1/2020...................                         1,475,000      1,735,795
Port Authority of New York and New Jersey (Consolidated Ninety Third Series)
   6.125%, 6/1/2094........................................................                         5,000,000      5,428,100

Rensselaer County Industrial Development Agency, IDR (Albany International
Corp.)
    7.55%, 6/1/2007 (LOC; Norstar Bank) (b).................................                         1,500,000      1,729,050

Triborough Bridge and Tunnel Authority:
    (Convention Center Project) 7.25%, 1/1/2010.............................                         1,000,000      1,164,680
    Revenue:
      6%, 1/1/2012..........................................................                         2,000,000      2,167,140
      General Purpose, Refunding 5%, 1/1/2015...............................                         2,770,000      2,656,402
    Special Obligation 6.25%, 1/1/2012 (Insured; AMBAC).....................                         4,000,000      4,274,440

U.S. RELATED-5.5%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         2,000,000      2,061,460
Puerto Rico Housing Finance Corp., MFMR
    7.50%, 4/1/2022 (LOC; Government Development Bank) (b)..................                         1,665,000      1,780,085

Puerto Rico Industrial Medical Educational and Environmental Pollution
Control
    Facilities Financing Authority, HR, Refunding (Saint Luke's Hospital
Project)
    6.25%, 6/1/2010.........................................................                         1,100,000      1,140,700
Puerto Rico Public Buildings Authority, Public Education and Health
Facilities

    Revenue:
      (Guaranteed Government Facilities) 6.25%, 7/1/2011 (Insured; AMBAC)...                         3,875,000      4,321,129
      Refunding  5.70%, 7/1/2009 (Guaranteed; Commonwealth of Puerto Rico)..                         2,235,000      2,343,911
                                                                                                               _-------_____-
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $196,159,758).....................................................                                     $207,727,189
                                                                                                               ==============
SHORT-TERM MUNICIPAL INVESTMENTS-1.5%
NEW YORK:

New York City, VRDN:
    3.85% (LOC; Chemical Bank) (b,c)........................................                      $  1,000,000   $  1,000,000
    3.80% (Insured; MBIA, SBPA; Bank Austria Aktiengesellschaf) (c)........                         2,200,000      2,200,000
                                                                                                               _-------_____-
TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
    (cost $3,200,000).......................................................                                     $  3,200,000
                                                                                                               ==============
TOTAL INVESTMENTS-100.0%
    (cost $199,359,758).....................................................                                     $210,927,189
                                                                                                               ==============

PREMIER NEW YORK MUNICIPAL BOND FUND
SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation    MBIA        Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                         Insurance Corporation
FHA           Federal Housing Administration                   MFMR        Multi-Family Mortgage Revenue
FSA           Financial Security Assurance                     SBPA        Standby Bond Purchase Agreement
HR            Hospital Revenue                                 SONYMA      State of New York Mortgage Agency
IDR           Industrial Development Revenue                   VRDN        Variable Rate Demand Notes
LOC           Letter of Credit

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)              OR          MOODY'S             OR         STANDARD & POOR'S           PERCENTAGE OF VALUE
___________                       __________                      __________________         _____________________

AAA                                Aaa                            AAA                               29.6%
AA                                 Aa                             AA                                12.2
A                                  A                              A                                 26.5
BBB                                Baa                            BBB                               22.8
BB                                 Ba                             BB                                 5.4
F1                                 Mig1                           SP1                                1.5
Not Rated (e)                      Not Rated (e)                  Not Rated (e)                      2.0
                                                                                                 =========
                                                                                                   100.0%
                                                                                                 =========

NOTES TO STATEMENT OF INVESTMENTS:

    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

    (b)  Secured by letters of credit.

    (c) Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rates or an index of market interest rates.

    (d) Fitch currently provides creditworthiness information for a limited number of investments.

    (e) Securities which, while not rated by Fitch, Moody's or Standard and Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.

See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                                     NOVEMBER 30, 1995
ASSETS:

    Investments in securities, at value
      (cost $199,359,758)-see statement.....................................                                         $210,927,189
    Cash....................................................................                                            3,790,239
    Interest receivable.....................................................                                            3,652,024
    Receivable for investment securities sold...............................                                            2,214,767
    Receivable for shares of Beneficial Interest subscribed.................                                              318,375
    Prepaid expenses........................................................                                                8,717
                                                                                                                    ______________
                                                                                                                    220,911,311
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                         $     95,453
    Due to Distributor......................................................                               70,374
    Payable for investment securities purchased.............................                            7,065,668
    Payable for shares of Beneficial Interest redeemed......................                              519,747
    Accrued expenses........................................................                               79,227        7,830,469
                                                                                                  _______________   ______________
NET ASSETS  ................................................................                                          $213,080,842
                                                                                                                    ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                          $201,559,772
    Accumulated net realized (loss) on investments..........................                                               (46,361)
    Accumulated net unrealized appreciation on investments-Note 3...........                                            11,567,431
                                                                                                                    ______________
NET ASSETS at value.........................................................                                          $213,080,842
                                                                                                                    ==============
Shares of Beneficial Interest outstanding:

    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                             9,793,284
                                                                                                                    ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                             4,478,577
                                                                                                                    ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                                    69
                                                                                                                    ==============
NET ASSET VALUE per share:
    Class A Shares
      ($146,206,554 / 9,793,284 shares).....................................                                                $14.93
                                                                                                                          ========
    Class B Shares
      ($66,873,258 / 4,478,577 shares)......................................                                                $14.93
                                                                                                                          ========
    Class C Shares
      ($1,030 / 69 shares)..................................................                                                $14.93
                                                                                                                          ========
See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS                                                                              YEAR ENDED NOVEMBER 30, 1995
INVESTMENT INCOME:

    INTEREST INCOME.........................................................                                           $12,618,590
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $  1,118,961
      Shareholder servicing costs-Note 2(c).................................                        640,346
      Distribution fees-Note 2(b)...........................................                        299,924
      Professional fees.....................................................                         51,182
      Prospectus and shareholders' reports..................................                         31,529
      Custodian fees........................................................                         22,800
      Trustees' fees and expenses-Note 2(d).................................                         14,929
      Registration fees.....................................................                         11,887
      Miscellaneous.........................................................                         28,723
                                                                                               ____________
            TOTAL EXPENSES..................................................                                             2,220,281
                                                                                                                      ____________
            INVESTMENT INCOME-NET...........................................                                            10,398,309
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments-Note 3.................................                    $   452,878
    Net unrealized appreciation on investments..............................                     26,991,860
                                                                                               ____________
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                            27,444,738
                                                                                                                      ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                           $37,843,047
                                                                                                                      ============
See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                       YEAR ENDED NOVEMBER 30,
                                                                                               ___________________________________
                                                                                                   1994                   1995
                                                                                               _______________       _____________
OPERATIONS:
    Investment income-net...................................................                    $  11,007,481        $  10,398,309
    Net realized gain (loss) on investments.................................                         (496,878)             452,878
    Net unrealized appreciation (depreciation) on investments for the year..                      (28,073,679)          26,991,860
                                                                                               _______________       _____________
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS...                      (17,563,076)          37,843,047
                                                                                               _______________       _____________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares........................................................                       (8,423,637)         (7,565,208)
      Class B shares........................................................                       (2,583,844)         (2,833,091)
      Class C shares........................................................                            _                     (10)
    Net realized gain on investments:
      Class A shares........................................................                       (1,134,769)             _
      Class B shares........................................................                         (324,799)             _
                                                                                               _______________       _____________
          TOTAL DIVIDENDS...................................................                      (12,467,049)        (10,398,309)
                                                                                               _______________       _____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                       25,099,805            9,960,037
      Class B shares........................................................                       24,583,764           12,795,103
      Class C shares........................................................                           _                     1,000
    Dividends reinvested:
      Class A shares........................................................                        7,067,611            5,506,451
      Class B shares........................................................                        2,377,696            2,200,257
      Class C shares........................................................                            _                       10
    Cost of shares redeemed:
      Class A shares........................................................                      (36,119,325)        (26,739,496)
      Class B shares........................................................                      (11,178,627)         (9,034,959)
                                                                                                _______________       _____________
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................                       11,830,924          (5,311,597)
                                                                                                _______________       _____________
            TOTAL INCREASE (DECREASE) IN NET ASSETS.........................                      (18,199,201)          22,133,141
NET ASSETS:
    Beginning of year.......................................................                      209,146,902          190,947,701
                                                                                                _______________       _____________
    End of year.............................................................                     $190,947,701         $213,080,842
                                                                                                ===============       =============

                                                                               SHARES
                                             _____________________________________________________________________________________
                                                  CLASS A                           CLASS B                        CLASS C
                                      _____________________________      ___________________________    __________________________
                                         YEAR ENDED NOVEMBER 30,           YEAR ENDED NOVEMBER 30,            PERIOD ENDED
                                      ____________________________       ___________________________    __________________________
                                                                                                               NOVEMBER 30,
CAPITAL SHARE TRANSACTIONS:               1994            1995               1994            1995                  1995*
                                     ____________     _____________      ____________    ___________       ____________________

    Shares sold.............           1,722,934         698,060           1,695,749       893,122                      68
    Shares issued for
      dividends reinvested..             494,805         386,165             166,946       154,097                       1
    Shares redeemed.........          (2,576,898)     (1,893,114)           (806,806)     (637,271)                     _
                                     _____________    _____________      ____________    ___________          _________________
      NET INCREASE (DECREASE)
          IN SHARES OUTSTANDING         (359,159)       (808,889)           1,055,889      409,948                      69
                                     ============     =============      ============    ===========          =================

    * From September 11, 1995 (commencement of initial offering) to November     30, 1995.

See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Fund's financial statements.

                                                                                     CLASS A SHARES
                                                               ___________________________________________________________
                                                                                  YEAR ENDED NOVEMBER 30,
                                                               ___________________________________________________________
PER SHARE DATA:                                                  1991         1992         1993         1994       1995
                                                               _________    _________     ________    ________   _________
    Net asset value, beginning of year...........               $12.88        $13.56       $13.97      $14.97     $13.01
                                                               _________    _________     _________   ________   _________
    INVESTMENT OPERATIONS:
    Investment income-net........................                  .89           .86          .80         .75        .75
    Net realized and unrealized gain (loss) on
      investments................................                  .68           .56         1.00       (1.86)      1.92
                                                               _________    _________     ________    _________  _________
      TOTAL FROM INVESTMENT OPERATIONS...........                 1.57          1.42         1.80       (1.11)      2.67
                                                               _________    _________     ________    ________   _________
    DISTRIBUTIONS:
    Dividends from investment income-net.........                 (.89)         (.86)        (.80)       (.75)      (.75)
    Dividends from net realized gain on investments                --           (.15)          --        (.10)        --
                                                               _________    _________     ________    ________   _________
      TOTAL DISTRIBUTIONS........................                 (.89)        (1.01)        (.80)       (.85)      (.75)
                                                               _________    _________     ________    ________   _________
    Net asset value, end of year.................               $13.56        $13.97       $14.97      $13.01     $14.93
                                                               =========    =========     ========    ========   =========
TOTAL INVESTMENT RETURN *........................                12.63%        10.79%      13.16%      (7.76%)     20.93%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets......                  .52%          .72%        .78%         .89%     .94%
    Ratio of net investment income to average net assets          6.69%         6.16%       5.41%        5.25%    5.27%
    Decrease reflected in above expense ratios due to
      undertakings by the Manager................                  .60%          .34%        .18%         .04%     --
    Portfolio Turnover Rate......................                12.45%       1 2.55%       19.55%      31.76%   74.11%
    Net Assets, end of year (000's Omitted)......              $70,333      $108,247     $164,046    $137,978 $146,207

* Exclusive of sales load.

See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS (CONTINUED)

    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Fund's financial statements.


                                                                               CLASS B SHARES               CLASS C SHARES
                                                                       _____________________________  ______________________
                                                                            YEAR ENDED NOVEMBER 30,         PERIOD ENDED
                                                                       ______________________________ ______________________
                                                                                                              NOVEMBER 30,
PER SHARE DATA:                                                          1993(1)      1994      1995             1995(2)
                                                                       __________  ________   _______    ___________________
    Net asset value, beginning of year......................             $14.04     $14.97    $13.02            $14.61
                                                                       __________  ________   ________   ___________________
    INVESTMENT OPERATIONS:
    Investment income-net...................................                .62        .67       .67               .14
    Net realized and unrealized gain (loss) on investments..                .93      (1.85)     1.91               .32
                                                                       __________  _________  _______    ___________________
      TOTAL FROM INVESTMENT OPERATIONS......................               1.55      (1.18)     2.58               .46
                                                                      __________  __________ ________   ____________________
    DISTRIBUTIONS:
    Dividends from investment income-net....................               (.62)      (.67)     (.67)             (.14)
    Dividends from net realized gain on investments.........                --        (.10)      --                --
                                                                       __________  ________   _______    ___________________
      TOTAL DISTRIBUTIONS...................................               (.62)      (.77)     (.67)             (.14)
                                                                       __________  _________  _______    ___________________
    Net asset value, end of year............................             $14.97     $13.02    $14.93            $14.93
                                                                       ==========  ========   =======    ===================
TOTAL INVESTMENT RETURN (3).................................              12.78%(4)  (8.20%)   20.20%            14.19%(4)
RATIOS/SUPPLEMENTAL DATA:

    Ratio of expenses to average net assets.................            1.34%(4)      1.44%     1.46%             1.74%(4)
    Ratio of net investment income to average net assets....            4.41%(4)      4.70%     4.72%             4.00%(4)
    Decrease reflected in above expense ratios due to
      undertakings by the Manager...........................             .16%(4)       .04%      --                --
    Portfolio Turnover Rate.................................           19.55%(5)     31.76%    74.11%            74.11%(5)
    Net Assets, end of year (000's Omitted).................         $45,101       $52,970   $66,873             $1

    (1)  From January 15, 1993 (commencement of initial offering) to November 30, 1993.
    (2)  From September 11, 1995 (commencement of initial offering) to November 30, 1995.
    (3)  Exclusive of sales load.
    (4)  Annualized.
    (5)  Not annualized.

See notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     The Fund is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     (A) PORTFOLIO VALUATION: The Fund's investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain.

PREMIER NEW YORK MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Fund has an unused capital loss carryover of approximately $44,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 1995. If not applied, the carryover expires in fiscal 2002.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the average daily value of the Fund's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. There was no expense reimbursement for the year ended November 30, 1995.

     Effective December 1, 1995, Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as the Fund's Transfer and Dividend Disbursing Agent.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the year ended November 30, 1995, $299,916 was charged to the Fund for the Class B shares and $8 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the year ended November 30, 1995, $358,656, $149,961 and $1 were charged to Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended November 30, 1995 amounted to $147,142,617 and $147,800,047, respectively.

     At November 30, 1995, accumulated net unrealized appreciation on investments was $11,567,431, consisting of $11,682,647 gross unrealized appreciation and $115,216 gross unrealized depreciation.

     At November 30, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER NEW YORK MUNICIPAL BOND FUND
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER NEW YORK MUNICIPAL BOND FUND

     We have audited the accompanying statement of assets and liabilities of Premier New York Municipal Bond Fund, including the statement of investments, as of November 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier New York Municipal Bond Fund at November 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

(Ernst & Young LLP Signature logo)

New York, New York
January 2, 1996

IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Fund hereby designates all the dividends paid from investment income-net during its fiscal year ended November 30, 1995 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are New York residents, New York State and New York City personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1995 calendar year on Form 1099-DIV which will be mailed by January 31, 1996.

(Dreyfus lion "d" Logo)

PREMIER NEW YORK
MUNICIPAL BOND FUND
200 Park Avenue
New York, NY 10166

MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286

TRANSFER AGENT &

DIVIDEND DISBURSING AGENT

Dreyfus Transfer, Inc.

One American Express Plaza
Providence, RI 02903
Further information is contained
in the Prospectus, which must
precede or accompany this report.

Printed in U.S.A.                       021/611AR9511
(Dreyfus Logo)
Annual Report
Premier New York
Municipal Bond Fund
November 30, 1995

PREMIER NEW YORK MUNICIPAL BOND FUND
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier New York Municipal Bond Fund. For its semi-annual reporting period ended May 31, 1996 your Fund produced a total return of -1.73% for Class A shares, -l.99% for Class B shares and -2.11% for Class C shares.* Income dividends exempt from Federal, New York State and New York City personal income taxes of approximately $.368, $.329 and $.311 per share were paid for Class A, Class B and Class C shares, respectively.** This is equivalent to an annualized tax-free distribution rate per share of 4.90% for Class A, 4.59% for Class B and 4.33% for Class C shares.***

THE ECONOMY

     Recent economic reports show that the economy continues to recover from its year-end 1995 pause. Spurred by a surge in consumer and business spending, the economy grew at a moderate 2.3% during the first quarter of this year. The index of leading economic indicators, a major forecasting index, increased for the third consecutive month in April, the first such advance since late 1993. Despite a sharp jump in energy prices, inflation remained in check. For the 12 months ended in May, consumer prices rose 2.9%. Giving further evidence of moderating prices, a survey released in May by the National Business Council revealed greater difficulty for major industrial companies to raise prices now than six months ago.

     Despite the relatively benign level of inflation, the economy's expansion has sparked concerns that the Federal Reserve Board could raise short-term interest rates. In reaction to this possibility, long-term rates have risen since the beginning of the year. So far, the Fed has refrained from tightening monetary policy, apparently interpreting economic data to mean that the economy remains on a path of moderate growth unaccompanied by a surge in inflation. However, the strong May employment data has some investors fearing that the Fed will not continue to stand pat. There is now a greater consensus view that the Fed will tighten eventually in order to prevent unacceptable levels of price inflation from accompanying the growth in the economy. Consumers, who account for over two thirds of our country's Gross Domestic Product (GDP), are vital contributors to economic growth. So far, they have continued to spend, setting aside concerns about job security and stagnating real wages in favor of current consumption. New-home sales, an important component of consumer spending, continued to post gains throughout the reporting period, and retail sales in general rose 6% over the year ended April 30. Additional encouragement to consumers occurred when the Labor Department recently reported a continuation of the declining trend in first-time jobless claims.

     On the corporate side of the economy, capacity utilization inched higher and is now at 83.2%. While still well below the peak level (85.1%) for this economic expansion, which was reached over a year ago, further growth in this indicator may result in shortages that could produce higher prices. Following the GM strike-induced slowdown in March, industrial production has risen, bringing the year-over-year gain to a solid 3.3% through May. We remain alert to early signs of growing inflationary pressures that might cause the Federal Reserve to raise interest rates. To date, prices are still being kept under control. However, we are especially watchful of the potential buildup in wage pressures given the rising trend in both corporate output and capacity utilization.

MARKET ENVIRONMENT

     Since our last report in November 1995, tax-exempt bond yields are approximately 1/2% higher, reflecting the weakening in bond prices in response to the strengthening domestic economy. With long-term U.S. Government bond yields currently in excess of 7%, and municipal bonds offering 6% (tax-exempt), some investors are now beginning to take notice. While the stock market continues to make new highs and attract the majority of investment dollars, there are now indications that, going forward, bonds might again win favor with investors. The market is trying to anticipate what the Federal Reserve will do in light of the strong economic numbers during the first half of the year. It is the general consensus that, should the Fed act sooner rather than later to undo the easing moves undertaken last winter, the economy will slow and bond prices will rally. With the Presidential election looming on the horizon, politics could play a role in any Fed decision to change policy.

     The technical picture of the municipal bond market looks very encouraging at this time. Seasonally, we are now approaching a very heavy period for bond maturities and redemptions; with little in the way of new issues, there will be fewer bonds available for reinvestment. This fact is currently reflected in the better price performance of tax exempts relative to taxable securities, and we expect that municipal bond prices will be less volatile in the weeks ahead than taxable bonds.

     The New York market has seen tightening in quality spreads. Issues such as New York City, which earlier produced yields which were 100% of Treasuries, are now trading well through that ratio. Retail demand continues to be strong for New York paper.

THE PORTFOLIO

     The fixed-income market has experienced considerable volatility since January. On an after-tax basis, the municipal market offered very attractive returns when compared to the Treasury market. In January,15-year AAA general obligation bonds yielded approximately 88% of Treasuries; that has since corrected, and we have returned to ratios of approximately 81%, which represents a more normal relationship. This volatility occurred for several reasons, including the strong appeal of the stock market for investors' dollars; the fallout from the default of Orange County, California (AAA prior to default); and the ongoing concern over tax reform. The flatness in the yield curve enabled us to move out of the long end and into the 20-year maturity range while giving up a minimum in yield. A portion was moved into the shorter end of the market and, as the yield curve steepens, we may again emphasize longer maturities.

     Since January, we have taken a more defensive stance with the Fund. At this point, we believe that the greater part of the downturn in the fixed income market has probably occurred.

     Our primary task - to maximize current income exempt from Federal, New York State and New York City personal income taxes to the extent consistent with preservation of capital - continues to guide our portfolio management decisions. Included in this report is a series of detailed statements about your Fund's holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Fund and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
June 14, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and capital gains and does not take into consideration the maximum initial sales load in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B and Class C shares.
**Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.
***Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price, in the case of Class A shares, or the net asset value per share, in the case of Class B and Class C shares at the end of the period.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS                                                                           MAY 31, 1996 (UNAUDITED)
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                                AMOUNT           VALUE
                                                                                                      _______          _______
NEW YORK-95.0%
Albany Industrial Development Agency, Lease Revenue:
    (New York State Assembly Building Project) 7.75%, 1/1/2010..............                       $ 1,000,000    $ 1,079,590
    (New York State Department of Health Building Project) 7.25%, 10/1/2010.                         1,455,000      1,522,323
Metropolitan Transportation Authority:
    Commuter Facilities:
      6.125%, 7/1/2014 (Insured; MBIA)......................................                         2,990,000      3,048,365
      Service Contract:
          5.40%, 7/1/2006...................................................                         3,315,000      3,193,837
          7.50%, 7/1/2016 (Prerefunded 7/1/2000) (a)........................                         1,350,000      1,514,700
    Transit Facilities Revenue:
      6%, 7/1/2016 (Insured; FSA)...........................................                         3,000,000      2,980,800
      Service Contract 5.75%, 7/1/2007......................................                         5,000,000      4,947,300
Municipal Assistance Corp. for the City of New York, Refunding 5.50%, 7/1/2007                       2,250,000      2,276,888
New York City:
    6.75%, 2/1/2009.........................................................                         3,000,000      3,104,340
    5.50%, 10/1/2016........................................................                         4,850,000      4,249,667
    6.625%, 2/15/2025.......................................................                         4,240,000      4,217,867
    6.625%, 8/1/2025........................................................                         5,090,000      5,063,328
    Refunding:
      6.375%, 8/1/2004......................................................                         1,000,000      1,034,910
      5.75%, 8/15/2008......................................................                         2,000,000      1,899,740
New York City Housing Development Corp., Mortgage Revenue
    (South Williamsburg Cooperative) 7.90%, 2/1/2023 (Insured; SONYMA)......                         740,000         786,916
New York City Industrial Development Agency:
    Civic Facility Revenue (YMCA of Greater New York Project) 8%, 8/1/2016..                         1,500,000      1,611,915
    Special Facility Revenue:
      (American Airlines Inc. Project) 6.90%, 8/1/2024......................                         2,000,000      2,085,040
      (Terminal One Group Association, L.P. Project) 6%, 1/1/2008...........                         6,360,000      6,325,529
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue:
    5.50%, 6/15/2019 (Insured; MBIA)........................................                         4,000,000      3,735,400
    5.75%, 6/15/2026 (Insured; MBIA)........................................                         1,270,000      1,221,740
    5.875%, 6/15/2026 (Insured; MBIA).......................................                         2,500,000      2,411,225
    Refunding 6%, 6/15/2010.................................................                         4,100,000      4,191,758
State of New York 5.625%, 10/1/2020.........................................                         7,265,000      6,913,519
New York State Dormitory Authority, Revenues:
    (Consolidated City University System):
      5.75%, 7/1/2007 (Insured; AMBAC)......................................                         3,150,000      3,258,171
      5.75%, 7/1/2009 (Insured; AMBAC)......................................                         3,000,000      3,059,310
      5.625%, 7/1/2016......................................................                         4,000,000      3,709,520
      7.625%, 7/1/2020 (Prerefunded 7/1/2000) (a)...........................                         750,000          843,758

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                  MAY 31, 1996 (UNAUDITED)
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT           VALUE
                                                                                                      _______          _______
NEW YORK (CONTINUED)
New York State Dormitory Authority, Revenues (continued):
    (Consolidated City University System) (continued):
      Refunding 5.75%, 7/1/2007.............................................                       $ 3,965,000     $ 3,902,670
    (Cornell University) 7.375%, 7/1/2030...................................                         1,200,000      1,320,132
    (State University Educational Facilities):
      7.70%, 5/15/2012 (Prerefunded 5/15/2000) (a)..........................                         1,000,000      1,126,110
      6.75%, 5/15/2021 (Prerefunded 5/15/2002) (a)..........................                         3,400,000      3,780,766
      5.40%, 5/15/2023......................................................                         2,000,000      1,743,480
      Refunding:
          5.375%, 5/15/2007 (Insured; FGIC).................................                         6,000,000      6,039,360
          5.50%, 5/15/2008..................................................                         1,740,000      1,667,894
          5.25%, 5/15/2010..................................................                         5,870,000      5,341,230
          5.25%, 5/15/2011..................................................                         5,000,000      4,538,850
          5.875%, 5/15/2011 (Insured; FGIC).................................                         5,000,000      5,130,200
New York State Energy Research and Development Authority,
    Electric Facilities Revenue:
      (Consolidated Edison Co. Project):
          7.25%, 11/1/2024..................................................                         1,250,000      1,316,363
          7.125%, 12/1/2029.................................................                         5,000,000      5,525,350
      (Long Island Lighting Co. Project):
          7.15%, 6/1/2020...................................................                         2,365,000      2,337,495
          7.15%, 2/1/2022...................................................                         5,085,000      5,024,234
New York State Environmental Facilities Corp.:
    SWDR (Occidental Petroleum Corp. Project)
      6.10%, 11/1/2020 (Guaranteed; Occidental Petroleum Corp.).............                         1,000,000        954,290
    State Water Pollution Control Revolving Fund Revenue:
      7.20%, 3/15/2011......................................................                         1,500,000      1,631,535
      (Pilgrim State Sewer Project) 6.30%, 3/15/2016........................                         3,000,000      3,154,680
    Water Facilities Revenue (Jamaica Water Supply Provence) 7.625%, 4/1/2029                        500,000          540,915
New York State Housing Finance Agency, Revenue:
    Health Facilities, Refunding (New York City):
      7.90%, 11/1/1999......................................................                         760,000          826,150
      7.90%, 11/1/1999 (Prerefunded 11/1/1996) (a)..........................                         125,000          127,210
      6%, 11/1/2007.........................................................                         4,000,000      3,909,440
    Service Contract Obligation 7.30%, 3/15/2021 (Prerefunded 9/15/2001) (a)                         1,000,000      1,133,880
New York State Medical Care Facilities Finance Agency, Revenue, FHA, Insured Mortgage:
    6.05%, 2/15/2015........................................................                         3,000,000      2,968,230
    (Hospital and Nursing Home) 7.45%, 8/15/2031............................                         1,000,000      1,085,370
    (Saint Luke's Roosevelt Hospital Center)
      7.45%, 2/15/2029 (Prerefunded 2/15/2000) (a)..........................                         500,000          556,135

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF INVESTMENTS (CONTINUED)                                                                 MAY 31, 1996 (UNAUDITED)
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT           VALUE
                                                                                                      _______         _______
NEW YORK (CONTINUED)
New York State Mortgage Agency, Revenue, Homeownership Mortgage:
    6.45%, 10/1/2020........................................................                      $ 2,810,000     $ 2,867,605
    8.05%, 4/1/2022.........................................................                         545,000          577,019
    6.65%, 10/1/2025........................................................                         2,000,000      2,057,100
New York State Power Authority, Revenue and General Purpose
    7%, 1/1/2018 (Prerefunded 1/1/2010) (a).................................                         1,940,000      2,202,773
New York State Thruway Authority, Service Contract Revenue
    (Local Highway and Bridge) 7.25%, 1/1/2010 (Prerefunded 1/1/2001) (a)...                         1,000,000      1,115,110
New York State Urban Development Corp., Revenue:
    (Alfred Technology Resources Inc. Project)
      7.875%, 1/1/2020 (Prerefunded 1/1/2000) (a)...........................                         1,000,000      1,121,520
    (Correctional Capital Facilities):
      6.10%, 1/1/2011.......................................................                         4,000,000      3,922,640
      Refunding 6.50%, 1/1/2011 (Insured; FSA)..............................                         3,190,000      3,455,089
    (Onondaga County Convention Project)
      7.875%, 1/1/2020 (Prerefunded 1/1/2001) (a)...........................                         1,475,000      1,691,161
Port Authority of New York and New Jersey (Consolidated Ninety Third Series)
    6.125%, 6/1/2094........................................................                         5,000,000      5,053,700
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.)
    7.55%, 6/1/2007 (LOC; Norstar Bank) (b).................................                         1,500,000      1,682,430
Triborough Bridge and Tunnel Authority:
    (Convention Center Project) 7.25%, 1/1/2010.............................                         1,000,000      1,113,350
    Revenue:
      6%, 1/1/2012..........................................................                         2,000,000      2,072,840
      General Purpose, Refunding 5%, 1/1/2015...............................                         4,770,000      4,261,852
    Special Obligation 6.25%, 1/1/2012 (Insured; AMBAC).....................                         4,000,000      4,152,360
U.S. RELATED -5.0%
Guam Airport Authority, Revenue 6.70%, 10/1/2023............................                         2,000,000      2,010,080
Puerto Rico Industrial Medical Educational and Environmental Pollution Control
    Facilities Financing Authority, HR, Refunding (Saint Luke's Hospital Project)
    6.25%, 6/1/2010.........................................................                         1,100,000      1,113,442
Puerto Rico Public Buildings Authority,
    Government Facilities Revenue 6.25%, 7/1/2011
      (Guaranteed: Commonwealth of Puerto Rico) (Insured; AMBAC)............                         3,875,000      4,172,135
    Public Education and Health Facilities Refunding 5.70%, 7/1/2009
      (Guaranteed; Commonwealth of Puerto Rico).............................                         2,235,000      2,260,591
                                                                                                                    _________
TOTAL INVESTMENTS-100.0%
    (cost $190,059,820).....................................................                                     $192,872,222
                                                                                                                 =============

PREMIER NEW YORK MUNICIPAL BOND FUND
SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
FGIC          Financial Guaranty Insurance Company               MBIA    Municipal Bond Investors Assurance
FHA           Federal Housing Administration                             Insurance Corporation
FSA           Financial Security Assurance                       SONYMA  State of New York Mortgage Agency
HR            Hospital Revenue                                   SWDR    Solid Waste Disposal Revenue
IDR           Industrial Development Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)              OR          MOODY'S             OR         STANDARD & POOR'S                   PERCENTAGE OF VALUE
_____                              ______                         _______________                     _____________________
AAA                                Aaa                            AAA                                       29.2%
AA                                 Aa                             AA                                         14.0
A                                  A                              A                                          27.5
BBB                                Baa                            BBB                                        23.3
BB                                 Ba                             BB                                          3.8
Not Rated (d)                      Not Rated (d)                  Not Rated (d)                               2.2
                                                                                                           ________
                                                                                                          100.0%
                                                                                                         =========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b)  Secured by letters of credit.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the Fund may invest.

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF ASSETS AND LIABILITIES                                                               MAY 31, 1996 (UNAUDITED)
ASSETS:
    Investments in securities, at value
      (cost $190,059,820)-see statement.....................................                                      $192,872,222
    Cash....................................................................                                         5,732,105
    Receivable for investment securities sold...............................                                         4,377,054
    Interest receivable.....................................................                                         3,568,325
    Receivable for shares of Beneficial Interest subscribed.................                                            63,781
    Prepaid expenses........................................................                                              5,929
                                                                                                                     __________
                                                                                                                    206,619,416
LIABILITIES:
    Due to The Dreyfus Corporation..........................................                     $  96,645
    Due to Distributor......................................................                        73,302
    Payable for shares of Beneficial Interest redeemed......................                       271,883
    Accrued expenses........................................................                         81,842             523,672
                                                                                                   ________        ____________
NET ASSETS  ................................................................                                       $206,095,744
                                                                                                                  ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $203,515,590
    Accumulated net realized (loss) on investments..........................                                           (232,248)
    Accumulated net unrealized appreciation on investments-Note 3...........                                          2,812,402
                                                                                                                     ___________
NET ASSETS at value.........................................................                                       $206,095,744
                                                                                                                  ==============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                          9,576,115
                                                                                                                  ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                          4,824,552
                                                                                                                  ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                                71
                                                                                                                  ==============
NET ASSET VALUE per share:
    Class A Shares
      ($137,041,675 / 9,576,115 shares).....................................                                             $14.31
                                                                                                                        =======
    Class B Shares
      ($69,053,053 / 4,824,552 shares)......................................                                             $14.31
                                                                                                                        =======
    Class C Shares
      ($1,016 / 71 shares)..................................................                                             $14.31
                                                                                                                        =======

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF OPERATIONS                                                                   SIX MONTHS ENDED MAY 31, 1996 (UNAUDITED)
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $ 6,262,716
    EXPENSES:
      Management fee-Note 2(a)..............................................                   $   581,736
      Shareholder servicing costs-Note 2(c).................................                       330,442
      Distribution fees-Note 2(b)...........................................                       172,090
      Professional fees.....................................................                        25,085
      Prospectus and shareholders' reports..................................                        12,165
      Custodian fees........................................................                        11,235
      Registration fees.....................................................                         8,489
      Trustees' fees and expenses-Note 2(d).................................                         7,848
      Miscellaneous.........................................................                        13,366
                                                                                                  ________
          TOTAL EXPENSES....................................................                                         1,162,456
                                                                                                                   ___________
          INVESTMENT INCOME-NET.............................................                                         5,100,260
REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS:
    Net realized (loss) on investments-Note 3...............................                 $   (185,887)
    Net unrealized (depreciation) on investments............................                   (8,755,029)
                                                                                             ____________
          NET REALIZED AND UNREALIZED (LOSS) ON INVESTMENTS.................                                        (8,940,916)
                                                                                                                   ___________
NET (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS......................                                       $(3,840,656)
                                                                                                                  =============

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS
                                                                                     YEAR ENDED             SIX MONTHS ENDED
                                                                                     NOVEMBER 30,             MAY 31, 1996
                                                                                        1995                   (UNAUDITED)
                                                                                     _______                   _________
OPERATIONS:
    Investment income-net................................................        $  10,398,309             $    5,100,260
    Net realized gain (loss) on investments..............................              452,878                  (185,887)
    Net unrealized appreciation (depreciation) on investments
      for the period.....................................................           26,991,860                (8,755,029)
                                                                                   ____________               __________
          NET INCREASE (DECREASE) IN NET ASSETS RESULTING
            FROM OPERATIONS............................................            37,843,047                 (3,840,656)
                                                                                   ____________               __________
DIVIDENDS TO SHAREHOLDERS FROM:
    Investment income-net:
      Class A shares.....................................................          (7,565,208)                (3,565,152)
      Class B shares.....................................................          (2,833,091)                (1,535,087)
      Class C shares.....................................................                 (10)                       (21)
                                                                                   ____________               __________
          TOTAL DIVIDENDS................................................        (10,398,309)                  (5,100,260)
                                                                                   ____________               __________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares...................................................             9,960,037                  6,017,647
      Class B shares...................................................            12,795,103                  7,831,911
      Class C shares.....................................................               1,000                 ___________
    Dividends reinvested:
      Class A shares.....................................................           5,506,451                  2,587,904
      Class B shares.....................................................           2,200,257                  1,175,020
      Class C shares.....................................................                  10                         21
    Cost of shares redeemed:
      Class A shares.....................................................        (26,739,496)                (11,787,986)
      Class B shares.....................................................          (9,034,959)                (3,868,699)
                                                                                   ____________                __________
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS........................................          (5,311,597)                 1,955,818
                                                                                   ____________                __________
            TOTAL INCREASE (DECREASE) IN NET ASSETS......................          22,133,141                 (6,985,098)
NET ASSETS:
    Beginning of period...............................................            190,947,701                213,080,842
                                                                                   ____________               __________
    End of period.....................................................            $213,080,842              $206,095,744
                                                                                  =============           ==============

PREMIER NEW YORK MUNICIPAL BOND FUND
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                                                SHARES
                                              ______________________________________________________________________________
                                                                CLASS A                              CLASS B
                                              __________________________________    _________________________________________
                                              YEAR ENDED        SIX MONTHS ENDED         YEAR ENDED            SIX MONTHS ENDED
                                              NOVEMBER 30,        MAY 31, 1996           NOVEMBER 30,            MAY 31, 1996
                                                1995               (UNAUDITED)              1995                 (UNAUDITED)
                                              _______              _________              _______               _________

CAPITAL SHARE TRANSACTIONS:
    Shares sold.....................            698,060              406,726                893,122                 530,404
    Shares issued for dividends reinvested      386,165              175,964                154,097                  79,935
    Shares redeemed.................         (1,893,114)            (799,859)              (637,271)               (264,364)
                                              _________            __________             ________               __________
      NET INCREASE (DECREASE)
          IN SHARES OUTSTANDING.....           (808,889)            (217,169)                409,948                 345,975
                                             ============          =============          ============           =============


                                                          CLASS C
                                              __________________________________
                                              PERIOD ENDED      SIX MONTHS ENDED
                                              NOVEMBER 30,        MAY 31, 1996
                                              1995*                 (UNAUDITED)
                                              _______              __________
CAPITAL SHARE TRANSACTIONS:
    Shares sold.....................               68                   _
    Shares issued for dividends
      reinvested....................                1                    2
    Shares redeemed.................                _                   _
                                                 ______               ______
      NET INCREASE
          IN SHARES OUTSTANDING.....               69                     2
                                                =========             ==========
    *From September 11, 1995 (commencement of initial offering) to November
    30, 1995.

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.

                                                                           CLASS A SHARES
                                                 _____________________________________________________________________________
                                                                                                              SIX MONTHS ENDED
                                                                 YEAR ENDED NOVEMBER 30,                       MAY 31, 1996
                                                 _______________________________________________________
PER SHARE DATA:                                     1991      1992        1993        1994        1995          (UNAUDITED)
                                                   ______    ______      ______       ______     ______           _______
    Net asset value, beginning of period..         $12.88     $13.56     $13.97      $14.97      $13.01           $14.93
                                                   ______    _______     _______      _______    _______          ________
    INVESTMENT OPERATIONS:
    Investment income-net.................            .89        .86        .80        .75        .75                .37
    Net realized and unrealized gain (loss)
      on investments......................            .68        .56       1.00      (1.86)       1.92              (.62)
                                                   ______    ______      ______       ______     ______           ________
      TOTAL FROM INVESTMENT OPERATIONS....           1.57       1.42       1.80      (1.11)       2.67              (.25)
                                                   ______    ______      _______      ______     ______           ________
    DISTRIBUTIONS:
    Dividends from investment income-net..          (.89)      (.86)       (.80)      (.75)      (.75)              (.37)
    Dividends from net realized gain
      on investments......................           .-        (.15)        .-        (.10)         .-                .-
                                                   ______    _______     _______      _______    ______           _______
      TOTAL DISTRIBUTIONS.................          (.89)     (1.01)       (.80)      (.85)        (.75)             (.37)
                                                   ______    ______      _______      _______    _______          _________
    Net asset value, end of period........         $13.56     $13.97      $14.97     $13.01      $14.93             $14.31
                                                  =======    =======     =======     ======      =======          ==========
TOTAL INVESTMENT RETURN(1)................          12.63%    10.79%      13.16%    (7.76%)      20.93%           (3.45%)(2)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets         .52%        .72%        .78%      .89%         .94%              .93%(2)
    Ratio of net investment income to
      average net assets..................         6.69%        6.16%      5.41%     5.25%        5.27%             5.00%(2)
    Decrease reflected in above expense ratios
      due to undertakings by the Manager..          .60%        .34%        .18%      .04%           .-               .-
    Portfolio Turnover Rate...............        12.45%      12.55%      19.55%    31.76%       74.11%             23.24%(3)
    Net Assets, end of period (000's Omitted)    $70,333    $108,247    $164,046    $137,978    $146,207            $137,042
    (1)  Exclusive of sales load.
(2)    Annualized.
(3)    Not annualized.

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
FINANCIAL HIGHLIGHTS (CONTINUED)
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Fund's financial statements.


                                                        CLASS B SHARES                                CLASS C SHARES
                                    __________________________________________________     ______________________________________
                                                                    SIX MONTHS ENDED       PERIOD ENDED         SIX MONTHS ENDED
                                         YEAR ENDED NOVEMBER 30,      MAY 31, 1996          NOVEMBER 30,          MAY 31, 1996
                                    _____________________________
PER SHARE DATA:                     1993(1)     1994      1995         (UNAUDITED)            1995(2)              (UNAUDITED)
                                    _______    _______   _______       _________              _______             _____________
    Net asset value,
      beginning of period....       $14.04    $14.97     $13.02          $14.93               $14.61                 $14.93
                                    ______     _______   _______       _________              _______               ________
    INVESTMENT OPERATIONS:
    Investment income-net....          .62       .67        .67             .33                  .14                   .31
    Net realized and unrealized gain
      (loss) on investments..          .93     (1.85)       1.91           (.62)                 .32                 (.62)
                                    _______    _______   _______          ______              _______               ________
      TOTAL FROM INVESTMENT
          OPERATIONS.........         1.55     (1.18)       2.58            (.29)                .46                 (.31)
                                    _____     _____    _______            ______              _______               ________
    DISTRIBUTIONS:
    Dividends from investment
      income-net.............         (.62)     (.67)      (.67)            (.33)                (.14)               (.31)
    Dividends from net
      realized gain
      on investments.........         .-        (.10)        .-              .-                  .-                   .-
                                    ______     _______   _______          ______              _______               _________
      TOTAL DISTRIBUTIONS....         (.62)      (.77)      (.67)           (.33)                (.14)               (.31)
                                    _______    _______   _______          ______              _______               ________
    Net asset value, end of period   $14.97    $13.02     $14.93           $14.31               $14.93               $14.31
                                     ======    ======     =======         =========          ========_              ==========
TOTAL INVESTMENT RETURN(3)...       12.78%(4)  (8.20%)    20.20%          (3.97%)(4)          14.19%(4)            (4.21%)(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average
      net assets.............        1.34%(4)   1.44%      1.46%            1.45%(4)           1.74%(4)              1.74%(4)
    Ratio of net investment income
      to average net assets..        4.41%(4)   4.70%      4.72%            4.46%(4)           4.00%(4)              4.21%(4)
    Decrease reflected in above
      expense ratios due to
      undertakings by
      the Manager............       16%(4)       .04%        .-              .-                   .-                      .-
    Portfolio Turnover Rate..       19.55%(5)  31.76%     74.11%          23.24%(5)        74.11%(5)                  23.24%(
5)
    Net Assets, end of period
      (000's Omitted)........       $45,101    $52,970   $66,873         $69,053                $1                         $1

    (1)  From January 15, 1993 (commencement of initial offering) to November 30, 1993.
    (2)  From September 11, 1995 (commencement of initial offering) to November 30, 1995.
    (3)  Exclusive of sales load.
    (4)  Annualized.
    (5)  Not annualized.

See independent accountants' review report and notes to financial statements.

PREMIER NEW YORK MUNICIPAL BOND FUND
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier New York Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company. The Fund's investment objective is to maximize current income exempt from Federal, New York State and New York City income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Fund offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemptions on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     (A) PORTFOLIO VALUATION: The Fund investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Fund.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Fund has an unused capital loss carryover of approximately $44,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 1995. If not applied, the carryover expires in fiscal 2002.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Fund's average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Fund's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund for any full fiscal year. There was no expense reimbursement for the six months ended May 31, 1996.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $1,384 during the six months ended May 31, 1996 from commissions earned on sales of the Fund's shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the six months ended May 31, 1996, $172,086 was charged to the Fund for the Class B shares and $4 was charged to the Fund for the Class C shares.

     (C) Under the Shareholder Services Plan, the Fund pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the six months ended May 31, 1996, $178,381, $86,043 and $1 were charged to the Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $43,786 for the six months ended May 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the six months ended May 31, 1996 amounted to $47,614,447 and $53,525,174 respectively.

     At May 31, 1996, accumulated net unrealized appreciation on investments was $2,812,402, consisting of $4,714,895 gross unrealized appreciation and $1,902,493 gross unrealized depreciation.

    At May 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER NEW YORK MUNICIPAL BOND FUND
REVIEW REPORT OF ERNST & YOUNG LLP, INDEPENDENT ACCOUNTANTS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER NEW YORK MUNICIPAL BOND FUND

     We have reviewed the accompanying statement of assets and liabilities of Premier New York Municipal Bond Fund, including the statement of investments, as of May 31, 1996, and the related statements of operations and changes in net assets and financial highlights for the six month period ended May 31, 1996. These financial statements and financial highlights are the responsibility of the Fund's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements and financial highlights taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the interim financial statements and financial highlights referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the statement of changes in net assets for the year ended November 30, 1995 and financial highlights for each of the five years in the period ended November 30, 1995 and in our report dated January 2, 1996, we expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

                              [Ernst & Young LLP signature logo]

New York, New York
July 8, 1996

PREMIER NEW YORK
MUNICIPAL BOND FUND
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
One American Express Plaza
Providence, RI 02903

Further information is contained
in the Prospectus, which must
precede or accompany this report.

Printed in U.S.A.                        021/611SA965
Semi-Annual Report
Premier New York
Municipal Bond Fund
May 31, 1996
[lion2/hres logo]

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier Insured Municipal Bond Fund, California Series. For its annual reporting period ended July 31, 1996, your Fund earned a total return, including bond price changes and interest income, of 7.77% for Class A shares, 7.30% for Class B shares and, since inception on December 4, 1995, -.07% for Class C shares.* Income dividends, exempt from Federal and State of California personal income taxes, of approximately $.500 per share for Class A shares, $.438 per share for Class B shares and $.260 per share for Class C shares were paid to shareholders.** This is equivalent to an annualized tax-free distribution rate per share of 3.99% for Class A shares, 3.65% for Class B shares and 3.29% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of "heightened surveillance" regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July, the Consumer Price Index rose 3.0% for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved, while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation. Yet, concerned that a number of indicators suggested that inflation could surge later on, the Federal Reserve applied the monetary brakes. Now it seems that the Fed's attention is drawn to indications that continued strong reports of job growth and rising wages may fuel unacceptable increases in the rate of inflation. The investment markets have been anticipating a Fed tightening. (The last rise in the Federal Funds rate occurred on February 1, 1995. Since then all of the moves by the Fed have been to lower rates; the last reduction to 5.25% occurred on January 31, 1996.)

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The effect of the rise on consumer spending and housing, according to one growing view, may contribute to a moderation of economic growth over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger a rise in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift and sure. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation is quickly followed by data suggesting a slowing economy and a failing or stable inflationary trend.

     Beginning in April, the market began to stabilize in this new, lower trading range. Recently, the market moved out of this range to the upside-a-positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. On a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced weakness in prior periods.

THE PORTFOLIO

     At the beginning of 1996 the Fund was largely composed of defensive coupon bonds, many of which had short calls. As the year progressed, we systematically took profits by selling these short call bonds since the market in general appeared uneasy. We then invested these funds in discount bonds with very good structural characteristics. This has provided the Fund with a more favorable balance of premium bonds and discount bonds and further allowed the Fund to achieve the necessary balance as we moved through the first half of the year. The duration of the Fund has remained relatively unchanged. Our primary task this year has focused on the protection of principal, enhancing liquidity, and the distribution of a high level of tax exempt income to our shareholders.

     Our thought moving forward is to continue with the theme of maintaining a balance within the portfolio. While we are mindful of the risks associated with additional declines, we believe that much of the market correction is behind us and we will operate in a relative range. We are further encouraged by the recent market moves to higher levels. It remains to be seen, however, how the market reacts to the upcoming presidential elections as we close in on the end of the calendar year.

     Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Fund and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
August 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.
   Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES             Y 31, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES CLASS A SHARES AND CLASS B SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A:
$11,475
Lehman Brothers
Municipal Bond Index*
Dollars
$10,760
Premier Insured Municipal Bond Fund, California Series (Class B Shares)
$10,600
Premier Insured Municipal Bond Fund, California Series (Class A Shares) *Source: Lehman Brothers]

AVERAGE ANNUAL TOTAL RETURNS
                              CLASS A SHARES                                                  CLASS B SHARES
                       ______________________________                                  _____________________________
                                                                                                           % Return Reflecting
                                                   % Return                                               Applicable Contingent
                                                  Reflecting                                 % Return        Deferred Sales
                          % Return Without      Maximum Initial                             Assuming No        Charge Upon
PERIOD ENDED 7/31/96        Sales Charge      Sales Charge (4.5%)   PERIOD ENDED 7/31/96    Redemption         Redemption*
____________________      _______________     __________________    ____________________    ___________        ___________

1 Year                         7.77%                2.96%           1 Year                    7.30%               4.30%
From Inception (8/19/93)       3.60                 1.99            From Inception (8/19/93)  3.13                2.51
ACTUAL AGGREGATE TOTAL RETURNS
         CLASS C SHARES
______________________________
                                           % Return Reflecting
                                          Applicable Contingent
                              % Return       Deferred Sales
                              Assuming        Charge Upon
PERIOD ENDED 7/31/96      No Redemption      Redemption**
____________________          ________        _________
From Inception (12/4/95)     (0.07)%           (1.05%)

     Past performance is not predictive of future performance. The above graph compares a $10,000 investment made in each of the Class A shares and Class B shares of Premier Insured Municipal Bond Fund, California Series on 8/19/93 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 8/31/93 is used as the beginning value on 8/19/93. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of Class A and Class B shares shown above due to differences in charges and expenses. The Series invests primarily in California municipal securities, which are insured as to the timely payment of principal and interest by recognized insurers of municipal securities. The Series performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index generally are not insured. The Index does not take into account charges, fees and other expenses. Also, unlike the Series which principally limits investments to California municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report. Neither the Series shares nor the market value of its portfolio securities are insured.

    *The maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
    **    The maximum contingent deferred sales charge for Class C shares is
    1% for shares redeemed within one year of the date of purchase.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
STATEMENT OF INVESTMENTS                                                                            JULY 31, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                               AMOUNT           VALUE
                                                                                                      ______          ______
Burbank Wastewater Treatment, Revenue 5.50%, 6/1/2025 (Insured; FGIC).......                     $   500,000       $ 481,435
California 6.60%, 2/1/2010 (Insured; AMBAC).................................                         400,000         449,076
California Health Facilities Financing Authority, Revenue
    (Children's Hospital of San Diego) 6.50%, 7/1/2020 (Insured; MBIA)......                         200,000         218,816
California Maritime Infrastructure Authority, Airport Revenue
    (San Diego Unified Port District Airport) 5%, 11/1/2020 (Insured; AMBAC)                         250,000         224,263
California State University, Fresno Association Inc., Revenue
    Auxiliary Residence (Student Project) 6.25%, 2/1/2017 (Insured; MBIA)...                         300,000         310,308
Campbell  Unified School District 6.25%, 8/1/2019 (Insured; MBIA)...........                         500,000         515,935
Central Coast Water Authority, Revenue (Water Project Regional Facilities)
    6.60%, 10/1/2022 (Insured; AMBAC).......................................                         200,000         215,580
East Bay Municipal Utility District, Wastewater Treatment System Revenue,
Refunding
    5.55%, 6/1/2020 (Insured; AMBAC)........................................                         200,000         188,892
Fairfield, Water Revenue, Refunding 5.375%, 4/1/2017 (Insured; AMBAC).......                         250,000         239,455
Fresno, Sewer Revenue (Fowler Avenue Project) 6.25%, 8/1/2011 (Insured; AMBAC)                       500,000         523,465
Port Oakland, Port Revenue 6.50%, 11/1/2016 (Insured; MBIA).................                         200,000         209,522
Riverside County Transportation Commission, Sales Tax Revenue
    5.75%, 6/1/2008 (Insured; AMBAC)........................................                         300,000         313,746
San Diego County, COP, Regional Communications System
    5.50%, 8/15/2013 (Insured; AMBAC).......................................                         400,000         392,408
San Francisco, City and County Airports Commission, International Airport
Revenue:
    6.25%, 5/1/2012 (Insured; FGIC).........................................                         150,000         156,432
    5.70%, 5/1/2026 (Insured; MBIA) ........................................                         500,000         489,090
San Mateo County Joint Powers Financing Authority, LR (Capital Projects)
    5.75%, 7/15/2017 (Insured; FSA).........................................                         200,000         200,074
University of California, Revenues, Hospital-UC Davis Medical Center
    5.75%, 7/1/2012 (Insured; AMBAC)........................................                         500,000         508,825
Victor, Elementary School District, Zero Coupon, 6/1/2015 (Insured; MBIA)...                       1,000,000         329,050
                                                                                                                       _____
TOTAL INVESTMENTS (cost $5,848,930).........................................                                      $5,966,372
                                                                                                                       =====

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation      FSA     Financial Security Assurance
COP           Certificate of Participation                       LR      Lease Revenue
FGIC          Financial Guaranty Insurance Company               MBIA    Municipal Bond Investors Assurance
                                                                         Insurance Corporation
SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (A)              OR          MOODY'S             OR         STANDARD & POOR'S                PERCENTAGE OF VALUE
_________                          _______                        __________                       ____________
AAA                                Aaa                            AAA                              100.0%
                                                                                                   ====

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Fitch currently provides creditworthiness information for a limited number of investments.
    (b) At July 31, 1996, 41.9% of the Series' net assets are insured by AMBAC and 28.4% are insured by MBIA.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                        JULY 31, 1996
ASSETS:

    Investments in securities, at value
      (cost $5,848,930)-see statement.......................................                                      $5,966,372
    Cash....................................................................                                         747,178
    Receivable for investment securities sold...............................                                         460,286
    Interest receivable.....................................................                                         104,083
    Receivable for shares of Beneficial Interest subscribed.................                                          20,000
    Prepaid expenses........................................................                                          27,779
    Due from The Dreyfus Corporation........................................                                             573
                                                                                                                       _____
                                                                                                                   7,326,271
LIABILITIES:
    Due to Distributor......................................................                        $  3,251
    Accrued expenses and other liabilities..................................                          30,663          33,914
                                                                                                        ____           _____
NET ASSETS..................................................................                                      $7,292,357
                                                                                                                       =====
REPRESENTED BY:
    Paid-in capital.........................................................                                      $7,269,619
    Accumulated net realized (loss) on investments..........................                                         (94,704)
    Accumulated net unrealized appreciation on investments-Note 3...........                                         117,442
                                                                                                                       _____
NET ASSETS at value.........................................................                                      $7,292,357
                                                                                                                       =====
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         264,003
                                                                                                                       =====
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         345,382
                                                                                                                       =====
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                              84
                                                                                                                       =====
NET ASSET VALUE per share:
    Class A Shares
      ($3,156,089 / 264,003 shares).........................................                                          $11.95
                                                                                                                       =====
    Class B Shares
      ($4,135,263 / 345,382 shares).........................................                                          $11.97
                                                                                                                       =====
    Class C Shares
      ($1,005.40 / 84 shares)...............................................                                          $11.97
                                                                                                                       =====

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
STATEMENT OF OPERATIONS                                                                             YEAR ENDED JULY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                        $388,923
    EXPENSES:
      Management fee-Note 2(a)..............................................                      $  39,781
      Shareholder servicing costs-Note 2(c).................................                         33,012
      Distribution fees-Note 2(b)...........................................                         19,357
      Organization expenses.................................................                         11,040
      Prospectus and shareholders' reports..................................                          6,167
      Registration fees.....................................................                          5,049
      Custodian fees........................................................                          1,127
      Professional fees.....................................................                            979
      Trustees' fees and expenses-Note 2(d).................................                            877
      Miscellaneous.........................................................                          7,367
                                                                                                      _____
            TOTAL EXPENSES..................................................                        124,756
      Less-reduction in management fee due to undertakings-Note 2(a)........                         19,320
                                                                                                      _____
            NET EXPENSES....................................................                                         105,436
                                                                                                                       ____-
            INVESTMENT INCOME-NET...........................................                                         283,487
REALIZED AND UNREALIZED GAIN ON INVESTMENTS-Note 3:
    Net realized (loss) on investments......................................                      $ (83,146)
    Net unrealized appreciation on investments..............................                        334,442
                                                                                                      _____
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS..................                                         251,296
                                                                                                                       ____-
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                        $534,783
                                                                                                                       =====

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                  YEAR ENDED JULY 31,
                                                                                          ______________________________
                                                                                                1995            1996
                                                                                               ______         ______
OPERATIONS:
    Investment income-net...................................................              $   317,088    $   283,487
    Net realized (loss) on investments......................................                  (11,558)       (83,146)
    Net unrealized appreciation on investments for the year.................                   67,281        334,442
                                                                                               ______         ______
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                  372,811        534,783
                                                                                               ______         ______
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                 (157,005)      (141,525)
      Class B shares........................................................                 (160,083)      (141,941)
      Class C shares........................................................                     -               (21)
                                                                                               ______         ______
          TOTAL DIVIDENDS...................................................                 (317,088)      (283,487)
                                                                                               ______         ______
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                2,395,751        239,140
      Class B shares........................................................                1,798,008        748,137
      Class C shares........................................................                       _           1,000
    Dividends reinvested:
      Class A shares........................................................                   52,720         42,498
      Class B shares........................................................                   99,361        106,237
      Class C shares........................................................                       _              21
    Cost of shares redeemed:
      Class A shares........................................................                 (441,885)      (780,827)
      Class B shares........................................................                 (771,920)      (633,353)
                                                                                               ______         ______
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................                3,132,035       (277,147)
                                                                                               ______         ______
            TOTAL INCREASE (DECREASE) IN NET ASSETS.........................                3,187,758        (25,851)
NET ASSETS:
    Beginning of year.......................................................                4,130,450      7,318,208
                                                                                               ______         ______
    End of year.............................................................               $7,318,208     $7,292,357
                                                                                               ======         ======

                                                                               SHARES
                                        _____________________________________________________________________________
                                                     CLASS A                           CLASS B               CLASS C
                                        _____________________________     ____________________________    ____________
                                               YEAR ENDED JULY 31,              YEAR ENDED JULY 31,        YEAR ENDED
                                        ____________________________      ____________________________       JULY 31,
CAPITAL SHARE TRANSACTIONS:                  1995            1996             1995             1996           1996*
                                           ______          ______            ______            ______        ______

    Shares sold.............              211,279          19,872           158,840            62,126            82
    Shares issued for dividends
      reinvested............                4,664           3,545             8,762             8,868             2
    Shares redeemed.........              (38,340)        (64,393)          (69,492)          (53,525)           _
                                           ______          ______            ______            ______        ______
          NET INCREASE
            (DECREASE) IN SHARES
            OUTSTANDING.....              177,603         (40,976)           98,110            17,469            84
                                           ======          ======            ======            ======        ======
    *From December 4, 1995 (commencement of initial offering) to July 31,
    1996.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
FINANCIAL HIGHLIGHTS
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                                 CLASS A SHARES
                                                                                       ________________-________________
                                                                                               YEAR ENDED JULY 31,
                                                                                       ________________-________________
PER SHARE DATA:                                                                         1994(1)      1995        1996
                                                                                        ______       ____       _____

    Net asset value, beginning of year....................................              $12.50     $11.56      $11.56
                                                                                        ______     ______        ____
    INVESTMENT OPERATIONS:
    Investment income-net.................................................                 .62        .64         .50
    Net realized and unrealized gain (loss) on investments................                (.94)        ._         .39
                                                                                          ____       ____        ____
      TOTAL FROM INVESTMENT OPERATIONS....................................                (.32)       .64         .89
                                                                                          ____       ____        ____
    DISTRIBUTIONS;
    Dividends from investment income-net..................................                (.62)      (.64)       (.50)
                                                                                          ____       ____        ____
    Net asset value, end of year..........................................              $11.56     $11.56      $11.95
                                                                                          ====       ====        ====
TOTAL INVESTMENT RETURN(2)................................................               (2.79%)(3)  5.80%       7.77%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...............................                  .-        .08%       1.18%
    Ratio of net investment income to average net assets..................                5.30%(3)   5.56%       4.20%
    Decrease reflected in above expense ratios due to undertakings by the Manager (limited to the expense limitation provision
      of the management agreement)........................................                2.50%(3)   1.49%        .26%
    Portfolio Turnover Rate...............................................                  .-       3.86%      58.47%
    Net Assets, end of year (000's Omitted)...............................              $1,473     $3,525      $3,156
    (1)  From August 19, 1993 (commencement of operations) to July 31, 1994.
    (2)  Exclusive of sales load.
    (3)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                      CLASS B SHARES       CLASS C SHARES
                                                                         ______________   ______________      _________
                                                                                                             YEAR ENDED
                                                                                  YEAR ENDED JULY 31,         JULY 31,
                                                                         ____________________________
PER SHARE DATA:                                                         1994(1)       1995       1996         1996(2)
                                                                        ______      _____       _____        ______
    Net asset value, beginning of year......................             $12.50     $11.57     $11.57         $12.24
                                                                         ______     ______     ______         ______
    INVESTMENT OPERATIONS:
    Investment income-net...................................                .56        .58        .44            .26
    Net realized and unrealized gain (loss) on investments..               (.93)        .-        .40           (.27)
                                                                          _____       ____       _____          ____
      TOTAL FROM INVESTMENT OPERATIONS......................               (.37)       .58        .84           (.01)
                                                                          _____       _____      _____          ____
    DISTRIBUTIONS;
    Dividends from investment income-net....................               (.56)      (.58)      (.44)          (.26)
                                                                           _____     _____      _____          _____
    Net asset value, end of year............................             $11.57     $11.57     $11.97         $11.97
                                                                           ====       ====       ====           ====
TOTAL INVESTMENT RETURN(3)..................................              (3.20%)(4)  5.27%      7.30%          (.11%)(4)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets.................                .50%(4)    .57%      1.70%          2.04%(4)
    Ratio of net investment income to average net assets....               4.78%(4)   5.10%      3.66%          3.19%(4)
    Decrease reflected in above expense ratios due to undertakings by the Manager (limited to the expense limitation provision
      of the management agreement)..........................               2.50%(4)   1.55%       .27%          1.21%(4)
    Portfolio Turnover Rate.................................                 .-       3.86%     58.47%         58.47%
    Net Assets, end of year (000's Omitted).................             $2,658     $3,793     $4,135             $1
    (1)  From August 19, 1993 (commencement of operations) to July 31, 1994.
    (2)  From December 4, 1995 (commencement of initial offering) to July 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier Insured Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering six series including the California Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager ") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     The Series' financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Fund has an unused capital loss carryover of approximately $17,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 1996. The carryover does not include net realized securities losses from November 1, 1995 through July 31, 1996 which are treated, for Federal income tax purposes, as arising in fiscal 1997. If not applied, the carryover expires in fiscal 2004.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. The most stringent state expense limitation applicable to the Series presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the value of the Series' average daily net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from August 1, 1995 through September 28, 1995, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The Manager has currently undertaken from September 29, 1995 through September 30, 1996, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $19,320 during the year ended July 31, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, retained $258 during the year ended July 31, 1996 from commissions earned on sales of the Series' shares.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended July 31, 1996, $19,352 was charged to the Series for the Class B shares and $5 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 1996, $8,404, $9,676 and $2 were charged to the Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $2,214 during the period ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended July 31, 1996 amounted to $3,725,154 and $4,391,372 , respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $117,442, consisting of $139,052 gross unrealized appreciation and $21,610 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier Insured Municipal Bond Fund, California Series (one of the Series constituting the Premier Insured Municipal Bond Fund) as of July 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier Insured Municipal Bond Fund, California Series at July 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]

New York, New York
September 4, 1996


PREMIER INSURED MUNICIPAL BOND FUND, CALIFORNIA SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended July 31, 1996 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are California residents, California personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.


PREMIER INSURED MUNICIPAL
BOND FUND, CALIFORNIA SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                        076/629AR967
[Dreyfus lion/2hres logo]
Annual Report
Premier Insured
Municipal Bond Fund
California Series
July 31, 1996

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier Insured Municipal Bond Fund, Connecticut Series. For its annual reporting period ended July 31, 1996, your Series produced a total return, including bond price changes and interest income, of 5.01% for Class A shares, 4.40% for Class B shares and, since their inception on December 4, 1995, -.87% for Class C shares.* Income dividends, exempt from Federal and State of Connecticut personal income taxes, of approximately $.613 per share for Class A shares, $.546 per share for Class B shares and $.332 per share for Class C shares, were paid to shareholders.** This is equivalent to a tax-free annualized distribution rate per share of 4.50% for Class A shares, 4.20% for Class B shares and 3.88% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of "heightened surveillance" regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July, the Consumer Price Index rose 3.0% for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation.

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The effect of the rise in interest rates on consumer spending and housing, according to one growing view, may contribute to a moderation of economic growth over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger a rise in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift and punitive. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation has been followed by data suggesting a slowing economy and a falling or stable inflationary trend.

     Beginning in April, the market began to stabilize in this new, lower trading range. Recently, the market moved out of this range to the upside-a positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. On a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced price weakness in prior periods.

THE PORTFOLIO

     We entered 1996 aggressively positioned with a long-duration portfolio. Our expectation was that the economy, and therefore inflation, would remain subdued. We expected the market to respond primarily to the continued flow of low inflationary data. With this rate expectation and structure, the portfolio was more vulnerable to the downturn which occurred.

     We have not altered the structure of the portfolio since the downturn in March. We still have an aggressive structure-poised to benefit should the inflationary fears prove unsubstantiated. We are further encouraged by the recent market moves to the higher levels mentioned previously.

     While mindful of the risks of additional declines, we believe that much of the market correction is behind us. We are ready to take strong defensive action should the market begin to decline again. A first warning of such a move would come with a decline back to the market lows experienced in June.

     Our primary tasks-to earn a high level of current income to the extent consistent with the preservation of capital, while maintaining the highest levels of credit quality-continue to guide our portfolio management decisions.

     Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we appreciate greatly your continued confidence in the Series and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
August 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.

     Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES JULY 31, 1996 COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES CLASS A SHARES AND CLASS B SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A:
Dollars
$11,739
Lehman Brothers
Municipal Bond Index*
$11,354
Premier Insured Municipal Bond Fund, Connecticut Series (Class B Shares)
$11,162
Premier Insured Municipal Bond Fund, Connecticut Series (Class A Shares) *Source: Lehman Brothers]

AVERAGE ANNUAL TOTAL RETURNS
         CLASS A SHARES                 CLASS B SHARES
______________________________        _____________________________
                                                                                                            % Return Reflecting
                                                % Return                                                    Applicable Contingent
                                               Reflecting                                     % Return        Deferred Sales
                          % Return Without   Maximum Initial                                  Assuming No      Charge Upon
PERIOD ENDED 7/31/96        Sales Charge    Sales Charge (4.5%)   PERIOD ENDED 7/31/96        Redemption       Redemption*
____________________      _____________     __________________    ____________________        ______            _________

1 Year                         5.01%              0.29%           1 Year                       4.40%              1.40%
From Inception (5/4/94)        7.18               5.00            From Inception (5/4/94)      6.63               5.81
ACTUAL AGGREGATE TOTAL RETURNS
         CLASS C SHARES
______________________________
                                         % Return Reflecting
                                         Applicable Contingent
                            % Return       Deferred Sales
                            Assuming        Charge Upon
PERIOD ENDED 7/31/96      No Redemption     Redemption**
_____________________       ________          _________
From Inception (12/4/95)    (0.87)%           (1.84%)

     Past performance is not predictive of future performance. The above graph compares a $10,000 investment made in each of the Class A shares and Class B shares of Premier Insured Municipal Bond Fund, Connecticut Series on 5/4/94 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/4/94. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of Class A and Class B shares shown above due to differences in charges and expenses. The Series invests primarily in Connecticut municipal securities, which are insured as to the timely payment of principal and interest by recognized insurers of municipal securities. The Series performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index generally are not insured. The Index does not take into account charges, fees and other expenses. Also, unlike the Series which principally limits investments to Connecticut municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report. Neither the Series shares nor the market value of its portfolio securities are insured.

    *The maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
    **    The maximum contingent deferred sales charge for Class C shares is
    1% for shares redeemed within one year of the date of purchase.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS                                                                           JULY 31, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-100.0%                                                               AMOUNT          VALUE
                                                                                                     _______          ______

Cheshire:
    5.80%, 8/15/2010 (Insured; FGIC)........................................                      $  500,000       $ 515,215
    5.85%, 8/15/2011 (Insured; FGIC)........................................                         675,000         696,121
Columbia:
    5.75%, 4/1/2014 (Insured; MBIA).........................................                         320,000         325,459
    5.75%, 4/1/2015 (Insured; MBIA).........................................                         320,000         324,173
Connecticut:
    Airport Revenue, Refunding 7.20%, 10/1/1997 (Insured; FGIC).............                         220,000         227,918
    COP (Middletown Courthouse Facilities Project)
      5.90%, 12/15/2001 (Insured; MBIA).....................................                         250,000         265,237
    Special Tax Obligation Revenue (Transportation Infrastructure)
      5.65%, 4/1/2013 (Insured; FGIC).......................................                       1,500,000       1,501,965
Connecticut Development Authority:
    Governmental LR 6.60%, 6/15/2014 (Insured; MBIA)........................                         350,000         379,925
    Health Care Revenue (Masonic) 6.50%, 8/1/2020 (Insured; AMBAC)..........                         250,000         261,932
    Water Facility Revenue, Refunding:
      (Bridgeport Hydraulic) 5.60%, 6/1/2028 (Insured; MBIA)................                         700,000         671,384
      (Connecticut Water Co. Project) 5.875%, 9/1/2022 (Insured; AMBAC).....                         250,000         247,027
Connecticut Health and Educational Facilities Authority, Revenue:
    (Bridgeport Hospital) 6.625%, 7/1/2018 (Insured; MBIA)..................                         700,000         746,025
    (Connecticut College) 6.625%, 7/1/2011 (Insured; MBIA)..................                         200,000         217,184
    (Danbury Hospital):
      6.50%, 7/1/2014 (Insured; MBIA).......................................                         250,000         265,737
      5.375%, 7/1/2023 (Insured; AMBAC).....................................                       2,000,000       1,875,760
    (Day Kimball Hospital) 5.375%, 7/1/2026 (Insured; FSA)..................                       1,000,000         935,220
    (Lawrence and Memorial Hospital) 6.25%, 7/1/2022 (Insured; MBIA)........                         285,000         310,590
    (Loomis Chaffee School Project):
      6%, 7/1/2015 (Insured; MBIA)..........................................                         715,000         731,338
      6%, 7/1/2025 (Insured; MBIA)..........................................                       1,000,000       1,013,130
    (Manchester Memorial Hospital) 5.75%, 7/1/2022 (Insured; MBIA)..........                         100,000          97,562
    (Mansfield Nursing) 5.875%, 11/1/2012 (Insured; AMBAC)..................                         500,000         510,860
    (Middlesex Hospital) 6.25%, 7/1/2022 (Insured; MBIA)....................                       1,000,000       1,020,870
    (New Britain General Hospital):
      6.125%, 7/1/2014 (Insured; AMBAC).....................................                       1,000,000       1,035,250
      6%, 7/1/2024 (Insured; AMBAC).........................................                         200,000         200,804
    (Newington Children's Hospital):
      6.05%, 7/1/2010 (Insured; MBIA).......................................                         235,000         244,311
      6.10%, 7/1/2011 (Insured; MBIA).......................................                         250,000         259,880
      6.25%, 7/1/2015 (Insured; MBIA).......................................                         500,000         517,710
    (Norwalk Hospital) 6.25%, 7/1/2022 (Insured; MBIA)......................                         260,000         268,076
    (Nursing-Noble Horizon) 6%, 11/1/2022 (Insured; AMBAC)..................                         500,000         501,880
    (Refunding-Hospital of Saint Raphael) 6.625%, 7/1/2014 (Insured; AMBAC).                         250,000         267,295
    (Refunding-Sharon Health Care Project) 6.25%, 11/1/2021 (Insured; AMBAC)                         500,000         516,175

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                              JULY 31, 1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                           AMOUNT          VALUE
                                                                                                     _______          ______
Connecticut Health and Educational Facilities Authority, Revenue (continued):
    (Saint Francis Hospital and Medical Center) 5%, 7/1/2023 (Insured; FGIC)                    $  2,760,000    $  2,425,184
Connecticut Housing Finance Authority
    (Housing Mortgage Finance Program):
      6.20%, 5/15/2012 (Insured; MBIA)......................................                       1,000,000       1,022,990
      6.40%, 5/15/2015 (Insured; MBIA)......................................                       1,000,000       1,035,160
      6.125%, 5/15/2018 (Insured; MBIA).....................................                       1,655,000       1,675,009
      6.30%, 5/15/2024 (Insured; MBIA)......................................                       1,000,000       1,016,050
Derby 5.90%, 5/15/2010 (Insured; AMBAC).....................................                         615,000         643,856
East Hampton:
    5.80%, 7/15/2010 (Insured; FGIC)........................................                         295,000         304,697
    5.90%, 7/15/2011 (Insured; FGIC)........................................                         320,000         332,013
Meriden 5.50%, 11/15/2001 (Insured; MBIA)...................................                         250,000         264,100
New Haven:
    5.75%, 2/15/2012 (Insured; FGIC)........................................                         500,000         510,485
    Air Rights Parking Facility Revenue 6.50%, 12/1/2015 (Insured; MBIA)....                         500,000         535,925
Plainfield 5.80%, 8/1/2001 (Insured; MBIA)..................................                         250,000         266,770
Regional School District Number 5:
    5.90%, 1/15/2010 (Insured; MBIA)........................................                         280,000         290,223
    5.90%, 1/15/2011 (Insured; MBIA)........................................                         320,000         330,582
Waterbury, Refunding 4.90%, 4/15/2002 (Insured; FGIC).......................                         280,000         281,711
Woodstock:
    5.85%, 2/15/2009 (Insured; FGIC)........................................                         345,000         360,822
    6%, 2/15/2013 (Insured; FGIC)...........................................                         340,000         354,521
                                                                                                                      ______
TOTAL INVESTMENTS (cost $27,911,704)........................................                                     $28,602,111
                                                                                                                      ======

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LR      Lease Revenue
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                       Insurance Corporation
FSA           Financial Security Assurance

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (A) OR  MOODY'S         OR   STANDARD & POOR'S       PERCENTAGE OF VALUE
________     _______               _________________       ____________
AAA          Aaa                       AAA                    100.0%
                                                                ====
NOTES TO STATEMENT OF INVESTMENTS:
    (a) Fitch currently provides creditworthiness information for a limited number of investments.
    (b) At July 31, 1996, 26.2% of the Series' net assets are insured by FGIC and 49.2% are insured by MBIA.
    (c) At July 31, 1996, the Series' had $11,999,189 (41.9% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.
See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                     JULY 31, 1996
ASSETS:
    Investments in securities, at value
      (cost $27,911,704)-see statement......................................                                     $28,602,111
    Interest receivable.....................................................                                         311,319
    Prepaid expenses........................................................                                           8,032
                                                                                                                      ______
                                                                                                                  28,921,462
LIABILITIES:
    Due to The Dreyfus Corporation and affiliates...........................                       $  13,869
    Due to Distributor......................................................                          13,656
    Due to Custodian........................................................                         218,471
    Payable for shares of Beneficial Interest redeemed......................                           2,265
    Accrued expenses and other liabilities..................................                          50,054         298,315
                                                                                                       ______         ______
NET ASSETS  ................................................................                                     $28,623,147
                                                                                                                      ======
REPRESENTED BY:
    Paid-in capital.........................................................                                     $27,869,122
    Accumulated undistributed net realized gain on investments..............                                          63,618
    Accumulated net unrealized appreciation on investments-Note 3...........                                         690,407
                                                                                                                      ______
NET ASSETS at value.........................................................                                     $28,623,147
                                                                                                                      ======
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         856,775
                                                                                                                      ======
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                       1,334,918
                                                                                                                      ======
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                          13,319
                                                                                                                      ======
NET ASSET VALUE per share:
    Class A Shares
      ($11,117,393 / 856,775 shares)........................................                                          $12.98
                                                                                                                      ======
    Class B Shares
      ($17,332,932 / 1,334,918 shares)......................................                                          $12.98
                                                                                                                      ======
    Class C Shares
      ($172,822 / 13,319 shares)............................................                                          $12.98
                                                                                                                      ======


See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF OPERATIONS                                                                     YEAR ENDED JULY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                      $1,720,866
    EXPENSES:
      Management fee-Note 2(a)..............................................                        $165,914
      Shareholder servicing costs-Note 2(c).................................                         101,772
      Distribution fees-Note 2(b)...........................................                          89,382
      Auditing fees.........................................................                          43,025
      Legal fees............................................................                          12,607
      Trustees' fees and expenses-Note 2(d).................................                           3,918
      Registration fees.....................................................                           3,812
      Custodian fees........................................................                           3,370
      Prospectus and shareholders' reports..................................                           2,596
      Miscellaneous.........................................................                          12,895
                                                                                                       _____
            TOTAL EXPENSES..................................................                         439,291
      Less-reduction in management fee due to undertakings-Note 2(a)........                          36,681
                                                                                                       _____
            NET EXPENSES....................................................                                         402,610
                                                                                                                       _____
            INVESTMENT INCOME-NET...........................................                                       1,318,256
REALIZED AND UNREALIZED GAIN ON INVESTMENTS-Note 3:
    Net realized gain on investments........................................                       $  83,650
    Net unrealized appreciation on investments..............................                           7,914
                                                                                                       ____-
            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.................                                          91,564
                                                                                                                       _____
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                      $1,409,820
                                                                                                                       =====

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                  YEAR ENDED JULY 31,
                                                                                         _______________________________
                                                                                               1995            1996
                                                                                              _______         ______
OPERATIONS:
    Investment income-net...................................................             $  1,170,030   $  1,318,256
    Net realized gain (loss) on investments.................................                  (20,032)        83,650
    Net unrealized appreciation on investments for the year.................                  543,616          7,914
                                                                                               ______         ______
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                1,693,614      1,409,820
                                                                                               ______         ______
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                 (586,262)      (575,778)
      Class B shares........................................................                 (583,768)      (740,873)
      Class C shares........................................................                       _          (1,605)
                                                                                               ______         ______
          TOTAL DIVIDENDS...................................................               (1,170,030)    (1,318,256)
                                                                                               ______         ______
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                6,196,536      1,488,845
      Class B shares........................................................               11,068,365      2,773,704
      Class C shares........................................................                       _-        171,568
    Dividends reinvested:
      Class A shares........................................................                  320,037        266,864
      Class B shares........................................................                  359,096        483,988
      Class C shares........................................................                       _-          1,605
    Cost of shares redeemed:
      Class A shares........................................................               (2,682,798)    (3,172,879)
      Class B shares........................................................               (2,076,477)    (2,544,794)
                                                                                               ______         ______
          INCREASE (DECREASE) IN NET ASSETS FROM BENEFICIAL
            INTEREST TRANSACTIONS...........................................               13,184,759       (531,099)
                                                                                               ______         ______
            TOTAL INCREASE (DECREASE) IN NET ASSETS.........................               13,708,343       (439,535)
NET ASSETS:
    Beginning of year.......................................................               15,354,339     29,062,682
                                                                                               ______         ______
    End of year.............................................................              $29,062,682    $28,623,147
                                                                                               ======         ======

                                                                              SHARES
                                        ____________________________________________________________________________
                                                      CLASS A                          CLASS B                 CLASS C
                                        _______________________________   ________________________________   ______________
                                                                                                                YEAR ENDED
                                                YEAR ENDED JULY 31,             YEAR ENDED JULY 31,              JULY 31,
                                        ________________________________   ________________________________   ______________

                                            1995             1996            1995             1996                1996*
                                           _______         _______         _______          _______             _______
CAPITAL SHARE TRANSACTIONS:

    Shares sold............                490,513         114,141         875,988          212,187              13,193
    Shares issued for dividends
      reinvested...........                 25,429          20,292          28,348           36,852                 126
    Shares redeemed........               (216,046)       (239,044)       (164,414)        (195,936)                 _
                                           _______         _______         _______          _______              ______
          NET INCREASE
            (DECREASE) IN SHARES
            OUTSTANDING....                299,896        (104,611)        739,922           53,103              13,319
                                           =======         =======         =======          =======             =======
    *From December 4, 1995 (commencement of initial offering) to July 31,
    1996.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
FINANCIAL HIGHLIGHTS
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                                CLASS A SHARES
                                                                                       _________________________________
                                                                                               YEAR ENDED JULY 31,
                                                                                       _________________________________
PER SHARE DATA:                                                                         1994(1)      1995        1996
                                                                                         ______    ______      ______
    Net asset value, beginning of year....................................             $12.50      $12.76      $12.95
                                                                                       _______     ______      ______
    INVESTMENT OPERATIONS:
    Investment income-net.................................................                .19         .72         .61
    Net realized and unrealized gain on investments.......................                .26         .19         .03
                                                                                         _____       ____        ____
      TOTAL FROM INVESTMENT OPERATIONS....................................                .45         .91         .64
                                                                                         ____        ____        ____
    DISTRIBUTIONS;
    Dividends from investment income-net..................................               (.19)       (.72)       (.61)
                                                                                         ___-        ___-        ___-
    Net asset value, end of year..........................................             $12.76      $12.95      $12.98
                                                                                         ====        ====        ====
TOTAL INVESTMENT RETURN(2)................................................               3.61%(3)    7.43%       5.01%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...............................                 .-         .07%       1.03%
    Ratio of net investment income to average net assets..................               5.17%(4)    5.66%       4.66%
    Decrease reflected in above expense ratios due to undertakings by the Manager (limited to the expense limitation provision
      of the management agreement)........................................               2.50%(4)    1.10%        .13%
    Portfolio Turnover Rate...............................................                 .-        5.33%      30.21%
    Net Assets, end of year (000's Omitted)...............................              $8,438    $12,451     $11,117
    (1)  From May 5, 1994 (commencement of operations) to July 31, 1994.
    (2)  Exclusive of sales load.
    (3)  Not annualized.
    (4)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                CLASS B SHARES               CLASS C SHARES
                                                                         ____________________________           _________
                                                                                                               YEAR ENDED
                                                                             YEAR ENDED JULY 31,                 JULY 31,
                                                                         ____________________________
PER SHARE DATA:                                                        1994(1)      1995        1996             1996(2)
                                                                        _____      _____       _____             ______
    Net asset value, beginning of year......................          $12.50      $12.76      $12.96             $13.43
                                                                      ______      ______      ______             ______
    INVESTMENT OPERATIONS:
    Investment income-net...................................             .17         .65         .55                .33
    Net realized and unrealized gain (loss) on investments..             .26         .20         .02               (.45)
                                                                        ____        _____       _____              ____
      TOTAL FROM INVESTMENT OPERATIONS......................             .43         .85         .57               (.12)
                                                                        ____        _____       _____              ____
    DISTRIBUTIONS;
    Dividends from investment income-net....................            (.17)       (.65)       (.55)              (.33)
                                                                        _____       _____       _____              ____
    Net asset value, end of year............................          $12.76      $12.96      $12.98             $12.98
                                                                        ====        ====        ====               ====
TOTAL INVESTMENT RETURN(3)..................................            3.49%(4)    6.95%       4.40%             (1.32%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets.................             .50%(5)     .58%       1.54%              1.98%(5)
    Ratio of net investment income to average net assets....            4.77%(5)    5.11%       4.15%              3.94%(5)
    Decrease reflected in above expense ratios due to undertakings by the Manager (limited to the expense limitation provision
      of the management agreement)..........................            2.50%(5)    1.09%        .12%                .-
    Portfolio Turnover Rate.................................              .-        5.33%      30.21%             30.21%
    Net Assets, end of year (000's Omitted).................          $6,916     $16,612     $17,333               $173
    (1)  From May 5, 1994 (commencement of operations) to July 31, 1994.
    (2)  From December 4, 1995 (commencement of initial offering) to July 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Not annualized.
    (5)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier Insured Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering six series including the Connecticut Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     The Series' financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. The most stringent state expense limitation applicable to the Series presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the value of the Series' average daily net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from August 1, 1995 through September 28, 1995, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the value of the Series' average daily net assets. The Manager has currently undertaken from September 29, 1995 through September 30, 1996, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $36,681 during the year ended July 31, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended July 31, 1996, $89,077 was charged to the Series for the Class B shares and $305 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 1996, $30,775, $44,538 and $102 were charged to the Class A, Class B and Class C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $9,453 during the period ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended July 31, 1996 amounted to $9,341,682 and $8,972,919, respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $690,407, consisting of $808,051 gross unrealized appreciation and $117,644 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier Insured Municipal Bond Fund, Connecticut Series (one of the Series constituting the Premier Insured Municipal Bond Fund) as of July 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier Insured Municipal Bond Fund, Connecticut Series at July 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]
New York, New York
September 4, 1996

PREMIER INSURED MUNICIPAL BOND FUND, CONNECTICUT SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended July 31, 1996 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.

PREMIER INSURED MUNICIPAL
BOND FUND, CONNECTICUT SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                        129/377AR967
[Dreyfus lion/2hres logo]
Annual Report
Premier Insured
Municipal Bond Fund
Connecticut Series
July 31, 1996

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier Insured Municipal Bond Fund, Florida Series. For its annual reporting period ended July 31, 1996, your Series earned a total return, including bond price changes and interest income, of 6.48% for Class A shares, 5.89% for Class B shares and, since inception on December 4, 1995, -1.00% for Class C shares.* Income dividends, exempt from Federal personal income taxes, of approximately $.629 per share for Class A shares, $.564 per share for Class B shares and $.341 per share for Class C shares, were paid to shareholders.** This is equivalent to a tax-free annualized distribution rate per share of 4.51% for Class A shares, 4.24% for Class B shares and 3.89% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of its Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of heightened surveillance regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July 31, the Consumer Price Index rose 3.0% for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved , while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation.

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The rise in interest rates, according to one growing view, may contribute to a moderation of growth of consumer spending and housing, and so of economic growth generally over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger further increases in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation has been followed by data suggesting a slowing economy and a falling or stable inflationary trend.

     Beginning in April, the market began to stabilize in the new, lower trading range. More recently, the market has moved out of this range to the upside-a positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. On a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced price weakness in prior periods.

THE PORTFOLIO

     We entered 1996 aggressively positioned with a long-duration portfolio. Our expectation was that the economy, and therefore inflation, would remain subdued. Furthermore we expected the market to respond primarily to the continued flow of low inflationary data. With this rate expectation and structure, the portfolio was more vulnerable to the downturn which occurred.

     We have not altered the structure of the portfolio since the downturn in March. We still have an aggressive structure-poised to benefit should the inflationary fears prove unsubstantiated. We are further encouraged by the recent market moves to the higher levels mentioned previously.

     While mindful of the risks of additional declines, we believe that much of the market correction is behind us. We are ready to take strong defensive action should the market begin to decline again.

     Our primary tasks-to earn a high level of current income to the extent consistent with the preservation of capital, while maintaining the highest levels of credit quality-continue to guide our portfolio management decisions.

     Included in this report is a series of detailed statements about your Series's holdings and its financial condition. We hope they are informative. Please know that we greatly appreciate your continued confidence in the Fund and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
August 15, 1996
New York, N.Y.

* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.
   Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES           JULY 31, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES CLASS A SHARES AND CLASS B SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A:
Dollars
$11,739
Lehman Brothers
Municipal Bond Index*
$11,634
Premier Insured
Municipal Bond Fund,
Florida Series
(Class B Shares)
$11,427
Premier Insured
Municipal Bond Fund,
Florida Series
(Class A Shares)
*Source: Lehman Brothers]

AVERAGE ANNUAL TOTAL RETURNS
         CLASS A SHARES                                              CLASS B SHARES
______________________________                               _____________________________-
                                                                                                           % Return Reflecting
                                                % Return                                                  Applicable Contingent
                                               Reflecting                                   % Return         Deferred Sales
                         % Return Without    Maximum Initial                                Assuming No       Charge Upon
PERIOD ENDED 7/31/96      Sales Charge      Sales Charge (4.5%)     PERIOD ENDED 7/31/96    Redemption        Redemption*
____________________     _______________    __________________      ____________________    ___________    _______________

1 Year                         6.48%           1.66 %               1 Year                     5.89%             2.89%
From Inception (5/3/94)        8.30            6.11                 From Inception (5/3/94)    7.77              6.96
ACTUAL AGGREGATE TOTAL RETURNS
        CLASS C SHARES
______________________________
                                          % Return Reflecting
                                         Applicable Contingent
                              % Return      Deferred Sales
                             Assuming No     Charge Upon
PERIOD ENDED 7/31/96         Redemption     Redemption**
_______________________      ________       _________
From Inception (12/4/95)    (1.00)%           (1.96)%

     Past performance is not predictive of future performance. The above graph compares a $10,000 investment made in each of the Class A shares and Class B shares of Premier Insured Municipal Bond Fund, Florida Series on 5/3/94 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/3/94. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of Class A and Class B shares shown above due to differences in charges and expenses. The Series invests primarily in Florida municipal securities, which are insured as to the timely payment of principal and interest by recognized insurers of municipal securities. The Series performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index generally are not insured. The Index does not take into account charges, fees and other expenses. Also, unlike the Series which principally limits investments to Florida municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report. Neither the Series shares nor the market value of its portfolio securities are insured.

    *The maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
    **    The maximum contingent deferred sales charge for Class C shares is
1% for shares redeemed within one year of the date of purchase.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS                                                                            JULY 31,1996
                                                                                                     PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-98.6%                                                                 AMOUNT          VALUE
                                                                                                     _______          ______
Boca Raton Community Redevelopment Agency, Tax Increment Revenue
    (Mizner Park Project) 5.875%, 3/1/2013 (Insured; FGIC)..................                      $  250,000      $  254,265
Brevard County, IDR (NUI Corp. Project) 6.40%, 10/1/2024 (Insured; AMBAC)...                       1,000,000       1,052,170
Broward County Tourist Development, Special Tax Revenue, Refunding
    (Convention Center) 5.60%, 10/1/2009 (Insured; AMBAC)...................                         350,000         355,530
Celebration Community Development District, Special Assessment
    6.10%, 5/1/2016 (Insured; MBIA).........................................                         500,000         516,185
Collier County, Capital Improvement Revenue, Refunding
    6%, 10/1/2012 (Insured; MBIA)...........................................                       1,000,000       1,042,810
Collier County Water - Sewer District, Water Revenue, Refunding
    5%, 7/1/2016 (Insured; FGIC)............................................                       1,000,000         920,030
Dade County:
    Aviation Revenue 6.125%, 10/1/2020 (Insured; MBIA)......................                       1,000,000       1,018,840
    Public Facilities Revenue, Refunding (Jackson Memorial Hospital)
      5.625%, 6/1/2018 (Insured; MBIA)......................................                         250,000         244,448
    Water and Sewer Systems Revenue 5.50%, 10/1/2025 (Insured; FGIC)........                       2,500,000       2,410,175
Dade County Housing Finance Authority, MFMR, Refunding
    (Lincoln Fields Apartments) 6.25%, 7/1/2024 (Insured; MBIA).............                         600,000         606,672
Dade County School Board, COP 5.50%, 5/1/2025 (Insured; AMBAC)..............                       1,475,000       1,420,292
Escambia County, Sales Tax Revenue, Refunding 5.80%, 1/1/2015 (Insured; FGIC)                        500,000         501,785
Florida Board of Education, Capital Outlay 5.80%, 6/1/2024 (Insured; FGIC)..                       1,000,000       1,002,990
Florida Correctional Privatization Commission, COP:
    (Bay County Correctional Facility Project) 6%, 8/1/2015 (Insured; MBIA).                         250,000         253,280
    (Glades County Correctional Facility) 6%, 8/1/2014 (Insured; MBIA)......                         350,000         368,809
Florida Department of General Services Division, Facilities Management
Revenue
    6.125%, 9/1/2023 (Insured; AMBAC).......................................                       1,000,000       1,031,540
Florida Division of Bond Finance Department, General Services Revenues:
    (Department of Environmental-Preservation 2000)
      5.75%, 7/1/2013 (Insured; AMBAC)......................................                       1,000,000       1,013,140
    (Department of Natural Resources-Preservation 2000)
      5.80%, 7/1/2013 (Insured; FSA)........................................                         700,000         708,239
Florida Housing Finance Agency, Single Family Mortgage
    6.65%, 7/1/2026 (Insured; MBIA).........................................                       1,820,000       1,869,559
Florida Municipal Power Agency, Revenue (All Requirements Power Supply
Project)
    5.10%, 10/1/2025 (Insured; AMBAC).......................................                       1,000,000         907,860
Florida Turnpike Authority, Turnpike Revenue, Refunding
    5%, 7/1/2019 (Insured; FGIC)............................................                       1,000,000         904,510
Fort Pierce Utilities Authority, Revenue, Refunding
    5.25%, 10/1/2016 (Insured; AMBAC).......................................                         500,000         476,360

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                        JULY 31,1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT          VALUE
                                                                                                     _______          ______
Gainesville, Guaranteed Entitlement Revenue, Refunding
    5.50%, 8/1/2017 (Insured; AMBAC)........................................                   $     750,000    $    736,718
Hillsborough County Aviation Authority, Revenue (Tampa International
Airport):
    5.375%, 10/1/2023 (Insured; FGIC).......................................                       1,000,000         938,900
    Refunding 5.50%, 10/1/2013 (Insured; FGIC)..............................                         500,000         493,675
Hillsborough County Industrial Development Authority:
    IDR (University Community Hospital) 5.80%, 8/15/2024 (Insured; MBIA)....                         500,000         498,270
    PCR, Refunding (Tampa Electric Company Project)
      6.25%, 12/1/2034 (Insured; MBIA)......................................                       1,000,000       1,036,480
Hillsborough County Port District, Special Revenue, Refunding
    (Tampa Port Authority) 6%, 6/1/2020 (Insured; FSA)......................                       1,000,000       1,003,460
Hollywood, Water and Sewer Revenue, Refunding 5.50%, 10/1/2015 (Insured; FGIC)                       500,000         492,685
Jacksonville Health Facilities Authority, HR
    (Memorial Regional Rehabilitation Center Project)
    6.625%, 5/1/2022 (Insured; MBIA)........................................                         500,000         557,360
Lee County, Tourist Development Tax Revenue, Refunding
    5.625%, 10/1/2011 (Insured; FGIC).......................................                         250,000         253,102
Miami Health Facilities Authority, Health Facilities Revenue, Refunding
    (Mercy Hospital Project) 5.125%, 8/15/2020 (Insured; AMBAC).............                         200,000         182,246
Miramar:
    Public Service Tax Revenue 6.15%, 10/1/2024 (Insured; FGIC).............                       1,000,000       1,026,970
    Water Improvement Assessment Revenue 5.60%, 10/1/2024 (Insured; FGIC)...                         200,000         195,686
Okeechobee, Water and Sewer Revenue
    6.50%, 1/1/2017 (Insured; MBIA, Prerefunded 1/1/2003) (a)...............                       1,220,000       1,359,568
Orange County, Tourist Development Tax Revenue:
    6.50%, 10/1/2019 (Insured; AMBAC).......................................                       1,000,000       1,064,650
    6%, 10/1/2024 (Insured; MBIA)...........................................                         200,000         202,790
Orlando and Orange County Expressway Authority, Expressway Revenue,
Refunding:
    (Junior Lien) 5.25%, 7/1/2019 (Insured; FGIC)...........................                         250,000         234,027
    (Senior Lien) 5.50%, 7/1/2018 (Insured; FGIC)...........................                         200,000         196,368
Osceola County School Board, COP 5.75%, 6/1/2014 (Insured; AMBAC)...........                         250,000         250,630
Polk County School Board, COP (Master Lease Program)
    5.875%, 1/1/2015 (Insured; MBIA)........................................                       1,000,000       1,013,120
Seminole County School Board, COP 6.125%, 7/1/2019 (Insured; MBIA)..........                         325,000         333,232
Tampa, Revenue (Allegany Health Systems - Saint Joseph)
    6.50%, 12/1/2023 (Insured; MBIA)........................................                       1,000,000       1,058,120
Tampa Sports Authority, Sales Tax Revenue (Tampa Bay Arena Project)
    5.75%, 10/1/2025 (Insured; MBIA)........................................                       1,000,000       1,013,410

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                          JULY 31,1996
                                                                                                    PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT          VALUE
                                                                                                     _______          ______
Venice, Utility Revenue, Refunding 5.50%, 7/1/2014 (Insured; MBIA)..........                   $     500,000    $    495,200
Volusia County, Sales Tax Improvement Revenue 5.75%, 10/1/2013 (Insured; MBIA)                       500,000         505,635
                                                                                                                      ______
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $32,676,810)....................                                     $34,021,791
                                                                                                                      ======
SHORT-TERM MUNICIPAL INVESTMENTS-1.4%
U.S. RELATED;
Puerto Rico Commonwealth, Government Development Bank, VRDN
    3.25% (LOC; Credit Suisse) (b,c) (cost $500,000)........................                   $     500,000   $     500,000
                                                                                                                      ======
TOTAL INVESTMENTS-100.0% (cost $33,176,810).................................                                     $34,521,791
                                                                                                                      ======

SUMMARY OF ABBREVIATIONS
AMBAC         American Municipal Bond Assurance Corporation      LOC     Letter of Credit
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
FGIC          Financial Guaranty Insurance Company                       Insurance Corporation
FSA           Financial Security Assurance                       MFMR    Multi-Family Mortgage Revenue
HR            Hospital Revenue                                   PCR     Pollution Control Revenue
IDR           Industrial Development Revenue                     VRDN    Variable Rate Demand Notes

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (D)   OR    MOODY'S    OR    STANDARD & POOR'S      PERCENTAGE OF VALUE
________          _______          ________________       ___________________
AAA                Aaa                   AAA                      98.6%
F-1+ & F-1                         MIG1, VMIG1 & P1              SP1 & A1 1.4
                                                                  ____
                                                                100.0%
                                                                 ====

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b)  Secured by letters of credit.
    (c) Securities payable on demand. The interest rate, which is subject to change, is based upon prime rates or an index of market interest rates.
    (d) Fitch currently provides creditworthiness information for a limited number of investments.
    (e) At July 31, 1996, 28.3% of the Series' net assets are insured by FGIC and 40.3% are insured by MBIA.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                               JULY 31, 1996
ASSETS:

    Investments in securities, at value
      (cost $33,176,810)-see statement......................................                                     $34,521,791
    Interest receivable.....................................................                                         484,464
    Prepaid expenses........................................................                                           9,252
                                                                                                                      ______
                                                                                                                  35,015,507
LIABILITIES:
    Due to The Dreyfus Corporation and affiliates...........................                       $  16,522
    Due to Distributor......................................................                          14,971
    Due to Custodian........................................................                          36,606
    Payable for shares of Beneficial Interest redeemed......................                         165,747
    Accrued expenses and other liabilities..................................                          55,926         289,772
                                                                                                       ______         ______
NET ASSETS  ................................................................                                     $34,725,735
                                                                                                                      ======
REPRESENTED BY:
    Paid-in capital.........................................................                                     $32,850,681
    Accumulated undistributed net realized gain on investments..............                                         530,073
    Accumulated net unrealized appreciation on investments-Note 3...........                                       1,344,981
                                                                                                                      ______
NET ASSETS at value.........................................................                                     $34,725,735
                                                                                                                      ======
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                       1,243,656
                                                                                                                      ======
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                       1,371,066
                                                                                                                      ======
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                              75
                                                                                                                      ======
NET ASSET VALUE per share:
    Class A Shares
      ($16,515,051 / 1,243,656 shares)......................................                                          $13.28
                                                                                                                      ======
    Class B Shares
      ($18,209,688 / 1,371,066 shares)......................................                                          $13.28
                                                                                                                      ======
    Class C Shares
      ($996 / 75 shares)....................................................                                          $13.28
                                                                                                                      ======

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF OPERATIONS                                                                     YEAR ENDED JULY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                      $2,240,447
    EXPENSES:
      Management fee-Note 2(a)..............................................                      $213,934
      Shareholder servicing costs-Note 2(c).................................                       133,574
      Distribution fees-Note 2(b)...........................................                        99,886
      Auditing fees.........................................................                        64,062
      Legal fees............................................................                        11,548
      Prospectus and shareholders' reports..................................                         8,732
      Trustees' fees and expenses-Note 2(d).................................                         4,783
      Custodian fees........................................................                         4,189
      Registration fees.....................................................                         2,472
      Miscellaneous.........................................................                        13,800
                                                                                                     ____-
          TOTAL EXPENSES....................................................                       556,980
      Less-reduction in management fee due to undertakings-Note 2(a)........                        55,951
                                                                                                     ____-
          NET EXPENSES......................................................                                         501,029
                                                                                                                       _____
          INVESTMENT INCOME-NET.............................................                                       1,739,418
REALIZED AND UNREALIZED GAIN ON INVESTMENTS-Note 3:
    Net realized gain on investments........................................                      $544,013
    Net unrealized appreciation on investments..............................                       234,447
                                                                                                     ____-
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         778,460
                                                                                                                       _____
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                      $2,517,878
                                                                                                                       =====

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                 YEAR ENDED JULY 31,
                                                                                         ________________________________
                                                                                                1995            1996
                                                                                              _______         ______
OPERATIONS:
    Investment income-net...................................................             $  1,778,772   $  1,739,418
    Net realized gain (loss) on investments.................................                  (13,940)       544,013
    Net unrealized appreciation on investments for the year.................                1,006,080        234,447
                                                                                               ______         ______
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                2,770,912      2,517,878
                                                                                               ______         ______
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                 (908,374)      (892,605)
      Class B shares........................................................                 (870,398)      (846,788)
      Class C shares........................................................                         _-          (25)
                                                                                               ______         ______
          TOTAL DIVIDENDS...................................................               (1,778,772)    (1,739,418)
                                                                                               ______         ______
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................               10,509,582      1,538,063
      Class B shares........................................................               10,076,918      1,792,518
      Class C shares........................................................                       _-          1,000
    Dividends reinvested:
      Class A shares........................................................                  247,303        263,295
      Class B shares........................................................                  207,188        213,415
      Class C shares........................................................                       _-             25
    Cost of shares redeemed:
      Class A shares........................................................               (2,204,011)    (5,172,213)
      Class B shares........................................................               (1,737,649)    (5,505,499)
                                                                                               ______         ______
          INCREASE (DECREASE) IN NET ASSETS FROM
            BENEFICIAL INTEREST TRANSACTIONS................................               17,099,331     (6,869,396)
                                                                                               ______         ______
            TOTAL INCREASE (DECREASE) IN NET ASSETS.........................               18,091,471     (6,090,936)
NET ASSETS:
    Beginning of year.......................................................               22,725,200     40,816,671
                                                                                               ______         ______
    End of year.............................................................              $40,816,671    $34,725,735
                                                                                               ======         ======

                                                                              SHARES
                                                ___________________________________________________________________________
                                                         CLASS A                          CLASS B                 CLASS C
                                                ___________________________   ____________________________      __________
                                                                                                                 YEAR ENDED
                                                      YEAR ENDED JULY 31,            YEAR ENDED JULY 31,          JULY 31,
                                                ___________________________   ____________________________

                                                      1995             1996            1995             1996        1996*
                                                   _______          _______          ______          _______      _______
CAPITAL SHARE TRANSACTIONS:

    Shares sold............                        835,533          115,320         788,466          134,247           73
    Shares issued for dividends
      reinvested...........                         19,412           19,649          16,298           15,934            2
    Shares redeemed........                       (173,967)        (386,026)      (141,512)         (406,174)          _-
                                                   ______-          ______-          ______          ______-      ______-
          NET INCREASE
            (DECREASE) IN SHARES
            OUTSTANDING....                        680,978         (251,057)        663,252         (255,993)          75
                                                   =======          =======          =======          =======      =======
    *From December 4, 1995 (commencement of initial offering) to July 31,
    1996.
See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                                 CLASS A SHARES
                                                                                       __________________________________
                                                                                               YEAR ENDED JULY 31,
                                                                                       __________________________________
PER SHARE DATA:                                                                          1994(1)     1995        1996
 Net asset value, beginning of year....................................             $12.50      $12.79      $13.07
    INVESTMENT OPERATIONS:
    Investment income-net.................................................                .19         .73         .63
    Net realized and unrealized gain on investments.......................                .29         .28         .21
                                                                                         ____        _____       ____
      TOTAL FROM INVESTMENT OPERATIONS....................................                .48         1.01        .84
                                                                                         ____        _____       ____
    DISTRIBUTIONS;
    Dividends from investment income-net..................................               (.19)       (.73)       (.63)
                                                                                         _____       _____       ____
    Net asset value, end of year..........................................             $12.79      $13.07      $13.28
                                                                                         ====        ====        ====
TOTAL INVESTMENT RETURN(2)................................................               3.83%(3)    8.24%       6.48%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...............................                 .-         .09%       1.04%
    Ratio of net investment income to average net assets..................               5.11%(4)    5.72%       4.70%
    Decrease reflected in above expense ratios due to undertakings by the Manager        2.06%(4)    1.02%        .14%
    Portfolio Turnover Rate...............................................                 .-         .78%      12.70%
    Net Assets, end of year (000's Omitted)...............................            $10,405     $19,541     $16,515
    (1)  From May 4, 1994 (commencement of operations) to July 31, 1994.
    (2)  Exclusive of sales load.
    (3)  Not annualized.
    (4)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                 CLASS B SHARES           CLASS C SHARES
                                                                         ____________________________        _________
                                                                                                             YEAR ENDED
                                                                             YEAR ENDED JULY 31,             JULY 31,
                                                                         ____________________________
PER SHARE DATA:                                                            1994(1)   1995     1996          1996(2)
                                                                           ____    ______   ______        _______
     Net asset value, beginning of year.....................             $12.50   $12.78   $13.08         $13.76
                                                                         ______   _______  _______        _______
    INVESTMENT OPERATIONS:
    Investment income-net...................................                .17       .67      .56           .34
    Net realized and unrealized gain (loss) on investments..                .28       .30      .20          (.48)
                                                                           ____      _____    _____          _____
      TOTAL FROM INVESTMENT OPERATIONS......................                .45       .97      .76          (.14)
                                                                           ____      _____    _____          ____
    DISTRIBUTIONS;
    Dividends from investment income-net....................               (.17)     (.67)    (.56)         (.34)
                                                                           _____     _____    _____          ____
    Net asset value, end of year............................             $12.78    $13.08   $13.28        $13.28
                                                                           ====      ====     ====           ====
TOTAL INVESTMENT RETURN(3)..................................               3.62%(4)  7.86%    5.89%        (1.51%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets.................                .50%(5)   .59%    1.52%         1.86%(5)
    Ratio of net investment income to average net assets....               4.62%(5)  5.20%    4.23%         3.78%(5)
    Decrease reflected in above expense ratios due to
      undertakings by the Manager...........................               2.02%(5)  1.00%     .15%           .-
    Portfolio Turnover Rate.................................                 .-        78%   12.70%        12.70%
    Net Assets, end of year (000's Omitted).................            $12,320   $21,275  $18,210            $1
    (1)  From May 4, 1994 (commencement of operations) to July 31, 1994.
    (2)  From December 4, 1995 (commencement of initial offering) to July 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Not annualized.
    (5)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier Insured Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering six series, including the Florida Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     The Series' financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. The most stringent state expense limitation applicable to the Series presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the value of the Series' average daily net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from August 1, 1995 through September 28, 1995 to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The Manager has currently undertaken from September 29, 1995 through September 30, 1996 to reduce the management fees paid by, or reimburse such excess expenses of the Series, to the extent that the Series' aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $55,951 during the year ended July 31, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended July 31, 1996, $99,881 was charged to the Series for the Class B shares and $5 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 1996, $47,301, $49,940 and $2 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $11,171 during the period ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended July 31, 1996, amounted to $4,910,070 and $11,354,360, respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $1,344,981, consisting of $1,468,556 gross unrealized appreciation and $123,575 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER INSURED MUNICIPAL BOND FUND, FLORIDA SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier Insured Municipal Bond Fund, Florida Series (one of the series constituting the Premier Insured Municipal Bond Fund) as of July 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier Insured Municipal Bond Fund, Florida Series at July 31, 1996, the results of its operations for the period then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst and Young LLP signature logo]
New York, New York
September 4, 1996

IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended July 31, 1996 as "exempt-interest dividends" (not subject to regular Federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.

PREMIER INSURED MUNICIPAL
BOND FUND, FLORIDA SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                        378/379AR967
[Dreyfus lion/2hres logo]
Annual Report
Premier Insured
Municipal Bond Fund
Florida Series
July 31, 1996

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier Insured Municipal Bond Fund, New Jersey Series. For its annual reporting period ended July 31, 1996, your Series produced a total return, including bond price changes and interest income, of 5.31% for Class A shares, 4.79% for Class B shares and, since their inception on December 4, 1995, -.80% for Class C shares.* Income dividends, exempt from Federal and State of New Jersey personal income taxes, of approximately $.588 per share for Class A shares, $.523 per share for Class B shares and $.323 per share for Class C shares were paid to shareholders.** This is equivalent to a tax-free annualized distribution rate per share of 4.38% for Class A shares, 4.08% for Class B shares and 3.83% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of "heightened surveillance" regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July 31, the Consumer Price Index rose 3.0 % for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved , while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation.

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The effect of the rise in interest rates on consumer spending and housing, according to one growing view, may contribute to a moderation of economic growth over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger further increases in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift and punitive. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation has been followed by data suggesting a slowing economy and a falling or stable inflationary trend.

     Beginning in April, the market began to stabilize in this new, lower trading range. Recently, the market moved out of this range to the upside-a positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. On a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced price weakness in prior periods.

THE PORTFOLIO

     We entered 1996 aggressively positioned with a long-duration portfolio. Our expectation was that the economy, and therefore inflation, would remain subdued. We expected the market to respond primarily to the continued flow of low inflationary data. With this rate expectation and structure, the portfolio was more vulnerable to the downturn which occurred.

     We have not altered the structure of the portfolio since the downturn in March. We still have an aggressive structure-poised to benefit should the inflationary fears prove unsubstantiated. We are further encouraged by the recent market moves to the higher levels mentioned previously.

     While mindful of the risks of additional declines, we believe that much of the market correction is behind us. We are ready to take strong defensive action should the market begin to decline again.

     Our primary tasks-to earn a high level of current income to the extent consistent with the preservation of capital, while maintaining the highest levels of credit quality-continue to guide our portfolio management decisions.

    Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we appreciate greatly your continued confidence in the Series and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
August 15, 1996
New York, N.Y.
* Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.

     Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES          JULY 31, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES CLASS A SHARES AND CLASS B SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A]
$11,739
Lehman Brothers
Municipal Bond Index*
Dollars
$11,175
Premier Insured
Municipal Bond Fund,
New Jersey Series
(Class B Shares)
$10,984
Premier Insured
Municipal Bond Fund,
New Jersey Series
(Class A Shares)
*Source: Lehman Brothers
[Exhibit A]

AVERAGE ANNUAL TOTAL RETURNS
                              CLASS A SHARES                                                    CLASS B SHARES
__________________________________________________________________        _____________________________________________________
                                                                                                             % Return Reflecting
                                                     % Return                                              Applicable Contingent
                                                    Reflecting                                    % Return        Deferred Sales
                          % Return Without        Maximum Initial                                Assuming No        Charge Upon
PERIOD ENDED 7/31/96        Sales Charge        Sales Charge (4.5%)        PERIOD ENDED 7/31     Redemption         Redemption*
___________________           ________           _________________         _________________    ___________     _______________

1 Year                         5.31%                   0.56 %              1 Year                   4.79%              1.79%
From Inception (5/3/94)        6.42                    4.26                From Inception (5/3/94)  5.89                5.06
ACTUAL AGGREGATE TOTAL RETURNS
                              CLASS C SHARES
___________________________________________________________________
                                                  % Return Reflecting
                                                Applicable Contingent
                             % Return              Deferred Sales
                          Assuming No                Charge Upon
PERIOD ENDED 7/31/96       Redemption               Redemption**
___________-               ________                   _________
From Inception (12/4/95)    (0.80)%                    (1.77)%

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A shares and Class B shares of Premier Insured Municipal Bond Fund, New Jersey Series on 5/3/94 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/3/94. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of Class A and Class B shares shown above due to differences in charges and expenses.
The Series invests primarily in New Jersey municipal securities, which are insured as to the timely payment of principal and interest by recognized insurers of municipal securities. The Series performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index generally are not insured. The Index does not take into account charges, fees and other expenses. Also, unlike the Series which principally limits investments to New Jersey municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report. Neither the Series shares nor the market value of its portfolio securities are insured.

    *The maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
    **    The maximum contingent deferred sales charge for Class C shares is
1% for shares redeemed within one year of the date of purchase.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
STATEMENT OF INVESTMENTS                                                                                  JULY 31, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-95.6%                                                                AMOUNT          VALUE
                                                                                                 ___________       ___________

Board of Education of the Township of Montgomery
    5.45%, 8/1/2018 (Insured; FGIC).........................................                   $     500,000      $  488,420
Camden County Municipal Utilities Authority, Sewer Revenue, Refunding
    5.125%, 7/15/2017 (Insured; FGIC).......................................                         500,000         466,525
Cape May County Industrial Pollution Control Financing Authority, Revenue
    (Atlantic City Electric Co. Project)
    7.20%, 11/1/2029 (Insured; MBIA)........................................                         800,000         902,496
Evesham Township Board of Education, COP
    6.875%, 9/1/2011 (Insured; FGIC)........................................                         200,000         219,514
Gloucester Township Municipal Utilities Authority, Refunding
    5.65%, 3/1/2018 (Insured; AMBAC)........................................                         200,000         200,610
Mercer County Improvement Authority, Solid Waste Revenue, Refunding
    6.70%, 4/1/2013 (Insured; FGIC).........................................                         500,000         512,170
New Jersey Building Authority, State Building Revenue, Refunding
    5%, 6/15/2017 (Insured; MBIA)...........................................                          500,000        458,990
New Jersey Economic Development Authority, Revenue:
    Market Transition Facility  5.80%, 7/1/2008 (Insured; MBIA).............                         350,000         361,736
    Pollution Control (Public Service Electric and Gas) 6.40%, 5/1/2032 (Insured; MBIA)              365,000         379,304
    (Rutgers State University - Civic Square)
      6.10%, 7/1/2018 (Insured; AMBAC)......................................                         200,000         206,826
    Water Facilities:
      (Hackensack Water Co. Project)
          Refunding 5.80%, 3/1/2024 (Insured; MBIA).........................                         350,000         351,382
      (New Jersey American Water Co. Inc. Project)
          6.875%, 11/1/2034 (Insured; FGIC).................................                         400,000         435,992
New Jersey Educational Facilities Authority, Revenue, Refunding:
    (New Jersey Institute of Technology) 6%, 7/1/2024 (Insured; MBIA).......                         400,000         408,212
    (Trenton State College):
      6%, 7/1/2019 (Insured; AMBAC).........................................                       1,000,000       1,017,250
      5.125%, 7/1/2024 (Insured; MBIA)......................................                         845,000         779,124
New Jersey Health Care Facilities Financing Authority, Revenue:
    (General Hospital Center at Passaic) 6.75%, 7/1/2019 (Insured; FSA).....                         885,000         959,853
    (Jersey Shore Medical Center) 6.25%, 7/1/2021 (Insured; AMBAC)..........                         400,000         412,036
    Refunding (Monmouth Medical Center):
      6.25%, 7/1/2016 (Insured; CGIC).......................................                         250,000         258,855
      6.25%, 7/1/2024 (Insured; CGIC).......................................                         200,000         207,084
    (Saint Clares - Riverside Medical Center) 5.75%, 7/1/2014 (Insured; MBIA)                        250,000         248,743
    (Underwood Memorial Hospital) 5.70%, 7/1/2023 (Insured; AMBAC)..........                         400,000         388,988
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue:
    6.20%, 10/1/2025 (Insured; MBIA)........................................                         450,000         448,749
    6.375%, 10/1/2026 (Insured; MBIA).......................................                         230,000         232,424

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                   JULY 31, 1996
                                                                                                   PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                          AMOUNT          VALUE
                                                                                                  __________      __________
New Jersey Sports and Exposition Authority, Convention Center Luxury Tax Revenue,
    Refunding 6%, 7/1/2012 (Insured; MBIA)..................................                   $     500,000     $   517,950
Passaic Valley Sewer Commissioner, Sewer System Refunding
    5.75%, 12/1/2015 (Insured; AMBAC).......................................                         500,000         497,360
Passaic Valley Water Commission, Water Supply Revenue, Refunding
    5%, 12/15/2022 (Insured; FGIC)..........................................                       1,000,000         906,910
Port Authority of New York and New Jersey
    5.20%, 7/15/2016 (Insured; AMBAC).......................................                         500,000         469,565
Salem County Industrial Pollution Control Financing Authority, Revenue,
    Refunding (Atlantic City Electric) 6.15%, 6/1/2029 (Insured; FSA).......                         400,000         412,004
                                                                                                                   ____________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS
    (cost $12,985,938)......................................................                                      $13,149,072
                                                                                                                  =============
SHORT-TERM MUNICIPAL INVESTMENT-4.4%
U.S. RELATED;
Puerto Rico Electric Power Authority, Power Revenue 3.25% (Insured; FSA) (a)
    (cost $600,000).........................................................                   $     600,000       $   600,000
                                                                                                                  =============
TOTAL INVESTMENTS-100.0%
    (cost $13,585,938)......................................................                                       $13,749,072
                                                                                                                  =============

SUMMARY OF ABBREVIATIONS

AMBAC        American Municipal Bond Assurance Corporation      FGIC     Financial Guaranty Insurance Company
CGIC          Capital Guaranty Insurance Company                 FSA     Financial Security Assurance
COP           Certificate of Participation                       MBIA    Municipal Bond Investors Assurance
                                                                         Insurance Corporation

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (B)    OR        MOODY'S   OR   STANDARD & POOR'S    PERCENTAGE OF VALUE
_____                  _____           __________          ___________________
AAA                    Aaa               AAA                    100.0%
                                                              ========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Inverse Floater Security - the interest rate is subject to change periodically.
    (b) Fitch currently provides creditworthiness information for a limited number of investments.
    (c) At July 31, 1996, 36.0% of the Series' net assets are insured by MBIA.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                             JULY 31, 1996
ASSETS:

    Investments in securities, at value
      (cost $13,585,938)-see statement......................................                                     $13,749,072
    Cash....................................................................                                         193,945
    Interest receivable.....................................................                                         140,195
    Receivable for shares of Beneficial Interest subscribed.................                                          94,998
    Prepaid expenses........................................................                                           7,171
                                                                                                                  __________
                                                                                                                  14,185,381
LIABILITIES:
    Due to The Dreyfus Corporation and affiliates...........................                    $  6,453
    Due to Distributor......................................................                       6,631
    Payable for shares of Beneficial Interest redeemed......................                      10,117
    Accrued expenses........................................................                      34,317              57,518
                                                                                               __________          __________
NET ASSETS  ................................................................                                     $14,127,863
                                                                                                                 ===========
REPRESENTED BY:
    Paid-in capital.........................................................                                     $13,819,886
    Accumulated undistributed net realized gain on investments..............                                         144,843
    Accumulated net unrealized appreciation on investments-Note 3...........                                         163,134
                                                                                                                  __________
NET ASSETS at value.........................................................                                     $14,127,863
                                                                                                                 ===========
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                         407,454
                                                                                                                 ===========
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                         696,616
                                                                                                                 ===========
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                             473
                                                                                                                 ===========
NET ASSET VALUE per share:
    Class A Shares
      ($5,211,644 / 407,454 shares).........................................                                         $12.79
                                                                                                                     =======
    Class B Shares
      ($8,910,172 / 696,616 shares).........................................                                         $12.79
                                                                                                                     =======
    Class C Shares
      ($6,047 / 473 shares).................................................                                         $12.78
                                                                                                                     =======

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
STATEMENT OF OPERATIONS                                                                               YEAR ENDED JULY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                          $767,023
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $  74,073
      Shareholder servicing costs-Note 2(c).................................                        52,216
      Distribution fees-Note 2(b)...........................................                        41,682
      Auditing fees.........................................................                        14,745
      Legal fees............................................................                         4,204
      Registration fees.....................................................                         3,996
      Prospectus and shareholders' reports..................................                         2,861
      Custodian fees........................................................                         1,987
      Trustees' fees and expenses-Note 2(d).................................                         1,781
      Miscellaneous.........................................................                         8,036
                                                                                                ___________
          TOTAL EXPENSES....................................................                       205,581
      Less-reduction in management fee due to undertakings-Note 2(a)........                        10,732
                                                                                                ___________
          NET EXPENSES......................................................                                          194,849
                                                                                                                  ____________
          INVESTMENT INCOME-NET.............................................                                          572,174
REALIZED AND UNREALIZED GAIN ON INVESTMENTS-Note 3:
    Net realized gain on investments........................................                      $150,113
    Net unrealized (depreciation) on investments............................                      (76,768)
                                                                                                ___________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:..................                                           73,345
                                                                                                                  ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                          $645,519
                                                                                                                  =============

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    YEAR ENDED JULY 31,
                                                                                                __________________________
                                                                                                     1995              1996
                                                                                                  _________         _________
OPERATIONS:
    Investment income-net...................................................                  $     371,134     $     572,174
    Net realized gain (loss) on investments.................................                        (5,270)           150,113
    Net unrealized appreciation (depreciation) on investments for the year..                        221,333           (76,768)
                                                                                               ____________       ____________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                        587,197            645,519
                                                                                               ____________       ____________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                      (176,046)          (234,320)
      Class B shares........................................................                      (195,088)          (337,766)
      Class C shares........................................................                          __                  (88)
                                                                                               ____________       ____________
          TOTAL DIVIDENDS...................................................                      (371,134)          (572,174)
                                                                                               ____________       ____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                       3,591,050           977,750
      Class B shares........................................................                       5,060,548         3,045,391
      Class C shares........................................................                         __                  6,000
    Dividends reinvested:
      Class A shares........................................................                         97,360            134,625
      Class B shares........................................................                         81,648            176,239
      Class C shares........................................................                         __                     88
    Cost of shares redeemed:
      Class A shares........................................................                    (1,128,148)           (927,041)
      Class B shares........................................................                      (776,686)         (1,191,057)
                                                                                               ____________       ____________
          INCREASE IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS......                      6,925,772          2,221,995
                                                                                               ____________       ____________
            TOTAL INCREASE IN NET ASSETS....................................                      7,141,835          2,295,340
NET ASSETS:
    Beginning of year.......................................................                      4,690,688         11,832,523
                                                                                               ____________       ____________
    End of year.............................................................                    $11,832,523        $14,127,863
                                                                                              =============       =============

                                                                              SHARES
                                        ______________________________________________________________________________________
                                                      CLASS A                        CLASS B                       CLASS C
                                        _____________________________      ___________________________          ____________
                                                                                                                YEAR ENDED
                                               YEAR ENDED JULY 31,              YEAR ENDED JULY 31,              JULY 31,
                                        _____________________________      ___________________________          ____________
                                            1995             1996            1995              1996                1996*
                                           _______         _______         _______           _______             _______

CAPITAL SHARE TRANSACTIONS:
    Shares sold............                 291,207           76,280        406,583           236,936              466
    Shares issued for dividends
      reinvested...........                   7,845           10,439          6,544            13,678                7
    Shares redeemed........                 (91,442)         (71,136)       (62,636)         (93,155)               __
                                           _______           _______         _______           _______            _______
          NET INCREASE IN
            SHARES
            OUTSTANDING....                207,610             15,583          350,491           157,459                473
                                          ========            =========       =========        ===========        ===========
    *From December 4, 1995 (commencement of initial offering) through July
    31, 1996.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of
Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.
                                                                                                        CLASS A SHARES
                                                                                            ___________________________________
                                                                                                      YEAR ENDED JULY 31,
                                                                                            ___________________________________
PER SHARE DATA:                                                                             1994(1)       1995             1996
                                                                                            ______        _____            _____
    Net asset value, beginning of year....................................                 $12.50        $12.58           $12.71
                                                                                            ______        _____            _____
    INVESTMENT OPERATIONS:
    Investment income-net.................................................                    .18           .71            .59
    Net realized and unrealized gain on investments.......................                    .08           .13            .08
                                                                                            ______        _____            _____
      TOTAL FROM INVESTMENT OPERATIONS....................................                    .26           .84            .67
                                                                                            ______        _____            _____
    DISTRIBUTIONS;
    Dividends from investment income-net..................................                   (.18)         (.71)          (.59)
                                                                                            ______        _____            _____
    Net asset value, end of year..........................................                  $12.58        $12.71         $12.79
                                                                                           =======        =======        =======
TOTAL INVESTMENT RETURN(2)................................................                  2.07%(3)       7.01%          5.31%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...............................                   .-             .10%          1.14%
    Ratio of net investment income to average net assets..................                  5.25%(4)       5.60%          4.55%
    Decrease reflected in above expense ratios
      due to undertakings by the Manager (limited to the
      expense limitation provision of the management agreement)...........                   2.50%(4)      1.35%           .08%
    Portfolio Turnover Rate...............................................                     .-         43.48%         28.14%
    Net Assets, end of year (000's Omitted)...............................                   $2,318       $4,981        $5,212
    (1)  From May 4, 1994 (commencement of operations) to July 31, 1994.
    (2)  Exclusive of sales load.
    (3)  Not annualized.
    (4)  Annualized.

See notes to financial statements.

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                      CLASS B SHARES              CLASS C SHARES
                                                                               _________________________________    ____________
                                                                                                                      YEAR ENDED
                                                                                      YEAR ENDED JULY 31,               JULY 31,
                                                                               __________________________________
PER SHARE DATA:                                                                1994(1)      1995           1996         1996(2)
                                                                               ______       ______         ______        ________

    Net asset value, beginning of year......................                  $12.50       $12.58         $12.71         $13.21
                                                                               ______       ______         ______          ______
    INVESTMENT OPERATIONS:
    Investment income-net...................................                      .16         .65           .52            .32
    Net realized and unrealized gain (loss) on investments..                      .08         .13           .08           (.43)
                                                                               ______       ______         ______          ______
      TOTAL FROM INVESTMENT OPERATIONS......................                      .24          .78          .60           (.11)
                                                                               ______       ______         ______          ______
    DISTRIBUTIONS;
    Dividends from investment income-net....................                     (.16)       (.65)         (.52)          (.32)
                                                                               ______       ______         ______          ______
    Net asset value, end of year............................                    $12.58       $12.71       $12.79         $12.78
                                                                               =======      =========     ======        ========
TOTAL INVESTMENT RETURN(3)..................................                   1.94%(4)        6.48%       4.79%      (1.21%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets.................                    .50%(5)         .61%       1.63%        1.95%(5)
    Ratio of net investment income to average net assets....                   4.69%(5)        5.00%       4.04%        3.68%(5)
    Decrease reflected in above expense ratios
      due to undertakings by the Manager
      (limited to the expense limitation provision of
      the management agreement).............................                   2.50%(5)        1.29%          .08%       .02%(5)
    Portfolio Turnover Rate.................................                     .-           43.48%        28.14%      28.14%
    Net Assets, end of year (000's Omitted).................                   $2,373         $6,852       $8,910          $6
    (1)  From May 4, 1994 (commencement of operations) to July 31, 1994.
    (2)  From December 4, 1995 (commencement of initial offering) to July 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Not annualized.
    (5)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier Insured Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering six series, including the New Jersey Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager ") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     The Series' financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. The most stringent state expense limitation applicable to the Series presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the average value of the Series' net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from August 1, 1995 through September 17, 1995, to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The Manager has currently undertaken from September 18, 1995 through September 30, 1996, to reduce the management fees paid by, or reimburse such excess expenses of the Series, to the extent that the Series aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $10,732 during the year ended July 31, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended July 31, 1996, $41,664 was charged to the Series for the Class B shares and $18 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 1996, $12,831, $20,832 and $6 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. Such compensation amounted to $4,564 during the period ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended July 31, 1996, amounted to $6,826,707 and $3,554,605 respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $163,134, consisting of $310,495 gross unrealized appreciation and $147,361 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier Insured Municipal Bond Fund, New Jersey Series (one of the Series constituting the Premier Insured Municipal Bond Fund) as of July 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier Insured Municipal Bond Fund, New Jersey Series at July 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]
New York, New York
September 4, 1996

PREMIER INSURED MUNICIPAL BOND FUND, NEW JERSEY SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended July 31, 1996 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are New Jersey residents, New Jersey personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.


PREMIER INSURED MUNICIPAL
BOND FUND, NEW JERSEY SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                        380/381AR967
Annual Report
Premier Insured
Municipal Bond Fund
New Jersey Series
July 31, 1996
[lion/hres logo]

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
LETTER TO SHAREHOLDERS
Dear Shareholder:

     We are pleased to provide you with this report on the Premier Insured Municipal Bond Fund, New York Series. For its annual reporting period ended July 31, 1996, your Series produced a total return, including bond price changes and interest income, of 5.97% for Class A shares, 5.35% for Class B shares and, since their inception on December 4, 1995, - 1.00% for Class C shares.* Income dividends, exempt from Federal, State and City of New York personal income taxes, of approximately $.593 per share for Class A shares, $.527 per share for Class B shares and $.325 per share for Class C shares were paid to shareholders.** This is equivalent to a tax-free annualized distribution rate per share of 4.38% for Class A shares, 4.07% for Class B shares and 3.81% for Class C shares.

THE ECONOMY

     Strong second-quarter growth, a tightening labor market and signs of upward pressure on wages have, in the words of Chairman Alan Greenspan, placed the Federal Reserve Board (the "Fed") in a state of "heightened surveillance" regarding signs of potentially higher inflation. So far, inflation reports have been benign. Through July 31, the Consumer Price Index rose 3.0% for the preceding 12 months, generally consistent with its trend over the past several years. Wholesale prices have been similarly well-behaved , while commodity prices have been in decline since early spring. As favorable as these reports have been, the Fed looks deeper into the economy for signs of strain that could result in increased inflation. Before the Fed began its last round of interest rate increases in early 1994, there was little actual evidence of inflation.

     Investor fears that the Fed would raise short-term interest rates resulted in a rise in long-term interest rates of a full percentage point since January. Ironically, this rise might have stayed the Fed's hand from being more aggressive. The effect of the rise in interest rates on consumer spending and housing, according to one growing view, may contribute to a moderation of economic growth over the second half of the year. Yet, little evidence of a potential slowdown has emerged so far. Higher mortgage rates have not tempered growth in the housing market and construction starts of new homes are at their highest level since April 1994. Retail sales growth remains solid despite rises in consumer installment debt and credit card delinquencies. On the manufacturing side of the economy, industrial production continues to gain without any sign of strain to keep up with demand. Capacity utilization (83.2% of potential output at midyear) remains below the 85% level that most economists believe indicates a potential for inflationary bottlenecks. Still, we remain alert to signs of inflationary pressures that might trigger a rise in interest rates.

MARKET ENVIRONMENT

     The municipal market experienced a dramatic decline beginning in the first quarter of 1996. Precipitating this decline was the surprising growth in employment and brisk increase in retail sales. The market reaction to the growth in these numbers was swift and punitive. In a matter of weeks, interest rates as measured by long-maturity U.S. Government bonds rose from below 6% to above 7%-a rise of about 16% in yield. This negative price action pulled municipals down in value, albeit to a somewhat lesser extent. Inflation, however, has yet to show any troubling rise with staying power. Each harmful statistic indicating a return to inflation has been followed by data suggesting a slowing economy and a falling or stable inflationary trend.

     Beginning in April, the market began to stabilize in this new, lower trading range. Recently, the market moved out of this range to the upside-a positive development. While we are pleased to see this movement to higher price levels, the market remains vulnerable to further downward pressure should further economic strength appear. Economic weakness, on the other hand, would prove beneficial to long-term security prices, relieving immediate fears of renewed inflation. On a positive note, the municipal market continues to benefit from lower supplies of new issues and less discussion of a flat tax, both of which had produced price weakness in prior periods.

THE PORTFOLIO

     We entered 1996 aggressively positioned with a long-duration portfolio. Our expectation was that the economy, and therefore inflation, would remain subdued. We expected the market to respond primarily to the continued flow of low inflationary data. With this rate expectation and structure, the portfolio was more vulnerable to the downturn which occurred.

     We have not altered the structure of the portfolio since the downturn in March. We still have an aggressive structure-poised to benefit should the inflationary fears prove unsubstantiated. We are further encouraged by the recent market moves to the higher levels mentioned previously.

     While mindful of the risks of additional declines, we believe that much of the market correction is behind us. We are ready to take strong defensive action should the market begin to decline again.

     Our primary tasks-to earn a high level of current income to the extent consistent with the preservation of capital, while maintaining the highest levels of credit quality-continue to guide our portfolio management decisions.

     Included in this report is a series of detailed statements about your Series' holdings and its financial condition. We hope they are informative. Please know that we appreciate greatly your continued confidence in the Series and in The Dreyfus Corporation.

                              Very truly yours,
                             [Richard J. Moynihan signature logo]
                              Richard J. Moynihan
                              Director, Municipal Portfolio Management
                              The Dreyfus Corporation
August 15, 1996
New York, N.Y.

     * Total return includes reinvestment of dividends and any capital gains paid, without taking into account the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares and Class C shares. **Some income may be subject to the Federal Alternative Minimum Tax (AMT) for certain shareholders.

     Annualized distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the maximum offering price at the end of the period in the case of Class A shares or the net asset value per share at the end of the period in the case of Class B and Class C shares.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES           JULY 31, 1996
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES CLASS A SHARES AND CLASS B SHARES AND THE LEHMAN BROTHERS MUNICIPAL BOND INDEX
[Exhibit A]
$11,739
Lehman Brothers
Municipal Bond Index*
Dollars
$11,280
Premier Insured
Municipal Bond Fund,
New York Series
(Class B Shares)
$11,080
Premier Insured
Municipal Bond Fund,
New York Series
(Class A Shares)
*Source: Lehman Brothers
[Exhibit A]

AVERAGE ANNUAL TOTAL RETURNS
                              CLASS A SHARES                                                    CLASS B SHARES
__________________________________________________________________        _____________________________________________________
                                                                                                             % Return Reflecting
                                                     % Return                                              Applicable Contingent
                                                    Reflecting                                    % Return        Deferred Sales
                          % Return Without        Maximum Initial                                Assuming No        Charge Upon
PERIOD ENDED 7/31/96        Sales Charge        Sales Charge (4.5%)        PERIOD ENDED 7/31     Redemption         Redemption*
____________                  ________           _________________         ________________     ___________       ______________

1 Year                          5.97%                 1.20%               1 Year                    5.35%              2.35%
From Inception (5/5/94)         6.86                  4.69                From Inception (5/5/94)   6.36                5.52
ACTUAL AGGREGATE TOTAL RETURNS
                              CLASS C SHARES
___________________________________________________________________
                                                  % Return Reflecting
                                                Applicable Contingent
                             % Return              Deferred Sales
                          Assuming No                Charge Upon
PERIOD ENDED 7/31/96       Redemption               Redemption**
____________               ________                   _________
From Inception (12/4/95)    (1.00)%                    (1.96)%

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A shares and Class B shares of Premier Insured Municipal Bond Fund, New York Series on 5/5/94 (Inception Date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index on that date. For comparative purposes, the value of the Index on 4/30/94 is used as the beginning value on 5/5/94. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of Class A and Class B shares shown above due to differences in charges and expenses.
The Series invests primarily in New York municipal securities, which are insured as to the timely payment of principal and interest by recognized insurers of municipal securities. The Series performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and the maximum contingent deferred sales charge on Class B shares and all other applicable fees and expenses. Unlike the Series, the Lehman Brothers Municipal Bond Index is an unmanaged total return performance benchmark for the long-term, investment grade, geographically unrestricted tax exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index generally are not insured. The Index does not take into account charges, fees and other expenses. Also, unlike the Series which principally limits investments to New York municipal obligations, the Index is not State specific. These factors can contribute to the Index potentially outperforming the Series. Further information relating to Series performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report. Neither the Series shares nor the market value of its portfolio securities are insured.

    *The maximum contingent deferred sales charge for Class B shares is 3% and is reduced to 0% after five years.
    *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
STATEMENT OF INVESTMENTS                                                                           JULY 31, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS-96.0%                                                              AMOUNT          VALUE
                                                                                                __________         __________

Albany Municipal Water Finance Authority, Water and Sewer
    System Revenue, Refunding 5.50%, 12/1/2022 (Insured; FGIC)..............                    $  1,000,000       $ 962,930
Buffalo Municipal Water Finance Authority,
    Water System Revenue 5%, 7/1/2025 (Insured; FGIC).......................                         750,000         668,715
Erie County 5.50%, 6/15/2025 (Insured; FGIC)................................                         500,000         481,435
Metropolitan Transportation Authority, Revenue:
    Commuter Facilities (Grand Central Terminal) 5.70%, 7/1/2024 (Insured; FSA)                      550,000         542,784
    Transit Facility 6.375%, 7/1/2020 (Insured; MBIA).......................                         750,000         785,295
New York City Health and Hospital Corp., Revenue, Refunding
    5.75%, 2/15/2022 (Insured; AMBAC).......................................                         200,000         195,932
New York City Municipal Water Finance Authority, Water and Sewer System Revenue:
    5.375%, 6/15/2019 (Insured; MBIA).......................................                         350,000         331,051
    6%, 6/15/2019 (Insured; FGIC)...........................................                         200,000         200,636
    6.20%, 6/15/2021 (Insured; AMBAC).......................................                         600,000         617,040
    5.50%, 6/15/2023 (Insured; MBIA)........................................                         500,000         479,335
New York City Transit Authority, Transit Facility Revenue (Livingston Plaza Project)
    6%, 1/1/2021 (Insured; FSA).............................................                         200,000         200,384
New York State, COP (City University - John Jay College)
    5.50%, 8/15/2009 (Insured; AMBAC) (Prerefunded 8/15/1996) (a)...........                         200,000         204,148
New York State Dormitory Authority, Revenue:
    (City University System - Third Resolution) 6.30%, 7/1/2024 (Insured; AMBAC)                     500,000         520,725
    (Refunding - Fordham University) 5.75%, 7/1/2015 (Insured; FGIC)........                         200,000         200,364
    (Refunding - Skidmore College) 5.375%, 7/1/2023 (Insured; FSA)..........                         200,000         187,832
    (Rochester University) 5.90%, 7/1/2017 (Insured; MBIA)..................                         950,000         951,007
    (State University Educational Facilities) 5.40%, 5/15/2023 (Insured; FGIC)                       600,000         570,246
New York State Energy Research and Development Authority, Revenue:
    Facilities (Refunding - Con Edison Co. of New York Inc. Project)
      5.25%, 8/15/2020 (Insured; MBIA)......................................                         200,000         184,248
    Gas Facilities (Brooklyn Union Gas):
      Refunding 5.50%, 1/1/2021 (Insured; MBIA).............................                         500,000         482,725
      5.60%, 6/1/2025 (Insured; MBIA).......................................                         200,000         193,732
    Pollution Control, Refunding:
      (New York State Electric and Gas Corp.) 6.05%, 4/1/2034 (Insured; MBIA)                        500,000         506,335
      (Rochester Gas and Electric Project) 6.50%, 5/15/2032 (Insured; MBIA).                         400,000         413,888
New York State Housing Finance Agency, MFMR
    6.35%, 8/15/2023 (Insured; AMBAC).......................................                         500,000         510,770
New York State Medical Care Facilities Finance Agency, Revenue:
    (Hospital and Nursing Home) 6.125%, 2/15/2015 (Insured; MBIA)...........                         400,000         410,608
    (Long Term Health Care) 6.50%, 11/1/2015 (Insured; FSA).................                         200,000         213,168
    (Mental Health Service) 5.25%, 8/15/2023 (Insured; FSA).................                         220,000         200,651

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
STATEMENT OF INVESTMENTS (CONTINUED)                                                                   JULY 31, 1996
                                                                                                  PRINCIPAL
LONG-TERM MUNICIPAL INVESTMENTS (CONTINUED)                                                        AMOUNT             VALUE
                                                                                                 __________         __________
New York State Medical Care Facilities Finance Agency, Revenue (continued):
    (Mental Health Service Facilities Improvement) 5.80%, 2/15/2019 (Insured; FSA)             $    350,000       $ 345,443
    (Montefiore Medical Center):
      5.75%, 2/15/2025 (Insured; AMBAC).....................................                       1,000,000         987,130
      6%, 2/15/2035 (Insured; AMBAC)........................................                         500,000         500,950
    (New York Hospital) 6.50%, 8/15/2029 (Insured; AMBAC)...................                         500,000         528,425
    (Refunding - Saint Mary's Hospital Project) 6.20%, 11/1/2014 (Insured; AMBAC)                    200,000        206,438
New York State Urban Development Corporation, Revenue, Refunding
    (Correctional Capital Facilities) 5.50%, 1/1/2018 (Insured; FSA)........                         280,000         271,292
Niagara Falls Bridge Commission, Toll Revenue, Refunding
    5.25%, 10/1/2021 (Insured; FGIC)........................................                         200,000         186,392
Suffolk County Water Authority, Waterworks Revenue 5%, 6/1/2012 (Insured; MBIA)                      200,000         186,400
                                                                                                                  ____________
TOTAL LONG-TERM MUNICIPAL INVESTMENTS (cost $14,199,858)....................                                       $14,428,454
                                                                                                                 ==============
U.S. RELATED;
Puerto Rico Electric Power Authority, Power Revenue 3.25% (Insured; FSA) (b)
    (cost $600,000).........................................................                   $     600,000        $  600,000
                                                                                                                 ==============
TOTAL INVESTMENTS-100% (cost $14,799,858)...................................                                       $15,028,454

                                                                                                                 ==============
SUMMARY OF ABBREVIATIONS

AMBAC         American Municipal Bond Assurance Corporation      MBIA      Municipal Bond Investors Assurance
COP           Certificate of Participation                                    Insurance Corporation
FGIC          Financial Guaranty Insurance Company               MFMR      Multi-Family Mortgage Revenue
FSA           Financial Security Assurance

SUMMARY OF COMBINED RATINGS (UNAUDITED)
FITCH (C)  OR  MOODY'S   OR  STANDARD & POOR'S       PERCENTAGE OF VALUE
_____         _____         __________________      ___________________
AAA            Aaa              AAA                          100.0%
                                                           =========

NOTES TO STATEMENT OF INVESTMENTS:
    (a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
    (b) Inverse Floater Security _ the interest rate is subject to change periodically.
    (c) Fitch currently provides creditworthiness information for a limited number of investments.
    (d) At July 31, 1996, 28.3% of the Series' net assets are insured by AMBAC and 32.7% are insured by MBIA.

See notes to financial statements.


PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
STATEMENT OF ASSETS AND LIABILITIES                                                                     JULY 31, 1996
ASSETS:

    Investments in securities, at value
      (cost $14,799,858)-see statement......................................                                      $15,028,454
    Interest receivable.....................................................                                          196,917
    Prepaid expenses........................................................                                           13,353
                                                                                                                   ____________
                                                                                                                    15,238,724
LIABILITIES:
    Due to The Dreyfus Corporation and affiliates...........................                    $    6,786
    Due to Distributor......................................................                         7,483
    Due to Custodian........................................................                       114,478
    Payable for shares of Beneficial Interest redeemed......................                        10,183
    Accrued expenses and other liabilities..................................                         32,148            171,078
                                                                                                  __________       ____________
NET ASSETS  ................................................................                                       $15,067,646
                                                                                                                  ==============
REPRESENTED BY:
    Paid-in capital.........................................................                                       $14,867,744
    Accumulated net realized (loss) on investments..........................                                           (28,694)
    Accumulated net unrealized appreciation on investments-Note 3...........                                            228,596
                                                                                                                   ____________
NET ASSETS at value.........................................................                                        $15,067,646
                                                                                                                  ==============
Shares of Beneficial Interest outstanding:
    Class A Shares
      (unlimited number of $.001 par value shares authorized)...............                                           369,327
                                                                                                                  ==============
    Class B Shares
      (unlimited number of $.001 par value shares authorized)...............                                           788,979
                                                                                                                  ==============
    Class C Shares
      (unlimited number of $.001 par value shares authorized)...............                                             7,951
                                                                                                                  ==============
NET ASSET VALUE per share:
    Class A Shares
      ($4,767,941 / 369,327 shares).........................................                                            $12.91
                                                                                                                      =========
    Class B Shares
      ($10,196,918 / 788,979 shares)........................................                                            $12.92
                                                                                                                      =========
    Class C Shares
      ($102,787 / 7,951 shares).............................................                                           $12.93
                                                                                                                      =========

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
STATEMENT OF OPERATIONS                               YEAR ENDED JULY 31, 1996
INVESTMENT INCOME:
    INTEREST INCOME.........................................................                                         $818,182
    EXPENSES:
      Management fee-Note 2(a)..............................................                     $  78,481
      Shareholder servicing costs-Note 2(c).................................                        54,269
      Distribution fees-Note 2(b)...........................................                        46,306
      Auditing fees.........................................................                        15,388
      Registration fees.....................................................                        10,556
      Legal fees............................................................                         4,410
      Prospectus and shareholders' reports..................................                         2,675
      Custodian fees........................................................                         1,907
      Trustees' fees and expenses-Note 2(d).................................                         1,796
      Miscellaneous.........................................................                         8,043
                                                                                              _____________
          TOTAL EXPENSES....................................................                       223,831
      Less-reduction in management fee due to undertakings-Note 2(a)........                         8,907
                                                                                              _____________
          NET EXPENSES......................................................                                         214,924
                                                                                                                 ____________
          INVESTMENT INCOME-NET.............................................                                         603,258
REALIZED AND UNREALIZED GAIN ON INVESTMENTS-Note 3:
      Net realized (loss) on investments....................................                     $(15,804)
      Net unrealized appreciation on investments............................                      131,041
                                                                                              _____________
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS...................                                         115,237
                                                                                                                 ____________
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........................                                         $718,495
                                                                                                                ===============

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
STATEMENT OF CHANGES IN NET ASSETS
                                                                                                 YEAR ENDED JULY 31,
                                                                                         _____________________________________
                                                                                              1995                  1996
                                                                                         _____________          _____________
OPERATIONS:
    Investment income-net...................................................            $     373,738          $     603,258
    Net realized (loss) on investments......................................                  (12,890)               (15,804)
    Net unrealized appreciation on investments for the year.................                   76,318                 131,041
                                                                                         _____________          _____________
          NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..............                  437,166                 718,495
                                                                                         _____________          _____________
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net:
      Class A shares........................................................                 (172,061)               (228,880)
      Class B shares........................................................                 (201,677)               (374,193)
      Class C shares........................................................                     __                      (185)
                                                                                         _____________          _____________
          TOTAL DIVIDENDS...................................................                 (373,738)               (603,258)
                                                                                         _____________          _____________
BENEFICIAL INTEREST TRANSACTIONS:
    Net proceeds from shares sold:
      Class A shares........................................................                 3,665,511                958,421
      Class B shares........................................................                 5,533,055              4,434,130
      Class C shares........................................................                     __                   101,004
    Dividends reinvested:
      Class A shares........................................................                    98,623                155,716
      Class B shares........................................................                   118,605                193,346
      Class C shares........................................................                      __                      185
    Cost of shares redeemed:
      Class A shares........................................................              (1,027,887)              (1,190,783)
      Class B shares........................................................              (1,301,859)              (1,102,021)
                                                                                         _____________          _____________
          INCREASE IN NET ASSETS FROM BENEFICIAL INTEREST TRANSACTIONS......                7,086,048               3,549,998
                                                                                         _____________          _____________
            TOTAL INCREASE IN NET ASSETS....................................                7,149,476               3,665,235
NET ASSETS:
    Beginning of year.......................................................                4,252,935              11,402,411
                                                                                         _____________          _____________
    End of year.............................................................              $11,402,411             $15,067,646

                                                                                         =============          ===============
                                                                              SHARES
                                        ______________________________________________________________________________________
                                                      CLASS A                        CLASS B                       CLASS C
                                        _____________________________      ___________________________          ____________
                                                                                                                YEAR ENDED
                                               YEAR ENDED JULY 31,              YEAR ENDED JULY 31,              JULY 31,
                                        _____________________________      ___________________________          ____________
                                            1995             1996            1995              1996                1996*
                                           _______         _______         _______           _______             _______
CAPITAL SHARE TRANSACTIONS:

    Shares sold............               292,256            73,469          441,378          340,948              7,937
    Shares issued for dividends
      reinvested...........                 7,927            11,953            9,489           14,843                 14
    Shares redeemed........               (85,165)         (91,724)         (104,836)         (84,644)               __
                                           _______         _______         _______           _______             _______
          NET INCREASE
            (DECREASE) IN SHARES
            OUTSTANDING....                215,018         (6,302)            346,031         271,147               7,951
                                          ==========      =========           ========       ==========           ==========
    *From December 4, 1995 (commencement of initial offering) to July 31,
    1996.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
FINANCIAL HIGHLIGHTS

     Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.

                                                                                                      CLASS A SHARES
                                                                                        _______________________________________
                                                                                                   YEAR ENDED JULY 31,
                                                                                        _______________________________________
PER SHARE DATA:                                                                           1994(1)         1995           1996
                                                                                        _________        _______        _______

    Net asset value, beginning of year....................................               $12.50          $12.79         $12.75
                                                                                        _________        _______        _______
    INVESTMENT OPERATIONS:
    Investment income-net.................................................                  .18           .71              .59
    Net realized and unrealized gain (loss) on investments................                  .29          (.04)             .16
                                                                                        _________        _______        _______
      TOTAL FROM INVESTMENT OPERATIONS....................................                  .47           .67              .75
                                                                                        _________        _______        _______
    DISTRIBUTIONS;
    Dividends from investment income-net..................................                 (.18)         (.71)            (.59)
                                                                                        _________        _______        _______
    Net asset value, end of year..........................................                $12.79        $12.75           $12.91
                                                                                        =========       ========        ========
TOTAL INVESTMENT RETURN(2)................................................               3.76%(3)         5.53%           5.97%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...............................                 ._              .09%           1.17%
    Ratio of net investment income to average net assets..................               5.28%(4)         5.64%           4.56%
    Decrease reflected in above expense ratios due to undertakings by the Manager
      (limited to the expense limitation provision of the management agreement)          2.50%(4)         1.45%            .07%
    Portfolio Turnover Rate...............................................                ._              2.76%          26.18%
    Net Assets, end of year (000's Omitted)...............................               $2,054          $4,791          $4,768
    (1)  From May 6, 1994 (commencement of operations) to July 31, 1994.
    (2)  Exclusive of sales load.
    (3)  Not annualized.
    (4)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
FINANCIAL HIGHLIGHTS (CONTINUED)
    Contained below is per share operating performance data for a share of Beneficial Interest outstanding, total investment return, ratios to average net assets and other supplemental data for each year indicated. This information has been derived from the Series' financial statements.


                                                                                      CLASS B SHARES              CLASS C SHARES
                                                                               _________________________________    ____________
                                                                                                                      YEAR ENDED
                                                                                      YEAR ENDED JULY 31,               JULY 31,
                                                                               _________________________________
PER SHARE DATA:                                                                1994(1)      1995          1996          1996(2)
                                                                               ______       ______       ______         ________

    Net asset value, beginning of year......................                   $12.50      $12.80       $12.77          $13.39
                                                                               ______       ______       ______         ________
    INVESTMENT OPERATIONS:
    Investment income-net...................................                      .16         .64          .53             .33
    Net realized and unrealized gain (loss) on investments..                      .30        (.03)         .15            (.46)
                                                                               ______       ______       ______         ________
      TOTAL FROM INVESTMENT OPERATIONS......................                      .46          .61         .68            (.13)
                                                                               ______       ______       ______         ________
    DISTRIBUTIONS;
    Dividends from investment income-net....................                    (.16)        (.64)         (.53)          (.33)
                                                                               ______       ______       ______         ________
    Net asset value, end of year............................                   $12.80      $12.77        $12.92          $12.93
                                                                              ========     ======        =======        ========
TOTAL INVESTMENT RETURN(3)..................................                  3.72%(4)      5.08%        5.35%        (1.51%)(5)
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets.................                   .50%(5)       .60%        1.68%          1.99%(5)
    Ratio of net investment income to average net assets....                  4.87%(5)      5.02%        4.03%          2.99%(5)
    Decrease reflected in above expense ratios due to undertakings by the Manager (limited to the expense limitation provision of
      the management agreement).............................                  2.50%(5)      1.39%         .06%           .34%(5)
    Portfolio Turnover Rate.................................                   .-           2.76%        26.18%        26.18%
    Net Assets, end of year (000's Omitted).................                $2,199        $6,611        $10,197          $103
    (1)  From May 6, 1994 (commencement of operations) to July 31, 1994.
    (2)  From December 4, 1995 (commencement of initial offering) to July 31, 1996.
    (3)  Exclusive of sales load.
    (4)  Not annualized.
    (5)  Annualized.

See notes to financial statements.

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

     Premier Insured Municipal Bond Fund (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and operates as a series company currently offering six series, including the New York Series (the "Series"). The Fund's investment objective is to maximize current income exempt from Federal and, where applicable, from State personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the Fund's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

     Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Series offers Class A, Class B and Class C shares. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within five years of purchase and Class C shares are subject to a contingent deferred sales charge imposed at the time of redemption on redemptions made within one year of purchase. Other differences between the three Classes include the services offered to and the expenses borne by each Class and certain voting rights.

     The Fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

     The Series' financial statements are prepared in accordance with generally accepted accounting principles which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

     (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

     (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and original issue discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

     The Series follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the Series.

     (C) DIVIDENDS TO SHAREHOLDERS: It is the policy of the Series to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Series not to distribute such gain.

     (D) FEDERAL INCOME TAXES: It is the policy of the Series to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all Federal income and excise taxes.

     The Series has an unused capital loss carryover of approximately $13,000 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 1996. The carryover does not include net realized securities losses from November 1, 1995 through July 31, 1996 which are treated, for Federal income tax purposes, as arising in fiscal 1997. If not applied the carryover expires in fiscal 2004.

NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

     (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the Series' average daily net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Series' aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Series for any full fiscal year. The most stringent state expense limitation applicable to the Series presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding distribution expenses and certain expenses as described above) exceed 21\2% of the first $30 million, 2% of the next $70 million and 11\2% of the excess over $100 million of the value of the Series' average daily net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from August 1, 1995 through September 17, 1995 to reduce the management fee and reimburse such excess expenses paid by the Series, to the extent that the Series' aggregate expenses (exclusive of certain expenses as described above) exceeded specified annual percentages of the Series' average daily net assets. The Manager has currently undertaken from September 18, 1995 through September 30, 1996 to reduce the management fees paid by, or reimburse such excess expenses of the Series, to the extent that the Series' aggregate annual expenses (excluding 12b-1 distribution plan fees and certain expenses as described above) exceed an annual rate of 1.25% of the value of the Series' average daily net assets. The reduction in management fee, pursuant to the undertakings, amounted to $8,907 during the year ended July 31, 1996.

     The undertaking may be extended, modified or terminated by the Manager, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

     (B) Under the Distribution Plan adopted pursuant to Rule 12b-1 under the Act, the Series pays the Distributor for distributing the Series' Class B and Class C shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended July 31, 1996, $46,260 was charged to the Series for the Class B shares and $46 was charged to the Series for the Class C shares.

     (C) Under the Shareholder Services Plan, the Series pays the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Series and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended July 31, 1996, $12,528, $23,130 and $15 were charged to Class A, B and C shares, respectively, by the Distributor pursuant to the Shareholder Services Plan.

     Effective December 1, 1995, the Series compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Series. Such compensation amounted to $4,640 during the period ended July 31, 1996.

     (D) Each trustee who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3-SECURITIES TRANSACTIONS:

     The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the year ended July 31, 1996, amounted to $7,391,303 and $3,536,274, respectively.

     At July 31, 1996, accumulated net unrealized appreciation on investments was $228,596, consisting of $310,514 gross unrealized appreciation and $81,918 gross unrealized depreciation.

     At July 31, 1996, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF TRUSTEES
PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES

     We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Premier Insured Municipal Bond Fund, New York Series (one of the series constituting the Premier Insured Municipal Bond Fund) as of July 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Premier Insured Municipal Bond Fund, New York Series at July 31, 1996, the results of its operations for the period then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with generally accepted accounting principles.

                              [Ernst & Young LLP signature logo]
New York, New York
September 4, 1996


PREMIER INSURED MUNICIPAL BOND FUND, NEW YORK SERIES
IMPORTANT TAX INFORMATION (UNAUDITED)

     In accordance with Federal tax law, the Series hereby designates all the dividends paid from investment income-net during the fiscal year ended July 31, 1996 as "exempt-interest dividends" (not subject to regular Federal and, for individuals who are New York residents, New York State and New York City personal income taxes).

     As required by Federal tax law rules, shareholders will receive notification of their portion of the Series' taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 1996 calendar year on Form 1099-DIV which will be mailed by January 31, 1997.


PREMIER INSURED MUNICIPAL
BOND FUND, NEW YORK SERIES
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
Dreyfus Transfer, Inc.
P.O. Box 9671
Providence, RI 02940

Printed in U.S.A.                        916/382AR967
Annual Report
Premier Insured
Municipal Bond Fund
New York Series
July 31, 1996
[lion2/hres logo]

-----------------------------------------------
LONG-TERM MUNICIPAL INVESTMENTS--94.3%           FLORIDA        FLORIDA       TOTAL       FLORIDA         FLORIDA         TOTAL
                                                 SERIES         SERIES                     SERIES          SERIES
-----------------------------------------------  -------        --------      -------     ---------       ---------      --------
Alachua County Health Facilities Authority,
Health Facilities Revenue, Refunding
   (Santa Fe Healthcare Facilities Project)    $ 3,500,000    $    -         $3,500,000  $3,983,035      $   -          $3,983,035
   7.60%, 11/15/2013

Arcadia, Water and Sewer Revenue 7.75%,          2,190,000         -          2,190,000   2,452,625          -           2,452,625
12/1/2021

Boca Raton Community Redevelopment Agency,
Tax Increment Revenue
   (Mizner Park Project) 5.875%, 3/1/2013          -            250,000       250,000        -             254,265       254,265
   (Insured; FGIC)

Boynton Beach, MFHR (Clipper Clove Apartments)   2,000,000         -          2,000,000   2,006,260          -           2,006,260
6.45%, 1/1/2027

Brevard County, IDR (NUI Corp. Project) 6.40%,     -            1,000,000     1,000,000      -            1,052,170      1,052,170
10/1/2024 (Insured; AMBAC)

Brevard County Health Facilities Authority, HR
   (Holmes Regional Medical Center Project):
      5.70%, 10/1/2008 (Insured; MBIA)           4,585,000         -          4,585,000   4,714,756          -           4,714,756
      Refunding 5.625%, 10/1/2014 (Insured;      2,000,000         -          2,000,000   1,975,200          -           1,975,200
      MBIA)

Broward County Health Facilities Authority,
Revenue, Refunding
   (Broward County Nursing Home) 7.50%,          1,000,000         -          1,000,000   1,064,380          -           1,064,380
   8/15/2020 (LOC; Allied Irish Bank)
   (a)
Broward County Tourist Development, Special
Tax Revenue, Refunding
   (Convention Center) 5.60%, 10/1/2009            -            350,000       350,000        -             355,530       355,530
   (Insured;
   AMBAC)

Celebration Community Development District,
Special Assessment
   6.10%, 5/1/2016 (Insured;                       -            500,000       500,000        -             516,185       516,185
   MBIA)

Charlotte County:
   Health Care Facilities Revenue
      9.25%,                                     1,635,000         -          1,635,000   1,794,543          -           1,794,543
      7/1/2020
   Utility Revenue, Refunding                                      -
      5.625%, 10/1/2021 (Insured;                3,000,000                    3,000,000   2,959,980          -           2,959,980
      FGIC)

Clay County Housing Finance Authority, SFMR
   8.20%, 6/1/2021 (Collateralized;              670,000           -          670,000      703,915           -           703,915
   GNMA)

Collier County, Capital Improvement Revenue,
Refunding
   6%, 10/1/2012 (Insured;                         -            1,000,000     1,000,000      -            1,042,810      1,042,810
   MBIA)

Collier County Water - Sewer District, Water
Revenue, Refunding
   5%, 7/1/2016 (Insured;                          -            1,000,000     1,000,000      -             920,030       920,030
   FGIC)

Dade
County:
   Aviation Revenue:
            6.125%, 10/1/2020 (Insured; MBIA)      -            1,000,000     1,000,000      -            1,018,840      1,018,840
             6.55%, 10/1/2013 (Insured; MBIA)    4,225,000         -          4,225,000   4,514,751          -           4,514,751
      (Miami International Airport) 5.75%,       10,000,000        -          10,000,000  9,977,500          -           9,977,500
      10/1/2013 (Insured; MBIA)

   Public Facilities Revenue, Refunding
   (Jackson Memorial Hospital)
      5.625%, 6/1/2018 (Insured; MBIA)             -            250,000       250,000        -             244,448       244,448
   Refunding:
      5%, 10/1/2035 (Insured; AMBAC)             3,000,000         -          3,000,000   2,648,850          -           2,648,850
      (Seaport) 5.125%, 10/1/2021 (Insured MBIA) 7,500,000         -          7,500,000   6,875,250          -           6,875,250
   Water and Sewer Systems Revenue:
      5.50%, 10/1/2025 (Insured; FGIC)           5,000,000      2,500,000     7,500,000   4,820,350       2,410,175      7,230,525
      6.25%, 10/1/2011 (Insured; FGIC)           2,115,000         -          2,115,000   2,305,096          -           2,305,096

Dade County Health Facilities Authority, HR
   (South Shore Hospital and Medical Center)     2,345,000         -          2,345,000   2,546,084          -           2,546,084
   7.60%, 8/1/2024 (Insured; FHA)

Dade County Housing Finance Authority,
Refunding:
   MFMR (Lincoln Fields Apartments) 6.25%,         -            600,000       600,000        -             606,672       606,672
   7/1/2024 (Insured; MBIA)
   Revenue:
      MFMR (Cutler Meadows Apartment) 6.50%,     1,785,000         -          1,785,000   1,809,544          -           1,809,544
      7/1/2022 (Insured; FHA)
      SFMR 6.70%, 4/1/2028 (Collateralized:      4,500,000         -          4,500,000   4,564,125          -           4,564,125
      FNMA & GNMA)
Dade County School Board, COP 5.50%, 5/1/2025      -            1,475,000     1,475,000      -            1,420,292      1,420,292
(Insured; AMBAC)

Duval County Housing Finance Authority, SFMR:
   7.85%, 12/1/2022 (Collateralized; GNMA)       2,625,000         -          2,625,000   2,768,719          -           2,768,719
   7.70%, 9/1/2024 (Collateralized; GNMA)        1,460,000         -          1,460,000   1,543,673          -           1,543,673

Escambia County, Sales Tax Revenue, Refunding      -            500,000       500,000        -             501,785       501,785
5.80%, 1/1/2015 (Insured; FGIC)

Escambia County Housing Finance Authority, SFMR  1,090,000         -          1,090,000   1,155,040          -           1,155,040
7.80%, 4/1/2022

First Governmental Financing Commission,
Revenue
   (Gainesville, Hollywood & St. Petersburg)     2,150,000         -          2,150,000   2,159,395          -           2,159,395
   5.75%, 7/1/2016 (Insured; AMBAC)

Florida Board of Education, Capital Outlay:
   5.80%, 6/1/2024 (Insured; FGIC)                 -            1,000,000     1,000,000      -            1,002,990      1,002,990
   Refunding:
      5.80%,  6/1/2010                            2,000,000         -          2,000,000   2,059,780          -           2,059,780
      5%,   6/1/2015                              10,300,000        -          10,300,000  9,412,140          -           9,412,140

Florida Correctional Privatization
Commission, COP:
   (Bay County Correctional Facility Project)      -            250,000       250,000        -             253,280       253,280
   6%, 8/1/2015 (Insured;  MBIA)
   (Glades County Correctional Facility) 6%,       -            350,000       350,000        -             368,809       368,809
   8/1/2014 (Insured; MBIA)

Florida Department of General Services
Division, Facilities Management Revenue
   6.125%, 9/1/2023 (Insured; AMBAC)               -            1,000,000     1,000,000      -            1,031,540      1,031,540

Florida Division of Bond Finance Department,
General Services Revenues:
   (Department of Environmental-Preservation
   2000)
      5.75%, 7/1/2013 (Insured;  AMBAC)            -            1,000,000     1,000,000      -            1,013,140      1,013,140
   (Department of Natural
   Resources-Preservation 2000)
      5.75%, 7/1/2013 (Insured; AMBAC)           7,695,000         -          7,695,000   7,796,112          -           7,796,112
      5.80%, 7/1/2013 (Insured; FSA)               -             700,000       700,000        -             708,239       708,239

Florida Housing Finance Agency:
   (Brittany Rosemont Apartments) 7%, 2/1/2035   6,000,000         -          6,000,000   6,352,200          -           6,352,200

   (Turtle Creek Apartment Projects) 6.10%,      1,000,000         -          1,000,000   1,006,560          -           1,006,560
   5/1/2016 (Insured; AMBAC)
   Single Family Mortgage, Refunding 6.65%,      2,415,000         -          2,415,000   2,465,739          -           2,465,739
   1/1/2024 (Collateralized: FNMA & GNMA)
   Single Family Mortgage 6.65%, 7/1/2026          -            1,820,000     1,820,000      -            1,869,559      1,869,559
   (Insured; MBIA)

Florida Municipal Power Agency, Revenue (All
Requirements Power Supply Project)
   5.10%, 10/1/2025 (Insured; AMBAC)               -            1,000,000     1,000,000      -             907,860       907,860

Florida Turnpike Authority, Turnpike Revenue,
Refunding
   5%, 7/1/2019 (Insured; FGIC)                    -            1,000,000     1,000,000      -             904,510       904,510

Fort Pierce Utilities Authority, Revenue,
Refunding
   5.25%, 10/1/2016 (Insured;  AMBAC)               -            500,000       500,000        -             476,360       476,360

Gainesville, Guaranteed Entitlement Revenue,
Refunding
   5.50%, 8/1/2017 (Insured; AMBAC)                 -            750,000       750,000        -             736,718       736,718

Gainesville, Utility System Revenue, Refunding   5,000,000         -          5,000,000   4,544,850          -           4,544,850
5.20%, 10/1/2026
Greater Orlando Aviation Authority, Airport
Facilities Revenue, Refunding
   5.50%, 10/1/2013 (Insured; AMBAC)             2,750,000         -          2,750,000   2,692,993          -           2,692,993

Highlands County Health Facilities Authority,
Revenue (Adventist Sunbelt Hospital)
   7%,  11/15/2014                               1,500,000         -          1,500,000   1,625,535          -           1,625,535

Hillsborough, Capital Improvement Program,
Revenue, Refunding
   5%, 8/1/2015 (Insured; FGIC)                  3,325,000         -          3,325,000   3,066,082          -           3,066,082

Hillsborough County, Utility Revenue,
Refunding:
   6.625%,  8/1/2011                             4,000,000         -          4,000,000   4,267,160          -           4,267,160
   7%,  8/1/2014                                 4,765,000         -          4,765,000   5,123,662          -           5,123,662

Hillsborough County Aviation Authority,
Revenue:
   Refunding (Delta Airlines):
      6.80%, 1/1/2024                            2,500,000         -          2,500,000   2,572,625          -           2,572,625
      7.75%,  1/1/2024                           1,500,000         -          1,500,000   1,588,950          -           1,588,950
   (Tampa International Airport):
      5.375%, 10/1/2023 (Insured; FGIC)            -            1,000,000     1,000,000      -             938,900       938,900
      Refunding 5.50%, 10/1/2013 (Insured; FGIC)   -            500,000       500,000        -             493,675       493,675

Hillsborough County Industrial Development
Authority:
   IDR (University Community Hospital) 5.80%,      -            500,000       500,000        -             498,270       498,270
   8/15/2024 (Insured; MBIA)
   PCR, Refunding (Tampa Electric Company
   Project)
      6.25%, 12/1/2034 (Insured; MBIA)             -            1,000,000     1,000,000      -            1,036,480      1,036,480

Hillsborough County Port District, Special
Revenue, Refunding
   (Tampa Port Authority) 6%, 6/1/2020             -            1,000,000     1,000,000      -            1,003,460      1,003,460
   (Insured; FSA)

Hollywood, Water and Sewer Revenue, Refunding      -            500,000       500,000        -             492,685       492,685
5.50%, 10/1/2015 (Insured; FGIC)

Indian River County, Water and Sewer Revenue     1,750,000         -          1,750,000   1,721,720          -           1,721,720
5.50%, 9/1/2016 (Insured; FGIC)
Indian Trace Community Development District,
Water and Sewer Revenue
   8.50%, 4/1/1997                                 151,000           -          151,000      154,526           -           154,526

Jacksonville:
   Excise Taxes Revenue, Refunding 5%,           3,490,000         -          3,490,000   3,220,712          -           3,220,712
   10/1/2016 (Insured; FGIC)
   Water and Sewer Revenue 5%, 10/1/2020         3,000,000         -          3,000,000   2,706,090          -           2,706,090
   (Insured; MBIA)

Jacksonville Health Facilities Authority, HR:
   (Memorial Regional Rehabilitation Center
   Project)
      6.625%, 5/1/2022 (Insured; MBIA)              -            500,000       500,000        -             557,360       557,360
   Refunding (Saint Luke's Hospital)
      7.125%, 11/15/2020                           6,700,000         -          6,700,000   7,279,081          -           7,279,081

Lee County, Tourist Development Tax Revenue,
Refunding
   5.625%, 10/1/2011 (Insured; FGIC)               -            250,000       250,000        -             253,102       253,102

Miami Health Facilities Authority, Health
Facilities Revenue, Refunding
   (Mercy Hospital Project) 5.125%, 8/15/2020      -            200,000       200,000        -             182,246       182,246
   (Insured; AMBAC)

Miramar:
   Public Service Tax Revenue 6.15%, 10/1/2024     -            1,000,000     1,000,000      -            1,026,970      1,026,970
   (Insured; FGIC)
   Water Improvement Assessment Revenue 5.60%,     -            200,000       200,000        -             195,686       195,686
   10/1/2024 (Insured; FGIC)

North Miami, Educational Facilities Revenue
(Johnson & Whales University Project)
   6.10%,  4/1/2013                              5,000,000         -          5,000,000   4,924,550          -           4,924,550

North Miami Health Facilities Authority,
Health Facilities Revenue
   (Villa Maria Nursing Housing Project) 7.50%,  2,670,000         -          2,670,000   2,911,955          -           2,911,955
   9/1/2012
Okeechobee, Water and Sewer Revenue
   6.50%, 1/1/2017 (Insured; MBIA, Prerefunded     -            1,220,000     1,220,000      -            1,359,568      1,359,568
   1/1/2003)(b)
Orange County, Solid Waste Facilities Revenue    4,910,000         -          4,910,000   5,307,906          -           5,307,906
6.375%, 10/1/2007 (Insured; FGIC)

Orange County, Tourist Development Tax
Revenue:
   6.50%, 10/1/2019 (Insured; AMBAC)              -            1,000,000     1,000,000      -            1,064,650      1,064,650
   6%, 10/1/2024 (Insured; MBIA)                    -            200,000       200,000        -             202,790       202,790

Orange County Health Facilities Authority,
Health Facilities Revenue
   (Mental Health Service Project) 9.25%,        3,735,000         -          3,735,000   4,378,690          -           4,378,690
   7/1/2020 (Prerefunded 7/1/2000)(b)

Orlando and Orange County Expressway
Authority, Expressway Revenue, Refunding:
   (Junior Lien) 5.25%, 7/1/2019 (Insured; FGIC)   -            250,000       250,000        -             234,027       234,027
   (Senior Lien) 5.50%, 7/1/2018 (Insured;FGIC)    -            200,000       200,000        -             196,368       196,368

Osceola County Industrial Development
Authority, Revenue
   (Community Provider Pooled Loan Program)      5,235,000         -          5,235,000   5,321,849          -           5,321,849
   7.75%, 7/1/2017

Osceola County School Board, COP 5.75%,            -            250,000       250,000        -             250,630       250,630
6/1/2014 (Insured; AMBAC)
Palm Bay, Utility Revenue, Refunding (Palm
Bay Utility Corp. Project)
   5%, 10/1/2022 (Insured; MBIA)                 5,300,000         -          5,300,000   4,761,838          -           4,761,838

Palm Beach County:
   Solid Waste Industrial Development Revenue:
      (Okeelanta Power LP Project) 6.85%,        11,000,000        -          11,000,000  9,975,350          -           9,975,350
      2/15/2021
      (Osceola Power LP) 6.85%,                  5,800,000         -          5,800,000   5,330,954          -           5,330,954
      1/1/2014
   Water and Sewer Revenue 5%, 10/1/2010         4,320,000         -          4,320,000   4,160,462          -           4,160,462
   (Insured; MBIA)

Palm Beach County Housing Finance Authority,
Single Family Mortgage Purchase Revenue
   6.55%, 4/1/2027                               2,750,000         -          2,750,000   2,810,857          -           2,810,857

Panama City, Water and Sewer Revenue 5.625%,     2,000,000         -          2,000,000   1,995,040          -           1,995,040
10/1/2016 (Insured; MBIA)

Pinellas County, PCR, Refunding (Florida Power   3,000,000         -          3,000,000   3,218,700          -           3,218,700
Corp.) 7.20%, 12/1/2014
Pinellas County Housing Finance Authority,
SFMR:
   7.70%,8/1/2022                                2,810,000         -          2,810,000   2,969,805          -           2,969,805
   (Multi-County Program) 6.70%, 2/1/2028        5,000,000         -          5,000,000   5,105,350          -           5,105,350
   (Insured; FHA)
Polk County Industrial Development Authority,
IDR
   (IMC Fertilizer) 7.525%  1/1/2015            10,000,000        -          10,000,000  10,503,300         -           10,503,300

Polk County School Board, COP (Master Lease
Program)
   5.875%, 1/1/2015 (Insured; MBIA)                -            1,000,000     1,000,000      -            1,013,120      1,013,120

Reedy Creek, Improvement District 5%, 6/1/2019   9,000,000         -          9,000,000   8,141,850          -           8,141,850
(Insured; AMBAC)

Saint Lucie County, SWDR (Florida Power and
Light Co. Project)
   7.15%,  2/1/2023                              4,000,000         -          4,000,000   4,334,280          -           4,334,280

Sarasota County, Utility System Revenue,
Refunding:
   5.25%, 10/1/2016 (Insured; FGIC)              1,000,000         -          1,000,000    949,260           -           949,260
   5.25%, 10/1/2025 (Insured; FGIC)              3,500,000         -          3,500,000   3,251,290          -           3,251,290

Seminole County School Board, COP 6.125%,          -            325,000       325,000        -             333,232       333,232
7/1/2019 (Insured; MBIA)

Tampa, Revenue (Allegany Health Systems -
Saint Joseph)
   6.50%, 12/1/2023 (Insured; MBIA)                -            1,000,000     1,000,000      -            1,058,120      1,058,120

Tampa, Water and Sewer Revenue 5.125%,           1,000,000         -          1,000,000    932,650           -           932,650
10/1/2017 (Insured; FGIC)
Tampa Sports Authority, Sales Tax Revenue
(Tampa Bay Arena Project)
   5.75%, 10/1/2025 (Insured; MBIA)               -            1,000,000     1,000,000      -            1,013,410      1,013,410

Venice, Utility Revenue, Refunding 5.50%,          -            500,000       500,000        -             495,200       495,200
7/1/2014 (Insured; MBIA)

Volusia County, Sales Tax Improvement Revenue      -            500,000       500,000        -             505,635       505,635
5.75%, 10/1/2013 (Insured; MBIA)
U.S. RELATED--3.9%

Guam Airport Authority, Revenue 6.70%,           5,000,000         -          5,000,000   5,097,050          -           5,097,050
10/1/2023

Virgin Islands Public Finance Authority,         5,400,000         -          5,400,000   5,776,164          -           5,776,164
Revenue, Refunding 7.25%, 10/1/2018
                                                                                         ----------      ----------     ---------

TOTAL LONG-TERM MUNICIPAL INVESTMENTS
(cost $268,397,635)                                                                      $241,158,738    $34,021,791    $275,180,529
                                                                                           ==========      ==========     =========

SHORT-TERM MUNICIPAL INVESTMENTS--1.8%
-----------------------------------------------

FLORIDA--1.6%

Broward County Housing Finance Authority,
MFHR
   (Sanctuary Apartment Project) VRDN 3.50%    $ 3,000,000    $    -         $3,000,000  $3,000,000      $   -          $3,000,000
   (LOC; PNC Bank)(a,c)

Jacksonville, HR (Baptist Medical Center
Project) VRDN
   3.70% (LOC; First Union National Bank)        1,500,000         -          1,500,000   1,500,000          -           1,500,000
   (a,c)
U.S. RELATED--.2%

Puerto Rico Commonwealth, Government
Development Bank, VRDN
   3.25% (LOC; Credit Suisse) (a,c)                -            500,000       500,000        -             500,000       500,000
                                                                                         ----------      ----------     ---------

TOTAL SHORT-TERM MUNICIPAL INVESTMENTS (cost                                             $4,500,000      $ 500,000      $5,000,000
$5,000,000)                                                                              ==========      ==========     =========

TOTAL INVESTMENTS--100.0%
   (cost $240,220,825, $33,176,810 and $273,397,635, respectively)                       $245,658,738    $34,521,791    $280,180,529
                                                                                         ==========      ==========     =========



SUMMARY OF ABBREVIATIONS
-----------------------------------------------------------------


AMBAC       American Municipal Bond  LOC        Letter
            Assurance Corporation               of
                                                Credit
COP         Certificate of           MBIA       Municipal Bond
            Participation                       Investors
                                                Assurance
FGIC        Financial                             Insurance
            Guaranty                            Corporation
            Insurance
            Company
FHA         Federal Housing          MFHR       Multi-Family
            Administration                      Housing Revenue
FNMA        Federal                  MFMR       Multi-Family
            National                            Mortgage Revenue
            Mortgage
            Association
FSA         Financial                PCR        Pollution
            Security                            Control Revenue
            Assurance
GNMA        Government National      SFMR       Single Family
            Mortgage Association                Mortgage Revenue
HR          Hospital                 SWDR       Solid Waste
            Revenue                             Disposal Revenue
IDR         Industrial               VRDN       Variable Rate
            Development                         Demand Notes
            Revenue

SUMMARY OF COMBINED RATINGS (UNAUDITED)

FITCH (D)    OR          MOODY'S              OR   STANDARD   PERCENTAGE OF
                                                   & POOR'S   VALUE
AAA                      Aaa                             AAA       59.4%
AA                       Aa                              AA         11.0
A                        A                               A          3.1
BBB                      Baa                             BBB        6.1
BB                       Ba                              BB         5.2
F1+ & F1                 MIG1,                           SP1        1.8
                         VMIG1 &                   & A1
                         P1
Not                      Not                         Not            13.4
Rated (e)                Rated                     Rated (e)       ----
                         (e)
                                                                   100.0%


NOTES TO STATEMENT OF INVESTMENTS:
-------------------------------------------------------------------------

(A) Secured by letters of credit.

(B) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(C) Securities payable on demand. The interest rate, which is subject to change, is based upon prime rates or an index of market interest rates.

(D) Fitch currently provides creditworthiness information for a limited number of investments.

(E) Securities which, while not rated by Fitch, Moody's or Standard & Poors, have been determined by the Fund's Board of Trustees to be of comparable quality to those rated securities in which the Fund may invest.


                         See notes to pro forma financial statements.

---------------------------
Statement of Assets and
Liabilities
----------------------------------------------------------------------

-------------------
July 31, 1996                               Premier State       Premier
(Unaudited)                                                    Insured
-------------------
                                            Municipal Bond  Municipal Bond              Pro-Forma
                                                Fund,           Fund,                   Combined
                                           Florida Series   Florida Series   Adjustments(Note 1)
                                           ---------------- ---------------  ---- ---------------------
ASSETS:
   Investments in securities, at          $    245,658,738  $   34,521,791  $    $         280,180,529
value--see statement
   Cash.                                         2,510,414        -                          2,510,414
   Interest receivable                           4,366,445         484,464                   4,850,909
   Receivable for shares of                         56,258        -                             56,258
Beneficial Interest subscribed
   Prepaid expenses                                  8,114           9,252                      17,366
                                          ----------------- --------------- ---  ----------------------


      Total Assets.                            252,599,969      35,015,507   0             287,615,476
                                          ----------------- --------------- ---  ----------------------

LIABILITIES:
   Due to The Dreyfus Corporation and              115,697          16,522                     132,219
affiliates.
   Due to Distributor                               63,908          14,971                      78,879
   Due to Custodian                               -                 36,606                      36,606
   Payable for investment securities             2,909,644        -                          2,909,644
purchased.
   Payable for shares of Beneficial
     Interest redeemed.                            980,433         165,747                   1,146,180
   Accrued expenses and other                       37,177          55,926                      93,103
liabilities
                                          ----------------- --------------- ---  ----------------------

      Total Liabilities.                         4,106,859         289,772   0               4,396,631
                                          ----------------- --------------- ---  ----------------------

NET ASSETS                                $    248,493,110  $   34,725,735  $0   $         283,218,845
                                          ================= =============== ===  ======================

REPRESENTED BY:
   Paid-in capital.                       $    238,641,126  $   32,850,681  $    $         271,491,807
   Accumulated undistributed net
realized gain on
     investments.                                4,414,071         530,073                   4,944,144
   Accumulated net unrealized
appreciation on
     investments.                                5,437,913       1,344,981                   6,782,894
                                          ----------------- --------------- ---  ----------------------

NET ASSETS, at value                      $    248,493,110  $   34,725,735  $0   $         283,218,845
                                          ================= =============== ===  ======================

Shares of Common Stock outstanding:
Premier State Municipal Bond Fund,
Florida Series
   Class A Shares                               15,275,856
                                          =================

   Class B Shares                                1,839,095
                                          =================

   Class C Shares                                    2,435
                                          =================


Premier Insured Municipal Bond Fund,
Florida Series
   Class A Shares                                                1,243,656
                                                            ===============

   Class B Shares                                                1,371,066
                                                            ===============

   Class C Shares                                                       75
                                                            ===============

NET ASSET VALUE per share:
Premier State Municipal Bond Fund,
Florida Series
Class A  Shares
     ($221,770,533 / 15,275,856                    $14.52
shares).

Class B  Shares
     ($26,687,254 / 1,839,095 shares).             $14.51

Class C  Shares
     ($35,323 / 2,435 shares).                     $14.51

Premier Insured Municipal Bond Fund,
Florida Series
Class A  Shares
     ($16,515,051 / 1,243,656 shares)                              $13.28

Class B  Shares
     ($18,209,688 / 1,371,066 shares).                             $13.28

Class C  Shares
     ($996 / 75 shares).                                           $13.28

Pro forma Combined Portfolio - Class
A Shares
     ($238,285,584 / 16,413,256                                                                $14.52
shares).

Pro forma Combined Portfolio - Class
B Shares
     ($44,896,942 / 3,094,070 shares).                                                         $14.51

Pro forma Combined Portfolio - Class
C Shares
     ($36,319 / 2,503 shares).                                                                 $14.51


                  See notes to pro forma financial statements.


STATEMENT OF ASSETS AND LIABILITIES

-------------------
JULY 31, 1996                               PREMIER STATE       PREMIER
(UNAUDITED)                                                    INSURED
-------------------
                                            MUNICIPAL BOND  MUNICIPAL BOND              PRO-FORMA
                                                FUND,           FUND,                   COMBINED
                                           FLORIDA SERIES   FLORIDA SERIES   ADJUSTMENTS  (NOTE 1)
                                           ---------------- ---------------  ---- -----  ----------------

ASSETS:
   Investments in securities, at          $    245,658,738  $   34,521,791  $    $         280,180,529
value--see statement
   Cash.                                         2,510,414        -                          2,510,414
   Interest receivable                           4,366,445         484,464                   4,850,909
   Receivable for shares of                         56,258        -                             56,258
Beneficial Interest subscribed
   Prepaid expenses                                  8,114           9,252                      17,366
                                          ----------------- --------------- ---  ----------------------


      TOTAL ASSETS.                            252,599,969      35,015,507   0             287,615,476
                                          ----------------- --------------- ---  ----------------------

LIABILITIES:
   Due to The Dreyfus Corporation and              115,697          16,522                     132,219
affiliates.
   Due to Distributor                               63,908          14,971                      78,879
   Due to Custodian                               -                 36,606                      36,606
   Payable for investment securities             2,909,644        -                          2,909,644
purchased.
   Payable for shares of Beneficial
     Interest redeemed.                            980,433         165,747                   1,146,180
   Accrued expenses and other                       37,177          55,926                      93,103
liabilities
                                          ----------------- --------------- ---  ----------------------

      TOTAL LIABILITIES.                         4,106,859         289,772   0               4,396,631
                                          ----------------- --------------- ---  ----------------------

NET ASSETS                                $    248,493,110  $   34,725,735  $0   $         283,218,845
                                          ================= =============== ===  ======================

REPRESENTED BY:
   Paid-in capital.                       $    238,641,126  $   32,850,681  $    $         271,491,807
   Accumulated undistributed net
realized gain on
     investments.                                4,414,071         530,073                   4,944,144
   Accumulated net unrealized
appreciation on
     investments.                                5,437,913       1,344,981                   6,782,894
                                          ----------------- --------------- ---  ----------------------

NET ASSETS, at value                      $    248,493,110  $   34,725,735  $0   $         283,218,845
                                          ================= =============== ===  ======================

Shares of Common Stock outstanding:
Premier State Municipal Bond Fund,
Florida Series
   Class A Shares                               15,275,856
                                          =================

   Class B Shares                                1,839,095
                                          =================

   Class C Shares                                    2,435
                                          =================


Premier Insured Municipal Bond Fund,
Florida Series
   Class A Shares                                                1,243,656
                                                            ===============

   Class B Shares                                                1,371,066
                                                            ===============

   Class C Shares                                                       75
                                                            ===============

NET ASSET VALUE per share:
Premier State Municipal Bond Fund,
Florida Series
Class A  Shares
     ($221,770,533 / 15,275,856                    $14.52
                                                   ======
shares).

Class B  Shares
     ($26,687,254 / 1,839,095 shares).             $14.51
                                                   ======

Class C  Shares
     ($35,323 / 2,435 shares).                     $14.51
                                                   ======

Premier Insured Municipal Bond Fund,
Florida Series
Class A  Shares
     ($16,515,051 / 1,243,656 shares)                              $13.28
                                                                   ======

Class B  Shares
     ($18,209,688 / 1,371,066 shares).                             $13.28
                                                                   ======

Class C  Shares
     ($996 / 75 shares).                                           $13.28
                                                                   ======

Pro forma Combined Portfolio - Class
A Shares
     ($238,285,584 / 16,413,256                                                                $14.52
                                                                                               ======
shares).

Pro forma Combined Portfolio - Class
B Shares
     ($44,896,942 / 3,094,070 shares).                                                         $14.51
                                                                                               ======

Pro forma Combined Portfolio - Class
C Shares
     ($36,319 / 2,503 shares).                                                                 $14.51
                                                                                               ======


                        See notes to pro forma financial statements.


STATEMENT OF OPERATIONS
JULY 31, 1996
(UNAUDITED)

                                                             PREMIER
                                             PREMIER STATE    INSURED
                                               MUNICIPAL     MUNICIPAL
                                                 BOND           BOND                           PRO-FORMA
                                                 FUND,         FUND,                          COMBINED
                                                FLORIDA       FLORIDA      ADJUSTMENTS       (NOTE 1)
                                                SERIES         SERIES
                                            ---------------------------------------------------------------
INVESTMENT INCOME:
   INTEREST INCOME                          $16,461,484    $ 2,240,447   $     -        $       18,701,931

   EXPENSES:
     Management fee.                        $1,462,814     $   213,934   $     -        $        1,676,748
     Shareholder servicing costs             817,647           133,574       (50,000)              901,221
     Distribution fees                       136,019            99,886         -                   235,905
     Legal fees                              40,848             11,548       (10,000)               42,396
     Custodian fees.                         28,490              4,189         -                    32,679
     Auditing fees                           28,389             64,062       (62,000)               30,451
     Prospectus and shareholders'             7,848              8,732        (6,000)               10,580
reports
     Trustees' fees and expenses              3,547              4,783        (4,500)                3,830
     Registration fees                        2,423              2,472        (2,472)                2,423
     Miscellaneous                           15,422             13,800         -                    29,222
                                            --------       ------------  -------------  -------------------

          TOTAL EXPENSES                     2,543,447         556,980      (134,972)            2,965,455

     Less--reduction in management fee
due to
       undertakings                            -                55,951         -                    55,951
                                            --------       ------------  -------------  -------------------

          NET EXPENSES.                      2,543,447         501,029      (134,972)            2,909,504
                                            --------       ------------  -------------  -------------------

          INVESTMENT INCOME--NET.            13,918,037      1,739,418        134,972           15,792,427
                                            --------       ------------  -------------  -------------------

REALIZED AND UNREALIZED GAIN ON
INVESTMENTS:
   Net realized gain on investments.        $6,611,320     $   544,013   $     -        $        7,155,333
   Net unrealized appreciation               (7,981,760)       234,447         -               (7,747,313)
(depreciation) on investments
                                            --------       ------------  -------------  -------------------

          NET REALIZED AND UNREALIZED
GAIN
               (LOSS) ON INVESTMENTS         (1,370,440)       778,460         -                 (591,980)
                                            --------       ------------  -------------  -------------------

NET INCREASE IN NET ASSETS RESULTING
FROM OPERATIONS                             $12,547,597    $ 2,517,878   $    134,972   $       15,200,447
                                            ========       ============  =============  ===================


                  See notes to pro forma financial statements.


------------------------------------------------------------------------------
PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
------------------------------------------------------------------------------
NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
PREMIER STATE MUNICIPAL BOND FUND, FLORIDA SERIES
------------------------------------------------------------------------------
NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - BASIS OF COMBINATION:


   On October 31, 1996 the Boards of Premier State Municipal Bond Fund, Florida Series ("Premier State-Florida") and Premier Insured Municipal Bond Fund, Florida Series ("Premier Insured-Florida") approved an Agreement and Plan of Reorganization whereby, subject to approval by the shareholders of Premier Insured-Florida, Premier State-Florida will acquire all the assets, subject to the liabilities, of Premier Insured-Florida, in exchange for a number of Premier State-Florida shares equal to the pro rata net assets of Premier Insured-Florida (the "Merger").

   The Merger will be accounted for as a tax free merger of investment companies. The unaudited pro forma statements of investments, and of assets and liabilities reflect the financial position of the respective series of Premier State-Florida and Premier Insured-Florida at July 31, 1996. The unaudited pro forma statement of operations reflects the results of operations of the respective series of Premier State-Florida and Premier Insured-Florida for the twelve months ended July 31, 1996 and the year ended July 31, 1996, respectively. These statements have been derived from the books and records utilized in Premier State- Florida, and Premier Insured-Florida, under generally accepted accounting principles. The historical cost of investment securities will be carried forward to the surviving entity and results of operations of Premier State-Florida for pre-combination periods will not be restated.

   The pro forma statements of investments, assets and liabilities and operations should be read in conjunction with the historical financial statements of the Series included or incorporated by reference in the corresponding Fund's Statement of Additional Information. The pro forma combined financial statements are presented for information only and may not necessarily be representative of what the actual combined financial statements would have been had the reorganization occurred at July 31, 1996.

NOTE 2 - PORTFOLIO VALUATION:

  (A) PORTFOLIO VALUATION: The Series' investments (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service ("Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available.

NOTE 3 - CAPITAL SHARES:

   The pro forma net asset value per share assumes 1,137,400, 1,254,975 and 68 additional shares of beneficial interest of Class A, Class B and Class C, respectively, of Premier State-Florida were issued in connection with the proposed acquisition by Premier State-Florida of the corresponding Class of shares of Premier Insured-Florida as of July 31, 1996. The number of additional shares issued was calculated by dividing the net assets of Premier Insured-Florida Class A, Class B and Class C at July 31, 1996 by the net asset value per share of Premier State-Florida Class A, Class B and Class C at July 31, 1996 of $14.52, $14.51 and $14.51 for Class A, Class B and Class C Shares, respectively. The pro forma combined number of shares outstanding of 19,509,829 consists of the 1,137,400, 1,254,975 and 68 shares issuable to Premier Insured-Florida Class A, Class B and Class C, respectively, as a result of the merger and the 15,275,856, 1,839,095 and 2,435 shares of Premier State-Florida outstanding Class A, Class B and Class C, respectively, at July 31, 1996.

NOTE 4 - PRO FORMA OPERATING EXPENSES:

   Although it is anticipated that there will be an elimination of certain duplicative expenses as a result of the proposed Merger, the actual amount of such expenses can not be determined because it is not possible to predict the cost of future operations. The unaudited pro forma statement of operations reflects the anticipated adjustments to the expenses as a result of the Merger.

NOTE 5 - MERGER COSTS:

   Merger costs are estimated at approximately $23,000 and are not included in the pro forma statement of operations since these costs are not reoccurring. These costs represent the estimated expense of Premier State-Florida and Premier Insured-Florida carrying out their obligations under the Agreement and Plan of Reorganization and consist of management's estimate of legal fees, accounting fees, printing costs and mailing charges related to the proposed Merger.

NOTE 6 - FEDERAL INCOME TAXES:

   Each Series has elected to be taxed as a "regulated investment company" under the Internal Revenue Code. After the Merger, Premier State-Florida intends to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes.

   The identified cost of investments for the Series is substantially the same for both financial accounting and federal income tax purposes. The tax cost of investments will remain unchanged for the combined entity.

              PREMIER CALIFORNIA MUNICIPAL BOND FUND
                                     PART C

                                OTHER INFORMATION


ITEM 15.   INDEMNIFICATION.

           The response to this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A, filed on June 3, 1996.

ITEM 16. Exhibits - All references are to Post-Effective Amendment No. 15 to the Registrant's Registration Statement on Form N-1A, filed on March 30, 1995 (File No. 33-7498) (the "Registration Statement") unless otherwise noted.

       (1)       Registrant's Amended and Restated Agreement and
                 Declaration of Trust is incorporated by
                 reference to Exhibit (1) to the Registration
                 Statement.

       (2)       Registrant's Bylaws are incorporated by
                 reference to Exhibit (2) of Post-Effective
                 Amendment No. 14 to the Registration Statement on Form N-1A, filed on May 19, 1994.

       (3)       Not Applicable.

1(4)          Form of Agreement and Plan of Reorganization.

       (5)       Not Applicable.

       (6)       Registrant's Management Agreement is
                 incorporated by reference to Exhibit (5) to the Registration Statement.

       (7)(a)    Registrant's Distribution Agreement is
                 incorporated by reference to Exhibit (6)(a) to the Registration Statement.

       (7)(b) Forms of Service Agreements are incorporated by reference to Exhibit (6)(b) to the Registration Statement.

       (7)(c) Forms of Distribution Plan Agreements are incorporated by reference to Exhibit (6)(c) to the Registration Statement.

       (8)       Not Applicable.

       (9)(a) Registrant's Custody Agreement is incorporated by reference to Exhibit (8)(a) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A, filed on June 3, 1996.

       (9)(b) Registrant's Sub-Custodian Agreements are incorporated by reference to Exhibit (8)(b) of Post-Effective Amendment No. 14 to the
                 Registration Statement on Form N-1A, filed on
                 May 19, 1994.

       (10) Registrant's Shareholder Services Plan is incorporated by reference to Exhibit (9) of Post-Effective Amendment No. 14 to the
                 Registration Statement on Form N-1A, filed on
                 June 1, 1995.

       (11)(a)Opinion and consent of Stroock & Stroock & Lavan regarding legality of issuance of shares and other matters is incorporated by reference to Exhibit (10) to the Registration Statement.

       (11)(b)Consent of Stroock & Stroock & Lavan.

       (12) Opinion and consent of Stroock & Stroock & Lavan regarding tax matters.

       (13)      Not Applicable.

       (14)      Consent of Independent Auditors.

       (15)      Not Applicable.

2(16)            Powers of Attorney.

       (17)      Form of Proxy.

1    Filed herewith as Exhibit A to the Prospectus/Proxy
     Statement.

2    Incorporated by reference to the signature page hereto.

ITEM 17.   UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

           As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York, State of New York, on the 9th day of December, 1996.

                         PREMIER CALIFORNIA MUNICIPAL BOND FUND
                                  (Registrant)

                         By:/S/MARIE E. CONNOLLY
                            Marie E. Connolly, President

           Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Richard W. Ingram, Elizabeth Bachman and Douglas C. Conroy, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/S/MARIE E. CONNOLLY     President and Treasurer   December 9, 1996
Marie E. Connolly        (Principal Executive
                         Officer)

/S/JOHN F. TOWER, III    Assistant Treasurer       December 9, 1996
John F. Tower, III       (Principal Financial
                         and Accounting Officer)

/S/JOSEPH S. DIMARTINO            Trustee          December 9, 1996
Joseph S. DiMartino


/S/CLIFFORD L. ALEXANDER, JR.     Trustee          December 9, 1996
-----------------------------
Clifford L. Alexander, Jr.


/S/PEGGY C. DAVIS                 Trustee          December 9, 1996
Peggy C. Davis


/S/ERNEST KAFKA                   Trustee          December 9, 1996
Ernest Kafka


/S/SAUL B. KLAMAN                 Trustee          December 9, 1996
Saul B. Klaman


/S/NATHAN LEVENTHAL               Trustee          December 9, 1996
Nathan Leventhal

                                INDEX OF EXHIBITS


(11)(b)Consent of Stroock & Stroock & Lavan

(12) Opinion and Consent of Stroock & Stroock & Lavan regarding tax matters

(14) Consent of Independent Auditors